Form 10KSB40, Exhibit 13
period 1997-06-30
FFD FINANCIAL CORP/OH
filed 1997-09-29
CIK 1006177

                                                                      EXHIBIT 13

Dear Shareholders:

On behalf of the directors, officers and employees of FFD Financial Corporation and First Federal Savings Bank of Dover, I am pleased to highlight the accomplishments and events of the fiscal year ended June 30, 1997, which more than exceeded our primary operating objective of maintaining FFD Financial and First Federal Savings Bank of Dover as a profitable and growing independent provider of financial services.

FFD Financial Corporation reported record consolidated net earnings of $1.4 million, or $1.07 per share, for the fiscal year ended June 30, 1997, an increase of $801,000 or 127.6%, over reported net earnings of $632,000 for the fiscal year ended June 30, 1996. The increase in net earnings is primarily attributable to a $665,000, or 31.9%, increase in net interest income and a $1.3 million gain on the sale of Federal Home Loan Mortgage Corporation stock. Management intends to use the proceeds from the gain on the sale of the Federal Home Loan Mortgage Corporation stock for loan production in the local economy.

A non-recurring charge significantly affected net earnings for the year, but will have a positive effect in the future. On September 30, 1996, institutions insured by the Savings Associations Insurance Fund (SAIF) of the FDIC were assessed a one-time charge of $0.65 for every $100 of deposits to increase the SAIF fund to the required level. This one-time assessment resulted in a $332,000 charge ($219,000 after tax). Additionally, 1997 earnings were impacted by an increase in the allowance for loan losses of $125,000 which was established to support current and planned growth in the loan portfolio.

We have been pleased with investors' support of and confidence in our common shares. During the 1997 fiscal year, the price of our common shares increased from $10.63 per share to $14.50 per share, an increase of 36.47%, and dividends totaling $.175 per share were paid.

FFD Financial Corporation experienced growth in significant areas in fiscal year 1997. Total assets were $88.0 million as of June 30, 1997, an increase of $8.5 million, or 10.8%, from $79.5 million in the prior year. Deposit account balances increased from $52.2 million to $57.1 million, or 9.4%, and net loans increased $7.0 million to $55.5 million.

Asset quality remains excellent. At June 30, 1997, nonperforming loans totaled less than $150,000, and capital levels were well above regulatory requirements with our core capital of 16.4% and risk-based capital of 37.5%.

We continue to take steps to position FFD Financial Corporation and First Federal Savings Bank of Dover for continued growth and increased profitability. In fiscal year 1997, the following activities have been undertaken:

-        Introduction of ATM and debit card

- Expansion of lending activities to include commercial loans and deposit products

-        Expansion of consumer products and services

- Announcement of plans for a full service branch in New Philadelphia, Ohio

Our directors, management and staff look forward to meeting all of the challenges of the future. Please be assured that FFD Financial Corporation is committed to supporting our local community, providing friendly professional service, offering fairly priced financial services products, and providing local decision making and focus that our customers have grown to expect.


Very truly yours,

FFD FINANCIAL CORPORATION




Robert R. Gerber
President

                      BUSINESS OF FFD FINANCIAL CORPORATION


FFD Financial Corporation ("FFD"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common stock of First Federal Savings Bank of Dover ("First Federal"), a savings bank chartered under the laws of the United States. In April 1996, FFD acquired all of the common stock issued by First Federal upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal is a stock savings bank principally engaged in the business of making permanent first mortgage loans secured by one- to four-family residential real estate located in First Federal's primary lending area. First Federal also originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units) and nonresidential real estate. The origination of consumer loans, including unsecured loans, passbook loans, loans secured by motor vehicles and home improvement loans, constitutes a small portion of First Federal's lending activities. First Federal has also recently implemented a commercial lending program. In addition to originating loans, First Federal invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), and loan and mortgage-backed securities repayments. First Federal conducts business from its office located in Dover, Ohio, and its primary market area consists of Tuscarawas County.

As a savings and loan holding company, FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings bank chartered under the laws of the United States, First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.


                              MARKET PRICE OF FFD'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS


There were 1,454,750 common shares of FFD outstanding on September 3, 1997, held of record by approximately 744 shareholders. Price information with respect to FFD's common shares is quoted on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low bid prices for the common shares of FFD, together with the respective dividends declared per share, for each quarter of fiscal 1997 and the quarter ended June 30, 1996. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                      High Bid         Low Bid        Cash Dividends Declared
                                                      --------         -------        -----------------------
FISCAL 1996
   Quarter Ended:
     June 30, 1996                                     $11.000         $ 9.875                   $.050

FISCAL 1997
   Quarter Ended:
     September 30, 1996                                $10.750         $10.125                   $.050
     December 31, 1996                                  11.750          10.750                    .050
     March 31, 1997                                     13.500          13.500                    .050
     June 30, 1997                                      14.000          13.375                    .075

The income of FFD consists of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the common shares of First Federal held by FFD and earnings on the $7.1 million in net proceeds retained by FFD from the sale of FFD's common shares in connection with the Conversion. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations.

Under OTS regulations applicable to converted savings associations, First Federal is not permitted to pay a cash dividend on its common shares if the regulatory capital of First Federal would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of First Federal, in the event of a complete liquidation, to those members of First Federal before the Conversion who maintain a savings account at First Federal after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. First Federal currently meets all of its regulatory capital requirements and, unless the OTS determines that First Federal is an institution requiring more than normal supervision, First Federal may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA


The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

  SELECTED CONSOLIDATED FINANCIAL                                      At June 30,
   CONDITION:                                 1997          1996          1995          1994          1993
                                             -------       -------       -------       -------       -------
                                                                      (In thousands)
Total amount of:
  Assets                                     $88,000       $79,458       $58,955       $54,635       $56,718
  Interest-bearing
     deposits (1)                              3,547         1,793         3,659         5,420         4,676
  Investment securities designated as
     available for sale - at market            9,924         9,256           903            --            --
  Investment securities - at cost              1,469         2,460         3,353            51            51
  Mortgage-backed securities
     designated as available for sale
     - at market                               7,944         9,007            --            --            --
  Mortgage-backed securities - at cost
                                               7,165         5,932         8,153         8,814         9,230
  Loans receivable - net                      55,504        48,539        41,494        38,981        41,418
  Deposits                                    57,090        52,208        50,601        47,639        50,201
  Advances from the FHLB                       8,382         5,184            26            --            --
  Shareholders' equity (2) (3)                21,480        21,411         7,787         6,746         6,212

                                                          For the year ended June 30,
SUMMARY OF EARNINGS:                       1997         1996         1995         1994         1993
                                          ------       ------       ------       ------       ------
                                                                 (In thousands)
Interest income                           $5,880       $4,555       $3,718       $3,576       $4,125
Interest expense                           3,101        2,471        1,951        1,731        2,187
                                          ------       ------       ------       ------       ------
Net interest income                        2,779        2,084        1,767        1,845        1,938
Provision for losses on loans                125           50           --           27           25
                                          ------       ------       ------       ------       ------
Net interest income after provision
   for losses on loans                     2,654        2,034        1,767        1,818        1,913
Other income                               1,337           88           37           37           59
General, administrative and other
   expense                                 1,859        1,163        1,077        1,044          975
                                          ------       ------       ------       ------       ------
Earnings before income taxes               2,132          959          727          811          997
Federal income taxes                         705          327          248          277          318
                                          ------       ------       ------       ------       ------
Net earnings                              $1,427       $  632       $  479       $  534       $  679
                                          ======       ======       ======       ======       ======

-------------------------

(1)      Includes short-term interest-bearing deposits in other banks.

(2) Consists solely of retained earnings at June 30, 1993 through 1995, inclusive.

(3)      At June 30, 1997, 1996 and 1995, includes $20,000, $586,000 and
         $562,000, respectively, of net unrealized gains on investment and mortgage-backed securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.

SELECTED FINANCIAL RATIOS                                    At or for the year ended June 30,
   AND OTHER DATA:                           1997           1996           1995           1994           1993
                                            -------        -------        -------        -------        -------
Return on average assets                       1.65%          0.99%          0.86%          0.96%          1.17%
Return on average equity                       6.65           5.72           6.86           8.24          11.56
Interest rate spread                           2.15           2.41           2.77           2.98           3.00
Net interest margin                            3.30           3.28           3.24           3.36           3.40
General, administrative and other
   expense to average assets                   2.15           1.82           1.93           1.87           1.69
Average equity to average
   assets                                     24.83          17.29          12.49          11.59          10.16
Nonperforming assets to
   total assets                                0.07           0.15           0.22           0.66           1.12
Nonperforming loans to total loans
                                               0.11           0.24           0.31           0.91           1.52
Total delinquent loans to total loans(1)       0.69           0.51           1.06           2.20           3.31
Allowance for loan losses to
   total loans                                 0.47           0.29           0.23           0.25           0.18
Allowance for loan losses to
   nonperforming loans                       421.88         124.79          73.28          27.42          11.77
Net charge-offs to average
   loans (2)                                     --             --            .01            .01             --
Average interest-earning
   assets to average interest-bearing
   liabilities                               131.46         122.47         113.11         111.89         110.40
Number of full service offices                    1              1              1              1              1

----------------------------

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

(2) For the years ended June 30, 1997, 1996 and 1993, First Federal did not have any charge-offs.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                     GENERAL


FFD was incorporated for the purpose of owning all of First Federal's outstanding stock. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, included in this Annual Report.


                         CHANGES IN FINANCIAL CONDITION


Consolidated assets at June 30, 1997, totaled $88.0 million representing an increase of $8.5 million, or 10.8%, over June 30, 1996 levels. Asset growth during the fiscal year ended June 30, 1997, resulted primarily from a $4.9 million, or 9.4%, increase in savings deposits and a $3.2 million increase in FHLB advances. The increase in deposits during fiscal 1997 generally reflects management's efforts to aggressively market FFD's savings programs to leverage FFD's capital position. During fiscal 1997, a portion of the $16.0 million of proceeds from maturities and sales of investment securities were redeployed to fund growth in the loan portfolio, as loans receivable increased by $7.0 million, or 14.4%. Management utilized the remaining investment securities proceeds, funds from FHLB advances and proceeds from maturities and sales of mortgage-backed securities to fund purchases of adjustable-rate mortgage-backed securities and investment securities. Cash and cash equivalents increased approximately $1.4 million as management chose to increase liquid assets to fund loan commitments.

FFD's allowance for loan losses at June 30, 1997, totaled $270,000, or .47% of total loans, compared to $146,000, or .29%, of total loans at June 30, 1996. The allowance for loan losses constituted 421.88% of non-performing loans at June 30, 1997, compared to a 124.79% coverage ratio at June 30, 1996. The increase in the allowance for loan losses during fiscal 1997 related solely to growth in the loan portfolio during the year, as nonperforming loans totaled $64,000, or .11% of total loans, at June 30, 1997, compared to $117,000, or .24% of total loans, at June 30, 1996.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996


The earnings of FFD depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

GENERAL. Net earnings for fiscal 1997 totaled $1.4 million, representing an increase of $795,000, or 125.8%, over the $632,000 in net earrings recorded during the fiscal year ended June 30, 1996. The growth in earnings in fiscal 1997 resulted primarily from a $620,000, or 30.5%, increase in net interest income after provision for losses on loans, and a $1.2 million increase in other income, which were partially offset by a $696,000, or 59.8% increase in general, administrative and other expense and a $378,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income for fiscal 1997 amounted to $5.9 million, an increase of $1.3 million, or 29.1%, over the $4.6 million recorded in fiscal 1996. Interest income on loans and mortgage-backed securities increased during fiscal 1997 by $980,000, or 24.5%, primarily reflecting the $16.0 million growth in the weighted average portfolio outstanding year to year. Interest income on investment securities and interest-bearing deposits increased during fiscal 1997 by $345,000, or 62.4%, reflecting a $4.7 million increase in the weighted average balances outstanding year to year. The growth in weighted average interest-earning assets outstanding is indicative of the beneficial effects of the conversion of First Federal from mutual to stock form (the "Conversion") in fiscal 1996 and FFD's deposit growth in fiscal 1997.

Interest expense on deposits increased during fiscal 1997 by $134,000, or 5.4%. The increase in expense resulted primarily from a $3.5 million increase in the weighted average balance outstanding, which was partially offset by a .05% decline in the weighted average yield during fiscal 1997. During fiscal 1997 interest expense on borrowings increased by $496,000, reflecting the increase in weighted average balance outstanding year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by approximately $695,000, or 33.3%, to a total of $2.8 million for fiscal 1997. The interest rate spread decreased by 26 basis points during the year from 2.41% in fiscal 1996 to 2.15% in fiscal 1997, while the net interest margin increased by 2 basis points from 3.28% in fiscal 1996 to 3.30% in fiscal 1997.

PROVISION FOR LOSSES ON LOANS. The provision for losses on loans amounted to $125,000 for fiscal 1997, compared to $50,000 for fiscal 1996. The increase in the provision for losses on loans is due primarily to the growth in the loan portfolio as well as First Federal's recent implementation of a commercial lending program. Management generally provides for additions to the allowance for loan losses based upon the inherent risk of loss related to the lending activities, the outstanding portfolio balance, current and anticipated economic conditions as measured by leading economic indicators and local unemployment data, the level of nonperforming loans and past loss experience. Although management believes that its allowance for loan losses at June 30, 1997, was adequate based on the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect FFD's results of operations.

The foregoing statement is a "forward-looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the loan loss allowance include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large loan borrowers; (3) decrease in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the consumer loans; and (4) determinations by various regulatory agencies that First Federal must recognize additions to its allowance for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

OTHER INCOME. Other income increased during fiscal 1997 by $1.2 million due primarily to the $1.3 million gain on sale of securities recorded in fiscal 1997. Most of this gain resulted from the sale of FFD's investment in Federal Home Loan Mortgage Corporation ("FHLMC") common stock.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased during fiscal 1997 by $696,000, or 59.8%. The growth in operating expense resulted primarily from a $249,000, or 47.2% increase in employee compensation and benefits, a $278,000, or 240.5%, increase in federal deposit insurance expense, and a $111,000, or 46.3%, increase in other operating expenses. The increase in employee compensation generally reflects the cost of employee stock benefit plans which were implemented in connection with the Conversion, the termination of First Federal's defined benefit retirement program, implementation of the commercial lending program and the hiring of additional personnel in anticipation of the opening of a branch office in the fall, while the increase in deposit insurance reflects the $332,000 assessment related to recapitalizing the SAIF. The increase in other operating expense is primarily attributable to increased professional fees related to the reporting requirements of a public company.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $705,000 during fiscal 1997, an increase of $378,000, or 115.6%, over the $327,000 provision recorded in fiscal 1996. The increase primarily resulted from a $1.2 million, or 122.3%, increase in earnings before taxes. FFD's effective tax rates were 33.1% and 34.1% for fiscal 1997 and 1996, respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995


GENERAL. Net earnings totaled $632,000 for fiscal 1996, an increase of $153,000, or 31.9%, over the $479,000 in net earnings reported in fiscal 1995. The increase resulted primarily from a $317,000 increase in net interest income and a $51,000 increase in other income, which were partially offset by a $50,000 increase in the provision for losses on loans, an $86,000 increase in general, administrative and other expense and a $79,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income for fiscal 1996 amounted to $4.6 million, an increase of $837,000, or 22.5%, over the amount recorded in fiscal 1995. Interest income on loans and mortgage-backed securities increased by $612,000, or 18.1%. The increase resulted primarily from a $5.0 million increase in the average portfolio balance, coupled with a 49 basis point increase in the average yield from 6.98% in fiscal 1995 to 7.47% in fiscal 1996. Interest income on investment securities and interest-bearing deposits increased by $225,000, or 68.6%, to a total of $553,000. The increase was due primarily to a $4.0 million increase in the average balance outstanding. The increase in interest-earning assets reflects the deployment of the Conversion proceeds which were used to purchase intermediate-term U.S. Government agency obligations yielding 6.6% and to fund growth in the loan portfolio.

Total interest expense for fiscal 1996 amounted to $2.5 million, an increase of $520,000, or 26.7%, over the $2.0 million recorded in fiscal 1995. Interest expense on deposits increased by $515,000, or 26.4%, due to the increase in the average deposit balance outstanding year to year of $3.5 million coupled with an increase of 71 basis points in the average rate paid from 4.05% in 1995 to 4.76% in 1996.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by approximately $317,000, or 17.9%, to a total of $2.1 million for fiscal 1996. The interest rate spread declined by 36 basis points during the year from 2.77% in fiscal 1995 to 2.41% in fiscal 1996, while the net interest margin increased by 4 basis points from 3.24% in fiscal 1995 to 3.28% in fiscal 1996.

PROVISION FOR LOSSES ON LOANS. The provision for losses on loans amounted to $50,000 for fiscal 1996. The increase in the provision for loan losses was due primarily to the growth in the loan portfolio.

OTHER INCOME. Other income totaled $88,000 for fiscal 1996, compared to $37,000 for the same period in fiscal 1995. During fiscal 1996, FFD sold its former office building and acquired its present location at 321 North Wooster Avenue. The sale resulted in a gain of $50,000, which accounted for the increase in other income.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $1.2 million for fiscal 1996, an increase of $86,000, or 8.0%, over the $1.1 million recorded in fiscal 1995. The increase resulted primarily from an $18,000, or 22.5%, increase in occupancy and equipment, a $10,000, or 10.2%, increase in franchise taxes, and an increase of $45,000, or 23.1%, in other operating expenses. The increase in occupancy and equipment expense resulted from higher depreciation expense on First Federal's new main office. The franchise tax increase is primarily due to the increase in shareholders' equity as a result of the Conversion. The increase in other expenses is due to an increase of $13,000 in office supplies relative to the formation of the holding company and the change of address, a $6,000 increase in advertising and pro-rata increases in operating costs attendant to FFD's growth.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $327,000 for fiscal 1996, an increase of $79,000, or 31.9%, over the $248,000 total recorded in fiscal 1995. The increase resulted primarily from the increase in net earnings before taxes of $232,000, or 31.9%. FFD's effective tax rates were 34.1% for fiscal 1996 and 1995.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA


The following table sets forth certain information relating to FFD's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.


                                                                                Year ended June 30,
                                                        1997                           1996                        1995
                                          ------------------------------ ----------------------------- -----------------------------
                                            Average   Interest   Average   Average   Interest  Average   Average   Interest  Average
                                          outstanding  earned/   yield/  outstanding  earned/  yield/  outstanding  earned/   yield/
                                            balance     paid      rate     balance     paid     rate     balance     paid      rate
                                            -------     ----      ----     -------     ----     ----     -------     ----      ----
                                                                           (Dollars in thousands)
Interest-earning assets:
   Loans receivable                           $52,295   $3,807     7.28%   $44,855   $ 3,402     7.58%   $40,172  $ 2,852      7.10%
   Mortgage-backed securities                  17,228    1,175     6.82      8,713       600     6.89      8,404      538      6.40
   Investment securities                       12,198      782     6.41      5,323       363     6.82        701       44      6.28
   Interest-bearing deposits and other          2,444      116     4.75      4,570       190     4.16      5,237      284      5.42
                                              -------   ------   ------    -------   -------   ------    -------  -------    ------
    Total interest-earning assets              84,165    5,880     6.99     63,461     4,555     7.18     54,514    3,718      6.82

Non-interest-earning assets                     2,255                          474                         1,432
                                              -------                      -------                       -------
    Total assets                              $86,419                      $63,935                       $55,946
                                              =======                      =======                       =======

Interest-bearing liabilities:
   Deposits                                   $55,166    2,598     4.71    $51,713     2,464     4.76    $48,170    1,949      4.05
   Advances from the FHLB                       8,857      503     5.68        104         7     6.73         26        2      7.69
                                              -------   ------   ------    -------   -------   ------    -------  -------    ------
    Total interest-bearing liabilities         64,023    3,101     4.84     51,817     2,471     4.77     48,196    1,951      4.05
                                                        ------   ------              -------   ------    -------  -------

Non-interest-bearing liabilities                  937                        1,063                           764
                                              -------                      -------                       -------

    Total liabilities                          64,960                       52,880                        48,960
 Shareholders' equity                          21,459                       11,055                         6,986
                                              -------                      -------                       -------

    Total liabilities and shareholders'
      equity                                  $86,419                      $63,935                       $55,946
                                              =======                      =======                       =======
Net interest income                                     $2,779                       $ 2,084                      $ 1,767
                                                        ======                       =======                      =======

Interest rate spread                                               2.15%                         2.41%                         2.77%
                                                                =======                       =======                        ======

Net interest margin (net interest
   income as a percent of average
   interest-earning assets)                                        3.30%                         3.28%                         3.24%
                                                                =======                       =======                        ======
Average interest-earning assets to
    average interest-bearing liabilities                         131.46%                       122.47%                       113.11%
                                                                =======                       =======                        ======

The table on the following page describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                  Year ended June 30,
                                                      1997 vs. 1996                   1996 vs. 1995
                                             ------------------------------    ----------------------------
                                                  Increase                         Increase
                                                 (decrease)                       (decrease)
                                                   due to                           due to
                                             Volume       Rate      Total      Volume     Rate      Total
                                                                       (In thousands)
Interest income attributable to:
   Loans receivable                          $   545    $  (140)   $   405    $   348    $   202    $   550
   Mortgage-backed securities                    581         (6)       575         20         42         62
   Investment securities                         442        (23)       419        314          5        319
   Interest-bearing deposits and other
                                                 (98)        24        (74)       (31)       (63)       (94)
                                             -------    -------    -------    -------    -------    -------
Total interest income                          1,470       (145)     1,325        651        186        837
                                             -------    -------    -------    -------    -------    -------

Interest expense attributable to:
   Deposits                                      161        (27)       134        156        359        515
   FHLB advances                                 511        (15)       496          6         (1)         5
                                             -------    -------    -------    -------    -------    -------

Total interest expense                           672        (42)       630        162        358        520
                                             -------    -------    -------    -------    -------    -------

Increase (decrease) in net interest income
                                             $   798    $  (103)   $   695    $   489    $  (172)   $   317
                                             =======    =======    =======    =======    =======    =======


                         ASSET AND LIABILITY MANAGEMENT


First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its capital regulations. Although First Federal is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology illustrates certain aspects of First Federal's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

At June 30, 1997, 2% of the present value of First Federal's assets was approximately $1.6 million, and the interest rate risk of a 200 basis point decrease in market interest rates (which was greater than the interest rate risk of a 200 basis point increase) was $732,000.

Presented below, as of June 30, 1997, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of First Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and First Federal's strong capital position.


                                                                           June 30, 1997
Change in interest rate                Board limit                $ change               % change
       (basis points)                   % change                     in NPV                 in NPV
-----------------------------    --------------------------      -------------        ----------------
                                    (Dollars in thousands)

         +400                             +40.0%                    $(847)                (6.33)%
         +300                             +30.0                      (286)                (2.14)
         +200                             +20.0                       150                  1.12
         +100                             +10.0                       132                  0.99
           0                                  0                         0                      0
         -100                             -10.0                      (266)                (1.99)
         -200                             -20.0                      (732)                (5.48)
         -300                             -30.0                      (668)                (4.99)
         -400                             -40.0                      (484)                (3.62)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.


                         LIQUIDITY AND CAPITAL RESOURCES


First Federal's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. During fiscal 1997, First Federal was able to increase total deposits through a combined strategy involving both advertising and deposit pricing.

OTS regulations presently require First Federal to maintain an average daily balance of investments in United States Treasury securities, federal agency obligations and other investments having maturities of five years or less in an amount equal to 5% of the sum of First Federal's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which First Federal may rely, if necessary, to fund deposit withdrawals or other short-term funding needs. At June 30, 1997, First Federal's regulatory liquidity ratio was 10.5%. At such date, First Federal had commitments to originate loans totaling $1.8 million and no commitments to purchase or sell loans. Additionally, as of June 30, 1997, First Federal had entered into a commitment to construct a new branch for a total cost of approximately $261,000. First Federal considers its liquidity and capital sufficient to meet its outstanding short- and long-term needs.

First Federal's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1997, 1996 and 1995:

                                                          Year ended June 30,
                                                    1997        1996        1995
                                                  --------    --------    --------
                                                           (In thousands)

Net earnings                                      $  1,427    $    632    $    479
Adjustments to reconcile net earnings to
   net cash from operating activities                 (490)        (91)        (79)
                                                  --------    --------    --------
Net cash from operating activities                     937         541         400
Net cash from investing activities                  (6,814)    (21,456)     (5,192)
Net cash from financing activities                   7,259      19,733       2,987
                                                  --------    --------    --------
Net change in cash and cash equivalents              1,382      (1,182)     (1,805)
Cash and cash equivalents at
   beginning of period                               2,698       3,880       5,685
                                                  --------    --------    --------
Cash and cash equivalents at
   end of period                                  $  4,080    $  2,698    $  3,880
                                                  ========    ========    ========


First Federal is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement to 4% or 5%, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of First Federal includes a general loan loss allowance of $270,000 at June 30, 1997.

First Federal exceeded all of its capital requirements at June 30, 1997. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 1997:

                                                                           Excess of regulatory capital
                                                                                   over current
                           Regulatory capital         Current requirement          requirement
                            Amount     Percent       Amount      Percent      Amount         Percent
                                                     (Dollars in thousands)
Tangible capital            $13,320      16.4%         $1,216      1.5%         $12,104        14.9%
Core capital                 13,320      16.4           2,432      3.0           10,888        13.4
Risk-based capital           13,590      37.5           2,895      8.0           10,695        29.5



                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS


In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure the compensation cost of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that FFD will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the FFD's consolidated financial position or results of operations.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and potentially dilutive common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, FFD's basic and diluted earnings per share for the fiscal year ended June 30, 1997, would each have been $1.07.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income, expense, gains and losses that bypass the income statement and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investment securities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Management does not believe that adoption of SFAS No. 130 will have a material adverse effect on the FFD's consolidated financial position or results of operations.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            16


FINANCIAL STATEMENTS

         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                       17

         CONSOLIDATED STATEMENTS OF EARNINGS                                  18

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                      19

         CONSOLIDATED STATEMENTS OF CASH FLOWS                                20

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           22

                          [GRANT THORNTON LETTERHEAD]


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years ended June 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FFD Financial Corporation as of June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.



/s/ Grant Thornton LLP
    ----------------------


Cincinnati, Ohio
August 22, 1997

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)


         ASSETS                                                        1997            1996

Cash and due from banks                                            $    533        $    905
Interest-bearing deposits in other financial institutions             3,547           1,793
                                                                   --------        --------
         Cash and cash equivalents                                    4,080           2,698

Investment securities designated as available
  for sale - at market                                                9,924           9,256
Investment securities - at cost, approximate market value of
  $1,459 and $2,427 as of June 30, 1997 and 1996                      1,469           2,460
Mortgage-backed securities designated as available for
  sale - at market                                                    7,944           9,007
Mortgage-backed securities - at amortized cost, approximate
  market value of $7,304 and $6,073 as of June 30,
  1997 and 1996                                                       7,165           5,932
Loans receivable - net                                               55,504          48,539
Office premises and equipment - at depreciated cost                     865             545
Stock in Federal Home Loan Bank - at cost                               642             598
Accrued interest receivable                                             267             283
Prepaid expenses and other assets                                       140             140
                                                                   --------        --------

         Total assets                                              $ 88,000        $ 79,458
                                                                   ========        ========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits $57,090                                                   $ 57,090        $ 52,208
Advances from the Federal Home Loan Bank                              8,382           5,184
Accrued interest payable                                                 82              37
Other liabilities                                                       340             204
Accrued federal income taxes                                            609              40
Deferred federal income taxes                                            17             374
                                                                   --------        --------
         Total liabilities                                           66,520          58,047

Commitments                                                              --              --

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                              --              --
  Common stock - authorized 5,000,000 shares without par or
    stated value; 1,454,750 shares issued and outstanding                --              --
  Additional paid-in capital                                         14,137          14,132
  Retained earnings - substantially restricted                        8,957           7,857
  Unrealized gains on securities designated as available
    for sale, net of related tax effects                                 20             586
  Shares acquired by stock benefit plans                             (1,634)         (1,164)
                                                                   --------        --------
         Total shareholders' equity                                  21,480          21,411
                                                                   --------        --------

         Total liabilities and shareholders' equity                $ 88,000        $ 79,458
                                                                   ========        ========




The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                               Year ended June 30,
                        (In thousands, except share data)

                                                                    1997           1996          1995
Interest income
  Loans                                                          $ 3,807        $ 3,402       $ 2,852
  Mortgage-backed securities                                       1,175            600           538
  Investment securities                                              782            363            44
  Interest-bearing deposits and other                                116            190           284
                                                                 -------        -------       -------
         Total interest income                                     5,880          4,555         3,718

Interest expense
  Deposits                                                         2,598          2,464         1,949
  Borrowings                                                         503              7             2
                                                                 -------        -------       -------
         Total interest expense                                    3,101          2,471         1,951
                                                                 -------        -------       -------

         Net interest income                                       2,779          2,084         1,767

Provision for losses on loans                                        125             50            --
                                                                 -------        -------       -------

         Net interest income after
           provision for losses on loans                           2,654          2,034         1,767

Other income
  Gain on sale of investment securities designated
    as available for sale                                          1,284             --            --
  Gain on sale of real estate acquired through foreclosure             2             --            --
  Gain on sale of office premises and equipment                       --             50            --
  Other operating income                                              51             38            37
                                                                 -------        -------       -------
         Total other income                                        1,337             88            37

General, administrative and other expense
  Employee compensation and benefits                                 777            528           532
  Occupancy and equipment                                            118             98            80
  Franchise taxes                                                    144            108            98
  Federal deposit insurance premiums                                 394            116           109
  Data processing                                                     75             73            63
  Other operating                                                    351            240           195
                                                                 -------        -------       -------
         Total general, administrative
           and other expense                                       1,859          1,163         1,077
                                                                 -------        -------       -------

         Earnings before income taxes                              2,132            959           727

Federal income taxes
  Current                                                            769            318           260
  Deferred                                                           (64)             9           (12)
                                                                 -------        -------       -------
                                                                     705            327           248
                                                                 -------        -------       -------

         NET EARNINGS                                            $ 1,427        $   632       $   479
                                                                 =======        =======       =======

         EARNINGS PER SHARE                                      $  1.07            N/A           N/A
                                                                 =======        =======       =======



The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 1997, 1996 and 1995
                                 (In thousands)

                                                                                              UNREALIZED
                                                                                 SHARES          GAIN ON
                                                                            ACQUIRED BY       SECURITIES
                                                                ADDITIONAL        STOCK        DESIGNATED
                                                        COMMON     PAID-IN      BENEFIT     AS AVAILABLE     RETAINED
                                                         STOCK     CAPITAL        PLANS         FOR SALE     EARNINGS       TOTAL
Balance at July 1, 1994                                   $--     $     --     $     --      $     --      $  6,746      $  6,746

Designation of securities as available for sale upon
  adoption of SFAS No. 115                                 --           --           --           490            --           490
Net earnings for the year ended June 30, 1995              --           --           --            --           479           479
Unrealized gain on securities designated as available
  for sale, net of related tax effects                     --           --           --            72            --            72
                                                          ---     --------     --------      --------      --------      --------

Balance at June 30, 1995                                   --           --           --           562         7,225         7,787

Reorganization to common stock form and issuance
  of shares in connection therewith - net                  --       14,132       (1,164)           --            --        12,968
Net earnings for the year ended June 30, 1996              --           --           --            --           632           632
Unrealized gain on securities designated as available
  for sale, net of related tax effects                     --           --           --            24            --            24
                                                          ---     --------     --------      --------      --------      --------

Balance at June 30, 1996                                   --       14,132       (1,164)          586         7,857        21,411

Net earnings for the year ended June 30, 1997              --           --           --            --         1,427         1,427
Purchase of shares for stock benefit plan                  --           --         (494)           --            --          (494)
Amortization expense of stock benefit plans                --            5           24            --            --            29
Realized gain on securities designated as available
  for sale, net of related tax effects                     --           --           --          (566)           --          (566)
Dividends paid of $.225 per share                          --           --           --            --          (327)         (327)
                                                          ---     --------     --------      --------      --------      --------

Balance at June 30, 1997                                  $--     $ 14,137     $ (1,634)     $     20      $  8,957      $ 21,480
                                                          ===     ========     ========      ========      ========      ========


The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Year ended June 30,
                                 (In thousands)


                                                                    1997          1996          1995
Cash flows from operating activities:
  Net earnings for the year                                     $  1,427      $    632      $    479
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net            (13)           (8)            8
    Amortization of deferred loan origination fees                   (66)          (65)          (46)
    Depreciation and amortization                                     61            43            41
    Gain on sale of investment and mortgage-backed
      securities designated as available for sale                 (1,284)           --            --
    Gain on sale of office premises and equipment                     --           (50)           --
    Provision for losses on loans                                    125            50            --
    Amortization expense of stock benefit plans                       29            --            --
    Federal Home Loan Bank stock dividends                           (44)          (40)          (34)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                     16          (131)          (42)
      Prepaid expenses and other assets                               --           (23)          (39)
      Other liabilities                                              136            45            16
      Accrued interest payable                                        45             8            (1)
      Federal income taxes
        Current                                                      569            71            30
        Deferred                                                     (64)            9           (12)
                                                                --------      --------      --------
         Net cash provided by operating activities                   937           541           400

Cash flows provided by (used in) investing activities:
  Purchase of mortgage-backed securities                          (2,528)           --          (915)
  Purchase of mortgage-backed securities designated
    as available for sale                                         (4,737)       (9,148)           --
  Principal repayments on mortgage-backed securities               3,257         2,228         1,568
  Proceeds from sale of mortgage-backed securities
    designated as available for sale                               3,970            --            --
  Purchase of investment securities designated as available
    for sale                                                     (15,391)       (8,182)           --
  Purchase of investment securities designated as
    held to maturity                                                  --            --        (3,352)
  Proceeds from maturity of investment securities                 13,648           900            --
  Proceeds from sale of investment securities designated
    as available for sale                                          2,372            --            --
  Loan principal repayments                                       10,049         9,797         5,773
  Loan disbursements                                             (17,073)      (16,827)       (8,241)
  Purchase of office premises and equipment                         (381)         (498)          (25)
  Proceeds from sale of office premises and equipment                 --           274            --
                                                                --------      --------      --------
         Net cash used in investing activities                    (6,814)      (21,456)       (5,192)
                                                                --------      --------      --------

         Net cash used in operating and investing
           activities (subtotal carried forward)                  (5,877)      (20,915)       (4,792)
                                                                --------      --------      --------

                            FFD FINANCIAL CORPORATION

                               Year ended June 30,
                                 (In thousands)


                                                                                         1997          1996          1995

         Net cash used in operating and investing
           activities (subtotal brought carried forward)                             $ (5,877)     $(20,915)     $ (4,792)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                      4,882         1,607         2,961
  Proceeds from Federal Home Loan Bank advances                                         8,900         5,160            30
  Repayments on Federal Home Loan Bank advances                                        (5,702)           (2)           (4)
  Net proceeds from issuance of common stock                                               --        12,968            --
  Purchase of shares for stock benefit plans                                             (494)           --            --
  Dividends paid on common stock                                                         (327)           --            --
                                                                                     --------      --------      --------
         Net cash provided by financing activities                                      7,259        19,733         2,987
                                                                                     --------      --------      --------

Net increase (decrease) in cash and cash equivalents                                    1,382        (1,182)       (1,805)

Cash and cash equivalents at beginning of year                                          2,698         3,880         5,685
                                                                                     --------      --------      --------

Cash and cash equivalents at end of year                                             $  4,080      $  2,698      $  3,880
                                                                                     ========      ========      ========


Supplemental disclosure of cash flow information: Cash paid during the year for:
    Federal income taxes                                                             $    116      $    234      $    214
                                                                                     ========      ========      ========

    Interest on deposits and borrowings                                              $  3,056      $  2,445      $  1,950
                                                                                     ========      ========      ========


Supplemental disclosure of noncash investing activities:
  Securities transferred to available for sale classification
    upon adoption of SFAS No. 115                                                    $     --      $     --      $     51
                                                                                     ========      ========      ========

  Unrealized (realized) gains on securities designated as
    available for sale, net of applicable tax effects                                $   (566)     $     24      $    562
                                                                                     ========      ========      ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    During fiscal 1996, the Board of Directors of First Federal Savings Bank of Dover (the "Savings Bank") adopted a Plan of Conversion (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding stock to a newly formed holding company, FFD Financial Corporation (the "Corporation"). Pursuant to the Plan, the Corporation offered for sale up to 1,454,750 common shares to certain depositors of the Savings Bank and members of the community. The conversion was completed on April 2, 1996, and resulted in the issuance of 1,454,750 common shares of the Corporation which, after consideration of offering expenses totaling approximately $400,000 and $1.2 million in shares purchased by the ESOP, resulted in net proceeds of $13.0 million. Condensed financial statements of the Corporation are presented in Note L. Future references are made either to the Corporation or the Savings Bank as applicable.

    The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Savings Bank. The Savings Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and the Savings Bank, and its wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 1997 and 1996, Dover's principal assets consisted of an investment in the stock of the Savings Bank's data processor and a deposit account in the Savings Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At June 30, 1997 and 1996, the Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale totaling $20,000 and $586,000, respectively.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

    3.  Loans Receivable

    Loans are stated at the principal balance outstanding, reduced by deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    4.  Loan Origination Fees

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral if the loan is collateral dependent. The Savings Bank adopted SFAS No. 114 effective July 1, 1995, without material effect on consolidated financial condition or results of operations.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in impaired nonresidential and multi-family residential real estate loans, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 1997 and 1996, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    6.  Real Estate Acquired through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    7.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be thirty years for the building, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

    8.  Federal Income Taxes

    The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    8.  Income Taxes (continued)

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, general loan loss allowances, percentage of earnings bad debt deductions and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

    9.  Retirement Plans

    The Savings Bank had a defined benefit pension plan covering all employees who have attained 21 years of age and have completed one full year of service. Annual contributions were made to fund current service costs and amortization of past service costs. The plan was terminated during fiscal 1997. The Savings Bank's provision for pension expense was $25,000 and $8,000 for fiscal 1996 and 1995. The disclosure requirements under SFAS No. 87, "Accounting for Pensions", have not been provided based on materiality.

    In conjunction with its reorganization to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $120,000 and $30,000 for fiscal 1997 and 1996, respectively.

    Additionally, the Corporation adopted the First Federal Savings Bank of Dover Recognition and Retention Plan ("RRP"). Subsequent to the Conversion, the Savings Bank purchased 40,600 shares of the Corporation's common stock in the open market. All shares were awarded to certain officers and directors of the Savings Bank, under a five year vesting schedule. A provision of $61,000 related to the RRP was charged to expense for fiscal 1997.

    10.  Earnings Per Share

    The provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share", is not applicable for the fiscal years ended June 30, 1996 and 1995, as the Corporation completed its conversion to stock form in April 1996.

    Earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding, which gives effect to a reduction for 114,044 shares held by the ESOP, totaled 1,340,706 for fiscal 1997.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    12.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1997 and 1996:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

                  Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1997 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                       1997                    1996
                                              CARRYING       FAIR     CARRYING       FAIR
                                                 VALUE      VALUE        VALUE       VALUE
                                                             (In thousands)
Financial assets
  Cash and cash equivalents                    $ 4,080     $ 4,080     $ 2,698     $ 2,698
  Investment securities                         11,393      11,383      11,716      11,683
  Mortgage-backed securities                    15,109      15,248      14,939      15,080
  Loans receivable                              55,504      55,014      48,539      48,373
  Federal Home Loan Bank stock                     642         642         598         598
                                               -------     -------     -------     -------

                                               $86,728     $86,367     $78,490     $78,432
                                               =======     =======     =======     =======

Financial liabilities
  Deposits                                     $57,090     $57,079     $52,208     $52,221
  Advances from the Federal Home Loan Bank       8,382       8,382       5,184       5,187
                                               -------     -------     -------     -------

                                               $65,472     $65,461     $57,392     $57,408
                                               =======     =======     =======     =======

    13.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at June 30, 1997 and 1996, are as follows:

                                                               JUNE 30, 1997
                                                             GROSS        GROSS   ESTIMATED
                                         AMORTIZED      UNREALIZED   UNREALIZED        FAIR
                                              COST           GAINS       LOSSES       VALUE
                                                         (In thousands)
HELD TO MATURITY:
  U.S. Government agency obligations       $ 1,469       $    --       $    10       $ 1,459

AVAILABLE FOR SALE:
  U.S. Government and agency
    obligations                              9,931             6            13         9,924
                                           -------       -------       -------       -------

     Total investment securities           $11,400       $     6       $    23       $11,383
                                           =======       =======       =======       =======

                                                               JUNE 30, 1996
                                                                GROSS        GROSS      ESTIMATED
                                              AMORTIZED    UNREALIZED   UNREALIZED           FAIR
                                                   COST        GAINS        LOSSES          VALUE
                                                                (In thousands)
    HELD TO MATURITY:
  U.S. Government agency obligations            $ 2,460       $    --       $    33       $ 2,427

AVAILABLE FOR SALE:
  FHLMC stock                                        51         1,071            --         1,122
  U.S. Government and agency
    obligations                                   8,184            --            50         8,134
                                                -------       -------       -------       -------
     Total investments available for sale         8,235         1,071            50         9,256
                                                -------       -------       -------       -------

     Total investment securities                $10,695       $ 1,071       $    83       $11,683
                                                =======       =======       =======       =======

    The amortized cost and estimated fair value of U. S. Government and agency obligations, including those designated as available for sale, at June 30, 1997, by term to maturity are shown below.

                                                                              ESTIMATED
                                                            AMORTIZED              FAIR
                                                                 COST             VALUE
                                                                      (In thousands)

    Due in one year or less                                  $  6,440          $  6,432
    Due after one year through five years                       3,462             3,456
    Due in five to ten years                                    1,498             1,495
                                                             --------          --------

                                                             $ 11,400          $ 11,383
                                                             ========          ========

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 1997 and 1996, are shown below:

                                                                                           1997
                                                                                 GROSS                 GROSS             ESTIMATED
                                                       AMORTIZED            UNREALIZED            UNREALIZED                  FAIR
                                                            COST                 GAINS                LOSSES                 VALUE
                                                                                      (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage
    Corporation participation certificates               $ 6,450               $   105               $     1               $ 6,554
  Government National Mortgage
    Association participation certificates                   715                    35                    --                   750
                                                         -------               -------               -------               -------
     Total mortgage-backed securities
       held to maturity                                    7,165                   140                     1                 7,304

AVAILABLE FOR SALE:
  Federal National Mortgage
    Association participation certificates                 7,176                    37                    13                 7,200
  Federal Home Loan Mortgage
    Corporation participation certificates                   730                    14                    --                   744
                                                         -------               -------               -------               -------
     Total mortgage-backed securities
       available for sale                                  7,906                    51                    13                 7,944
                                                         -------               -------               -------               -------

     Total mortgage-backed securities                    $15,071               $   191               $    14               $15,248
                                                         =======               =======               =======               =======

                                                                                          1996
                                                                                 GROSS                 GROSS             ESTIMATED
                                                       AMORTIZED            UNREALIZED            UNREALIZED                  FAIR
                                                            COST                 GAINS                LOSSES                 VALUE
                                                                                    (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage
    Corporation participation certificates               $ 5,089               $   141               $    --               $ 5,230
  Government National Mortgage
    Association participation certificates                   843                    --                    --                   843
                                                         -------               -------               -------               -------
     Total mortgage-backed securities
       held to maturity                                    5,932                   141                    --                 6,073

AVAILABLE FOR SALE:
  Federal National Mortgage
    Association participation certificates                 4,999                    --                   122                 4,877
  Federal Home Loan Mortgage
    Corporation participation certificates                 4,141                    --                    11                 4,130
                                                         -------               -------               -------               -------
     Total mortgage-backed securities
       available for sale                                  9,140                    --                   133                 9,007
                                                         -------               -------               -------               -------

     Total mortgage-backed securities                    $15,072               $   141               $   133               $15,080
                                                         =======               =======               =======               =======

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 1997, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                               AMORTIZED
                                                                    COST
                                                          (In thousands)

    Due within ten years                                       $     199
    Due after ten years                                           14,872
                                                               ---------

                                                               $  15,071
                                                               =========


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                                                           1997           1996
                                                                                              (In thousands)
    Residential real estate
      One- to four-family                                                              $ 54,316        $45,745
      Multi-family                                                                        1,158          1,336
    Nonresidential real estate                                                            1,192          1,124
    Consumer and other loans                                                                583          1,390
                                                                                       --------        -------
                                                                                         57,249         49,595
    Less:
      Undisbursed portion of loans in process                                             1,185            614
      Deferred loan origination fees                                                        290            296
      Allowance for losses on loans                                                         270            146
                                                                                       --------       --------
                                                                                       $ 55,504       $ 48,539
                                                                                       ========       ========

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $53.7 million, or 97%, of the total loan portfolio at June 30, 1997, and approximately $46.0 million, or 95%, at June 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    In the ordinary course of business, the Savings Bank has made loans to some of its directors, officers and employees and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $641,000 and $561,000 at June 30, 1997 and 1996, respectively.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                 1997                 1996                1995
                                                                   (In thousands)
    Beginning balance                           $ 146                $  96               $  99
    Provision for losses on loans                 125                   50                  --
    Loan charge-offs                               (1)                  --                  (3)
                                                -----                -----               -----

    Ending balance                              $ 270                $ 146               $  96
                                                =====                =====               =====

    As of June 30, 1997, the Savings Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at June 30, 1997, 1996 and 1995, totaled $64,000, $117,000 and $131,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $2,000, $9,000 and $9,000 for the years ended June 30, 1997, 1996 and 1995, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 is comprised of the following:

                                                        1997                 1996
                                                             (In thousands)
    Land                                              $  314               $  100
    Building and improvements                            502                  382
    Furniture and equipment                              205                  158
                                                      ------               ------
                                                       1,021                  640
      Less accumulated depreciation and
        amortization                                     156                   95
                                                      ------               ------

                                                      $  865               $  545
                                                      ======               ======

    During fiscal 1996, the Corporation sold its former office building and moved to a new location. The sale resulted in recognition of a gain totaling $50,000. The new office facility was acquired for a purchase price totaling $438,000.

    During fiscal 1997, the Corporation entered into a commitment for construction of a new branch office facility. Construction is estimated to be completed before December 1997 at a total cost of approximately $261,000.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30:

    DEPOSIT TYPE AND WEIGHTED-
    AVERAGE INTEREST RATE                                    1997                                     1996
                                                AMOUNT                   %                AMOUNT                  %
                                                                             (In thousands)
NOW accounts
  1997 - 1.66%                                 $ 5,219                   9.1
  1996 - 2.03%                                                                           $ 4,389                   8.4
Passbook
  1997 - 3.95%                                  17,568                  30.8
  1996 - 3.76%                                                                            14,909                  28.6
                                               -------               -------             -------               -------
Total demand, transaction and
  passbook deposits                             22,787                  39.9              19,298                  37.0

Certificates of deposit
  Original maturities of:
    One year or less
      1997 - 5.24%                              10,236                  17.9
      1996 - 4.90%                                                                         8,433                  16.1
    12 months to 36 months
      1997 - 5.88%                              22,614                  39.6
      1996 - 5.91%                                                                        23,422                  44.9
  Individual retirement accounts
    1997 - 5.60%                                 1,453                   2.6
    1996 - 5.37%                                                                           1,056                   2.0
                                               -------               -------             -------               -------

Total certificates of deposit                   34,303                  60.1              32,911                  63.0
                                               -------               -------             -------               -------

Total deposit accounts                         $57,090                 100.0             $52,208                 100.0
                                               =======               =======             =======               =======

    The Savings Bank had deposit accounts with balances in excess of $100,000 totaling $3.9 million and $1.9 million at June 30, 1997 and 1996, respectively.

    Interest expense on deposits at June 30 is summarized as follows:

                                            1997                 1996                 1995
                                                             (In thousands)

    Passbook                              $  613               $  473               $  451
    NOW accounts                              85                  103                  102
    Certificates of deposit                1,900                1,888                1,396
                                          ------               ------               ------

                                          $2,598               $2,464               $1,949
                                          ======               ======               ======

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                              1997                  1996
                                                  (In thousands)

    Less than one year                     $23,639               $23,788
    One year to two years                    8,608                 7,656
    Two years to three years                 2,056                 1,467
                                           -------               -------

                                           $34,303               $32,911
                                           =======               =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1997 by a pledge of certain residential mortgage loans totaling $12.6 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

    INTEREST                 MATURING IN YEAR
    RATE                     ENDING JUNE 30,               1997                1996

    6.20%                            1997             $   -                  $2,200
    5.48% - 5.69%                    1998                   780               1,480
    5.57% - 5.78%                    1998                 1,180               1,480
    5.81% - 5.88%                    1999                 3,900               -
    5.62%                            2004                 2,500               -
    8.15%                            2005                    22                  24
                                                        -------             -------

                                                         $8,382              $5,184
                                                          =====               =====

    Weighted-average interest rate                         5.76%               5.79%
                                                           ====                ====


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate at June 30 as follows:

                                                                            1997           1996           1995
                                                                                     (In thousands)
    Federal income taxes at statutory rate                                  $725           $326           $247
    Increase in taxes resulting from:
      Other (primarily nontaxable interest income in 1997)                   (20)             1              1
                                                                            ----          -----          -----
    Federal income taxes per consolidated
      financial statements                                                  $705           $327           $248
                                                                           =====           ====           ====

    Effective tax rate                                                     33.1%           34.1%          34.1%
                                                                           ====            ====           ====

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE H - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at June 30 is as follows:

Taxes (payable) refundable on temporary                       1997                1996
differences at statutory rate:                                        (In thousands)

Deferred tax assets:
  Deferred loan origination fees                             $  16                $  27
  Retirement expense                                            53                   32
  General loan loss allowance                                   92                   50
  ESOP expense                                                  49                   10
  Other                                                          1                    3
                                                             -----                -----
     Deferred tax assets                                       211                  122

Deferred tax liabilities:
  Federal Home Loan Bank stock dividends                       (99)                 (85)
  Difference between book and tax depreciation                 (22)                 (14)
  Percentage of earnings bad debt deduction                    (95)                 (95)
  Unrealized gains on securities designated
    as available for sale                                      (12)                (302)
                                                             -----                -----
     Deferred tax liabilities                                 (228)                (496)
                                                             -----                -----

     Net deferred tax liability                              $ (17)               $(374)
                                                             =====                =====

    The Savings Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1997, include approximately $1.9 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 1997. See Note K for additional information regarding the Savings Bank's future percentage of earnings bad debt deductions.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE I - LOAN COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At June 30, 1997, the Savings Bank had outstanding commitments of approximately $1.8 million to originate loans. Additionally, the Savings Bank was obligated under unused lines of credit totaling $785,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1997, and will be funded from normal cash flow from operations.


NOTE J - REGULATORY CAPITAL

    The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE J - REGULATORY CAPITAL (continued)

    and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    As of June 30, 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.

                              AS OF JUNE 30, 1997

                                                                                                 TO BE "WELL-
                                                                                              CAPITALIZED" UNDER
                                                                    FOR CAPITAL                PROMPT CORRECTIVE
                                            ACTUAL               ADEQUACY PURPOSES             ACTION PROVISIONS
                                        ----------------         -----------------           -------------------
                                        AMOUNT     RATIO         AMOUNT      RATIO           AMOUNT        RATIO
                                        ------     -----         ------      -----           ------        -----
                                                                   (In thousands)
    Tangible capital                    $13,320    16.4%         =>$1,216    =>1.5%          =>$4,053     =>  5.0%

    Core Capital                        $13,320    16.4%         =>$2,432    =>3.0%          =>$4,863     =>  6.0%

    Risk-based capital                  $13,590    37.5%         =>$2,895    =>8.0%          =>$3,619     =>10.0%

    The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE K - LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Savings Bank and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In fiscal 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank held $49.2 million in deposits at March 31, 1995, resulting in an assessment of approximately $332,000, or $219,000 after-tax, which was charged to operations in fiscal 1997.

    A component of the recapitalization plan provided for the merger of the SAIF and BIF on January 1, 1999. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Savings Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such activity limit restrictions would not have a material effect on the Corporation's financial position or results of operations.

    Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $281,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 1997 and 1996, and the results of its operations for the periods then ended.

                            FFD FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

     ASSETS                                                               1997                    1996

Cash and due from banks                                               $    460                $    621
Investment securities                                                    6,430                   1,977
Mortgage-backed securities                                                  --                   4,385
Loan receivable from ESOP                                                1,131                   1,164
Investment in First Federal Savings Bank of Dover                       13,348                  13,190
Accrued interest receivable                                                128                      80
Prepaid expenses and other assets                                           30                      --
                                                                      --------                --------

     Total assets                                                     $ 21,527                $ 21,417
                                                                      ========                ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued federal income taxes                                          $     47                $     --
Deferred federal income taxes                                               --                       6
                                                                      --------                --------
     Total liabilities                                                      47                       6

Shareholders' equity
  Common stock                                                              --                      --
  Additional paid-in capital                                            14,137                  14,132
  Unrealized gain on securities designated as available
    for sale, net of related tax effects                                    20                     586
  Retained earnings                                                      8,957                   7,857
  Shares acquired by stock benefit plans                                (1,634)                 (1,164)
                                                                      --------                --------
     Total shareholders' equity                                         21,480                  21,411
                                                                      --------                --------

     Total liabilities and shareholders' equity                       $ 21,527                $ 21,417
                                                                      ========                ========

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995

NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

                            FFD FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                              Period ended June 30,
                                 (In thousands)

                                                                            1997                    1996
Revenue
  Interest income                                                       $    476                $    120
  Equity in earnings of subsidiary                                         1,243                     176
                                                                        --------                --------
     Total revenue                                                         1,719                     296

General and administrative expenses                                          219                      22
                                                                        --------                --------

     Earnings before income taxes                                          1,500                     274

Federal income taxes                                                          73                      20
                                                                        --------                --------

     NET EARNINGS                                                       $  1,427                $    254
                                                                        ========                ========

                        FFD FINANCIAL CORPORATION
                        STATEMENTS OF CASH FLOWS
                          Period ended June 30,
                             (In thousands)

                                                                            1997                    1996

Cash provided by (used in) operating activities:
  Net earnings for the year                                             $  1,427                $    254
  Adjustments to reconcile net earnings to net
    cash provided by (used in) operating activities:
    Undistributed earnings of consolidated subsidiary                     (1,243)                   (194)
    Loss on sale of mortgage-backed and investment
      securities                                                              12                      --
    Increase (decrease) in cash due to changes in:
      Prepaid expenses and other assets                                      (10)                    (79)
      Other liabilities                                                       (3)                     50
                                                                        --------                --------
      Net cash provided by operating activities                              203                      31

Cash flows provided by (used in) investing activities:
  Proceeds from repayment of loan to ESOP                                     33                      --
  Proceeds from maturities of investment securities                        9,948                      --
  Purchase of investment securities                                      (15,391)                 (1,999)
  Proceeds from sale of investment securities                                994                      --
  Purchase of mortgage-backed securities                                      --                  (4,479)
  Principal repayment on mortgage-backed securities                          444                      21
  Proceeds from sale of mortgage-backed securities                         3,935                      --
  Purchase of common shares of First Federal Savings
    Bank of Dover                                                             --                  (4,757)
  Issuance of loan to ESOP                                                    --                  (1,164)
                                                                        --------                --------
      Net cash used in investing activities                                  (37)                (12,378)

Cash flows provided by (used in) financing activities:
  Proceeds from issuance of common stock                                      --                  12,968
  Payment of dividends on common stock                                      (327)                     --
                                                                        --------                --------
      Net cash provided by (used in) financing activities                   (327)                 12,968
                                                                        --------                --------

Net (increase) decrease in cash and cash equivalents                        (161)                    621

Cash and cash equivalents at beginning of period                             621                      --
                                                                        --------                --------

Cash and cash equivalents at end of period                              $    460                $    621
                                                                        ========                ========

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Savings Bank agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $5.0 million to the Corporation at June 30, 1997.


    NOTE M- STOCK OPTION PLAN

    The Corporation initiated the FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") in October 1996 upon shareholder approval of the Plan that provides for the issuance of 145,475 shares of authorized, but unissued shares of common stock. The Board of Directors granted stock options to purchase 100,458 shares of the Corporation's common stock to officers and directors at a weighted-average exercise price of $11.56 per share.

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Company's net earnings and earnings per share for the year ended June 30, 1997 would have been reduced to the pro forma amounts indicated below:


    Net earnings                            As reported             $1,427
                                                                    ======

                                            Pro-forma               $1,407
                                                                    ======

    Earnings per share                      As reported              $1.07
                                                                     =====

                                            Pro-forma                $1.05
                                                                     =====

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


    NOTE M- STOCK OPTION PLAN (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used; dividend yield of 2.25% and expected volatility of 30.0%; risk-free interest rate of 6.0% and expected life of ten years.

    A summary of the status of the Corporation's fixed stock option plans as of June 30, 1997, and changes during the year then ended is presented below:

                                                                                                     WEIGHTED-
                                                                                                       AVERAGE
                                                                                                      EXERCISE
                                                                                       SHARES            PRICE

    Outstanding at beginning of year                                                    -               $    -
    Granted                                                                           100,458           $11.56
    Exercised                                                                           -               $    -
    Forfeited                                                                           5,125           $11.25
                                                                                    ---------
    Outstanding at end of year                                                         95,333           $11.58

    Options exercisable at year-end                                                     -
    Weighted-average fair value of
      options granted during the year                                                                   $11.56

    The following information applies to options outstanding at June 30, 1997:

    Number outstanding                                                                                   95,333
    Range of exercise prices                                                                    $11.25 - $13.75
    Weighted-average exercise price                                                                      $11.58
    Weighted-average remaining contractual life in years                                                   9.33


NOTE N - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

    On November 14, 1995, the Savings Bank's Board of Directors adopted a Plan of Conversion whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common stock to a newly formed holding company, FFD Financial Corporation.

    On April 2, 1996, the Savings Bank completed its conversion to the stock form of ownership, and issued all of the Savings Bank's outstanding common shares to the Corporation.

                            FFD FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE N - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM (continued)


    In connection with the conversion, the Corporation sold 1,454,750 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $416,000, and shares purchased by employee benefit plans totaling $1.2 million, resulted in net cash proceeds of approximately $13.0 million.

    At the date of the conversion, the Savings Bank established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Savings Bank after conversion.

    In connection with the Conversion, the Corporation paid National Capital Companies LLC approximately $170,000. A partner of National Capital Companies LLC also serves as an outside director to FFD Financial Corporation.

                               FFD FINANCIAL CORP.
                                       AND
                       FIRST FEDERAL SAVINGS BANK OF DOVER
                        DIRECTORS AND EXECUTIVE OFFICERS



                              BOARD OF DIRECTORS OF
                          FFD FINANCIAL CORPORATION AND
                       FIRST FEDERAL SAVINGS BANK OF DOVER

                               Stephen G. Clinton
                                    President
                         National Capital Companies LLC

                                Robert R. Gerber
                                    President
                     First Federal Savings Bank of Dover and
                            FFD Financial Corporation

                                 J. Richard Gray
                                    Chairman
                              Hanhart Agency, Inc.

                                Richard J. Herzig
                               Chairman - Retired
                        Toland-Herzig Funeral Homes, Inc.

                              Roy O. Mitchell, Jr.
                           Managing Officer - Retired
                       First Federal Savings Bank of Dover

                                Robert D. Sensel
                      President and Chief Executive Officer
                             Dover Hydraulics, Inc.



                              EXECUTIVE OFFICERS OF
                            FFD FINANCIAL CORPORATION

                                Robert R. Gerber
                                    President

                               Charles A. Bradley
                                    Treasurer

                               Shirley A. Wallick
                                    Secretary

                              EXECUTIVE OFFICERS OF
                       FIRST FEDERAL SAVINGS BANK OF DOVER

                                Robert R. Gerber
                                    President

                               Charles A. Bradley
                       Treasurer, Chief Financial Officer
                               and Vice President

                               Shirley A. Wallick
                                    Secretary

                              SHAREHOLDER SERVICES


Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948


                                 ANNUAL MEETING


The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 14, 1997, at 1:00 p.m., Eastern Time, at the office of FFD, 321 North Wooster Avenue, Dover, Ohio 44622. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB


A copy of FFD's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                              Attention: Secretary