Form 10KSB40, Exhibit 13
period 1998-06-30
FFD FINANCIAL CORP/OH
filed 1998-09-28
CIK 1006177

                            COVER TO ANNUAL REPORT


      (PHOTOGRAPHS OF PRESENT FORM OF STOCK CERTIFICATE OF FFD FINANCIAL
        CORPORATION AND STOCK CERTIFICATE OF THE DOVER BUILDING AND LOAN
                              COMPANY FROM 1898)



                          FFD FINANCIAL CORPORATION

                              1998 ANNUAL REPORT

                             A CENTURY OF SERVICE

                                  1898-1998

                            FFD FINANCIAL CORPORATION

                            TELEPHONE (330) 364-7777

            321 North Wooster Avenue   P.O. BOX 38   DOVER, OHIO 44622

Robert R. Gerber
President


Dear Shareholders:

It is with a great deal of pleasure that we present to you our third Annual Report to Shareholders.

The fiscal year ended June 30, 1998, represented the capstone of our first hundred years of providing personalized financial services to our community. Happily, we were able to celebrate the attainment of this significant milestone with another strong earnings performance.

Net earnings for the fiscal year ended June 30, 1998, totaled $1.0 million or $.73 per share, representing an annualized return on assets of 1.10%. Our earnings in fiscal 1998 were primarily fueled by a healthy $352,000, or 13.3%, increase in net interest income. This improvement in net interest income during fiscal 1998 generally reflects growth in interest-earning assets as a result of a two-fold strategy of gains taking in the securities portfolio and an increase in net loans of $15.5 million, while simultaneously increasing our marketing efforts toward growth in savings deposits, increasing deposits from $57.1 million to $61.7 million.

We believe that asset growth is a strategic imperative for your Corporation. Toward this end, we successfully opened our New Philadelphia branch office during fiscal 1998. Nine months later, we are rapidly approaching $5.0 million in new deposits. Additionally, we have sought further growth on the asset side by adding a number of new consumer and business banking loan products. We have offset the short-term costs related to these initiatives by selling FHLMC stock during fiscal 1998 and 1997, recognizing after tax gains of $300,000 and $850,000, respectively.

Our operating success has culminated in total share appreciation (increase in value of common shares plus dividends received) of 51% from July 1, 1997, to September 10, 1998. Our share value was further enhanced via utilization of a novel tax strategy that recharacterized our dividend payments as partially tax-free returns of capital.

Your directors, managers, and staff are confident that our current strategic direction has positioned FFD and First Federal Savings Bank of Dover to meet the challenges confronting us as we enter our 101st year and second century of service. We remain committed to maintaining friendly, personalized financial services in our markets, while continuing the local decision making and focus that our customers have grown to expect.

As always, we wish to take this opportunity to thank all of our customers and shareholders for your past and continued support.

Very truly yours,

FFD FINANCIAL CORPORATION


Robert R. Gerber
President

                      BUSINESS OF FFD FINANCIAL CORPORATION

================================================================================

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

First Federal is a stock savings bank principally engaged in the business of making fixed-rate and adjustable-rate first mortgage loans to be held in portfolio and sold in the secondary mortgage market secured by one- to four-family residential real estate located in First Federal's primary lending area. First Federal also originates loans for the construction of residential real estate, loans secured by multifamily real estate (over four units), loans for commercial business purposes and nonresidential real estate loans. The origination of consumer loans, including unsecured loans, passbook loans, loans secured by motor vehicles and home improvement loans, constitutes a small portion of First Federal's lending activities. In addition to originating loans, First Federal invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), and loan and mortgage-backed securities repayments. First Federal conducts business from two locations, one in Dover, Ohio, and one in New Philadelphia, Ohio. The primary market area for First Federal is Tuscarawas County.

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


                              MARKET PRICE OF FFD'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS

================================================================================

There were 1,445,350 common shares of FFD outstanding on September 4, 1998, held of record by approximately 717 shareholders. Price information with respect to FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low bid prices for the common shares of FFD, as quoted by Nasdaq, together with the respective dividends declared per share, for each quarter of fiscal 1998 and 1997. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


                                                      High Bid         Low Bid       Cash Dividends Declared
                                                      --------         -------       -----------------------
FISCAL 1997
   Quarter Ended:
     September 30, 1996                                $10.750         $10.125                 $  .050
     December 31, 1996                                  11.750          10.750                    .050
     March 31, 1997                                     13.500          13.500                    .050
     June 30, 1997                                      14.000          13.375                    .075

FISCAL 1998
   Quarter Ended:
     September 30, 1997                                $16.500         $14.125                 $  .075
     December 31, 1997                                  19.500          16.250                    .075
     March 31, 1998                                     22.750          17.750                    .075
     June 30, 1998                                      24.125          19.125                   4.575


The income of FFD consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the common shares of First Federal held by FFD. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations.

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

OTS regulations applicable to all savings associations provide that a savings association that immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. First Federal currently meets all of its regulatory capital requirements and, unless the OTS determines that First Federal is an institution requiring more than normal supervision, First Federal may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.


                                                                            At June  30,
SELECTED CONSOLIDATED FINANCIAL               ------------------------------------------------------------------
   CONDITION:                                  1998           1997           1996           1995          1994
                                              ------         ------        --------        ------        ------
                                                                     (In thousands)
Total amount of:
  Assets                                     $90,966         $88,000       $79,458       $58,955        $54,635
  Interest-bearing
     deposits (1)                                607           3,547         1,793         3,659          5,420
  Investment securities
     designated as available for
     sale - at market                          2,655           9,924         9,256           903              -
  Investment securities - at cost                977           1,469         2,460         3,353             51
  Mortgage-backed securities
     designated as available for
     sale - at market                          5,935           7,944         9,007             -              -
  Mortgage-backed securities - at
     cost                                      5,960           7,165         5,932         8,153          8,814
  Loans receivable - net                      70,990          55,504        48,539        41,494         38,981
  Deposits                                    61,956          57,090        52,208        50,601         47,639
  Advances from the FHLB                      12,519           8,382          5,184           26              -
  Shareholders' equity (2) (3)                15,825          21,480        21,411         7,787          6,746


                                                               For the year ended June 30,
                                              -----------------------------------------------------------------
SUMMARY OF EARNINGS:                           1998           1997           1996           1995          1994
                                              ------         ------        --------        ------        ------
                                                                       (In thousands)

Interest income                               $6,460         $5,880          $4,555        $3,718        $3,576
Interest expense                               3,454          3,101           2,471         1,951         1,731
                                                            -------         -------       -------        ------
Net interest income                            3,006          2,779           2,084         1,767         1,845
Provision for losses on loans                      -            125              50             -            27
                                              ------         ------        --------        ------        ------
Net interest income after provision
   for losses on loans                         3,006          2,654           2,034         1,767         1,818
Other income                                     525          1,337              88            37            37
General, administrative and other
   expense                                     2,044          1,859           1,163         1,077         1,044
                                              ------         ------        --------        ------        ------
Earnings before income taxes                   1,487          2,132             959           727           811
Federal income taxes                             505            705             327           248           277
                                              ------         ------        --------        ------        ------
Net earnings                                  $  982         $1,427        $    632        $  479        $  534
                                              ======         ======        ========        ======        ======
-----------------------------------


(1)  Includes short-term interest-bearing deposits in other banks.

(2)  Consists solely of retained earnings at June 30, 1995 and 1994.

(3)  At June 30, 1998, 1997, 1996 and 1995, includes $140,000, $20,000, $586,000 and $562,000, respectively, of net unrealized gains on investment and mortgage-backed securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.

                                                                  At or for the year ended June 30,
SELECTED FINANCIAL RATIOS                     -----------------------------------------------------------------
   AND OTHER DATA:                            1998           1997           1996           1995           1994
                                              ----           ----           ----           ----           ----

Return on average assets                      1.06%           1.65%          0.99%          0.86%          0.96%
Return on average equity                      4.65            6.65           5.72           6.86           8.24
Interest rate spread                          2.22            2.15           2.41           2.77           2.98
Net interest margin                           3.29            3.30           3.28           3.24           3.36
General, administrative and other
   expense to average assets                  2.20            2.15           1.82           1.93           1.87
Average equity to average
   assets                                    22.75           24.83          17.29          12.49          11.59
Nonperforming assets to
   total assets                               0.09            0.07           0.15           0.22           0.66
Nonperforming loans to total
   loans                                      0.11            0.11           0.24           0.31           0.91
Total delinquent loans to total
   loans(1)                                   0.51            0.69           0.51           1.06           2.20
Allowance for loan losses to
   total loans                                0.37            0.47           0.29           0.23           0.25
Allowance for loan losses to
   nonperforming loans                      329.27          421.88         124.79          73.28          27.42
Net charge-offs to average
   loans(2)                                      -               -              -           .01            .01
Average interest-earning
   assets to average interest-bearing
   liabilities                              128.34          131.46         122.47         113.11         111.89
Number of full service offices                2               1              1              1              1

----------------------------

(1)  Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

(2)  For the years ended June 30, 1998, 1997 and 1996, First Federal did not have any charge-offs.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                     GENERAL

--------------------------------------------------------------------------------

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


       CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 1997 TO JUNE 30, 1998

--------------------------------------------------------------------------------

FFD's total assets at June 30, 1998, amounted to $91.0 million, a $3.0 million, or 3.4%, increase over the total at June 30, 1997. This increase was funded primarily through growth in deposits of $4.9 million and an increase in advances from the Federal Home Loan Bank ("FHLB") of $4.1 million, which were partially offset by a decrease in shareholders' equity of $5.7 million.

Cash and interest-bearing deposits totaled $1.6 million at June 30, 1998, a decrease of $2.4 million from the total at June 30, 1997. Investment securities totaled $3.6 million at June 30, 1998, a decrease of $7.8 million from the total at June 30, 1997, as maturities and sales of securities totaling $10.2 million and $6.4 million, respectively, were partially offset by purchases of $8.2 million during the period.

Mortgage-backed securities totaled $11.9 million at June 30, 1998, a $3.2 million, or 21.3%, decrease from the total at June 30, 1997. This decrease resulted primarily from principal repayments of $3.2 million.

The overall decrease in cash, investment securities and mortgage-backed securities was due primarily to management's use of excess liquidity to fund the $6.5 million, or $4.50 per share, distribution to shareholders paid in June 1998, and to fund growth in the loan portfolio during the year.

Loans receivable totaled $71.0 million at June 30, 1998, an increase of $15.5 million, or 27.9%, over the June 30, 1997, total. Loan disbursements during the period totaled $29.2 million, which were partially offset by principal repayments of $13.8 million. Loan disbursements during the twelve months ended June 30, 1998, increased by $12.2 million, or 71.3%, compared to the origination volume during fiscal 1997. Growth in the loan portfolio, entirely through originations with the assistance of a new commercial lending officer, rather than purchases, consisted of $9.3 million in loans secured by one- to four-family residential real estate and approximately $5.5 million in nonresidential real estate loans.

The allowance for loan losses totaled $270,000 at both June 30, 1998, and June 30, 1997, which represented .37% and .47% of total loans and 329% and 422% of nonperforming loans at those respective dates. Nonperforming loans amounted to $82,000 and $64,000 at June 30, 1998, and June 30, 1997, respectively. Although management believes that its allowance for loan losses at June 30, 1998, is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect FFD's results of operations.

Deposits totaled $62.0 million at June 30, 1998, a $4.9 million, or 8.5%, increase over June 30, 1997. This increase resulted primarily from growth in deposits at the new branch office location, coupled with management's efforts to obtain moderate growth through advertising and pricing strategies.

FHLB advances totaled $12.5 million at June 30, 1998, a $4.1 million, or 49.4%, increase over the total at June 30, 1997. Proceeds from the increase in borrowings were primarily used to fund part of the loan portfolio growth.

Shareholders' equity totaled $15.8 million at June 30, 1998, a decrease of $5.7 million, or 26.3%, from the total at June 30, 1997. The decrease resulted primarily from the $6.5 million special distribution, coupled with regular quarterly dividends totaling $403,000, which were partially offset by net earnings of $982,000.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

--------------------------------------------------------------------------------

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

GENERAL. FFD's net earnings totaled $982,000 for the fiscal year ended June 30, 1998, a decrease of $445,000, or 31.2%, from the net earnings of $1.4 million recorded in fiscal 1997. The decrease in net earnings resulted primarily from an $812,000 decrease in other income and a $185,000 increase in general, administrative and other expense, which were partially offset by a $227,000 increase in net interest income coupled with a $200,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income increased by $580,000, or 9.9%, to a total of $6.5 million for the year ended June 30, 1998, compared to $5.9 million for the year ended June 30, 1997. Interest income on loans increased by $959,000, or 25.2%, due primarily to an $11.0 million, or 21.1%, increase in the average loan portfolio balance outstanding, coupled with a 25 basis point increase in the average yield, to 7.53% in fiscal 1998. Interest income on mortgage-backed securities decreased by $248,000, or 21.1%, due primarily to a $3.0 million decrease in the average balance outstanding, coupled with a decrease in the yield earned on such securities. Interest income on investment securities and interest-bearing deposits decreased by $131,000, or 14.6%, due primarily to an approximate $729,000 decrease in the related average investment balance and a decrease in the yield earned on such investments.

Interest expense on deposits increased by $199,000, or 7.7%, for the year ended June 30, 1998, compared to fiscal 1997, due primarily to a $4.4 million, or 8.0%, increase in the average deposit portfolio balance outstanding.

Interest expense on borrowings increased by $154,000, or 30.6%, due primarily to a $2.8 million increase in the average balance of advances outstanding.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $227,000, or 8.2%, for the fiscal year ended June 30, 1998, compared to fiscal 1997. The interest rate spread amounted to approximately 2.22% for the fiscal year ended June 30, 1998, compared to 2.15% for the comparable 1997 period, while the net interest margin amounted to 3.29% in 1998, compared to 3.30% in 1997.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for losses on loans to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. As a result of such analysis, management concluded that the allowance for loan losses was adequate and, therefore, did not record a provision for losses on loans during the fiscal year ended June 30, 1998, as compared to the $125,000 provision recorded in fiscal 1997. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME. Other income totaled $525,000 for the year ended June 30, 1998, a decrease of $812,000 from the 1997 total. The decrease resulted primarily from an $843,000, or 65.7%, decrease in gain on sales of securities. Other operating income consists primarily of fees generated from ATM transactions, late charges on loans, safety deposit box rentals and negotiable order of withdrawal ("NOW") account fees.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.0 million for the year ended June 30, 1998, an increase of $ 185,000, or 10.0%, compared to the same period in 1997. The increase resulted primarily from a $257,000, or 33.1%, increase in employee compensation and benefits, a $75,000, or 63.6%, increase in occupancy and equipment expense, a $69,000, or 47.9%, increase in franchise taxes and a $110,000, or 31.3%, increase in other operating expenses, which were partially offset by a $360,000, or 91.4%, decrease in federal deposit insurance premiums, due to the $332,000 one-time pre-tax charge to recapitalize the SAIF which was recorded in the fiscal 1997 period.

The increase in employee compensation and benefits was due primarily to increased staffing levels related to the opening of the New Philadelphia office location in November 1997, and the addition of a commercial lending officer during fiscal 1997, coupled with an increase in expense associated with stock benefit plans and normal merit increases. The increase in occupancy and equipment and other operating expense resulted primarily from costs associated with the start-up of the New Philadelphia office. The increase in franchise taxes was due to the increase in shareholders' equity year to year.

FEDERAL INCOME TAXES. FFD recorded a provision for federal income taxes totaling $505,000 for the year ended June 30, 1998, a decrease of $200,000, or 28.4%, from fiscal 1997. The decrease resulted primarily from a $645,000, or 30.3%, decrease in earnings before taxes. The effective tax rates were 34.0% and 33.1% for the years ended June 30, 1998 and 1997, respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

--------------------------------------------------------------------------------

GENERAL. Net earnings for fiscal 1997 totaled $1.4 million, representing an increase of $795,000, or 125.8%, over the $632,000 in net earnings recorded during the fiscal year ended June 30, 1996. The growth in earnings in fiscal 1997 resulted primarily from a $620,000, or 30.5%, increase in net interest income after provision for losses on loans, and a $1.2 million increase in other income, which were partially offset by a $696,000, or 59.8%, increase in general, administrative and other expense and a $378,000 increase in the provision for federal income taxes.

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

The foregoing statement is a "forward-looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the loan loss allowance include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large loan borrowers; (3) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the consumer loans; and (4) determinations by various regulatory agencies that First Federal must recognize additions to its allowance for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

OTHER INCOME. Other income increased during fiscal 1997 by $1.2 million due primarily to the $1.3 million gain on sale of securities recorded in fiscal 1997. Most of this gain resulted from the partial sale of FFD's investment in Federal Home Loan Mortgage Corporation ("FHLMC") common stock.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased during fiscal 1997 by $696,000, or 59.8%. The growth in operating expense resulted primarily from a $249,000, or 47.2%, increase in employee compensation and benefits, a $278,000, or 239.7%, increase in federal deposit insurance expense, and a $111,000, or 46.3%, increase in other operating expenses. The increase in employee compensation generally reflects the cost of stock benefit plans which were implemented in connection with the Conversion, the termination of First Federal's defined benefit retirement program, implementation of the commercial lending program and the hiring of additional personnel in anticipation of the opening of a branch office in the fall, while the increase in deposit insurance reflects the $332,000 assessment related to recapitalizing the SAIF. The increase in other operating expense is primarily attributable to increased professional fees related to the reporting requirements of a public company.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $705,000 during fiscal 1997, an increase of $378,000, or 115.6%, over the $327,000 provision recorded in fiscal 1996. The increase primarily resulted from a $1.2 million, or 122.3%, increase in earnings before taxes. FFD's effective tax rates were 33.1% and 34.1% for fiscal 1997 and 1996, respectively.


                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

--------------------------------------------------------------------------------

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


                                                                 Year ended June 30,
                                -------------------------------------------------------------------------------------
                                              1998                       1997                       1996
                                ----------------------------- -------------------------- ----------------------------
                                  Average   Interest Average  Average  Interest Average   Average  Interest Average
                                outstanding  earned/  yield/ outstanding earned/  Yield/ outstanding earned/  yield/
                                  balance     paid     rate   balance    paid      rate    balance    paid      rate
                                  -------     ----     ----   -------    ----      ----    -------    ----      ----
                                                                (Dollars in thousands)
  Interest-earning assets:
     Loans receivable              $63,315    $4,766    7.53% $52,295   $3,807     7.28%  $44,855   $3,402    7.58%
     Mortgage-backed securities     14,202       927    6.53   17,228    1,175     6.82     8,713      600    6.89
     Investment securities           5,097       319    6.26   12,198      782     6.41     5,323      363    6.82
     Interest-bearing deposits
     and other                       8,816       448    5.08    2,444      116     4.75     4,570      190    4.16
                                  --------   -------    ---- --------- -------     ----  --------  -------    ----
      Total interest-earning
      assets                        91,430     6,460    7.07   84,165    5,880     6.99    63,461    4,555    7.18
                                  --------                   --------

  Non-interest-earning assets        1,417                      2,255                         474
                                  --------                   --------                     -------

      Total assets                 $92,847                    $86,419                     $63,935
                                   =======                    =======                     =======

  Interest-bearing liabilities:
     Deposits                      $59,554     2,797    4.70  $55,166    2,598     4.71   $51,713    2,464    4.76
     Advances from the FHLB         11,685       657    5.62    8,857      503     5.68                  7    6.73
                                  --------   -------    ---- --------  -------     ----  -------- ---------   ----
      Total interest-bearing        71,239     3,454    4.85   64,023    3,101     4.84    51,817    2,471    4.77
                                              ------    ----           -------     ----            -------    ----
      liabilities

  Non-interest-bearing liabilities     487                        937                       1,063
                                  --------                   --------                    --------

      Total liabilities             71,726                     64,960                      52,880

   Shareholders' equity             21,121                     21,459                      11,055
                                    ------                     ------                      ------

      Total liabilities and
      shareholders' equity         $92,847                    $86,419                     $63,935
                                   =======                    =======                     =======


  Net interest income                         $3,006                    $2,779                      $2,084
                                              ======                    ======                      ======

  Interest rate spread                                  2.22%                      2.15%                      2.41%
                                                        ====                       ====                       ====

  Net interest margin (net
      interest income as a
      percent of average                                3.29%                      3.30%                      3.28%
                                                        ====                       ====                       ====
      interest-earning assets)

  Average interest-earning assets
      to average interest-bearing
      liabilities                                     128.34%                    131.46%                    122.47%
                                                      ======                     ======                     ======

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


                                                                   Year ended June 30,
                                            ----------------------------------------------------------------
                                                1998 vs. 1997                        1997 vs. 1996
                                            -----------------------------      -----------------------------
                                                  Increase                           Increase
                                                 (decrease)                         (decrease)
                                                   due to                             due to
                                             ------------------                 -----------------
                                             Volume        Rate       Total      Volume      Rate        Total
                                             ------        ----       -----      ------      ----        -----
                                                                       (In thousands)
Interest income attributable to:
   Loans receivable                            $824         $135       $959       $ 545      $(140)      $ 405
   Mortgage-backed securities                  (200)         (48)      (248)        581         (6)        575
   Investment securities                       (445)         (18)      (463)        442        (23)        419
   Interest-bearing deposits and
      other                                     323            9        332         (98)        24         (74)
                                               ----       ------       ----      ------     ------       -----
Total interest income                           502           78        580       1,470       (145)      1,325
                                               ----        -----       ----       -----     ------       -----

Interest expense attributable to:
   Deposits                                     193            6        199         161        (27)        134
   FHLB advances                                149            5        154         511        (15)        496
                                               ----       ------       ----      ------       ----       -----

Total interest expense                          342           11        353         672        (42)        630
                                               ----        -----       ----      ------      -----       -----

Increase (decrease) in net interest
      income                                   $160         $ 67       $227       $ 798      $(103)      $ 695
                                               ====         ====       ====       =====      =====       =====


                         ASSET AND LIABILITY MANAGEMENT

--------------------------------------------------------------------------------

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

At June 30, 1998, 2% of the present value of First Federal's assets was approximately $1.8 million, and the interest rate risk of a 200 basis point decrease in market interest rates (which was greater than the interest rate risk of a 200 basis point increase) was $1.2 million.

Presented below, as of June 30, 1998, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 200 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of First Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and First Federal's strong capital position.



                                                              June 30, 1998
                                                         -----------------------
   Change in interest rate        Board limit           $ change        % change
       (basis points)             % change               in NPV          in NPV
      ----------------            ---------            --------          ------
                            (Dollars in thousands)

         +400                       +40.0%              $(678)         (4.47)%
         +200                       +20.0                 100            .66
            0                           0                   0               0
         -200                       -20.0              (1,231)         (8.12)
         -400                       -40.0              (1,574)        (10.38)


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

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

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

OTS regulations presently require First Federal to maintain an average daily balance of investments in United States Treasury securities, federal agency obligations and certain other investments having maturities of five years or less in an amount equal to 4% of the sum of First Federal's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which First Federal may rely, if necessary, to fund deposit withdrawals or other short-term funding needs. At June 30, 1998, First Federal's regulatory liquidity ratio was 8.9%. At such date, First Federal had commitments to originate loans including unused lines of credit totaling $3.2 million and no commitments to purchase or sell loans.

First Federal's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1998, 1997 and 1996:


                                                                         Year ended June 30,
                                                          ---------------------------------------------------
                                                            1998                  1997                1996
                                                          -------               -------            ---------
                                                                             (In thousands)

Net earnings                                              $   982                $1,427            $     632
Adjustments to reconcile net earnings to
   net cash from operating activities                        (675)                 (490)                 (91)
                                                          -------               -------            ---------
Net cash from operating activities                            307                   937                  541
Net cash used in investing activities                      (4,706)               (6,814)             (21,456)
Net cash from financing activities                          1,952                 7,259               19,733
                                                          -------                ------              -------
Net change in cash and cash equivalents                    (2,447)                1,382               (1,182)
Cash and cash equivalents at
   beginning of period                                      4,080                 2,698                3,880
                                                          -------               -------             --------
Cash and cash equivalents at
   end of period                                           $1,633                $4,080             $  2,698
                                                           ======                ======             ========

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

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of First Federal includes a general loan loss allowance of $270,000 at June 30, 1998.

First Federal exceeded all of its capital requirements at June 30, 1998. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 1998:


                                                                               Excess of regulatory
                                                                               capital over current
                           Regulatory capital       Current requirement             requirement
                           ------------------       -------------------       ----------------------
                           Amount      Percent       Amount      Percent      Amount         Percent
                           ------      -------       ------      -------      ------         -------
                                                   (Dollars in thousands)

Tangible capital           $14,502      16.0%        $1,361        1.5%       $13,141         14.5%
Core capital                14,502      16.0          2,721        3.0         11,781         13.0
Risk-based capital          14,772      29.7          3,981        8.0         10,791         21.7


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

--------------------------------------------------------------------------------

In June 1996, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, known as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to, and over the period of, estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management has adopted SFAS No. 125, as required, without material effect on FFD's consolidated financial position or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on FFD's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on FFD's financial statements.


                                  OTHER MATTERS

--------------------------------------------------------------------------------

As with most providers of financial services, First Federal's operations are heavily dependent on information technology systems. First Federal is addressing the potential problems associated with the possibility that the computers that control or operate First Federal's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. First Federal is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

FFD's primary data processing applications are handled by a third-party service bureau which has advised FFD that it has transferred to a fully year 2000-compliant processing system that will be fully tested by January 1, 1999. Management has also reviewed FFD's ancillary equipment and is in the process of providing the appropriate remedial measures without material cost.

As a result of the foregoing, FFD has not identified any material specific expenses that are reasonably likely to be incurred by First Federal in connection with this issue and does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that First Federal is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make First Federal's current systems, programs and equipment year 2000 compliant, FFD's net earnings and financial condition could be adversely affected. While First Federal is endeavoring to ensure that its computer-dependent operations are year 2000 compliant, no assurance can be given that some year 2000 problems will not occur.

In addition to possible expense related to its own systems, FFD could incur losses if year 2000 issues adversely affect First Federal's depositors or borrowers. Such problems could include delayed loan payments due to year 2000 problems affecting any significant borrowers or impairing the payroll systems of large employers in First Federal's primary market area. Because First Federal's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and First Federal's primary market area is not significantly dependent upon one employer or industry, First Federal does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                    CONTENTS

                                                                     PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                    19


FINANCIAL STATEMENTS

         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION               20

         CONSOLIDATED STATEMENTS OF EARNINGS                          21

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY              22

         CONSOLIDATED STATEMENTS OF CASH FLOWS                        23

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   25

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years ended June 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FFD Financial Corporation as of June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


GRANT THORNTON  LLP


Cincinnati, Ohio
August 21, 1998

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)

ASSETS                                                                                      1998         1997
Cash and due from banks                                                                   $  1,026     $    533
Interest-bearing deposits in other financial institutions                                      607        3,547
                                                                                          --------     --------
Cash and cash equivalents                                                                    1,633        4,080

Investment securities designated as available for sale - at market                           2,655        9,924
Investment securities - at cost, approximate market value of $993 and $1,459 as of             977        1,469
     June 30, 1998 and 1997
Mortgage-backed securities designated as available for sale - at market                      5,935        7,944
Mortgage-backed securities - at amortized cost, approximate market value of $6,073 and       5,960        7,165
     $7,304 as of June 30, 1998 and 1997
Loans receivable - net                                                                      70,990       55,504
Office premises and equipment - at depreciated cost                                          1,383          865
Stock in Federal Home Loan Bank - at cost                                                      933          642
Accrued interest receivable                                                                    279          267
Prepaid expenses and other assets                                                              221          140
                                                                                          --------     --------

                  Total assets                                                            $ 90,966     $ 88,000
                                                                                          ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                  $ 61,956     $ 57,090
Advances from the Federal Home Loan Bank                                                    12,519        8,382
Accrued interest payable                                                                        94           82
Other liabilities                                                                              258          340
Accrued federal income taxes                                                                   197          609
Deferred federal income taxes                                                                  117           17
                                                                                          --------     --------
                  Total liabilities                                                         75,141       66,520

Commitments                                                                                      -            -

Shareholders' equity Preferred stock - authorized 1,000,000 shares without par value;            -            -
     no shares issued
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750                -            -
     shares issued
Additional paid-in capital                                                                   7,705       14,137
Retained earnings - substantially restricted                                                 9,536        8,957
Unrealized gains on securities designated as available for sale, net of related tax            140           20
     effects
Shares acquired by stock benefit plans                                                      (1,411)      (1,634)
Less 9,400 treasury shares - at cost                                                          (145)           -
                                                                                          --------     --------
                  Total shareholders' equity                                                15,825       21,480
                                                                                          --------     --------

                  Total liabilities and shareholders' equity                              $ 90,966     $ 88,000
                                                                                          ========     ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF EARNINGS
                               Year ended June 30,
                        (In thousands, except share data)

                                                                              1998          1997           1996
Interest income
   Loans                                                                   $ 4,766       $ 3,807        $ 3,402
   Mortgage-backed securities                                                  927         1,175            600
   Investment securities                                                       319           782            363
   Interest-bearing deposits and other                                         448           116            190
                                                                           -------       -------        -------
     Total interest income                                                   6,460         5,880          4,555

Interest expense
   Deposits                                                                  2,797         2,598          2,464
   Borrowings                                                                  657           503              7
                                                                           -------       -------        -------
     Total interest expense                                                  3,454         3,101          2,471
                                                                           -------       -------        -------

     Net interest income                                                     3,006         2,779          2,084

Provision for losses on loans                                                    -           125             50
                                                                           -------       -------        -------
     Net interest income after provision for losses on loans                 3,006         2,654          2,034
Other income
   Gain on sale of investment securities designated as available for           441         1,284              -
     sale
   Gain on sale of real estate acquired through foreclosure                      -             2              -
   Gain on sale of office premises and equipment                                 -             -             50
   Other operating income                                                       84            51             38
                                                                           -------       -------        -------
     Total other income                                                        525         1,337             88
General, administrative and other expense
   Employee compensation and benefits                                        1,034           777            528
   Occupancy and equipment                                                     193           118             98
   Franchise taxes                                                             213           144            108
   Federal deposit insurance premiums                                           34           394            116
   Data processing                                                             109            75             73
   Other operating                                                             461           351            240
                                                                           -------       -------        -------
     Total general, administrative and other expense                         2,044         1,859          1,163
                                                                           -------       -------        -------

     Earnings before income taxes                                            1,487         2,132            959

Federal income taxes
   Current                                                                     311           769            318
   Deferred                                                                    194           (64)             9
                                                                           -------       -------        -------
     Total federal income taxes                                                505           705            327
                                                                           -------       -------        -------

     NET EARNINGS                                                          $   982       $ 1,427        $   632
                                                                           =======       =======        =======
     EARNINGS PER SHARE
       Basic                                                               $   .73       $  1.07            N/A
                                                                           =======       =======        =======
       Diluted                                                             $   .71       $  1.06            N/A
                                                                           =======       =======        =======

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                For the years ended June 30, 1998, 1997 and 1996
                        (In thousands, except share data)


                                                                                            SHARES
                                                                              ADDITIONAL    ACQUIRED BY
                                                               COMMON         PAID-IN       STOCK BENEFIT  TREASURERY
                                                               STOCK          CAPITAL       PLANS          SHARES - AT COST
Balance at July 1, 1995                                        $      -       $     -       $      -       $      -

Reorganization to common stock form and issuance of                   -        14,132         (1,164)             -
shares in connection therewith - net
Net earnings for the year ended June 30, 1996                         -             -              -              -
Unrealized gain on securities designated as available for             -             -              -              -
sale, net of related tax effects
                                                               --------      --------       --------       --------
Balance at June 30, 1996                                              -        14,132         (1,164)             -

Net earnings for the year ended June 30, 1997                         -             -              -              -
Purchase of shares for stock benefit plan                             -             -           (494)             -
Amortization of stock benefit plan expense                            -             5             24              -
Realized gain on securities designated as available for               -             -              -              -
sale, net of related tax effects
Dividends of $.225 per share                                          -             -              -              -
                                                               --------      --------       --------       --------

Balance at June 30, 1997                                              -        14,137         (1,634)             -

Net earnings for the year ended June 30, 1998                         -             -              -              -
Purchase of treasury shares                                           -             -              -           (154)
Amortization of stock benefit plan expense                            -            71            223              -
Unrealized gain on securities designated as available for             -             -              -              -
sale, net of related tax effects
Exercise of stock options                                             -             1              -              9
Capital distribution of $4.50 per share                               -        (6,504)             -              -
Dividends of $.30 per share                                           -             -              -              -
                                                               --------      --------       --------       --------
Balance at June 30, 1998                                       $      -      $  7,705       $ (1,411)      $   (145)
                                                               ========      ========       ========       ========

                                                              UNREALIZED GAIN ON
                                                              SECURITIES DESIGNATED   RETAINAGE
                                                              AS AVAILABLE FOR SALE   EARNINGS        TOTAL
Balance at July 1, 1995                                        $    562                 $  7,225       $  7,787

Reorganization to common stock form and issuance of                   -                        -         12,968
shares in connection therewith - net
Net earnings for the year ended June 30, 1996                         -                      632            632
Unrealized gain on securities designated as available for            24                        -             24
                                                               --------                 --------       --------
sale, net of related tax effects
Balance at June 30, 1996                                            586                    7,857         21,411

Net earnings for the year ended June 30, 1997                         -                    1,427          1,427
Purchase of shares for stock benefit plan                             -                        -           (494)
Amortization of stock benefit plan expense                            -                        -             29
Realized gain on securities designated as available for            (566)                       -           (566)
sale, net of related tax effects
Dividends of $.225 per share                                          -                     (327)          (327)
                                                               --------                 --------       --------

Balance at June 30, 1997                                             20                    8,957         21,480

Net earnings for the year ended June 30, 1998                         -                      982            982
Purchase of treasury shares                                           -                        -           (154)
Amortization of stock benefit plan expense                            -                        -            294
Unrealized gain on securities designated as available for           120                        -            120
sale, net of related tax effects
Exercise of stock options                                             -                        -             10
Capital distribution of $4.50 per share                               -                        -         (6,504)
Dividends of $.30 per share                                           -                     (403)          (403)
                                                               --------                 --------       --------
Balance at June 30, 1998                                       $    140                 $  9,536       $ 15,825
                                                               ========                 ========       ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                             1998            1997            1996
Cash flows from operating activities:
   Net earnings for the year                                                               $    982        $  1,427        $    632
   Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
   Amortization of premiums and discounts on investments and mortgage-backed                     33             (13)             (8)
     securities - net
   Amortization of deferred loan origination fees                                               (73)            (66)            (65)
   Depreciation and amortization                                                                109              61              43
   Gain on sale of investment and mortgage-backed securities designated as available           (441)         (1,284)              -
     for sale
   Gain on sale of office premises and equipment                                                  -               -             (50)
   Provision for losses on loans                                                                  -             125              50
   Amortization of stock benefit plan expense                                                   294              29               -
   Federal Home Loan Bank stock dividends                                                       (55)            (44)            (40)
   Increase (decrease) in cash due to changes in:
     Accrued interest receivable                                                                (12)             16            (131)
     Prepaid expenses and other assets                                                          (81)              -             (23)
     Other liabilities                                                                          (82)            136              45
     Accrued interest payable                                                                    12              45               8
     Federal income taxes
       Current                                                                                 (573)            569              71
       Deferred                                                                                 194             (64)              9
                                                                                           --------        --------        --------
         Net cash provided by operating activities                                              307             937             541

Cash flows provided by (used in) investing activities:
   Purchase of investment securities designated as available for sale                        (6,947)        (15,391)         (8,182)
   Purchase of investment securities designated as held to maturity                          (1,244)              -               -
   Proceeds from maturity of investment securities                                           10,157          13,648             900
   Proceeds from sale of investment securities designated as available for sale               6,430           2,372               -
   Purchase of mortgage-backed securities designated as held to maturity                          -          (2,528)              -
   Purchase of mortgage-backed securities designated as available for sale                        -          (4,737)         (9,148)
   Principal repayments on mortgage-backed securities                                         3,174           3,257           2,228
   Proceeds from sale of mortgage-backed securities designated as available for sale              -           3,970               -
   Purchase of Federal Home Loan Bank stock                                                    (236)              -               -
   Loan principal repayments                                                                 13,826          10,049           9,797
   Loan disbursements                                                                       (29,239)        (17,073)        (16,827)
   Purchase of office premises and equipment                                                   (627)           (381)           (498)
   Proceeds from sale of office premises and equipment                                            -               -             274
                                                                                           --------        --------        --------
         Net cash used in investing activities                                               (4,706)         (6,814)        (21,456)
                                                                                           --------        --------        --------

         Net cash used in operating and investing
         activities (subtotal carried forward)                                               (4,399)         (5,877)        (20,915)
                                                                                           --------        --------        --------

                            FFD FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                               Year ended June 30,
                                 (In thousands)

                                                                                1998            1997            1996

         Net cash used in operating and investing activities                  $ (4,399)       $ (5,877)       $(20,915)
         (subtotal brought carried forward)

Cash flows provided by (used in) financing activities:
   Net increase in deposit accounts                                              4,866           4,882           1,607
   Proceeds from Federal Home Loan Bank advances                                11,950           8,900           5,160
   Repayments on Federal Home Loan Bank advances                                (7,813)         (5,702)             (2)
   Net proceeds from issuance of common stock                                        -               -          12,968
   Proceeds from exercise of stock options                                          10               -               -
   Purchase of shares for stock benefit plans                                        -            (494)              -
   Purchase of treasury shares                                                    (154)              -               -
   Cash distributions paid on common stock                                      (6,907)           (327)              -
                                                                              --------        --------        --------
         Net cash provided by financing activities                               1,952           7,259          19,733
                                                                              --------        --------        --------

Net increase (decrease) in cash and cash equivalents                            (2,447)          1,382          (1,182)

Cash and cash equivalents at beginning of year                                   4,080           2,698           3,880
                                                                              --------        --------        --------

Cash and cash equivalents at end of year                                      $  1,633        $  4,080        $  2,698
                                                                              ========        ========        ========

Supplemental disclosure of cash flow information:
   Cash paid during the year for:
     Federal income taxes                                                     $    819        $    116        $    234
                                                                              ========        ========        ========

     Interest on deposits and borrowings                                      $  3,442        $  3,056        $  2,445
                                                                              ========        ========        ========

Supplemental disclosure of noncash investing activities:
   Unrealized (realized) gains on securities designated as available for sale, net of
     applicable tax effects                                                   $    120        $   (566)       $     24
                                                                              ========        ========        ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

During fiscal 1996, the Board of Directors of First Federal Savings Bank of Dover (the "Savings Bank") adopted a Plan of Conversion (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding stock to a newly formed holding company, FFD Financial Corporation (the "Corporation"). Pursuant to the Plan, the Corporation offered for sale 1,454,750 common shares to certain depositors of the Savings Bank and members of the community. The sale of common shares was completed on April 2, 1996, and resulted in net capital proceeds of $13.0 million after consideration of $400,000 in offering expenses and ESOP purchases of $1.2 million. Condensed financial statements of the Corporation are presented in Note L. Future references are made either to the Corporation or the Savings Bank as applicable.

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

A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

1.  Principles of Consolidation
    ---------------------------

The consolidated financial statements include the accounts of the Corporation, the Savings Bank, and its wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 1998 and 1997, Dover's principal assets consisted of an investment in the stock of the Savings Bank's data processor and a deposit account in the Savings Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.  Investment Securities and Mortgage-backed Securities
    ----------------------------------------------------

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At June 30, 1998 and 1997, the Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale totaling $140,000 and $20,000, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

3.  Loans Receivable
    ----------------

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

4.  Loan Origination Fees
    ---------------------

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

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5.  Allowance for Loan Losses
    -------------------------

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

The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral if the loan is collateral dependent.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in impaired nonresidential, commercial and multi-family residential real estate loans, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At June 30, 1998 and 1997, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

6.  Real Estate Acquired through Foreclosure
    ----------------------------------------

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

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

7.  Office Premises and Equipment
    -----------------------------

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be between twenty and thirty years for the building, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

8.  Federal Income Taxes
    --------------------

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

In fiscal 1996, the Savings Bank filed a deconsolidation request with the Internal Revenue Service ("IRS") pursuant to an available Revenue Procedure. In August 1998, management was authorized to enter into a closing agreement with the IRS regarding such deconsolidation request. As a result, the Corporation, the Savings Bank and Dover will file separate federal tax returns and will be individually responsible for their separate corporate tax liabilities.

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9.  Benefit Plans
    -------------

The Savings Bank had a defined benefit pension plan covering all employees who have attained 21 years of age and have completed one full year of service. Annual contributions were made to fund current service costs and amortization of past service costs. The plan was terminated during fiscal 1997. The Savings Bank's provision for pension expense was $25,000 for fiscal 1996. The disclosure requirements under SFAS No. 87, "Accounting for Pensions," have not been provided based on materiality.

In conjunction with its reorganization to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $228,000, $120,000 and $30,000 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

Additionally, during fiscal 1997, the Corporation adopted the First Federal Savings Bank of Dover Recognition and Retention Plan ("RRP"). Subsequent to the Conversion, the Savings Bank purchased 40,600 shares of the Corporation's common stock in the open market. The Corporation has awarded 29,300 shares under the RRP which vest over a five year period. A provision of $109,000 and $61,000 related to the RRP was charged to expense for the fiscal years ended June 30, 1998 and 1997, respectively.

10.  Earnings Per Share and Cash Distributions Per Share
     ---------------------------------------------------

Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding, which gives effect to a reduction for 106,515 and 114,044 shares held by the ESOP, totaled 1,340,049 and 1,340,706 for the fiscal years ended June 30, 1998 and 1997, respectively.

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,376,664 and 1,345,995 for the fiscal years ended June 30, 1998 and 1997, respectively.

Effective for the fiscal year ending June 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings Per Share." Accordingly, the fiscal 1997 earnings per share presentation has been revised to conform to SFAS No. 128.

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10.  Earnings Per Share and Cash Distributions Per Share (continued)
     ---------------------------------------------------

During fiscal 1998, the Corporation paid cash distributions of $4.80 per share. Of these distributions, management deemed $4.50 per share as a return of capital charging such amount to additional paid-in capital in the 1998 consolidated financial statements. The remaining $.30 of the fiscal 1998 distribution was accounted for as a normal quarterly cash dividend.

The provisions of SFAS No. 128, "Earnings Per Share," are not applicable for the fiscal year ended June 30, 1996, as the Corporation completed its conversion to stock form in April 1996.

11.  Cash and Cash Equivalents
     -------------------------

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

12.  Fair Value of Financial Instruments
     -----------------------------------

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

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1998 and 1997:

     CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

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

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12.  Fair Value of Financial Instruments (continued)
     -----------------------------------

     FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

     DEPOSITS: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

     ADVANCES FROM THE FEDERAL HOME LOAN BANK: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

     COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1998 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                           1998                       1997
                                                  Carrying                   Carrying
                                                   value       Fair value      value       Fair Value

Financial assets                                                    (In thousands)
Cash and cash equivalents                         $ 1,633       $ 1,633       $ 4,080       $ 4,080
Investment securities                               3,632         3,648        11,393        11,383
Mortgage-backed securities                         11,895        12,008        15,109        15,248
Loans receivable                                   70,990        71,595        55,504        55,014
Federal Home Loan Bank stock                          933           933           642           642
                                                  -------       -------       -------       -------

                                                  $89,083       $89,817       $86,728       $86,367
                                                  =======       =======       =======       =======
Financial liabilities
   Deposits                                       $61,956       $63,017       $57,090       $57,079
   Advances from the Federal Home Loan Bank        12,519        12,519         8,382         8,382
                                                  -------       -------       -------       -------
                                                  $74,475       $75,536       $65,472       $65,461
                                                  =======       =======       =======       =======

13.  Reclassifications
     -----------------

Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at June 30, 1998 and 1997, are as follows:

                                                                                      JUNE 30, 1998
                                                                                  GROSS            GROSS
                                                               AMORTIZED        UNREALIZED       UNREALIZED     ESTIMATED FAIR
                                                                 COST             GAINS           LOSSES            VALUE
HELD TO MATURITY:                                                                    (In thousands)
   U.S. Government agency obligations                            $   977          $  16            $-            $   993

AVAILABLE FOR SALE:
   U.S. Government and agency obligations                          2,496              2             -              2,498
   Federal Home Loan Mortgage Corporation stock                        3            154             -                157
                                                                --------            ---             -             ------
       Total available for sale                                    2,499            156             -              2,655
                                                                   -----            ---             -              -----

       Total investment securities                                $3,476           $172            $-             $3,648
                                                                   =====            ===             =              =====

                                                                                      JUNE 30, 1998
                                                                                  GROSS            GROSS
                                                               AMORTIZED        UNREALIZED       UNREALIZED     ESTIMATED FAIR
                                                                 COST             GAINS           LOSSES            VALUE
HELD TO MATURITY:                                                                    (In thousands)
U.S. Government agency obligations                              $  1,469         $    -           $10           $  1,459

AVAILABLE FOR SALE:
U.S. Government and agency obligations                             9,931              6            13              9,924
                                                                 -------          -----            --            -------

       Total investment securities                               $11,400         $    6           $23            $11,383
                                                                  ======          =====            ==             ======

The amortized cost and estimated fair value of U. S. Government and agency obligations, including those designated as available for sale, at June 30, 1998, by term to maturity are shown below.

                                             AMORTIZED COST  ESTIMATED FAIR VALUE
                                                            (In thousands)
Due in one year or less                          $  499         $  499
Due after one year through five years             1,977          1,993
Due after ten years through twenty years            997            999
                                                 ------         ------

                                                 $3,473         $3,491
                                                 ======         ======

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 1998 and 1997, are shown below:

                                                                                          1998
                                                                                  GROSS            GROSS
                                                               AMORTIZED        UNREALIZED       UNREALIZED     ESTIMATED FAIR
                                                                 COST             GAINS           LOSSES            VALUE
HELD TO MATURITY:                                                                    (In thousands)
   Federal Home Loan Mortgage
     Corporation participation certificates                        $ 5,367         $    98         $     2         $ 5,463
   Government National Mortgage Association participation
     certificates                                                      593              17               -             610
                                                                   -------         -------         -------         -------
       Total mortgage-backed securities held to maturity             5,960             115               2           6,073

AVAILABLE FOR SALE:
   Federal National Mortgage
     Association participation certificates                          5,348              45               -           5,393
   Federal Home Loan Mortgage
     Corporation participation certificates                            531              11               -             542
                                                                   -------         -------         -------         -------
       Total mortgage-backed securities available for sale           5,879              56               -           5,935
                                                                   -------         -------         -------         -------

       Total mortgage-backed securities                            $11,839         $   171         $     2         $12,008
                                                                   =======         =======         =======         =======

                                                                                             1997
                                                                                  GROSS            GROSS
                                                               AMORTIZED        UNREALIZED       UNREALIZED     ESTIMATED FAIR
                                                                 COST             GAINS           LOSSES            VALUE
HELD TO MATURITY:                                                                    (In thousands)
   Federal Home Loan Mortgage
     Corporation participation certificates                        $ 6,450         $   105         $     1         $ 6,554
   Government National Mortgage Association participation
     certificates                                                      715              35               -             750
                                                                   -------         -------         -------         -------
       Total mortgage-backed securities held to maturity             7,165             140               1           7,304

AVAILABLE FOR SALE:
   Federal National Mortgage Association participation               7,176              37              13           7,200
     certificates
   Federal Home Loan Mortgage
     Corporation participation certificates                            730              14               -             744
                                                                   -------         -------         -------         -------
       Total mortgage-backed securities available for sale           7,906              51              13           7,944
                                                                   -------         -------         -------         -------

       Total mortgage-backed securities                            $15,071         $   191         $    14         $15,248
                                                                   =======         =======         =======         =======

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 1998, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                        AMORTIZED COST
                                                        (In thousands)

Due within ten years                                       $  1,343
Due after ten years                                          10,496
                                                           --------
                                                           $ 11,839

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at June 30 is as follows:

                                                                             1998            1997
                                                                                 (In thousands)
Residential real estate
   One- to four-family                                                      $63,582         $54,316
   Multi-family                                                               1,058           1,158
Nonresidential real estate                                                    6,722           1,192
Consumer and other loans                                                      1,263             583
                                                                            -------         -------
                                                                             72,625          57,249
Less:
   Undisbursed portion of loans in process                                    1,079           1,185
   Deferred loan origination fees                                               286             290
   Allowance for losses on loans                                                270             270
                                                                            -------         -------
                                                                            $70,990         $55,504
                                                                            =======         =======

The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $63.6 million, or 90%, of the total loan portfolio at June 30, 1998, and approximately $54.3 million, or 98%, of the total loan portfolio at June 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

In the ordinary course of business, the Savings Bank has made loans to some of its directors, officers and employees and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $423,000 and $641,000 at June 30, 1998 and 1997, respectively.

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                      1998           1997           1996
                                                 (In thousand)
Beginning balance                     $ 270         $ 146          $  96
Provision for losses on loans             -           125             50
Loan charge-offs                          -            (1)             -
                                      -----         -----          -----

Ending balance                        $ 270         $ 270          $ 146
                                      =====         =====          =====

As of June 30, 1998, the Savings Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

Nonperforming and nonaccrual loans at June 30, 1998, 1997 and 1996, totaled $82,000, $64,000 and $117,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $2,000, $2,000 and $9,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 is comprised of the following:

                                                 1998           1997
                                                    (In thousands)
Land                                            $  323         $  314
Building and improvements                          833            502
Furniture and equipment                            483            205
                                                ------         ------
                                                 1,639          1,021
Less accumulated depreciation and amortization     256            156
                                                ------         ------

                                                $1,383         $  865
                                                ======         ======

During fiscal 1996, the Corporation sold its former office building and moved to a new location. The sale resulted in recognition of a gain totaling $50,000. The new office facility was acquired for a purchase price totaling $438,000.

During fiscal 1997, the Corporation entered into a commitment for construction of a new branch office facility. Construction was completed in fiscal 1998 for a total building cost of approximately $282,000.

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

DEPOSIT TYPE AND WEIGHTED-AVERAGE INTEREST RATE                              1998                           1997
                                                                    AMOUNT            %            AMOUNT            %
                                                                                    (Dollars in thousands)
NOW accounts
   1998 - 1.62%                                                   $  5,954            9.6
   1997 - 1.66%                                                                                    $  5,219          9.1
Passbook
   1998 - 3.86%                                                     18,955           30.6
   1997 - 3.95%                                                                                      17,568         30.8
                                                                                                     ------       ------
       Total demand, transaction and passbook deposits
                                                                    24,909           40.2            22,787         39.9

Certificates of deposit
   Original maturities of:
     One year or less
       1998 - 5.08%                                                  8,687           14.0
       1997 - 5.24%                                                                                  10,236         17.9
     12 months to 36 months
       1998 - 5.83%                                                 22,375           36.1
       1997 - 5.88%                                                                                  22,614         39.6
   Individual retirement accounts
       1998 - 5.59%                                                  5,985            9.7
       1997 - 5.60%                                                                                   1,453          2.6
                                                                                                    -------      -------

       Total certificates of deposit                                37,047           59.8            34,303         60.1
                                                                    ------         ------            ------       ------

       Total deposit accounts                                      $61,956          100.0           $57,090        100.0
                                                                    ======          =====            ======        =====

The Savings Bank had certificates of deposit accounts with balances in excess of $100,000 totaling $1.3 million and $1.5 million at June 30, 1998 and 1997, respectively.

Interest expense on deposits at June 30 is summarized as follows:

                                    1998                     1997                      1996
                                                        (In thousands)

Passbook                             $   702                 $   613                $   473
NOW accounts                              98                      85                    103
Certificates of deposit                1,997                   1,900                  1,888
                                       -----                   -----                  -----

                                      $2,797                  $2,598                 $2,464
                                       =====                   =====                  =====

FFD FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 1998, 1997 and 1996

NOTE F - DEPOSITS (continued)

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                         1998                          1997
                                                   (In thousands)
Less than one year                      $22,833                        $23,639
One year to two years                    11,442                          8,608
Two years to three years                  2,772                          2,056
                                        -------                        -------

                                        $37,047                        $34,303
                                         ======                         ======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 1998 by a pledge of certain residential mortgage loans totaling $18.8 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                           MATURING IN YEAR ENDING
                           JUNE 30,
INTEREST RATE                                          1998                   1997
                                                             (In thousands)

5.48% - 5.69%                        1998             $     -          $   780
5.57% - 5.78%                        1998                   -            1,180
5.81% - 5.88%                        1999                   -            3,900
5.62%                                2004               2,500            2,500
8.15%                                2005                  19               22
4.96% - 5.10%                        2008              10,000                -
                                                      -------          -------

                                                      $12,519          $ 8,382
                                                      =======          =======

Weighted-average interest rate                           5.11%            5.76%
                                                         ====             ====

NOTE H - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate at June 30 as follows:

                                                                   1998             1997           1996
                                                                           (Dollars in thousands)

Federal income taxes at statutory rate                             $ 506           $ 725           $ 326
Increase (decrease) in taxes resulting from:
   Other (primarily nontaxable interest income in 1997)               (1)            (20)              1
                                                                   -----           -----           -----
Federal income taxes per consolidated financial statements         $ 505           $ 705           $ 327
                                                                   =====           =====           =====
Effective tax rate                                                  33.9%           33.1%           34.1%
                                                                   =====           =====           =====

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE H - FEDERAL INCOME TAXES (continued)

The composition of the Corporation's net deferred tax liability at June 30 is as follows:

Taxes (payable) refundable on temporary                                  1998           1997
differences at statutory rate:                                             (In thousands)

Deferred tax assets:
Deferred loan origination fees                                          $   8          $  32
Retirement expense                                                        106            102
General loan loss allowance                                                92             92
Other                                                                       1              1
                                                                        -----          -----
Deferred tax assets                                                       207            227

Deferred tax liabilities:
Financed loan origination fees                                            (16)           (16)
Federal Home Loan Bank stock dividends                                   (118)           (99)
Difference between book and tax depreciation                              (31)           (22)
Percentage of earnings bad debt deduction                                 (87)           (95)
Unrealized gains on securities designated as available for sale           (72)           (12)
                                                                        -----          -----
Deferred tax liabilities                                                 (324)          (244)
                                                                        -----          -----

Net deferred tax liability                                              $(117)         $ (17)
                                                                        =====          =====

The Savings Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1998, include approximately $1.9 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 1998. See Note K for additional information regarding the Savings Bank's future percentage of earnings bad debt deductions.

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

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

At June 30, 1998, the Savings Bank had outstanding commitments of approximately $679,000 to originate loans. Additionally, the Savings Bank was obligated under unused lines of credit totaling $2.5 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1998, and will be funded from normal cash flow from operations.

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

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE J - REGULATORY CAPITAL (continued)

plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

As of June 30, 1998 and 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.

                                                                    AS OF JUNE 30, 1998
                                                                                                  TO BE "WELL CAPITALIZED"
                                                                         FOR CAPITAL              UNDER PROMPT CORRECTIVE
                                            ACTUAL                    ADEQUACY PURPOSES               ACTION PROVISIONS
                                            ------                 ---------------------          ------------------------
                                    AMOUNT          RATIO          AMOUNT          RATIO           AMOUNT          RATIO
                                                                   (Dollars in thousands)

Tangible capital                    $14,502         16.0%            =>$1,361      =>1.5%         =>$4,535       =>  5.0%

Core capital                        $14,502         16.0%            =>$2,721      =>3.0%         =>$5,442       =>  6.0%

Risk-based capital                  $14,772         29.7%            =>$3,981      =>8.0%         =>$4,976        =>10.0%

                                                                     AS OF JUNE 30, 1998
                                                                                                  TO BE "WELL CAPITALIZED"
                                                                         FOR CAPITAL              UNDER PROMPT CORRECTIVE
                                            ACTUAL                    ADEQUACY PURPOSES               ACTION PROVISIONS
                                            ------                 ---------------------          ------------------------
                                    AMOUNT          RATIO          AMOUNT          RATIO           AMOUNT          RATIO
                                                                   (Dollars in thousands)
Tangible capital                    $13,320         16.4%            =>$1,216      =>1.5%         =>$4,053       =>  5.0%

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

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE K - LEGISLATIVE MATTERS

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

A component of the recapitalization plan provided for the merger of the SAIF and BIF on January 1, 1999, if the thrift charter or the separate federal regulation of thrifts is eliminated by then. As a result, the Savings Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such activity limit restrictions would not have a material effect on the Corporation's financial position or results of operations.

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

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the periods ended June 30, 1998, 1997 and 1996.

                            FFD FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

    ASSETS                                                                           1998                      1997

Cash and due from banks                                                          $    103          $    460
Investment securities                                                                   -             6,430
Loan receivable from ESOP                                                           1,047             1,131
Investment in First Federal Savings Bank of Dover                                  14,642            13,348
Accrued interest receivable                                                            19               128
Prepaid expenses and other assets                                                      18                30
                                                                                 --------          --------

         Total assets                                                            $ 15,829          $ 21,527
                                                                                 ========          ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued federal income taxes                                                     $      4          $     47

Shareholders' equity
     Common stock                                                                       -                 -
     Additional paid-in capital                                                     7,705            14,137
     Unrealized gain on securities designated as available for sale, net              140                20
       of related tax effects
     Retained earnings                                                              9,536             8,957
     Shares acquired by stock benefit plans                                        (1,411)           (1,634)
     Treasury shares - at cost                                                       (145)                -
                                                                                 --------          --------
       Total shareholders' equity                                                  15,825            21,480
                                                                                 --------          --------

       Total liabilities and shareholders' equity                                $ 15,829          $ 21,527
                                                                                 ========          ========

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

                            FFD FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                              Period ended June 30,
                                 (In thousands)

                                              1998           1997           1996
Revenue
Interest income                             $  377         $  476         $  120
Equity in earnings of subsidiary               888          1,243            176
                                            ------         ------         ------
Total revenue                                1,265          1,719            296
General and administrative expenses            235            219             22
                                            ------         ------         ------
Earnings before income taxes                 1,030          1,500            274
Federal income taxes                            48             73             20
                                            ------         ------         ------

NET EARNINGS                                $  982         $1,427         $  254
                                            ======         ======         ======

                            FFD FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                              Period ended June 30,
                                 (In thousands)

                                                                                       1998              1997              1996
Cash provided by (used in) operating activities:
Net earnings for the period                                                          $    982          $  1,427          $    254
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Undistributed earnings of consolidated subsidiary                                        (888)           (1,243)             (194)
Loss on sale of mortgage-backed and investment securities                                   -                12                 -
Increase (decrease) in cash due to changes in:
Prepaid expenses and other assets                                                         121                10               (79)
Other liabilities                                                                           -                (3)               50
Accrued federal income tax                                                                (43)                -                 -
                                                                                     --------          --------          --------
Net cash provided by operating activities                                                 172               203                31

Cash flows provided by (used in) investing activities:
Proceeds from repayment of loan to ESOP                                                    84                33                 -
Proceeds from maturities of investment securities                                      11,389             9,948                 -
Purchase of investment securities                                                      (4,951)          (15,391)           (1,999)
Proceeds from sale of investment securities                                                 -               994                 -
Purchase of mortgage-backed securities                                                      -                 -            (4,479)
Principal repayment on mortgage-backed securities                                           -               444                21
Proceeds from sale of mortgage-backed securities                                            -             3,935                 -
Purchase of common shares of First Federal Savings Bank of Dover                            -                 -            (4,757)
Issuance of loan to ESOP                                                                    -                 -            (1,164)
                                                                                     --------          --------          --------
Net cash provided by (used in) investing activities                                     6,522               (37)          (12,378)

Cash flows provided by (used in) financing activities:
Proceeds from issuance of common stock                                                      -                 -            12,968
Proceeds from exercise of stock options                                                    10                 -                 -
Purchase of treasury shares                                                              (154)                -                 -
Cash distributions on common stock                                                     (6,907)             (327)                -
                                                                                     --------          --------          --------
Net cash provided by (used in) financing activities                                    (7,051)             (327)           12,968
                                                                                     --------          --------          --------

Net increase (decrease) in cash and cash equivalents                                     (357)             (161)              621
Cash and cash equivalents at beginning of period                                          460               621                 -
                                                                                     --------          --------          --------

Cash and cash equivalents at end of period                                           $    103          $    460          $    621
                                                                                     ========          ========          ========

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Savings Bank agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $2.4 million to the Corporation at June 30, 1998.

NOTE M- STOCK OPTION PLAN

The Corporation initiated the FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") in October 1996 upon shareholder approval of the Plan. The Plan provides for the issuance of 145,475 shares of authorized, but unissued shares of common stock. The Board of Directors granted stock options to purchase 123,563 shares of the Corporation's common stock to officers and directors at a weighted-average exercise price of $9.36 per share.

Coincident with the Plan's inception, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized with respect to the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 1998 and 1997, would have been reduced to the pro forma amounts indicated below:

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE M- STOCK OPTION PLAN (continued)

                                                             1998                1997
                                                               (Earnings in thousands)

Net earnings                          As reported         $       982         $     1,427
                                                          ===========         ===========

                                      Pro-forma           $       963         $     1,407
                                                          ===========         ===========

Earnings per share Basic              As reported         $      0.73         $      1.07
                                                          ===========         ===========

                                      Pro-forma           $      0.72         $      1.05
                                                          ===========         ===========

Diluted                               As reported         $      0.71         $      1.06
                                                          ===========         ===========

                                      Pro-forma           $      0.70         $      1.05
                                                          ===========         ===========

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1998 and 1997: dividend yield of 6.55%, expected volatility of 20.0%, a risk-free interest rate of 6.0% and an expected life of ten years.

A summary of the status of the Corporation's stock option plan as of June 30, 1998 and 1997, and changes during the years then ended are presented below:

                                                            1998                                      1997
                                                            WEIGHTED AVERAGE                          WEIGHTED AVERAGE
                                                            EXERCISE                                  EXERCISE
                                           SHARES           PRICE                    SHARES           PRICE

Outstanding at beginning of year               117,259         $  9.38               -          $    -
Granted                                         12,635           17.19         123,563            9.36
Exercised                                          738           11.17               -               -
Forfeited                                            -               -           6,304            9.14
                                               -------         -------         -------         -------

Outstanding at end of year                     129,156         $ 10.20         117,259         $  9.38
                                               =======         =======         =======         =======
Options exercisable at year-end                 23,452         $  9.38               -            $  -
                                               =======         =======         =======         =======
Weighted-average fair value of options         $  2.01                         $  1.10
                                               =======                         =======
   granted during the year

The following information applies to options outstanding at June 30, 1998:

Number outstanding                                                                   129,156
Range of exercise prices                                                      $9.14 - $18.14
Weighted-average exercise price                                                       $10.20
Weighted-average remaining contractual life in years                               8.4 years

                            FFD FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          June 30, 1998, 1997 and 1996

NOTE N - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

In fiscal 1996, the Savings Bank's Board of Directors adopted a Plan of Conversion whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common stock to a newly formed holding company, FFD Financial Corporation.

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

In connection with the common stock offering, the Corporation paid National Capital Companies LLC approximately $170,000. A partner of National Capital Companies LLC also serves as an outside director to FFD Financial Corporation.

                            FFD FINANCIAL CORPORATION
                                       AND
                       FIRST FEDERAL SAVINGS BANK OF DOVER
                        DIRECTORS AND EXECUTIVE OFFICERS

================================================================================



                BOARD OF DIRECTORS OF
            FFD FINANCIAL CORPORATION AND
         FIRST FEDERAL SAVINGS BANK OF DOVER

                  Stephen G. Clinton
                    Vice President
             Tucker Anthony Incorporated

                   Robert R. Gerber
                      President
       First Federal Savings Bank of Dover and
              FFD Financial Corporation

                   J. Richard Gray
                       Chairman
                 Hanhart Agency, Inc.

                  Richard J. Herzig
                  Chairman - Retired
          Toland-Herzig Funeral Homes, Inc.

                    Enos L. Loader
                 Financial Consultant
             Retired Senior Bank Officer

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

                    Shirley A. Wallick
                        Secretary

                  EXECUTIVE OFFICERS OF
           FIRST FEDERAL SAVINGS BANK OF DOVER

                     Robert R. Gerber
                        President

                    Charles A. Bradley
            Treasurer, Chief Financial Officer
                    and Vice President

                    Shirley A. Wallick
                        Secretary

                              SHAREHOLDER SERVICES

================================================================================

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

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948


                                 ANNUAL MEETING

================================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 13, 1998, at 1:00 p.m., Eastern Time, at the McDonald/Marlite Conference Center, 143 McDonald Drive SW, New Philadelphia, Ohio 44663. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB

================================================================================

A copy of FFD's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                              Attention: Secretary