Form 10KSB40, Exhibit 13
period 1999-06-30
FFD FINANCIAL CORP/OH
filed 1999-09-28
CIK 1006177

                                                                      Exhibit 13

                  1999 FFD FINANCIAL CORPORATION ANNUAL REPORT

                 "SERVING TUSCARAWAS COUNTY FOR OVER 100 YEARS"

                            FFD FINANCIAL CORPORATION
             321 North Wooster Avenue P.O. BOX 38 DOVER, OHIO 44622


      Dear Shareholders:

      It is with a great deal of pleasure that we present to you FFD Financial Corporation's Annual Report to Shareholders for the fiscal year ended June 30, 1999.

      FFD Financial Corporation reported consolidated net earnings of $717,000 or $.53 per share, for the fiscal year ended June 30, 1999. Our earnings for 1999 were driven by a strong increase of $801,000, or 16.8%, in interest income on loans. This strategic improvement was attained by increasing the average loan portfolio balance outstanding by $16.2 million, or 25.6%. Securities gains were used to offset some of the increased costs associated with adding staff to develop new consumer products, business banking loan products, our branch office servicing center in New Philadelphia and the decrease in interest income which resulted from our $6.5 million tax-free return of capital special dividend in June of 1998.

      Asset growth is an essential part of your Corporation's strategic plan for the future. To achieve this goal, our unprecedented loan orginations of $40.9 million during fiscal 1999 exceeded the prior fiscal years originations of $29.2 million by 40.0%. This increase in loan originations added $16.4 million, or 23.1%, over the June 30, 1998 loan portfolio. Loan growth was funded partially by increasing deposits by $10.1 million, or 16.3%. Our New Philadelphia office provided $5.9 million of the deposit increase and ended June 30, 1999 with a deposit base of over $9.6 million.

      Our operating success has provided our charter shareholders with a cumulative return of approximately 280% on their original investment since the conversion to stock form was completed in April 1996.

      First Federal Savings Bank of Dover expects its computer systems and other technology to operate successfully on January 1, 2000 and beyond. We have addressed our potential mission critical problems associated with Y2K and have performed year 2000 proxy transactions successfully. We have also developed contingency plans to comply with regulatory requirements.

      Your directors, managers, and staff are confident that our current strategic direction has positioned FFD and First Federal Savings Bank of Dover to meet the challenges confronting us as we enter our 102nd year. We remain committed to maintaining friendly, personalized financial services in our markets, while continuing the local decision making and focus our customers have grown to expect.

      As always, we wish to take this opportunity to thank all our customers and shareholders for your past and continuing support that has made it possible for us to prosper.


      Sincerely,


      Robert R. Gerber
      President

                      BUSINESS OF FFD FINANCIAL CORPORATION

================================================================================

FFD Financial Corporation ("FFD" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common stock of First Federal Savings Bank of Dover ("First Federal" or the "Savings Bank"), a savings bank chartered under the laws of the United States. In April 1996, FFD acquired all of the common stock issued by First Federal upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal is a stock savings bank principally engaged in the business of making fixed-rate and adjustable-rate first mortgage loans, to be held in portfolio or sold in the secondary mortgage market, secured by one- to four-family residential real estate located in First Federal's primary lending area. First Federal also originates loans for the construction of residential real estate, loans secured by multifamily real estate (over four units), loans for commercial business purposes and nonresidential real estate loans. The origination of consumer loans, including unsecured loans, passbook loans, loans secured by motor vehicles and home improvement loans, constitutes a small portion of First Federal's lending activities. In addition to originating loans, First Federal invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, and from loan and mortgage-backed securities repayments. First Federal conducts business from two locations, one in Dover, Ohio, and one in New Philadelphia, Ohio. The primary market area for First Federal is Tuscarawas County.

As a savings and loan holding company, FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings bank chartered under the laws of the United States, First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.


                              MARKET PRICE OF FFD'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 1,453,416 common shares of FFD outstanding on September 7, 1999, held of record by approximately 691 shareholders. Price information with respect to FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the respective dividends declared per share, for each quarter of fiscal 1999 and 1998.

                                                     High Trade       Low Trade      Cash Dividends Declared
                                                     ----------       ---------      -----------------------
FISCAL 1998
   Quarter Ended:
     September 30, 1997                                $16.500         $14.125                  $ .075
     December 31, 1997                                  19.500          16.250                    .075
     March 31, 1998                                     22.750          17.750                    .075
     June 30, 1998                                      24.125          19.125                   4.575

FISCAL 1999
   Quarter Ended:
     September 30, 1998                                $19.625         $15.500                   $.075
     December 31, 1998                                  16.000          13.500                    .075
     March 31, 1999                                     14.750          13.000                    .075
     June 30, 1999                                      18.000          13.375                    .075

The income of FFD consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the common shares of First Federal held by FFD.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, First Federal is not permitted to pay a cash dividend on its common shares if the regulatory capital of First Federal would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.

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

  SELECTED CONSOLIDATED FINANCIAL                                        At June 30,
                                             --------------------------------------------------------------------
                                               1999             1998          1997           1996          1995
     CONDITION:                              --------         ---------     ----------     ---------     --------
                                                                       (In thousands)
  Total amount of:
    Assets                                    $112,293         $90,966       $88,000        $79,458      $58,955
    Interest-bearing
       deposits (1)                              2,167             607         3,547          1,793        3,659
    Investment securities available for
       sale - at market                          2,924           2,655         9,924          9,256          903
    Investment securities held to
       maturity - at cost                            -             977         1,469          2,460        3,353
    Mortgage-backed securities available
       for sale - at market                     10,978           5,935         7,944          9,007            -
    Mortgage-backed securities held to
       maturity- at cost                         4,779           5,960         7,165          5,932        8,153
    Loans receivable - net (2)                  87,382          70,990        55,504         48,539       41,494
    Deposits                                    72,025          61,956        57,090         52,208       50,601
    Advances from the FHLB                      23,616          12,519          8,382         5,184           26
    Shareholders' equity, restricted (3)
    (4)                                         16,204          15,825        21,480         21,411        7,787

  SUMMARY OF EARNINGS:                                             For the year ended June 30,
                                            ----------------------------------------------------------------------
                                                1999            1998           1997          1996          1995
                                            -----------      ----------     ----------     ---------     ---------
                                                                         (In thousands)

  Interest income                               $6,915         $6,460          $5,880        $4,555        $3,718
  Interest expense                               3,941          3,454           3,101         2,471         1,951
                                                 -----          -----           -----         -----         -----
  Net interest income                            2,974          3,006           2,779         2,084         1,767
  Provision for losses on loans                      -              -             125            50             -
                                                ------         ------           -----         -----         -----
  Net interest income after provision
     for losses on loans                         2,974          3,006           2,654         2,034         1,767
  Other income                                     428            525           1,337            88            37
  General, administrative and other
     expense                                     2,317          2,044           1,859         1,163         1,077
                                                 -----          -----           -----         -----         -----
  Earnings before income taxes                   1,085          1,487           2,132           959           727
  Federal income taxes                             368            505             705           327           248
                                                ------         ------          ------        ------        ------
  Net earnings                                 $   717         $  982          $1,427       $   632       $   479
                                                ======          =====           =====        ======        ======
  Earnings per share
    Basic                                        $.53           $.73           $1.07            N/A           N/A
                                                  ===            ===            ====
    Diluted                                      $.51           $.71           $1.06            N/A           N/A
                                                  ===            ===            ====
-----------------------------------

(1) Includes short-term interest-bearing deposits in other banks.

(2) Includes loans held for sale.

(3) Consists solely of retained earnings at June 30, 1995.

(4) At June 30, 1999, includes $216,000 of net unrealized losses and at June 30, 1998, 1997 and 1996, includes $140,000, $20,000 and $586,000, respectively, of net unrealized gains on investment and mortgage-backed securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.

SELECTED FINANCIAL RATIOS                                    At or for the year ended June 30,
   AND OTHER DATA:                         ---------------------------------------------------------------------
                                              1999           1998           1997           1996           1995
                                           --------        --------      ---------      ---------       --------

Return on average assets                      0.69%           1.06%          1.65%         0.99%            0.86%
Return on average equity                      5.11            4.65           6.65          5.72             6.86
Interest rate spread                          2.37            2.22           2.15          2.41             2.77
Net interest margin                           2.92            3.29           3.30          3.28             3.24
General, administrative and other
   expense to average assets                  2.25            2.20           2.15          1.82             1.93
Average equity to average
   assets                                    13.59           22.75          24.83         17.29            12.49
Nonperforming assets to
   total assets                               0.01            0.09           0.07          0.15             0.22
Nonperforming loans to total loans
                                              0.02            0.11           0.11          0.24             0.31
Total delinquent loans to total loans
   (1)                                        0.39            0.51           0.69          0.51             1.06
Allowance for loan losses to
   total loans                                0.30            0.37           0.47          0.29             0.23
Allowance for loan losses to
   nonperforming loans                    1,793.33          329.27         421.88        124.79            73.28
Net charge-offs to average
   loans (2)                                      -               -              -             -            0.01
Average interest-earning
   assets to average interest-bearing
   liabilities                              114.24          128.34         131.46        122.47           113.11
Number of full service offices                2               2              1             1                1
Dividend payout ratio (3)                    56.60           41.10          21.03            N/A             N/A

----------------------------

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

(2) For the years ended June 30, 1999, 1998, 1997 and 1996, First Federal did not have any charge-offs.

(3) Dividend payout ratio for the year ended June 30, 1998, is presented exclusive of the $4.50 per share special distribution.

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


       CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 1998 TO JUNE 30, 1999

--------------------------------------------------------------------------------

The Corporation's total assets at June 30, 1999, amounted to $112.3 million, a $21.3 million, or 23.4%, increase over the total at June 30, 1998. This increase was funded primarily through an increase in advances from the FHLB of $11.1 million and growth in deposits of $9.5 million.

Investment securities totaled $2.9 million at June 30, 1999, a decrease of $708,000, or 19.5%, from the total at June 30, 1998, as maturities and sales totaling $3.7 million during the period were partially offset by purchases of securities totaling $3.0 million.

Mortgage-backed securities totaled $15.8 million at June 30, 1999, a $3.9 million, or 32.5%, increase over the total at June 30, 1998. This increase resulted primarily from purchases of $9.6 million, which were partially offset by principal repayments totaling $5.4 million. Purchases of mortgage-backed securities during the period were comprised of long-term, variable-rate certificates yielding approximately 6.05%, which were funded by FHLB advances with a weighted-average cost of approximately 4.83%.

Loans receivable totaled $87.4 million at June 30, 1999, an increase of $16.4 million, or 23.1%, over the June 30, 1998 total. Loan disbursements during the period totaled $40.9 million, which were partially offset by principal repayments of $17.2 million and loans sold in the secondary market totaling $7.4 million. Loan disbursements during the year ended June 30, 1999, increased by $11.7 million, or 40.0%, compared to the origination volume during the same period in 1998. The growth in loans consisted primarily of loans secured by nonresidential real estate, which totaled $18.7 million at June 30, 1999, compared to $6.7 million at June 30, 1998.

The allowance for loan losses totaled $269,000 and $270,000 at June 30, 1999 and 1998, respectively, which represented .30% and .37% of total loans and 1,793.3% and 329.3% of nonperforming loans at those respective dates. Nonperforming loans amounted to $15,000 and $82,000 at June 30, 1999, and 1998, respectively. Although management believes that its allowance for loan losses at June 30, 1999, is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $72.0 million at June 30, 1999, a $10.1 million, or 16.3%, increase over total deposits at June 30, 1998. This increase resulted primarily from growth in deposits totaling approximately $5.9 million at the branch office located in New Philadelphia, Ohio, coupled with management's efforts to generate growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations during the period.

FHLB advances totaled $23.6 million at June 30, 1999, an $11.1 million, or 88.6%, increase over June 30, 1998. Proceeds from the increase in borrowings were primarily used to fund purchases of mortgage-backed securities and new loan originations.

Shareholders' equity totaled $16.2 million at June 30, 1999, an increase of $379,000, or 2.4%, over June 30, 1998 levels as net earnings of $717,000 were partially offset by dividends declared totaling $403,000.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

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

GENERAL. FFD's net earnings totaled $717,000 for the fiscal year ended June 30, 1999, a decrease of $265,000, or 27.0%, from the net earnings of $982,000 recorded in fiscal 1998. The decrease in net earnings resulted primarily from a $32,000 decrease in net interest income, a $97,000 decrease in other income and a $273,000 increase in general, administrative and other expense, which were partially offset by a $137,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income increased by $455,000, or 7.0%, to a total of $6.9 million for the year ended June 30, 1999, compared to $6.5 million for the year ended June 30, 1998. Interest income on loans increased by $801,000, or 16.8%, due primarily to a $16.2 million, or 25.6%, increase in the average loan portfolio balance outstanding, which was partially offset by a 53 basis point decrease in the average yield, to 7.00% in fiscal 1999. Interest income on mortgage-backed securities increased by $41,000, or 4.4%, due primarily to a $1.1 million, or 7.8%, increase in the average balance outstanding, partially offset by a 21 basis point decrease in the yield earned on such securities to 6.32% in fiscal 1999. Interest income on investment securities and interest-bearing deposits decreased by $387,000, or 50.5%, due primarily to an approximate $7.0 million, or 50.5%, decrease in the related average investment balance.

Interest expense on deposits increased by $187,000, or 6.7%, for the year ended June 30, 1999, compared to fiscal 1998, due primarily to a $9.8 million, or 16.5%, increase in the average deposit portfolio balance outstanding, which was partially offset by a 40 basis point decrease in the cost of such funds, to 4.30% in fiscal 1999.

Interest expense on borrowings increased by $300,000, or 45.7%, due primarily to an $8.0 million, or 68.1%, increase in the average balance of advances outstanding, which was partially offset by a 75 basis point decline in the average cost of such borrowings, to 4.87% in fiscal 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $32,000, or 1.1%, for the fiscal year ended June 30, 1999, compared to fiscal 1998. The interest rate spread amounted to approximately 2.37% for the fiscal year ended June 30, 1999, compared to 2.22% for the comparable 1998 period, while the net interest margin amounted to 2.92% in 1999, compared to 3.29% in 1998.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. As a result of such analysis, management concluded that the allowance for loan losses was adequate and, therefore, did not record a provision for losses on loans during the fiscal years ended June 30, 1999 and 1998. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME. Other income totaled $428,000 for the year ended June 30, 1999, a decrease of $97,000, or 18.5%, from the 1998 total. The decrease resulted primarily from a $231,000, or 52.4%, decrease in gain on sales of securities, which was partially offset by a $108,000 gain on sale of loans in fiscal 1999 and a $26,000, or 31.0%, increase in other operating income. Other operating income consists primarily of fees generated from ATM transactions, late charges on loans, safety deposit box rentals and negotiable order of withdrawal ("NOW") account fees.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.3 million for the year ended June 30, 1999, an increase of $273,000, or 13.4%, compared to the same period in 1998. The increase resulted primarily from an $83,000, or 8.0%, increase in employee compensation and benefits, a $44,000, or 22.8%, increase in occupancy and equipment expense, a $53,000, or 24.9%, increase in franchise taxes, a $73,000, or 70.0%, increase in data processing and a $16,000, or 3.5%, increase in other operating expenses.

The increase in employee compensation and benefits was due primarily to the addition of a secondary marketing officer and support staff during fiscal 1998, coupled with an increase in expense associated with stock benefit plans, normal merit increases and increased staffing levels related to the opening of the New Philadelphia office location in November 1997. The increase in occupancy and equipment and other operating expense resulted primarily from costs associated with office remodeling and the implementation of new business products and services, as well as, the start-up of the New Philadelphia office. The increase in franchise taxes was due to the increase in shareholders' equity year to year. The increase in data processing costs was due primarily to the increased number of deposit and loan accounts associated with the Savings Bank's growth.

FEDERAL INCOME TAXES. FFD recorded a provision for federal income taxes totaling $368,000 for the year ended June 30, 1999, a decrease of $137,000, or 27.1%, from fiscal 1998. The decrease resulted primarily from a $402,000, or 27.0%, decrease in earnings before taxes. The effective tax rates were 33.9% and 34.0% for the years ended June 30, 1999 and 1998, respectively.


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

NET INTEREST INCOME. Total interest income increased by $580,000, or 9.9%, to a total of $6.5 million for the year ended June 30, 1998, compared to $5.9 million for the year ended June 30, 1997. Interest income on loans increased by $959,000, or 25.2%, due primarily to an $11.0 million, or 21.1%, increase in the average loan portfolio balance outstanding, coupled with a 25 basis point increase in the average yield, to 7.53% in fiscal 1998. Interest income on mortgage-backed securities decreased by $248,000, or 21.1%, due primarily to a $3.0 million, or 17.6%, decrease in the average balance outstanding, coupled with a decrease in the yield earned on such securities. Interest income on investment securities and interest-bearing deposits decreased by $131,000, or 14.6%, due primarily to an approximate $729,000, or 5.0%, decrease in the related average investment balance and a decrease in the yield earned on such investments.

Interest expense on deposits increased by $199,000, or 7.7%, for the year ended June 30, 1998, compared to fiscal 1997, due primarily to a $4.4 million, or 8.0%, increase in the average deposit portfolio balance outstanding.

Interest expense on borrowings increased by $154,000, or 30.6%, due primarily to a $2.8 million, or 31.9%, increase in the average balance of advances outstanding.

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

PROVISION FOR LOSSES ON LOANS. As a result of an analysis of historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio, management concluded that the allowance for loan losses was adequate and, therefore, did not record a provision for losses on loans during the fiscal year ended June 30, 1998, as compared to the $125,000 provision recorded in fiscal 1997.

OTHER INCOME. Other income totaled $525,000 for the year ended June 30, 1998, a decrease of $812,000 from the 1997 total. The decrease resulted primarily from an $843,000, or 65.7%, decrease in gain on sales of securities. Other operating income consists primarily of fees generated from ATM transactions, late charges on loans, safety deposit box rentals and NOW account fees.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.0 million for the year ended June 30, 1998, an increase of $185,000, or 10.0%, compared to the same period in 1997. The increase resulted primarily from a $257,000, or 33.1%, increase in employee compensation and benefits, a $75,000, or 63.6%, increase in occupancy and equipment expense, a $69,000, or 47.9%, increase in franchise taxes and a $110,000, or 31.3%, increase in other operating expenses, which were partially offset by a $360,000, or 91.4%, decrease in federal deposit insurance premiums, due to the $332,000 one-time pre-tax charge to recapitalize the SAIF which was recorded in the fiscal 1997 period.

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

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

--------------------------------------------------------------------------------

The following table sets forth certain information relating to FFD's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

                                                                  Year ended June 30,
                                  ------------------------------------------------------------------------------------------
                                                1999                          1998                        1997
                                  ----------------------------  ---------------------------  -------------------------------
                                    Average   Interest            Average   Interest           Average  Interest
                                  outstanding  earned/  Yield/ outstanding  earned/   Yield/ outstanding earned/    Yield/
                                    balance     paid     rate    balance     paid      rate    balance    paid       rate
                                   ---------   ------    ----   ---------   -------    ----   ---------  -------     ----
                                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable                 $  79,497   $5,567     7.00%   $63,315   $4,766      7.53%   $52,295   $3,807      7.28%
  Mortgage-backed securities          15,305      968     6.32     14,202      927      6.53     17,228    1,175      6.82
  Investment securities                2,902      177     6.10      5,097      319      6.26     12,198      782      6.41
  Interest-bearing deposits
    and other                          3,978      203     5.10      8,816      448      5.08      2,444      116      4.75
                                   ---------   ------     ----   --------  -------      ----  ---------  -------      ----
  Total interest-earning assets      101,682    6,915     6.80     91,430    6,460      7.07     84,165    5,880      6.99

  Non-interest-earning assets          1,517                        1,417                         2,254
                                   ---------                     --------                      --------

    Total assets                    $103,199                      $92,847                       $86,419
                                     =======                       ======                        ======

  Interest-bearing liabilities:
  Deposits                         $  69,374    2,984     4.30    $59,554    2,797      4.70    $55,166    2,598      4.71
  Advances from the FHLB              19,637      957     4.87     11,685      657      5.62      8,857      503      5.68
                                    --------   ------     ----   --------  -------      ----   --------  -------      ----
    Total interest-bearing
      liabilities                     89,011    3,941     4.43     71,239    3,454      4.85     64,023    3,101      4.84
                                                -----     ----              ------      ----             -------      ----

Non-interest-bearing liabilities         166                          487                           937
                                  ----------                    ---------                      --------

  Total liabilities                   89,177                       71,726                        64,960

Shareholders' equity                  14,022                       21,121                        21,459
                                    --------                       ------                        ------

    Total liabilities and
      shareholders' equity          $103,199                      $92,847                       $86,419
                                     =======                       ======                        ======

Net interest income
                                               $2,974                       $3,006                        $2,779
                                                =====                        =====                         =====

Interest rate spread                                      2.37%                         2.22%                         2.15%
                                                          ====                          ====                          ====

Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                                2.92%                         3.29%                         3.30%
                                                          ====                          ====                          ====

Average interest-earning assets to
  average interest-bearing liabilities                  114.24%                       128.34%                       131.46%
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

                                                                     Year ended June 30,
                                             -------------------------------------------------------------------
                                                       1999 vs. 1998                        1998 vs. 1997
                                             ------------------------------      -------------------------------
                                                  Increase                           Increase
                                                 (decrease)                         (decrease)
                                                   due to                             due to
                                             -------------------                 ----------------
                                             Volume        Rate       Total      Volume      Rate        Total
                                             ------        ----       -----      ------      ----        -----
                                                                       (In thousands)
Interest income attributable to:
   Loans receivable                          $1,133        $(332)      $801        $824       $135        $959
   Mortgage-backed securities                    70          (29)        41        (200)       (48)       (248)
   Investment securities                       (134)          (8)      (142)       (445)       (18)       (463)
   Interest-bearing deposits and other         (247)           2       (245)        323          9         332
                                             ------         ----        ---         ---      -----         ---
Total interest income                           822         (367)       455         502         78         580
                                             ------         ----        ---         ---       ----         ---

Interest expense attributable to:
   Deposits                                     422         (235)       187         193          6         199
   FHLB advances                                388          (88)       300         149          5         154
                                             ------        -----        ---         ---      -----         ---

Total interest expense                          810         (323)       487         342         11         353
                                             ------         ----        ---         ---       ----         ---

Increase (decrease) in net interest income $     12       $  (44)     $ (32)       $160      $  67        $227
                                            =======        =====       ====         ===       ====         ===


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

At June 30, 1999, 2% of the present value of First Federal's assets was approximately $2.2 million, and the interest rate risk of a 200 basis point decrease in market interest rates (which was greater than the interest rate risk of a 200 basis point increase) was $1.7 million.

Presented below, as of June 30, 1999 and 1998, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 200 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of First Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and First Federal's strong capital position.


                                                                                       June 30, 1999
                                                                           ----------------------------------
         Change in interest rate                Board limit                $ change               % change
                (basis points)                   % change                     in NPV                 in NPV
         -----------------------                -----------                ---------              -----------
                                                                                (Dollars in thousands)
                  +400                             +40.0%                  $   321                      2.46%
                  +200                             +20.0                       602                      4.63
                    -                                  -                         -                       -
                  -200                             -20.0                    (1,721)                   (13.22)
                  -400                             -40.0                    (3,333)                   (25.60)

                                                                                       June 30, 1998
                                                                           ----------------------------------
         Change in interest rate                Board limit                $ change               % change
             (basis points)                      % change                    in NPV                 in NPV
         -----------------------                -----------                ---------              -----------
                                                                                (Dollars in thousands)
                  +400                             +40.0%                    $(678)                    (4.47)%
                  +200                             +20.0                       100                       .66
                    -                                  -                         -                       -
                  -200                             -20.0                    (1,231)                    (8.12)
                  -400                             -40.0                    (1,574)                   (10.38)

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

OTS regulations presently require First Federal to maintain an average daily balance of investments in United States Treasury securities, federal agency obligations and certain other investments having maturities of five years or less in an amount equal to 4% of the sum of First Federal's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which First Federal may rely, if necessary, to fund deposit withdrawals or other short-term funding needs. At June 30, 1999, First Federal's regulatory liquidity ratio was 37.4%. At such date, First Federal had commitments to originate loans, including unused lines of credit, totaling $6.0 million and no commitments to purchase or sell loans.

First Federal's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1999, 1998 and 1997:

                                                                         Year ended June 30,
                                                        -----------------------------------------------------
                                                             1999                 1998                 1997
                                                             ----                 ----                 ----
                                                                             (In thousands)

Net earnings                                            $     717                $  982               $1,427
Adjustments to reconcile net earnings to
   net cash from operating activities                        (965)                 (675)                (490)
                                                          -------                ------               ------
Net cash from operating activities                           (248)                  307                  937
Net cash used in investing activities                     (19,213)               (4,706)              (6,814)
Net cash from financing activities                         20,839                 1,952                7,259
                                                          -------                ------               ------
Net change in cash and cash equivalents                     1,378                (2,447)               1,382
Cash and cash equivalents at
   beginning of year                                        1,633                 4,080                2,698
                                                          -------                ------               ------
Cash and cash equivalents at
   end of year                                          $   3,011                $1,633               $4,080
                                                          =======                ======               ======

First Federal is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

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

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of First Federal includes a general loan loss allowance of $269,000 at June 30, 1999.

First Federal exceeded all of its capital requirements at June 30, 1999. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 1999:

                                                                               Excess of regulatory
                                                                               capital over current
                            Regulatory capital        Current requirement          requirement
                            ------------------        -------------------          -----------
                            Amount      Percent       Amount      Percent       Amount     Percent
                            ------      -------       ------      -------       ------     -------
                                                     (Dollars in thousands)

Tangible capital            $14,274      12.8%         $1,671      1.5%         $12,603        11.3%
Core capital                 14,274      12.8           3,343      3.0           10,931         9.8
Risk-based capital           14,543      21.5           5,404      8.0            9,139        13.5

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

--------------------------------------------------------------------------------

In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective July 1, 1998, as required, without material impact on FFD's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective July 1, 1998, as required, without material impact on FFD's financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on FFD's financial statements.

                          YEAR 2000 COMPLIANCE MATTERS

--------------------------------------------------------------------------------

As with all providers of financial services, First Federal's operations are heavily dependent on information technology systems. First Federal has addressed the potential problems associated with the possibility that the computers that control or operate the Savings Bank's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

As part of the awareness and assessment phases of its action plan related to the Year 2000 problem, management identified its on-line core account processing system performed by a third party service provider, Intrieve, Inc. ("Intrieve") as "mission critical." Intrieve has converted its hardware to a new Year 2000 compliant system and First Federal's conversion to this new system was completed during the fourth calendar quarter of 1998. Intrieve successfully performed Year 2000 proxy testing with several of its larger users during early October 1998 and First Federal performed final testing of its specific equipment configuration and communications link to Intrieve during November 1998.

First Federal has developed a contingency plan in case any Intrieve systems actually fail at Year 2000 critical dates. First Federal deems the likelihood of failure of Intrieve's efforts to renovate Year 2000 changes to the on-line core account processing system to be remote. The plan, therefore, primarily addresses action to deal with the possibility that Intrieve's system would be down for several days or weeks upon arrival of Year 2000. First Federal has the ability to process transactions manually, if necessary, and through off-line computer transactions.

First Federal has expended less than $10,000 through June 30, 1999, in connection with its year 2000 compliance program, and management does not anticipate additional significant expenditures.

In addition to possible expense related to its own systems, First Federal could incur losses if loan payments are delayed due to Year 2000 problems affecting any major borrowers in First Federal's primary market area. Because First Federal's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and First Federal's primary market area is not significantly dependent upon one employer or industry, First Federal does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                    CONTENTS

                                                                PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS               18


FINANCIAL STATEMENTS

         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION          19

         CONSOLIDATED STATEMENTS OF EARNINGS                     20

         CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME         21

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY         22

         CONSOLIDATED STATEMENTS OF CASH FLOWS                   23

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS              25

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

================================================================================


Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years ended June 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FFD Financial Corporation as of June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.



Cincinnati, Ohio
August 6, 1999

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)

         ASSETS                                                                      1999          1998

Cash and due from banks                                                        $      844    $    1,026
Interest-bearing deposits in other financial institutions                           2,167           607
                                                                               ----------    ----------
         Cash and cash equivalents                                                  3,011         1,633

Investment securities designated as available for sale - at market                  2,924         2,655
Investment securities held to maturity - at cost, approximate market
  value of $993 as of June 30, 1998                                                  --             977
Mortgage-backed securities designated as available for sale - at market            10,978         5,935
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $4,907 and $6,073 as of June 30,
  1999 and 1998                                                                     4,779         5,960
Loans receivable - net                                                             86,417        70,990
Loans held for sale - at lower of cost or market                                      965          --
Office premises and equipment - at depreciated cost                                 1,364         1,383
Stock in Federal Home Loan Bank - at cost                                           1,201           933
Accrued interest receivable                                                           329           279
Prepaid expenses and other assets                                                     209           221
Prepaid federal income taxes                                                          116          --
                                                                               ----------    ----------

         Total assets                                                          $  112,293    $   90,966
                                                                               ==========    ==========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                       $   72,025    $   61,956
Advances from the Federal Home Loan Bank                                           23,616        12,519
Accrued interest payable                                                              146            94
Other liabilities                                                                     250           258
Accrued federal income taxes                                                         --             197
Deferred federal income taxes                                                          52           117
                                                                               ----------    ----------
         Total liabilities                                                         96,089        75,141

Commitments                                                                          --            --

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                          --            --
  Common stock - authorized 5,000,000 shares without par or
    stated value; 1,454,750 shares issued                                            --            --
  Additional paid-in capital                                                        7,798         7,705
  Retained earnings - substantially restricted                                      9,850         9,536
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                             (216)          140
  Shares acquired by stock benefit plans                                           (1,207)       (1,411)
  Less 1,334 and 9,400 treasury shares at June 30, 1999 and 1998 - at cost            (21)         (145)
                                                                               ----------    ----------
         Total shareholders' equity                                                16,204        15,825
                                                                               ----------    ----------

         Total liabilities and shareholders' equity                            $  112,293    $   90,966
                                                                               ==========    ==========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                               Year ended June 30,
                        (In thousands, except share data)

                                                                       1999       1998       1997
Interest income
  Loans                                                            $  5,567   $  4,766   $  3,807
  Mortgage-backed securities                                            968        927      1,175
  Investment securities                                                 177        319        782
  Interest-bearing deposits and other                                   203        448        116
                                                                   --------   --------   --------
         Total interest income                                        6,915      6,460      5,880

Interest expense
  Deposits                                                            2,984      2,797      2,598
  Borrowings                                                            957        657        503
                                                                   --------   --------   --------
         Total interest expense                                       3,941      3,454      3,101
                                                                   --------   --------   --------

         Net interest income                                          2,974      3,006      2,779

Provision for losses on loans                                          --         --          125
                                                                   --------   --------   --------

         Net interest income after provision for losses on loans      2,974      3,006      2,654

Other income
  Gain on sale of loans                                                 108       --         --
  Gain on sale of investment securities designated
    as available for sale                                               210        441      1,284
  Gain on sale of real estate acquired through foreclosure             --         --            2
  Other operating                                                       110         84         51
                                                                   --------   --------   --------
         Total other income                                             428        525      1,337

General, administrative and other expense
  Employee compensation and benefits                                  1,117      1,034        777
  Occupancy and equipment                                               237        193        118
  Franchise taxes                                                       266        213        144
  Federal deposit insurance premiums                                     38         34        394
  Data processing                                                       182        109         75
  Other operating                                                       477        461        351
                                                                   --------   --------   --------
         Total general, administrative and other expense              2,317      2,044      1,859
                                                                   --------   --------   --------

         Earnings before income taxes                                 1,085      1,487      2,132

Federal income taxes
  Current                                                               249        311        769
  Deferred                                                              119        194        (64)
                                                                   --------   --------   --------
         Total federal income taxes                                     368        505        705
                                                                   --------   --------   --------

         NET EARNINGS                                              $    717   $    982   $  1,427
                                                                   ========   ========   ========

         EARNINGS PER SHARE
           Basic                                                   $    .53   $    .73   $   1.07
                                                                   ========   ========   ========

           Diluted                                                 $    .51   $    .71   $   1.06
                                                                   ========   ========   ========


The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                          For the years ended June 30,
                                 (In thousands)


                                                        1999        1998        1997

Net earnings                                        $    717    $    982    $  1,427

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of tax                       (217)        411         281

Reclassification adjustment for realized gains
  included in earnings, net of tax of $71, $150
  and $437 in 1999, 1998 and 1997, respectively         (139)       (291)       (847)
                                                    --------    --------    --------

Comprehensive income                                $    361    $  1,102    $    861
                                                    ========    ========    ========

Accumulated comprehensive income (loss)             $   (216)   $    140    $     20
                                                    ========    ========    ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                For the years ended June 30, 1999, 1998 and 1997
                        (In thousands, except share data)

                                                                                                     UNREALIZED
                                                                              SHARES             GAINS (LOSSES)
                                                                         ACQUIRED BY              ON SECURITIES
                                                               ADDITIONAL      STOCK    TREASURY     DESIGNATED
                                                      COMMON      PAID-IN    BENEFIT     SHARES-   AS AVAILABLE  RETAINED
                                                       STOCK      CAPITAL      PLANS     AT COST       FOR SALE  EARNINGS     TOTAL

Balance at July 1, 1996                              $   --     $ 14,132    $ (1,164)   $   --      $    586    $  7,857   $ 21,411

Net earnings for the year ended June 30, 1997            --         --          --          --          --         1,427      1,427
Purchase of shares for stock benefit plan                --         --          (494)       --          --          --         (494)
Amortization of stock benefit plan expense               --            5          24        --          --          --           29
Realized gain on securities designated as available
  for sale, net of related tax effects                   --         --          --          --          (566)       --         (566)
Dividends of $.225 per share                             --         --          --          --          --          (327)      (327)
                                                     --------   --------    --------    --------    --------    --------   --------

Balance at June 30, 1997                                 --       14,137      (1,634)       --            20       8,957     21,480

Net earnings for the year ended June 30, 1998            --         --          --          --          --           982        982
Purchase of treasury shares                              --         --          --          (154)       --          --         (154)
Amortization of stock benefit plan expense               --           71         223        --          --          --          294
Unrealized gain on securities designated as available
  for sale, net of related tax effects                   --         --          --          --           120        --          120
Exercise of stock options                                --            1        --             9        --          --           10
Capital distribution of $4.50 per share                  --       (6,504)       --          --          --          --       (6,504)
Dividends of $.30 per share                              --         --          --          --          --          (403)      (403)
                                                     --------   --------    --------    --------    --------    --------   --------

Balance at June 30, 1998                                 --        7,705      (1,411)       (145)        140       9,536     15,825

Net earnings for the year ended June 30, 1999            --         --          --          --          --           717        717
Amortization of stock benefit plan expense               --          141         204        --          --          --          345
Unrealized loss on securities designated as available
  for sale, net of related tax effects                   --         --          --          --          (356)       --         (356)
Exercise of stock options                                --          (48)       --           124        --          --           76
Dividends of $.30 per share                              --         --          --          --          --          (403)      (403)
                                                     --------   --------    --------    --------    --------    --------   --------

Balance at June 30, 1999                             $   --     $  7,798    $ (1,207)   $    (21)   $   (216)   $  9,850   $ 16,204
                                                     ========   ========    ========    ========    ========    ========   ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Year ended June 30,
                                 (In thousands)

                                                                       1999        1998        1997
Cash flows from operating activities:
  Net earnings for the year                                        $    717    $    982    $  1,427
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net                53          33         (13)
    Amortization of deferred loan origination fees                      (57)        (73)        (66)
    Gain on sale of loans                                               (46)       --          --
    Loans originated for sale in the secondary market                (8,398)       --          --
    Proceeds from sale of mortgage loans in the secondary market      7,479        --          --
    Depreciation and amortization                                       131         109          61
    Gain on sale of investment and mortgage-backed
      securities designated as available for sale                      (210)       (441)     (1,284)
    Provision for losses on loans                                      --          --           125
    Amortization of stock benefit plan expense                          345         294          29
    Federal Home Loan Bank stock dividends                              (74)        (55)        (44)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                       (50)        (12)         16
      Prepaid expenses and other assets                                  12         (81)       --
      Other liabilities                                                  (8)        (82)        136
      Accrued interest payable                                           52          12          45
      Federal income taxes
        Current                                                        (313)       (573)        569
        Deferred                                                        119         194         (64)
                                                                   --------    --------    --------
         Net cash provided by (used in) operating activities           (248)        307         937

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available
    for sale                                                         (3,000)     (6,947)    (15,391)
  Purchase of investment securities designated as
    held to maturity                                                   --        (1,244)       --
  Proceeds from maturity of investment securities                     3,477      10,157      13,648
  Proceeds from sale of investment securities designated
    as available for sale                                               212       6,430       2,372
  Purchase of mortgage-backed securities designated
    as held to maturity                                                --          --        (2,528)
  Purchase of mortgage-backed securities designated
    as available for sale                                            (9,633)       --        (4,737)
  Principal repayments on mortgage-backed securities                  5,407       3,174       3,257
  Proceeds from sale of mortgage-backed securities
    designated as available for sale                                   --          --         3,970
  Purchase of Federal Home Loan Bank stock                             (194)       (236)       --
  Loan principal repayments                                          17,172      13,826      10,049
  Loan disbursements                                                (32,542)    (29,239)    (17,073)
  Purchase of office premises and equipment                            (115)       (627)       (381)
  Proceeds from sale of office premises and equipment                     3        --          --
                                                                   --------    --------    --------
         Net cash used in investing activities                      (19,213)     (4,706)     (6,814)
                                                                   --------    --------    --------

         Net cash used in operating and investing
           activities (subtotal carried forward)                    (19,461)     (4,399)     (5,877)
                                                                   --------    --------    --------

                            FFD FINANCIAL CORPORATION

                               Year ended June 30,
                                 (In thousands)

                                                                                       1999        1998        1997

         Net cash used in operating and investing
           activities (subtotal brought forward)                                   $(19,461)   $ (4,399)   $ (5,877)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                   10,069       4,866       4,882
  Proceeds from Federal Home Loan Bank advances                                      11,133      11,950       8,900
  Repayments of Federal Home Loan Bank advances                                         (36)     (7,813)     (5,702)
  Proceeds from exercise of stock options                                                76          10        --
  Purchase of shares for stock benefit plans                                           --          --          (494)
  Purchase of treasury shares                                                          --          (154)       --
  Cash distributions paid on common stock                                              (403)     (6,907)       (327)
                                                                                   --------    --------    --------
         Net cash provided by financing activities                                   20,839       1,952       7,259
                                                                                   --------    --------    --------

Net increase (decrease) in cash and cash equivalents                                  1,378      (2,447)      1,382

Cash and cash equivalents at beginning of year                                        1,633       4,080       2,698
                                                                                   --------    --------    --------

Cash and cash equivalents at end of year                                           $  3,011    $  1,633    $  4,080
                                                                                   ========    ========    ========


Supplemental disclosure of cash flow information: Cash paid during the year for:
    Federal income taxes                                                           $    182    $    819    $    116
                                                                                   ========    ========    ========

    Interest on deposits and borrowings                                            $  3,889    $  3,442    $  3,056
                                                                                   ========    ========    ========


Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of applicable tax effects                              $   (356)   $    120    $   (566)
                                                                                   ========    ========    ========

  Recognition of mortgage servicing rights in accordance
    with SFAS No. 125                                                              $     62    $   --      $   --
                                                                                   ========    ========    ========


The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of First Federal Savings Bank of Dover (the "Savings Bank"). The Savings Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation
        ---------------------------

    The accompanying consolidated financial statements include the accounts of the Corporation, the Savings Bank, and its wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 1999 and 1998, Dover's principal assets consisted of an investment in the stock of the Savings Bank's data processor and a deposit account in the Savings Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    2.  Investment Securities and Mortgage-backed Securities
        ----------------------------------------------------

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At June 30, 1999, the Corporation's shareholders' equity reflected a net unrealized loss on securities designated as available for sale totaling $216,000, while at June 30, 1998, the Corporation's shareholders' equity reflected a net unrealized gain of $140,000.

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-backed Securities (continued)
        ----------------------------------------------------

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loan. At June 30, 1999, loans held for sale were carried at cost.

    The Savings Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Savings Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 125, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    The Savings Bank recognized $62,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal year ended June 30, 1999.

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)
        ----------------

    The mortgage servicing rights recorded by the Savings Bank, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    The Savings Bank recorded amortization related to mortgage servicing rights totaling approximately $5,000 for the year ended June 30, 1999.

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

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)
        -------------------------

    The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

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

    At June 30, 1999 and 1998, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

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

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    9.  Benefit Plans
        -------------

    The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $261,000, $228,000 and $120,000 for the fiscal years ended June 30, 1999,
    1998 and 1997, respectively.

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans (continued)
        -------------

    Additionally, during fiscal 1997, the Corporation adopted the First Federal Savings Bank of Dover Recognition and Retention Plan ("RRP"). The Savings Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Corporation has awarded 29,300 shares under the RRP which vest over a five year period. A provision of $110,000, $109,000 and $61,000 related to the RRP was charged to expense for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

    10.  Earnings Per Share and Cash Distributions Per Share
         ---------------------------------------------------

    Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding, which gives effect to a reduction for 92,356, 106,515 and 114,044 unallocated shares held by the ESOP, totaled 1,355,501, 1,340,049 and 1,340,706 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,397,814, 1,376,664 and 1,345,995 for the fiscal years ended June 30, 1999,
    1998 and 1997, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 42,313, 36,615 and 5,289 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

    During fiscal 1998, the Corporation paid cash distributions of $4.80 per share. Of these distributions, management deemed $4.50 per share as a return of capital, charging such amount to additional paid-in capital in the 1998 consolidated financial statements. The remaining $.30 of the fiscal 1998 distribution was accounted for as a normal quarterly cash dividend.

    11.  Cash and Cash Equivalents
         -------------------------

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1999 and 1998:

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

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


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

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1999 and 1998 were not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                         1999                               1998
                                                               CARRYING         FAIR              CARRYING         FAIR
                                                                  VALUE        VALUE                 VALUE        VALUE
                                                                                    (In thousands)
    Financial assets
      Cash and cash equivalents                              $    3,011   $    3,011              $  1,633     $  1,633
      Investment securities                                       2,924        2,924                 3,632        3,648
      Mortgage-backed securities                                 15,757       15,885                11,895       12,008
      Loans receivable                                           87,382       87,537                70,990       71,595
      Federal Home Loan Bank stock                                1,201        1,201                   933          933
                                                               --------     --------               -------       ------

                                                              $ 110,275    $ 110,558              $ 89,083     $ 89,817
                                                               ========     ========                ======       ======

    Financial liabilities
      Deposits                                                $  72,025    $  72,519              $ 61,956     $ 63,017
      Advances from the Federal Home Loan Bank                   23,616       23,598                12,519       12,519
                                                               --------     --------                ------       ------

                                                              $  95,641    $  96,117              $ 74,475     $ 75,536
                                                               ========     ========                ======       ======

    13.  Comprehensive Income
         --------------------

    The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of July 1, 1998. The Statement established standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods have been restated for comparative purposes. Accumulated comprehensive income consists solely of the change in unrealized gains/losses on securities designated as available for sale in accordance with SFAS No. 115.

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Reclassifications
         -----------------

    Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at June 30, 1999 and 1998, are as follows:

                                                                                     JUNE 30, 1999
                                                                               GROSS               GROSS      ESTIMATED
                                                            AMORTIZED     UNREALIZED          UNREALIZED           FAIR
                                                                 COST          GAINS              LOSSES          VALUE
                                                                                     (In thousands)
    AVAILABLE FOR SALE:
      U.S. Government agency obligations                       $3,000           $ -                $  76         $2,924
                                                                =====            ===                ====          =====

                                                                                     JUNE 30, 1998
                                                                               GROSS               GROSS      ESTIMATED
                                                            AMORTIZED     UNREALIZED          UNREALIZED           FAIR
                                                                 COST          GAINS              LOSSES          VALUE
                                                                                     (In thousands)
    HELD TO MATURITY:
      U.S. Government agency obligations                       $  977          $  16                 $-          $  993

    AVAILABLE FOR SALE:
      U.S. Government and agency
        obligations                                             2,496              2                  -           2,498
      Federal Home Loan Mortgage
        Corporation stock                                           3            154                  -             157
                                                                -----            ---                  --         ------
         Total available for sale                               2,499            156                  -           2,655
                                                                -----            ---                  --          -----

         Total investment securities                           $3,476           $172                 $-          $3,648
                                                                =====            ===                  ==          =====

    The amortized cost and estimated fair value of U. S. Government agency obligations designated as available for sale, at June 30, 1999, by term to maturity are shown below.

                                                                                                              ESTIMATED
                                                                                            AMORTIZED              FAIR
                                                                                                 COST             VALUE
                                                                                                      (In thousands)

    Due after one year through five years                                                      $2,000            $1,957
    Due after ten years through twenty years                                                    1,000               967
                                                                                                -----            ------

                                                                                               $3,000            $2,924
                                                                                                =====             =====

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 1999 and 1998, are shown below:

                                                                                          1999
                                                                                 GROSS             GROSS      ESTIMATED
                                                            AMORTIZED       UNREALIZED        UNREALIZED           FAIR
                                                                 COST            GAINS            LOSSES          VALUE
                                                                                      (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage
        Corporation participation certificates               $  4,300             $102           $    (1)       $ 4,401
      Government National Mortgage
        Association participation certificates                    479               27                -             506
                                                               ------             ----                --         ------
         Total mortgage-backed securities
           held to maturity                                     4,779              129                (1)         4,907

    AVAILABLE FOR SALE:
      Federal National Mortgage
        Association participation certificates                  8,256               -               (246)         8,010
      Federal Home Loan Mortgage
        Corporation participation certificates                    265               -                 (1)           264
      Government National Mortgage
        Association participation certificates                  2,709               -                 (5)         2,704
                                                               ------               --              ----         ------
         Total mortgage-backed securities
           available for sale                                  11,230               -               (252)        10,978
                                                               ------               --              ----         ------

         Total mortgage-backed securities                     $16,009             $129             $(253)       $15,885
                                                               ======              ===              ====         ======

                                                                                          1998
                                                                                 GROSS             GROSS      ESTIMATED
                                                            AMORTIZED       UNREALIZED        UNREALIZED           FAIR
                                                                 COST            GAINS            LOSSES          VALUE
                                                                                      (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage
        Corporation participation certificates               $  5,367            $  98            $   (2)       $ 5,463
      Government National Mortgage
        Association participation certificates                    593               17                -             610
                                                               ------              ---                --         ------
         Total mortgage-backed securities
           held to maturity                                     5,960              115                (2)         6,073

    AVAILABLE FOR SALE:
      Federal National Mortgage
        Association participation certificates                  5,348               45                -           5,393
      Federal Home Loan Mortgage
        Corporation participation certificates                    531               11                -             542
                                                               ------              ---                --         ------
         Total mortgage-backed securities
           available for sale                                   5,879               56                -           5,935
                                                               ------              ---                --         ------

         Total mortgage-backed securities                     $11,839             $171            $   (2)       $12,008
                                                               ======              ===             =====         ======

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 1999, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                                                     AMORTIZED
                                                                                                          COST
                                                                                                (In thousands)

    Due within ten years                                                                              $  3,469
    Due after ten years                                                                                 12,540
                                                                                                        ------

                                                                                                       $16,009
                                                                                                        ======

NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                                                           1999           1998
                                                                                              (In thousands)
    Residential real estate
      One- to four-family                                                               $65,103        $63,582
      Multi-family                                                                          721          1,058
    Nonresidential real estate and land                                                  18,652          6,722
    Consumer and other loans                                                              3,912          1,263
                                                                                         ------         ------
                                                                                         88,388         72,625
    Less:
      Undisbursed portion of loans in process                                             1,560          1,079
      Deferred loan origination fees                                                        142            286
      Allowance for losses on loans                                                         269            270
                                                                                         ------         ------

                                                                                        $86,417        $70,990
                                                                                         ======         ======

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $64.3 million, or 74%, of the total loan portfolio at June 30, 1999, and approximately $63.6 million, or 90%, of the total loan portfolio at June 30, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    In the ordinary course of business, the Savings Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $444,000 and $423,000 at June 30, 1999 and 1998, respectively.

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                                            1999           1998           1997
                                                                                      (In thousands)

    Beginning balance                                                       $270           $270           $146
    Provision for losses on loans                                             -              -             125
    Loan charge-offs                                                          (1)            -              (1)
                                                                             ---            ---            ---

    Ending balance                                                          $269           $270           $270
                                                                             ===            ===            ===

    As of June 30, 1999, the Savings Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at June 30, 1999, 1998 and 1997, totaled $15,000, $82,000 and $64,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $1,000, $2,000 and $2,000 for the years ended June 30, 1999, 1998 and 1997, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 is comprised of the following:

                                                                                           1999           1998
                                                                                              (In thousands)

    Land                                                                                 $  323         $  323
    Buildings and improvements                                                              836            833
    Furniture and equipment                                                                 579            483
                                                                                          -----          -----
                                                                                          1,738          1,639
      Less accumulated depreciation and
        amortization                                                                        374            256
                                                                                          -----          -----

                                                                                         $1,364         $1,383
                                                                                          =====          =====

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30:

    DEPOSIT TYPE AND WEIGHTED-
    AVERAGE INTEREST RATE                                                1999                           1998
                                                               AMOUNT          %                  AMOUNT         %
                                                                              (Dollars in thousands)
    NOW accounts
      1999 - 0.90%                                           $  8,290        11.5%
      1998 - 1.62%                                                                              $  5,954          9.6%
    Passbook
      1999 - 3.54%                                             22,557        31.3
      1998 - 3.86%                                                                                18,955         30.6
                                                             --------       -----                 ------       ------
    Total demand, transaction and
      passbook deposits                                        30,847        42.8                 24,909         40.2

    Certificates of deposit
      Original maturities of:
        One year or less
          1999 - 4.66%                                          8,511        11.8
          1998 - 5.08%                                                                             8,687         14.0
        12 months to 36 months
          1999 - 5.60%                                         28,040        39.0
          1998 - 5.83%                                                                            22,375         36.1
      Individual retirement accounts
        1999 - 5.35%                                            4,627         6.4
        1998 - 5.59%                                                                               5,985          9.7
                                                             --------       -----                -------       ------

    Total certificates of deposit                              41,178        57.2                 37,047         59.8
                                                             --------       -----                 ------        -----

    Total deposit accounts                                   $ 72,025       100.0%               $61,956        100.0%
                                                               ======       =====                 ======        =====

    The Savings Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $7.3 million and $1.3 million at June 30, 1999 and 1998, respectively.

    Interest expense on deposits at June 30 is summarized as follows:

                                                                                    1999            1998           1997
                                                                                              (In thousands)

    Passbook                                                                      $  737          $  702         $  613
    NOW accounts                                                                      81              98             85
    Certificates of deposit                                                        2,166           1,997          1,900
                                                                                   -----           -----          -----

                                                                                  $2,984          $2,797         $2,598
                                                                                   =====           =====          =====

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                                                      1999                1998
                                                                                           (In thousands)

    Less than one year                                                             $28,262             $22,833
    One year to two years                                                           11,025              11,442
    Two years to three years                                                         1,891               2,772
                                                                                    ------              ------

                                                                                   $41,178             $37,047
                                                                                    ======              ======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1999 by a pledge of certain residential mortgage loans totaling $35.4 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

    INTEREST                 MATURING IN YEAR
    RATE                     ENDING JUNE 30,                                          1999                1998
                                                                                            (In thousands)

    5.58% - 5.62%                    2004                                         $  2,500            $  2,500
    8.15%                            2005                                               17                  19
    4.96% - 5.10%                    2008                                           10,000              10,000
    4.50% - 6.10%                    After 2008                                     11,099                  -
                                                                                    ------              ------

                                                                                  $ 23,616            $ 12,519
                                                                                    ======              ======

    Weighted-average interest rate                                                    5.05%               5.11%
                                                                                      ====                ====

NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

                                                                            1999           1998           1997
                                                                                  (Dollars in thousands)

    Federal income taxes at statutory rate                                  $369           $506           $725
    Decrease in taxes resulting from:
      Other (primarily nontaxable interest income in 1997)                    (1)            (1)           (20)
                                                                            ----           ----           ----
    Federal income taxes per consolidated
      financial statements                                                  $368           $505           $705
                                                                            ====           ====           ====

    Effective tax rate                                                      33.9%          33.9%          33.1%
                                                                            ====           ====           ====

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE H - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at June 30 is as follows:

    Taxes (payable) refundable on temporary                                                  1999         1998
    differences at statutory rate:                                                            (In thousands)

    Deferred tax assets:
      Deferred loan origination fees                                                        $  48        $   8
      Retirement expense                                                                       52          106
      General loan loss allowance                                                              91           92
      Unrealized losses on securities designated as
        available for sale                                                                    112           -
      Other                                                                                     1            1
                                                                                             ----         ----
         Deferred tax assets                                                                  304          207

    Deferred tax liabilities:
      Financed loan origination fees                                                         (105)         (16)
      Federal Home Loan Bank stock dividends                                                 (143)        (118)
      Difference between book and tax depreciation                                            (17)         (31)
      Percentage of earnings bad debt deduction                                               (72)         (87)
      Mortgage servicing rights                                                               (19)          -
      Unrealized gains on securities designated
        as available for sale                                                                  -           (72)
                                                                                             ----         ----
         Deferred tax liabilities                                                            (356)        (324)
                                                                                             ----         ----

         Net deferred tax liability                                                         $ (52)       $(117)
                                                                                             ====         ====

    The Savings Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1999, include approximately $1.8 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 1999. See Note K for additional information regarding the Savings Bank's future percentage of earnings bad debt deductions.

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


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

    At June 30, 1999, the Savings Bank had outstanding commitments of approximately $531,000 to originate loans. Additionally, the Savings Bank was obligated under unused lines of credit totaling $5.5 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1999, and will be funded from normal cash flow from operations.


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

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE J - REGULATORY CAPITAL (continued)

    allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    As of June 30, 1999 and 1998, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.


                                     AS OF JUNE 30, 1999


                                                                   FOR CAPITAL
                               ACTUAL                           ADEQUACY PURPOSES
                        ---------------- -------------------------------------------------------------
                         AMOUNT    RATIO             AMOUNT                          RATIO
                                                            (Dollars in thousands)

    Tangible capital    $14,274    12.8%  greater than or equal to $1,671  greater than or equal to 1.5%

    Core capital        $14,274    12.8%  greater than or equal to $3,343  greater than or equal to 3.0%

    Risk-based capital  $14,543    21.5%  greater than or equal to $5,404  greater than or equal to 8.0%

                                                AS OF JUNE 30, 1999
                                                    TO BE "WELL-
                                                CAPITALIZED" UNDER
                                                PROMPT CORRECTIVE
                                                ACTION PROVISIONS
                        ------------------------------------------------------------------
                                      AMOUNT                           RATIO


    Tangible capital    greater than or equal to $5,572     greater than or equal to  5.0%

    Core capital        greater than or equal to $6,686     greater than or equal to  6.0%

    Risk-based capital  greater than or equal to $6,755     greater than or equal to 10.0%

                                     AS OF JUNE 30, 1999


                                                                   FOR CAPITAL
                               ACTUAL                           ADEQUACY PURPOSES
                        ---------------   -------------------------------------------------------------
                        AMOUNT    RATIO              AMOUNT                          RATIO
                                                             (Dollars in thousands)

    Tangible capital    $14,502    16.0%  greater than or equal to $1,361  greater than or equal to 1.5%

    Core capital        $14,502    16.0%  greater than or equal to $2,721  greater than or equal to 3.0%

    Risk-based capital  $14,772    29.7%  greater than or equal to $3,981  greater than or equal to 8.0%

                                                                  AS OF JUNE 30, 1999
                                                                      TO BE "WELL-
                                                                   CAPITALIZED" UNDER
                                                                   PROMPT CORRECTIVE
                             ACTUAL                                ACTION PROVISIONS
                        ---------------   ------------------------------------------------------------------
                        AMOUNT    RATIO                  AMOUNT                           RATIO


    Tangible capital    $14,502    16.0%  greater than or equal to $4,535     greater than or equal to  5.0%

    Core capital        $14,502    16.0%  greater than or equal to $5,442     greater than or equal to  6.0%

    Risk-based capital  $14,772    29.7%  greater than or equal to $4,976     greater than or equal to 10.0%

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

                          June 30, 1999, 1998 and 1997


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

    Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $281,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve into taxable income over a six year period, which commenced in fiscal 1998.

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended June 30, 1999, 1998 and 1997.

                            FFD FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

     ASSETS                                                             1999        1998

Cash and due from banks                                             $  1,106    $    103
Loan receivable from ESOP                                                931       1,047
Investment in First Federal Savings Bank of Dover                     14,064      14,642
Accrued interest receivable                                               14          19
Prepaid federal income tax                                                72        --
Prepaid expenses and other assets                                         17          18
                                                                    --------    --------

     Total assets                                                   $ 16,204    $ 15,829
                                                                    ========    ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued federal income taxes                                        $   --      $      4

Shareholders' equity
  Common stock                                                          --          --
  Additional paid-in capital                                           7,798       7,705
  Retained earnings                                                    9,850       9,536
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                (216)        140
  Shares acquired by stock benefit plans                              (1,207)     (1,411)
  Treasury shares - at cost                                              (21)       (145)
                                                                    --------    --------
     Total shareholders' equity                                       16,204      15,825
                                                                    --------    --------

     Total liabilities and shareholders' equity                     $ 16,204    $ 15,829
                                                                    ========    ========

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997

NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)
                            FFD FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)

                                                                    1999        1998       1997
Revenue
  Interest income                                               $     54    $    377   $    476
  Equity in earnings of subsidiary                                   833         888      1,243
                                                                --------    --------   --------
     Total revenue                                                   887       1,265      1,719

General and administrative expenses                                  229         235        219
                                                                --------    --------   --------

     Earnings before income taxes (credits)                          658       1,030      1,500

Federal income taxes (credits)                                       (59)         48         73
                                                                --------    --------   --------

     NET EARNINGS                                               $    717    $    982   $  1,427
                                                                ========    ========   ========

                            FFD FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                    1999        1998        1997
Cash provided by (used in) operating activities:
  Net earnings for the year                                     $    717    $    982    $  1,427
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Excess distributions from consolidated subsidiary                567        --          --
    Undistributed earnings of consolidated subsidiary               --          (888)     (1,243)
    Loss on sale of mortgage-backed and investment securities       --          --            12
    Increase (decrease) in cash due to changes in:
      Prepaid expenses and other assets                                6         121          10
      Other liabilities                                               (4)       --            (3)
      Accrued federal income tax                                     (72)        (43)       --
                                                                --------    --------    --------
      Net cash provided by operating activities                    1,214         172         203

Cash flows provided by (used in) investing activities:
  Proceeds from repayment of loan to ESOP                            116          84          33
  Proceeds from maturities of investment securities                 --        11,389       9,948
  Purchase of investment securities                                 --        (4,951)    (15,391)
  Proceeds from sale of investment securities                       --          --           994
  Principal repayment on mortgage-backed securities                 --          --           444
  Proceeds from sale of mortgage-backed securities                  --          --         3,935
                                                                --------    --------    --------
      Net cash provided by (used in) investing activities            116       6,522         (37)

Cash flows provided by (used in) financing activities:
  Proceeds from exercise of stock options                             76          10        --
  Purchase of treasury shares                                       --          (154)       --
  Cash distributions on common stock                                (403)     (6,907)       (327)
                                                                --------    --------    --------
      Net cash used in financing activities                         (327)     (7,051)       (327)
                                                                --------    --------    --------

Net increase (decrease) in cash and cash equivalents               1,003        (357)       (161)

Cash and cash equivalents at beginning of year                       103         460         621
                                                                --------    --------    --------

Cash and cash equivalents at end of year                        $  1,106    $    103    $    460
                                                                ========    ========    ========

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


NOTE L- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Savings Bank agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $4.6 million to the Corporation at June 30, 1999.


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

    The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized with respect to the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 1999, 1998 and 1997, would have been reduced to the pro forma amounts indicated below:

                            FFD FINANCIAL CORPORATION

                          June 30, 1999, 1998 and 1997


    NOTE M- STOCK OPTION PLAN (continued)

                                                                                         1999         1998         1997
                                                                                              (Earnings in thousands)

    Net earnings                                 As reported                             $717          $981       $1,427
                                                                                          ===           ===        =====

                                                   Pro-forma                             $717          $963       $1,407
                                                                                          ===           ===        =====

    Earnings per share
      Basic                                      As reported                            $0.53         $0.73        $1.07
                                                                                         ====          ====         ====

                                                   Pro-forma                            $0.53         $0.73        $1.05
                                                                                         ====          ====         ====

      Diluted                                    As reported                            $0.51         $0.71        $1.06
                                                                                         ====          ====         ====

                                                   Pro-forma                            $0.51         $0.71        $1.05
                                                                                         ====          ====         ====

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1999, 1998 and 1997: dividend yield of 6.55%, expected volatility of 20.0%, a risk-free interest rate of 6.0% and an expected life of ten years.

    A summary of the status of the Corporation's stock option plan as of June 30, 1999, 1998 and 1997, and changes during the years then ended are presented below:

                                                    1999                      1998                     1997
                                                       WEIGHTED-                WEIGHTED-                   WEIGHTED-
                                                         AVERAGE                  AVERAGE                     AVERAGE
                                                        EXERCISE                 EXERCISE                    EXERCISE
                                             SHARES        PRICE       SHARES       PRICE         SHARES        PRICE

    Outstanding at beginning of year        130,329       $ 10.15     118,432       $  9.40           -       $  -
    Granted                                   3,000         14.63      12,635         17.19      122,890        9.39
    Exercised                                (8,066)         9.38        (738)        11.17           -           -
    Forfeited                               (10,055)        10.56          -             -        (4,458)      9.14
                                            -------        ------   ---------        ------      -------       ----

    Outstanding at end of year              115,208       $ 10.28     130,329       $ 10.15      118,432      $9.40
                                            =======        ======     =======        ======      =======       ====

    Options exercisable at year-end          41,096       $  9.86      22,948       $  9.35           -       $  -
                                            =======        ======    ========        ======      =======       ===
    Weighted-average fair value of
      options granted during the year                     $  1.71                   $  2.01                   $1.10
                                                           ======                    ======                    ====

    The following information applies to options outstanding at June 30, 1999:

    Number outstanding                                                                                          115,208
    Range of exercise prices                                                                             $9.14 - $18.14
    Weighted-average exercise price                                                                              $10.28
    Weighted-average remaining contractual life in years                                                      7.2 years

                            FFD FINANCIAL CORPORATION
                                       AND
                       FIRST FEDERAL SAVINGS BANK OF DOVER
                        DIRECTORS AND EXECUTIVE OFFICERS

================================================================================



                              BOARD OF DIRECTORS OF
                          FFD FINANCIAL CORPORATION AND
                       FIRST FEDERAL SAVINGS BANK OF DOVER

                               Stephen G. Clinton
                                 Vice President
                           Tucker Anthony Cleary Gull

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

                                 Enos L. Loader
                              Financial Consultant
                           Retired Senior Bank Officer

                              Roy O. Mitchell, Jr.
                           Managing Officer - Retired
                       First Federal Savings Bank of Dover

                                Robert D. Sensel
                      President and Chief Executive Officer
                             Dover Hydraulics, Inc.




                              EXECUTIVE OFFICERS OF
                            FFD FINANCIAL CORPORATION

                                Robert R. Gerber
                                    President

                               Shirley A. Wallick
                             Secretary and Treasurer

                             Larry D. Browning, Jr.
                             Chief Financial Officer

                              EXECUTIVE OFFICERS OF
                       FIRST FEDERAL SAVINGS BANK OF DOVER

                                Robert R. Gerber
                                    President

                               Shirley A. Wallick
                             Secretary and Treasurer

                             Larry D. Browning, Jr.
                             Chief Financial Officer

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

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948


                                 ANNUAL MEETING

================================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 19, 1999, at 1:00 p.m., Eastern Time, at the McDonald/Marlite Conference Center, 143 McDonald Drive SW, New Philadelphia, Ohio 44663. Shareholders are cordially invited to attend.


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