Form 10KSB, Exhibit 13
period 2000-06-30
FFD FINANCIAL CORP/OH
filed 2000-09-28
CIK 1006177

FFD FINANCIAL CORPORATION
             321 North Wooster Avenue P.O. BOX 38 DOVER, OHIO 44622



Dear Shareholders:

It is with a great deal of pleasure that we present to you FFD Financial Corporation's Annual Report to Shareholders for the fiscal year ended June 30, 2000.

FFD Financial Corporation reported consolidated net earnings of $922,000, or $.69 per share, for the fiscal year ended June 30, 2000, an increase of $205,000, or 28.6%, over reported net earnings of $717,000 for the fiscal year ended June 30, 1999. The increase in net earnings is primarily attributable to a $595,000, or 20.0%, increase in net interest income and a $55,000 decrease in general, administrative and other expense.

We believe asset growth is a strategic imperative for our Corporation. This strategic objective was attained in fiscal year 2000 by increasing net loans receivable by $15.6 million, or 17.8%. Growth in commercial loans was a key to increasing net loans receivable, as commercial loans increased by $11.7 million from $19.0 million at June 30, 1999, to $30.7 million at June 30, 2000, a 61.8% increase. Our multi-faceted strategic plan also included offering business banking and consumer deposit products to provide funds for loan growth. Deposits increased by $6.0 million from June 30, 1999 to June 30, 2000, an increase of 8.3%. Our New Philadelphia office provided $3.7 million of the deposit increase and ended its second fiscal year of operations on June 30, 2000 with a deposit base of over $14.3 million.

We continue to take steps to position FFD Financial and First Federal Savings Bank of Dover for continued growth and profitability through our financial products and customer services, which include electronic delivery channels for our customers with our ATMs and telephone banking. Our next step in electronic delivery is the addition of Internet banking and bill paying to simplify the lives of our customers by providing financial services in a convenient manner.

Your directors, managers, and staff are confident that our current strategic direction has positioned FFD and First Federal Savings Bank of Dover to meet the challenges confronting us as we enter our 103rd year. We remain committed to maintaining friendly, personalized financial services in our markets, while continuing the local decision-making and focus our customers have grown to expect.

As always, we wish to take this opportunity to thank all our customers and shareholders for your past and continuing support that has made it possible for us to prosper.


Sincerely,

/s/Robert R. Gerber


Robert R. Gerber
President

                      BUSINESS OF FFD FINANCIAL CORPORATION

==============================================================================

FFD Financial Corporation ("FFD" or the "Corporation"), a unitary savings and loan holding company incorporated in the State of Ohio, owns all of the issued and outstanding common stock of First Federal Savings Bank of Dover ("First Federal" or the "Savings Bank"), a federal savings bank. In April 1996, FFD acquired all of the common stock issued by First Federal upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal is principally engaged in the business of making fixed-rate and adjustable-rate first mortgage loans, secured by one- to four-family residential real estate located in First Federal's primary lending area, to be held in portfolio or sold in the secondary mortgage market. First Federal also originates loans for the construction of residential real estate, loans secured by multifamily real estate (over four units), loans for commercial business purposes and nonresidential real estate loans. The origination of consumer loans, including unsecured loans, passbook loans, loans secured by motor vehicles and home improvement loans, constitutes a small portion of First Federal's lending activities. In addition to originating loans, First Federal invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, and from loan and mortgage-backed securities repayments. First Federal conducts business from two locations, one in Dover, Ohio, and one in New Philadelphia, Ohio. The primary market area for First Federal is Tuscarawas County.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.


                              MARKET PRICE OF FFD'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
===============================================================================

There were 1,412,383 common shares of FFD outstanding on August 31, 2000, held of record by approximately 660 shareholders. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal 2000 and 1999.

                                  High Trade        Low Trade     Cash Dividends Declared
Fiscal 1999
   Quarter Ended:
     September 30, 1998             $19.625          $15.500               $.075
     December 31, 1998               16.000           13.500                .075
     March 31, 1999                  14.750           13.000                .075
     June 30, 1999                   18.000           13.375                .075

Fiscal 2000
   Quarter Ended:
     September 30, 1999             $15.750          $11.875               $.085
     December 31, 1999               12.563           10.500                .085
     March 31, 2000                  11.500            9.125                .085
     June 30, 2000                    9.875            8.625                .085


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

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

=============================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

  Selected consolidated financial                                           At June 30,
                                                  ----------------------------------------------------------------
                                                     2000          1999         1998         1997           1996
                                                  -------        -------      -------       -------        -------
                                                                        (In thousands)
  Total amount of:
    Assets                                       $125,147       $112,293      $90,966       $88,000       $79,458
    Interest-bearing deposits                       1,485          2,167          607         3,547         1,793
    Investment securities available for
       sale - at market                             2,875          2,924        2,655         9,924         9,256
    Investment securities held to maturity
       - at cost                                        -              -          977         1,469         2,460
    Mortgage-backed securities available
       for sale - at market                         9,135         10,978        5,935         7,944         9,007
    Mortgage-backed securities held to
       maturity - at cost                           4,189          4,779        5,960         7,165         5,932
    Loans receivable - net (1)                    102,939         87,382       70,990        55,504        48,539
    Deposits                                       77,987         72,025       61,956        57,090        52,208
    Advances from the FHLB and other
       borrowings                                  30,412         23,616       12,519         8,382         5,184

    Shareholders' equity, restricted (2)           16,265         16,204       15,825        21,480        21,411


                                                                      For the year ended June 30,
                                                ----------------------------------------------------------------
                                                  2000          1999           1998          1997           1996
Summary of earnings:                            -------        -------       -------        -------        ------
                                                             (In thousands, except per share data)
  Interest income                               $8,323         $6,915          $6,460        $5,880        $4,555
  Interest expense                               4,754          3,941           3,454         3,101         2,471
                                                 -----          -----           -----         -----         -----
  Net interest income                            3,569          2,974           3,006         2,779         2,084
  Provision for losses on loans                    106              -               -           125            50
                                                 -----          -----           -----         -----         -----
  Net interest income after provision
     for losses on loans                         3,463          2,974           3,006         2,654         2,034
  Other income                                     179            428             525         1,337            88
  General, administrative and other
     expense                                     2,262          2,317           2,044         1,859         1,163
                                                 -----          -----           -----         -----         -----
  Earnings before income taxes                   1,380          1,085           1,487         2,132           959
  Federal income taxes                             458            368             505           705           327
                                                 -----          -----           -----         -----         -----
  Net earnings                                  $  922         $  717          $  982        $1,427        $  632
                                                 =====          =====           =====         =====         =====
  Earnings per share
    Basic                                         $.69           $.53            $.73         $1.07           N/A
                                                   ===            ===             ===          ====           ===
    Diluted                                       $.68           $.51            $.71         $1.06           N/A
                                                   ===            ===             ===          ====           ===

-----------------------------------

(1)  Includes loans held for sale.

(2) At June 30, 2000 and 1999, includes $335,000 and $216,000 of net unrealized losses, respectively, and at June 30, 1998, 1997 and 1996, includes $140,000, $20,000 and $586,000, respectively, of net unrealized gains on investment and mortgage-backed securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.


Selected financial ratios                                    At or for the year ended June 30,
  and other data:                              ----------------------------------------------------------------
                                                2000          1999           1998           1997           1996
                                               ------        ------         ------         ------         ------
Return on average assets                        0.77%         0.69%          1.06%         1.65%           0.99%
Return on average equity                        6.07          5.11           4.65          6.65            5.72
Interest rate spread                            2.51          2.37           2.22          2.15            2.41
Net interest margin                             3.06          2.92           3.29          3.30            3.28
General, administrative and other expense
   to average assets                            1.90          2.25           2.20          2.15            1.82
Average equity to average
   assets                                      12.75         13.59          22.75         24.83           17.29
Nonperforming assets to
   total assets                                 0.18          0.01           0.09          0.07            0.15
Nonperforming loans to total loans              0.22          0.02           0.11          0.11            0.24
Delinquent loans to total loans (1)             0.61          0.39           0.51          0.69            0.51
Allowance for loan losses to
   total loans                                  0.36          0.30           0.37          0.47            0.29
Allowance for loan losses to
   nonperforming loans                        166.67      1,793.33         329.27        421.88          124.79
Average interest-earning
   assets to average interest-bearing
   liabilities                                113.53        114.24         128.34        131.46          122.47
Number of full service offices                  2             2              2             1               1
Dividend payout ratio (2)                      49.28         56.60          41.10         21.03             N/A


----------------------------

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

(2) Dividend payout ratio for the year ended June 30, 1998, excludes the $4.50 per share special capital distribution.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

==============================================================================

                                     GENERAL

------------------------------------------------------------------------------

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


       CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 1999 TO JUNE 30, 2000

------------------------------------------------------------------------------

The Corporation's assets at June 30, 2000, totaled $125.1 million, a $12.9 million, or 11.4%, increase over the total at June 30, 1999. This increase was funded primarily through an increase in advances from the FHLB of $6.8 million and growth in deposits of $6.0 million.

Investment securities totaled $2.9 million at June 30, 2000, a decrease of $49,000 from June 30, 1999. The decrease was due primarily to the decline in market value on available for sale securities, which are carried at fair value.

Mortgage-backed securities totaled $13.3 million at June 30, 2000, a $2.4 million, or 15.4%, decrease from the total at June 30, 1999. This decrease resulted from principal repayments totaling $2.3 million and a decrease in market value on available for sale securities of approximately $131,000.

Loans receivable, including loans held for sale, totaled $102.9 million at June 30, 2000, an increase of $15.6 million, or 17.8%, over the June 30, 1999 total. Loan disbursements during fiscal 2000 totaled $35.3 million, which were partially offset by principal repayments of $17.3 million and proceeds from loans sold in the secondary market totaling $2.4 million. Loan disbursements during the year ended June 30, 2000, decreased by $13.8 million, or 33.7%, compared to the origination volume during the same period in fiscal 1999 due primarily to a decrease in customer demand following the increase in interest rates year to year. The growth in loans consisted primarily of commercial loans, which totaled $30.7 million at June 30, 2000, compared to $19.0 million at June 30, 1999.

The allowance for loan losses totaled $375,000 and $269,000 at June 30, 2000 and 1999, respectively, which represented .36% and .30% of total loans and 166.67% and 1,793.33% of nonperforming loans at those respective dates. Nonperforming loans amounted to $225,000 and $15,000 at June 30, 2000, and 1999, respectively. Although management believes that the allowance for loan losses at June 30,

2000, was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $78.0 million at June 30, 2000, a $6.0 million, or 8.3%, increase over total deposits at June 30, 1999. This increase resulted primarily from growth in deposits totaling approximately $3.7 million at the branch office located in New Philadelphia, Ohio, coupled with management's efforts to generate growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations during the period.

FHLB advances totaled $30.4 million at June 30, 2000, a $6.8 million, or 28.8%, increase over June 30, 1999. Proceeds from the increase in borrowings were primarily used to fund new loan originations.

Shareholders' equity totaled $16.3 million at June 30, 2000, an increase of $61,000, or .4%, over June 30, 1999 levels as net earnings of $922,000 were partially offset by dividends paid totaling $484,000, purchases of treasury shares totaling $529,000, and a $119,000 increase in the unrealized loss on securities designated as available for sale.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999

------------------------------------------------------------------------------

The consolidated net earnings of FFD depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

General. FFD's net earnings totaled $922,000 for the fiscal year ended June 30, 2000, an increase of $205,000, or 28.6%, over the net earnings of $717,000 recorded in fiscal 1999. The increase in net earnings resulted primarily from a $595,000 increase in net interest income and a $55,000 decrease in general, administrative and other expense, which were partially offset by a $249,000 decrease in other operating income, a $106,000 increase in the provision for losses on loans, and a $90,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income increased by $1.4 million, or 20.4%, to a total of $8.3 million for the year ended June 30, 2000, compared to $6.9 million for the year ended June 30, 1999. Interest income on loans increased by $1.5 million, or 26.8%, due primarily to a $16.6 million, or 20.9%, increase in the average loan portfolio balance outstanding, coupled with a 34 basis point increase in the average yield, to 7.34% in fiscal 2000. Interest income on mortgage-backed securities decreased by $32,000, or 3.3%, due primarily to a $706,000, or 4.6%, decrease in the average balance outstanding, offset somewhat by a 9 basis point increase in the yield earned on such securities, to 6.41% in fiscal 2000. Interest income on investment securities and interest-bearing deposits decreased by $51,000, or 13.4%, due primarily to an approximate $1.0 million, or 14.9%, decrease in the related average investment balance.

Interest expense on deposits increased by $188,000, or 6.3%, for the year ended June 30, 2000, compared to fiscal 1999, due primarily to a $4.9 million, or 7.0%, increase in the average deposit portfolio balance outstanding.

Interest expense on borrowings increased by $625,000, or 65.3%, due primarily to an $8.8 million, or 44.7%, increase in the average balance of advances outstanding, coupled with a 70 basis point increase in the average cost of such borrowings, to 5.57% in fiscal 2000.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $595,000, or 20.0%, for the fiscal year ended June 30, 2000, compared to fiscal 1999. The interest rate spread was approximately 2.51% for the fiscal year ended June 30, 2000, compared to 2.37% for the 1999 fiscal year, while the net interest margin was 3.06% in 2000, compared to 2.92% in 1999.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $106,000 for the year ended June 30, 2000. For the fiscal year ended June 30, 1999, management concluded that the allowance for loan losses was adequate and did not record a provision for losses on loans. First Federal recorded the provision during fiscal 2000 primarily due to the growth in the commercial and nonresidential loan portfolios. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $179,000 for the year ended June 30, 2000, a decrease of $249,000, or 58.2%, from the 1999 total. The decrease resulted primarily from the absence of a $210,000 gain on sales of securities recorded during fiscal 1999, and an $83,000, or 76.9%, decrease in gain on sale of loans in fiscal 2000, which were partially offset by a $44,000, or 40.0%, increase in other operating income. Other operating income consists primarily of fees generated from ATM transactions, late charges on loans, safety deposit box rentals and negotiable order of withdrawal ("NOW") account fees.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.3 million for the year ended June 30, 2000, a decrease of $55,000, or 2.4%, compared to the same period in 1999. The decrease resulted primarily from a $41,000, or 3.7%, decrease in employee compensation and benefits and a $52,000, or 19.5%, decrease in franchise taxes, which were partially offset by a $55,000, or 11.5%, increase in other operating expenses.

The decrease in employee compensation and benefits was due primarily to the decrease in expense associated with stock benefit plans. The decrease in franchise taxes resulted from a reduction in the tax rate. The increase in other operating expense consisted primarily of a $40,000 increase in ATM related costs and pro-rata increases in other expenses due to the Corporation's overall growth year to year.

Federal Income Taxes. FFD recorded a provision for federal income taxes totaling $458,000 for the year ended June 30, 2000, an increase of $90,000, or 24.5%, over fiscal 1999. The increase resulted primarily from a $295,000, or 27.2%, increase in earnings before taxes. The effective tax rates were 33.2% and 33.9% for the years ended June 30, 2000 and 1999, respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

------------------------------------------------------------------------------

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

Net Interest Income. Total interest income increased by $455,000, or 7.0%, to a total of $6.9 million for the year ended June 30, 1999, compared to $6.5 million for the year ended June 30, 1998. Interest income on loans increased by $801,000, or 16.8%, due primarily to a $16.2 million, or 25.6%, increase in the average loan portfolio balance outstanding, which was partially offset by a 53 basis point decrease in the average yield, to 7.00% in fiscal 1999. Interest income on mortgage-backed securities increased by $41,000, or 4.4%, due primarily to a $1.1 million, or 7.8%, increase in the average balance outstanding, partially offset by a 21 basis point decrease in the yield earned on such securities, to 6.32% in fiscal 1999. Interest income on investment securities and interest-bearing deposits decreased by $387,000, or 50.5%, due primarily to an approximate $7.0 million, or 50.5%, decrease in the related average investment balance.

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

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $32,000, or 1.1%, for the fiscal year ended June 30, 1999, compared to fiscal 1998. The interest rate spread was approximately 2.37% for the fiscal year ended June 30, 1999, compared to 2.22% for the 1998 fiscal year, while the net interest margin was 2.92% in 1999, compared to 3.29% in 1998.

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

The increase in employee compensation and benefits was due primarily to the addition of a secondary marketing officer and support staff during fiscal 1999, and an increase in expense associated with stock benefit plans, normal merit increases and increased staffing levels related to the opening of the New Philadelphia office location in November 1997. The increase in occupancy and equipment and other operating expense resulted primarily from costs associated with office remodeling, the implementation of new business products and services, and the opening of the New Philadelphia office. The increase in franchise taxes was due to the increase in First Federal's capital year to year. The increase in data processing costs was due primarily to the increased number of deposit and loan accounts associated with the First Federal's growth.

Federal Income Taxes. FFD recorded a provision for federal income taxes totaling $368,000 for the year ended June 30, 1999, a decrease of $137,000, or 27.1%, from fiscal 1998. The decrease resulted primarily from a $402,000, or 27.0%, decrease in earnings before taxes. The effective tax rate was 33.9% for each of the years ended June 30, 1999 and 1998.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

------------------------------------------------------------------------------

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

                                                        Year ended June 30,
                                 -------------------------------------------------------------------------------------
                                               2000                          1999                                 1998
                                   --------------------------    ---------------------------         --------------------------
                                    Average    Interest            Average   Interest                Average     Interest
                                 outstanding   earned/  Yield/   outstanding  earned/   Yield/    outstanding    earned/     Yield/
                                    balance      paid     rate     balance      paid     rate      balance        paid       rate

                                                       (Dollars in thousands)
Interest-earning assets:
  Loans receivable                $ 96,101     $7,058     7.34%  $ 79,497   $5,567      7.00%      $63,315      $4,766      7.53%
  Mortgage-backed securities        14,599        936     6.41     15,305      968      6.32        14,202         927      6.53
  Investment securities              3,000        191     6.37      2,902      177      6.10         5,097         319      6.26
  Interest-bearing deposits
    and other                        2,858        138     4.82      3,978      203      5.10         8,816         448      5.08
                                   -------     ------     ----    -------    -----      ----        ------       -----      ----
  Total interest-earning assets    116,558      8,323     7.14    101,682    6,915      6.80        91,430       6,460      7.07

  Non-interest-earning assets        2,516                          1,517                            1,417
                                   -------                        -------                           ------

    Total assets                  $119,074                       $103,199                          $92,847
                                   =======                        =======                           ======

Interest-bearing liabilities:
  Deposits                        $ 74,254      3,172     4.27   $ 69,374    2,984      4.30       $59,554       2,797      4.70
  Borrowings                        28,413      1,582     5.57     19,637      957      4.87        11,685         657      5.62
                                   -------      -----     ----    -------    -----      ----        ------       -----      ----
    Total interest-bearing
      liabilities                  102,667      4,754     4.63     89,011    3,941      4.43        71,239       3,454      4.85
                                   -------      -----             -------    -----                  ------       -----

Non-interest-bearing liabilities     1,222                            166                              487
                                   -------                        -------                           ------

  Total liabilities                103,889                         89,177                           71,726

Shareholders' equity                15,185                         14,022                           21,121
                                   -------                        -------                           ------

    Total liabilities and
      shareholders' equity        $119,074                       $103,199                          $92,847
                                   =======                        =======                           ======

Net interest income                            $3,569                       $2,974                             $3,006
                                                =====                        =====                              =====

Interest rate spread                                      2.51%                         2.37%                               2.22%
                                                          ====                          ====                                ====

Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                                3.06%                         2.92%                               3.29%
                                                          ====                          ====                                ====

Average interest-earning assets to
  average interest-bearing liabilities                  113.53%                       114.24%                             128.34%
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

                                                                     Year ended June 30,
                                                     2000 vs. 1999                        1999 vs. 1998
                                             -------------------------              -----------------------
                                                  Increase                           Increase
                                                 (decrease)                         (decrease)
                                                   due to                             due to
                                             -----------------                    -------------

                                             Volume        Rate       Total      Volume      Rate        Total
                                             ------        ----       -----      ------      ----        -----
                                                                       (In thousands)
Interest income attributable to:
   Loans receivable                          $1,210         $281     $1,491      $1,133      $(332)      $801
   Mortgage-backed securities                   (45)          13        (32)         70        (29)        41
   Investment securities                          6            8         14        (134)        (8)      (142)
   Interest-bearing deposits and other
                                                (54)         (11)       (65)       (247)         2       (245)
                                              -----          ---      -----       -----       ----        ---
Total interest income                         1,117          291      1,408         822       (367)       455
                                              -----          ---      -----       -----       ----        ---

Interest expense attributable to:
   Deposits                                     208          (20)       188         422       (235)       187
   Borrowings                                   473          152        625         388        (88)       300
                                              -----          ---      -----       -----       ----        ---

Total interest expense                          681          132        813         810       (323)       487
                                              -----          ---      -----       -----       ----        ---

Increase (decrease) in net interest income
                                             $  436         $159     $  595      $   12      $ (44)       $(32)
                                              =====          ===      =====       =====       ====         ===


                         ASSET AND LIABILITY MANAGEMENT

------------------------------------------------------------------------------

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

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical change in market interest rates. Both an increase in market interest rates and a decrease in market interest rates are considered.

Presented below, as of June 30, 2000 and 1999, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 200 and 300 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of First Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and First Federal's strong capital position.


                                                                           June 30, 2000
Change in interest rate               Board limit                $ change               % change
    (basis points)                     % change                     in NPV                 in NPV
   ----------------                    ---------                  --------                 ------
                                                                       (Dollars in thousands)
         +300                             +30.0%                    $(472)                    (3.14)%
         +200                             +20.0                      (137)                    (0.91)
           -                                -                           -                       -
         -200                             -20.0                      (495)                    (3.30)
         -300                             -30.0                      (964)                    (6.42)




                                                                              June 30, 1999
Change in interest rate               Board limit                $ change               % change
    (basis points)                     % change                     in NPV                 in NPV
   ----------------                    ---------                  --------                 ------
                                                                     (Dollars in thousands)
         +300                             +30.0%                  $   566                      4.38%
         +200                             +20.0                       602                      4.63
           -                                -                           -                       -
         -200                             -20.0                    (1,721)                   (13.22)
         -300                             -30.0                    (2,648)                   (20.47)


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

                         LIQUIDITY AND CAPITAL RESOURCES

------------------------------------------------------------------------------

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

OTS regulations presently require First Federal to maintain an average daily balance of investments in United States Treasury securities, federal agency obligations and certain other investments having maturities of five years or less in an amount equal to 4% of the sum of First Federal's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which First Federal may rely, if necessary, to fund deposit withdrawals or other short-term funding needs. At June 30, 2000, First Federal's regulatory liquidity ratio was 28.9%. At such date, First Federal had commitments to originate loans, including unused lines of credit, totaling $8.7 million and no commitments to purchase or sell loans.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2000, 1999 and 1998:

                                                                            Year ended June 30,
                                                           -------------------------------------------------
                                                              2000                 1999                 1998
                                                           --------              --------            --------
                                                                              (In thousands)
Net earnings                                               $   922               $   717               $  982
Adjustments to reconcile net earnings to
   net cash from operating activities                          608                  (965)                (675)
                                                            ------                ------                -----
Net cash from (used in) operating activities                 1,530                  (248)                 307
Net cash used in investing activities                      (13,894)              (19,213)              (4,706)
Net cash from financing activities                          11,772                20,839                1,952
                                                            ------                ------                -----
Net change in cash and cash equivalents                       (592)                1,378               (2,447)
Cash and cash equivalents at
   beginning of year                                         3,011                 1,633                4,080
                                                            ------                ------                -----
Cash and cash equivalents at
   end of year                                             $ 2,419               $ 3,011               $1,633
                                                            ======                ======                =====


First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings association to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of First Federal includes a general loan loss allowance of $366,000 at June 30, 2000.

First Federal exceeded all of its capital requirements at June 30, 2000. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2000:

                                                                               Excess over current
                           Regulatory capital       Current requirement               requirement
                           Amount      Percent       Amount      Percent      Amount         Percent
                                                     (Dollars in thousands)
Tangible capital          $15,519       12.3%        $1,897        1.5%       $13,622         10.8%
Core capital               15,519       12.3          5,058        4.0         10,461          8.3
Risk-based capital         15,885       19.4          6,550        8.0          9,335         11.4


                   EFFECT OF Recent ACCOUNTING PRONOUNCEMENTS

------------------------------------------------------------------------------

In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

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

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. FFD adopted SFAS No. 133 effective July 1, 2000, as required, without material effect on FFD's financial condition and results of operations.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

=============================================================================

                                    CONTENTS

                                                                      Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                     17


FINANCIAL STATEMENTS

         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                18

         CONSOLIDATED STATEMENTS OF EARNINGS                           19

         CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME               20

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY               21

         CONSOLIDATED STATEMENTS OF CASH FLOWS                         22

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

==============================================================================

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years ended June 30, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FFD Financial Corporation as of June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 2000, 1999 and 1998, in conformity with generally accepted accounting principles.



/s/GRANT THORNTON LLP


Cincinnati, Ohio
August 18, 2000

                            FFD Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)


         ASSETS                                                                                2000                1999
Cash and due from banks                                                                    $    934            $    844
Interest-bearing deposits in other financial institutions                                     1,485               2,167
                                                                                            -------             -------
         Cash and cash equivalents                                                            2,419               3,011

Investment securities designated as available
  for sale - at market                                                                        2,875               2,924
Mortgage-backed securities designated as available for
  sale - at market                                                                            9,135              10,978
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $4,188 and $4,907 as of June 30,
  2000 and 1999                                                                               4,189               4,779
Loans receivable - net                                                                      102,118              86,417
Loans held for sale - at lower of cost or market                                                821                 965
Office premises and equipment - at depreciated cost                                           1,253               1,364
Stock in Federal Home Loan Bank - at cost                                                     1,652               1,201
Accrued interest receivable                                                                     429                 329
Prepaid expenses and other assets                                                               181                 209
Prepaid federal income taxes                                                                     61                 116
Deferred federal income taxes                                                                    14                  -
                                                                                            -------             -------

         Total assets                                                                      $125,147            $112,293
                                                                                            =======             =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                   $ 77,987            $ 72,025
Advances from the Federal Home Loan Bank                                                     30,412              23,616
Accrued interest payable                                                                        202                 146
Other liabilities                                                                               281                 250
Deferred federal income taxes                                                                    -                   52
                                                                                            -------             -------
         Total liabilities                                                                  108,882              96,089

Commitments                                                                                      -                   -

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                                      -                   -
  Common stock - authorized 5,000,000 shares without par or
    stated value; 1,454,750 shares issued                                                        -                   -
  Additional paid-in capital                                                                  7,850               7,798
  Retained earnings - substantially restricted                                               10,288               9,850
  Accumulated comprehensive loss; unrealized losses on securities designated
    as available for sale, net of related tax effects                                          (335)               (216)
  Shares acquired by stock benefit plans                                                     (1,028)             (1,207)
  Less 42,367 and 1,334 treasury shares at June 30, 2000 and 1999 - at cost                    (510)                (21)
                                                                                            -------             -------
         Total shareholders' equity                                                          16,265              16,204
                                                                                            -------             -------

         Total liabilities and shareholders' equity                                        $125,147            $112,293
                                                                                            =======             =======


The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                               Year ended June 30,
                      (In thousands, except per share data)

                                                                                      2000            1999         1998
Interest income
  Loans                                                                             $7,058          $5,567       $4,766
  Mortgage-backed securities                                                           936             968          927
  Investment securities                                                                191             177          319
  Interest-bearing deposits and other                                                  138             203          448
                                                                                     -----           -----        -----
         Total interest income                                                       8,323           6,915        6,460

Interest expense
  Deposits                                                                           3,172           2,984        2,797
  Borrowings                                                                         1,582             957          657
                                                                                     -----           -----        -----
         Total interest expense                                                      4,754           3,941        3,454
                                                                                     -----           -----        -----

         Net interest income                                                         3,569           2,974        3,006

Provision for losses on loans                                                          106              -            -
                                                                                     -----           -----        -----

         Net interest income after provision for losses on loans                     3,463           2,974        3,006

Other income
  Gain on sale of loans                                                                 25             108           -
  Gain on sale of investment securities designated
    as available for sale                                                               -              210          441
  Other operating                                                                      154             110           84
                                                                                     -----           -----        -----
         Total other income                                                            179             428          525

General, administrative and other expense
  Employee compensation and benefits                                                 1,076           1,117        1,034
  Occupancy and equipment                                                              229             237          193
  Franchise taxes                                                                      214             266          213
  Federal deposit insurance premiums                                                    26              38           34
  Data processing                                                                      185             182          109
  Other operating                                                                      532             477          461
                                                                                     -----           -----        -----
         Total general, administrative and other expense                             2,262           2,317        2,044
                                                                                     -----           -----        -----

         Earnings before income taxes                                                1,380           1,085        1,487

Federal income taxes
  Current                                                                              463             249          311
  Deferred                                                                              (5)            119          194
                                                                                     -----           -----        -----
         Total federal income taxes                                                    458             368          505
                                                                                     -----           -----        -----

         NET EARNINGS                                                               $  922          $  717       $  982
                                                                                     =====           =====        =====

         EARNINGS PER SHARE
           Basic                                                                      $.69            $.53         $.73
                                                                                       ===             ===          ===

           Diluted                                                                    $.68            $.51         $.71
                                                                                       ===             ===          ===



The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                               Year ended June 30,
                                 (In thousands)


                                                                                    2000            1999           1998
Net earnings                                                                       $ 922           $ 717         $  982

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of tax of $(61), $(112)
    and $212 in 2000, 1999 and 1998, respectively                                   (119)           (217)           411

Reclassification adjustment for realized gains
  included in earnings, net of tax of $71 and
    $150 in 1999 and 1998, respectively                                               -             (139)          (291)
                                                                                    ----            ----          -----

Comprehensive income                                                               $ 803           $ 361         $1,102
                                                                                    ====            ====          =====

Accumulated comprehensive income (loss)                                            $(335)          $(216)        $  140
                                                                                    ====            ====          =====



























The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                For the years ended June 30, 2000, 1999 and 1998
                      (In thousands, except per share data)


                                                                                                  Unrealized
                                                                              Shares            gains (losses)
                                                                         acquired by             on securities
                                                             Additional        stock  Treasury    designated
                                                      Common    paid-in      benefit   shares-  as available  Retained
                                                       stock    capital        plans   at cost      for sale  earnings      Total
Balance at July 1, 1997                                 $ -     $14,137      $(1,634)    $  -          $  20   $ 8,957    $21,480

Net earnings for the year ended June 30, 1998             -          -            -         -             -        982        982
Purchase of treasury shares                               -          -            -       (154)           -         -        (154)
Amortization of stock benefit plan expense                -          71          223        -             -         -         294
Unrealized gain on securities designated as available
  for sale, net of related tax effects                    -          -            -         -            120        -         120
Exercise of stock options                                 -           1           -          9            -         -          10
Capital distribution of $4.50 per share                   -      (6,504)          -         -             -         -      (6,504)
Dividends of $.30 per share                               -          -            -         -             -       (403)      (403)
                                                         ---     ------       ------      ----          ----    ------     ------

Balance at June 30, 1998                                  -       7,705       (1,411)     (145)          140     9,536     15,825

Net earnings for the year ended June 30, 1999             -          -            -         -             -        717        717
Amortization of stock benefit plan expense                -         141          204        -             -         -         345
Unrealized loss on securities designated as available
  for sale, net of related tax effects                    -          -            -         -           (356)       -        (356)
Exercise of stock options                                 -         (48)          -        124            -         -          76
Dividends of $.30 per share                               -          -            -         -             -       (403)      (403)
                                                         ---     ------       ------      ----          ----    ------     ------

Balance at June 30, 1999                                  -       7,798       (1,207)      (21)         (216)    9,850     16,204

Net earnings for the year ended June 30, 2000             -          -            -         -             -        922        922
Purchase of treasury shares                               -          -            -       (529)           -         -        (529)
Amortization of stock benefit plan expense                -          65          179        -             -         -         244
Unrealized loss on securities designated as available
  for sale, net of related tax effects                    -          -            -         -           (119)       -        (119)
Exercise of stock options                                 -         (13)          -         40            -         -          27
Dividends of $.34 per share                               -          -            -         -             -       (484)      (484)
                                                         ---     ------       ------      ----          ----    ------     ------

Balance at June 30, 2000                                $ -     $ 7,850      $(1,028)    $(510)        $(335)  $10,288    $16,265
                                                         ===     ======       ======      ====          ====    ======     ======



The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Year ended June 30,
                                 (In thousands)

                                                                                    2000            1999           1998
Cash flows from operating activities:
  Net earnings for the year                                                      $   922         $   717        $   982
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net                             40              53             33
    Amortization of deferred loan origination fees                                   (25)            (57)           (73)
    Gain on sale of loans                                                             (8)            (46)            -
    Loans originated for sale in the secondary market                             (2,206)         (8,398)            -
    Proceeds from sale of mortgage loans in the secondary market                   2,358           7,479             -
    Depreciation and amortization                                                    138             131            109
    Gain on sale of investment and mortgage-backed
      securities designated as available for sale                                     -             (210)          (441)
    Provision for losses on loans                                                    106              -              -
    Amortization of stock benefit plan expense                                       244             345            294
    Federal Home Loan Bank stock dividends                                          (104)            (74)           (55)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                   (100)            (50)           (12)
      Prepaid expenses and other assets                                               28              12            (81)
      Other liabilities                                                               31              (8)           (82)
      Accrued interest payable                                                        56              52             12
      Federal income taxes
        Current                                                                       55            (313)          (573)
        Deferred                                                                      (5)            119            194
                                                                                  ------          ------         ------
         Net cash provided by (used in) operating activities                       1,530            (248)           307

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available
    for sale                                                                          -           (3,000)        (6,947)
  Purchase of investment securities designated as
    held to maturity                                                                  -               -          (1,244)
  Proceeds from maturity of investment securities                                     -            3,477         10,157
  Proceeds from sale of investment securities designated
    as available for sale                                                             -              212          6,430
  Purchase of mortgage-backed securities designated
    as available for sale                                                             -           (9,633)            -
  Principal repayments on mortgage-backed securities                               2,262           5,407          3,174
  Purchase of Federal Home Loan Bank stock                                          (347)           (194)          (236)
  Loan principal repayments                                                       17,338          17,172         13,826
  Loan disbursements                                                             (33,120)        (32,542)       (29,239)
  Purchase of office premises and equipment                                          (27)           (115)          (627)
  Proceeds from sale of office premises and equipment                                 -                3             -
                                                                                  ------          ------         ------
         Net cash used in investing activities                                   (13,894)        (19,213)        (4,706)
                                                                                  ------          ------         ------

         Net cash used in operating and investing
           activities (subtotal carried forward)                                 (12,364)        (19,461)        (4,399)
                                                                                  ------          ------         ------

                            FFD Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                               Year ended June 30,
                                 (In thousands)


                                                                                    2000            1999           1998
         Net cash used in operating and investing
           activities (subtotal brought forward)                                $(12,364)       $(19,461)       $(4,399)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                 5,962          10,069          4,866
  Proceeds from Federal Home Loan Bank advances                                   39,491          11,133         11,950
  Repayments of Federal Home Loan Bank advances                                  (32,695)            (36)        (7,813)
  Proceeds from exercise of stock options                                             27              76             10
  Purchase of treasury shares                                                       (529)             -            (154)
  Cash distributions paid on common stock                                           (484)           (403)        (6,907)
                                                                                 -------         -------         ------
         Net cash provided by financing activities                                11,772          20,839          1,952
                                                                                 -------         -------         ------

Net increase (decrease) in cash and cash equivalents                                (592)          1,378         (2,447)

Cash and cash equivalents at beginning of year                                     3,011           1,633          4,080
                                                                                 -------         -------         ------

Cash and cash equivalents at end of year                                        $  2,419        $  3,011        $ 1,633
                                                                                 =======         =======         ======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                        $    442        $    182        $   819
                                                                                 =======         =======         ======

    Interest on deposits and borrowings                                         $  4,698        $  3,889        $ 3,442
                                                                                 =======         =======         ======


Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of applicable tax effects                           $   (119)       $   (356)       $   120
                                                                                 =======         =======         ======

  Recognition of mortgage servicing rights in accordance
    with SFAS No. 125                                                           $     17        $     62        $    -
                                                                                 =======         =======         ======











The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2000, 1999 and 1998


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

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Corporation, the Savings Bank, and its wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 2000 and 1999, Dover's principal assets consisted of an investment in the stock of the Savings Bank's data processor and a deposit account in the Savings Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    2.  Investment Securities and Mortgage-backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-backed Securities (continued)

    are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At June 30, 2000 and 1999, the Corporation's shareholders' equity reflected a net unrealized loss on securities designated as available for sale totaling $335,000 and $216,000, respectively.

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loan. At June 30, 2000, loans held for sale were carried at cost.

    The Savings Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Savings Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 125, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

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

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


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

    The Savings Bank recorded amortization related to mortgage servicing rights totaling approximately $10,000 and $5,000 for the years ended June 30, 2000 and 1999, respectively. At June 30, 2000 and 1999, the fair value of the Corporation's mortgage servicing rights approximated the carrying value of $65,000 and $57,000, respectively.

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

                          June 30, 2000, 1999 and 1998


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

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral-dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 2000 and 1999, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

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

    7.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be between twenty and thirty years for buildings, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    8.  Federal Income Taxes

    The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

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

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $145,000, $261,000 and $228,000 for the fiscal years ended June 30, 2000,
    1999 and 1998, respectively.

    Additionally, during fiscal 1997, the Savings Bank adopted the First Federal Savings Bank of Dover Recognition and Retention Plan ("RRP"). The Savings Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Savings Bank has awarded 29,300 shares under the RRP which vest over a five year period. A provision of $62,000, $110,000 and $109,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share and Cash Distributions Per Share

    Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding, which gives effect to a reduction for 85,744, 92,356 and 106,515 unallocated shares held by the ESOP, totaled 1,343,818, 1,355,501 and 1,340,049 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,356,727, 1,397,814 and 1,376,664 for the fiscal years ended June 30, 2000,
    1999 and 1998, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 12,909, 42,313 and 36,615 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    Options to purchase 5,952 shares of common stock with a weighted-average exercise price of $12.89 were outstanding at June 30, 2000, but were excluded from the computation of common share equivalents for the year ended June 30, 2000, because the exercise prices were greater than the average market price of the common shares.

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

    12.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2000 and 1999:

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2000 and 1999 was not material.

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                              2000                               1999
                                                    Carrying         Fair              Carrying         Fair
                                                       value        value                 value        value
                                                                         (In thousands)
    Financial assets
      Cash and cash equivalents                     $  2,419     $  2,419              $  3,011     $  3,011
      Investment securities                            2,875        2,875                 2,924        2,924
      Mortgage-backed securities                      13,324       13,323                15,757       15,885
      Loans receivable                               102,939      103,425                87,382       87,537
      Federal Home Loan Bank stock                     1,652        1,652                 1,201        1,201
                                                     -------      -------               -------      -------

                                                    $123,209     $123,694              $110,275     $110,558
                                                     =======      =======               =======      =======

    Financial liabilities
      Deposits                                      $ 77,987     $ 77,401              $ 72,025     $ 72,519
      Advances from the Federal Home Loan Bank        30,412       30,177                23,616       23,598
                                                     -------      -------               -------      -------

                                                    $108,399     $107,578              $ 95,641     $ 96,117
                                                     =======      =======               =======      =======

    13.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2000, 1999 and 1998 totaled $56,000, $65,000 and $69,000, respectively.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2000 consolidated financial statement presentation.

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at June 30, 2000 and 1999, are as follows:

                                                                        June 30, 2000
                                                                  Gross               Gross      Estimated
                                               Amortized     unrealized          unrealized           fair
                                                    cost          gains              losses          value
                                                                        (In thousands)
    Available for sale:
      U.S. Government agency obligations          $3,000            $-                 $125         $2,875
                                                   =====             ==                 ===          =====


                                                                        June 30, 1999
                                                                  Gross               Gross      Estimated
                                               Amortized     unrealized          unrealized           fair
                                                    cost          gains              losses          value
                                                                        (In thousands)
    Available for sale:
      U.S. Government agency obligations          $3,000           $ -                 $ 76         $2,924
                                                   =====            ===                 ===          =====


     The amortized cost and estimated fair value of U. S. Government agency obligations designated as available for sale at June 30, 2000, by term to maturity are shown below.


                                                                        Estimated
                                                      Amortized              fair
                                                           cost             value
                                                                (In thousands)

    Due after one year through five years                $2,000            $1,923
    Due after five years through twenty years             1,000               952
                                                          -----             -----

                                                         $3,000            $2,875
                                                          =====             =====

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2000 and 1999, are shown below:

                                                                                          2000
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates                $ 3,779             $ 19             $ (34)       $ 3,764
      Government National Mortgage
        Association participation certificates                    410               14               -              424
                                                               ------              ---              ----         ------
         Total mortgage-backed securities
           held to maturity                                     4,189               33               (34)         4,188

    Available for sale:
      Federal National Mortgage
        Association participation certificates                  7,435              -                (347)         7,088
      Federal Home Loan Mortgage
        Corporation participation certificates                    189              -                  (1)           188
      Government National Mortgage
        Association participation certificates                  1,894              -                 (35)         1,859
                                                               ------              ---              ----         ------
         Total mortgage-backed securities
           available for sale                                   9,518              -                (383)         9,135
                                                               ------              ---              ----         ------

         Total mortgage-backed securities                     $13,707             $ 33             $(417)       $13,323
                                                               ======              ===              ====         ======


                                                                                          1999
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates                $ 4,300             $102             $  (1)       $ 4,401
      Government National Mortgage
        Association participation certificates                    479               27                -             506
                                                               ------              ---              ----         ------
         Total mortgage-backed securities
           held to maturity                                     4,779              129                (1)         4,907

    Available for sale:
      Federal National Mortgage
        Association participation certificates                  8,256               -               (246)         8,010
      Federal Home Loan Mortgage
        Corporation participation certificates                    265               -                 (1)           264
      Government National Mortgage
        Association participation certificates                  2,709               -                 (5)         2,704
                                                               ------              ---              ----         ------
         Total mortgage-backed securities
           available for sale                                  11,230               -               (252)        10,978
                                                               ------              ---              ----         ------

         Total mortgage-backed securities                     $16,009             $129             $(253)       $15,885
                                                               ======              ===              ====         ======

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2000, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                     Amortized
                                                                          cost
                                                                (In thousands)
    Due within five years                                            $     214
    Due within five to ten years                                         3,338
    Due after ten years                                                 10,155
                                                                        ------

                                                                       $13,707
                                                                        ======


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                                 2000           1999
                                                                    (In thousands)
    Residential real estate
      One- to four-family                                    $ 67,761        $65,103
      Multi-family                                                785            721
    Nonresidential real estate and land                         1,504          1,925
    Commercial loans                                           30,723         18,989
    Consumer and other loans                                    2,966          1,650
                                                              -------         ------
                                                              103,739         88,388
    Less:
      Undisbursed portion of loans in process                   1,200          1,560
      Deferred loan origination fees                               46            142
      Allowance for loan losses                                   375            269
                                                              -------         ------

                                                             $102,118        $86,417
                                                              =======         ======

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $67.3 million, or 66%, of the total loan portfolio at June 30, 2000, and approximately $64.3 million, or 74%, of the total loan portfolio at June 30, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE C - LOANS RECEIVABLE (continued)

    As discussed previously, the Savings Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $9.1 million and $7.4 million at June 30, 2000 and 1999, respectively.

    In the ordinary course of business, the Savings Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $294,000 and $444,000 at June 30, 2000 and 1999, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                    2000           1999           1998
                                                           (In thousands)
    Beginning balance                               $269           $270           $270
    Provision for losses on loans                    106             -              -
    Loan charge-offs                                  -              (1)            -
                                                     ---            ---            ---

    Ending balance                                  $375           $269           $270
                                                     ===            ===            ===


    As of June 30, 2000, the Savings Bank's allowance for loan losses was comprised of a general loan loss allowance totaling $366,000, which is includible as a component of regulatory risk-based capital and a specific allowance totaling $9,000.

    Nonperforming and nonaccrual loans at June 30, 2000, 1999 and 1998, totaled $225,000, $15,000 and $82,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $12,000, $1,000 and $2,000 for the years ended June 30, 2000, 1999 and 1998, respectively.

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 is comprised of the following:

                                                         2000           1999
                                                            (In thousands)
    Land                                              $   323        $   323
    Buildings and improvements                            836            836
    Furniture and equipment                               606            579
                                                       ------         ------
                                                        1,765          1,738
      Less accumulated depreciation and
        amortization                                      512            374
                                                       ------         ------

                                                       $1,253         $1,364
                                                        =====          =====


                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30:

    Deposit type and weighted-
    average interest rate                                                2000                            1999
                                                               Amount          %                  Amount        %
                                                                          (Dollars in thousands)
    NOW accounts
      2000 - 0.40%                                           $  9,543        12.3%
      1999 - 0.90%                                                                              $  8,290      11.5%
    Passbook
      2000 - 4.08%                                             24,666        31.6
      1999 - 3.54%                                                                                22,557      31.3
                                                               ------       -----                 ------     -----
    Total demand, transaction and
      passbook deposits                                        34,209        43.9                 30,847      42.8

    Certificates of deposit Original maturities of:
        One year or less
          2000 - 5.87%                                         14,316        18.3
          1999 - 4.66%                                                                             8,511      11.8
        12 months to 36 months
          2000 - 6.30%                                         24,469        31.4
          1999 - 5.60%                                                                            28,040      39.0
      Individual retirement accounts
        2000 - 5.79%                                            4,993         6.4
        1999 - 5.35%                                                                               4,627       6.4
                                                               ------       -----                 ------     -----

    Total certificates of deposit                              43,778        56.1                 41,178      57.2
                                                               ------       -----                 ------     -----

    Total deposit accounts                                    $77,987       100.0%               $72,025     100.0%
                                                               ======       =====                 ======     =====

    The Savings Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $3.9 million and $2.7 million at June 30, 2000 and 1999, respectively.

    Interest expense on deposits at June 30 is summarized as follows:

                                             2000            1999           1998
                                                       (In thousands)
    Passbook                               $  885          $  737         $  702
    NOW accounts                               68              81             98
    Certificates of deposit                 2,219           2,166          1,997
                                            -----           -----          -----

                                           $3,172          $2,984         $2,797
                                            =====           =====          =====

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                               2000                1999
                                                    (In thousands)
    Less than one year                      $28,650             $28,262
    One year to two years                    12,736              11,025
    Two years to three years                  2,392               1,891
                                             ------              ------

                                            $43,778             $41,178
                                             ======              ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2000 by a pledge of certain residential mortgage loans totaling $45.6 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

    Interest                 Maturing in year
    rate                     ending June 30,              2000                1999
                                                            (Dollars in thousands)
    6.83% - 7.35%                    2001              $12,000             $    -
    4.93% - 6.58%                    2004                2,500               2,500
    8.15%                            2005                   14                  17
    4.96% - 5.10%                    2008                   -               10,000
    5.06% - 6.32%                    After 2008         15,898              11,099
                                                        ------              ------

                                                       $30,412             $23,616
                                                        ======              ======

    Weighted-average interest rate                        6.48%               5.05%
                                                          ====                ====

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

                                                                   2000           1999           1998
                                                                         (Dollars in thousands)
    Federal income taxes at statutory rate                         $469           $369           $506
    Decrease in taxes resulting from:
      Other, primarily nontaxable interest income in 2000           (11)            (1)            (1)
                                                                    ---            ---            ---
    Federal income taxes per consolidated
      financial statements                                         $458           $368           $505
                                                                    ===            ===            ===

    Effective tax rate                                             33.2%          33.9%          33.9%
                                                                   ====           ====           ====

    The composition of the Corporation's net deferred tax asset (liability) at June 30 is as follows:


    Taxes (payable) refundable on temporary                 2000         1999
    differences at statutory rate:                           (In thousands)
    Deferred tax assets:
      Deferred loan origination fees                        $ 15         $ 48
      Retirement expense                                      46           52
      General loan loss allowance                            124           91
      Unrealized losses on securities designated as
        available for sale                                   173          112
      Other                                                    3            1
                                                             ---          ---
         Deferred tax assets                                 361          304

    Deferred tax liabilities:
      Financed loan origination fees                         (70)        (105)
      Federal Home Loan Bank stock dividends                (179)        (143)
      Difference between book and tax depreciation           (20)         (17)
      Percentage of earnings bad debt deduction              (56)         (72)
      Mortgage servicing rights                              (22)         (19)
                                                             ---          ---
         Deferred tax liabilities                           (347)        (356)
                                                             ---          ---

         Net deferred tax asset (liability)                 $ 14         $(52)
                                                             ===          ===

    The Savings Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2000, include approximately $1.8 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2000.

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE H - FEDERAL INCOME TAXES (continued)

    The Savings Bank is required to recapture as taxable income approximately $281,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998.


NOTE I - LOAN COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At June 30, 2000, the Savings Bank had outstanding commitments of approximately $636,000 to originate loans. Additionally, the Savings Bank was obligated under unused lines of credit totaling $8.1 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2000, and will be funded from normal cash flow from operations.


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

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE J - REGULATORY CAPITAL (continued)

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the 2000 fiscal year, the Savings Bank was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

    As of June 30, 2000 and 1999, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                        As of June 30, 2000
                                                                                         To be "well-
                                                                                      capitalized" under
                                                             For capital               prompt corrective
                                     Actual                adequacy purposes          action provisions
                                 Amount    Ratio           Amount    Ratio             Amount       Ratio
                                                       (Dollars in thousands)
    Tangible capital            $15,519    12.3%         =>$1,897    =>1.5%          =>$6,323     => 5.0%

    Core capital                $15,519    12.3%         =>$5,058    =>4.0%          =>$7,587     => 6.0%

    Risk-based capital          $15,885    19.4%         =>$6,550    =>8.0%          =>$8,188     =>10.0%


                                                      As of June 30, 1999
                                                                                       To be "well-
                                                                                    capitalized" under
                                                           For capital               prompt corrective
                                   Actual                adequacy purposes          action provisions
                               Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                     (Dollars in thousands)
    Tangible capital          $14,274    12.8%         =>$1,671    =>1.5%          =>$5,572    => 5.0%

    Core capital              $14,274    12.8%         =>$4,457    =>4.0%          =>$6,686    => 6.0%

    Risk-based capital        $14,543    21.5%         =>$5,404    =>8.0%          =>$6,755    =>10.0%

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE J - REGULATORY CAPITAL (continued)

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


NOTE K- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended June 30, 2000, 1999 and 1998.

                            FFD Financial Corporation

                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

         ASSETS                                                          2000                1999
    Cash and due from banks                                           $   136             $ 1,106
    Loan receivable from ESOP                                             838                 931
    Investment in First Federal Savings Bank of Dover                  15,190              14,064
    Accrued interest receivable                                            12                  14
    Prepaid federal income tax                                             57                  72
    Prepaid expenses and other assets                                      32                  17
                                                                       ------              ------

         Total assets                                                 $16,265             $16,204
                                                                       ======              ======

         SHAREHOLDERS' EQUITY

    Shareholders' equity
      Common stock                                                    $    -              $    -
      Additional paid-in capital                                        7,850               7,798
      Retained earnings                                                10,288               9,850
      Unrealized losses on securities designated as available
        for sale, net of related tax effects                             (335)               (216)
      Shares acquired by stock benefit plans                           (1,028)             (1,207)
      Treasury shares - at cost                                          (510)                (21)
                                                                       ------              ------

         Total shareholders' equity                                   $16,265             $16,204
                                                                       ======              ======

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

                            FFD Financial Corporation

                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                         2000             1999              1998
    Revenue
      Interest income                                  $   60             $ 54            $  377
      Equity in earnings of subsidiary                  1,002              833               888
                                                        -----              ---             -----
         Total revenue                                  1,062              887             1,265

    General and administrative expenses                   181              229               235
                                                        -----              ---             -----

         Earnings before income taxes (credits)           881              658             1,030

    Federal income taxes (credits)                        (41)             (59)               48
                                                        -----              ---             -----

         NET EARNINGS                                  $  922             $717            $  982
                                                        =====              ===             =====


                            FFD Financial Corporation

                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                2000             1999              1998
    Cash provided by (used in) operating activities:
      Net earnings for the year                                               $  922           $  717           $   982
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
        Distributions from subsidiary in excess of earnings                       -               567                -
        Undistributed earnings of subsidiary                                  (1,001)              -               (888)
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                      (13)               6               121
          Other liabilities                                                       -                (4)               -
          Prepaid federal income taxes                                            15              (72)              (43)
                                                                               -----            -----            ------
          Net cash provided by (used in) operating activities                    (77)           1,214               172

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan to ESOP                                     93              116                84
      Proceeds from maturities of investment securities                           -                -             11,389
      Purchase of investment securities                                           -                -             (4,951)
                                                                               -----            -----            ------
          Net cash provided by investing activities                               93              116             6,522

    Cash flows provided by (used in) financing activities:
      Proceeds from exercise of stock options                                     27               76                10
      Purchase of treasury shares                                               (529)              -               (154)
      Cash distributions on common stock                                        (484)            (403)           (6,907)
                                                                               -----            -----            ------
          Net cash used in financing activities                                 (986)            (327)           (7,051)
                                                                               -----            -----            ------

    Net increase (decrease) in cash and cash equivalents                        (970)           1,003              (357)

    Cash and cash equivalents at beginning of year                             1,106              103               460
                                                                               -----            -----            ------

    Cash and cash equivalents at end of year                                  $  136           $1,106           $   103
                                                                               =====            =====            ======

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

    As a condition to regulatory approval of the Conversion and reorganization to the holding company form of ownership, the Savings Bank agreed to limit the amount of dividends payable to the Corporation. Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Savings Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During fiscal 2000, the Savings Bank received OTS approval to make up to $400,000 in capital distributions during fiscal 2001.


NOTE L - STOCK OPTION PLAN

    The FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") provides for the issuance of 145,475 shares of authorized, but unissued shares of common stock.

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

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized with respect to the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2000, 1999 and 1998, would have been reduced to the pro forma amounts indicated below:

                            FFD Financial Corporation

                          June 30, 2000, 1999 and 1998


NOTE L - STOCK OPTION PLAN (continued)

                                                                2000         1999         1998

Net earnings (In thousands)         As reported                 $922         $717         $982
                                                                 ===          ===          ===

                                      Pro-forma                 $920         $717         $963
                                                                 ===          ===          ===

Earnings per share
  Basic                             As reported                 $.69         $.53         $.73
                                                                 ===          ===          ===

                                      Pro-forma                 $.68         $.53         $.72
                                                                 ===          ===          ===

  Diluted                           As reported                 $.68         $.51         $.71
                                                                 ===          ===          ===

                                      Pro-forma                 $.68         $.51         $.70
                                                                 ===          ===          ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 2000, 1999 and 1998: dividend yield of 6.55%, expected volatility of 20.0%, a risk-free interest rate of 6.0% and an expected life of ten years.

    A summary of the status of the Corporation's stock option plan as of June 30, 2000, 1999 and 1998, and changes during the years then ended are presented below:

                                                    2000                      1999                     1998
                                                       Weighted-                Weighted-                   Weighted-
                                                         average                  average                     average
                                                        exercise                 exercise                    exercise
                                             Shares        price       Shares       price         Shares        price
    Outstanding at beginning of year        117,883       $10.26      130,329       $10.15       118,432       $ 9.40
    Granted                                  18,635        10.11        3,000        14.63        12,635        17.19
    Exercised                                (2,967)        9.14       (8,066)        9.38          (738)       11.17
    Forfeited                               (24,013)       14.38       (7,380)       11.07           -            -
                                            -------        -----      -------        -----       -------        -----
      ----------

    Outstanding at end of year              109,538       $ 9.36      117,883       $10.26       130,329       $10.15
                                            =======        =====      =======        =====       =======        =====

    Options exercisable at year-end          52,017       $ 9.20       41,096       $ 9.86        22,948       $ 9.35
                                            =======        =====      =======        =====       =======        =====
    Weighted-average fair value of
      options granted during the year                     $ 1.18                    $ 1.71                     $ 2.01
                                                           =====                     =====                      =====


    The following information applies to options outstanding at June 30, 2000:

    Number outstanding                                                  109,538
    Range of exercise prices                                     $9.14 - $14.59
    Weighted-average exercise price                                       $9.20
    Weighted-average remaining contractual life in years              6.8 years

                            FFD FINANCIAL CORPORATION
                                       AND
                       FIRST FEDERAL SAVINGS BANK OF DOVER
                        DIRECTORS AND EXECUTIVE OFFICERS

=============================================================================


         Board of Directors of
     FFD Financial Corporation and                Executive Officers of
  First Federal Savings Bank of Dover          FFD Financial Corporation

           Stephen G. Clinton                       Robert R. Gerber
             Vice President                              President
       Tucker Anthony Cleary Gull
                                                   Shirley A. Wallick
            Robert R. Gerber                    Secretary and Treasurer
               President
First Federal Savings Bank of Dover and           Executive Officers of
       FFD Financial Corporation            First Federal Savings Bank of Dover

            J. Richard Gray                         Robert R. Gerber
                Chairman                                President
          Hanhart Agency, Inc.
                                                   Shiley A. Wallick
           Richard J. Herzig                     Secretary and Treasurer
           Chairman - Retired
   Toland-Herzig Funeral Homes, Inc.

             Enos L. Loader
          Financial Consultant
      Retired Senior Bank Officer

          Roy O. Mitchell, Jr.
       Managing Officer - Retired
  First Federal Savings Bank of Dover

            Robert D. Sensel
 President and Chief Executive Officer
         Dover Hydraulics, Inc.

                              SHAREHOLDER SERVICES

==============================================================================

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

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948


                                 ANNUAL MEETING

==============================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 17, 2000, at 1:00 p.m., Eastern Time, at the McDonald/Marlite Conference Center, 143 McDonald Drive SW, New Philadelphia, Ohio 44663. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB

===============================================================================

A copy of FFD's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                              Attention: Secretary