Form 10KSB, Exhibit 13
period 2001-06-30
FFD FINANCIAL CORP/OH
filed 2001-09-28
CIK 1006177

Letter from the Chairman and President


It is with great pleasure that we present the 2001 Annual Report for FFD Financial Corporation (the "Corporation"). In addition to improving significantly upon 2000 financial performance, your Corporation has developed a strategic plan that will provide a solid foundation for corporate performance in coming years. As can be seen on the front cover of the report, we have changed the name of our subsidiary bank from First Federal Savings Bank of Dover to First Federal Community Bank (the "Bank") effective August 31, 2001. It is our belief that this name better reflects the broad financial service product line we offer in Tuscarawas and surrounding counties. Our goal is to continue evaluating opportunities to expand our customer base within the community and to become the premier bank in the area.

The Board has assembled a strong management team to achieve our strategic objectives. Key members include E. L. Loader, Chairman, Trent Troyer, President, and Robert Gerber serving as Vice President and Chief Financial Officer. Important additions to our management team include Scott Finnell, Senior Vice President and Chief Lending Officer, coming from a local commercial bank with 10 years experience. Jody Stoldt was named Assistant Vice President and was transferred to the New Philadelphia office to oversee its continued growth. Stephenie Wilson was hired as Branch Manager for the Dover office, coming from a local commercial bank with 9 years experience. Mary Mitchell was promoted to Banking Officer and continues in a key operations role. The commercial bank background within the management team provides solid depth and idea generation to improve future performance. We continue to be proud of the entire bank staff, believing that we have the best in the area. Their efforts are to be commended for the direct impact they have on our improving performance.

Despite a slowing economy for more than half the fiscal year, your Corporation's profitability improved by 19% with earnings reaching $1.1 million. Earnings per share increased by 26% from $.68 to $.86 and is illustrated in the chart below.

[Graph plotting earnings per share as reported in above paragraph]

We are pleased to report that return on assets and return on equity continue to improve and are progressing towards the goals of our strategic plan. Continued focus on maintaining a well-capitalized institution, while striving to effectively leverage excess capital will be accomplished with a strategy of growth and stock repurchase activity.

Asset quality remains strong as the ratio of non-performing loans to total loans continues to be better than our peer group. A slight increase in loan delinquencies can be anticipated over the next fiscal year if the economy continues to slow.

[Graph plotting ratio of non-performing loans to total loans]

Although we experienced interest margin compression in the second half of the fiscal year due to the rapid decline in interest rates, net interest margin has increased over the last two months. The improvement is a result of our strategy to change the mix of loan composition and reduce reliance on borrowings to fund loan growth. The chart below shows the Bank's progress.


[Graph plotting net interest margin as referred to in above paragraph]


Net loans grew at a modest pace of 4.4% and were funded entirely with local deposits. The mix changed as non-residential real estate and commercial loans increased by $9 million, or 39%, and residential real estate declined by nearly $4 million, or 5%. The Bank continues to be a strong home loan lender with originations in fiscal 2001 totaling nearly $16 million. Most fixed rate residential loans are sold in the secondary market to Freddie Mac. This is a transparent transaction to the customer as we still service all loans locally.


[Graph plotting residential, non-residential and commercial and consumer loans as referred to in above paragraph]


The table above identifies the loan composition change.

[Graph plotting deposit growth as referred to in the paragraph below]


Deposit growth for the year was exceptional with over $13 million or 17% in net deposit gain, pushing our total deposits over the $90 million mark. The New Philadelphia office continued to grow, reaching $19 million in deposits. In addition to funding our loan needs, the deposit growth allowed us to repay $5.6 million in borrowings.

As part of our continuing strategy to maximize shareholder value, we repurchased 98,842 of the Corporation's shares during the last fiscal year. This represented approximately 7% of the outstanding stock as of July 1, 2000. This repurchase program enhances earnings per share and reduces excess capital to levels that will improve return on equity. Additionally, the dividend rate payable to stockholders was increased by $.02 per share. We believe our stock continues to be a good value and will continue to evaluate repurchase opportunities.

The Bank's commitment to our community remains strong with employees volunteering their time and talents to leadership roles in the following community service organizations: Tuscarawas County Chamber of Commerce; United Way; American Red Cross; Big Brothers / Big Sisters; Junior Achievement; Dover Rotary; New Philadelphia Kiwanis; American Heart Association; Tuscarawas County Board of Realtors; East Central Ohio Builders Association; Tuscarawas Community Improvement Corporation; Dover Exchange Club; and Main Street New Philadelphia. In addition to volunteer service, First Federal has donated more than $10,000 to area charitable organizations during the past fiscal year.

We have exciting plans for fiscal 2002 including the introduction of Internet banking and bill payment, which will provide further opportunities to expand our customer base. The change of our name to First Federal Community Bank is a visible sign of the changes that have, and are continuing to take place within your Corporation. Our continued corporate energy combined with strong business development provides for guarded optimism as to our prospects in fiscal 2002. We thank you for your continued support.




/s/E. L. Loader                     /s/Trent B. Troyer
E. L. Loader                        Trent B. Troyer
Chairman                            President and Chief
                                    Executive Officer

                      BUSINESS OF FFD FINANCIAL CORPORATION

==============================================================================

FFD Financial Corporation ("FFD" or the "Corporation"), is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Prior to effecting a name change in August 2001, the Bank was known as First Federal Savings Bank of Dover.

FFD was formed in 1996 in connection with the conversion of First Federal from a mutual savings bank to a stock savings bank (the "Conversion"). Since its formation, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal is principally engaged in the business of making fixed-rate and adjustable-rate first mortgage loans, secured by one- to four-family residential real estate located in Tuscarawas County, which is First Federal's primary market area. First Federal also originates loans for the construction of residential real estate, loans secured by multifamily real estate (over four units), loans for commercial business purposes and nonresidential real estate loans. The origination of consumer loans, including unsecured loans, passbook loans, loans secured by motor vehicles and home improvement loans, constitutes a small portion of First Federal's lending activities. In addition to originating loans, First Federal invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, and from loan sales and loan and mortgage-backed securities repayments. First Federal conducts business from two locations, one in Dover, Ohio and one in New Philadelphia, Ohio.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.


                              MARKET PRICE OF FFD'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
=============================================================================

There were 1,218,541 common shares of FFD outstanding on August 31, 2001, held of record by approximately 648 shareholders. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal 2001 and 2000.

                                          High Trade        Low Trade     Cash Dividends Declared
Fiscal 2000
   Quarter Ended:
     September 30, 1999                     $15.750          $11.875                  $.085
     December 31, 1999                       12.563           10.500                   .085
     March 31, 2000                          11.500            9.125                   .085
     June 30, 2000                            9.875            8.625                   .085

Fiscal 2001
   Quarter Ended:
     September 30, 2000                      $10.75            $8.88                   $.09
     December 31, 2000                         9.75             7.75                    .09
     March 31, 2001                            9.25             7.00                    .09
     June 30, 2001                            10.75             8.38                    .09

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

==============================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

  Selected consolidated financial                                        At June 30,
     condition data:                                 2001          2000          1999          1998         1997
                                                     ----          ----          ----          ----         ----
                                                                        (In thousands)
  Total amount of:
    Assets                                       $133,097       $125,147     $112,293       $90,966       $88,000
    Interest-bearing deposits                       8,024          1,485        2,167           607         3,547
    Investment securities available for
       sale - at market                             1,000          2,875        2,924         2,655         9,924
    Investment securities held to maturity
       - at cost                                        -              -            -           977         1,469
    Mortgage-backed securities available
       for sale - at market                         7,799          9,135       10,978         5,935         7,944
    Mortgage-backed securities held to
       maturity - at cost                           3,721          4,189        4,779         5,960         7,165
    Loans receivable - net (1)                    107,467        102,939       87,382        70,990        55,504
    Deposits                                       91,018         77,987       72,025        61,956        57,090
    Advances from the FHLB and other
       borrowings                                  24,732         30,412       23,616        12,519         8,382

    Shareholders' equity, restricted               16,604         16,265      16,204         15,825        21,480

>


                                                                       For the year ended June 30,
  Summary of earnings:                            2001           2000            1999          1998          1997
                                                  ----           ----            ----          ----          ----
                                                                (In thousands, except per share data)
  Interest income                               $9,549         $8,323          $6,915        $6,460        $5,880
  Interest expense                               5,498          4,754           3,941         3,454         3,101
                                                 -----          -----           -----         -----         -----
  Net interest income                            4,051          3,569           2,974         3,006         2,779
  Provision for losses on loans                    201            106               -             -           125
                                                 -----          -----           -----         -----         -----
  Net interest income after provision
     for losses on loans                         3,850          3,463           2,974         3,006         2,654
  Other income                                     262            179             428           525         1,337
  General, administrative and other
     expense                                     2,451          2,262           2,317         2,044         1,859
                                                 -----          -----           -----         -----         -----
  Earnings before income taxes                   1,661          1,380           1,085         1,487         2,132
  Federal income taxes                             560            458             368           505           705
                                                 -----          -----           -----         -----         -----
  Net earnings                                  $1,101         $  922          $  717        $  982        $1,427
                                                 =====          =====           =====         =====         =====
  Earnings per share
    Basic                                         $.86           $.69            $.53          $.73         $1.07
                                                   ===            ===             ===           ===          ====
    Diluted                                       $.86           $.68            $.51          $.71         $1.06
                                                   ===            ===             ===           ===          ====

-----------------------------------

(1)      Includes loans held for sale.


Selected financial ratios                                    At or for the year ended June  30,
   and other data:                             2001          2000           1999           1998            1997
                                               ----          ----           ----           ----            ----
Return on average assets                        0.86%         0.77%          0.69%         1.06%           1.65%
Return on average equity                        6.69          6.07           5.11          4.65            6.65
Interest rate spread                            2.75          2.51           2.37          2.22            2.15
Net interest margin                             3.26          3.06           2.92          3.29            3.30
General, administrative and other expense
   to average assets                            1.91          1.90           2.25          2.20            2.15
Average equity to average
   assets                                      12.81         12.75          13.59         22.75           24.83
Nonperforming assets to
   total assets                                 0.08          0.18           0.01          0.09            0.07
Nonperforming loans to total loans              0.10          0.22           0.02          0.11            0.11
Delinquent loans to total loans (1)             0.96          0.61           0.39          0.51            0.69
Allowance for loan losses to
   total loans                                  0.52          0.36           0.30          0.37            0.47
Allowance for loan losses to
   nonperforming loans                        537.14        166.67       1,793.33        329.27          421.88
Average interest-earning
   assets to average interest-bearing
   liabilities                                111.49        113.53         114.24        128.34          131.46
Dividend payout ratio (2)                      41.86         49.28          56.60         41.10           21.03
Number of full service offices                  2             2              2             2               1

----------------------------

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

(2) Dividend payout ratio for the year ended June 30, 1998, excludes the $4.50 per share special capital distribution.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

=============================================================================
                                     GENERAL

-----------------------------------------------------------------------------

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


       CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2000 TO JUNE 30, 2001

------------------------------------------------------------------------------

The Corporation's assets at June 30, 2001, totaled $133.1 million, an $8.0 million, or 6.4%, increase over the total at June 30, 2000. This increase was funded primarily through growth in deposits of $13.0 million, which was partially offset by a $5.7 million decrease in advances from the Federal Home Loan Bank.

Cash, interest-bearing deposits and investment securities totaled $10.3 million at June 30, 2001, an increase of $5.0 million over June 30, 2000.
Interest-bearing deposits increased by $6.5 million while maturities of investment securities totaled $2.0 million.

Mortgage-backed securities totaled $11.5 million at June 30, 2001, a $1.8 million, or 13.5%, decrease from the total at June 30, 2000. This decrease resulted from principal repayments totaling $2.2 million, which was partially offset by an increase in the fair value of available for sale securities of $467,000.

Loans receivable, including loans held for sale, totaled $107.5 million at June 30, 2001, an increase of $4.5 million, or 4.4%, over the June 30, 2000 total. Loan disbursements during fiscal 2001 totaled $44.7 million, which were partially offset by principal repayments of $30.6 million and loans sold in the secondary market totaling $9.3 million. Loan origination volume during the year ended June 30, 2001, increased by $9.4 million, or 26.7%, compared to fiscal 2000. The growth in loans during fiscal 2001 consisted primarily of loans secured by nonresidential real estate, which totaled $24.6 million at June 30, 2001 and $17.1 million at June 30, 2000. Commercial loans totaled $7.4 million at June 30, 2001, compared to $5.9 million at June 30, 2000. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business and/or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

During fiscal 2001, management has continued to meet consumer preference for fixed-rate loans in the declining interest rate environment, employing a strategy of selling certain lower-yielding fixed-rate loans in the secondary market. As a result, the portfolio of loans secured by one-to-four family residential real estate declined by $4.3 million to $67.6 million at June 30, 2001.

The allowance for loan losses totaled $564,000 and $375,000 at June 30, 2001 and 2000, respectively, which represented .52% and .36% of total loans and 537.1% and 166.7% of nonperforming loans at those respective dates. Nonperforming loans amounted to $105,000 and $225,000 at June 30, 2001, and 2000, respectively. Management believes the Bank's nonperforming loans at June 30, 2001 are adequately collateralized and no loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2001, was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $91.0 million at June 30, 2001, a $13.0 million, or 16.7%, increase over total deposits at June 30, 2000. This increase resulted primarily from management's efforts to generate growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations and to repay FHLB advances during the period.

FHLB advances totaled $24.7 million at June 30, 2001, a $5.7 million, or 18.7%, decrease from June 30, 2000. The repayment of FHLB advances was funded primarily by the increase in deposits.

Shareholders' equity totaled $16.6 million at June 30, 2001, an increase of $339,000, or 2.1%, over June 30, 2000 levels, as net earnings of $1.1 million and a $390,000 increase in the unrealized gain on securities designated as available for sale were partially offset by dividends paid totaling $427,000 and purchases of treasury shares totaling $912,000.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

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

General. FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2001, an increase of $179,000, or 19.4%, over the net earnings of $922,000 recorded in fiscal 2000. The increase in net earnings resulted primarily from a $482,000 increase in net interest income and an $83,000 increase in other operating income, which were partially offset by a $189,000 increase in general, administrative and other expense, a $95,000 increase in the provision for losses on loans, and a $102,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income increased by $1.2 million, or 14.7%, to a total of $9.5 million for the year ended June 30, 2001, compared to $8.3 million for the year ended June 30, 2000. Interest income on loans increased by $1.3 million, or 17.9%, due primarily to an $8.7 million, or 9.0%, increase in the average loan portfolio balance outstanding, coupled with a 60 basis point increase in the average yield, to 7.94% in fiscal 2001. The Bank experienced an increase in its average yield generally due to the increase in higher yielding nonresidential real estate and commercial loans as a percent of the Bank's total portfolio. Interest income on mortgage-backed securities decreased by $90,000, or 9.6%, due primarily to a $2.3 million, or 15.8%, decrease in the average balance outstanding, which was partially offset by a 47 basis point increase in the yield earned on such securities, to 6.88% in fiscal 2001. Interest income on investment securities and interest-bearing deposits increased by $53,000, or 16.1%, due primarily to a $1.2 million, or 20.8%, increase in the average balance outstanding year to year.

Interest expense on deposits increased by $758,000, or 23.9%, for the year ended June 30, 2001, compared to fiscal 2000, due primarily to an $11.0 million, or 14.8%, increase in the average deposit portfolio balance outstanding and an increase in the average cost of 34 basis points year to year.

Interest expense on borrowings decreased by $14,000, or .9%, due primarily to a $2.3 million, or 8.2%, decrease in the average balance of advances outstanding, which was partially offset by a 44 basis point increase in the average cost of such borrowings, to 6.01% in fiscal 2001.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $482,000, or 13.5%, for the fiscal year ended June 30, 2001, compared to fiscal 2000. The interest rate spread amounted to 2.75% for the fiscal year ended June 30, 2001, compared to 2.51% for the 2000 fiscal year, while the net interest margin was 3.26% in fiscal 2001, compared to 3.06% in fiscal 2000.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $201,000 for the year ended June 30, 2001, an increase of $95,000, or 89.6%, over fiscal 2000. First Federal recorded the provision during fiscal 2001 primarily due to the growth in the commercial and nonresidential loan portfolios. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $262,000 for the year ended June 30, 2001, an increase of $83,000, or 46.4%, over the 2000 total. The increase resulted primarily from an $80,000, or 320.0%, increase in gain on sale of loans in fiscal 2001 and a $4,000, or 2.6%, increase in other operating income, which were partially offset by a $1,000 loss on the sale of real estate acquired through foreclosure. The increase in gain on sale of loans was due primarily to a $6.9 million, or 293.9%, increase in sales volume year to year. Other operating income consists primarily of fees generated from ATM transactions, late charges on loans, safety deposit box rentals and negotiable order of withdrawal ("NOW") account fees.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.5 million for the year ended June 30, 2001, an increase of $189,000, or 8.4%, compared to fiscal 2000. The increase resulted primarily from a $38,000, or 3.5%, increase in employee compensation and benefits, a $52,000, or 28.1%, increase in data processing and a $113,000, or 21.2%, increase in other operating expenses.

The increase in employee compensation and benefits resulted primarily from normal merit increases, which was partially offset by a decrease in costs related to stock benefit plans due to fluctuations in the fair value of the Corporation's stock. The increase in other operating expense included an increase of $43,000 in fees paid for outsourcing of compliance and other consulting services and approximately $19,000 in expense related to real estate acquired through foreclosure. The remaining $51,000 increase in other operating expense, as well as the increase in data processing expense, were comprised primarily of pro-rata increases related to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $560,000 for the year ended June 30, 2001, an increase of $102,000, or 22.3%, over fiscal 2000. The increase resulted primarily from a $281,000, or 20.4%, increase in earnings before taxes. The effective tax rates were 33.7% and 33.2% for the years ended June 30, 2001 and 2000, respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999

-----------------------------------------------------------------------------

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

Net Interest Income. Total interest income increased by $1.4 million, or 20.4%, to a total of $8.3 million for the year ended June 30, 2000, compared to $6.9 million for the year ended June 30, 1999. Interest income on loans increased by $1.5 million, or 26.8%, due primarily to a $16.6 million, or 20.9%, increase in the average loan portfolio balance outstanding, coupled with a 34 basis point increase in the average yield, to 7.34% in fiscal 2000. Interest income on mortgage-backed securities decreased by $32,000, or 3.3%, due primarily to a $706,000, or 4.6%, decrease in the average balance outstanding, which was partially offset by a 9 basis point increase in the yield earned on such securities, to 6.41% in fiscal 2000. Interest income on investment securities and interest-bearing deposits decreased by $51,000, or 13.4%, due primarily to an approximate $1.0 million, or 14.9%, decrease in the average balance outstanding year to year.

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

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $595,000, or 20.0%, for the fiscal year ended June 30, 2000, compared to fiscal 1999. The interest rate spread was approximately 2.51% for the fiscal year ended June 30, 2000, compared to 2.37% for fiscal 1999, while the net interest margin was 3.06% in fiscal 2000, compared to 2.92% in fiscal 1999.

Provision for Losses on Loans. As a result of an analysis of historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio, management elected to record a provision for losses on loans totaling $106,000 for the fiscal year ended June 30, 2000. For the fiscal year ended June 30, 1999, management concluded that the allowance for loan losses was adequate and did not record a provision for losses on loans. First Federal recorded the provision during fiscal 2000 primarily due to the growth in the commercial and nonresidential loan portfolios. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $179,000 for the fiscal year ended June 30, 2000, a decrease of $249,000, or 58.2%, from the fiscal 1999 total. The decrease resulted primarily from the absence of a $210,000 gain on sales of securities recorded during fiscal 1999, and an $83,000, or 76.9%, decrease in gain on sale of loans, which were partially offset by a $44,000, or 40.0%, increase in other operating income. Other operating income consists primarily of fees generated from ATM transactions, late charges on loans, safety deposit box rentals and NOW account fees.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.3 million for the fiscal year ended June 30, 2000, a decrease of $55,000, or 2.4%, compared to fiscal 1999. The decrease resulted primarily from a $41,000, or 3.7%, decrease in employee compensation and benefits and a $52,000, or 19.5%, decrease in franchise taxes, which were partially offset by a $55,000, or 11.5%, increase in other operating expenses.

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

Federal Income Taxes. The provision for federal income taxes totaled $458,000 for the fiscal year ended June 30, 2000, an increase of $90,000, or 24.5%, over fiscal 1999. The increase resulted primarily from a $295,000, or 27.2%, increase in earnings before taxes. The effective tax rates were 33.2% and 33.9% for the fiscal years ended June 30, 2000 and 1999, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

-----------------------------------------------------------------------------

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

                                                                    Year ended June 30,
                                -----------------------------------------------------------------------------------------
                                               2001                         2000                         1999
                                -----------------------------  ----------------------------  ----------------------------
                                   Average   Interest            Average  Interest            Average   Interest
                                outstanding  earned/   Yield/  outstanding earned/   Yield/ outstanding  earned/   Yield/
                                   balance     paid     rate     balance    paid      rate    balance      paid     rate
                                 ----------  --------  ------  ----------  -------   ------  ----------  --------  ------
                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable                 $104,771   $8,321     7.94% $  96,101   $7,058      7.34% $  79,497   $5,567      7.00%
  Mortgage-backed securities         12,295      846     6.88     14,599      936      6.41     15,305      968      6.32
  Investment securities               2,338      142     6.07      3,000      191      6.37      2,902      177      6.10
  Interest-bearing deposits
    and other                         4,737      240     5.07      2,858      138      4.82      3,978      203      5.10
                                    -------    -----     ----    -------    -----      ----    -------    -----      ----
  Total interest-earning assets     124,141    9,549     7.69    116,558    8,323      7.14    101,682    6,915      6.80

  Non-interest-earning assets         4,412                        2,516                         1,517
                                    -------                      -------                       -------

    Total assets                   $128,553                     $119,074                      $103,199
                                    =======                      =======                       =======

Interest-bearing liabilities:
  Deposits                         $ 85,249    3,930     4.61   $ 74,254    3,172      4.27   $ 69,374    2,984      4.30
  Borrowings                         26,094    1,568     6.01     28,413    1,582      5.57     19,637      957      4.87
                                    -------    -----     ----    -------    -----      ----    -------    -----      ----
    Total interest-bearing
      liabilities                   111,343    5,498     4.94    102,667    4,754      4.63     89,011    3,941      4.43
                                               -----     ----               -----      ----               -----      ----

Non-interest-bearing liabilities        741                        1,222                           166
                                    -------                      -------                       -------

  Total liabilities                 112,084                      103,889                        89,177

Shareholders' equity                 16,469                       15,185                        14,022
                                    -------                      -------                       -------

    Total liabilities and
      shareholders' equity         $128,553                     $119,074                      $103,199
                                    =======                      =======                       =======

Net interest income                           $4,051                       $3,569                        $2,974
                                               =====                        =====                         =====

Interest rate spread                                     2.75%                         2.51%                         2.37%
                                                         ====                          ====                          ====

Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                               3.26%                         3.06%                         2.92%
                                                         ====                          ====                          ====

Average interest-earning assets to
  average interest-bearing liabilities                 111.49%                       113.53%                       114.24%
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

                                                                    Year ended June 30,
                                                      2001 vs. 2000                     2000 vs. 1999
                                             ------------------------------      ----------------------------
                                                  Increase                           Increase
                                                 (decrease)                         (decrease)
                                                   due to                            due to
                                             -----------------                   -------------

                                             Volume        Rate       Total      Volume      Rate        Total
                                             ------        ----       -----      ------      ----        -----
                                                                       (In thousands)
Interest income attributable to:
   Loans receivable                            $661         $602     $1,263      $1,210       $281     $1,491
   Mortgage-backed securities                  (156)          66        (90)        (45)        13        (32)
   Investment securities                        (40)          (9)       (49)          6          8         14
   Interest-bearing deposits and other
                                                 95            7        102         (54)       (11)       (65)
                                                ---          ---      -----       -----        ---      -----
Total interest income                           560          666      1,226       1,117        291      1,408
                                                ---          ---      -----       -----        ---      -----

Interest expense attributable to:
   Deposits                                     493          265        758         208        (20)       188
   Borrowings                                  (134)         120        (14)        473        152        625
                                                ---          ---      -----       -----        ---      -----

Total interest expense                          359          385        744         681        132        813
                                                ---          ---      -----       -----        ---      -----

Increase in net interest income                $201         $281     $  482      $  436       $159     $  595
                                                ===          ===      =====       =====        ===      =====


                         ASSET AND LIABILITY MANAGEMENT

------------------------------------------------------------------------------

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net portfolio value" ("NPV") methodology adopted by the OTS. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical change in market interest rates. Both an increase in market interest rates and a decrease in market interest rates are considered.

Presented below, as of June 30, 2001 and 2000, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 200 and 300 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of First Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and First Federal's strong capital position.


                                                                            June 30, 2001
 Change in interest rate               Board limit                $ change                 % change
    (basis points)                      % change                   in NPV                   in NPV
 -----------------------               ---------                  --------                   ------
                                                                        (Dollars in thousands)
         +300                             +30.0%                   $1,028                      7.05%
         +200                             +20.0                       993                      6.81
           -                                -                           -                       -
         -200                             -20.0                    (1,389)                    (9.53)
         -300                             -30.0                    (1,831)                   (12.56)

                                                                            June 30, 2000
 Change in interest rate               Board limit                $ change                 % change
    (basis points)                      % change                   in NPV                   in NPV
 -----------------------               ---------                  --------                   ------
                                                                         (Dollars in thousands)

         +300                             +30.0%                    $(472)                    (3.14)%
         +200                             +20.0                      (137)                    (0.91)
           -                                -                           -                       -
         -200                             -20.0                      (495)                    (3.30)
         -300                             -30.0                      (964)                    (6.42)

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

                         LIQUIDITY AND CAPITAL RESOURCES

-----------------------------------------------------------------------------

First Federal's principal sources of funds are deposits, loan sales, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2001, First Federal had commitments to originate loans, including unused lines of credit, totaling $14.8 million and commitments to sell loans totaling $467,000. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2001, 2000 and 1999:

                                                                           Year ended June 30,
                                                             -----------------------------------------------
                                                              2001                 2000                 1999
                                                              ----                 ----                 ----
                                                                              (In thousands)
Net earnings                                                $1,101               $   922              $   717
Adjustments to reconcile net earnings to
   net cash from operating activities                          901                   608                 (965)
                                                             -----                ------               ------
Net cash from operating activities                           2,002                 1,530                 (248)
Net cash used in investing activities                       (1,093)              (13,894)             (19,213)
Net cash from financing activities                           6,012                11,772               20,839
                                                             -----                ------               ------
Net change in cash and cash equivalents                      6,921                  (592)               1,378
Cash and cash equivalents at
   beginning of year                                         2,419                 3,011                1,633
                                                             -----                ------               ------
Cash and cash equivalents at
   end of year                                              $9,340               $ 2,419              $ 3,011
                                                             =====                ======               ======


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

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of First Federal includes a general loan loss allowance of $564,000 at June 30, 2001.

First Federal exceeded all of its capital requirements at June 30, 2001. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2001:

                                                                                Excess over current
                             Regulatory capital       Current requirement           requirement
                            Amount      Percent       Amount      Percent      Amount         Percent
                             (Dollars in thousands)
Tangible capital            $14,733      11.2%         $1,979      1.5%         $12,754         9.7%
Core capital                $14,733      11.2%         $5,278      4.0%         $ 9,455         7.2%
Risk-based capital          $15,297      16.6%         $7,366      8.0%         $ 7,931         8.6%



                   EFFECT OF Recent ACCOUNTING PRONOUNCEMENTS

------------------------------------------------------------------------------

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS No. 137, was effective for fiscal years beginning after June 15, 2000. On adoption, entities were permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. FFD adopted SFAS No. 133 effective July 1, 2000, as required, without material effect on FFD's financial condition and results of operations.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management adopted SFAS No. 140 effective April 1, 2001, as required, without material effect on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. When an entity reorganizes its reporting structure, goodwill should be reallocated to reporting units based on the relative fair values of the units. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, but only if the first quarter financial statements have not previously been issued. SFAS No. 142 is not expected to have a material effect on the Corporation's financial position or results of operations.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

=============================================================================

                                    CONTENTS

                                                                         Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         17


FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                           18

  CONSOLIDATED STATEMENTS OF EARNINGS                                      19

  CONSOLIDAED STATEMENTS OF COMPREHENSIVE INCOME                           20

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                          21

  CONSOLIDATED STATEMENTS OF CASH FLOWS                                    22

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FFD Financial Corporation as of June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.




/s/GRANT THORNTON LLP

Cincinnati, Ohio
August 9, 2001

                            FFD Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)


         ASSETS                                                                                2001                2000
Cash and due from banks                                                                    $  1,316            $    934
Interest-bearing deposits in other financial institutions                                     8,024               1,485
                                                                                            -------             -------
         Cash and cash equivalents                                                            9,340               2,419

Investment securities designated as available
  for sale - at market                                                                        1,000               2,875
Mortgage-backed securities designated as available for
  sale - at market                                                                            7,799               9,135
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $3,804 and $4,188 as of June 30,
  2001 and 2000                                                                               3,721               4,189
Loans receivable - net                                                                      107,227             102,118
Loans held for sale - at lower of cost or market                                                240                 821
Office premises and equipment - at depreciated cost                                           1,171               1,253
Stock in Federal Home Loan Bank - at cost                                                     1,786               1,652
Accrued interest receivable                                                                     451                 429
Prepaid expenses and other assets                                                               205                 181
Prepaid federal income taxes                                                                    157                  61
Deferred federal income taxes                                                                    -                   14
                                                                                            -------             -------

         Total assets                                                                      $133,097            $125,147
                                                                                            =======             =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                   $ 91,018            $ 77,987
Advances from the Federal Home Loan Bank                                                     24,732              30,412
Accrued interest payable                                                                        147                 202
Other liabilities                                                                               397                 281
Deferred federal income taxes                                                                   199                  -
                                                                                            -------             -------
         Total liabilities                                                                  116,493             108,882

Commitments                                                                                      -                   -

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                                      -                   -
  Common stock - authorized 5,000,000 shares without par or
    stated value; 1,454,750 shares issued                                                        -                   -
  Additional paid-in capital                                                                  7,861               7,850
  Retained earnings - substantially restricted                                               10,962              10,288
  Accumulated comprehensive income (loss); unrealized gains (losses) on
    securities designated as available for sale, net of related tax effects                      55                (335)
  Shares acquired by stock benefit plans                                                       (852)             (1,028)
  Less 141,209 and 42,367 treasury shares at June 30, 2001 and 2000,
    respectively - at cost                                                                   (1,422)               (510)
                                                                                            -------             -------
         Total shareholders' equity                                                          16,604              16,265
                                                                                            -------             -------

         Total liabilities and shareholders' equity                                        $133,097            $125,147
                                                                                            =======             =======


The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                               Year ended June 30,
                      (In thousands, except per share data)

                                                                                      2001            2000         1999
Interest income
  Loans                                                                             $8,321          $7,058       $5,567
  Mortgage-backed securities                                                           846             936          968
  Investment securities                                                                142             191          177
  Interest-bearing deposits and other                                                  240             138          203
                                                                                     -----           -----        -----
         Total interest income                                                       9,549           8,323        6,915

Interest expense
  Deposits                                                                           3,930           3,172        2,984
  Borrowings                                                                         1,568           1,582          957
                                                                                     -----           -----        -----
         Total interest expense                                                      5,498           4,754        3,941
                                                                                     -----           -----        -----

         Net interest income                                                         4,051           3,569        2,974

Provision for losses on loans                                                          201             106           -
                                                                                     -----           -----        -----

         Net interest income after provision for losses on loans                     3,850           3,463        2,974

Other income
  Gain on sale of loans                                                                105              25          108
  Loss on sale of real estate acquired through foreclosure                              (1)             -            -
  Gain on sale of investment securities designated
    as available for sale                                                               -               -           210
  Other operating                                                                      158             154          110
                                                                                     -----           -----        -----
         Total other income                                                            262             179          428

General, administrative and other expense
  Employee compensation and benefits                                                 1,114           1,076        1,117
  Occupancy and equipment                                                              227             229          237
  Franchise taxes                                                                      210             214          266
  Federal deposit insurance premiums                                                    18              26           38
  Data processing                                                                      237             185          182
  Other operating                                                                      645             532          477
                                                                                     -----           -----        -----
         Total general, administrative and other expense                             2,451           2,262        2,317
                                                                                     -----           -----        -----

         Earnings before income taxes                                                1,661           1,380        1,085

Federal income taxes
  Current                                                                              549             463          249
  Deferred                                                                              11              (5)         119
                                                                                     -----           -----        -----
         Total federal income taxes                                                    560             458          368
                                                                                     -----           -----        -----

         NET EARNINGS                                                               $1,101          $  922       $  717
                                                                                     =====           =====        =====

         EARNINGS PER SHARE
           Basic                                                                      $.86            $.69         $.53
                                                                                       ===             ===          ===

           Diluted                                                                    $.86            $.68         $.51
                                                                                       ===             ===          ===



The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                               Year ended June 30,
                                 (In thousands)


                                                                                    2001            2000           1999
Net earnings                                                                      $1,101           $ 922          $ 717

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $201, $(61)
    and $(112) in 2001, 2000 and 1999, respectively                                  390            (119)          (217)

Reclassification adjustment for realized gains
  included in earnings, net of tax of $71 in 1999                                     -               -            (139)
                                                                                   -----             ---           ----

Comprehensive income                                                              $1,491           $ 803          $ 361
                                                                                   =====            ====           ====

Accumulated comprehensive income (loss)                                           $   55           $(335)         $(216)
                                                                                   =====            ====           ====































The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                For the years ended June 30, 2001, 2000 and 1999
                      (In thousands, except per share data)


                                                                                     Unrealized
                                                                                 gains (losses)        Shares
                                                                                  on securities   acquired by
                                                           Additional                designated         stock  Treasury
                                                  Common      paid-in   Retained   as available       benefit   shares-
                                                   stock      capital   earnings       for sale         plans   at cost      Total

Balance at July 1, 1998                             $ -        $7,705    $ 9,536          $140       $(1,411)  $  (145)    $15,825

Net earnings for the year ended June 30, 1999         -            -         717            -             -         -          717
Amortization of stock benefit plan expense            -           141         -             -            204        -          345
Unrealized losses on securities designated as
  available for sale, net of related tax effects      -            -          -           (356)           -         -         (356)
Exercise of stock options                             -           (48)        -             -             -        124          76
Dividends of $.30 per share                           -            -        (403)           -             -         -         (403)
                                                     ---        -----     ------           ---        ------    ------      ------

Balance at June 30, 1999                              -         7,798      9,850          (216)       (1,207)      (21)     16,204

Net earnings for the year ended June 30, 2000         -            -         922            -             -         -          922
Purchase of treasury shares                           -            -          -             -             -       (529)       (529)
Amortization of stock benefit plan expense            -            65         -             -            179        -          244
Unrealized losses on securities designated as
  available for sale, net of related tax effects      -            -          -           (119)           -         -         (119)
Exercise of stock options                             -           (13)        -             -             -         40          27
Dividends of $.34 per share                           -            -        (484)           -             -         -         (484)
                                                     ---        -----     ------           ---        ------    ------      ------

Balance at June 30, 2000                              -         7,850     10,288          (335)       (1,028)     (510)     16,265

Net earnings for the year ended June 30, 2001         -            -       1,101            -             -         -        1,101
Purchase of treasury shares                           -            -          -             -             -       (912)       (912)
Amortization of stock benefit plan expense            -            11         -             -            176        -          187
Unrealized gains on securities designated as
  available for sale, net of related tax effects      -            -          -            390            -         -          390
Dividends of $.36 per share                           -            -        (427)           -             -         -         (427)
                                                     ---        -----     ------           ---        ------    ------      ------

Balance at June 30, 2001                            $ -        $7,861    $10,962          $ 55       $  (852)  $(1,422)    $16,604
                                                     ===        =====     ======           ===        ======    ======      ======



The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Year ended June 30,
                                 (In thousands)

                                                                                    2001            2000           1999
Cash flows from operating activities:
  Net earnings for the year                                                      $ 1,101         $   922        $   717
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net                             23              40             53
    Amortization of deferred loan origination fees                                    (6)            (25)           (57)
    Gain on sale of loans                                                            (31)             (8)           (46)
    Loans originated for sale in the secondary market                             (8,676)         (2,206)        (8,398)
    Proceeds from sale of mortgage loans in the secondary market                   9,288           2,358          7,479
    Loss on sale of real estate acquired through foreclosure                           1              -              -
    Depreciation and amortization                                                    118             138            131
    Gain on sale of investment securities designated as available
     for sale                                                                         -               -            (210)
    Provision for losses on loans                                                    201             106             -
    Amortization of stock benefit plan expense                                       187             244            345
    Federal Home Loan Bank stock dividends                                          (134)           (104)           (74)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                    (22)           (100)           (50)
      Prepaid expenses and other assets                                              (24)             28             12
      Other liabilities                                                              116              31             (8)
      Accrued interest payable                                                       (55)             56             52
      Federal income taxes
        Current                                                                      (96)             55           (313)
        Deferred                                                                      11              (5)           119
                                                                                  ------          ------         ------
         Net cash provided by (used in) operating activities                       2,002           1,530           (248)

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available
    for sale                                                                          -               -          (3,000)
  Proceeds from maturity of investment securities                                  2,000              -           3,477
  Proceeds from sale of investment securities designated
    as available for sale                                                             -               -             212
  Purchase of mortgage-backed securities designated
    as available for sale                                                             -               -          (9,633)
  Principal repayments on mortgage-backed securities                               2,248           2,262          5,407
  Purchase of Federal Home Loan Bank stock                                            -             (347)          (194)
  Loan principal repayments                                                       30,639          17,338         17,172
  Loan disbursements                                                             (36,068)        (33,120)       (32,542)
  Proceeds from sale of real estate acquired through foreclosure                     124              -              -
  Purchase of office premises and equipment                                          (36)            (27)          (115)
  Proceeds from sale of office premises and equipment                                 -               -               3
                                                                                  ------          ------         ------
         Net cash used in investing activities                                    (1,093)        (13,894)       (19,213)
                                                                                  ------          ------         ------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                     909         (12,364)       (19,461)
                                                                                  ------          ------         ------

                            FFD Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                               Year ended June 30,
                                 (In thousands)


                                                                                    2001            2000           1999
         Net cash provided by (used in) operating and investing
           activities (subtotal brought forward)                                 $   909        $(12,364)      $(19,461)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                13,031           5,962         10,069
  Proceeds from Federal Home Loan Bank advances                                   24,000          39,491         11,133
  Repayments of Federal Home Loan Bank advances                                  (29,680)        (32,695)           (36)
  Proceeds from exercise of stock options                                             -               27             76
  Purchase of treasury shares                                                       (912)           (529)            -
  Cash dividends paid on common stock                                               (427)           (484)          (403)
                                                                                  ------         -------        -------
         Net cash provided by financing activities                                 6,012          11,772         20,839
                                                                                  ------         -------        -------

Net increase (decrease) in cash and cash equivalents                               6,921            (592)         1,378

Cash and cash equivalents at beginning of year                                     2,419           3,011          1,633
                                                                                  ------         -------        -------

Cash and cash equivalents at end of year                                         $ 9,340        $  2,419       $  3,011
                                                                                  ======         =======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                         $   651        $    442       $    182
                                                                                  ======         =======        =======

    Interest on deposits and borrowings                                          $ 5,553        $  4,698       $  3,889
                                                                                  ======         =======        =======


Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of applicable tax effects                            $   390        $   (119)      $   (356)
                                                                                  ======         =======        =======

  Recognition of mortgage servicing rights in accordance
    with SFAS No. 140                                                            $    74        $     17       $     62
                                                                                  ======         =======        =======

  Transfers of loans to real estate acquired through foreclosure                 $   125        $     -        $     -
                                                                                  ======         =======        =======









The accompanying notes are an integral part of these statements.

                            FFD Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Savings Bank of Dover. Effective August, 2001, First Federal changed its name to First Federal Community Bank (hereinafter the "Bank"). The Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, and its wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 2001 and 2000, Dover's principal assets consisted of an investment in the stock of the Bank's data processor and a deposit account in the Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    2.  Investment Securities and Mortgage-backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. The Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale totaling $55,000 at June 30, 2001, and a net unrealized loss totaling $335,000 at June 30, 2000.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loan. At June 30, 2001 and 2000, loans held for sale were carried at cost.

    The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

    Capitalized mortgage servicing rights and capitalized excess servicing receivables are required to be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    The Bank recorded amortization related to mortgage servicing rights totaling approximately $15,000, $10,000 and $5,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively. At June 30, 2001 and 2000, the fair value of the Corporation's mortgage servicing rights approximated the carrying value of $124,000 and $65,000, respectively.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  Loan Origination Fees

    The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Loan Losses

    It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in nonresidential, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral-dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)

    At June 30, 2001 and 2000, the Bank had no loans that would be defined as impaired under SFAS No. 114.

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

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $119,000, $145,000 and $261,000 for the fiscal years ended June 30, 2001,
    2000 and 1999, respectively.

    Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank has awarded 31,022 shares under the RRP which vest over a five year period. A provision of $66,000, $62,000 and $110,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

    10.  Earnings Per Share

    Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding, which gives effect to a reduction for 79,035, 92,209 and 105,383 unallocated shares held by the ESOP, totaled 1,278,968, 1,343,818 and 1,355,501 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,279,195, 1,356,727 and 1,397,814 for the fiscal years ended June 30, 2001,
    2000 and 1999, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 227, 12,909 and 42,313 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

    Options to purchase 105,563 and 5,952 shares of common stock with a respective weighted-average exercise price of $9.24 and $12.89 were outstanding at June 30, 2001 and 2000, respectively, but were excluded from the computation of common share equivalents because the exercise prices were greater than the average market price of the common shares.

    11.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2001 and 2000:

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

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2001 and 2000 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                         2001                               2000
                                                               Carrying         Fair              Carrying         Fair
                                                                  value        value                 value        value
                                                                                    (In thousands)
    Financial assets
      Cash and cash equivalents                                $  9,340     $  9,340              $  2,419     $  2,419
      Investment securities                                       1,000        1,000                 2,875        2,875
      Mortgage-backed securities                                 11,520       11,603                13,324       13,323
      Loans receivable                                          107,467      106,684               102,939      103,425
      Federal Home Loan Bank stock                                1,786        1,786                 1,652        1,652
                                                                -------      -------               -------      -------

                                                               $131,113     $130,413              $123,209     $123,694
                                                                =======      =======               =======      =======

    Financial liabilities
      Deposits                                                 $ 91,018     $ 91,518              $ 77,987     $ 77,401
      Advances from the Federal Home Loan Bank                   24,732       24,783                30,412       30,177
                                                                -------      -------               -------      -------

                                                               $115,750     $116,301              $108,399     $107,578
                                                                =======      =======               =======      =======

    13.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2001, 2000 and 1999 totaled $49,000, $56,000 and $65,000, respectively.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2001 and 2000, are as follows:


                                                                                     June 30, 2001
                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                     (In thousands)
    Available for sale:
      U.S. Government agency obligations                       $1,000            $-                  $-          $1,000
                                                                =====             ==                  ==          =====


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
                                                                =====             ==                 ===          =====

    The U. S. Government agency obligations designated as available for sale at June 30, 2001, are scheduled to mature in the fiscal year ended June 30, 2006.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2001 and 2000, are shown below:

                                                                                          2001
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates                $ 3,397             $ 61               $-         $ 3,458
      Government National Mortgage
        Association participation certificates                    324               22                -             346
                                                               ------              ---                --         ------
         Total mortgage-backed securities
           held to maturity                                     3,721               83                -           3,804

    Available for sale:
      Federal National Mortgage
        Association participation certificates                  6,509               63                -           6,572
      Federal Home Loan Mortgage
        Corporation participation certificates                    161                4                -             165
      Government National Mortgage
        Association participation certificates                  1,045               17                -           1,062
                                                               ------              ---                --         ------
         Total mortgage-backed securities
           available for sale                                   7,715               84                -           7,799
                                                               ------              ---                --         ------

         Total mortgage-backed securities                     $11,436             $167               $-         $11,603
                                                               ======              ===                ==         ======

                                                                                          2000
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates                $ 3,779             $ 19              $ 34        $ 3,764
      Government National Mortgage
        Association participation certificates                    410               14                -             424
                                                               ------              ---               ---         ------
         Total mortgage-backed securities
           held to maturity                                     4,189               33                34          4,188

    Available for sale:
      Federal National Mortgage
        Association participation certificates                  7,435               -                347          7,088
      Federal Home Loan Mortgage
        Corporation participation certificates                    189               -                  1            188
      Government National Mortgage
        Association participation certificates                  1,894               -                 35          1,859
                                                               ------              ---               ---         ------
         Total mortgage-backed securities
           available for sale                                   9,518               -                383          9,135
                                                               ------              ---               ---         ------

         Total mortgage-backed securities                     $13,707             $ 33              $417        $13,323
                                                               ======              ===               ===         ======

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2001, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                  Amortized
                                                                    cost
                                                               (In thousands)

    Due within five years                                         $    178
    Due within five to ten years                                       640
    Due after ten years                                             10,618
                                                                    ------

                                                                   $11,436
                                                                    ======

    As of June 30, 2001, mortgage-backed securities totaling $677,000 were pledged to secure public deposits.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                                              2001           2000
                                                                                 (In thousands)
    Residential real estate
      One- to four-family                                                 $ 67,643       $ 71,960
      Multi-family                                                           7,603          7,233
    Nonresidential real estate and land                                     24,645         17,092
    Commercial loans - secured                                               6,939          4,899
    Commercial loans - unsecured                                               471          1,040
    Consumer and other loans                                                 1,623          1,515
    Deferred loan origination costs                                              1             -
                                                                           -------        -------
                                                                           108,925        103,739
    Less:
      Undisbursed portion of loans in process                                1,134          1,200
      Deferred loan origination fees                                            -              46
      Allowance for loan losses                                                564            375
                                                                           -------        -------

                                                                          $107,227       $102,118
                                                                           =======        =======

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE C - LOANS RECEIVABLE (continued)

    The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $74.1 million, or 69%, of the total loan portfolio at June 30, 2001, and approximately $78.0 million, or 76%, of the total loan portfolio at June 30, 2000. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

    As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $17.2 million and $9.1 million at June 30, 2001 and 2000, respectively.

    In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $298,000 and $294,000 at June 30, 2001 and 2000, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                        2001           2000           1999
                                                                 (In thousands)
    Beginning balance                                   $375           $269           $270
    Provision for losses on loans                        201            106             -
    Loan charge-offs                                     (12)            -              (1)
                                                         ---            ---            ---

    Ending balance                                      $564           $375           $269
                                                         ===            ===            ===

    As of June 30, 2001, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at June 30, 2001, 2000 and 1999, totaled $105,000, $225,000 and $15,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $3,000, $12,000 and $1,000 for the years ended June 30, 2001, 2000 and 1999, respectively.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 is comprised of the following:

                                                           2001           2000
                                                              (In thousands)
    Land                                                $   323        $   323
    Buildings and improvements                              844            836
    Furniture and equipment                                 634            606
                                                         ------         ------
                                                          1,801          1,765
      Less accumulated depreciation and
        amortization                                        630            512
                                                         ------         ------

                                                         $1,171         $1,253
                                                          =====          =====

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30:

    Deposit type and weighted-
    average interest rate                                                2001                           2000
                                                               Amount          %                  Amount         %
                                                                          (Dollars in thousands)
    NOW accounts
      2001 - 0.25%                                            $13,482        14.8%
      2000 - 0.40%                                                                               $ 9,543        12.3%
    Passbook
      2001 - 3.34%                                             26,467        29.1
      2000 - 4.08%                                                                                24,666        31.6
                                                               ------       -----                 ------       -----
    Total demand, transaction and
      passbook deposits                                        39,949        43.9                 34,209        43.9

    Certificates of deposit
      Original maturities of:
        One year or less
          2001 - 5.14%                                         10,025        11.0
          2000 - 5.87%                                                                            14,316        18.3
        12 months to 36 months
          2001 - 6.31%                                         35,409        38.9
          2000 - 6.30%                                                                            24,469        31.4
      Individual retirement accounts
        2001 - 6.07%                                            5,635         6.2
        2000 - 5.79%                                                                               4,993         6.4
                                                               ------       -----                 ------       -----

    Total certificates of deposit                              51,069        56.1                 43,778        56.1
                                                               ------       -----                 ------       -----

    Total deposit accounts                                    $91,018       100.0%               $77,987       100.0%
                                                               ======       =====                 ======       =====

    The Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $6.6 million and $3.9 million at June 30, 2001 and 2000, respectively.

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                            2001            2000           1999
                                                      (In thousands)

    Passbook                              $  960          $  885         $  737
    NOW accounts                              39              68             81
    Certificates of deposit                2,931           2,219          2,166
                                           -----           -----          -----

                                          $3,930          $3,172         $2,984
                                           =====           =====          =====

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                     2001                2000
                                                          (In thousands)

    Less than one year                            $37,145             $28,650
    One year to two years                          10,764              12,736
    Two years to three years                        3,160               2,392
                                                   ------              ------

                                                  $51,069             $43,778
                                                   ======              ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2001 by a pledge of certain residential mortgage loans totaling $30.9 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

    Interest                 Maturing in year
    rate                     ending June 30,                                2001                2000
                                                                             (Dollars in thousands)
    6.83% - 7.35%                  2001                                 $     -              $12,000
    5.52%                          2002                                    4,000                  -
    6.58%                          2004                                       -                2,500
    3.90% - 8.15%                  2005                                    2,512                  14
    5.06% - 5.65%                  2009                                    5,814               5,898
    4.36% - 6.31%                  After 2009                             12,406              10,000
                                                                          ------              ------

                                                                         $24,732             $30,412
                                                                          ======              ======

    Weighted-average interest rate                                          4.78%               6.48%
                                                                            ====                ====

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

                                                                  2001           2000           1999
                                                                        (Dollars in thousands)
    Federal income taxes at statutory rate                        $565           $469           $369
    Decrease in taxes resulting primarily from
      nontaxable interest income                                    (5)           (11)            (1)
                                                                   ---            ---            ---
    Federal income taxes per consolidated
      financial statements                                        $560           $458           $368
                                                                   ===            ===            ===

    Effective tax rate                                            33.7%          33.2%          33.9%
                                                                  ====           ====           ====

    The composition of the Corporation's net deferred tax asset (liability) at June 30 is as follows:


    Taxes (payable) refundable on temporary                                   2001         2000
    differences at statutory rate:                                             (In thousands)
    Deferred tax assets:
      Deferred loan origination fees                                         $  -          $ 15
      Retirement expense                                                        44           46
      General loan loss allowance                                              192          124
      Unrealized losses on securities designated as
        available for sale                                                      -           173
      Other                                                                      2            3
                                                                              ----          ---
         Deferred tax assets                                                   238          361

    Deferred tax liabilities:
      Financed loan origination fees                                           (66)         (70)
      Federal Home Loan Bank stock dividends                                  (222)        (179)
      Difference between book and tax depreciation                             (38)         (20)
      Unrealized gains on securities designated as available
        for sale                                                               (29)          -
      Percentage of earnings bad debt deduction                                (40)         (56)
      Mortgage servicing rights                                                (42)         (22)
                                                                              ----          ---
         Deferred tax liabilities                                             (437)        (347)
                                                                              ----          ---

         Net deferred tax asset (liability)                                  $(199)        $ 14
                                                                              ====          ===

    Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2001, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2001.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE H - FEDERAL INCOME TAXES (continued)

    The Bank is required to recapture as taxable income approximately $281,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998.


NOTE I - LOAN COMMITMENTS

    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At June 30, 2001, the Bank had outstanding commitments of approximately $1.1 million to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $9.1 million and unused lines of credit under commercial loans of $4.6 million. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2001, and will be funded from normal cash flow from operations. As of June 30, 2001, the Bank had commitments to sell loans to the FHLMC totaling $467,000.


NOTE J - REGULATORY CAPITAL

    The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE J - REGULATORY CAPITAL (continued)

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the 2001 fiscal year, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

    As of June 30, 2001 and 2000, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                                As of June 30, 2001
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $14,733    11.2%         =>$1,980    =>1.5%          =>$6,599     => 5.0%

    Core capital                        $14,733    11.2%         =>$5,279    =>4.0%          =>$7,919     => 6.0%

    Risk-based capital                  $15,297    16.6%         =>$7,366    =>8.0%          =>$9,207     =>10.0%

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

    Tangible capital                    $15,519    12.3%         =>$1,897    =>1.5%          =>$6,323     => 5.0%

    Core capital                        $15,519    12.3%         =>$5,058    =>4.0%          =>$7,587     => 6.0%

    Risk-based capital                  $15,885    19.4%         =>$6,550    =>8.0%          =>$8,188     =>10.0%

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE J - REGULATORY CAPITAL (continued)

    The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE K- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the years ended June 30, 2001, 2000 and 1999.

                            FFD Financial Corporation

                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

         ASSETS                                                                                2001                2000
    Cash and due from banks                                                                 $   924             $   136
    Loan receivable from ESOP                                                                   740                 838
    Investment in First Federal Community Bank                                               14,800              15,190
    Accrued interest receivable                                                                  12                  12
    Prepaid federal income taxes                                                                125                  57
    Prepaid expenses and other assets                                                             3                  32
                                                                                             ------              ------

         Total assets                                                                       $16,604             $16,265
                                                                                             ======              ======

         SHAREHOLDERS' EQUITY

    Shareholders' equity
      Common stock and additional paid-in capital                                           $ 7,861             $ 7,850
      Retained earnings                                                                      10,962              10,288
      Unrealized gains (losses) on securities designated as available
        for sale, net of related tax effects                                                     55                (335)
      Shares acquired by stock benefit plans                                                   (852)             (1,028)
      Treasury shares - at cost                                                              (1,422)               (510)
                                                                                             ------              ------

         Total shareholders' equity                                                         $16,604             $16,265
                                                                                             ======              ======

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

                            FFD Financial Corporation

                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                                                2001             2000              1999
    Revenue
      Interest income                                                         $   34           $   60              $ 54
      Equity in earnings of subsidiary                                         1,233            1,002               833
                                                                               -----            -----               ---
         Total revenue                                                         1,267            1,062               887

    General and administrative expenses                                          234              181               229
                                                                               -----            -----               ---

         Earnings before income tax credits                                    1,033              881               658

    Federal income tax credits                                                   (68)             (41)              (59)
                                                                               -----            -----               ---

         NET EARNINGS                                                         $1,101           $  922              $717
                                                                               =====            =====               ===

                            FFD Financial Corporation

                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                2001             2000              1999
    Cash provided by (used in) operating activities:
      Net earnings for the year                                               $1,101           $  922            $  717
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
        Distributions from subsidiary in excess of earnings                      967               -                567
        Undistributed earnings of subsidiary                                      -            (1,001)               -
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                       29              (13)                6
          Other liabilities                                                       -                -                 (4)
          Prepaid federal income taxes                                           (68)              15               (72)
                                                                               -----            -----             -----
          Net cash provided by (used in) operating activities                  2,029              (77)            1,214

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan to ESOP                                     98               93               116

    Cash flows provided by (used in) financing activities:
      Proceeds from other borrowed money                                         225               -                 -
      Repayments of other borrowed money                                        (225)              -                 -
      Proceeds from exercise of stock options                                     -                27                76
      Purchase of treasury shares                                               (912)            (529)               -
      Cash dividends paid on common stock                                       (427)            (484)             (403)
                                                                               -----            -----             -----
          Net cash used in financing activities                               (1,339)            (986)             (327)
                                                                               -----            -----             -----

    Net increase (decrease) in cash and cash equivalents                         788             (970)            1,003

    Cash and cash equivalents at beginning of year                               136            1,106               103
                                                                               -----            -----             -----

    Cash and cash equivalents at end of year                                  $  924           $  136            $1,106
                                                                               =====            =====             =====

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

    Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.


    NOTE L - STOCK OPTION PLAN

    The FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") provides for the issuance of 145,475 shares of authorized but unissued shares of common stock.

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

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized with respect to the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2001, 2000 and 1999, would have been reduced to the pro forma amounts indicated below:

                            FFD Financial Corporation

                          June 30, 2001, 2000 and 1999


NOTE L - STOCK OPTION PLAN (continued)

                                                                       2001         2000         1999

    Net earnings (In thousands)      As reported                     $1,101         $922         $717
                                                                      =====          ===          ===

                                       Pro-forma                     $1,083         $906         $698
                                                                      =====          ===          ===

    Earnings per share
      Basic                          As reported                       $.86         $.69         $.53
                                                                        ===          ===          ===

                                       Pro-forma                       $.85         $.67         $.51
                                                                        ===          ===          ===

      Diluted                        As reported                       $.86         $.68         $.51
                                                                        ===          ===          ===

                                       Pro-forma                       $.85         $.67         $.50
                                                                        ===          ===          ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 2001, 2000 and 1999: dividend yield of 6.55%, expected volatility of 20.0%, a risk-free interest rate of 6.0% and an expected life of ten years.

    A summary of the status of the Corporation's stock option plan as of June 30, 2001, 2000 and 1999, and changes during the years then ended are presented below:

                                                    2001                     2000                       1999
                                                       Weighted-                Weighted-                   Weighted-
                                                         average                  average                     average
                                                        exercise                 exercise                    exercise
                                             Shares        price       Shares       price         Shares        price
    Outstanding at beginning of year        109,538        $ 9.36     117,883       $10.26       130,329      $10.15
    Granted                                   3,000          8.38      18,635        10.11         3,000       14.63
    Exercised                                    -              -      (2,967)        9.14        (8,066)       9.38
    Forfeited                                (3,975)        12.43     (24,013)       14.38        (7,380)      11.07
                                            -------         -----     -------        -----       -------       -----

    Outstanding at end of year              108,563        $ 9.22     109,538       $ 9.36       117,883      $10.26
                                            =======         =====     =======        =====       =======       =====

    Options exercisable at year-end          73,612        $ 9.14      52,017       $ 9.20        41,096      $ 9.86
                                            =======         =====     =======        =====       =======       =====
    Weighted-average fair value of
      options granted during the year                      $ 1.59                   $ 1.18                    $ 1.71
                                                            =====                    =====                     =====


    The following information applies to options outstanding at June 30, 2001:

    Number outstanding                                                  108,563
    Range of exercise prices                                     $8.38 - $14.63
    Weighted-average exercise price                                       $9.22
    Weighted-average remaining contractual life in years                    5.9

                            FFD FINANCIAL CORPORATION
                                       AND
                          FIRST FEDERAL COMMUNITY BANK
                        DIRECTORS AND EXECUTIVE OFFICERS

=============================================================================

         Board of Directors of                           Executive Officers of
    FFD Financial Corporation and                       FFD Financial Corporation
    First Federal Community Bank
                                                             Trent B. Troyer
          Stephen G. Clinton                         President & Chief Executive Officer
            Vice-President
         Young and Associates                               Scott C. Finnell
                                                          Senior Vice President
            J. Richard Gray
                Chairman                                    Robert R. Gerber
          Hanhart Agency, Inc.              Vice President, Treasurer and Chief Financial Officer

          Richard J. Herzig                                Shirley A. Wallick
          Chairman - Retired                              Corporate Secretary
    Toland-Herzig Funeral Homes, Inc.

           Enos L. Loader                                Executive Officers of
      Chairman of the Board and                        First Federal Community Bank
      Retired Senior Bank Officer
                                                             Trent B. Troyer
         Roy O. Mitchell, Jr.                       President & Chief Executive Officer
     Managing Officer - Retired
  First Federal Savings Bank of Dover                        Scott C. Finnell
                                                          Senior Vice President
         Robert D. Sensel
President and Chief Executive Officer                      Robert R. Gerber
       Dover Hydraulics, Inc.               Vice President, Treasurer and Chief Financial Officer

                                                           Shirley A. Wallick
                                                        Secretary and Treasurer

                                                           Other Officers of
                                                     First Federal Community Bank

                                                            Michele L. Larkin
                                                              Vice President

                                                             Jody P. Stoldt
                                                        Assistant Vice President

                                                            Mary M. Mitchell
                                                             Banking Officer

                                                        Kimberly Law-Montgomery
                                                           Assistant Secretary

                              SHAREHOLDER SERVICES

=============================================================================

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

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948


                                 ANNUAL MEETING

==============================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 16, 2001, at 1:00 p.m., Eastern Time, at the Toland-Herzig Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB

=============================================================================

A copy of FFD's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                              Attention: Secretary