Form 10KSB, Exhibit 13
period 2002-06-30
FFD FINANCIAL CORP/OH
filed 2002-09-27
CIK 1006177

We're pleased to present this 2002 Annual Report of FFD Financial Corporation parent company of First Federal Community Bank. In April of 2001, our directors and senior management team held a strategic planning retreat. Priorities established as a result of the long term planning session were:

  ->   Enhance the image of the bank;

  ->   Continue our transition to becoming a strong community bank;

  ->   Expand our facilities to accommodate our growth;

  ->   Open a new branch;

  ->   Improve our data processing technology;

  ->   Reduce our reliance on more costly time deposits;

  ->   Implement a share repurchase program to deploy our excess capital; and

  ->   Plan for director succession.

All of these priorities were addressed during the past fiscal year as we built for the future, improved shareholder value, and maintained our level of profitability within a very challenging and difficult economy. Returns to our shareholders this fiscal year have exceeded 35% based upon the year-to-year change in our stock price and our dividend payments. We are very proud of this growth in the value of your shares especially considering the returns other companies have experienced in the capital markets. We remain focused on increasing shareholder value through effective utilization of capital, asset growth, profit improvement, and where possible, strategic acquisitions.

As we discussed in last year's report, we're pleased to report that we've successfully introduced our Internet Banking and Bill Payment products, First Federal Direct and First Federal Direct Pay. As of June 30th, 2002 we have over 400 customers using these outstanding new products that we believe hold the key to future growth, customer retention, and cost reductions.

As you may have seen through our advertising campaign and name change, our image within the community has been enhanced with our "First Things First" theme. This theme reflects the way we do business and our desire to place the needs of our customers first and foremost in our banking practices.

In December 2002, we acquired a building at 902 Boulevard in Dover to become our third branch office location. The office underwent extensive renovations and officially opened on July 3rd, 2002. The new full-service branch office will alleviate our space needs by housing our loan department, and will improve our overall efficiency and distribution system.

In March of 2002, we converted our data processing platform to the Kirchman Bankway system. The new platform provides the Bank with the opportunity to better serve our customers with an expanded product support capability and built-in technology and efficiency improvements.

Our deposit growth primarily consisted of core, lower cost deposits with less reliance on higher cost time deposits. Time deposits now account for only 52% of total deposits compared to 56% the prior year. This shift will continue to offer net interest margin improvement.

Each of these significant accomplishments occurred during a time of economic uncertainty and recession. Our team has worked diligently to position the Bank for future growth and profitability during a time of rapidly declining interest rates, flat loan demand, and increased expenses due to our investment in technology and facilities.

It goes without saying that we are extremely proud of the team that has been assembled at the Bank. As we have geared up for our third office, we have been able to find some excellent additions to the First Federal team. Since customer service is so very important in differentiating us from our competition, we take great pride in hiring people that enjoy customers, their job, and teamwork. As you can see from the theme of this annual report, people are our most valuable resource. The individuals highlighted within this report are only a representative sample of the staff dedicated to serving our most valuable asset, our customers.

Highlights of our financial performance for fiscal 2002 include an improvement of 7% in earnings per share from $.86 to $.92, deposit growth of 5% to over $95 million, and an increase of 105% in non-interest income. During the 2002 fiscal year we repurchased 81,441 of the Corporation's shares. This represented 6.6% of the outstanding stock as of July 1, 2002. This repurchase program enhances earnings per share and book value, and reduces excess capital and improves our return on equity. Additionally, the annual dividend rate payable to stockholders was increased by $.02 per share. We believe our common stock continues to be a good value, and we will continue to evaluate repurchase opportunities. The growth in our non-interest income area will continue to be a core focus for the company. As a direct result of the growth in core deposit accounts and our secondary mortgage market activities, non-interest income will become an increasingly greater percentage of our income.

As we look ahead to 2003, we're excited about the growth prospects our new branch facility, systems improvement, internet banking, and an improving economy will provide. We're positioned to utilize the investments we made in fiscal 2002 to provide our shareholders, customers, and community "First Things First", the trademark of excellent community bank service.

In closing, we want to pay special tribute to our retiring director, Richard J. Herzig. Dick has been a solid, steady presence on the Board for the past 31 years. His contributions to the Bank during his tenure have aided the company in becoming what it is today - a strong full-service community bank serving the personal and business needs of our area. Please join us in congratulating Dick on a job well done!

We continue to appreciate your ownership and support.


/s/E.L. Loader             /s/Trent B. Troyer

E. L. Loader               Trent B. Troyer
Chairman                   President & Chief
                           Executive Officer

                      BUSINESS OF FFD FINANCIAL CORPORATION

===============================================================================

FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank.

FFD was formed in 1996 in connection with the conversion of First Federal from a mutual savings bank to a stock savings bank (the "Conversion"). Since its formation, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal is principally engaged in the business of making fixed-rate and adjustable-rate first mortgage loans, secured by one- to four-family residential real estate located in Tuscarawas County, Ohio, which is First Federal's primary market area. First Federal also originates loans for the construction of residential real estate, loans secured by multifamily real estate (over four units), loans for commercial business purposes and nonresidential real estate loans. The origination of consumer loans, including unsecured loans, passbook loans, loans secured by motor vehicles and home improvement loans, constitutes a small portion of First Federal's lending activities. In addition to originating loans, First Federal invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, and from loan sales and loan and mortgage-backed securities repayments. First Federal conducts business from three locations, two in Dover, Ohio and one in New Philadelphia, Ohio.

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

                              MARKET PRICE OF FFD'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
===============================================================================

There were 1,237,678 common shares of FFD outstanding on August 30, 2002, held of record by approximately 620 shareholders. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal 2002 and 2001.

                                            High Trade          Low Trade           Cash Dividends Declared
Fiscal 2001
  Quarter Ended
    September 30, 2000                          $10.75               $8.88                      $.09
    December 31, 2000                             9.75                7.75                       .09
    March 31, 2001                                9.25                7.00                       .09
    June 30, 2001                                10.75                8.38                       .09


                                            High Trade          Low Trade           Cash Dividends Declared
Fiscal 2002
 Quarter Ended
    September 30, 2001                          $11.55               $9.60                     $.095
    December 31, 2001                            12.50                9.61                      .095
    March 31, 2002                               12.25               11.95                      .095
    June 30, 2002                                14.95               11.50                      .095


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

===============================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

Selected consolidated financial                                            At June 30,
condition data:                                  2002           2001          2000           1999          1998
                                                                         (In thousands)
Total amount of:
Assets                                         $130,303        $133,097     $125,147       $112,293      $90,966
Interest-bearing deposits                        11,726           8,024        1,485          2,167          607
Investment securities available for sale -
  at market                                       2,047           1,000        2,875          2,924        2,655
Investment securities held to maturity -
  at cost                                             -               -            -              -          977
Mortgage-backed securities available
  for sale - at market                            1,551           7,799        9,135         10,978        5,935
Mortgage-backed securities held to
  maturity - at cost                              1,606           3,721        4,189          4,779        5,960
Loans receivable - net (1)                      107,055         107,467      102,939         87,382       70,990
Deposits                                         95,542          91,018       77,987         72,025       61,956
Advances from the FHLB and other
  borrowings                                     17,553          24,732       30,412         23,616       12,519

Shareholders' equity, restricted                 16,541          16,604       16,265         16,204       15,825


                                                                    For the year ended June 30,
Summary of earnings:                              2002           2001          2000           1999         1998
                                                              (In thousands, except per share data)
Interest income                                  $8,005          $9,549       $8,323         $6,915       $6,460
Interest expense                                  3,893           5,498        4,754          3,941        3,454
                                                  -----           -----        -----          -----        -----
Net interest income                               4,112           4,051        3,569          2,974        3,006

Provision for losses on loans                       150             201          106             -            -
                                                  -----           -----        -----          -----        -----
Net interest income after provision
  for losses on loans                             3,962           3,850        3,463          2,974        3,006

Other income                                        536             262          179            428          525
General, administrative and other
  expense                                         2,812           2,451        2,262          2,317        2,044
                                                  -----           -----        -----          -----        -----
Earnings before income taxes                      1,686           1,661        1,380          1,085        1,487

Federal income taxes                                573             560          458            368          505
                                                  -----           -----        -----          -----        -----

Net earnings                                     $1,113          $1,101       $  922         $  717       $  982
                                                  =====           =====        =====          =====        =====
 Earnings per share
  Basic                                            $.94            $.86         $.69           $.53         $.73
                                                    ===             ===          ===            ===          ===

  Diluted                                          $.92            $.86         $.68           $.51         $.71
                                                    ===             ===          ===            ===          ===

-----------------------------------

(1)      Includes loans held for sale.


Selected financial ratios                                        At or for the year ended June 30,
  and other data:                                   2002         2001          2000         1999         1998
Return on average assets                            0.84%        0.86%         0.77%        0.69%        1.06%
Return on average equity                            6.75         6.69          6.07         5.11         4.65
Interest rate spread                                2.85         2.75          2.51         2.37         2.22
Net interest margin                                 3.22         3.26          3.06         2.92         3.29
General, administrative and other
  expense to average assets                         2.13         1.91          1.90         2.25         2.20
Average equity to average
  assets                                           12.50        12.81         12.75        13.59        22.75
Nonperforming assets to
  total assets                                      0.48         0.08          0.18         0.01         0.09
Nonperforming loans to total loans                  0.58         0.10          0.22         0.02         0.11
Delinquent loans to total loans (1)                 2.57         0.96          0.61         0.39         0.51
Allowance for loan losses to
  total loans                                       0.66         0.52          0.36         0.30         0.37
Allowance for loan losses to
  nonperforming loans                             114.63       537.14        166.67     1,793.33       329.27
Average interest-earning assets
  to average interest-bearing liabilities         112.05       111.49        113.53       114.24       128.34
Dividend payout ratio (2)                          40.43        41.86         49.28        56.60        41.10
Number of full service offices (3)                  3            2             2            2            2

----------------------------

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

(2) Dividend payout ratio for the year ended June 30, 1998, excludes the $4.50 per share special capital distribution.

(3)  The Bank's third full service office opened on July 3, 2002.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================

                                     GENERAL

-------------------------------------------------------------------------------

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


       CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2001 TO JUNE 30, 2002

-------------------------------------------------------------------------------

The Corporation's assets at June 30, 2002, totaled $130.3 million, a $2.8 million, or 2.1%, decrease from the total at June 30, 2001. This decrease resulted primarily from an $8.4 million decrease in mortgage-backed securities, partially offset by a $4.9 million increase in cash, interest-bearing deposits and investment securities. A $7.2 million decrease in advances from the Federal Home Loan Bank was partially offset by an increase in deposits of $4.5 million.

Cash and interest-bearing deposits totaled $13.2 million at June 30, 2002, an increase of $3.9 million, or 41.5%, over June 30, 2001. Interest-bearing deposits increased by $3.7 million. Investment securities totaled $2.0 million at June 30, 2002, an increase of $1.0 million. Maturities of investment securities totaling $1.0 million were offset by a $2.1 million purchase of a U.
S. Government agency security.

Mortgage-backed securities totaled $3.2 million at June 30, 2002, an $8.4 million, or 72.6%, decrease from the total at June 30, 2001. This decrease resulted from principal repayments totaling $3.2 million and sales of mortgage-backed securities of $5.0 million. The sale of mortgage-backed securities resulted in a realized gain of $67,000.

Loans receivable, including loans held for sale, totaled $107.1 million at June 30, 2002, a decrease of $412,000, or .4%, from the June 30, 2001 total. Loan disbursements during fiscal 2002 totaled $51.2 million, which were offset by principal repayments of $32.2 million and loans sold in the secondary market totaling $19.2 million. Loan origination volume during the year ended June 30, 2002, increased by $6.4 million, or 14.4%, compared to fiscal 2001. During fiscal 2002, management continued to meet consumer preference for fixed-rate loans in the low interest rate environment, by selling certain lower-yielding fixed-rate loans in the secondary market. The volume of loans sold during fiscal 2002 increased by $10.0 million, or 107.5%, over that of fiscal 2001. As a result, the portfolio of loans secured by one- to four-family residential real estate declined by $3.1 million to $64.6 million at June 30, 2002. Loans secured by nonresidential real estate totaled $24.9 million at June 30, 2002, compared to $24.6 million at June 30, 2001. Commercial loans totaled $11.3 million at June 30, 2002, compared to $7.4 million at June 30, 2001. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $713,000 and $564,000 at June 30, 2002 and 2001, respectively, which represented .66% and .52% of total loans and 114.6% and 537.1% of nonperforming loans at those respective dates. Nonperforming loans amounted to $622,000 and $105,000 at June 30, 2002 and 2001, respectively. The increase in nonperforming loans resulted primarily from several loans to one borrower totaling approximately $400,000. Management believes the Bank's nonperforming loans at June 30, 2002 are adequately collateralized and no loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2002, was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $95.5 million at June 30, 2002, a $4.5 million, or 5.0%, increase over total deposits at June 30, 2001. This increase resulted primarily from management's efforts to generate growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations and to repay FHLB advances during the period.

FHLB advances totaled $17.6 million at June 30, 2002, a $7.2 million, or 29.0%, decrease from June 30, 2001. The repayment of FHLB advances was funded primarily by the increase in deposits and proceeds from sales and repayments of mortgage-backed securities.

Shareholders' equity totaled $16.5 million at June 30, 2002, a decrease of $63,000, or .4%, from June 30, 2001 levels, as net earnings of $1.1 million were offset by dividends paid totaling $446,000 and purchases of treasury shares totaling $936,000.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

-------------------------------------------------------------------------------

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

General. FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2002, an increase of $12,000, or 1.1%, over the net earnings recorded in fiscal 2001. The increase in net earnings resulted primarily from a $61,000 increase in net interest income, a $51,000 decrease in the provision for losses on loans and a $274,000 increase in other operating income, which were partially offset by a $361,000 increase in general, administrative and other expense and a $13,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income decreased by $1.5 million, or 16.2%, to a total of $8.0 million for the year ended June 30, 2002, compared to $9.5 million for the year ended June 30, 2001. Interest income on loans decreased by $915,000, or 11.0%, due primarily to a 116 basis point decrease in the average yield, to 6.78% in fiscal 2002, which was partially offset by a $4.4 million, or 4.2%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $458,000, or 54.1%, due primarily to a $4.9 million, or 39.7%, decrease in the average balance outstanding, and a 165 basis point decrease in the average yield earned on such securities, to 5.23% in fiscal 2002. Interest income on investment securities decreased by $128,000, or 90.1%, due primarily to a $1.9 million, or 83.2%, decrease in the average balance outstanding and a 250 basis point decrease in the weighted-average yield year to year. Interest income on interest-bearing deposits decreased by $43,000, or 17.9%, due primarily to a 320 basis point decrease in the weighted-average yield, which was partially offset by a $5.8 million, or 123.0%, increase in the average balance outstanding year to year.

Interest expense on deposits decreased by $812,000, or 20.7%, for the year ended June 30, 2002, compared to fiscal 2001, due primarily to a decrease in the average cost of deposits of 127 basis points, to 3.34% for fiscal 2002, which was partially offset by an $8.1 million, or 9.5%, increase in the average deposit portfolio balance outstanding year to year.

Interest expense on borrowings decreased by $793,000, or 50.6%, due primarily to a $5.5 million, or 21.3%, decrease in the average balance of advances outstanding and a 224 basis point decrease in the average cost of such borrowings, to 3.77% in fiscal 2002. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall reductions in interest rates in the economy during 2001. This low interest rate environment continued through the first six months of 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $61,000, or 1.5%, for the fiscal year ended June 30, 2002, compared to fiscal 2001. The interest rate spread amounted to 2.85% for the fiscal year ended June 30, 2002, compared to 2.75% for fiscal 2001, while the net interest margin was 3.22% in fiscal 2002, compared to 3.26% in fiscal 2001.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $150,000 for the year ended June 30, 2002, a decrease of $51,000, or 25.4%, compared to fiscal 2001. First Federal's fiscal 2002 provision was predicated primarily on the growth in the commercial and nonresidential loan portfolios and the increase in nonperforming loans. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $536,000 for the year ended June 30, 2002, an increase of $274,000, or 104.6%, over the 2001 total. The increase resulted primarily from a $115,000, or 109.5%, increase in gain on sale of loans in fiscal 2002, a $91,000, or 57.6%, increase in other operating income and a $67,000 gain on sale of mortgage-backed securities. The increase in gain on sale of loans was due primarily to a $10.0 million, or 107.5%, increase in sales volume year to year. The increase in other operating income consisted primarily of increases in fees generated from ATM transactions, late charges on loans and negotiable order of withdrawal ("NOW") account fees.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.8 million for the year ended June 30, 2002, an increase of $361,000, or 14.7%, compared to fiscal 2001. The increase resulted primarily from a $135,000, or 12.1%, increase in employee compensation and benefits, a $58,000, or 25.6%, increase in occupancy and equipment, an $83,000, or 35.0%, increase in data processing and a $145,000, or 21.9%, increase in other operating expenses, which were partially offset by a $60,000, or 28.6%, decrease in franchise taxes.

The increase in employee compensation and benefits resulted primarily from overtime compensation paid in connection with the installation of, and training related to, a new data processing system, as well as normal merit increases and an increase in costs related to the employee stock ownership plan and other benefit plans, which were partially offset by an increase in the level of deferred loan origination costs due to the increase in loan origination volume year to year. The increase in occupancy and equipment was due primarily to expenses incurred in connection with the data processing conversion. The increase in data processing expense was also due primarily to costs associated with the data conversion, as well as increased costs associated with the Bank's growth year to year. The conversion to the new data processing platform is expected to facilitate the Bank's expansion of its product offerings and accommodate future growth. The increase in other operating expense included an increase of $52,000 in advertising costs, an increase of $22,000 in internet banking costs and $40,000 in costs associated with NOW account processing. The remaining $31,000 increase in other operating expense was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year. The decrease in franchise taxes was due primarily to refund claims filed on prior year taxes.

Federal Income Taxes. The provision for federal income taxes totaled $573,000 for the year ended June 30, 2002, an increase of $13,000, or 2.3%, over fiscal 2001. The increase resulted primarily from a $25,000, or 1.5%, increase in earnings before taxes. The effective tax rates were 34.0% and 33.7% for the years ended June 30, 2002 and 2001, respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

-------------------------------------------------------------------------------

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

Net Interest Income. Total interest income increased by $1.2 million, or 14.7%, to a total of $9.5 million for the year ended June 30, 2001, compared to $8.3 million for the year ended June 30, 2000. Interest income on loans increased by $1.3 million, or 17.9%, due primarily to an $8.7 million, or 9.0%, increase in the average loan portfolio balance outstanding, and a 60 basis point increase in the average yield, to 7.94% in fiscal 2001. The Bank experienced an increase in its average yield generally due to the increase in higher yielding nonresidential real estate and commercial loans as a percent of the Bank's total portfolio. Interest income on mortgage-backed securities decreased by $90,000, or 9.6%, due primarily to a $2.3 million, or 15.8%, decrease in the average balance outstanding, which was partially offset by a 47 basis point increase in the yield earned on such securities, to 6.88% in fiscal 2001. Interest income on investment securities and interest-bearing deposits increased by $53,000, or 16.1%, due primarily to a $1.2 million, or 20.8%, increase in the average balance outstanding year to year.

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

Other Income. Other income totaled $262,000 for the year ended June 30, 2001, an increase of $83,000, or 46.4%, over the 2000 total. The increase resulted from an $80,000, or 320.0%, increase in gain on sale of loans in fiscal 2001 and a $4,000, or 2.6%, increase in other operating income, which were slightly offset by a $1,000 loss on the sale of real estate acquired through foreclosure. The increase in gain on sale of loans was due primarily to a $6.9 million, or 293.9%, increase in sales volume year to year. Other operating income consists primarily of fees generated from ATM transactions, late charges on loans, safety deposit box rentals and negotiable order of withdrawal ("NOW") account fees.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.5 million for the year ended June 30, 2001, an increase of $189,000, or 8.4%, compared to fiscal 2000. The increase resulted primarily from a $38,000, or 3.5%, increase in employee compensation and benefits, a $52,000, or 28.1%, increase in data processing and a $105,000, or 18.8%, increase in other operating expenses.

The increase in employee compensation and benefits resulted primarily from normal merit increases, which were partially offset by a decrease in costs related to stock benefit plans due to fluctuations in the fair value of the Corporation's stock. The increase in other operating expense included an increase of $43,000 in fees paid for outsourcing of compliance and other consulting services and approximately $19,000 in expense related to real estate acquired through foreclosure. The remaining $43,000 increase in other operating expense, as well as the increase in data processing expense, were comprised primarily of pro-rata increases related to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $560,000 for the year ended June 30, 2001, an increase of $102,000, or 22.3%, over fiscal 2000. The increase resulted primarily from a $281,000, or 20.4%, increase in earnings before taxes. The effective tax rates were 33.7% and 33.2% for the years ended June 30, 2001 and 2000, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

-------------------------------------------------------------------------------

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

                                                                    Year ended June 30,
                                               2002                         2001                        2000
                                   Average   Interest            Average  Interest            Average  Interest
                                outstanding  earned/  Yield/  outstanding earned/   Yield/ outstanding earned/  Yield/
                                   balance     paid     rate     balance    paid      rate    balance    paid     rate
                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable                 $109,208   $7,406     6.78%  $104,771   $8,321      7.94%  $ 96,101   $7,058    7.34%
  Mortgage-backed securities          7,413      388     5.23     12,295      846      6.88     14,599      936    6.41
  Investment securities                 392       14     3.57      2,338      142      6.07      3,000      191    6.37
  Interest-bearing deposits
    and other                        10,563      197     1.87      4,737      240      5.07      2,858      138    4.82
                                    -------    -----     ----    -------    -----      ----    -------    -----    ----
  Total interest-earning assets     127,576    8,005     6.27    124,141    9,549      7.69    116,558    8,323    7.14

  Non-interest-earning assets         4,400                        4,412                         2,516
                                    -------                      -------                       -------

    Total assets                   $131,976                     $128,553                      $119,074
                                    =======                      =======                       =======

Interest-bearing liabilities:
  Deposits                         $ 93,311    3,118     3.34   $ 85,249    3,930      4.61   $ 74,254    3,172    4.27
  Borrowings                         20,548      775     3.77     26,094    1,568      6.01     28,413    1,582    5.57
                                    -------    -----     ----    -------    -----      ----    -------    -----    ----
    Total interest-bearing
      liabilities                   113,859    3,893     3.42    111,343    5,498      4.94    102,667    4,754    4.63
                                               -----     ----               -----      ----               -----    ----

Non-interest-bearing liabilities      1,620                          741                         1,222
                                    -------                      -------                       -------

  Total liabilities                 115,479                      112,084                       103,889

Shareholders' equity                 16,497                       16,469                        15,185
                                    -------                      -------                       -------

    Total liabilities and
      shareholders' equity         $131,976                     $128,553                      $119,074
                                    =======                      =======                       =======

Net interest income                           $4,112                       $4,051                        $3,569
                                               =====                        =====                         =====

Interest rate spread                                     2.85%                         2.75%                       2.51%
                                                         ====                          ====                        ====

Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                               3.22%                         3.26%                       3.06%
                                                         ====                          ====                        ====

Average interest-earning assets to
  average interest-bearing liabilities                 112.05%                       111.49%                     113.53%
                                                       ======                        ======                      ======

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                        Year ended June 30,
                                                          2002 vs. 2001                      2001 vs. 2000
                                                      Increase                           Increase
                                                     (decrease)                         (decrease)
                                                       due to                             due to
                                                 Volume       Rate      Total       Volume       Rate      Total
                                                                          (In thousands)
Interest income attributable to:
  Loans receivable                                $341     $(1,256)    $ (915)       $661        $602     $1,263
  Mortgage-backed securities                      (286)       (172)      (458)       (156)         66        (90)
  Investment securities                            (86)        (42)      (128)        (40)         (9)       (49)
  Interest-bearing deposits and other
                                                   172        (215)       (43)         95           7        102
                                                   ---      ------      -----         ---         ---      -----
Total interest income
                                                   141      (1,685)    (1,544)        560         666      1,226
                                                   ---      ------      -----         ---         ---      -----
Interest expense attributable to:
  Deposits                                         346      (1,158)      (812)        493         265        758
  Borrowings                                      (288)       (505)      (793)       (134)        120        (14)
                                                   ---      ------      -----         ---         ---      -----
Total interest expense                              58      (1,663)    (1,605)        359         385        744
                                                   ---      ------      -----         ---         ---      -----

Increase in net interest income                   $ 83     $   (22)    $   61        $201        $281     $  482
                                                   ===      ======      =====         ===         ===      =====

                         ASSET AND LIABILITY MANAGEMENT

-------------------------------------------------------------------------------

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

Presented below, as of June 30, 2002 and 2001, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 200 and 300 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of First Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and First Federal's strong capital position.

                                                                              June 30, 2002
Change in interest rate            Board limit                      $ change               % change
    (basis points)                  % change                         in NPV                 in NPV
                                                                         (Dollars in thousands)
          +300                       +30.0%                          $1,448                   9.39%
          +200                       +20.0                            1,134                   7.35
         -                             -                                 -                    -
          -200                       -20.0                           (1,464)                 (9.49)
          -300                       -30.0                             (689)                 (4.47)


                                                                              June 30, 2001
Change in interest rate            Board limit                      $ change               % change
    (basis points)                  % change                         in NPV                 in NPV
                                                                         (Dollars in thousands)

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

                         LIQUIDITY AND CAPITAL RESOURCES

-------------------------------------------------------------------------------

First Federal's principal sources of funds are deposits, proceeds from loan sales, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds,
(ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2002, First Federal had commitments to originate loans, including unused lines of credit, totaling $17.7 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2002, 2001 and 2000:

                                                                                Year ended June 30,
                                                                       2002             2001             2000
                                                                                  (In thousands)
Net earnings                                                        $ 1,113            $1,101          $   922
Adjustments to reconcile net earnings to
  net cash from operating activities                                     42               901              608
                                                                     ------             -----           ------
Net cash from operating activities                                    1,155             2,002            1,530
Net cash from investing activities                                    6,707            (1,093)         (13,894)
Net cash from financing activities                                   (3,986)            6,012           11,772
                                                                     ------             -----           ------
Net change in cash and cash equivalents                               3,876             6,921             (592)
Cash and cash equivalents at beginning of year                        9,340             2,419            3,011
                                                                     ------             -----           ------
Cash and cash equivalents at end of year                            $13,216            $9,340          $ 2,419
                                                                     ======             =====           ======

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings institution to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution's total assets, except for those institutions with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $713,000 at June 30, 2002.

First Federal exceeded all of its capital requirements at June 30, 2002. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2002:

                                                                                         Excess over current
                               Regulatory capital           Current requirement              requirement
                                Amount      Percent         Amount     Percent           Amount       Percent
                             (Dollars in thousands)
Tangible capital               $15,129      11.6%           $1,946       1.5%           $13,183      10.1%
Core capital                    15,129      11.6             5,215       4.0              9,914        7.6
Risk-based capital              15,842      17.5             7,225       8.0              8,617        9.5


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

-------------------------------------------------------------------------------

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Corporation had no goodwill or other intangible assets at June 30, 2002. Management adopted SFAS No. 142 effective July 1, 2002, as required, without material effect on the Corporation's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, as required, without material effect on the Corporation's financial condition or results of operations.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.




/s/GRANT THORNTON LLP

Cincinnati, Ohio
August 16, 2002

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             June 30, 2002 and 2001
                        (In thousands, except share data)


         ASSETS                                                                          2002               2001
Cash and due from banks                                                              $  1,490           $  1,316
Interest-bearing deposits in other financial institutions                              11,726              8,024
                                                                                      -------            -------
         Cash and cash equivalents                                                     13,216              9,340

Investment securities designated as available
  for sale - at market                                                                  2,047              1,000
Mortgage-backed securities designated as available for
  sale - at market                                                                      1,551              7,799
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $1,648 and $3,804 as of June 30,
  2002 and 2001, respectively                                                           1,606              3,721
Loans receivable - net                                                                106,718            107,227
Loans held for sale - at lower of cost or market                                          337                240
Office premises and equipment - at depreciated cost                                     1,992              1,171
Stock in Federal Home Loan Bank - at cost                                               1,885              1,786
Accrued interest receivable                                                               454                451
Prepaid expenses and other assets                                                         288                205
Prepaid federal income taxes                                                              209                157
                                                                                      -------            -------

         Total assets                                                                $130,303           $133,097
                                                                                      =======            =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                             $ 95,542           $ 91,018
Advances from the Federal Home Loan Bank                                               17,553             24,732
Accrued interest payable                                                                  100                147
Other liabilities                                                                         413                397
Deferred federal income taxes                                                             154                199
                                                                                      -------            -------
         Total liabilities                                                            113,762            116,493

Commitments                                                                                -                  -

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                                -                  -
  Common stock - authorized 5,000,000 shares without par or
    stated value; 1,454,750 shares issued                                                  -                  -
  Additional paid-in capital                                                            7,861              7,861
  Retained earnings - substantially restricted                                         11,629             10,962
  Accumulated comprehensive income; unrealized gains on securities
    designated as available for sale, net of related tax effects                           19                 55
  Shares acquired by stock benefit plans                                                 (677)              (852)
  Less 217,072 and 141,209 treasury shares at June 30, 2002 and 2001,
    respectively - at cost                                                             (2,291)            (1,422)
                                                                                      -------            -------
         Total shareholders' equity                                                    16,541             16,604
                                                                                      -------            -------

         Total liabilities and shareholders' equity                                  $130,303           $133,097
                                                                                      =======            =======


The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                     Year ended June 30, 2002, 2001 and 2000
                      (In thousands, except per share data)

                                                                                2002           2001         2000
Interest income
  Loans                                                                       $7,406         $8,321       $7,058
  Mortgage-backed securities                                                     388            846          936
  Investment securities                                                           14            142          191
  Interest-bearing deposits and other                                            197            240          138
                                                                               -----          -----        -----
         Total interest income                                                 8,005          9,549        8,323

Interest expense
  Deposits                                                                     3,118          3,930        3,172
  Borrowings                                                                     775          1,568        1,582
                                                                               -----          -----        -----
         Total interest expense                                                3,893          5,498        4,754
                                                                               -----          -----        -----

         Net interest income                                                   4,112          4,051        3,569

Provision for losses on loans                                                    150            201          106
                                                                               -----          -----        -----

         Net interest income after provision for losses on loans               3,962          3,850        3,463

Other income
  Gain on sale of loans                                                          220            105           25
  Loss on sale of real estate acquired through foreclosure                        -              (1)          -
  Gain on sale of mortgage-backed securities designated
    as available for sale                                                         67             -            -
  Other operating                                                                249            158          154
                                                                               -----          -----        -----
         Total other income                                                      536            262          179

General, administrative and other expense
  Employee compensation and benefits                                           1,249          1,114        1,076
  Occupancy and equipment                                                        285            227          229
  Franchise taxes                                                                150            210          214
  Data processing                                                                320            237          185
  Other operating                                                                808            663          558
                                                                               -----          -----        -----
         Total general, administrative and other expense                       2,812          2,451        2,262
                                                                               -----          -----        -----

         Earnings before income taxes                                          1,686          1,661        1,380

Federal income taxes
  Current                                                                        598            549          463
  Deferred                                                                       (25)            11           (5)
                                                                               -----          -----        -----
         Total federal income taxes                                              573            560          458
                                                                               -----          -----        -----

         NET EARNINGS                                                         $1,113         $1,101       $  922
                                                                               =====          =====        =====

         EARNINGS PER SHARE
           Basic                                                                $.94           $.86         $.69
                                                                                 ===            ===          ===

           Diluted                                                              $.92           $.86         $.68
                                                                                 ===            ===          ===

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                              2002           2001           2000
Net earnings                                                                $1,113         $1,101          $ 922

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $4, $201
    and $(61) in 2002, 2001 and 2000, respectively                               8            390           (119)

Reclassification adjustment for realized gains included in
  earnings, net of taxes of $23 in 2002                                        (44)            -              -
                                                                             -----          -----           ----

Comprehensive income                                                        $1,077         $1,491          $ 803
                                                                             =====          =====           ====

Accumulated comprehensive income (loss)                                     $   19         $   55          $(335)
                                                                             =====          =====           ====





































The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 2002, 2001 and 2000
                      (In thousands, except per share data)


                                                                        Unrealized
                                                                    gains (losses)         Shares
                                                                     on securities    acquired by
                                             Additional                 designated          stock       Treasury
                                     Common     paid-in   Retained    as available        benefit        shares-
                                      stock     capital   earnings        for sale          plans        at cost           Total
Balance at July 1, 1999                $ -       $7,798    $ 9,850           $(216)       $(1,207)      $    (21)        $16,204

Net earnings for the year ended
  June 30, 2000                          -           -         922              -              -              -              922
Purchase of treasury shares              -           -          -               -              -            (529)           (529)
Amortization of stock benefit plan
  expense                                -           65         -               -             179             -              244
Unrealized losses on securities
  designated as available for sale,
  net of related tax effects             -           -          -             (119)            -              -             (119)
Exercise of stock options                -          (13)        -               -              -              40              27
Dividends of $.34 per share              -           -        (484)             -              -              -             (484)
                                        ---       -----     ------             ---         ------         ------        --------

Balance at June 30, 2000                 -        7,850     10,288            (335)        (1,028)          (510)         16,265

Net earnings for the year ended
  June 30, 2001                          -           -       1,101              -              -              -            1,101
Purchase of treasury shares              -           -          -               -              -            (912)           (912)
Amortization of stock benefit plan
  expense                                -           11         -               -             176             -              187
Unrealized gains on securities
  designated as available for sale,
  net of related tax effects             -           -          -              390             -              -              390
Dividends of $.36 per share              -           -        (427)             -              -              -             (427)
                                        ---       -----     ------              --         ------         ------        --------

Balance at June 30, 2001                 -        7,861     10,962              55           (852)        (1,422)         16,604

Net earnings for the year ended
  June 30, 2002                          -           -       1,113              -              -              -            1,113
Purchase of treasury shares              -           -          -               -              -            (936)           (936)
Amortization of stock benefit plan
  expense                                -           16         -               -             175             -              191
Unrealized losses on securities
  designated as available for sale,
  net of related tax effects             -           -          -              (36)            -              -              (36)
Exercise of stock options                -          (16)        -               -              -              67              51
Dividends of $.38 per share              -           -        (446)             -              -              -             (446)
                                        ---       -----     ------             ---         ------         ------        --------

Balance at June 30, 2002               $ -       $7,861    $11,629          $   19       $   (677)       $(2,291)        $16,541
                                        ===       =====     ======           =====        =======         ======          ======


The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)

                                                                              2002           2001           2000
Cash flows from operating activities:
  Net earnings for the year                                                $ 1,113        $ 1,101        $   922
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net                       47             23             40
    Amortization of deferred loan origination fees                             (16)            (6)           (25)
    Gain on sale of loans                                                      (18)           (31)            (8)
    Loans originated for sale in the secondary market                      (19,307)        (8,676)        (2,206)
    Proceeds from sale of mortgage loans in the secondary market            19,228          9,288          2,358
    Loss on sale of real estate acquired through foreclosure                    -               1             -
    Depreciation and amortization                                              127            118            138
    Gain on sale of mortgage-backed securities designated as available
     for sale                                                                  (67)            -              -
    Provision for losses on loans                                              150            201            106
    Amortization of stock benefit plan expense                                 191            187            244
    Federal Home Loan Bank stock dividends                                     (99)          (134)          (104)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                               (3)           (22)          (100)
      Prepaid expenses and other assets                                        (83)           (24)            28
      Other liabilities                                                         16            116             31
      Accrued interest payable                                                 (47)           (55)            56
      Federal income taxes
        Current                                                                (52)           (96)            55
        Deferred                                                               (25)            11             (5)
                                                                            ------         ------         ------
         Net cash provided by operating activities                           1,155          2,002          1,530

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available
    for sale                                                                (2,050)            -              -
  Proceeds from maturity of investment securities                            1,000          2,000             -
  Proceeds from sale of mortgage-backed securities designated
    as available for sale                                                    5,107             -              -
  Principal repayments on mortgage-backed securities                         3,223          2,248          2,262
  Purchase of Federal Home Loan Bank stock                                      -              -            (347)
  Loan principal repayments                                                 32,238         30,639         17,338
  Loan disbursements                                                       (31,863)       (36,068)       (33,120)
  Proceeds from sale of real estate acquired through foreclosure                -             124             -
  Purchase of office premises and equipment                                   (948)           (36)           (27)
                                                                            ------         ------         ------
         Net cash provided by (used in) investing activities                 6,707         (1,093)       (13,894)
                                                                            ------         ------         ------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                             7,862            909        (12,364)
                                                                            ------         ------         ------

                            FFD FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                              2002           2001           2000
         Net cash provided by (used in) operating and investing
           activities (subtotal brought forward)                           $ 7,862        $   909       $(12,364)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                           4,524         13,031          5,962
  Proceeds from Federal Home Loan Bank advances                             11,000         24,000         39,491
  Repayments of Federal Home Loan Bank advances                            (18,179)       (29,680)       (32,695)
  Proceeds from exercise of stock options                                       51             -              27
  Purchase of treasury shares                                                 (936)          (912)          (529)
  Cash dividends paid on common stock                                         (446)          (427)          (484)
                                                                            ------         ------        -------
         Net cash provided by (used in) financing activities                (3,986)         6,012         11,772
                                                                            ------         ------        -------

Net increase (decrease) in cash and cash equivalents                         3,876          6,921           (592)

Cash and cash equivalents at beginning of year                               9,340          2,419          3,011
                                                                            ------         ------        -------

Cash and cash equivalents at end of year                                   $13,216        $ 9,340       $  2,419
                                                                            ======         ======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                   $   250        $   651       $    442
                                                                            ======         ======        =======

    Interest on deposits and borrowings                                    $ 3,940        $ 5,553       $  4,698
                                                                            ======         ======        =======


Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of applicable tax effects                      $   (36)       $   390       $   (119)
                                                                            ======         ======        =======

  Recognition of mortgage servicing rights in accordance
    with SFAS No. 140                                                      $   202        $    74       $     17
                                                                            ======         ======        =======

  Transfers from loans to real estate acquired through foreclosure         $    -         $   125       $     -
                                                                            ======         ======        =======





The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, and the Bank's wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 2002 and 2001, Dover's principal assets consisted of an investment in the stock of the Bank's data processor and a deposit account in the Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

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

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At June 30, 2002 and 2001, loans held for sale were carried at cost.

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

    The Bank recorded amortization related to mortgage servicing rights totaling approximately $39,000, $15,000 and $10,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. At June 30, 2002, the fair value and carrying value of the Corporation's mortgage servicing rights were $298,000 and $287,000, respectively. At June 30, 2001, the fair value of the Corporation's mortgage servicing rights approximated the carrying value of $124,000.

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  Loan Origination Fees

    The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

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

    At June 30, 2002 and 2001, the Bank had no loans that would be defined as impaired under SFAS No. 114.

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


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

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $155,000, $119,000 and $145,000 for the fiscal years ended June 30, 2002,
    2001 and 2000, respectively.

    Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank has awarded 31,022 shares under the RRP which vest over a five year period. A provision of $32,000, $66,000 and $62,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

    10.  Earnings Per Share

    Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 65,861, 79,035 and 92,209 unallocated shares held by the ESOP for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

                                                                     2002             2001              2000
    Weighted-average common shares
      outstanding (basic)                                         1,183,697         1,278,968        1,343,818
    Dilutive effect of  assumed exercise
      of stock options                                               22,862               227           12,909
                                                                  ---------         ---------        ---------
    Weighted-average common shares
      outstanding (diluted)                                       1,206,559         1,279,195        1,356,727
                                                                  =========         =========        =========

    Options to purchase 105,563 shares of common stock with a weighted-average exercise price of $9.24 were outstanding at June 30, 2001, but were excluded from the computation of common share equivalents because the exercise prices were greater than the average market price of the common shares.

    11.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2002 and 2001:

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

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2002 and 2001 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2002 and 2001 are as follows:

                                                                   2002                               2001
                                                        Carrying         Fair              Carrying         Fair
                                                           value        value                 value        value
                                                                              (In thousands)
    Financial assets
      Cash and cash equivalents                         $ 13,216     $ 13,216              $  9,340     $  9,340
      Investment securities                                2,047        2,047                 1,000        1,000
      Mortgage-backed securities                           3,157        3,199                11,520       11,603
      Loans receivable                                   107,055      105,034               107,467      106,684
      Federal Home Loan Bank stock                         1,885        1,885                 1,786        1,786
                                                         -------      -------               -------      -------

                                                        $127,360     $125,381              $131,113     $130,413
                                                         =======      =======               =======      =======

    Financial liabilities
      Deposits                                          $ 95,542     $ 92,977              $ 91,018     $ 91,518
      Advances from the Federal Home Loan Bank            17,553       17,942                24,732       24,783
                                                         -------      -------               -------      -------

                                                        $113,095     $110,919              $115,750     $116,301
                                                         =======      =======               =======      =======

    13.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2002, 2001 and 2000 totaled $101,000, $49,000 and $56,000, respectively.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2002 and 2001, are as follows:

                                                                              June 30, 2002
                                                                        Gross               Gross      Estimated
                                                     Amortized     unrealized          unrealized           fair
                                                          cost          gains              losses          value
                                                                              (In thousands)
    Available for sale:
      U.S. Government agency obligations                $2,038           $  9                $ -          $2,047
                                                         =====            ===                 ===          =====

                                                                              June 30, 2001
                                                                        Gross               Gross      Estimated
                                                     Amortized     unrealized          unrealized           fair
                                                          cost          gains              losses          value
                                                                              (In thousands)
    Available for sale:
      U.S. Government agency obligations                $1,000           $ -                 $ -          $1,000
                                                         =====            ===                 ===          =====

    The U. S. Government agency obligation designated as available for sale at June 30, 2002, is scheduled to mature in the fiscal year ended June 30, 2011.

    The U. S. Government agency obligation designated as available for sale at June 30, 2001, was scheduled to mature in the fiscal year ended June 30, 2006.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2002 and 2001, are shown below:

                                                                                   2002
                                                                           Gross            Gross      Estimated
                                                     Amortized        unrealized       unrealized           fair
                                                          cost             gains           losses          value
                                                                              (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates          $1,041              $ 16             $ (1)        $1,056
      Government National Mortgage
        Association participation certificates             565                27               -             592
                                                         -----               ---              ---          -----
         Total mortgage-backed securities
           held to maturity                              1,606                43               (1)         1,648

    Available for sale:
      Federal National Mortgage
        Association participation certificates             858                11               (3)           866
      Federal Home Loan Mortgage
        Corporation participation certificates             129                -                -             129
      Government National Mortgage
        Association participation certificates             544                12               -             556
                                                         -----               ---              ---          -----
         Total mortgage-backed securities
           available for sale                            1,531                23               (3)         1,551
                                                         -----               ---              ---          -----

         Total mortgage-backed securities               $3,137              $ 66             $ (4)        $3,199
                                                         =====               ===              ===          =====

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                   2001
                                                                           Gross            Gross      Estimated
                                                     Amortized        unrealized       unrealized           fair
                                                          cost             gains           losses          value
                                                                              (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates         $ 3,397              $ 61             $ -         $ 3,458
      Government National Mortgage
        Association participation certificates             324                22               -             346
                                                        ------               ---              ---         ------
         Total mortgage-backed securities
           held to maturity                              3,721                83               -           3,804

    Available for sale:
      Federal National Mortgage
        Association participation certificates           6,509                63               -           6,572
      Federal Home Loan Mortgage
        Corporation participation certificates             161                 4               -             165
      Government National Mortgage
        Association participation certificates           1,045                17               -           1,062
                                                        ------               ---              ---         ------
         Total mortgage-backed securities
           available for sale                            7,715                84               -           7,799
                                                        ------               ---              ---         ------

         Total mortgage-backed securities              $11,436              $167             $ -         $11,603
                                                        ======               ===              ===         ======

    The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2002, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                                                     Amortized
                                                                                                       cost
                                                                                                  (In thousands)
    Due within five years                                                                             $   258
    Due within five to ten years                                                                          287
    Due after ten years                                                                                 2,592
                                                                                                        -----

                                                                                                       $3,137
                                                                                                        =====

    As of June 30, 2002, mortgage-backed securities totaling $2.7 million were pledged to secure public deposits.

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30, 2002 and 2001 is as follows:

                                                                                      2002                2001
                                                                                            (In thousands)
    Residential real estate
      One- to four-family                                                         $ 64,560            $ 67,643
      Multi-family                                                                   5,354               7,603
    Nonresidential real estate and land                                             24,917              24,645
    Commercial loans - secured                                                      10,818               6,939
    Commercial loans - unsecured                                                       448                 471
    Consumer and other loans                                                         1,604               1,623
    Deferred loan origination costs                                                    -                     1
                                                                                   -------             -------
                                                                                   107,701             108,925
    Less:
      Undisbursed portion of loans in process                                          269               1,134
      Deferred loan origination fees                                                     1                  -
      Allowance for loan losses                                                        713                 564
                                                                                   -------             -------

                                                                                  $106,718            $107,227
                                                                                   =======             =======

    The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $69.6 million, or 65%, of the total loan portfolio at June 30, 2002, and approximately $74.1 million, or 69%, of the total loan portfolio at June 30, 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

    As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $31.8 million and $17.2 million at June 30, 2002 and 2001, respectively.

    In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $409,000 and $298,000 at June 30, 2002 and 2001, respectively.

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2002, 2001 and 2000:

                                                                            2002           2001           2000
                                                                                     (In thousands)
    Beginning balance                                                       $564           $375           $269
    Provision for losses on loans                                            150            201            106
    Loan charge-offs                                                          (1)           (12)            -
                                                                             ---            ---            ---

    Ending balance                                                          $713           $564           $375
                                                                             ===            ===            ===

    As of June 30, 2002, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at June 30, 2002, 2001 and 2000, totaled $622,000, $105,000 and $225,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $13,000, $3,000 and $12,000 for the years ended June 30, 2002, 2001 and 2000, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30, 2002 and 2001 is comprised of the following:

                                                                                           2002           2001
                                                                                              (In thousands)
    Land                                                                                 $  488         $  323
    Buildings and improvements                                                            1,389            844
    Furniture and equipment                                                                 851            634
                                                                                          -----          -----
                                                                                          2,728          1,801
      Less accumulated depreciation and
        amortization                                                                        736            630
                                                                                          -----          -----

                                                                                         $1,992         $1,171
                                                                                          =====          =====

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30, 2002 and 2001:

    Deposit type and weighted-                                  2002                              2001
    average interest rate                               Amount           %                 Amount         %
                                                                      (Dollars in thousands)
    Demand deposit accounts                           $  4,908          5.1%              $ 3,487          3.8%
    NOW accounts
      2002 - 0.35%                                      11,343         11.9
      2001 - 0.25%                                                                          9,995         11.0
    Passbook
      2002 - 1.59%                                      29,623         31.0
      2001 - 3.34%                                                                         26,467         29.1
                                                        ------       ------                ------        -----
    Total demand, transaction and
      passbook deposits                                 45,874         48.0                39,949         43.9

    Certificates of deposit
      Original maturities of:
        One year or less
          2002 - 2.35%                                  10,261         10.7
          2001 - 5.14%                                                                     10,025         11.0
        12 months to 36 months
          2002 - 4.46%                                  34,353         36.0
          2001 - 6.31%                                                                     35,409         38.9
      Individual retirement accounts
        2002 - 4.60%                                     5,054          5.3
        2001 - 6.07%                                                                        5,635          6.2
                                                        ------       ------                ------        -----

    Total certificates of deposit                       49,668         52.0                51,069         56.1
                                                        ------       ------                ------        -----

    Total deposit accounts                             $95,542       100.0%               $91,018        100.0%
                                                        ======       =====                 ======        =====

    The Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $7.3 million and $6.6 million at June 30, 2002 and 2001, respectively.

    Interest expense on deposits for the years ended June 30, 2002, 2001 and 2000 is summarized as follows:

                                                                              2002           2001           2000
                                                                                       (In thousands)
    Passbook                                                                $  586         $  960         $  885
    NOW accounts                                                                36             39             68
    Certificates of deposit                                                  2,496          2,931          2,219
                                                                             -----          -----          -----

                                                                            $3,118         $3,930         $3,172
                                                                             =====          =====          =====

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at June 30, 2002 and 2001 are summarized as follows:

                                                                                      2002                2001
                                                                                           (In thousands)
    Less than one year                                                             $29,351             $37,145
    One year to two years                                                           11,386              10,764
    Two years to three years                                                         8,931               3,160
                                                                                    ------              ------

                                                                                   $49,668             $51,069
                                                                                    ======              ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2002 by a pledge of certain residential mortgage loans totaling $22.0 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

    Interest                    Maturing in year
    rate                        ending June 30,                                       2002                2001
                                                                                        (Dollars in thousands)
    5.52%                            2002                                          $    -              $ 4,000
    1.77%                            2004                                            2,500                  -
    3.90% - 8.15%                    2005                                                8               2,512
    5.06% - 5.65%                    2009                                            5,727               5,814
    1.94% - 6.10%                    After 2009                                      9,318              12,406
                                                                                    ------              ------

                                                                                   $17,553             $24,732
                                                                                    ======              ======

    Weighted-average interest rate                                                    3.67%               4.78%
                                                                                      ====                ====

NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2002, 2001 and 2000 as follows:

                                                                            2002           2001           2000
                                                                                  (Dollars in thousands)
    Federal income taxes at statutory rate                                  $573           $565           $469
    Increase (decrease) in taxes resulting primarily from:
      Nontaxable interest income                                              (4)            (6)           (11)
      Other                                                                    4              1             -
                                                                             ---            ---            ---
    Federal income taxes per consolidated
      financial statements                                                  $573           $560           $458
                                                                             ===            ===            ===

    Effective tax rate                                                     34.0%           33.7%          33.2%
                                                                           ====            ====           ====

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE H - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at June 30, 2002 and 2001 is as follows:

    Taxes (payable) refundable on temporary                                              2002             2001
    differences at statutory rate:                                                           (In thousands)
    Deferred tax assets:
      Retirement expense                                                                $  72            $  44
      General loan loss allowance                                                         243              192
      Other                                                                                 6                2
                                                                                         ----             ----
         Deferred tax assets                                                              321              238

    Deferred tax liabilities:
      Deferred loan origination costs                                                     (54)             (66)
      Federal Home Loan Bank stock dividends                                             (255)            (222)
      Difference between book and tax depreciation                                        (35)             (38)
      Unrealized gains on securities designated as available
        for sale                                                                          (10)             (29)
      Percentage of earnings bad debt deduction                                           (24)             (40)
      Mortgage servicing rights                                                           (97)             (42)
                                                                                         ----             ----
         Deferred tax liabilities                                                        (475)            (437)
                                                                                         ----             ----

         Net deferred tax liability                                                     $(154)           $(199)
                                                                                         ====             ====

    Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2002, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2002.

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

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


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

    At June 30, 2002, the Bank had outstanding commitments of approximately $4.1 million to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $9.6 million and unused lines of credit under commercial loans of $4.0 million. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2002, and will be funded from normal cash flow from operations.


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

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE J - REGULATORY CAPITAL (continued)

    During the 2002 fiscal year, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

    As of June 30, 2002 and 2001, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                                As of June 30, 2002
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $15,129    11.6%         =>$1,956    =>1.5%          =>$6,519     => 5.0%

    Core capital                        $15,129    11.6%         =>$5,215    =>4.0%          =>$7,822     => 6.0%

    Risk-based capital                  $15,842    17.5%         =>$7,225    =>8.0%          =>$9,031     =>10.0%


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

                          June 30, 2002, 2001 and 2000


NOTE K- CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years ended June 30, 2002, 2001 and 2000.

                            FFD FINANCIAL CORPORATION

                        STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2002 and 2001
                                 (In thousands)

         ASSETS                                                                          2002               2001
    Cash and due from banks                                                           $   532            $   924
    Loan receivable from ESOP                                                             635                740
    Investment in First Federal Community Bank                                         15,176             14,800
    Accrued interest receivable                                                            12                 12
    Prepaid federal income taxes                                                          181                125
    Prepaid expenses and other assets                                                       5                  3
                                                                                       ------             ------

         Total assets                                                                 $16,541            $16,604
                                                                                       ======             ======

         SHAREHOLDERS' EQUITY

    Shareholders' equity
      Common stock and additional paid-in capital                                     $ 7,861            $ 7,861
      Retained earnings                                                                11,629             10,962
      Unrealized gains on securities designated as available
        for sale, net of related tax effects                                               19                 55
      Shares acquired by stock benefit plans                                             (677)              (852)
      Treasury shares - at cost                                                        (2,291)            (1,422)
                                                                                       ------             ------

         Total shareholders' equity                                                   $16,541            $16,604
                                                                                       ======             ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

                            FFD FINANCIAL CORPORATION

                             STATEMENTS OF EARNINGS
                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)

                                                                                2002             2001              2000
    Revenue
      Interest income                                                         $   30           $   34            $   60
      Equity in earnings of subsidiary                                         1,221            1,233             1,002
                                                                               -----            -----             -----
         Total revenue                                                         1,251            1,267             1,062

    General and administrative expenses                                          194              234               181
                                                                               -----            -----             -----

         Earnings before income tax credits                                    1,057            1,033               881

    Federal income tax credits                                                   (56)             (68)              (41)
                                                                               -----            -----             -----

         NET EARNINGS                                                         $1,113           $1,101            $  922
                                                                               =====            =====             =====


                            FFD FINANCIAL CORPORATION

                            STATEMENTS OF CASH FLOWS
                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                                2002             2001              2000
    Cash provided by (used in) operating activities:
      Net earnings for the year                                               $1,113           $1,101            $  922
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
        Distributions from subsidiary in excess of earnings                       -               967                -
        Undistributed earnings of subsidiary                                    (221)              -             (1,001)
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                       (2)              29               (13)
          Prepaid federal income taxes                                           (56)             (68)               15
                                                                               -----            -----             -----
          Net cash provided by (used in) operating activities                    834            2,029               (77)

    Cash flows provided by investing activities:
      Proceeds from repayment of loan to ESOP                                    105               98                93

    Cash flows provided by (used in) financing activities:
      Proceeds from other borrowed money                                          -               225                -
      Repayments of other borrowed money                                          -              (225)               -
      Proceeds from exercise of stock options                                     51               -                 27
      Purchase of treasury shares                                               (936)            (912)             (529)
      Cash dividends paid on common stock                                       (446)            (427)             (484)
                                                                               -----            -----             -----
          Net cash used in financing activities                               (1,331)          (1,339)             (986)
                                                                               -----            -----             -----

    Net increase (decrease) in cash and cash equivalents                        (392)             788              (970)

    Cash and cash equivalents at beginning of year                               924              136             1,106
                                                                               -----            -----             -----

    Cash and cash equivalents at end of year                                  $  532           $  924            $  136
                                                                               =====            =====             =====

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


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

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized with respect to the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2002, 2001 and 2000, would have been reduced to the pro forma amounts indicated below:

                                                                                  2002         2001         2000
    Net earnings (In thousands)                  As reported                    $1,113       $1,101         $922
                                                                                 =====        =====          ===

                                                   Pro-forma                    $1,095       $1,045         $865
                                                                                 =====        =====          ===

    Earnings per share
      Basic                                      As reported                      $.94         $.86         $.69
                                                                                   ===          ===          ===

                                                   Pro-forma                      $.92         $.82         $.65
                                                                                   ===          ===          ===

      Diluted                                    As reported                      $.92         $.86         $.68
                                                                                   ===          ===          ===

                                                   Pro-forma                      $.90         $.81         $.63
                                                                                   ===          ===          ===

                            FFD FINANCIAL CORPORATION

                          June 30, 2002, 2001 and 2000


NOTE L - STOCK OPTION PLAN (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 2002, 2001 and 2000: dividend yield of 3.5%, 4.0% and 3.0%; expected volatility of 36.7%, 23.5% and 27.3%; a risk-free interest rate of 3.0%, 5.0% and 6.0%, respectively, and an expected life of ten years for all grants.

    A summary of the status of the Corporation's stock option plan as of June 30, 2002, 2001 and 2000, and changes during the years then ended are presented below:

                                               2002                      2001                        2000
                                                   Weighted-                 Weighted-                 Weighted-
                                                     average                   average                   average
                                                    exercise                  exercise                  exercise
                                         Shares        price       Shares        price       Shares        price
    Outstanding at beginning of year    108,563       $ 9.22      109,538        $ 9.36     117,883        $10.26
    Granted                               2,000        12.00        3,000          8.38      18,635         10.11
    Exercised                            (5,578)        9.14          -              -       (2,967)         9.14
    Forfeited                              (600)       14.59       (3,975)        12.43     (24,013)        14.38
                                        -------        -----      -------         -----     -------         -----

    Outstanding at end of year          104,385       $ 9.25      108,563        $ 9.22     109,538        $ 9.36
                                        =======        =====      =======         =====     =======         =====

    Options exercisable at year-end      90,604       $ 9.21       73,612        $ 9.14      52,017        $ 9.20
                                        =======        =====      =======         =====     =======         =====
    Weighted-average fair value of
      options granted during the year                 $ 3.59                     $ 1.82                    $ 3.21
                                                       =====                      =====                     =====


    The following information applies to options outstanding at June 30, 2002:

    Number outstanding                                                  104,385
    Range of exercise prices                                     $9.14 - $12.00
    Weighted-average exercise price                                       $9.25
    Weighted-average remaining contractual life in years                    5.2

                            FFD FINANCIAL CORPORATION
                                       AND
                          FIRST FEDERAL COMMUNITY BANK

                        DIRECTORS AND EXECUTIVE OFFICERS

===============================================================================
               Board of Directors of                                          Executive Officers of
           FFD Financial Corporation and                                    FFD Financial Corporation
           First Federal Community Bank
                                                                                 Trent B. Troyer
                Stephen G. Clinton                                    President and Chief Executive Officer
                     President
             Capital Market Securities                                          Scott C. Finnell
                        and                                                 Executive Vice President
                  Vice-President
               Young and Associates                                             Robert R. Gerber
                                                                  Vice President, Treasurer and Chief Financial
                  J. Richard Gray                                                    Officer
                     Chairman
               Hanhart Agency, Inc.                                            Shirley A. Wallick
                                                                               Corporate Secretary
                 Richard J. Herzig
                Chairman - Retired                                            Executive Officers of
         Toland-Herzig Funeral Homes, Inc.                                First Federal Community Bank

                  Enos L. Loader                                                 Trent B. Troyer
             Chairman of the Board and                                President and Chief Executive Officer
            Retired Senior Bank Officer
                                                                                Scott C. Finnell
                Roy O. Mitchell, Jr                                         Executive Vice President
            Managing Officer - Retired
           First Federal Community Bank                                         Robert R. Gerber
                                                                  Vice President, Treasurer and Chief Financial
                 Robert D. Sensel                                                    Officer
       President and Chief Executive Officer
              Dover Hydraulics, Inc.                                           Shirley A. Wallick
                                                                              Corporate Secretary

                                                                                Other Officers of
                                                                          First Federal Community Bank

                                                                                Michele L. Larkin
                                                                                 Vice President

                                                                                 Jody P. Stoldt
                                                                                 Vice President

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

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948


                                 ANNUAL MEETING

==============================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 15, 2002, at 1:00 p.m., Eastern Time, at the Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB

==============================================================================

A copy of FFD's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                              Attention: Secretary