Form 10KSB/A, Exhibit 13
period 2003-06-30
FFD FINANCIAL CORP/OH
filed 2004-05-10
CIK 1006177

EXHIBIT 13
                          ANNUAL REPORT TO SHAREHOLDERS

                      BUSINESS OF FFD FINANCIAL CORPORATION

================================================================================

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

First Federal's business involves attracting deposits from individual and business customers and using such deposits to originate loans to individuals and businesses in its market area consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, and individual retirement accounts as well as certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, and from loan sales and loan and mortgage-backed securities repayments. First Federal conducts business from three locations, two in Dover, Ohio and one in New Philadelphia, Ohio. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

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

There were 1,212,997 common shares of FFD outstanding on September 10, 2003, held of record by approximately 603 shareholders. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal years 2003 and 2002.

                                            High Trade          Low Trade           Cash Dividends Declared
Fiscal 2002
 Quarter Ended
    September 30, 2001                          $11.55               $9.60                     $.090
    December 31, 2001                            12.50                9.61                      .095
    March 31, 2002                               12.25               11.95                      .095
    June 30, 2002                                14.95               11.50                      .095


                                            High Trade          Low Trade           Cash Dividends Declared
Fiscal 2003
 Quarter Ended
    September 30, 2002                          $14.00              $11.50                     $.095
    December 31, 2002                            13.25               10.00                      .100
    March 31, 2003                               14.50               11.20                      .100
    June 30, 2003                                14.50               11.44                      .100

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

Selected consolidated financial                                            At June 30,
condition data:                                  2003           2002          2001           2000          1999
                                                                         (In thousands)
Total amount of:
Assets                                         $136,408        $130,303     $133,097       $125,147     $112,293
Interest-bearing deposits                        10,398          11,726        8,024          1,485        2,167
Investment securities available for sale -
  at market                                       1,502           2,047        1,000          2,875        2,924
Mortgage-backed securities available
  for sale - at market                              832           1,551        7,799          9,135       10,978
Mortgage-backed securities held to
  maturity - at cost                                651           1,606        3,721          4,189        4,779
Loans receivable - net (1)                      115,966         107,055      107,467        102,939       87,382
Deposits                                        104,351          95,542       91,018         77,987       72,025
Advances from the FHLB and other
  borrowings                                     13,891          17,553       24,732         30,412       23,616

Shareholders' equity, restricted                 16,918          16,541       16,604         16,265       16,204


                                                                    For the year ended June 30,

Summary of earnings:                              2003            2002         2001           2000         1999
                                                              (In thousands, except per share data)
Interest income                                  $6,758          $8,005       $9,549         $8,323       $6,915
Interest expense                                  2,966           3,893        5,498          4,754        3,941
                                                 ------          ------       ------         ------       ------
Net interest income                               3,792           4,112        4,051          3,569        2,974

Provision for losses on loans                       131             150          201            106           --
                                                 ------          ------       ------         ------       ------
Net interest income after provision
  for losses on loans                             3,661           3,962        3,850          3,463        2,974

Other income                                      1,038             536          262            179          428
General, administrative and other
  expense                                         3,133           2,812        2,451          2,262        2,317
                                                 ------          ------       ------         ------       ------
Earnings before income taxes                      1,566           1,686        1,661          1,380        1,085

Federal income taxes                                534             573          560            458          368
                                                 ------          ------       ------         ------       ------

Net earnings                                     $1,032          $1,113       $1,101         $  922       $  717
                                                 ======          ======       ======         ======       ======
 Earnings per share
  Basic                                          $  .88          $  .94       $  .86         $  .69       $  .53
                                                 ======          ======       ======         ======       ======

  Diluted                                        $  .86          $  .92       $  .86         $  .68       $  .51
                                                 ======          ======       ======         ======       =======

-----------

(1)   Includes loans held for sale.

Selected financial ratios                                       At or for the year ended June 30,
  and other data:                                   2003         2002          2001         2000         1999
Return on average assets                            0.77%        0.84%         0.86%        0.77%        0.69%
Return on average equity                            6.17         6.75          6.69         6.07         5.11
Interest rate spread                                2.62         2.85          2.75         2.51         2.37
Net interest margin                                 2.95         3.22          3.26         3.06         2.92
General, administrative and other
  expense to average assets                         2.34         2.13          1.91         1.90         2.25
Average equity to average
  assets                                           12.50        12.50         12.81        12.75        13.59
Nonperforming and impaired assets
  to total assets                                   1.76         0.48          0.08         0.18         0.01
Nonperforming and impaired loans to
  total loans                                       1.88         0.58          0.10         0.22         0.02
Delinquent loans to total loans (1)                 1.28         2.57          0.96         0.61         0.39
Allowance for loan losses to
  total loans                                       0.68         0.66          0.52         0.36         0.30
Allowance for loan losses to
  nonperforming and impaired loans                 36.45       114.63        537.14       166.67     1,793.33
Average interest-earning assets
  to average interest-bearing liabilities         114.63       112.05        111.49       113.53       114.24
Dividend payout ratio                              44.89        39.89         41.86        49.28        56.60
Number of full service offices (2)                     3            3             2            2            2

-------------

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

(2)   The Bank's third full service office opened on July 3, 2002.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                     GENERAL

--------------------------------------------------------------------------------

FFD was incorporated in 1996 for the purpose of owning all of First Federal's outstanding stock after the conversion. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, included in this Annual Report.

       CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2002 TO JUNE 30, 2003

--------------------------------------------------------------------------------

The Corporation's assets at June 30, 2003, totaled $136.4 million, a $6.1 million, or 4.7%, increase over the total at June 30, 2002. This increase was comprised primarily of an $8.9 million increase in loans receivable, partially offset by decreases in cash, interest-bearing deposits, mortgage backed securities and investment securities. The funding for the asset growth was primarily from an $8.8 million increase in deposits which was partially offset by a decrease in advances from the Federal Home Loan Bank of $3.7 million.

Cash and interest-bearing deposits totaled $12.2 million at June 30, 2003, a decrease of $1.0 million, or 7.4%, from June 30, 2002. Investment securities totaled $1.5 million at June 30, 2003, a decrease of $500,000. Maturities and calls of investment securities totaling $8.0 million were substantially offset by purchases of $7.5 million of U. S. Government agency securities.

Mortgage-backed securities totaled $1.5 million at June 30, 2003, a $1.7 million, or 53.0%, decrease from the total at June 30, 2002, due primarily to principal repayments. Repayments of mortgage-backed securities totaled $2.6 million, which were partially offset by purchases totaling $1.0 million.

Loans receivable, including loans held for sale, totaled $116.0 million at June 30, 2003, an increase of $8.9 million, or 8.3%, over the June 30, 2002 total. Loan disbursements during fiscal 2003 totaled $94.7 million, which were substantially offset by principal repayments of $41.3 million and loans sold in the secondary market totaling $44.2 million. Loan origination volume during the year ended June 30, 2003, increased by $43.5 million, or 85.0%, compared to fiscal 2002. During fiscal 2003, management continued to meet consumer preference for fixed-rate loans in the prevailing low interest rate environment, by selling lower-yielding fixed-rate mortgage loans in the secondary market. The volume of loans sold during fiscal 2003 increased by $25.0 million, or 129.9%, over fiscal 2002. As a result, the portfolio of loans secured by one- to four-family residential real estate declined by $2.2 million to $62.4 million at June 30, 2003. Loans secured by nonresidential real estate and land totaled $28.5 million at June 30, 2003, compared to $24.9 million at June 30, 2002. Commercial loans totaled $19.5 million at June 30, 2003, compared to $11.3 million at June 30, 2002. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business and the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $818,000 and $713,000 at June 30, 2003 and 2002, respectively, which represented .68% and .66% of total loans and 36.5% and 114.6% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans amounted to $2.2 million and $622,000 at June 30, 2003 and 2002, respectively. The increase in the nonperforming and impaired loans is due to the results of individual loan testing on certain commercial loans as of June 30, 2003. Management believes that the Bank's nonperforming and impaired loans at June 30, 2003 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2003, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $104.4 million at June 30, 2003, an $8.8 million, or 9.2%, increase over total deposits at June 30, 2002. This increase resulted primarily from management's efforts to generate growth through advertising and pricing strategies, and the opening of a new branch in July 2002. Proceeds from deposit growth were used primarily to fund new loan originations and to repay FHLB advances during the period.

FHLB advances totaled $13.9 million at June 30, 2003, a $3.7 million, or 20.1%, decrease from June 30, 2002. The repayment of FHLB advances was funded primarily by the increase in deposits and proceeds from sales and repayments of mortgage-backed securities.

Shareholders' equity totaled $16.9 million at June 30, 2003, an increase of $377,000, or 2.3%, over June 30, 2002 levels, as net earnings of $1.0 million and a $118,000 reduction in the shares acquired by benefit plans were partially offset by dividends paid totaling $459,000 and purchases of treasury shares totaling $380,000.

                        COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

--------------------------------------------------------------------------------

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

General. FFD's net earnings totaled $1.0 million for the fiscal year ended June 30, 2003, a decrease of $81,000, or 7.3%, compared to fiscal 2002. The decrease in net earnings resulted primarily from a $320,000 decrease in net interest income and a $321,000 increase in general administrative and other expense, which were partially offset by a $502,000 increase in other income and a $39,000 decrease in the provision for federal income taxes.

Net Interest Income. Total interest income decreased by $1.2 million, or 15.6%, to a total of $6.8 million for the year ended June 30, 2003, compared to $8.0 million for the fiscal year ended June 30, 2002. Interest income on loans decreased by $1.0 million, or 13.9%, due primarily to a 101 basis point decrease in the average yield, to 5.77% in fiscal 2003, which was offset slightly by a $1.2 million, or 1.1%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $289,000, or 74.5%, due primarily to a $5.1 million, or 69.4%, decrease in the average balance outstanding, and an 87 basis point decrease in the average yield earned on such securities, to 4.36% in fiscal 2003. Interest income on investment securities increased by $95,000 due primarily to a $3.0 million increase in the average balance outstanding, which was partially offset by a 40 basis point decrease in the average yield year to year. Interest income on interest-bearing deposits decreased by $20,000, or 10.2%, due primarily to a

42 basis point decrease in the average yield, which was partially offset by a $1.7 million, or 15.7%, increase in the average balance outstanding year to year. Decreases in the average yields on interest-earning assets were due primarily to the overall reduction in interest rates in the economy.

Interest expense on deposits decreased by $736,000 or 23.6%, for the year ended June 30, 2003, compared to fiscal 2002, due primarily to a decrease in the average cost of deposits of 88 basis points, to 2.46% for fiscal 2003, which was partially offset by a $3.6 million, or 3.8%, increase in the average deposit portfolio balance outstanding year to year. Decreases in the average cost of deposits were due primarily to the overall decline in interest rates in the economy.

Interest expense on borrowings decreased by $191,000, or 24.6%, due primarily to a $5.5 million, or 26.7%, decrease in the average balance of advances outstanding, which was partially offset by a 10 basis point increase in the average cost of such borrowings, to 3.87% in fiscal 2003. The Bank elected to prepay certain advances that could be prepaid without penalty. Additional prepayments of the remaining higher cost advances are unlikely because of the significant penalties.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $320,000, or 7.8%, for the fiscal year ended June 30, 2003, compared to fiscal 2002. The interest rate spread amounted to 2.62% for the fiscal year ended June 30, 2003, compared to 2.85% for fiscal 2002, while the net interest margin was 2.95% in fiscal 2003, compared to 3.22% in fiscal 2002.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $131,000 for the year ended June 30, 2003, a decrease of $19,000, or 12.7%, compared to fiscal 2002. First Federal's fiscal 2003 provision was predicated primarily on the growth in the commercial and nonresidential loan portfolios and the increase in nonperforming loans. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $1.0 million for the fiscal year ended June 30, 2003, an increase of $502,000, or 93.7%, over fiscal 2002. The increase resulted primarily from a $688,000, or 312.7%, increase in gain on sale of loans, partially offset by decreases of $119,000, or 47.8%, in other operating income and $67,000 in gain on sale of mortgage-backed securities. The increase in gain on sale of loans was due primarily to a $25.0 million, or 129.9%, increase in sales volume year to year. The decrease in other operating income was due primarily to an increase in amortization of mortgage servicing rights of $135,000 and a $61,000 impairment charge recorded on the mortgage servicing rights asset based upon a fair value analysis of this asset. These charges were partially offset by an increase of $85,000 in fees on deposit accounts and transactions. As interest rates rise, the volume of loan sales and the amount of gain on sale of loans is likely to decline.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 2003, an increase of $321,000, or 11.4%, compared to fiscal 2002. The increase resulted primarily from a $226,000, or 28.0%, increase in other operating expense, a $102,000, or 35.8%, increase in occupancy and equipment, and $41,000, or 27.3%, increase in franchise taxes, which were partially offset by a $51,000, or 15.9%, decrease in data processing.

The increase in other operating expenses included increases of $45,000 in check printing charges, and $35,000 in NOW account expense, primarily related to the Bank's growth in deposits and home equity loans, costs incurred in connection with the opening of the new Boulevard office, including increases of $39,000 in advertising expense, $27,000 in stationery and office supplies and $14,000 in legal fees. The remaining

$66,000 increase in other operating expense was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year. The increase in occupancy and equipment expense was due primarily to an increase in depreciation expense related to the new office that opened in July of 2002. The increase in franchise taxes was due to the effect of refunds received in fiscal 2002. The decrease in data processing fees resulted from nonrecurring costs associated with the data conversion in fiscal 2002.

Federal Income Taxes. The provision for federal income taxes totaled $534,000 for the fiscal year ended June 30, 2003, a decrease of $39,000, or 6.8%, compared to fiscal 2002. The decrease resulted primarily from a $120,000, or 7.1%, decrease in earnings before taxes. The effective tax rates were 34.1% and 34.0% for the fiscal years ended June 30, 2003 and 2002, respectively.

                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

--------------------------------------------------------------------------------

General. FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2002, an increase of $12,000, or 1.1%, over the net earnings recorded in fiscal 2001. The increase in net earnings resulted from a $61,000 increase in net interest income, a $51,000 decrease in the provision for losses on loans and a $274,000 increase in other operating income, which were substantially offset by a $361,000 increase in general, administrative and other expense and a $13,000 increase in the provision for federal income taxes.

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

Other Income. Other income totaled $536,000 for the year ended June 30, 2002, an increase of $274,000, or 104.6%, over the 2001 total. The increase resulted primarily from a $115,000, or 109.5%, increase in gain on sale of loans in fiscal 2002, a $92,000, or 58.6%, increase in other operating income and a $67,000 gain on sale of mortgage-backed securities. The increase in gain on sale of loans was due primarily to a $10.0 million, or 107.5%, increase in sales volume year to year. The increase in other operating income consisted primarily of increases in fees generated from ATM transactions, late charges on loans and negotiable order of withdrawal ("NOW") account fees.

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

                                                                        Year ended June 30,
                                                        2003                                       2002
                                            Average      Interest                      Average      Interest
                                          outstanding     earned/       Yield/       outstanding     earned/       Yield/
                                            balance        paid          rate          balance        paid          rate
                                                                        (Dollars in thousands)
Interest-earning assets:
  Loans receivable                         $ 110,406     $   6,373        5.77%       $ 109,208     $   7,406       6.78%
  Mortgage-backed securities                   2,270            99        4.36            7,413           388       5.23
  Investment securities                        3,435           109        3.17              392            14       3.57
  Interest-bearing deposits
    and other                                 12,222           177        1.45           10,563           197       1.87
                                           ---------     ---------   ---------        ---------     ---------     ------
  Total interest-earning assets              128,333         6,758        5.27          127,576         8,005       6.27

  Non-interest-earning assets                  5,382                                      4,400
                                           ---------                                  ---------
    Total assets                           $ 133,715                                  $ 131,976
                                           =========                                  =========

Interest-bearing liabilities:
  Deposits                                 $  96,886         2,382        2.46        $  93,311         3,118       3.34
  Borrowings                                  15,066           584        3.87           20,548           775       3.77
                                           ---------     ---------   ---------        ---------     ---------     ------
    Total interest-bearing
      liabilities                            111,952         2,966        2.65          113,859         3,893       3.42
                                                         ---------   ---------                      ---------     ------

Non-interest-bearing liabilities               5,050                                      1,620
                                           ---------                                  ---------

  Total liabilities                          117,002                                    115,479

Shareholders' equity                          16,713                                     16,497
                                           ---------                                  ---------
    Total liabilities and
      shareholders' equity                 $ 133,715                                  $ 131,976
                                           =========                                  =========

Net interest income                                      $   3,792                                  $   4,112
                                                         =========                                  =========

Interest rate spread                                                      2.62%                                     2.85%
                                                                     =========                                    ======
Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                                                2.95%                                     3.22%
                                                                     =========                                    ======
Average interest-earning assets to
  average interest-bearing liabilities                                  114.63%                                   112.05%
                                                                     =========                                    ======

                                                   Year ended June 30,
                                                          2001
                                            Average      Interest
                                          outstanding     earned/       Yield/
                                            balance        paid          rate
Interest-earning assets:
  Loans receivable                         $ 104,771     $   8,321       7.94%
  Mortgage-backed securities                  12,295           846       6.88
  Investment securities                        2,338           142       6.07
  Interest-bearing deposits
    and other                                  4,737           240       5.07
                                           ---------     ---------     ------
  Total interest-earning assets              124,141         9,549       7.69

  Non-interest-earning assets                  4,412
                                           ---------

    Total assets                           $ 128,553
                                           =========

Interest-bearing liabilities:
  Deposits                                 $  85,249         3,930       4.61
  Borrowings                                  26,094         1,568       6.01
                                           ---------     ---------     ------
    Total interest-bearing
      liabilities                            111,343         5,498       4.94
                                                         ---------     ------
Non-interest-bearing liabilities                 741
                                           ---------

  Total liabilities                          112,084

Shareholders' equity                          16,469
                                           ---------

    Total liabilities and
      shareholders' equity                 $ 128,553
                                           =========

Net interest income                                      $   4,051
                                                         =========

Interest rate spread                                                     2.75%
                                                                       ======

Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                                               3.26%
                                                                       ======

Average interest-earning assets to
  average interest-bearing liabilities                                 111.49%
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

                                                                        Year ended June 30,

                                                               2003 vs. 2002                      2002 vs. 2001

                                                          Increase                           Increase

                                                         (decrease)                         (decrease)

                                                           due to                             due to

                                                    Volume       Rate        Total      Volume        Rate        Total
                                                                                (In thousands)
Interest income attributable to:
  Loans receivable                                  $  81      $(1,114)     $(1,033)     $ 341      $(1,256)     $  (915)
  Mortgage-backed securities                         (232)         (57)        (289)      (286)        (172)        (458)
  Investment securities                                97           (2)          95        (86)         (42)        (128)
  Interest-bearing deposits and other                  29          (49)         (20)       172         (215)         (43)
                                                    -----      -------      -------      -----      -------      -------

     Total interest income                            (25)      (1,222)      (1,247)       141       (1,685)      (1,544)
                                                    -----      -------      -------      -----      -------      -------

Interest expense attributable to:
  Deposits                                            114         (850)        (736)       346       (1,158)        (812)
  Borrowings                                         (211)          20         (191)      (288)        (505)        (793)
                                                    -----      -------      -------      -----      -------      -------

     Total interest expense                           (97)        (830)        (927)        58       (1,663)      (1,605)
                                                    -----      -------      -------      -----      -------      -------

     Increase (decrease) in net interest income     $  72      $  (392)     $  (320)     $  83      $   (22)     $    61
                                                    =====      =======      =======      =====      =======      =======

                         ASSET AND LIABILITY MANAGEMENT

--------------------------------------------------------------------------------

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2003 and 2002, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200, +300 and -100 basis points in market interest rates. In consideration of the interest rate environment and the improbability of negative rate adjustments greater than 100 basis points, shocks greater than negative 100 basis points are not presented.

                                        June 30, 2003
            Net Interest Income                               Net Portfolio Value

   Projected                   Change       Percent                  Change       Percent
 interest rate   Estimated      from        change      Estimated     from         change
   scenario         NII         base       from base      value       base        from base
     +300         $ 4,755     $   980        25.95%      $16,152     $ 3,501        27.68%
     +200           4,483         708        18.74        15,337       2,687        21.24
     +100           4,153         378        10.01        14,193       1,542        12.19
     Base           3,775          --           --        12,651          --           --
     -100           3,400        (375)       (9.94)       11,137      (1,513)      (11.96)


                                         June 30, 2003
             Net Interest Income                              Net Portfolio Value

   Projected                    Change      Percent                  Change        Percent
 interest rate    Estimated      from       change      Estimated     from         change
   scenario          NII         base      from base      value       base        from base
     +300         $ 4,089         480        13.30%      $16,871     $ 1,448         9.39%
     +200           3,962         353         9.78        16,557       1,134         7.35
     +100           3,796         187         5.19        16,061         639         4.14
     Base           3,609          --           --        15,423          --           --
     -100           3,447        (162)       (4.49)       14,688        (735)       (4.76)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

First Federal's principal sources of funds are deposits, proceeds from loan sales, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds,
(ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2003, First Federal had commitments to originate loans, including unused lines of credit, totaling $27.0 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2003, 2002 and 2001:

                                                           Year ended June 30,
                                                     2003          2002         2001
                                                              (In thousands)

Net earnings                                       $  1,032      $  1,113      $ 1,101
Adjustments to reconcile net earnings to
  net cash from operating activities                   (395)           42          901
                                                   --------      --------      -------
Net cash from operating activities                      637         1,155        2,002
Net cash from investing activities                   (5,956)        6,707       (1,093)
Net cash from financing activities                    4,346        (3,986)       6,012
                                                   --------      --------      -------
Net change in cash and cash equivalents                (973)        3,876        6,921
Cash and cash equivalents at beginning of year       13,216         9,340        2,419
                                                   --------      --------      -------
Cash and cash equivalents at end of year           $ 12,243      $ 13,216      $ 9,340
                                                   ========      ========      =======

First Federal, a savings association, is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

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

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $818,000 at June 30, 2003.

First Federal exceeded all of its capital requirements and met the definition of "well-capitalized" under OTS regulations at June 30, 2003. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2003:

                                                                                       Excess over current
                              Regulatory capital          Current requirement              requirement
                              Amount      Percent          Amount     Percent           Amount     Percent
                                                         (Dollars in thousands)
Tangible capital               $15,666      11.5%           $2,035       1.5%           $13,631      10.0%
Core capital                   $15,666      11.5            $5,428       4.0            $10,238       7.5
Risk-based capital             $16,439      18.4            $7,177       8.0            $ 9,262      10.4

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

Cincinnati, Ohio
August 21, 2003

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             June 30, 2003 and 2002
                        (In thousands, except share data)

         ASSETS                                                                  2003           2002
Cash and due from banks                                                     $   1,845      $   1,490
Interest-bearing deposits in other financial institutions                      10,398         11,726
                                                                            ---------      ---------
         Cash and cash equivalents                                             12,243         13,216

Investment securities designated as available for sale - at market              1,502          2,047
Mortgage-backed securities designated as available for sale - at market           832          1,551
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $687 and $1,648 as of June 30,
  2003 and 2002, respectively                                                     651          1,606
Loans receivable - net                                                        114,199        106,718
Loans held for sale - at lower of cost or market                                1,767            337
Real estate acquired through foreclosure                                          161             --
Office premises and equipment - at depreciated cost                             2,134          1,992
Stock in Federal Home Loan Bank - at cost                                       1,967          1,885
Accrued interest receivable                                                       386            454
Prepaid expenses and other assets                                                 244            288
Prepaid federal income taxes                                                      322            209
                                                                            ---------      ---------

         Total assets                                                       $ 136,408      $ 130,303
                                                                            =========      =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                    $ 104,351      $  95,542
Advances from the Federal Home Loan Bank                                       13,891         17,553
Accrued interest payable                                                           96            100
Other liabilities                                                                 935            413
Deferred federal income taxes                                                     217            154
                                                                            ---------      ---------
         Total liabilities                                                    119,490        113,762

Commitments                                                                        --             --

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                        --             --
  Common stock - authorized 5,000,000 shares without par or
    stated value; 1,454,750 shares issued                                          --             --
  Additional paid-in capital                                                    7,889          7,861
  Retained earnings - restricted                                               12,202         11,629
  Accumulated comprehensive income; unrealized gains on securities
    designated as available for sale, net of related tax effects                    8             19
  Shares acquired by stock benefit plans                                         (559)          (677)
  Less 241,753 and 217,072 treasury shares at June 30, 2003 and 2002,
    respectively - at cost                                                     (2,622)        (2,291)
                                                                            ---------      ---------
         Total shareholders' equity                                            16,918         16,541
                                                                            ---------      ---------

         Total liabilities and shareholders' equity                         $ 136,408      $ 130,303
                                                                            =========      =========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                     Year ended June 30, 2003, 2002 and 2001
                      (In thousands, except per share data)

                                                                       2003        2002        2001
Interest income
  Loans                                                              $6,373     $ 7,406      $8,321
  Mortgage-backed securities                                             99         388         846
  Investment securities                                                 109          14         142
  Interest-bearing deposits and other                                   177         197         240
                                                                     ------     -------      ------
         Total interest income                                        6,758       8,005       9,549

Interest expense
  Deposits                                                            2,382       3,118       3,930
  Borrowings                                                            584         775       1,568
                                                                     ------     -------      ------
         Total interest expense                                       2,966       3,893       5,498
                                                                     ------     -------      ------

         Net interest income                                          3,792       4,112       4,051

Provision for losses on loans                                           131         150         201
                                                                     ------     -------      ------

         Net interest income after provision for losses on loans      3,661       3,962       3,850

Other income
  Gain on sale of loans                                                 908         220         105
  Gain on sale of mortgage-backed securities designated
    as available for sale                                                --          67          --
  Other operating                                                       130         249         157
                                                                     ------     -------      ------
         Total other income                                           1,038         536         262

General, administrative and other expense
  Employee compensation and benefits                                  1,252       1,249       1,114
  Occupancy and equipment                                               387         285         227
  Franchise taxes                                                       191         150         210
  Data processing                                                       269         320         237
  Other operating                                                     1,034         808         663
                                                                     ------     -------      ------
         Total general, administrative and other expense              3,133       2,812       2,451
                                                                     ------     -------      ------

         Earnings before income taxes                                 1,566       1,686       1,661

Federal income taxes
  Current                                                               520         598         549
  Deferred                                                               14         (25)         11
                                                                     ------     -------      ------
         Total federal income taxes                                     534         573         560
                                                                     ------     -------      ------

         NET EARNINGS                                                $1,032     $ 1,113      $1,101
                                                                     ======     =======      ======

         EARNINGS PER SHARE
           Basic                                                     $  .88     $   .94      $  .86
                                                                     ======     =======      ======

           Diluted                                                   $  .86     $   .92      $  .86
                                                                     ======     =======      ======

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                     Year ended June 30, 2003, 2002 and 2001
                                 (In thousands)


                                                                  2003         2002        2001

Net earnings                                                   $ 1,032      $ 1,113      $1,101

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $(5), $4
    and $201 in 2003, 2002 and 2001, respectively                  (11)           8         390

Reclassification adjustment for realized gains included in
  earnings, net of taxes of $23 in 2002                             --          (44)         --
                                                               -------      -------      ------

Comprehensive income                                           $ 1,021      $ 1,077      $1,491
                                                               =======      =======      ======

Accumulated comprehensive income                               $     8      $    19      $   55
                                                               =======      =======      ======

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 2003, 2002 and 2001
                      (In thousands, except per share data)

                                                                                                   Unrealized
                                                                                                  gains (losses)    Shares
                                                                                                  on securities   acquired by
                                                                        Additional                  designated       stock
                                                             Common      paid-in       Retained    as available     benefit
                                                             stock       capital       earnings      for sale        plans
Balance at July 1, 2000                                     $     --     $  7,850      $ 10,288      $   (335)     $ (1,028)

Net earnings for the year ended June 30, 2001                     --           --         1,101            --            --
Purchase of treasury shares                                       --           --            --            --            --
Amortization expense of stock benefit plans                       --           11            --            --           176
Unrealized gains on securities designated as available
  for sale, net of related tax effects                            --           --            --           390            --
Dividends of $.36 per share                                       --           --          (427)           --            --
                                                            --------     --------      --------      --------      --------

Balance at June 30, 2001                                          --        7,861        10,962            55          (852)

Net earnings for the year ended June 30, 2002                     --           --         1,113            --            --
Purchase of treasury shares                                       --           --            --            --            --
Amortization expense of stock benefit plans                       --           16            --            --           175
Unrealized losses on securities designated as available
  for sale, net of related tax effects                            --           --            --           (36)           --
Exercise of stock options                                         --          (16)           --            --            --
Dividends of $.375 per share                                      --           --          (446)           --            --
                                                            --------     --------      --------      --------      --------

Balance at June 30, 2002                                          --        7,861        11,629            19          (677)

Net earnings for the year ended June 30, 2003                     --           --         1,032            --            --
Purchase of treasury shares                                       --           --            --            --            --
Amortization expense of stock benefit plans                       --           39            --            --           118
Unrealized losses on securities designated as available
  for sale, net of related tax effects                            --           --            --           (11)           --
Exercise of stock options                                         --          (11)           --            --            --
Dividends of $.395 per share                                      --           --          (459)           --            --
                                                            --------     --------      --------      --------      --------

Balance at June 30, 2003                                    $     --     $  7,889      $ 12,202      $      8      $   (559)
                                                            ========     ========      ========      ========      ========



                                                            Treasury
                                                             shares-
                                                             at cost       Total
Balance at July 1, 2000                                     $   (510)     $ 16,265

Net earnings for the year ended June 30, 2001                     --         1,101
Purchase of treasury shares                                     (912)         (912)
Amortization expense of stock benefit plans                       --           187
Unrealized gains on securities designated as available
  for sale, net of related tax effects                            --           390
Dividends of $.36 per share                                       --          (427)
                                                            --------      --------

Balance at June 30, 2001                                      (1,422)       16,604

Net earnings for the year ended June 30, 2002                     --         1,113
Purchase of treasury shares                                     (936)         (936)
Amortization expense of stock benefit plans                       --           191
Unrealized losses on securities designated as available
  for sale, net of related tax effects                            --           (36)
Exercise of stock options                                         67            51
Dividends of $.375 per share                                      --          (446)
                                                            --------      --------

Balance at June 30, 2002                                      (2,291)       16,541

Net earnings for the year ended June 30, 2003                     --         1,032
Purchase of treasury shares                                     (380)         (380)
Amortization expense of stock benefit plans                       --           157
Unrealized losses on securities designated as available
  for sale, net of related tax effects                            --           (11)
Exercise of stock options                                         49            38
Dividends of $.395 per share                                      --          (459)
                                                            --------      --------

Balance at June 30, 2003                                    $ (2,622)     $ 16,918
                                                            ========      ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Year ended June 30, 2003, 2002 and 2001
                                 (In thousands)

                                                                                  2003          2002          2001
Cash flows from operating activities:
  Net earnings for the year                                                   $  1,032      $  1,113      $  1,101
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Amortization of premiums and discounts on investments and
      mortgage-backed securities - net                                              67            47            23
    Amortization of deferred loan origination fees                                 (24)          (16)           (6)
    Depreciation and amortization                                                  201           127           118
    Provision for losses on loans                                                  131           150           201
    Gain on sale of loans                                                         (443)          (18)          (31)
    Loans originated for sale in the secondary market                          (45,602)      (19,307)       (8,676)
    Proceeds from sale of mortgage loans in the secondary market                44,615        19,228         9,288
    Loss on sale of real estate acquired through foreclosure                        --            --             1
    Gain on sale of mortgage-backed securities designated as
      available for sale                                                            --           (67)           --
    Amortization expense of stock benefit plans                                    157           191           187
    Federal Home Loan Bank stock dividends                                         (82)          (99)         (134)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                   68            (3)          (22)
      Prepaid expenses and other assets                                             44           (83)          (24)
      Other liabilities                                                            522            16           116
      Accrued interest payable                                                      (4)          (47)          (55)
      Federal income taxes
        Current                                                                    (59)          (52)          (96)
        Deferred                                                                    14           (25)           11
                                                                              --------      --------      --------
         Net cash provided by operating activities                                 637         1,155         2,002

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available for sale            (7,510)       (2,050)           --
  Proceeds from maturity of investment securities                                8,000         1,000         2,000
  Purchase of mortgage-backed securities designated as available for sale         (956)           --            --
  Proceeds from sale of mortgage-backed securities designated
    as available for sale                                                           --         5,107            --
  Principal repayments on mortgage-backed securities                             2,602         3,223         2,248
  Loan principal repayments                                                     41,319        32,238        30,639
  Loan disbursements                                                           (49,068)      (31,863)      (36,068)
  Proceeds from sale of real estate acquired through foreclosure                    --            --           124
  Purchase of office premises and equipment                                       (343)         (948)          (36)
                                                                              --------      --------      --------
         Net cash provided by (used in) investing activities                    (5,956)        6,707        (1,093)
                                                                              --------      --------      --------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                (5,319)        7,862           909
                                                                              --------      --------      --------

                            FFD FINANCIAL CORPORATION

                     Year ended June 30, 2003, 2002 and 2001
                                 (In thousands)

                                                                           2003          2002          2001
         Net cash provided by (used in) operating and investing
           activities (subtotal brought forward)                       $ (5,319)     $  7,862      $    909

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                        8,809         4,524        13,031
  Proceeds from Federal Home Loan Bank advances                              --        11,000        24,000
  Repayments of Federal Home Loan Bank advances                          (3,662)      (18,179)      (29,680)
  Proceeds from exercise of stock options                                    38            51            --
  Purchase of treasury shares                                              (380)         (936)         (912)
  Cash dividends paid on common stock                                      (459)         (446)         (427)
                                                                       --------      --------      --------
         Net cash provided by (used in) financing activities              4,346        (3,986)        6,012
                                                                       --------      --------      --------

Net increase (decrease) in cash and cash equivalents                       (973)        3,876         6,921

Cash and cash equivalents at beginning of year                           13,216         9,340         2,419
                                                                       --------      --------      --------

Cash and cash equivalents at end of year                               $ 12,243      $ 13,216      $  9,340
                                                                       ========      ========      ========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                               $    600      $    250      $    651
                                                                       ========      ========      ========

    Interest on deposits and borrowings                                $  2,970      $  3,940      $  5,553
                                                                       ========      ========      ========

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of applicable tax effects                  $    (11)     $    (36)     $    390
                                                                       ========      ========      ========

  Recognition of mortgage servicing rights in accordance
    with SFAS No. 140                                                  $    465      $    202      $     74
                                                                       ========      ========      ========

  Transfers from loans to real estate acquired through foreclosure     $    161      $     --      $    125
                                                                       ========      ========      ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2003, 2002 and 2001

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

      A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

      1. Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Corporation, the Bank and the Bank's wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 2003 and 2002, Dover's principal assets consisted of an investment in the stock of the Bank's data processor and a deposit account in the Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

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

                          June 30, 2003, 2002 and 2001

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

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At June 30, 2003 and 2002, loans held for sale were carried at cost.

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

      The Bank recorded amortization related to mortgage servicing rights totaling approximately $174,000, $39,000 and $15,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. Additionally, the Bank recorded an impairment charge on mortgage servicing rights totaling $61,000 in the fiscal year ended June 30, 2003. At June 30, 2003, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value was $517,000. At June 30, 2002, the fair value and carrying value of the Corporation's mortgage servicing rights were $298,000 and $287,000, respectively.

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

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

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      5. Allowance for Loan Losses (continued)

      The Bank's impaired loan information is as follows at June 30:

                                                            2003      2002
                                                           (In thousands)

      Impaired loans with related allowance               $2,244      $459
      Impaired loans with no related allowance                --        --
                                                          ------      ----

           Total impaired loans                           $2,244      $459
                                                          ======      ====

      The Bank's average balance of impaired loans was $561,000 in fiscal 2003. Interest income recognized on impaired loans totaled $100,000 for the fiscal year ended June 30, 2003. The Bank allocated $448,000 of its general valuation allowance to the impaired loans.

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

      8. Federal Income Taxes

      The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      8. Federal Income Taxes (continued)

      deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

      The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, mortgage servicing rights, general loan loss allowances, percentage of earnings bad debt deductions and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

      9. Benefit Plans

      The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $167,000, $155,000 and $119,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

      Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank has awarded 30,871 shares under the RRP which vest over a five-year period. A provision of $10,000, $32,000 and $66,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

      10. Earnings Per Share

      Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 52,687, 65,861 and 79,035 unallocated shares held by the ESOP for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

                                                 2003           2002          2001
      Weighted-average common shares
        outstanding (basic)                    1,167,450     1,183,697     1,278,968
      Dilutive effect of  assumed exercise
        of stock options                          27,290        22,862           227
                                               ---------     ---------     ---------
      Weighted-average common shares
        outstanding (diluted)                  1,194,740     1,206,559     1,279,195
                                               =========     =========     =========

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      10. Earnings Per Share (continued)

      Options to purchase 105,563 shares of common stock with a weighted-average exercise price of $9.24 were outstanding at June 30, 2001, but were excluded from the computation of common share equivalents for the fiscal year ended June 30, 2001, because the exercise prices were greater than the average market price of the common shares.

      11. Stock Option Plan

      The FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") provides for the issuance of 169,838 adjusted shares of authorized but unissued shares of common stock.

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

      During fiscal 2001, the Corporation canceled and reissued grants of stock options to certain option grant holders. The Corporation recorded expense related to these grants totaling $26,000, $24,000 and $3,000 in fiscal 2003, 2002 and 2001, respectively.

      The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized with respect to original grants of shares under the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2003, 2002 and 2001, would have been reduced to the pro forma amounts indicated below:

                                                       2003       2002     2001

      Net earnings (In thousands)     As reported    $1,032     $1,113   $1,101
                                                     ======     ======   ======

                                        Pro-forma    $1,021     $1,095   $1,045
                                                     ======     ======   ======

      Earnings per share
        Basic                         As reported    $  .88     $  .94   $  .86
                                                     ======     ======   ======

                                        Pro-forma    $  .87     $  .92   $  .82
                                                     ======     ======   ======

        Diluted                       As reported    $  .86     $  .92   $  .86
                                                     ======     ======   ======

                                        Pro-forma    $  .85     $  .90   $  .81
                                                     ======     ======   ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      11. Stock Option Plan (continued)

      The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 2003, 2002 and 2001: dividend yield of 2.8%, 3.5% and 4.0%; expected volatility of 31.6%, 36.7% and 23.5%; a risk-free interest rate of 4.1%, 3.0% and 5.0%, respectively, and an expected life of ten years for all grants.

      A summary of the status of the Corporation's stock option plan as of June 30, 2003, 2002 and 2001, and changes during the years then ended are presented below:

                                                    2003                      2002                      2001
                                                         Weighted-                 Weighted-                 Weighted-
                                                          average                   average                   average
                                                         exercise                  exercise                  exercise
                                              Shares        price       Shares        price       Shares        price
      Outstanding at beginning of year       104,385     $   9.25      108,563     $   9.22      109,538     $   9.36
      Granted                                 14,920        10.94        2,000        12.00        3,000         8.38
      Exercised                               (4,122)        9.17       (5,578)        9.14           --           --
      Forfeited                                   --           --         (600)       14.59       (3,975)       12.43
                                            --------     --------     --------     --------     --------     --------

      Outstanding at end of year             115,183     $   9.47      104,385     $   9.25      108,563     $   9.22
                                            ========     ========     ========     ========     ========     ========

      Options exercisable at year-end         91,809     $   9.22       90,604     $   9.21       73,612     $   9.14
                                            ========     ========     ========     ========     ========     ========
      Weighted-average fair value of
        options granted during the year                  $   3.92                  $   3.59                  $   1.82
                                                         ========                  ========                  ========

      The following information applies to options outstanding at June 30, 2003:

      Number outstanding                                             115,183
      Range of exercise prices                                 $8.375-$12.48
      Weighted-average exercise price                                  $9.47
      Weighted-average remaining contractual life in years         4.8 years

      12. Cash and Cash Equivalents

      For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      13. Fair Value of Financial Instruments

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

      The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2003 and 2002:

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

                  Deposits: The fair value of NOW accounts, passbook accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2003 and 2002 was not material.

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  13. Fair Value of Financial Instruments (continued)

                  Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2003 and 2002 are as follows:

                                                              2003                     2002
                                                     Carrying         Fair     Carrying         Fair
                                                        value        value        value        value
                                                                     (In thousands)
      Financial assets
        Cash and cash equivalents                    $ 12,243     $ 12,243     $ 13,216     $ 13,216
        Investment securities                           1,502        1,502        2,047        2,047
        Mortgage-backed securities                      1,483        1,519        3,157        3,199
        Loans receivable                              115,966      111,147      107,055      105,034
        Federal Home Loan Bank stock                    1,967        1,967        1,885        1,885
                                                     --------     --------     --------     --------

                                                     $133,161     $128,378     $127,360     $125,381
                                                     ========     ========     ========     ========

      Financial liabilities
        Deposits                                     $104,351     $102,609     $ 95,542     $ 92,977
        Advances from the Federal Home Loan Bank       13,891       14,298       17,553       17,942
                                                     --------     --------     --------     --------

                                                     $118,242     $116,907     $113,095     $110,919
                                                     ========     ========     ========     ========

      14. Advertising

      Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2003, 2002 and 2001 totaled $140,000, $101,000 and $49,000, respectively.

      15. Effects of Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued
         Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, without material effect on the Corporation's financial condition or results of operations.

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    15.  Effects of Recent Accounting Pronouncements (continued)

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, without material effect on the Corporation's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain
         Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

Management adopted SFAS No. 147 effective October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based
         Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management adopted the disclosure provisions of SFAS No. 148 effective March 31, 2003, without material effect on the Corporation's financial position, results of operations or cash flows.

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      15. Effects of Recent Accounting Pronouncements (continued)

      In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation adopted the disclosure provisions of FIN 46 effective January 31, 2003. The Corporation has no variable interest entities, therefore management does not expect FIN 46 to have a material effect on the Corporation's financial statements.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

      o The guidance in Statement 149 is generally effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date.

      o Management does not expect SFAS No. 149 to have a material effect on the Corporation's financial position or results of operations.

      o In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      15. Effects of Recent Accounting Pronouncements (continued)

      o SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management does not expect SFAS No. 150 to have a material effect on the Corporation's financial statements.

      16. Reclassifications

      Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2003 and 2002, are as follows:

                                                                   June 30, 2003
                                                                 Gross         Gross     Estimated
                                               Amortized    unrealized    unrealized          fair
                                                    cost         gains        losses         value
                                                                    (In thousands)
      Available for sale:
        U.S. Government agency obligations        $1,501        $    1        $   --        $1,502
                                                  ======        ======        ======        ======


                                                                   June 30, 2002
                                                                 Gross         Gross     Estimated
                                               Amortized    unrealized    unrealized          fair
                                                    cost         gains        losses         value
                                                                   (In thousands)
      Available for sale:
        U.S. Government agency obligations        $2,038        $    9        $   --        $2,047
                                                  ======        ======        ======        ======

      The U. S. Government agency obligations designated as available for sale at June 30, 2003, are scheduled to mature in fiscal 2009 and thereafter.

      The U. S. Government agency obligations designated as available for sale at June 30, 2002, were scheduled to mature in the fiscal year ended June 30, 2011.

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2003 and 2002, are shown below:

                                                                            2003
                                                                       Gross        Gross      Estimated
                                                      Amortized   unrealized   unrealized           fair
                                                           cost        gains       losses          value
                                                                         (In thousands)
       Held to maturity:
         Federal Home Loan Mortgage
           Corporation participation certificates        $  491        $  20        $  --         $  511
         Government National Mortgage
           Association participation certificates           160           16           --            176
                                                         ------        -----        -----         ------
            Total mortgage-backed securities
              held to maturity                              651           36           --            687

       Available for sale:
         Federal National Mortgage
           Association participation certificates           490            5           (2)           493
         Federal Home Loan Mortgage
           Corporation participation certificates            42            1           --             43
         Government National Mortgage
           Association participation certificates           288            8           --            296
                                                         ------        -----        -----         ------
            Total mortgage-backed securities
              available for sale                            820           14           (2)           832
                                                         ------        -----        -----         ------

            Total mortgage-backed securities             $1,471        $  50        $  (2)        $1,519
                                                         ======        =====        =====         ======


                                                                             2002
                                                                       Gross        Gross      Estimated
                                                      Amortized   unrealized   unrealized           fair
                                                           cost        gains       losses          value
                                                                          (In thousands)
       Held to maturity:
         Federal Home Loan Mortgage
           Corporation participation certificates        $1,041        $  16        $  (1)        $1,056
         Government National Mortgage
           Association participation certificates           565           27           --            592
                                                         ------        -----        -----         ------
            Total mortgage-backed securities
              held to maturity                            1,606           43           (1)         1,648

       Available for sale:
         Federal National Mortgage
           Association participation certificates           858           11           (3)           866
         Federal Home Loan Mortgage
           Corporation participation certificates           129           --           --            129
         Government National Mortgage
           Association participation certificates           544           12           --            556
                                                         ------        -----        -----         ------
            Total mortgage-backed securities
              available for sale                          1,531           23           (3)         1,551
                                                         ------        -----        -----         ------

            Total mortgage-backed securities             $3,137        $  66        $  (4)        $3,199
                                                         ======        =====        =====         ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

      The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2003, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                  Amortized
                                                                    cost
                                                                (In thousands)

      Due within five years                                         $  102
      Due within five to ten years                                     191
      Due after ten years                                            1,178
                                                                    ------

                                                                    $1,471
                                                                    ======

As of June 30, 2003, mortgage-backed securities and investment securities totaling $2.2 million were pledged to secure public deposits.

Proceeds from sales of mortgage-backed securities amounted to $5.1 million during the fiscal year ended June 30, 2002, resulting in gross realized gains of $67,000.

NOTE C - LOANS RECEIVABLE

      The composition of the loan portfolio at June 30, 2003 and 2002 is as follows:

                                                           2003            2002
                                                             (In thousands)
      Residential real estate
        One- to four-family                            $ 62,396        $ 64,560
        Multi-family                                      4,905           5,354
      Nonresidential real estate and land                28,488          24,917
      Commercial loans - secured                         19,002          10,818
      Commercial loans - unsecured                          452             448
      Consumer and other loans                            2,352           1,604
      Deferred loan origination costs                       121              --
                                                       --------        --------
                                                        117,716         107,701
      Less:
        Undisbursed portion of loans in process           2,699             269
        Deferred loan origination fees                       --               1
        Allowance for loan losses                           818             713
                                                       --------        --------

                                                       $114,199        $106,718
                                                       ========        ========

      The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $64.6 million, or 57%, of the total loan portfolio at June 30, 2003, and approximately $69.6 million, or 65%, of the total loan portfolio at June 30, 2002. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE C - LOANS RECEIVABLE (continued)

      As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $58.9 million and $31.8 million at June 30, 2003 and 2002, respectively.

      In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $2.2 million and $409,000 at June 30, 2003 and 2002, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

      The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2003, 2002 and 2001:

                                            2003          2002          2001
                                                    (In thousands)

      Beginning balance                    $ 713         $ 564         $ 375
      Provision for losses on loans          131           150           201
      Loan charge-offs                       (26)           (1)          (12)
                                           -----         -----         -----

      Ending balance                       $ 818         $ 713         $ 564
                                           =====         =====         =====

      As of June 30, 2003, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

      Nonperforming and impaired loans totaled $2.2 million, $622,000 and $105,000, respectively at June 30, 2003, 2002 and 2001. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $45,000, $13,000 and $3,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

      Office premises and equipment at June 30, 2003 and 2002 is comprised of the following:

                                                   2003          2002
                                                    (In thousands)

      Land                                       $  488        $  488
      Buildings and improvements                  1,424         1,389
      Furniture and equipment                     1,160           851
                                                 ------        ------
                                                  3,072         2,728
        Less accumulated depreciation and
          amortization                              938           736
                                                 ------        ------

                                                 $2,134        $1,992
                                                 ======        ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE F - DEPOSITS

      Deposits consist of the following major classifications at June 30, 2003 and 2002:

Deposit type and weighted-                                2003                          2002
average interest rate                             Amount            %           Amount            %
                                                               (Dollars in thousands)
          Demand deposit accounts               $  7,867          7.5%        $  4,908          5.1%
          NOW accounts
            2003 - 0.20%                          12,981         12.5
            2002 - 0.35%                                                        11,343         11.9
          Passbook
            2003 - 0.83%                          32,229         30.9
            2002 - 1.59%                                                        29,623         31.0
                                                --------        -----         --------        -----
          Total demand, transaction and
            passbook deposits                     53,077         50.9           45,874         48.0

          Certificates of deposit
            Original maturities of:
              Less than 12 months
                2003 - 1.29%                       2,174          2.1
                2002 - 2.07%                                                     3,993          4.2
             12 months to 29 months
                2003 - 2.50%                      14,524         13.9
                2002 - 4.08%                                                    19,550         20.5
             30 months to 47 months
                2003 - 4.42%                      19,082         18.3
                2002 - 4.74%                                                    13,024         13.6
             48 months to 60 months
                2003 - 3.60%                         984          0.9               --           --
          Balances in excess of $100,000
                2003 - 3.39%                       7,832          7.5
                2002 - 3.40%                                                     8,047          8.4
          Individual retirement accounts
              2003 - 3.44%                         6,678          6.4
              2002 - 4.60%                                                       5,054          5.3
                                                --------        -----         --------        -----

          Total certificates of deposit           51,274         49.1           49,668         52.0
                                                --------        -----         --------        -----

          Total deposit accounts                $104,351        100.0%        $ 95,542        100.0%
                                                ========        =====         ========        =====

      Interest expense on deposits for the years ended June 30, 2003, 2002 and 2001 is summarized as follows:

                                       2003          2002          2001
                                               (In thousands)

      Passbook                       $  365        $  586        $  960
      NOW accounts                       38            36            39
      Certificates of deposit         1,979         2,496         2,931
                                     ------        ------        ------

                                     $2,382        $3,118        $3,930
                                     ======        ======        ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE F - DEPOSITS (continued)

      Maturities of outstanding certificates of deposit at June 30, 2003 and 2002 are summarized as follows:

                                                     2003             2002
                                                       (In thousands)

      Less than one year                          $24,023          $29,351
      One year to three years                      25,315           20,317
      Three years to five years                     1,936               --
                                                  -------          -------

                                                  $51,274          $49,668
                                                  =======          =======

                NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

      Advances from the Federal Home Loan Bank, collateralized at June 30, 2003 by a pledge of certain residential mortgage loans totaling $17.4 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest              Maturing in year
    rate               ending June 30,             2003                2002
                                                    (Dollars in thousands)

    1.11% - 1.77%           2004                $ 2,500             $ 2,500
    8.15%                   2005                      5                   8
    5.06% - 5.65%           2009                  5,626               5,727
    1.94% - 6.10%           After 2009            5,760               9,318
                                                -------             -------

                                                $13,891             $17,553
                                                =======             =======

    Weighted-average interest rate                 3.95%               3.67%
                                                =======             =======

NOTE H - FEDERAL INCOME TAXES

      Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2003, 2002 and 2001 as follows:

                                                                2003      2002      2001
                                                                (Dollars in thousands)
      Federal income taxes at statutory rate                   $ 532     $ 573     $ 565
      Increase (decrease) in taxes resulting primarily from:
        Nontaxable interest income                                (2)       (4)       (6)
        Other                                                      4         4         1
                                                               -----     -----     -----
      Federal income taxes per consolidated
        financial statements                                   $ 534     $ 573     $ 560
                                                               =====     =====     =====

      Effective tax rate                                        34.1%     34.0%     33.7%
                                                               =====     =====     =====

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE H - FEDERAL INCOME TAXES (continued)

      The composition of the Corporation's net deferred tax liability at June 30, 2003 and 2002 is as follows:

      Taxes (payable) refundable on temporary                     2003     2002
      differences at statutory rate:                             (In thousands)

      Deferred tax assets:
        Retirement expense                                       $  81    $  72
        General loan loss allowance                                278      243
        Other                                                       12        6
                                                                 -----    -----
           Deferred tax assets                                     371      321

      Deferred tax liabilities:
        Deferred loan origination costs                            (85)     (54)
        Federal Home Loan Bank stock dividends                    (283)    (255)
        Difference between book and tax depreciation               (32)     (35)
        Unrealized gains on securities designated as available
          for sale                                                  (5)     (10)
        Percentage of earnings bad debt deduction                   (8)     (24)
        Mortgage servicing rights                                 (175)     (97)
                                                                 -----    -----
           Deferred tax liabilities                               (588)    (475)
                                                                 -----    -----

           Net deferred tax liability                            $(217)   $(154)
                                                                 =====    =====

      Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2003, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2003.

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

                          June 30, 2003, 2002 and 2001

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

      At June 30, 2003, the Bank had outstanding commitments of approximately $7.5 million to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $10.5 million and unused lines of credit under commercial loans of $9.0 million. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2003, and will be funded from normal cash flow from operations.

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

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE J - REGULATORY CAPITAL (continued)

      During fiscal 2003, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

      As of June 30, 2003 and 2002, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                    As of June 30, 2003
                                                                                     To be "well-
                                                                                  capitalized" under
                                                         For capital               prompt corrective
                                 Actual                adequacy purposes          action provisions
                            ----------------         ---------------------       --------------------
                             Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                   (Dollars in thousands)
      Tangible capital      $15,666    11.5%         >=$2,035    >=1.5%          >=$6,785     >=  5.0%

      Core capital          $15,666    11.5%         >=$5,428    >=4.0%          >=$8,142     >=  6.0%

      Risk-based capital    $16,484    18.4%         >=$7,177    >=8.0%          >=$8,971     >=10.0%


                                                    As of June 30, 2002
                                                                                     To be "well-
                                                                                  capitalized" under
                                                         For capital               prompt corrective
                                 Actual                adequacy purposes          action provisions
                            ----------------         ---------------------       --------------------
                             Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                   (Dollars in thousands)
      Tangible capital      $15,129    11.6%         >=$1,956    >=1.5%          >=$6,519     >=  5.0%

      Core capital          $15,129    11.6%         >=$5,215    >=4.0%          >=$7,822     >=  6.0%

      Risk-based capital    $15,842    17.5%         >=$7,225    >=8.0%          >=$9,031     >=10.0%

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

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

      The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001.

                            FFD FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2003 and 2002
                                 (In thousands)

           ASSETS                                                    2003        2002
      Cash and due from banks                                    $    407    $    532
      Loan receivable from ESOP                                       523         635
      Investment in First Federal Community Bank                   15,726      15,176
      Accrued interest receivable                                      12          12
      Prepaid federal income taxes                                    239         181
      Prepaid expenses and other assets                                11           5
                                                                 --------    --------

           Total assets                                          $ 16,918    $ 16,541
                                                                 ========    ========

           SHAREHOLDERS' EQUITY

      Shareholders' equity
        Common stock and additional paid-in capital              $  7,889    $  7,861
        Retained earnings                                          12,202      11,629
        Unrealized gains on securities designated as available
          for sale, net of related tax effects                          8          19
        Shares acquired by stock benefit plans                       (559)       (677)
        Treasury shares - at cost                                  (2,622)     (2,291)
                                                                 --------    --------

           Total shareholders' equity                            $ 16,918    $ 16,541
                                                                 ========    ========

                            FFD FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                     Year ended June 30, 2003, 2002 and 2001
                                 (In thousands)

                                                   2003       2002       2001
      Revenue
        Interest income                         $    17    $    30    $    34
        Equity in earnings of subsidiary          1,153      1,221      1,233
                                                -------    -------    -------
           Total revenue                          1,170      1,251      1,267

      General and administrative expenses           196        194        234
                                                -------    -------    -------

           Earnings before income tax credits       974      1,057      1,033

      Federal income tax credits                    (58)       (56)       (68)
                                                -------    -------    -------

           NET EARNINGS                         $ 1,032    $ 1,113    $ 1,101
                                                =======    =======    =======

                            FFD FINANCIAL CORPORATION

                          June 30, 2003, 2002 and 2001

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

                            FFD FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                     Year ended June 30, 2003, 2002 and 2001
                                 (In thousands)

                                                                   2003       2002       2001
      Cash provided by (used in) operating activities:
        Net earnings for the year                               $ 1,032    $ 1,113    $ 1,101
        Adjustments to reconcile net earnings to net
        cash provided by (used in) operating activities:
          Distributions from subsidiary in excess of earnings        --         --        967
          Undistributed earnings of subsidiary                     (403)      (221)        --
          Increase (decrease) in cash due to changes in:
            Prepaid expenses and other assets                        (7)        (2)        29
            Prepaid federal income taxes                            (58)       (56)       (68)
                                                                -------    -------    -------
            Net cash provided by operating activities               564        834      2,029

      Cash flows provided by investing activities:
        Proceeds from repayment of loan to ESOP                     112        105         98

      Cash flows provided by (used in) financing activities:
        Proceeds from other borrowed money                          405         --        225
        Repayments of other borrowed money                         (405)        --       (225)
        Proceeds from exercise of stock options                      38         51         --
        Purchase of treasury shares                                (380)      (936)      (912)
        Cash dividends paid on common stock                        (459)      (446)      (427)
                                                                -------    -------    -------
            Net cash used in financing activities                  (801)    (1,331)    (1,339)
                                                                -------    -------    -------

      Net increase (decrease) in cash and cash equivalents         (125)      (392)       788

      Cash and cash equivalents at beginning of year                532        924        136
                                                                -------    -------    -------

      Cash and cash equivalents at end of year                  $   407    $   532    $   924
                                                                =======    =======    =======

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

NOTE L - RELATED PARTY TRANSACTIONS

In connection with construction work performed, the Bank paid a contractor approximately $187,000. A principal of the contracting company also serves as an outside director to FFD Financial Corporation.

                            FFD FINANCIAL CORPORATION
                                       AND
                          FIRST FEDERAL COMMUNITY BANK
                        DIRECTORS AND EXECUTIVE OFFICERS

================================================================================

        Board of Directors of                         Executive Officers of
    FFD Financial Corporation and                   FFD Financial Corporation
    First Federal Community Bank
                                                         Trent B. Troyer
         Stephen G. Clinton                   President and Chief Executive Officer
              President
      Capital Market Securities                         Scott C. Finnell
                 and                                Executive Vice President
           Vice-President
        Young and Associates                            Robert R. Gerber
                                          Vice President, Treasurer and Chief Financial
           J. Richard Gray                                   Officer
              Chairman
        Hanhart Agency, Inc.                           Shirley A. Wallick
                                                       Corporate Secretary
          Leonard L. Gundy
              President                               Executive Officers of
    Benchmark Construction, Inc.                  First Federal Community Bank

           Enos L. Loader                                Trent B. Troyer
      Chairman of the Board and               President and Chief Executive Officer
     Retired Senior Bank Officer
                  .                                     Scott C. Finnell
        Roy O. Mitchell, Jr.                        Executive Vice President
     Managing Officer - Retired
    First Federal Community Bank                        Robert R. Gerber
                                          Vice President, Treasurer and Chief Financial
          Robert D. Sensel                                   Officer
President and Chief Executive Officer
       Dover Hydraulics, Inc.                            Sally O'Donnell
                                                      Senior Vice President
          Director Emeritus
    FFD Financial Corporation and                      Shirley A. Wallick
    First Federal Community Bank                      Corporate Secretary

          Richard J. Herzig                             Other Officers of
         Chairman - Retired                       First Federal Community Bank
  Toland-Herzig Funeral Homes, Inc.
                                                        Michele L. Larkin
                                                         Vice President

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

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948

                                 ANNUAL MEETING

================================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 21, 2003, at 1:00 p.m., Eastern Time, at the Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

                          ANNUAL REPORT ON FORM 10-KSB

================================================================================

A copy of FFD's Annual Report on Form 10-KSB, excluding exhibits, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                              Attention: Secretary