Form 10KSB, Exhibit 13
period 2004-06-30
FFD FINANCIAL CORP/OH
filed 2004-09-28
CIK 1006177

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

There were 1,191,140 common shares of FFD outstanding on July 30, 2004, held of record by approximately 585 shareholders. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal years 2004 and 2003.

                            High Trade       Low Trade     Cash Dividends Declared
Fiscal 2003
 Quarter Ended
    September 30, 2002        $14.00           $11.50              $.095
    December 31, 2002          13.25            10.00               .100
    March 31, 2003             14.50            11.20               .100
    June 30, 2003              14.50            11.44               .100

                            High Trade       Low Trade     Cash Dividends Declared
Fiscal 2004
 Quarter Ended
    September 30, 2003        $15.32           $13.25              $.100
    December 31, 2003          15.30            14.59               .105
    March 31, 2004             15.50            13.64               .105
    June 30, 2004              15.65            13.00               .105

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

Selected consolidated financial                                           At June 30,
condition data:                                   2004          2003          2002          2001          2000

                                                                         (In thousands)
Total amount of:
Assets                                          $135,892      $136,408      $130,303      $133,097      $125,147
Interest-bearing deposits                          8,821        10,398        11,726         8,024         1,485
Investment securities available for sale -
  at market                                        4,402         1,502         2,047         1,000         2,875
Mortgage-backed securities available
  for sale - at market                               630           832         1,551         7,799         9,135
Mortgage-backed securities held to
  maturity - at cost                                 395           651         1,606         3,721         4,189
Loans receivable - net (1)                       114,505       115,966       107,055       107,467       102,939
Deposits                                         105,446       104,351        95,542        91,018        77,987
Advances from the FHLB and other
  borrowings                                      12,669        13,891        17,553        24,732        30,412
Shareholders' equity, restricted                  16,738        16,918        16,541        16,604        16,265

                                                                  For the year ended June 30,
Summary of earnings:                              2004          2003          2002          2001          2000
                                                             (In thousands, except per share data)
Interest income                                 $  6,360      $  6,758      $  8,005      $  9,549      $  8,323
Interest expense                                   2,487         2,966         3,893         5,498         4,754
                                                --------      --------      --------      --------      --------
Net interest income                                3,873         3,792         4,112         4,051         3,569

Provision for losses on loans                         25           131           150           201           106
                                                --------      --------      --------      --------      --------
Net interest income after provision
  for losses on loans                              3,848         3,661         3,962         3,850         3,463

Other income                                         616         1,038           536           262           179
General, administrative and other
  expense                                          3,423         3,133         2,812         2,451         2,262
                                                --------      --------      --------      --------      --------
Earnings before income taxes                       1,041         1,566         1,686         1,661         1,380

Federal income taxes                                 354           534           573           560           458
                                                --------      --------      --------      --------      --------

Net earnings                                    $    687      $  1,032      $  1,113      $  1,101      $    922
                                                ========      ========      ========      ========      ========
Earnings per share
  Basic                                         $    .59      $    .88      $    .94      $    .86      $    .69
                                                ========      ========      ========      ========      ========

  Diluted                                       $    .58      $    .86      $    .92      $    .86      $    .68
                                                ========      ========      ========      ========      ========

----------
(1)   Includes loans held for sale.

Selected financial ratios                                    At or for the year ended June 30,
  and other data:                                 2004          2003          2002          2001          2000
Return on average assets                          0.50%         0.77%         0.84%         0.86%         0.77%
Return on average equity                          4.05          6.17          6.75          6.69          6.07
Interest rate spread                              2.79          2.62          2.85          2.75          2.51
Net interest margin                               2.97          2.95          3.22          3.26          3.06
General, administrative and other
  expense to average assets                       2.50          2.34          2.13          1.91          1.90
Average equity to average
  assets                                         12.40         12.50         12.50         12.81         12.75
Nonperforming and impaired assets
  to total assets                                 0.84          1.76          0.48          0.08          0.18
Nonperforming and impaired loans to
  total loans                                     0.98          1.88          0.58          0.10          0.22
Delinquent loans to total loans (1)               1.18          1.28          2.57          0.96          0.61
Allowance for loan losses to
  total loans                                     0.67          0.68          0.66          0.52          0.36
Allowance for loan losses to
  nonperforming and impaired loans               68.09         36.45        114.63        537.14        166.67
Average interest-earning assets
  to average interest-bearing liabilities       109.27        114.63        112.05        111.49        113.53
Dividend payout ratio                            70.34         44.89         39.89         41.86         49.28
Number of full service offices (2)                3             3             3             2             2

----------
(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

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

       CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2003 TO JUNE 30, 2004

--------------------------------------------------------------------------------

The Corporation's assets at June 30, 2004, totaled $135.9 million, a $516,000, or 0.3%, decrease from the total at June 30, 2003. This decrease was comprised primarily of a $1.6 million decrease in loans held for sale, partially offset by a $1.0 million net increase in cash, interest-bearing deposits, mortgage backed securities and investment securities.

Cash and interest-bearing deposits totaled $10.8 million at June 30, 2004, a decrease of $1.4 million, or 11.6%, from June 30, 2003. Investment securities totaled $4.4 million at June 30, 2004, an increase of $2.9 million. Maturities and calls of investment securities totaling $2.5 million were offset by purchases of $5.5 million of U. S. Government agency securities.

Mortgage-backed securities totaled $1.0 million at June 30, 2004, a $458,000, or 30.9%, decrease from the total at June 30, 2003, due primarily to principal repayments. Repayments of mortgage-backed securities totaled $442,000.

Loans receivable, including loans held for sale, totaled $114.5 million at June 30, 2004, a decrease of $1.5 million, or 1.3%, from the June 30, 2003 total. Loan disbursements during fiscal 2004 totaled $69.8 million, which were substantially offset by principal repayments of $41.6 million and loans sold in the secondary market totaling $29.8 million. Loan origination volume during the year ended June 30, 2004, decreased by $24.8 million, or 26.2%, compared to fiscal 2003. During fiscal 2004, management continued to meet consumer preference for fixed-rate loans in the prevailing low interest rate environment, by selling lower-yielding fixed-rate mortgage loans in the secondary market. The volume of loans sold during fiscal 2004 decreased by $14.4 million, or 32.6%, from fiscal 2003. As a result, the portfolio of loans secured by one- to four-family residential real estate declined by $5.7 million to $57.0 million at June 30, 2004. Loans secured by nonresidential real estate and land totaled $35.0 million at June 30, 2004, compared to $28.5 million at June 30, 2003.
Commercial loans totaled $15.4 million at June 30, 2004, compared to $19.5 million at June 30, 2003. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business and the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $779,000 and $818,000 at June 30, 2004 and 2003, respectively, which represented .67% and .68% of total loans and 68.1% and 36.5% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans amounted to $1.1 million and $2.2 million at June

30, 2004 and 2003, respectively. The decrease in the nonperforming and impaired loans is due to the results of individual loan impairment testing on certain commercial loans and improvement in the economy as of June 30, 2004, as well as payments received to pay off loans. Management believes that the Bank's nonperforming and impaired loans at June 30, 2004 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2004, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $105.4 million at June 30, 2004, a $1.1 million, or 1.0%, increase over total deposits at June 30, 2003. This increase resulted primarily from management's efforts to generate growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations and to repay FHLB advances during the period.

FHLB advances totaled $12.7 million at June 30, 2004, a $1.2 million, or 8.8%, decrease from June 30, 2003. The repayment of FHLB advances was funded primarily by the increase in deposits.

Shareholders' equity totaled $16.7 million at June 30, 2004, a decrease of $180,000, or 1.1%, from June 30, 2003 levels, as net earnings of $687,000, a $115,000 reduction in the shares acquired by benefit plans, and $314,000 in proceeds from the exercise of stock options, were offset by dividends paid totaling $504,000 and purchases of treasury shares totaling $769,000.

                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

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

General. FFD's net earnings totaled $687,000 for the fiscal year ended June 30, 2004, a decrease of $345,000, or 33.4%, compared to fiscal 2003. The decrease in net earnings resulted primarily from a $554,000 decrease in gain on sale of loans and a $290,000 increase in general administrative and other expense, which were partially offset by an $81,000 increase in net interest income, a $132,000 increase in other operating income, and a $180,000 decrease in the provision for federal income taxes.

Net Interest Income. Total interest income decreased by $398,000, or 5.9%, to a total of $6.4 million for the year ended June 30, 2004, compared to $6.8 million for the fiscal year ended June 30, 2003. Interest income on loans decreased by $330,000, or 5.2%, due primarily to a 50 basis point decrease in the average yield, to 5.27% in fiscal 2004, which was offset slightly by a $4.2 million, or 3.8%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $41,000, or 41.4%, due primarily to a $1.0 million, or 44.8%, decrease in the average balance outstanding, partially offset by a 27 basis point increase in the average yield earned on such securities, to 4.63% in fiscal 2004. Interest income on investment securities increased by $23,000 due primarily to a 77 basis point increase in the average yield earned on such securities, to 3.94%, which was partially offset by a $88,000 decrease in the average balance outstanding. Interest income on interest-bearing deposits decreased by $50,000, or 28.2%, due primarily to a 33 basis point decrease in the average yield and a $862,000, or 7.1%, decrease in the average balance outstanding year to year. Decreases in the average yields on interest-earning assets were due primarily to the overall reduction in interest rates in the economy.

Interest expense on deposits decreased by $483,000 or 20.3%, for the year ended June 30, 2004, compared to fiscal 2003, due primarily to a decrease in the average cost of deposits of 65 basis points, to 1.81% for fiscal 2004, which was partially offset by a $8.0 million, or 8.2%, increase in the average deposit portfolio balance outstanding year to year. Decreases in the average cost of deposits were due primarily to the overall decline in interest rates in the economy.

Interest expense on borrowings increased by $4,000, or 0.1%, due primarily to a 16 basis point increase in the average cost of such borrowings, to 4.03% in fiscal 2004 which was partially offset by a $478,000, or 3.2%, decrease in the average balance of advances outstanding, The Bank elected to prepay certain advances that could be prepaid without penalty, which were offset by additional borrowings for match funding purposes. Additional prepayments of the remaining higher cost advances are unlikely because of the significant penalties.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $81,000, or 2.1%, for the fiscal year ended June 30, 2004, compared to fiscal 2003. The interest rate spread amounted to 2.79% for the fiscal year ended June 30, 2004, compared to 2.62% for fiscal 2003, while the net interest margin was 2.97% in fiscal 2004, compared to 2.95% in fiscal 2003.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $25,000 for the year ended June 30, 2004, a decrease of $106,000, or 80.9%, compared to fiscal 2003. First Federal's fiscal 2004 provision was predicated primarily on industry loss ratio analysis applied to the loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 and SFAS No. 114. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $616,000 for the fiscal year ended June 30, 2004, a decrease of $422,000, or 40.7%, from fiscal 2003. The decrease resulted primarily from a $554,000, or 61.0%, decrease in gain on sale of loans and a $7,000 loss on sale of real estate owned, partially offset by an increase of $139,000 in other operating income. The decrease in gain on sale of loans was due primarily to a $14.4 million, or 32.6%, decrease in sales volume year to year. The increase in other operating income was due primarily to an increase in service fee income from loans sold of $55,000 and a $21,000 increase in fees on deposit accounts and transactions. As interest rates rise, the volume of loan sales and the amount of gain on sale of loans is likely to decline.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.4 million for the fiscal year ended June 30, 2004, an increase of $290,000, or 9.3%, compared to fiscal 2003. The increase resulted primarily from a $285,000, or 22.8%, increase in employee compensation and benefits.

The increase in employee compensation and benefits included increases of $131,000 in wages and related benefit expenses, $31,000 in employee stock ownership and stock option plans, and a $137,000 decrease in deferred loan origination costs, which were partially offset by a decrease of $26,000 in the cost of the reward and recognition and stock option restructure plans. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option plans was the result of improved average stock trading prices and increased administrative expense. The reduction in deferred loan origination costs was related to the reduction in the number of loans originated. The decrease in the cost of reward, recognition, and stock option restructure plans occurred because benefits have fully vested or have been forfeited. The remaining $5,000 increase in other operating expenses was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year

Federal Income Taxes. The provision for federal income taxes totaled $354,000 for the fiscal year ended June 30, 2004, a decrease of $180,000, or 33.7%, compared to fiscal 2003. The decrease resulted primarily from a $525,000, or 33.5%, decrease in earnings before taxes. The effective tax rates were 34.0% and 34.1% for the fiscal years ended June 30, 2004 and 2003, respectively.

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

Other Income. Other income totaled $1.0 million for the fiscal year ended June 30, 2003, an increase of $502,000, or 93.7%, over fiscal 2002. The increase resulted primarily from a $688,000, or 312.7%, increase in gain on sale of loans, partially offset by decreases of $119,000, or 47.8%, in other operating income and the absence of $67,000 in gain on sale of mortgage-backed securities. The increase in gain on sale of loans was due primarily to a $25.0 million, or 129.9%, increase in sales volume year to year. The decrease in other operating income was due primarily to an increase in amortization of mortgage servicing rights of $135,000 and a $61,000 impairment charge recorded on the mortgage servicing rights asset based upon a fair value analysis of this asset. These charges were partially offset by an increase of $85,000 in fees on deposit accounts and transactions. As interest rates rise, the volume of loan sales and the amount of gain on sale of loans is likely to decline.

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

                                                                           Year ended June 30,
                                                    2004                            2003                             2002
                                        Average   Interest              Average   Interest              Average    Interest
                                      outstanding  earned/    Yield/  outstanding  earned/   Yield/   outstanding   earned/   Yield/
                                        balance     paid       rate     balance     paid      rate      balance      paid      rate
                                                                          (Dollars in thousands)
Interest-earning assets:
  Loans receivable                     $114,573    $6,043      5.27%   $110,406    $6,373     5.77%    $109,208    $7,406     6.78%
  Mortgage-backed securities              1,252        58      4.63       2,270        99     4.36        7,413       388     5.23
  Investment securities                   3,347       132      3.94       3,435       109     3.17          392        14     3.57
  Interest-bearing deposits
    and other                            11,360       127      1.12      12,222       177     1.45       10,563       197     1.87
                                       --------    ------    ------    --------    ------   ------     --------    ------   ------
  Total interest-earning assets         130,532     6,360      4.87     128,333     6,758     5.27      127,576     8,005     6.27

  Non-interest-earning assets             6,220                           5,382                           4,400
                                       --------                        --------                        --------

    Total assets                       $136,752                        $133,715                        $131,976
                                       ========                        ========                        ========

Interest-bearing liabilities:
  Deposits                             $104,872     1,899      1.81   $  96,886     2,382     2.46     $ 93,311     3,118     3.34
  Borrowings                             14,588       588      4.03      15,066       584     3.87       20,548       775     3.77
                                       --------    ------    ------    --------    ------   ------     --------    ------   ------
    Total interest-bearing
      liabilities                       119,460     2,487      2.08     111,952     2,966     2.65      113,859     3,893     3.42
                                                   ------    ------                ------   ------                 ------

Non-interest-bearing liabilities            334                           5,050                           1,620
                                       --------                        --------                        --------

  Total liabilities                     119,794                         117,002                         115,479

Shareholders' equity                     16,958                          16,713                          16,497
                                       --------                        --------                        --------

    Total liabilities and
      shareholders' equity             $136,752                        $133,715                        $131,976
                                       ========                        ========                        ========

Net interest income                                $3,873                          $3,792                          $4,112
                                                   ======                          ======                          ======

Interest rate spread                                           2.79%                          2.62%                           2.85%
                                                             ======                         ======                          ======

Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                                     2.97%                          2.95%                           3.22%
                                                             ======                         ======                          ======

Average interest-earning assets to
  average interest-bearing liabilities                       109.27%                        114.63%                         112.05%
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

                                                                               Year ended June 30,
                                                                 2004 vs. 2003                     2003 vs. 2002
                                                           Increase                            Increase
                                                          (decrease)                          (decrease)
                                                            due to                              due to
                                                      Volume        Rate       Total      Volume        Rate          Total
                                                                                (In thousands)
Interest income attributable to:
  Loans receivable                                     $ 235       $(565)      $(330)      $  81       $(1,114)      $(1,033)
  Mortgage-backed securities                             (46)          5         (41)       (232)          (57)         (289)
  Investment securities                                   (3)         26          23          97            (2)           95
  Interest-bearing deposits and other                    (12)        (38)        (50)         29           (49)          (20)
                                                       -----       -----       -----       -----       -------       -------

     Total interest income                               174        (572)       (398)        (25)       (1,222)       (1,247)
                                                       -----       -----       -----       -----       -------       -------

Interest expense attributable to:
  Deposits                                               185        (668)       (483)        114          (850)         (736)
  Borrowings                                             (19)         23           4        (211)           20          (191)
                                                       -----       -----       -----       -----       -------       -------

     Total interest expense                              166        (645)       (479)        (97)         (830)         (927)
                                                       -----       -----       -----       -----       -------       -------

     Increase (decrease) in net interest income        $   8       $  73       $  81       $  72       $  (392)      $  (320)
                                                       =====       =====       =====       =====       =======       =======

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

Presented below, as of June 30, 2004 and 2003, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200, +300 and -100 basis points in market interest rates. In consideration of the interest rate environment and the improbability of negative rate adjustments greater than 100 basis points, shocks greater than negative 100 basis points are not presented.

                                                        June 30, 2004
                  Net Interest Income                                               Net Portfolio Value

     Projected                    Change       Percent                                    Change          Percent
    interest rate    Estimated     from        change                   Estimated          from           change
      scenario          NII        base       from base                   value            base          from base
         +300         $4,909       $ 903       22.54%                    $19,318           $2,417         14.30%
         +200          4,670         664       16.57                      18,742            1,842         10.90
         +100          4,360         354        8.83                      17,940            1,039          6.15
         Base          4,006          --          --                      16,901               --            --
         -100          3,609        (397)      (9.91)                     15,342           (1,559)        (9.22)

                                                        June 30, 2003
                  Net Interest Income                                               Net Portfolio Value

     Projected                    Change       Percent                                    Change          Percent
    interest rate    Estimated     from        change                   Estimated          from           change
      scenario          NII        base       from base                   value            base          from base
         +300         $4,755       $ 980       25.95%                    $16,152          $ 3,501         27.68%
         +200          4,483         708       18.74                      15,337            2,687         21.24
         +100          4,153         378       10.01                      14,193            1,542         12.19
         Base          3,775          --          --                      12,651               --            --
         -100          3,400        (375)      (9.94)                     11,137           (1,513)       (11.96)

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

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

First Federal's principal sources of funds are deposits, proceeds from loan sales, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds,
(ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2004, First Federal had commitments to originate loans, including unused lines of credit, totaling $26.5 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2004, 2003 and 2002:

                                                             Year ended June 30,
                                                      2004           2003           2002
                                                                (In thousands)
Net earnings                                        $    687       $  1,032       $  1,113
Adjustments to reconcile net earnings to
  net cash from operating activities                   1,621           (395)            42
                                                    --------       --------       --------
Net cash from operating activities                     2,308            637          1,155

Net cash from investing activities                    (2,645)        (5,956)         6,707
Net cash from financing activities                    (1,086)         4,346         (3,986)
                                                    --------       --------       --------
Net change in cash and cash equivalents               (1,423)          (973)         3,876

Cash and cash equivalents at beginning of year        12,243         13,216          9,340
                                                    --------       --------       --------

Cash and cash equivalents at end of year            $ 10,820       $ 12,243       $ 13,216
                                                    ========       ========       ========

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of June 30, 2004:

                                                                    Payments due by period
                                                     Less                                  More
                                                     than        1-3 years     3-5 years   than
                                                     1 year      years         years       5 years      Total
                                                                          (In thousands)
Contractual obligations:
  Advances from the Federal Home Loan Bank          $   277      $   850      $ 7,991      $3,551      $12,669
  Certificates of deposit                                 7       20,899        1,501          --       48,227

Amount of commitments expiration per period
  Commitments to originate loans:
   Overdraft lines of credit                            157           --           --          --          157
   Home equity lines of credit                       10,457           --           --          --       10,457
   Commercial lines of credit                        12,456                                             12,456
   One- to four-family and multi-family loans         1,733           --           --          --        1,733
    Non-residential real estate and land loans        1,413           --           --          --        1,413
  Non mortgage loans                                    275           --           --          --          275
                                                    -------      -------      -------      ------      -------
Total contractual obligations                       $52,594      $20,013      $10,762      $4,018      $87,387
                                                    =======      =======      =======      ======      =======

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

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general and specific loan loss allowance of 779,000 at June 30, 2004.

First Federal exceeded all of its capital requirements and met the definition of "well-capitalized" under OTS regulations at June 30, 2004. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2004:

                                                                                         Excess over current
                               Regulatory capital           Current requirement              requirement
                                Amount      Percent         Amount     Percent           Amount       Percent
                                                          (Dollars in thousands)
Tangible capital               $15,883      11.70%          $2,034       1.50%          $13,849      10.20%
Core capital                    15,883      11.70%           5,425       4.00%           10,458        7.70%
Risk-based capital              16,314      17.40%           7,515       8.00%            8,799        9.40%

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cincinnati, Ohio
September 3, 2004

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             June 30, 2004 and 2003
                        (In thousands, except share data)

         ASSETS                                                                       2004            2003
Cash and due from banks                                                          $   1,999       $   1,845
Interest-bearing deposits in other financial institutions                            8,821          10,398
                                                                                 ---------       ---------
         Cash and cash equivalents                                                  10,820          12,243

Investment securities designated as available for sale - at market                   4,402           1,502
Mortgage-backed securities designated as available for sale - at market                630             832
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $411 and $687 as of June 30,
  2004 and 2003, respectively                                                          395             651
Loans receivable - net                                                             114,288         114,199
Loans held for sale - at lower of cost or market                                       217           1,767
Real estate acquired through foreclosure                                                --             161
Office premises and equipment - at depreciated cost                                  2,028           2,134
Stock in Federal Home Loan Bank - at cost                                            2,047           1,967
Accrued interest receivable                                                            381             386
Prepaid expenses and other assets                                                      275             244
Prepaid federal income taxes                                                           409             322
                                                                                 ---------       ---------

         Total assets                                                            $ 135,892       $ 136,408
                                                                                 =========       =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                         $ 105,446       $ 104,351
Advances from the Federal Home Loan Bank                                            12,669          13,891
Accrued interest payable                                                                97              96
Other liabilities                                                                      719             935
Deferred federal income taxes                                                          223             217
                                                                                 ---------       ---------
         Total liabilities                                                         119,154         119,490

Commitments                                                                             --              --

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                             --              --
  Common stock - authorized 5,000,000 shares without par or
    stated value; 1,454,750 shares issued                                               --              --
  Additional paid-in capital                                                         7,910           7,889
  Retained earnings - restricted                                                    12,385          12,202
  Accumulated comprehensive income (loss); unrealized gains (losses) on
    securities designated as available for sale, net of related tax effects            (66)              8
  Shares acquired by stock benefit plans                                              (444)           (559)
  Less 266,757 and 241,753 treasury shares at June 30, 2004 and 2003,
    respectively - at cost                                                          (3,047)         (2,622)
                                                                                 ---------       ---------
         Total shareholders' equity                                                 16,738          16,918
                                                                                 ---------       ---------

         Total liabilities and shareholders' equity                              $ 135,892       $ 136,408
                                                                                 =========       =========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                     Year ended June 30, 2004, 2003 and 2002
                      (In thousands, except per share data)

                                                                         2004         2003         2002
Interest income
  Loans                                                               $ 6,043       $6,373      $ 7,406
  Mortgage-backed securities                                               58           99          388
  Investment securities                                                   132          109           14
  Interest-bearing deposits and other                                     127          177          197
                                                                      -------       ------      -------
         Total interest income                                          6,360        6,758        8,005

Interest expense
  Deposits                                                              1,899        2,382        3,118
  Borrowings                                                              588          584          775
                                                                      -------       ------      -------
         Total interest expense                                         2,487        2,966        3,893
                                                                      -------       ------      -------

         Net interest income                                            3,873        3,792        4,112

Provision for losses on loans                                              25          131          150
                                                                      -------       ------      -------

         Net interest income after provision for losses on loans        3,848        3,661        3,962

Other income
  Gain on sale of loans                                                   354          908          220
   Loss on sale of real estate acquired through foreclosure                (7)          --           --
  Gain on sale of mortgage-backed securities designated
    as available for sale                                                  --           --           67
  Other operating                                                         269          130          249
                                                                      -------       ------      -------
         Total other income                                               616        1,038          536

General, administrative and other expense
  Employee compensation and benefits                                    1,537        1,252        1,249
  Occupancy and equipment                                                 391          387          285
  Franchise taxes                                                         210          191          150
  Data processing                                                         285          269          320
  Other operating                                                       1,000        1,034          808
                                                                      -------       ------      -------
         Total general, administrative and other expense                3,423        3,133        2,812
                                                                      -------       ------      -------

         Earnings before income taxes                                   1,041        1,566        1,686

Federal income taxes
  Current                                                                 311          520          598
  Deferred                                                                 43           14          (25)
                                                                      -------       ------      -------
         Total federal income taxes                                       354          534          573
                                                                      -------       ------      -------

         NET EARNINGS                                                 $   687       $1,032      $ 1,113
                                                                      =======       ======      =======

         EARNINGS PER SHARE
           Basic                                                      $   .59       $  .88      $   .94
                                                                      =======       ======      =======

           Diluted                                                    $   .58       $  .86      $   .92
                                                                      =======       ======      =======

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                     Year ended June 30, 2004, 2003 and 2002
                                 (In thousands)

                                                                 2004          2003          2002
Net earnings                                                    $ 687       $ 1,032       $ 1,113

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $(38), $(5)
    and $4 in 2004, 2003 and 2002, respectively                   (74)          (11)            8

Reclassification adjustment for realized gains included in
  earnings, net of taxes of $23 in 2002                            --            --           (44)
                                                                -----       -------       -------

Comprehensive income                                            $ 613       $ 1,021       $ 1,077
                                                                =====       =======       =======

Accumulated comprehensive income (loss)                         $ (66)      $     8       $    19
                                                                =====       =======       =======

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 2004, 2003 and 2002
                      (In thousands, except per share data)

                                                                                     Unrealized
                                                                                   gains (losses)    Shares
                                                                                    on securities  acquired by
                                                             Additional              designated       stock     Treasury
                                                    Common     paid-in    Retained  as available     benefit     shares-
                                                     stock     capital    earnings    for sale        plans      at cost     Total
Balance at July 1, 2001                            $     --   $  7,861    $ 10,962     $   55       $   (852)   $ (1,422)  $ 16,604

Net earnings for the year ended June 30, 2002            --         --       1,113         --             --          --      1,113
Purchase of treasury shares                              --         --          --         --             --        (936)      (936)
Amortization expense of stock benefit plans              --         16          --         --            175          --        191
Unrealized losses on securities designated as
  available for sale, net of related tax effects         --         --          --        (36)            --          --        (36)
Exercise of stock options                                --        (16)         --         --             --          67         51
Dividends of $.375 per share                             --         --        (446)        --             --          --       (446)
                                                   --------   --------    --------     ------       --------    --------   --------

Balance at June 30, 2002                                 --      7,861      11,629         19           (677)     (2,291)    16,541

Net earnings for the year ended June 30, 2003            --         --       1,032         --             --          --      1,032
Purchase of treasury shares                              --         --          --         --             --        (380)      (380)
Amortization expense of stock benefit plans              --         39          --         --            118          --        157
Unrealized losses on securities designated as
  available for sale, net of related tax effects         --         --          --        (11)            --          --        (11)
Exercise of stock options                                --        (11)         --         --             --          49         38
Dividends of $.395 per share                             --         --        (459)        --             --          --       (459)
                                                   --------   --------    --------     ------       --------    --------   --------

Balance at June 30, 2003                                 --      7,889      12,202          8           (559)     (2,622)    16,918

Net earnings for the year ended June 30, 2004            --         --         687         --             --          --        687
Purchase of treasury shares                                         --          --         --             --        (769)      (769)
Amortization expense of stock benefit plans              --         51          --         --            115          --        166
Unrealized losses on securities designated as
  available for sale, net of related tax effects         --         --          --        (74)            --          --        (74)
Exercise of stock options                                --        (30)         --         --             --         344        314
Dividends of $.415 per share                             --         --        (504)        --             --          --       (504)
                                                   --------   --------    --------     ------       --------    --------   --------

Balance at June 30, 2004                           $     --   $  7,910    $ 12,385     $  (66)      $   (444)   $ (3,047)  $ 16,738
                                                   ========   ========    ========     ======       ========    ========   ========

                            FFD FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Year ended June 30, 2004, 2003 and 2002
                                 (In thousands)

                                                                                   2004           2003           2002
Cash flows from operating activities:
  Net earnings for the year                                                    $    687       $  1,032       $  1,113
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Amortization of premiums and discounts on investments and
      mortgage-backed securities - net                                                5             67             47
    Amortization of deferred loan origination (fees) costs                           39            (24)           (16)
    Depreciation and amortization                                                   187            201            127
    Provision for losses on loans                                                    25            131            150
    Gain on sale of loans                                                           (62)          (443)           (18)
    Loans originated for sale in the secondary market                           (28,202)       (45,602)       (19,307)
    Proceeds from sale of mortgage loans in the secondary market                 29,814         44,615         19,228
    Loss on sale of real estate acquired through foreclosure                          7             --             --
    Gain on sale of mortgage-backed securities designated as
      available for sale                                                             --             --            (67)
    Amortization expense of stock benefit plans                                     166            157            191
    Federal Home Loan Bank stock dividends                                          (80)           (82)           (99)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                     5             68             (3)
      Prepaid expenses and other assets                                             (24)            44            (83)
      Other liabilities                                                            (216)           522             16
      Accrued interest payable                                                        1             (4)           (47)
      Federal income taxes
        Current                                                                     (87)           (59)           (52)
        Deferred                                                                     43             14            (25)
                                                                               --------       --------       --------
         Net cash provided by operating activities                                2,308            637          1,155

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available for sale             (5,500)        (7,510)        (2,050)
  Proceeds from maturity of investment securities                                 2,500          8,000          1,000
  Purchase of mortgage-backed securities designated as available for sale            --           (956)            --
  Proceeds from sale of mortgage-backed securities designated
    as available for sale                                                            --             --          5,107
  Principal repayments on mortgage-backed securities                                442          2,602          3,223
  Loan principal repayments                                                      41,633         41,319         32,238
  Loan disbursements                                                            (41,639)       (49,068)       (31,863)
  Purchase of office premises and equipment                                         (81)          (343)          (948)
                                                                               --------       --------       --------
         Net cash provided by (used in) investing activities                     (2,645)        (5,956)         6,707
                                                                               --------       --------       --------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                   (337)        (5,319)         7,862
                                                                               --------       --------       --------

                            FFD FINANCIAL CORPORATION

                     Year ended June 30, 2004, 2003 and 2002
                                 (In thousands)

                                                                            2004           2003           2002
         Net cash provided by (used in) operating and investing
           activities (subtotal brought forward)                        $   (337)      $ (5,319)      $  7,862

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                         1,095          8,809          4,524
  Proceeds from Federal Home Loan Bank advances                            1,525             --         11,000
  Repayments of Federal Home Loan Bank advances                           (2,747)        (3,662)       (18,179)
  Proceeds from exercise of stock options                                    314             38             51
  Purchase of treasury shares                                               (769)          (380)          (936)
  Cash dividends paid on common stock                                       (504)          (459)          (446)
                                                                        --------       --------       --------
         Net cash provided by (used in) financing activities              (1,086)         4,346         (3,986)
                                                                        --------       --------       --------

Net increase (decrease) in cash and cash equivalents                      (1,423)          (973)         3,876

Cash and cash equivalents at beginning of year                            12,243         13,216          9,340
                                                                        --------       --------       --------

Cash and cash equivalents at end of year                                $ 10,820       $ 12,243       $ 13,216
                                                                        ========       ========       ========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                $    390       $    600       $    250
                                                                        ========       ========       ========

    Interest on deposits and borrowings                                 $  2,486       $  2,970       $  3,940
                                                                        ========       ========       ========

Supplemental disclosure of noncash investing activities:
  Unrealized losses on securities designated as
    available for sale, net of applicable tax effects                   $    (74)      $    (11)      $    (36)
                                                                        ========       ========       ========

  Recognition of mortgage servicing rights in accordance
    with SFAS No. 140                                                   $    292       $    465       $    202
                                                                        ========       ========       ========

  Transfers from loans to real estate acquired through foreclosure      $     --       $    161       $     --
                                                                        ========       ========       ========

  Loans originated upon sale of real estate acquired through
    foreclosure                                                         $    147       $     --       $     --
                                                                        ========       ========       ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2004, 2003 and 2002

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

      A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

      1. Principles of Consolidation
         ---------------------------

      The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, and the Bank's wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 2004 and 2003, Dover's principal assets consisted of an investment in the stock of the Bank's data processor and a deposit account in the Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

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

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At June 30, 2004 and 2003, loans held for sale were carried at cost.

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

      The Bank recorded amortization related to mortgage servicing rights totaling approximately $175,000, $174,000 and $39,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. Additionally, the Bank recovered previously recorded impairment charges on mortgage servicing rights totaling $13,000 in the fiscal year ended June 30, 2004. At June 30, 2004, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value was $633,000. At June 30, 2003, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value was $517,000.

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      4. Loan Origination Fees
         ---------------------

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

                          June 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      5. Allowance for Loan Losses (continued)
         -------------------------

      The Bank's impaired loan information is as follows at June 30:

                                                          2004        2003
                                                           (In thousands)

      Impaired loans with related allowance               $774      $2,244
      Impaired loans with no related allowance              --          --
                                                          ----      ------

           Total impaired loans                           $774      $2,244
                                                          ====      ======

      The Bank's average balance of impaired loans was $929,000 in fiscal 2004. Interest income recognized on impaired loans totaled $49,000 and $100,000 for the fiscal years ended June 30, 2004 and 2003, respectively. The Bank allocated $348,000 of its general valuation allowance to the impaired loans at June 30, 2004.

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

      8. Federal Income Taxes
         --------------------

      The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      8. Federal Income Taxes (continued)
         --------------------

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

      9. Benefit Plans
         -------------

      The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $191,000, $167,000 and $155,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

      Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank has awarded 30,871 shares under the RRP which vest over a five year period. A provision of $7,000, $10,000 and $32,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

      10. Earnings Per Share
          ------------------

      Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 39,513, 52,687 and 65,861 unallocated shares held by the ESOP for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

                                                   2004           2003           2002
      Weighted-average common shares
        outstanding (basic)                     1,162,085      1,167,450      1,183,697
      Dilutive effect of  assumed exercise
        of stock options                           29,016         27,290         22,862
                                                ---------      ---------      ---------
      Weighted-average common shares
        outstanding (diluted)                   1,191,101      1,194,740      1,206,559
                                                =========      =========      =========

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      11. Stock Option Plan
          -----------------

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

      During fiscal 2001, the Corporation canceled and reissued grants of stock options to certain option grant holders. The Corporation recorded expense related to these grants totaling $3,000, $26,000 and $24,000 in fiscal 2004, 2003 and 2002, respectively.

      The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized with respect to original grants of shares under the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2004, 2003 and 2002, would have been reduced to the pro forma amounts indicated below:

                                                       2004         2003         2002
    Net earnings (In thousands)    As reported         $687       $1,032       $1,113
                                                       ====       ======       ======

                                     Pro-forma         $654       $1,021       $1,095
                                                       ====       ======       ======

    Earnings per share
      Basic                        As reported         $.59       $  .88       $  .94
                                                       ====       ======       ======

                                     Pro-forma         $.56       $  .87       $  .92
                                                       ====       ======       ======

      Diluted                      As reported         $.58       $  .86       $  .92
                                                       ====       ======       ======

                                     Pro-forma         $.55       $  .85       $  .90
                                                       ====       ======       ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      11. Stock Option Plan (continued)
          -----------------------------

      The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 2004, 2003 and 2002: dividend yield of 3.0%, 2.8% and 3.5%; expected volatility of 38.2%, 31.6% and 36.7%; a risk-free interest rate of 4.3%, 4.1% and 3.0%, respectively, and an expected life of ten years for all grants.

      A summary of the status of the Corporation's stock option plan as of June 30, 2004, 2003 and 2002, and changes during the years then ended are presented below:

                                                     2004                       2003                       2002
                                                          Weighted-                  Weighted-                  Weighted-
                                                            average                    average                    average
                                                           exercise                   exercise                   exercise
                                              Shares          price      Shares          price      Shares          price
      Outstanding at beginning of year       115,183       $   9.47     104,385       $   9.25     108,563       $   9.22
      Granted                                  4,500          14.87      14,920          10.94       2,000          12.00
      Exercised                              (28,365)          9.15      (4,122)          9.17      (5,578)          9.14
      Forfeited                               (1,320)          9.54          --             --        (600)         14.59
                                            --------       --------    --------       --------    --------       --------

      Outstanding at end of year              89,998       $   9.84     115,183       $   9.47     104,385       $   9.25
                                            ========       ========    ========       ========    ========       ========

      Options exercisable at year-end         68,755       $   9.33      91,809       $   9.22      90,604       $   9.21
                                            ========       ========    ========       ========    ========       ========
    Weighted-average fair value of
      options granted during the year                      $   4.36                   $   3.92                   $   3.59
                                                           ========                   ========                   ========

    The following information applies to options outstanding at June 30, 2004:

    Number outstanding                                                                                             74,721
    Range of exercise prices                                                                               $8.38 - $10.10
    Number outstanding                                                                                             15,277
    Range of exercise prices                                                                              $11.17 - $14.88
    Weighted-average exercise price                                                                                 $9.84
    Weighted-average remaining contractual life in years                                                        4.4 years

      12. Cash and Cash Equivalents
          -------------------------

      For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

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

      The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2004 and 2003:

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

            Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2004 and 2003 was not material.

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      13. Fair Value of Financial Instruments (continued)
          -----------------------------------

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2004 and 2003 are as follows:

                                                                2004                        2003
                                                      Carrying          Fair      Carrying          Fair
                                                         value         value         value         value
                                                                        (In thousands)
      Financial assets
        Cash and cash equivalents                     $ 10,820      $ 10,820      $ 12,243      $ 12,243
        Investment securities                            4,402         4,402         1,502         1,502
        Mortgage-backed securities                       1,025         1,041         1,483         1,519
        Loans receivable                               114,505       110,976       115,966       111,147
        Federal Home Loan Bank stock                     2,047         2,047         1,967         1,967
                                                      --------      --------      --------      --------

                                                      $132,799      $129,286      $133,161      $128,378
                                                      ========      ========      ========      ========

      Financial liabilities
        Deposits                                      $105,446      $101,271      $104,351      $102,609
        Advances from the Federal Home Loan Bank        12,669        13,242        13,891        14,298
                                                      --------      --------      --------      --------

                                                      $118,115      $114,513      $118,242      $116,907
                                                      ========      ========      ========      ========

      14. Advertising
          -----------

      Advertising   costs  are  expensed  when   incurred.   The   Corporation's
      advertising expense for the fiscal years ended June 30, 2004, 2003 and 2002 totaled $99,000, $140,000 and $101,000, respectively.

      15. Effects of Recent Accounting Pronouncements
          -------------------------------------------

      In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-01 "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." EITF 03-01 requires that unrealized losses on investment securities that are deemed other-than-temporary be recorded as an adjustment to operations. The Statement applies both to securities designated as held to maturity and those designated as available for sale. EITF 03-01 provides that unrealized losses may be viewed as other-than-temporary as a result not only due to deterioration of the credit quality of the issuer, but due to changes in the interest rate environment as well. An investor must be able to demonstrate the positive ability and intent to hold such securities until a forecasted recovery takes place or until maturity of the security. EITF 03-01 requires separate disclosure related to unrealized losses for securities that have been in an unrealized loss position for a period of less than twelve months and for those that have been in an unrealized loss position for a period greater than twelve months, for financial statements issued for years ending after December 15, 2003. The loss recognition provisions of other-than-temporary losses under EITF 03-01 are effective September 30, 2004. It is management's belief that, given the Corporation's liquidity position, and assuming no credit quality concerns, EITF 03-01 will have no material effect on the Corporation's financial statements.

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      15. Effects of Recent Accounting Pronouncements (continued)
          -------------------------------------------

      In March 2004, the Financial Accounting Standards Board (the "FASB") issued a proposed Statement, "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions, including stock option grants, using APB Opinion No. 25, "Accounting for Stock
      Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Issuance of the final standards and adoption by the Corporation would be expected to result in recognition of compensation expense for the effect of stock option grants in future periods.

      16. Reclassifications
          -----------------

      Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2004 and 2003, are as follows:

                                                                              June 30, 2004
                                                                        Gross               Gross      Estimated
                                                     Amortized     unrealized          unrealized           fair
                                                          cost          gains              losses          value
                                                                              (In thousands)
    Available for sale:
      U.S. Government agency obligations                $4,499          $  --               $ (97)        $4,402
                                                        ======          =====               =====         ======

                                                                              June 30, 2003
                                                                        Gross               Gross      Estimated
                                                     Amortized     unrealized          unrealized           fair
                                                          cost          gains              losses          value
                                                                              (In thousands)
    Available for sale:
      U.S. Government agency obligations                $1,501          $   1               $  --         $1,502
                                                        ======          =====               =====         ======

      The U. S. Government agency obligations designated as available for sale at June 30, 2004, are scheduled to mature in fiscal 2013 and thereafter.

      The U. S. Government agency obligations designated as available for sale at June 30, 2003, are scheduled to mature in fiscal 2009 and thereafter.

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2004 and 2003, are shown below:

                                                                              2004
                                                                        Gross          Gross    Estimated
                                                       Amortized   unrealized     unrealized         fair
                                                            cost        gains         losses        value
                                                                          (In thousands)
      Held to maturity:
        Federal Home Loan Mortgage
          Corporation participation certificates          $  313          $ 9            $--       $  322
        Government National Mortgage
          Association participation certificates              82            7             --           89
                                                          ------          ---            ---       ------
           Total mortgage-backed securities
             held to maturity                                395           16             --          411

      Available for sale:
        Federal National Mortgage
          Association participation certificates             424            2             (5)         421
        Federal Home Loan Mortgage
          Corporation participation certificates              41           --             --           41
        Government National Mortgage
          Association participation certificates             167            1             --          168
                                                          ------          ---            ---       ------
           Total mortgage-backed securities
             available for sale                              632            3             (5)         630
                                                          ------          ---            ---       ------

           Total mortgage-backed securities               $1,027          $19            $(5)      $1,041
                                                          ======          ===            ===       ======

                                                                              2003
                                                                        Gross          Gross    Estimated
                                                       Amortized   unrealized     unrealized         fair
                                                            cost        gains         losses        value
                                                                          (In thousands)
      Held to maturity:
        Federal Home Loan Mortgage
          Corporation participation certificates          $  491          $20            $--       $  511
        Government National Mortgage
          Association participation certificates             160           16             --          176
                                                          ------          ---            ---       ------
           Total mortgage-backed securities
             held to maturity                                651           36             --          687

      Available for sale:
        Federal National Mortgage
          Association participation certificates             490            5             (2)         493
        Federal Home Loan Mortgage
          Corporation participation certificates              42            1             --           43
        Government National Mortgage
          Association participation certificates             288            8             --          296
                                                          ------          ---            ---       ------
           Total mortgage-backed securities
             available for sale                              820           14             (2)         832
                                                          ------          ---            ---       ------

           Total mortgage-backed securities               $1,471          $50            $(2)      $1,519
                                                          ======          ===            ===       ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

      The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2004. The Corporation had no securities in an unrealized loss position for a period greater than 12 months at June 30, 2004.

                                                        Less than 12 months
                                                          Fair  Unrealized
      Description of securities                          value      losses
                                                          (In thousands)

      Investments:
        Available for sale                              $4,402        $ 97
      Mortgage-backed securities:
        Available for sale                                 630           5
                                                        ------        ----

           Total temporarily impaired securities        $5,302        $102
                                                        ======        ====

      The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2004, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                   Amortized
                                                                     cost
                                                                (In thousands)

      Due within five years                                         $   54
      Due within five to ten years                                     106
      Due after ten years                                              867
                                                                    ------

      Total                                                         $1,027
                                                                    ======

      As of June 30, 2004, mortgage-backed securities and investment securities totaling $2.8 million were pledged to secure public deposits.

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE C - LOANS RECEIVABLE

      The composition of the loan portfolio at June 30, 2004 and 2003 is as follows:

                                                           2004            2003
                                                            (In thousands)
      Residential real estate
        One- to four-family                            $ 56,972        $ 62,396
        Multi-family                                      6,056           4,905
      Nonresidential real estate and land                34,968          28,488
      Commercial loans - secured                         15,111          19,002
      Commercial loans - unsecured                          269             452
      Consumer and other loans                            2,769           2,352
      Deferred loan origination costs                       138             121
                                                       --------        --------
                                                        116,283         117,716
      Less:
        Undisbursed portion of loans in process           1,216           2,699
        Allowance for loan losses                           779             818
                                                       --------        --------

                                                       $114,288        $114,199
                                                       ========        ========

      The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $61.8 million, or 54%, of the total loan portfolio at June 30, 2004, and approximately $64.6 million, or 57%, of the total loan portfolio at June 30, 2003. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

      As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $73.0 million and $58.9 million at June 30, 2004 and 2003, respectively.

      In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $2.2 million at both June 30, 2004 and 2003.

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE D - ALLOWANCE FOR LOAN LOSSES

      The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2004, 2003 and 2002:

                                            2004          2003          2002
                                                    (In thousands)

      Beginning balance                    $ 818         $ 713         $ 564
      Provision for losses on loans           25           131           150
      Loan charge-offs                       (64)          (26)           (1)
                                           -----         -----         -----

      Ending balance                       $ 779         $ 818         $ 713
                                           =====         =====         =====

      As of June 30, 2004, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

      Nonperforming and impaired loans totaled $1.1 million, $2.2 million and $622,000, respectively at June 30, 2004, 2003 and 2002. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $49,000, $45,000 and $13,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

      NOTE E - OFFICE PREMISES AND EQUIPMENT

      Office premises and equipment at June 30, 2004 and 2003 is comprised of the following:

                                                   2004          2003
                                                     (In thousands)

      Land                                       $  488        $  488
      Buildings and improvements                  1,446         1,424
      Furniture and equipment                     1,042         1,160
                                                 ------        ------
                                                  2,976         3,072
        Less accumulated depreciation and
          amortization                              948           938
                                                 ------        ------

                                                 $2,028        $2,134
                                                 ======        ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE F - DEPOSITS

      Deposits consist of the following major classifications at June 30, 2004 and 2003:

    Deposit type and weighted-                                  2004                             2003
    average interest rate                             Amount           %                 Amount         %
                                                                      (Dollars in thousands)
    Demand deposit accounts                         $ 10,805         10.3%             $  7,867          7.5%
    NOW accounts
      2004 - 0.17%                                    12,888         12.2
      2003 - 0.20%                                                                       12,981         12.5
    Passbook
      2004 - 0.84%                                    33,526         31.8
      2003 - 0.83%                                                                       32,229         30.9
                                                    --------       ------              --------       ------
    Total demand, transaction and
      passbook deposits                               57,219         54.3                53,077         50.9

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          2004 - 0.92%                                 1,843          1.7
          2003 - 1.29%                                                                    2,174          2.1
       12 months to 29 months
          2004 - 1.77%                                13,002         12.3
          2003 - 2.50%                                                                   14,524         13.9
       30 months to 47 months
          2004 - 4.09%                                16,189         15.4
          2003 - 4.42%                                                                   19,082         18.3
       48 months to 60 months
          2004 - 3.63%                                 2,250          2.1
          2003 - 3.60%                                                                      984          0.9
    Balances in excess of $100,000
          2004 - 3.01%                                 8,525          8.1
          2003 - 3.39%                                                                    7,832          7.5
    Individual retirement accounts
        2004 - 3.03%                                   6,418          6.1
        2003 - 3.44%                                                                      6,678          6.4
                                                    --------       ------              --------       ------

    Total certificates of deposit                     48,227         45.7                51,274         49.1
                                                    --------       ------              --------       ------

    Total deposit accoun105,446                     $105,446        100.0%             $104,351        100.0%
                                                    ========       ======              ========       ======

      Interest expense on deposits for the years ended June 30, 2004, 2003 and 2002 is summarized as follows:

                                          2004          2003          2002
                                                   (In thousands)

      Passbook                          $  300        $  365        $  586
      NOW accounts                          20            38            36
      Certificates of deposit            1,579         1,979         2,496
                                        ------        ------        ------

                                        $1,899        $2,382        $3,118
                                        ======        ======        ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE F - DEPOSITS (continued)

      Maturities of outstanding certificates of deposit at June 30, 2004 and 2003 are summarized as follows:

                                                     2004             2003
                                                        (In thousands)

      Less than one year                          $25,827          $24,023
      One year to three years                      20,899           25,315
      Three years to five years                     1,501            1,936
                                                  -------          -------

                                                  $48,227          $51,274
                                                  =======          =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

      Advances from the Federal Home Loan Bank, collateralized at June 30, 2004 by a pledge of certain residential mortgage loans totaling $15.9 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

      Interest                     Maturing in year
      rate                          ending June 30,                  2004                2003
                                                                      (Dollars in thousands)
      1.11% - 1.77%                    2004                       $    --             $ 2,500
      8.15%                            2005                             1                   5
      5.06% - 5.65%                    2009                         5,528               5,626
      1.94% - 6.10%                    After 2009                   7,140               5,760
                                                                  -------             -------

                                                                  $12,669             $13,891
                                                                  =======             =======

    Weighted-average interest rate                                   4.50%               3.95%
                                                                  =======             =======

NOTE H - FEDERAL INCOME TAXES

      Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2004, 2003 and 2002 as follows:

                                                                     2004           2003           2002
                                                                          (Dollars in thousands)
      Federal income taxes at statutory rate                        $ 354          $ 532          $ 573
      Increase (decrease) in taxes resulting primarily from:
        Nontaxable interest income                                     (3)            (2)            (4)
        Other                                                           3              4              4
                                                                    -----          -----          -----
      Federal income taxes per consolidated
        financial statements                                        $ 354          $ 534          $ 573
                                                                    =====          =====          =====

      Effective tax rate                                             34.0%          34.1%          34.0%
                                                                    =====          =====          =====

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE H - FEDERAL INCOME TAXES (continued)

      The composition of the Corporation's net deferred tax liability at June 30, 2004 and 2003 is as follows:

      Taxes (payable) refundable on temporary                                  2004          2003
      differences at statutory rate:                                             (In thousands)
      Deferred tax assets:
        Retirement expense                                                    $  88         $  81
        General loan loss allowance                                             265           278
        Unrealized loss on securities designated as available for sale           33            --
        Other                                                                     9            12
                                                                              -----         -----
           Deferred tax assets                                                  395           371

      Deferred tax liabilities:
        Deferred loan origination costs                                         (67)          (85)
        Federal Home Loan Bank stock dividends                                 (310)         (283)
        Difference between book and tax depreciation                            (26)          (32)
        Unrealized gains on securities designated as available
          for sale                                                               --            (5)
        Percentage of earnings bad debt deduction                                --            (8)
        Mortgage servicing rights                                              (215)         (175)
                                                                              -----         -----
           Deferred tax liabilities                                            (618)         (588)
                                                                              -----         -----

           Net deferred tax liability                                         $(223)        $(217)
                                                                              =====         =====

      Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2004, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2004.

      The Bank was required to recapture as taxable income approximately $281,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period finalized in fiscal 2004.

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

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

      At June 30, 2004, the Bank had outstanding commitments of approximately $3.5 million to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $10.5 million and unused lines of credit under commercial loans of $12.5 million. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2004, and will be funded from normal cash flow from operations.

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

                          June 30, 2004, 2003 and 2002

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

      As of June 30, 2004 and 2003, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                                    As of June 30, 2004
                                                                                                       To be "well-
                                                                                                    capitalized" under
                                                               For capital                           prompt corrective
                                 Actual                      adequacy purposes                      action provisions
                                 ------                      -----------------                      -----------------
                             Amount    Ratio            Amount              Ratio                Amount                 Ratio
                                                                   (Dollars in thousands)
                                                  greater than          greater than        greater than           greater than
    Tangible capital        $15,883    11.7%      or equal to $2,034    or equal to 1.5%    or equal to $6,781     or equal to  5.0%

                                                  greater than          greater than        greater than           greater than
    Core capital            $15,883    11.7%      or equal to $5,425    or equal to 4.0%    or equal to $8,137     or equal to  6.0%

                                                  greater than          greater than        greater than           greater than
    Risk-based capital      $16,314    17.4%      or equal to $7,515    or equal to 8.0%    or equal to $9,393     or equal to 10.0%

                                                                     As of June 30, 2003
                                                                                                         To be "well-
                                                                                                      capitalized" under
                                                              For capital                              prompt corrective
                                 Actual                     adequacy purposes                         action provisions
                                 ------                     -----------------                         -----------------
                             Amount    Ratio            Amount              Ratio                Amount                 Ratio
                                                                    (Dollars in thousands)
                                                  greater than          greater than        greater than           greater than
    Tangible capital        $15,666    11.5%      or equal to $2,035    or equal to 1.5%    or equal to $6,785     or equal to  5.0%

                                                  greater than          greater than        greater than           greater than
    Core capital            $15,666    11.5%      or equal to $5,428    or equal to 4.0%    or equal to $8,142     or equal to  6.0%

                                                  greater than          greater than        greater than           greater than
    Risk-based capital      $16,484    18.4%      or equal to $7,177    or equal to 8.0%    or equal to $8,971     or equal to 10.0%

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

                          June 30, 2004, 2003 and 2002

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

      The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002.

                            FFD FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2004 and 2003
                                 (In thousands)

           ASSETS                                                                  2004             2003
      Cash and due from banks                                                  $    103         $    407
      Loan receivable from ESOP                                                     404              523
      Investment in First Federal Community Bank                                 15,880           15,726
      Accrued interest receivable                                                     6               12
      Prepaid federal income taxes                                                  336              239
      Prepaid expenses and other assets                                               9               11
                                                                               --------         --------

           Total assets                                                        $ 16,738         $ 16,918
                                                                               ========         ========

           SHAREHOLDERS' EQUITY

      Shareholders' equity
        Common stock and additional paid-in capital                            $  7,910         $  7,889
        Retained earnings                                                        12,385           12,202
        Unrealized gains (losses) on securities designated as available
          for sale, net of related tax effects                                      (66)               8
        Shares acquired by stock benefit plans                                     (444)            (559)
        Treasury shares - at cost                                                (3,047)          (2,622)
                                                                               --------         --------

           Total shareholders' equity                                          $ 16,738         $ 16,918
                                                                               ========         ========

                            FFD FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                     Year ended June 30, 2004, 2003 and 2002
                                 (In thousands)

                                                      2004            2003            2002
      Revenue
        Interest income                              $   6         $    17         $    30
        Equity in earnings of subsidiary               813           1,153           1,221
                                                     -----         -------         -------
           Total revenue                               819           1,170           1,251

      General and administrative expenses              197             196             194
                                                     -----         -------         -------

           Earnings before income tax credits          622             974           1,057

      Federal income tax credits                       (65)            (58)            (56)
                                                     -----         -------         -------

           NET EARNINGS                              $ 687         $ 1,032         $ 1,113
                                                     =====         =======         =======

                            FFD FINANCIAL CORPORATION

                          June 30, 2004, 2003 and 2002

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION (continued)

                            FFD FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                     Year ended June 30, 2004, 2003 and 2002
                                 (In thousands)

                                                                     2004            2003            2002
      Cash provided by (used in) operating activities:
        Net earnings for the year                                   $ 687         $ 1,032         $ 1,113
        Adjustments to reconcile net earnings to net
        cash provided by (used in) operating activities:
          Undistributed earnings of subsidiary                        (86)           (403)           (221)
          Increase (decrease) in cash due to changes in:
            Prepaid expenses and other assets                          32              (7)             (2)
            Prepaid federal income taxes                              (97)            (58)            (56)
                                                                    -----         -------         -------
            Net cash provided by operating activities                 536             564             834

      Cash flows provided by investing activities:
        Proceeds from repayment of loan to ESOP                       119             112             105

      Cash flows provided by (used in) financing activities:
        Proceeds from other borrowed money                             --             405              --
        Repayments of other borrowed money                             --            (405)             --
        Proceeds from exercise of stock options                       314              38              51
        Purchase of treasury shares                                  (769)           (380)           (936)
        Cash dividends paid on common stock                          (504)           (459)           (446)
                                                                    -----         -------         -------
            Net cash used in financing activities                    (959)           (801)         (1,331)
                                                                    -----         -------         -------

      Net increase (decrease) in cash and cash equivalents           (304)           (125)           (392)

      Cash and cash equivalents at beginning of year                  407             532             924
                                                                    -----         -------         -------

      Cash and cash equivalents at end of year                      $ 103         $   407         $   532
                                                                    =====         =======         =======

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

NOTE L - RELATED PARTY TRANSACTIONS

      In connection with construction work performed, the Bank paid a contractor approximately $187,000, during fiscal 2003. A principal of the contracting company also serves as an outside director to FFD Financial Corporation.

                            FFD FINANCIAL CORPORATION
                                       AND
                          FIRST FEDERAL COMMUNITY BANK
                        DIRECTORS AND EXECUTIVE OFFICERS

================================================================================

         Board of Directors of                         Executive Officers of
     FFD Financial Corporation and                   FFD Financial Corporation
     First Federal Community Bank

       Richard A. Brinkman, Jr.                           Trent B. Troyer
                  CEO                          President and Chief Executive Officer
       AAA of Tuscarawas County
                                                         Scott C. Finnell
          Stephen G. Clinton                         Executive Vice President
               President
       Capital Market Securities                         Robert R. Gerber
                                                Vice President, Treasurer and Chief
           Leonard L. Gundy                              Financial Officer
               President
     Benchmark Construction, Inc.                       Shirley A. Wallick
                                                        Corporate Secretary
            Enos L. Loader
         Chairman of the Board
                  and                                  Executive Officers of
      Retired Senior Bank Officer                  First Federal Community Bank

           Robert D. Sensel                               Trent B. Troyer
 President and Chief Executive Officer         President and Chief Executive Officer
        Dover Hydraulics, Inc.
                                                         Scott C. Finnell
                   .                                 Executive Vice President
           Director Emeritus
     FFD Financial Corporation and                       Robert R. Gerber
     First Federal Community Bank          Vice President, Treasurer and Chief Financial
                                                             Officer
            J. Richard Gray
               Chairman                                   Sally O'Donnell
         Hanhart Agency, Inc.                          Senior Vice President

           Richard J. Herzig                            Shirley A. Wallick
          Chairman - Retired                            Corporate Secretary
   Toland-Herzig Funeral Homes, Inc.

         Roy O. Mitchell, Jr.                            Other Officers of
            Managing Officer - Retired             First Federal Community Bank
     First Federal Community Bank
                                                         Michele L. Larkin
                                                          Vice President

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

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948

                                 ANNUAL MEETING

================================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 19, 2004, at 1:00 p.m., Eastern Time, at the Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

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