Form 10KSB, Exhibit 13
period 2005-06-30
FFD FINANCIAL CORP/OH
filed 2005-09-28
CIK 1006177

BUSINESS OF FFD FINANCIAL CORPORATION

================================================================================

FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Since its formation in 1996, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal's business involves attracting deposits from individual and business customers and using such deposits to originate loans to individuals and businesses in its market area, consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, and individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, loan sales and principal repayments on loans and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, branches in Dover and New Philadelphia, Ohio, and lending offices in Sugarcreek and Coshocton, Ohio.
Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

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

There were 1,190,844 common shares of FFD outstanding on September 2, 2005. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal years 2004 and 2005.

                                            High Trade          Low Trade            Cash Dividends Declared
Fiscal 2004
 Quarter Ended
    September 30, 2003                          $15.32              $13.25                     $.100
    December 31, 2003                            15.30               14.59                      .105
    March 31, 2004                               15.50               13.64                      .105
    June 30, 2004                                15.65               13.00                      .105


                                            High Trade          Low Trade            Cash Dividends Declared
Fiscal 2005
 Quarter Ended
    September 30, 2004                          $16.50              $13.05                     $.105
    December 31, 2004                            16.40               13.44                      .110
    March 31, 2005                               16.75               14.26                      .110
    June 30, 2005                                18.39               13.50                      .110

FFD's income consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the common shares of First Federal held by FFD. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. First Federal is not permitted to pay a cash dividend on its common shares if the regulatory capital of First Federal would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

Selected consolidated financial                                   At June 30,
condition data:                                2005       2004       2003       2002       2001

                                                                (In thousands)
Total amount of:
Assets                                       $148,559   $135,892   $136,408   $130,303   $133,097
Interest-bearing deposits                       5,672      8,821     10,398     11,726      8,024
Investment securities available for sale -
  at market                                     3,485      4,402      1,502      2,047      1,000
Mortgage-backed securities available
  for sale - at market                            500        630        832      1,551      7,799
Mortgage-backed securities held to
  maturity - at cost                              220        395        651      1,606      3,721
Loans receivable - net (1)                    131,493    114,505    115,966    107,055    107,467
Deposits                                      111,495    105,446    104,351     95,542     91,018
Advances from the FHLB                         17,880     12,669     13,891     17,553     24,732
Shareholders' equity, restricted               17,402     16,738     16,918     16,541     16,604


                                                           For the year ended June 30,
Summary of earnings:                           2005       2004       2003       2002       2001
                                                      (In thousands, except per share data)
Interest income                              $  7,073   $  6,360   $  6,758   $  8,005   $  9,549
Interest expense                                2,521      2,487      2,966      3,893      5,498
                                             --------   --------   --------   --------   --------
Net interest income                             4,552      3,873      3,792      4,112      4,051

Provision for losses on loans                      11         25        131        150        201
                                             --------   --------   --------   --------   --------
Net interest income after provision
  for losses on loans                           4,541      3,848      3,661      3,962      3,850

Other income                                      917        616      1,038        536        262
General, administrative and other
  expense                                       3,813      3,423      3,133      2,812      2,451
                                             --------   --------   --------   --------   --------
Earnings before income taxes                    1,645      1,041      1,566      1,686      1,661

Federal income taxes                              559        354        534        573        560
                                             --------   --------   --------   --------   --------

Net earnings                                 $  1,086   $    687   $  1,032   $  1,113   $  1,101
                                             ========   ========   ========   ========   ========
 Earnings per share
  Basic                                      $    .94   $    .59   $    .88   $    .94   $    .86
                                             ========   ========   ========   ========   ========

  Diluted                                    $    .92   $    .58   $    .86   $    .92   $    .86
                                             ========   ========   ========   ========   ========

-----------------------------------

(1)   Includes loans held for sale.

Selected financial ratios                              At or for the year ended June 30,
  and other data:                              2005       2004       2003       2002       2001
Return on average assets                       0.78%      0.50%      0.77%      0.84%      0.86%
Return on average equity                       6.39       4.05       6.17       6.75       6.69
Interest rate spread                           3.24       2.79       2.62       2.85       2.75
Net interest margin                            3.41       2.97       2.95       3.22       3.26
General, administrative and other
  expense to average assets                    2.73       2.50       2.34       2.13       1.91
Average equity to average
  assets                                      12.14      12.40      12.50      12.50      12.81
Nonperforming and impaired assets
  to total assets                              0.82       0.84       1.76       0.48       0.08
Nonperforming and impaired loans to
  total loans                                  0.90       0.98       1.88       0.58       0.10
Delinquent loans to total loans (1)            1.02       1.18       1.28       2.57       0.96
Allowance for loan losses to
  total loans                                  0.57       0.67       0.68       0.66       0.52
Allowance for loan losses to
  nonperforming and impaired loans            62.99      68.09      36.45     114.63     537.14
Average interest-earning assets
  to average interest-bearing liabilities    108.86     109.27     114.63     112.05     111.49
Dividend payout ratio                         46.28      70.34      44.89      39.89      41.86
Number of full service offices                    3          3          3          3          2

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                     GENERAL

--------------------------------------------------------------------------------

The principal business of FFD is owning all of First Federal's stock issued in its 1996 conversion from mutual to stock form. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements are Subject to Change

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to FFD or its management are intended to identify such forward looking statements. FFD's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan losses is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements before losses have been confirmed via a recorded charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

      o     Local market areas and national economic developments;

      o     Levels of and trends in delinquencies and impaired loans;

      o     Levels of and trends in recoveries of prior charge-offs;

      o Adverse situations that may affect specific borrowers' ability to repay;

      o     Effects of any changes in lending policies and procedures;

      o     Credit concentrations;

      o     Volume and terms of loans; and

      o     Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No.
5. With respect to nonresidential real estate and other loans, management believes such loans are adequately collateralized and as a result impaired loans are carried at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

       CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2004 TO JUNE 30, 2005

--------------------------------------------------------------------------------

The Corporation's assets at June 30, 2005, totaled $148.6 million, a $12.7 million, or 9.3%, increase from the June 30, 2004 total. This increase was comprised primarily of a $17.0 million increase in loans receivable, which was partially offset by a $4.3 million decrease in cash, interest-bearing deposits, mortgage-backed securities and investment securities.

Cash and interest-bearing deposits totaled $7.8 million at June 30, 2005, a decrease of $3.0 million, or 28.0%, from June 30, 2004. Investment securities totaled $3.5 million at June 30, 2005, a decrease of $917,000. Maturities and calls of investment securities totaled $1.0 million.

Mortgage-backed securities totaled $720,000 at June 30, 2005, a $305,000, or 29.8%, decrease from the total at June 30, 2004, due primarily to principal repayments. Repayments of mortgage-backed securities during fiscal 2005 totaled $308,000.

Loans receivable, including loans held for sale, totaled $131.5 million at June 30, 2005, an increase of $17.0 million, or 14.8%, from the June 30, 2004 total. Loan disbursements during fiscal 2005 totaled $66.6 million, which were offset by principal repayments of $36.2 million and loans sold in the secondary market totaling $10.5 million. Loan origination volume during the year ended June 30, 2005, decreased by $3.2 million, or 4.6%, compared to fiscal 2004. During fiscal 2005, management continued to meet consumer preference for fixed-rate loans in the prevailing low interest rate environment by selling lower-yielding fixed-rate mortgage loans in the secondary market. The volume of loans sold during fiscal 2005 decreased by $19.3 million, or 64.8%, from fiscal 2004. The portfolio of loans secured by one- to four-family residential real estate increased by $4.1 million to $61.1 million at June 30, 2005. Loans secured by nonresidential real estate and land totaled $42.8 million at June 30, 2005, compared to $35.0  million at June 30,  2004.  Commercial  loans  totaled  $16.7 million at June 30, 2005, compared to $15.4 million at June 30, 2004. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the quality of the borrower's management, the debt service ratio, the quality and characteristics of the income stream generated by the business and the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $766,000 and $779,000 at June 30, 2005 and 2004, respectively, which represented .57% and .68% of total loans and 63.0% and 68.1% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans amounted to $1.2 million and $1.1 million at June 30, 2005 and 2004, respectively. Management believes that the Bank's nonperforming and impaired loans at June 30, 2005 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2005, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $111.5 million at June 30, 2005, a $6.1 million, or 5.7%, increase over total deposits at June 30, 2004. This increase resulted primarily from management's efforts to generate deposit growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations.

FHLB advances totaled $17.9 million at June 30, 2005, a $5.2 million, or 41.1%, increase from June 30, 2004. The increase in FHLB advances was primarily used to fund loan growth.

Shareholders' equity totaled $17.4 million at June 30, 2005, an increase of $664,000, or 4% from June 30, 2004 levels. This increase was due primarily to net earnings of $1.1 million, a $110,000 reduction in the shares acquired by benefit plans, and $267,000 in proceeds from the exercise of stock options, which were partially offset by dividends totaling $517,000 and purchases of treasury shares totaling $411,000.

                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

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

General. FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2005, an increase of $399,000 or 58.1% compared to fiscal 2004. The increase in net earnings resulted primarily from a $679,000 increase in net interest income, a $329,000 gain on redemption of securities, and a $93,000 increase in other operating income, which were partially offset by a $390,000 increase in general, administrative and other expense, a $128,000 decrease in gain on sale of loans, and a $205,000 increase in the provision for federal income tax.

Net Interest Income. Total interest income increased by $713,000, or 11.2%, to a total of $7.1 million for the year ended June 30, 2005, compared to $6.4 million for the fiscal year ended June 30, 2004. Interest income on loans increased by $640,000, or 10.6%, due primarily to a 24 basis point increase in the average yield, to 5.51% in fiscal 2005, and a $6.7 million, or 5.9%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $22,000, or 37.9%, due primarily to a $405,000, or 32.4%, decrease in the average balance outstanding, and a 34 basis point decrease in the average yield earned on such securities, to 4.29% in fiscal 2005. Interest income on investment securities increased by $38,000 due primarily to a 23 basis point increase in the average yield earned on such securities, to 4.17%, and a $725,000 increase in the average balance outstanding. Interest income on interest-bearing deposits increased by $51,000, or 44.9%, due primarily to a 136 basis point increase in the average yield, which was partially offset by a $4.0 million, or 35.1%, decrease in the average balance outstanding year to year. Increases in the average yields on interest-earning assets were due primarily to the overall increase interest rates in the economy.

Interest expense on deposits increased by $18,000, or 0.9%, for the year ended June 30, 2005, compared to fiscal 2004, due primarily to a $3.9 million, or 3.76%, increase in the average deposit portfolio balance outstanding year to year, partially offset by a decrease in the average cost of deposits of 5 basis points to 1.76% for fiscal 2005.

Interest expense on borrowings increased by $16,000, or 2.7%, due primarily to a 32 basis point increase in the average cost of such borrowings, to 4.35% in fiscal 2005, partially offset by a $706,000, or 4.8%, decrease in the average balance of advances outstanding.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $679,000, or 17.5%, for the fiscal year ended June 30, 2005, compared to fiscal 2004. The interest rate spread amounted to 3.24% for the fiscal year ended June 30, 2005, compared to 2.79% for fiscal 2004, while the net interest margin was 3.41% in fiscal 2005, compared to 2.97% in fiscal 2004.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $11,000 for the year ended June 30, 2005, a decrease of $14,000, or 56.0%, compared to fiscal 2004. First Federal's fiscal 2005 provision was predicated primarily on industry loss ratio analysis applied to the loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 and SFAS No. 114. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $917,000 for the fiscal year ended June 30, 2005, an increase of $301,000 or 48.9% from fiscal 2004. An increase in gain on redemption of securities resulted from a $329,000 pre-tax gain on the sale of Intrieve, Incorporated shares to Harland Financial Solutions. This increase resulted from the gain on redemption of securities and an increase in other operating income, which were partially offset by a $128,000, or 36.2%, decrease in gain on sale of loans. The increase in other operating income of $93,000 consisted primarily of a decrease in the amortization of mortgage servicing rights and increases in miscellaneous operating income.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.8 million for the fiscal year ended June 30, 2005, an increase of $390,000, or 11.4%, compared to fiscal 2004. The increase resulted from increases of $218,000, or 14.2%, in employee compensation and benefits and $177,000, or 17.7%, in other operating expense, which were slightly offset by a $7,000 decrease in occupancy and equipment.

The increase in employee compensation and benefits included increases of $90,000 in wages and related benefit expenses, $50,000 in employee stock ownership and stock option plans, and an $82,000 decrease in deferred loan origination costs, which were slightly offset by a decrease of $4,000 in the cost of the reward and recognition and stock option plans. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option expense was the result of higher average stock trading prices and increased administrative expense. The reduction in deferred loan origination costs was related to the reduction in the number of loans originated. The decrease in the cost of reward, recognition, and stock option plans occurred because benefits have fully vested or have been forfeited. The remaining $177,000 increase in other operating expenses was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year, including the opening of two new loan production offices.

Federal Income Taxes. The provision for federal income taxes totaled $559,000 for the fiscal year ended June 30, 2005, an increase of $205,000, or 57.9%, compared to fiscal 2004. The increase resulted primarily from a $604,000, or 58.0%, increase in earnings before taxes. The effective tax rates were 34.0% for both of the fiscal years ended June 30, 2005 and 2004.

                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

--------------------------------------------------------------------------------

General. FFD's net earnings totaled $687,000 for the fiscal year ended June 30, 2004, a decrease of $345,000, or 33.4%, compared to fiscal 2003. The decrease in net earnings resulted primarily from a $554,000 decrease in gain on sale of loans and a $290,000 increase in general administrative and other expense, which were partially offset by increases of $81,000 in net interest income and $139,000 in other operating income, and a $180,000 decrease in the provision for federal income taxes.

Net Interest Income. Total interest income decreased by $398,000, or 5.9%, to a total of $6.4 million for the year ended June 30, 2004, compared to $6.8 million for the fiscal year ended June 30, 2003. Interest income on loans decreased by $330,000, or 5.2%, due primarily to a 50 basis point decrease in the average yield, to 5.27% in fiscal 2004, which was offset slightly by a $4.2 million, or 3.8%, increase in the average loan portfolio balance outstanding year to year. Decreases in the average yield on loan assets was due primarily to the low interest rates that prevailed throughout the 2004 fiscal year. Interest income on mortgage-backed securities decreased by $41,000, or 41.4%, due primarily to a $1.0 million, or 44.8%, decrease in the average balance outstanding, which was partially offset by a 27 basis point increase in the average yield earned on such securities, to 4.63% in fiscal 2004. Interest income on investment securities increased by $23,000 due primarily to a 77 basis point increase in the average yield earned on such securities, to 3.94%, which was partially offset by an $88,000 decrease in the average balance outstanding. The yields on mortgage-backed and investment securities began to rise in 2004 in anticipation of the Federal Reserve Board's June 2004 decision to increase rates. Interest income on interest-bearing deposits decreased by $50,000, or 28.2%, due primarily to a 33 basis point decrease in the average yield and a $862,000, or 7.1%, decrease in the average balance outstanding year to year.

Interest expense on deposits decreased by $483,000, or 20.3% for the year ended June 30, 2004, compared to fiscal 2003, due primarily to a decrease in the average cost of deposits of 65 basis points, to 1.81%, which was partially offset by an $8.0 million, or 8.2%, increase in the average deposit portfolio balance outstanding year to year. Decreases in the average cost of deposits were due primarily to the sustained low level of interest rates in the economy.

Interest expense on borrowings increased by $4,000, or 0.1%, due primarily to a 16 basis point increase in the average cost of such borrowings, to 4.03%, which was partially offset by a $478,000, or 3.2%, decrease in the average balance of advances outstanding, During fiscal year 2004, the Bank repaid $2.7 million of maturing advances and replaced them with $1.5 million of new fixed rate borrowings for match funding purposes and interest rate risk management. At June 30, 2004, the Bank had a total of $12.7 million in advances with rates ranging from 1.11% to 6.10%. Prepayments of the higher cost advances are unlikely because of the significant penalties involved.

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

Other Income. Other income totaled $616,000 for the fiscal year ended June 30, 2004, a decrease of $422,000, or 40.7%, from fiscal 2003. The decrease resulted primarily from a $554,000, or 61.0%, decrease in gain on sale of loans and a $7,000 loss on sale of real estate owned, which were partially offset by an increase of $139,000 in other operating income. The decrease in gain on sale of loans was due primarily to a $14.4 million, or 32.6%, decrease in sales volume year to year. The increase in other operating income was due primarily to an increase in service fee income from loans sold of $55,000 and a $21,000 increase in fees on deposit accounts and transactions. As interest rates rise, the volume of loan sales and the amount of gain on sale of loans is likely to continue to decrease.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.4 million for the fiscal year ended June 30, 2004, an increase of $290,000, or 9.3%, compared to fiscal 2003. The increase resulted primarily from a $285,000, or 22.8%, increase in employee compensation and benefits.

The increase in employee compensation and benefits included increases of $143,000 in wages and related benefit expenses, and $5,000 in stock benefit plan expense, and a $137,000 decrease in deferred loan origination costs. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in stock benefit plan expenses was the result of a $31,000 increase in ESOP expense due to higher average trading prices for FFD's stock, which was substantially offset by $3,000 expense reduction due to the completion of vesting of the Bank's recognition and retention plan and $23,000 due to the forfeiture of stock options by a former employee. The decrease in deferred loan origination costs was related to the reduction in the number of loans originated. The remaining $5,000 increase in all other operating expense categories was comprised primarily of immaterial increases in a variety of expenses from year to year

Federal Income Taxes. The provision for federal income taxes totaled $354,000 for the fiscal year ended June 30, 2004, a decrease of $180,000, or 33.7%, compared to fiscal 2003. The decrease resulted primarily from a $525,000, or 33.5%, decrease in earnings before taxes. The Corporation's effective tax rates were 34.0% and 34.1% for the fiscal years ended June 30, 2004 and 2003, respectively.

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

                                                                     Year ended June 30,
                                                          2005                                  2004
                                           Average      Interest                 Average      Interest
                                         outstanding    earned/     Yield/     outstanding    earned/     Yield/
                                           balance        paid       rate        balance        paid       rate
                                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable                       $    121,282   $  6,683       5.51%   $    114,573   $  6,043       5.27%
  Mortgage-backed securities                      847         36       4.29           1,252         58       4.63
  Investment securities                         4,072        170       4.17           3,347        132       3.94
  Interest-bearing deposits
    and other                                   7,369        184       2.48          11,360        127       1.12
                                         ------------   --------   --------    ------------   --------   --------
  Total interest-earning assets               133,570      7,073       5.29         130,532      6,360       4.87

  Non-interest-earning assets                   6,287                                 6,220
                                         ------------                          ------------

    Total assets                         $    139,857                          $    136,752
                                         ============                          ============

Interest-bearing liabilities:
  Deposits                               $    108,820      1,917       1.76    $    104,872      1,899       1.81
  Borrowings                                   13,882        604       4.35          14,588        588       4.03
                                         ------------   --------   --------    ------------   --------   --------
    Total interest-bearing
      liabilities                             122,702      2,521       2.05         119,460      2,487       2.08
                                                        --------   --------                   --------   --------

Non-interest-bearing liabilities                  170                                   334
                                         ------------                          ------------

  Total liabilities                           122,872                               119,794

Shareholders' equity                           16,985                                16,958
                                         ------------                          ------------

    Total liabilities and
      shareholders' equity               $    139,857                          $    136,752
                                         ============                          ============

Net interest income                                     $  4,552                              $  3,873
                                                        ========                              ========

Interest rate spread                                                   3.24%                                 2.79%
                                                                     ======                                ======
Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                                             3.41%                                 2.97%
                                                                     ======                                ======
Average interest-earning assets to
  average interest-bearing liabilities                               108.86%                               109.27%
                                                                     ======                                ======

                                                 Year ended June 30,
                                                         2003
                                           Average      Interest
                                         outstanding    earned/     Yield/
                                           balance        paid       rate
                                                (Dollars in thousands)
Interest-earning assets:
  Loans receivable                       $    110,406   $  6,373       5.77%
  Mortgage-backed securities                    2,270         99       4.36
  Investment securities                         3,435        109       3.17
  Interest-bearing deposits
    and other                                  12,222        177       1.45
                                         ------------   --------   --------
  Total interest-earning assets               128,333      6,758       5.27

  Non-interest-earning assets                   5,382
                                         ------------

    Total assets                         $    133,715
                                         ============

Interest-bearing liabilities:
  Deposits                               $     96,886      2,382       2.46
  Borrowings                                   15,066        584       3.87
                                         ------------   --------   --------
    Total interest-bearing
      liabilities                             111,952      2,966       2.65
                                                        --------   --------

Non-interest-bearing liabilities                5,050
                                         ------------

  Total liabilities                           117,002

Shareholders' equity                           16,713
                                        ------------

    Total liabilities and
      shareholders' equity               $    133,715
                                         ============

Net interest income                                     $  3,792
                                                        ========

Interest rate spread                                                   2.62%
                                                                   ========

Net interest margin (net interest
  income as a percent of average
  interest-earning assets)                                             2.95%
                                                                   ========

Average interest-earning assets to
  average interest-bearing liabilities                               114.63%
                                                                   ========

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

                                                       Year ended June 30,
                                              2005 vs. 2004            2004 vs. 2003
                                            Increase                Increase
                                           (decrease)               (decrease)
                                             due to                   due to
                                        Volume    Rate    Total    Volume    Rate    Total
                                                          (In thousands)
Interest income attributable to:
  Loans receivable                      $ 360    $ 280    $ 640    $ 235    $(565)   $(330)
  Mortgage-backed securities              (18)      (4)     (22)     (46)       5      (41)
  Investment securities                    30        8       38       (3)      26       23
  Interest-bearing deposits and other     (57)     114       57      (12)     (38)     (50)
                                        -----    -----    -----    -----    -----    -----

     Total interest income                315      398      713      174     (572)    (398)
                                        -----    -----    -----    -----    -----    -----

Interest expense attributable to:
  Deposits                                 71      (53)      18      185     (668)    (483)
  Borrowings                              (29)      45       16      (19)      23        4
                                        -----    -----    -----    -----    -----    -----
     Total interest expense                42       (8)      34      166     (645)    (479)
                                        -----    -----    -----    -----    -----    -----

     Increase in net interest income    $ 273    $ 406    $ 679    $   8    $  73    $  81
                                        =====    =====    =====    =====    =====    =====

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

Presented below, as of June 30, 2005 and 2004, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200, +300 and -100, -200, -300 basis points in market interest rates. Due to the improbability of negative rate adjustments greater than 100 basis points, in the fiscal 2004 interest rate environment, shocks greater than negative 100 basis points were not presented.

                                                         June 30, 2005
                  Net Interest Income                                               Net Portfolio Value

     Projected                    Change       Percent                                    Change          Percent
    interest rate    Estimated     from        change                   Estimated          from           change
      scenario          NII        base       from base                   value            base          from base
         +300         $6,218      $1,168       23.13%                    $22,827           $3,125         15.86%
         +200          5,917         867       17.17                      22,107            2,406         12.21
         +100          5,508         458        9.08                      21,102            1,401          7.11
         Base          5,050          --          --                      19,702               --            --
         -100          4,575        (475)      (9.41)                     18,003           (1,699)        (8.62)
         -200          3,911      (1,139)     (22.55)                     16,008           (3,694)       (18.75)
         -300          3,239      (1,811)     (35.86)                     14,003           (5,699)       (28.93)


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

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

First Federal's principal sources of funds are deposits, proceeds from loan sales, principal repayments on loan and mortgage-backed securities, maturities of investment securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds,
(ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2005, First Federal had commitments to originate loans, including unused lines of credit, totaling $35.6 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2005, 2004 and 2003:

                                                         Year ended June 30,
                                                   2005        2004        2003
                                                         (In thousands)
Net earnings                                     $  1,086    $    687    $  1,032
Adjustments to reconcile net earnings to
  net cash from operating activities                3,666       1,621        (395)
                                                 --------    --------    --------
Net cash from operating activities                  4,752       2,308         637
Net cash used in investing activities             (18,386)     (2,645)     (5,956)
Net cash from (used in) financing activities       10,599      (1,086)      4,346
                                                 --------    --------    --------
Net change in cash and cash equivalents            (3,035)     (1,423)       (973)

Cash and cash equivalents at beginning of year     10,820      12,243      13,216
                                                 --------    --------    --------

Cash and cash equivalents at end of year         $  7,785    $ 10,820    $ 12,243
                                                 ========    ========    ========

The following table sets forth information regarding the Bank's obligations and commitments including undisbursed loans in process, to make future payments under contract as of June 30, 2005:

                                                                       Payments due by period
                                                      Less                                    More
                                                      than             1-3          3-5       than
                                                     1 year           years        years     5 years       Total
                                                                           (In thousands)
Contractual obligations:
  Advances from the Federal Home Loan Bank          $  2,452       $  7,813     $  6,914       $701    $  17,880
  Certificates of deposit                             27,831         24,600        3,427         --       55,858

Amount of commitments expiring per period
  Commitments to originate loans:
    Overdraft lines of credit                            703             --           --         --          703
    Home equity lines of credit                       13,381             --           --         --       13,381
    Commercial lines of credit                        13,698             --           --         --       13,698
    One- to four-family and multi-family loans         2,626             --           --         --        2,626
    Non-residential real estate and land loans         3,766             --           --         --        3,766
  Non-mortgage loans                                      50             --           --         --           50
  Purchase loans                                         485             --           --         --          485
                                                    --------       --------     --------       ----    ---------
Total contractual obligations                       $ 64,992       $ 32,413     $ 10,341       $701    $ 108,447
                                                    ========       ========     ========       ====    =========

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

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loss allowance of $565,000 at June 30, 2005.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2005. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2005:

                                                                                         Excess over current
                               Regulatory capital           Current requirement              requirement
                                Amount      Percent         Amount     Percent           Amount     Percent
                                                          (Dollars in thousands)

Tangible capital               $16,471      11.1%           $2,225       1.5%           $14,246      9.6%
Core capital                   $16,471      11.1%           $5,934       4.0%           $10,537      7.1%
Risk-based capital             $17,036      14.8%           $9,222       8.0%            $7,814      6.8%

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2005 and 2004, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

Cincinnati, Ohio
August 18, 2005 (except for Note M, as to which the date is September 15, 2005)

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             June 30, 2005 and 2004
                        (In thousands, except share data)

         ASSETS                                                                    2005         2004
Cash and due from banks                                                       $   2,113    $   1,999
Interest-bearing deposits in other financial institutions                         5,672        8,821
                                                                              ---------    ---------
         Cash and cash equivalents                                                7,785       10,820

Investment securities designated as available for sale - at market                3,485        4,402
Mortgage-backed securities designated as available for sale - at market             500          630
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $225 and $411 as of June 30,
  2005 and 2004, respectively                                                       220          395
Loans receivable - net                                                          131,168      114,288
Loans held for sale - at lower of cost or market                                    325          217
Office premises and equipment - at depreciated cost                               2,031        2,028
Stock in Federal Home Loan Bank - at cost                                         2,140        2,047
Accrued interest receivable                                                         450          381
Prepaid expenses and other assets                                                   239          275
Prepaid federal income taxes                                                        252          409
                                                                              ---------    ---------

         Total assets                                                         $ 148,595    $ 135,892
                                                                              =========    =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                      $ 111,495    $ 105,446
Advances from the Federal Home Loan Bank                                         17,880       12,669
Accrued interest payable                                                            155           97
Other liabilities                                                                 1,385          719
Deferred federal income taxes                                                       242          223
                                                                              ---------    ---------
         Total liabilities                                                      131,157      119,154

Commitments                                                                          --           --

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                          --           --
  Common stock - authorized 5,000,000 shares without par or
    stated value; 1,454,750 shares issued                                            --           --
  Additional paid-in capital                                                      7,987        7,910
  Retained earnings - restricted                                                 12,954       12,385
  Accumulated comprehensive  loss; unrealized  losses on
    securities designated as available for sale, net of related tax effects          (9)         (66)
  Shares acquired by stock benefit plans                                           (334)        (444)
  Less 264,773 and 266,757 treasury shares at June 30, 2005 and 2004,
    respectively - at cost                                                       (3,160)      (3,047)
                                                                              ---------    ---------
         Total shareholders' equity                                              17,438       16,738
                                                                              ---------    ---------

         Total liabilities and shareholders' equity                           $ 148,595    $ 135,892
                                                                              =========    =========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                    Years ended June 30, 2005, 2004 and 2003
                     (In thousands, except per share data)

                                                                      2005       2004      2003
Interest income
  Loans                                                            $ 6,683    $ 6,043    $6,373
  Mortgage-backed securities                                            36         58        99
  Investment securities                                                170        132       109
  Interest-bearing deposits and other                                  184        127       177
                                                                   -------    -------    ------
         Total interest income                                       7,073      6,360     6,758

Interest expense
  Deposits                                                           1,917      1,899     2,382
  Borrowings                                                           604        588       584
                                                                   -------    -------    ------
         Total interest expense                                      2,521      2,487     2,966
                                                                   -------    -------    ------

         Net interest income                                         4,552      3,873     3,792

Provision for losses on loans                                           11         25       131
                                                                   -------    -------    ------

         Net interest income after provision for losses on loans     4,541      3,848     3,661

Other income
  Gain on sale of loans                                                226        354       908
  Loss on sale of real estate acquired through foreclosure              --         (7)       --
  Gain on redemption of securities                                     329         --        --
  Other operating                                                      362        269       130
                                                                   -------    -------    ------
         Total other income                                            917        616     1,038

General, administrative and other expense
  Employee compensation and benefits                                 1,755      1,537     1,252
  Occupancy and equipment                                              384        391       387
  Franchise taxes                                                      209        210       191
  Data processing                                                      288        285       269
  Other operating                                                    1,177      1,000     1,034
                                                                   -------    -------    ------
         Total general, administrative and other expense             3,813      3,423     3,133
                                                                   -------    -------    ------

         Earnings before income taxes                                1,645      1,041     1,566

Federal income taxes
  Current                                                              569        311       520
  Deferred                                                             (10)        43        14
                                                                   -------    -------    ------
         Total federal income taxes                                    559        354       534
                                                                   -------    -------    ------

         NET EARNINGS                                              $ 1,086    $   687    $1,032
                                                                   =======    =======    ======

         EARNINGS PER SHARE
           Basic                                                   $   .94    $   .59    $  .88
                                                                   =======    =======    ======

           Diluted                                                 $   .92    $   .58    $  .86
                                                                   =======    =======    ======

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                    Years ended June 30, 2005, 2004 and 2003
                                 (In thousands)

                                                              2005     2004       2003
Net earnings                                               $ 1,086    $ 687    $ 1,032

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $29, $(38)
    and $(5) in 2005, 2004 and 2003, respectively               57      (74)       (11)
                                                           -------    -----    -------

Comprehensive income                                       $ 1,143    $ 613    $ 1,021
                                                           =======    =====    =======

Accumulated comprehensive income (loss)                    $    (9)   $ (66)   $     8
                                                           =======    =====    =======

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 2005, 2004 and 2003
                     (In thousands, except per share data)

                                                                                                     Unrealized
                                                                                                   gains (losses)
                                                                                                    on securities
                                                                      Additional                     designated
                                                            Common     paid-in         Retained     as available
                                                            stock      capital         earnings       for sale
Balance at July 1, 2002                                    $     --    $  7,861        $ 11,629          $  19

Net earnings for the year ended June 30, 2003                    --          --           1,032             --
Purchase of treasury shares                                      --          --              --             --
Amortization expense of stock benefit plans                      --          39              --             --
Unrealized losses on securities designated as available
  for sale, net of related tax effects                           --          --              --            (11)
Exercise of stock options                                        --         (11)             --             --
Dividends of $.395 per share                                     --          --            (459)            --
                                                           --------    --------        --------          -----

Balance at June 30, 2003                                         --       7,889          12,202              8

Net earnings for the year ended June 30, 2004                    --          --             687             --
Purchase of treasury shares                                                  --              --             --
Amortization expense of stock benefit plans                      --          51              --             --
Unrealized losses on securities designated as available
  for sale, net of related tax effects                           --          --              --            (74)
Exercise of stock options                                        --         (30)                            --
Dividends of $.415 per share                                     --          --            (504)            --
                                                           --------    --------        --------          -----

Balance at June 30, 2004                                         --       7,910          12,385            (66)

Net earnings for the year ended June 30, 2005                    --          --           1,086             --
Purchase of treasury shares                                      --          --              --             --
Amortization expense of stock benefit plans                      --          72              --             --
Unrealized gains on securities designated as available
  for sale, net of related tax effects                           --          --              --             57
Exercise of stock options                                        --           5              --             --
Dividends of $.435 per share                                     --          --            (517)            --
                                                           --------    --------        --------          -----

Balance at June 30, 2005                                   $     --    $  7,987        $ 12,954          $  (9)
                                                           ========    ========        ========          =====


                                                           Shares
                                                         acquired by
                                                            stock        Treasury
                                                           benefit        shares-
                                                            plans         at cost        Total
Balance at July 1, 2002                                    $   (677)    $    (2,291)    $ 16,541

Net earnings for the year ended June 30, 2003                    --              --        1,032
Purchase of treasury shares                                      --            (380)        (380)
Amortization expense of stock benefit plans                     118              --          157
Unrealized losses on securities designated as available
  for sale, net of related tax effects                           --              --          (11)
Exercise of stock options                                        --              49           38
Dividends of $.395 per share                                     --              --         (459)
                                                           --------     -----------     --------

Balance at June 30, 2003                                       (559)         (2,622)      16,918

Net earnings for the year ended June 30, 2004                    --              --          687
Purchase of treasury shares                                      --            (769)        (769)
Amortization expense of stock benefit plans                     115              --          166
Unrealized losses on securities designated as available
  for sale, net of related tax effects                           --              --          (74)
Exercise of stock options                                        --             344          314
Dividends of $.415 per share                                     --              --         (504)
                                                           --------     -----------     --------

Balance at June 30, 2004                                       (444)         (3,047)      16,738

Net earnings for the year ended June 30, 2005                    --              --        1,086
Purchase of treasury shares                                      --            (411)        (411)
Amortization expense of stock benefit plans                     110              --          182
Unrealized gains on securities designated as available
  for sale, net of related tax effects                           --              --           57
Exercise of stock options                                        --             298          303
Dividends of $.435 per share                                     --              --         (517)
                                                           --------     -----------     --------

Balance at June 30, 2005                                   $   (334)    $    (3,160)    $ 17,438
                                                           ========     ===========     ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Years ended June 30, 2005, 2004 and 2003
                                 (In thousands)

                                                                                 2005         2004         2003
Cash flows from operating activities:
  Net earnings for the year                                                  $  1,086     $    687     $  1,032
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Amortization of premiums and discounts on investments and
      mortgage-backed securities - net                                             --            5           67
    Amortization of deferred loan origination (fees) costs                         48           39          (24)
    Depreciation and amortization                                                 175          187          201
    Gain on redemption of investment securities                                  (329)          --           --
    Provision for losses on loans                                                  11           25          131
    Gain on sale of loans                                                         (65)         (62)        (443)
    Loans originated for sale                                                 (10,530)     (28,202)     (45,602)
    Proceeds from sale of mortgage loans in the secondary market               10,487       29,814       44,615
    Proceeds from sale of loans to other financial institutions                 2,921           --           --
    Loss on sale of real estate acquired through foreclosure                       --            7           --
    Amortization expense of stock benefit plans                                   182          166          157
    Federal Home Loan Bank stock dividends                                        (93)         (80)         (82)
    Tax benefit of stock options exercised                                         36           32           --
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                 (69)           5           68
      Prepaid expenses and other assets                                            21          (24)          44
      Other liabilities                                                           666         (216)         522
      Accrued interest payable                                                     58            1           (4)
      Federal income taxes
        Current                                                                   157          (87)         (59)
        Deferred                                                                  (10)          43           14
                                                                             --------     --------     --------
         Net cash provided by operating activities                              4,752        2,340          637

Cash flows used in investing activities:
  Purchase of investment securities designated as available for sale               --       (5,500)      (7,510)
  Proceeds from maturity of investment securities                               1,000        2,500        8,000
  Proceeds from redemption of investment securities                               344           --           --
  Purchase of mortgage-backed securities designated as available for sale          --           --         (956)
  Principal repayments on mortgage-backed securities                              308          442        2,602
  Loan principal repayments                                                    36,188       41,633       41,319
  Loan disbursements                                                          (56,048)     (41,639)     (49,068)
  Purchase of office premises and equipment                                      (178)         (81)        (343)
                                                                             --------     --------     --------
         Net cash  used in investing activities                               (18,386)      (2,645)      (5,956)
                                                                             --------     --------     --------

         Net cash  used in operating and investing
           activities (subtotal carried forward)                              (13,634)        (305)      (5,319)
                                                                             --------     --------     --------

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                    Years ended June 30, 2005, 2004 and 2003
                                 (In thousands)

                                                                                        2005         2004         2003

         Net cash  used in operating and investing
           activities (subtotal brought forward)                                    $(13,634)    $   (305)    $ (5,319)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                     6,049        1,095        8,809
  Proceeds from Federal Home Loan Bank advances                                       10,495        1,525           --
  Repayments of Federal Home Loan Bank advances                                       (5,284)      (2,747)      (3,662)
  Proceeds from exercise of stock options                                                267          282           38
  Purchase of treasury shares                                                           (411)        (769)        (380)
  Cash dividends paid on common stock                                                   (517)        (504)        (459)
                                                                                    --------     --------     --------
         Net cash provided by (used in) financing activities                          10,599       (1,118)       4,346
                                                                                    --------     --------     --------

Net decrease in cash and cash equivalents                                             (3,035)      (1,423)        (973)

Cash and cash equivalents at beginning of year                                        10,820       12,243       13,216
                                                                                    --------     --------     --------

Cash and cash equivalents at end of year                                            $  7,785     $ 10,820     $ 12,243
                                                                                    ========     ========     ========

Supplemental disclosure of cash flow information: Cash paid during the year for:
    Federal income taxes                                                            $    376     $    390     $    600
                                                                                    ========     ========     ========

    Interest on deposits and borrowings                                             $  2,463     $  2,486     $  2,970
                                                                                    ========     ========     ========

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of applicable tax effects                               $     57     $    (74)    $    (11)
                                                                                    ========     ========     ========

  Recognition of mortgage servicing rights in accordance
    with SFAS No. 140                                                               $    161     $    292     $    465
                                                                                    ========     ========     ========

  Transfers from loans to real estate acquired through foreclosure                  $     --     $     --     $    161
                                                                                    ========     ========     ========

  Loans originated upon sale of real estate acquired through
    foreclosure                                                                     $     --     $    147     $     --
                                                                                    ========     ========     ========

The accompanying notes are an integral part of these statements.

                            FFD FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2005, 2004 and 2003

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

      A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

      1. Principles of Consolidation
         ---------------------------

      The consolidated financial statements include the accounts of the Corporation, the Bank, and Dover Service Corporation ("Dover Service"), the Bank's wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

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

      In addition to investment securities, Dover Service was incorporated for the primary purpose of holding shares in the Bank's data processing provider, Intrieve, Incorporated ("Intrieve"). The principal assets of Dover at June 30, 2004, consisted of an investment in common stock of Intrieve totaling approximately $15,000. In April 2005, Intrieve was acquired by Harland Financial Solutions. As a result, Dover received cash consideration of approximately $344,000 for its shares of Intrieve, Inc. resulting in a pretax gain on redemption totaling $329,000.

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

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

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At both June 30, 2005 and 2004, loans held for sale were carried at cost.

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

      The Bank recorded amortization related to mortgage servicing rights totaling approximately $108,000, $175,000 and $174,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Additionally, the Bank recovered previously recorded impairment charges on mortgage servicing rights totaling $48,000 in the fiscal year ended June 30, 2005. At June 30, 2005, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value totaled $687,000. At June 30, 2004, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value was $633,000.

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      4. Loan Origination Fees
         ---------------------

      The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, which are principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

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

                          June 30, 2005, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      5. Allowance for Loan Losses (continued)
         -------------------------

      The Bank's impaired loan information is as follows at June 30:

                                                   2005               2004
                                                        (In thousands)

      Impaired loans with related allowance        $266               $371
      Impaired loans with no related allowance      707                403
                                                   ----               ----

         Total impaired loans                      $973               $774
                                                   ====               ====

      The Bank's average balance of impaired loans was $914,000 in fiscal 2005. Interest income recognized on impaired loans totaled $50,000 and $49,000 for the fiscal years ended June 30, 2005 and 2004, respectively. The Bank had allocated $201,000 of its general valuation allowance to the impaired loans at June 30, 2005.

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

                          June 30, 2005, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      8. Federal Income Taxes (continued)
         --------------------

      deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

      The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, mortgage servicing rights, general loan loss allowances and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

      9. Benefit Plans
         -------------

      The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense related to the ESOP totaled approximately $202,000, $191,000 and $167,000 for the fiscal years ended June 30, 2005,
      2004 and 2003, respectively.

      Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank had previously awarded 30,871 shares under the RRP which vested over a five year period. A provision of $3,000, $7,000 and $10,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

      10. Earnings Per Share
          ------------------

      Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 26,339, 39,513 and 52,687 unallocated shares held by the ESOP for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

                                                2005         2004         2003
      Weighted-average common shares
        outstanding (basic)                  1,153,561    1,162,085    1,167,450
      Dilutive effect of  assumed exercise
        of stock options                        20,464       29,016       27,290
                                             ---------    ---------    ---------
      Weighted-average common shares
        outstanding (diluted)                1,174,025    1,191,101    1,194,740
                                             =========    =========    =========

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

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

    During fiscal 2001, the Corporation canceled and reissued grants of stock options to certain option grant holders. The Corporation recorded expense related to these grants totaling $42,000, $3,000 and $26,000 in fiscal 2005, 2004 and 2003, respectively.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized with respect to original grants of shares under the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2005, 2004 and 2003, would have been reduced to the pro forma amounts indicated below:

                                                      2005      2004      2003

      Net earnings (In thousands)    As reported    $1,086    $  687    $1,032
                                                    ======    ======    ======

                                       Pro-forma    $1,062    $  654    $1,021
                                                    ======    ======    ======

      Earnings per share
        Basic                        As reported    $  .94    $  .59    $  .88
                                                    ======    ======    ======

                                       Pro-forma    $  .92    $  .56    $  .87
                                                    ======    ======    ======

        Diluted As reported                         $  .92    $  .58    $  .86
                                                    ======    ======    ======

                                       Pro-forma    $  .90    $  .55    $  .85
                                                    ======    ======    ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      11. Stock Option Plan (continued)
          -----------------

      The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model. No options were granted in fiscal 2005. The following weighted-average assumptions were used for grants in fiscal 2004 and 2003: dividend yield of 3.0% and 2.8%; expected volatility of 38.2% and 31.6% ; a risk-free interest rate of 4.3% and 4.1%, respectively, and an expected life of ten years for all grants.

      A summary of the status of the Plan as of June 30, 2005, 2004 and 2003, and changes during the years then ended are presented below:

                                                    2005                      2004                       2003
                                                        Weighted-                 Weighted-                 Weighted-
                                                          average                   average                   average
                                                         exercise                  exercise                  exercise
                                              Shares        price       Shares        price       Shares        price
      Outstanding at beginning of year        89,998    $    9.84      115,183    $    9.47      104,385    $    9.25
      Granted                                     --           --        4,500        14.87       14,920        10.94
      Exercised                              (29,305)        9.15      (28,365)        9.15       (4,122)        9.17
      Forfeited                                  (75)       12.48       (1,320)        9.54           --           --
                                           ---------    ---------    ---------    ---------    ---------    ---------

      Outstanding at end of year              60,618    $   10.17       89,998    $    9.84      115,183    $    9.47
                                           =========    =========    =========    =========    =========    =========

      Options exercisable at year-end         46,831    $    9.66       68,755    $    9.33       91,809    $    9.22
                                           =========    =========    =========    =========    =========    =========
      Weighted-average fair value of
        options granted during the year                       N/A                 $    4.36                 $    3.92
                                                        =========                 =========                 =========

      The following information applies to options outstanding at June 30, 2005:

      Number outstanding                                             45,466
      Range of exercise prices                                 $8.38-$10.10
      Number outstanding                                             15,152
      Range of exercise prices                                $11.17-$14.88
      Weighted-average exercise price                                $10.17
      Weighted-average remaining contractual life in years        4.5 years

      12. Cash and Cash Equivalents
          -------------------------

      For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

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

      The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2005 and 2004:

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The fair value of outstanding loan commitments at June 30, 2005 and 2004 was not material.

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      13. Fair Value of Financial Instruments (continued)
          -----------------------------------

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2005 and 2004 were as follows:

                                                            2005                   2004
                                                    Carrying        Fair    Carrying        Fair
                                                       value       value       value       value
                                                                  (In thousands)
      Financial assets
        Cash and cash equivalents                   $  7,785    $  7,785    $ 10,820    $ 10,820
        Investment securities                          3,485       3,485       4,402       4,402
        Mortgage-backed securities                       720         725       1,025       1,041
        Loans receivable                             131,493     129,109     114,505     110,976
        Federal Home Loan Bank stock                   2,140       2,140       2,047       2,047
                                                    --------    --------    --------    --------

                                                    $145,623    $143,244    $132,799    $129,286
                                                    ========    ========    ========    ========

      Financial liabilities
        Deposits                                    $111,495    $106,605    $105,446    $101,271
        Advances from the Federal Home Loan Bank      17,880      18,003      12,669      13,242
                                                    --------    --------    --------    --------

                                                    $129,375    $124,608    $118,115    $114,513
                                                    ========    ========    ========    ========

      14. Advertising
          -----------

      Advertising   costs  are  expensed  when   incurred.   The   Corporation's
      advertising expense for the fiscal years ended June 30, 2005, 2004 and 2003 totaled $122,000, $99,000 and $140,000, respectively.

      15. Effects of Recent Accounting Pronouncements
          -------------------------------------------

      In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R), requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      15. Effects of Recent Accounting Pronouncements (continued)
          -------------------------------------------

      Initially, the cost of employee services received in exchange for an award of equity instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

      Excess tax benefits, as defined by SFAS No. 123(R) will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital against which it can be offset.

      Compensation cost is required to be recognized in the beginning of the annual period that begins after December 31, 2005, or July 1, 2006 as to the Corporation.

      Management currently believes the effect of SFAS No. 123(R) on operations will approximate the annual economic effects set forth in the pro-forma stock option disclosure set forth above.

      16. Reclassifications
          -----------------

      Certain prior year amounts have been reclassified to conform to the 2005 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2005 and 2004, were as follows:

                                                                     June 30, 2005
                                                                   Gross          Gross       Estimated
                                                Amortized     unrealized     unrealized            fair
                                                     cost          gains         losses           value
                                                                    (In thousands)
      Available for sale:
        U.S. Government agency obligations         $3,500            $--           $(15)         $3,485
                                                   ======            ===           ====          ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                              June 30, 2004
                                                                        Gross               Gross      Estimated
                                                     Amortized     unrealized          unrealized           fair
                                                          cost          gains              losses          value
                                                                              (In thousands)
      Available for sale:
        U.S. Government agency obligations              $4,499            $--               $ (97)        $4,402
                                                        ======            ===               =====         ======

      The U. S. Government agency obligations designated as available for sale at June 30, 2005 and 2004, are scheduled to mature in fiscal 2013 and thereafter.

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2005 and 2004, are shown below:

                                                                                      2005
                                                                                Gross          Gross      Estimated
                                                             Amortized     unrealized     unrealized           fair
                                                                  cost          gains         losses          value
                                                                                  (In thousands)
      Held to maturity:
        Federal Home Loan Mortgage
          Corporation participation certificates                  $184           $  3           $ --           $187
        Government National Mortgage
          Association participation certificates                    36              2             --             38
                                                                  ----           ----           ----           ----
           Total mortgage-backed securities
             held to maturity                                      220              5             --            225

      Available for sale:
        Federal National Mortgage
          Association participation certificates                   380             --             --            380
        Government National Mortgage
          Association participation certificates                   120             --             --            120
                                                                  ----           ----           ----           ----
           Total mortgage-backed securities
             available for sale                                    500             --             --            500
                                                                  ----           ----           ----           ----

           Total mortgage-backed securities                       $720           $  5           $ --           $725
                                                                  ====           ====           ====           ====

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                   2004
                                                                           Gross            Gross      Estimated
                                                     Amortized        unrealized       unrealized           fair
                                                          cost             gains           losses          value
                                                                              (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates          $  313             $   9           $   --         $  322
      Government National Mortgage
        Association participation certificates              82                 7               --             89
                                                        ------             -----           ------         ------
         Total mortgage-backed securities
           held to maturity                                395                16               --            411

    Available for sale:
      Federal National Mortgage
        Association participation certificates             424                 2               (5)           421
      Federal Home Loan Mortgage
        Corporation participation certificates              41                -                --             41
      Government National Mortgage
        Association participation certificates             167                 1               --            168
                                                        ------             -----           ------         ------
         Total mortgage-backed securities
           available for sale                              632                 3               (5)           630
                                                        ------             -----           ------         ------

         Total mortgage-backed securities               $1,027             $  19           $   (5)        $1,041
                                                        ======             =====           ======         ======

      The tables below indicates the length of time individual securities had been in a continuous unrealized loss position at June 30, 2005 and 2004.

                                                                   June 30, 2005
                                 Less than 12 months               12 - 24 months                       Total
    Description of                 Fair Unrealized                 Fair Unrealized                 Fair   Unrealized
      securities                   value  losses                   value  losses                   value    losses
                                                              (Dollars in thousands)
    Investments available
      for  sale                  $3,485    $  15                   $--       $--                  $3,485      $  15
                                 ======     ====                   ===       ===                  ======       ====


                                                                   June 30, 2004
                                 Less than 12 months               12 - 24 months                       Total
    Description of                 Fair Unrealized                 Fair Unrealized                 Fair   Unrealized
      securities                   value  losses                   value  losses                   value    losses
                                                              (Dollars in thousands)
    Investments available
      for  sale                  $4,402    $  97                   $--       $--                  $4,402      $  97
    Mortgage-backed
      securities available
      for sale                      630        5                    --        --                     630          5
                                 ------     ----                   ---       ---                  ------       ----

    Total temporarily impaired
      securities                 $5,032     $102                   $--       $--                  $5,032       $102
                                 ======     ====                   ===       ===                  ======       ====

      Management has the intent to hold these securities for the foreseeable future and the declines in the fair value are primarily due to increases in market interest rates. The fair values are expected to recover as securities approach the maturity date.

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

      The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2005, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                Amortized
                                                                   cost
                                                              (In thousands)

      Due within five years                                        $ 60
      Due within five to ten years                                   18
      Due after ten years                                           642
                                                                   ----

      Total                                                        $720
                                                                   ====

      As of June 30, 2005, mortgage-backed securities and investment securities totaling $2.9 million were pledged to secure public deposits.

NOTE C - LOANS RECEIVABLE

      The composition of the loan portfolio at June 30, 2005 and 2004 was as follows:

                                                       2005        2004
                                                      (In thousands)
      Residential real estate
        One- to four-family                         $61,157     $56,972
        Multi-family                                  9,082       6,056
      Nonresidential real estate and land            42,763      34,968
      Commercial loans - secured                     16,388      15,111
      Commercial loans - unsecured                      279         269
      Consumer and other loans                        4,896       2,769
      Deferred loan origination costs                   139         138
                                                   --------    --------
                                                    134,704     116,283
      Less:
        Undisbursed portion of loans in process       2,770       1,216
        Allowance for loan losses                       766         779
                                                   --------    --------

                                                   $131,168    $114,288
                                                   ========    ========

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE C - LOANS RECEIVABLE (continued)

      The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $67.5 million, or 51%, of the total loan portfolio at June 30, 2005, and approximately $61.8 million, or 54%, of the total loan portfolio at June 30, 2004. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

      As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $74.9 million and $73.0 million at June 30, 2005 and 2004, respectively.

      In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are made on market terms, are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $2.2 million at both June 30, 2005 and 2004.

NOTE D - ALLOWANCE FOR LOAN LOSSES

      The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2005, 2004 and 2003:

                                        2005      2004      2003
                                            (In thousands)

      Beginning balance                $ 779     $ 818     $ 713
      Provision for losses on loans       11        25       131
      Loan charge-offs                   (24)      (64)      (26)
                                       -----     -----     -----

      Ending balance                   $ 766     $ 779     $ 818
                                       =====     =====     =====

      As of June 30, 2005, the Bank's allowance for loan losses was comprised of a general loan loss allowance component totaling $565,000, which is includible as a component of regulatory risk-based capital and an allowance totaling $201,000 allocated to impaired loans.

      Nonperforming and impaired loans totaled $1.2 million, $1.1 million and $2.2 million, respectively at June 30, 2005, 2004 and 2003. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $37,000, $49,000 and $45,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30, 2005 and 2004 was comprised of the following:

                                                             2005           2004
                                                                (In thousands)

Land                                                       $  488         $  488
Buildings and improvements                                  1,518          1,446
Furniture and equipment                                     1,148          1,042
                                                           ------         ------
                                                            3,154          2,976
  Less accumulated depreciation and
    amortization                                            1,123            948
                                                           ------         ------

                                                           $2,031         $2,028
                                                           ======         ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE F - DEPOSITS

      Deposits consist of the following major classifications at June 30, 2005 and 2004:

    Deposit type and weighted-                                  2005                              2004
    average interest rate                               Amount           %                 Amount         %
                                                                       (Dollars in thousands)
    Demand deposit accounts                           $  9,386          8.4%             $ 10,805         10.3%
    NOW accounts
      2005 - 0.38%                                      13,998         12.6
      2004 - 0.17%                                                                         12,888         12.2
    Passbook
      2005 - 1.14%                                      32,253         28.9
      2004 - 0.84%                                                                         33,526         31.8
                                                      --------       ------              --------       ------
    Total demand, transaction and
      passbook deposits                                 55,637         49.9                57,219         54.3

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          2005 - 2.28%                                   1,885          1.7
          2004 - 0.92%                                                                      1,843          1.7
       12 months to 29 months
          2005 - 2.75%                                  17,532         15.7
          2004 - 1.77%                                                                     13,002         12.3
       30 months to 47 months
          2005 - 3.99%                                  13,343         12.0
          2004 - 4.09%                                                                     16,189         15.4
       48 months to 60 months
          2005 - 3.81%                                   3,915          3.5
          2004 - 3.63%                                                                      2,250          2.1
    Balances in excess of $100,000
          2005 - 3.37%                                  12,562         11.3
          2004 - 3.01%                                                                      8,525          8.1
    Individual retirement accounts
          2005 - 3.21%                                   6,621          5.9
          2004 - 3.03%                                                                      6,418          6.1
                                                      --------       ------              --------       ------

    Total certificates of deposit                       55,858         50.1                48,227         45.7
                                                      --------       ------              --------       ------

    Total deposit accounts                            $111,495        100.0%             $105,446        100.0%
                                                      ========       ======              ========       ======

      Interest expense on deposits for the years ended June 30, 2005, 2004 and 2003 is summarized as follows:

                                              2005        2004        2003
                                                     (In thousands)

      Passbook                              $  316      $  300      $  365
      NOW accounts                              33          20          38
      Certificates of deposit                1,568       1,579       1,979
                                            ------      ------      ------

                                            $1,917      $1,899      $2,382
                                            ======      ======      ======

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE F - DEPOSITS (continued)

      Maturities of outstanding certificates of deposit at June 30, 2005 and 2004 are summarized as follows:

                                                       2005           2004
                                                       (In thousands)

      Less than one year                            $27,831        $25,826
      One year to three years                        24,600         19,163
      Three years to five years                       3,427          2,771
      More than five years                               --            467
                                                    -------        -------

                                                    $55,858        $48,227
                                                    =======        =======

      At June 30, 2005 and 2004, FFD had $13.7 million and $9.5 million, respectively, in certificates of deposit greater than $100,000.

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

      Advances from the Federal Home Loan Bank, collateralized at June 30, 2005 by a pledge of certain residential mortgage loans totaling $22.4 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

      Interest                Maturing in year
      rate                     ending June 30,          2005           2004
                                                      (Dollars in thousands)

      8.15%                       2005               $    --        $     1
      3.15%-3.53%                 2006                 2,000             --
      3.10%-5.65%                 2010                 8,209          5,906
      3.26%-6.10%                 After 2010           7,671          6,762
                                                     -------        -------

                                                     $17,880        $12,669
                                                     =======        =======

      Weighted-average interest rate                    4.32%          4.50%
                                                        ====           ====

NOTE H - FEDERAL INCOME TAXES

      Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2005, 2004 and 2003 as follows:

                                                                 2005       2004       2003
                                                                   (Dollars in thousands)
      Federal income taxes at statutory rate                    $ 559      $ 354      $ 532
      Increase (decrease) in taxes resulting primarily from:
        Nontaxable interest income                                 (2)        (3)        (2)
        Other                                                       2          3          4
                                                                -----      -----      -----
      Federal income taxes per consolidated
        financial statements                                    $ 559      $ 354      $ 534
                                                                =====      =====      =====

      Effective tax rate                                         34.0%      34.0%      34.1%
                                                                =====      =====      =====

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE H - FEDERAL INCOME TAXES (continued)

      The composition of the Corporation's net deferred tax liability at June 30, 2005 and 2004 is as follows:

      Taxes (payable) refundable on temporary                              2005      2004
      differences at statutory rate:                                       (In thousands)
      Deferred tax assets:
        Retirement expense                                                $ 106     $  88
        General loan loss allowance                                         261       265
        Unrealized loss on securities designated as available for sale        4        33
        Other                                                                18         9
                                                                          -----     -----
           Deferred tax assets                                              389       395

      Deferred tax liabilities:
        Deferred loan origination costs                                     (56)      (67)
        Federal Home Loan Bank stock dividends                             (342)     (310)
        Difference between book and tax depreciation                         --       (26)
        Mortgage servicing rights                                          (233)     (215)
                                                                          -----     -----
           Deferred tax liabilities                                        (631)     (618)
                                                                          -----     -----

           Net deferred tax liability                                     $(242)    $(223)
                                                                          =====     =====

      Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2005, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2005.

NOTE I - COMMITMENTS

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

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE I - COMMITMENTS (continued)

      At June 30, 2005, the Bank had outstanding commitments of approximately $3.7 million, net of undisbursed loans in process, to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $13.4 million, unused lines of credit under commercial loans of $13.7 million and overdraft lines of credit totaling $703,000. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2005, and will be funded from normal cash flow from operations.

      At June 30, 2005, the Bank had outstanding commitments to purchase $485,000 in loans and outstanding commitments to sell $325,000 of loans.

      The Corporation has entered into lease agreements during the current fiscal year for office premises under operating leases which expire at various dates through the fiscal year ended June 30, 2008. The following table summarizes minimum annual payments due under lease agreements by year:

               Year ending
                 June 30,                                      (In thousands)

                  2006                                              $18
                  2007                                               13
                  2008                                               11
                                                                    ---

                                                                    $42
                                                                    ===

      Rental expense under operating leases totaled approximately $5,000 for the year ended June 30, 2005.

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

      The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE J - REGULATORY CAPITAL (continued)

      levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

      During fiscal 2005, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

      As of June 30, 2005 and 2004, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                                As of June 30, 2005
                                                                                                To be "well-
                                                                                             capitalized" under
                                                                    For capital               prompt corrective
                                             Actual               adequacy purposes          action provisions
                                        ----------------          -----------------          -----------------
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $16,471    11.1%         =>$2,225    =>1.5%         =>$ 7,418     => 5.0%

    Core capital                        $16,471    11.1%         =>$5,934    =>4.0%         =>$ 8,901     => 6.0%

    Risk-based capital                  $17,036    14.8%         =>$9,222    =>8.0%         =>$11,527     =>10.0%


                                                                As of June 30, 2004
                                                                                                To be "well-
                                                                                             capitalized" under
                                                                    For capital               prompt corrective
                                             Actual               adequacy purposes          action provisions
                                        ----------------          -----------------          -----------------
                                         Amount    Ratio          Amount    Ratio             Amount     Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $15,883    11.7%         =>$2,034    =>1.5%          =>$6,781     => 5.0%

    Core capital                        $15,883    11.7%         =>$5,425    =>4.0%          =>$8,137     => 6.0%

    Risk-based capital                  $16,314    17.4%         =>$7,515    =>8.0%          =>$9,393     =>10.0%

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

                          June 30, 2005, 2004 and 2003

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION

      The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003.

                            FFD FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2005 and 2004
                                 (In thousands)

           ASSETS                                                      2005         2004
      Cash and due from banks                                      $    167     $    103
      Loan receivable from ESOP                                         278          404
      Investment in First Federal Community Bank                     16,531       15,880
      Accrued interest receivable                                         3            6
      Prepaid federal income taxes                                      445          336
      Prepaid expenses and other assets                                  14            9
                                                                   --------     --------

           Total assets                                            $ 17,438     $ 16,738
                                                                   ========     ========

           SHAREHOLDERS' EQUITY

      Shareholders' equity
        Common stock and additional paid-in capital                $  7,987     $  7,910
        Retained earnings                                            12,954       12,385
        Unrealized losses on securities designated as available
          for sale, net of related tax effects                           (9)         (66)
        Shares acquired by stock benefit plans                         (334)        (444)
        Treasury shares - at cost                                    (3,160)      (3,047)
                                                                   --------     --------

           Total shareholders' equity                              $ 17,438     $ 16,738
                                                                   ========     ========

                            FFD FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                    Years ended June 30, 2005, 2004 and 2003
                                 (In thousands)

                                                    2005      2004        2003
      Revenue
        Interest income                          $     7     $   6     $    17
        Equity in earnings of subsidiary           1,228       813       1,153
                                                 -------     -----     -------
           Total revenue                           1,235       819       1,170

      General and administrative expenses            223       197         196
                                                 -------     -----     -------

           Earnings before income tax credits      1,012       622         974

      Federal income tax credits                     (74)      (65)        (58)
                                                 -------     -----     -------

           NET EARNINGS                          $ 1,086     $ 687     $ 1,032
                                                 =======     =====     =======

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE K - CONDENSED FINANCIAL STATEMENTS OF FFD FINANCIAL CORPORATION
(continued)

                            FFD FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                    Years ended June 30, 2005, 2004 and 2003
                                 (In thousands)

                                                                   2005      2004        2003
      Cash provided by (used in) operating activities:
        Net earnings for the year                               $ 1,086     $ 687     $ 1,032
        Adjustments to reconcile net earnings to net
        cash provided by (used in) operating activities:
          Undistributed earnings of subsidiary                     (466)      (86)       (403)
          Increase (decrease) in cash due to changes in:
            Prepaid expenses and other assets                        52        32          (7)
            Prepaid federal income taxes                            (73)      (97)        (58)
                                                                -------     -----     -------
            Net cash provided by operating activities               599       536         564

      Cash flows provided by investing activities:
        Proceeds from repayment of loan to ESOP                     126       119         112

      Cash flows provided by (used in) financing activities:
        Proceeds from other borrowed money                           --        --         405
        Repayments of other borrowed money                           --        --        (405)
        Proceeds from exercise of stock options                     267       314          38
        Purchase of treasury shares                                (411)     (769)       (380)
        Cash dividends paid on common stock                        (517)     (504)       (459)
                                                                -------     -----     -------
            Net cash used in financing activities                  (661)     (959)       (801)
                                                                -------     -----     -------

      Net increase (decrease) in cash and cash equivalents           64      (304)       (125)

      Cash and cash equivalents at beginning of year                103       407         532
                                                                -------     -----     -------

      Cash and cash equivalents at end of year                  $   167     $ 103     $   407
                                                                =======     =====     =======

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

NOTE L - RELATED PARTY TRANSACTIONS

      In connection with construction work performed, the Bank paid a contractor approximately $187,000, during fiscal 2003. A principal of the contracting company also serves as an outside director of the Corporation.

                            FFD FINANCIAL CORPORATION

                          June 30, 2005, 2004 and 2003

NOTE M - STOCK SPLIT

      During fiscal 2005, the Corporation's directors approved a motion to effect a split of the Corporation's common shares. A special meeting of shareholders was scheduled for September 2005 to consider a proposal to amend the Corporation's Articles of Incorporation thereby enabling a 1-for-350 reverse stock split and the repurchase of all resulting fractional shares; followed immediately by a forward 350-for-1 forward stock split of the Corporation's common shares. As a result of the stock splits, each shareholder owning less than 350 common shares of the Corporation immediately prior to the stock split would receive $19.00 per share in cash for each common share owned and will no longer be a shareholder. The Corporation expected to expend $1.5 million in cash to redeem all fractional shares created by the 1-for-350 stock split with an attendant reduction in shareholders' equity.

      Prior to the special meeting of shareholders, large numbers of individuals purchased blocks of FFD shares in quantities less than 350. The dramatic increase in the number of shareholders increased the costs of the stock splits from an estimated $1.5 million to an estimated $4.5 million. Due to the substantially increased cost of effecting the stock splits, the Board announced on September 15, 2005 to withdraw the splits from the agenda of the special meeting. The Board concluded that the expenditure of approximately $4.5 million to complete the stock splits would not be prudent.

      The purpose of the stock splits were to enable the Corporation to deregister its common shares under the Securities and Exchange Act of 1934 (the Act), as amended. Management believes that deregistration of the Corporation's common shares will result in future cost savings that more than offset any benefits derived from maintaining registration of the Corporation's shares under the Act.

                            FFD FINANCIAL CORPORATION
                                       AND
                          FIRST FEDERAL COMMUNITY BANK
                        DIRECTORS AND EXECUTIVE OFFICERS

================================================================================

               Board of Directors of                                          Executive Officers of
           FFD Financial Corporation and                                    FFD Financial Corporation
           First Federal Community Bank

             Richard A. Brinkman, Jr.                                            Trent B. Troyer
                        CEO                                           President and Chief Executive Officer
             AAA of Tuscarawas County
                                                                                Scott C. Finnell
                Stephen G. Clinton                                          Executive Vice President
                     President
             Capital Market Securities                                          Robert R. Gerber
                                                                       Vice President, Treasurer and Chief
                 Leonard L. Gundy                                               Financial Officer
                     President
           Benchmark Construction, Inc.                                        Sally K. O'Donnell
                                                                  Senior Vice President and Corporate Secretary
                  Enos L. Loader
               Chairman of the Board
                        and                                                   Executive Officers of
            Retired Senior Bank Officer                                   First Federal Community Bank

                 Robert D. Sensel                                                Trent B. Troyer
       President and Chief Executive Officer                          President and Chief Executive Officer
              Dover Hydraulics, Inc.
                                                                                Scott C. Finnell
                         .                                                  Executive Vice President
                 Director Emeritus
           FFD Financial Corporation and                                        Robert R. Gerber
           First Federal Community Bank                           Vice President, Treasurer and Chief Financial
                                                                                    Officer
                  J. Richard Gray
                     Chairman                                                  Sally K. O'Donnell
               Hanhart Agency, Inc.                               Senior Vice President and Corporate Secretary

                 Richard J. Herzig
                Chairman - Retired                                              Other Officers of
         Toland-Herzig Funeral Homes, Inc.                                First Federal Community Bank

               Roy O. Mitchell, Jr.                                             Michele L. Larkin
            Managing Officer - Retired                                           Vice President
           First Federal Community Bank
                                                                                Mary M. Mitchell
                                                                                 Banking Officer

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

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 (800) 368-5948

                                 ANNUAL MEETING

================================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 25, 2005, at 1:00 p.m., Eastern Time, at the Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

                          ANNUAL REPORT ON FORM 10-KSB

================================================================================

A copy of FFD's Annual Report on Form 10-KSB will be available at no charge to shareholders upon request to:

                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                              Attention: Secretary