Form 10KSB, Exhibit 13
period 2006-06-30
FFD FINANCIAL CORP/OH
filed 2006-09-28
CIK 1006177

                                                                     EXHIBIT 13

2006                                                 Investing in our community
===============================================================================
                                        FFD Financial Corporation ANNUAL REPORT


                                            First Federal COMMUNITY BANK [LOGO]

                                         Letter from the Chairman and President
===============================================================================

Dear Shareholder:

On behalf of the board of directors, management team and staff of FFD Financial Corporation and its subsidiary, First Federal Community Bank, it is a pleasure to present our 2006 Annual Report.

FFD Financial reported net earnings for the fiscal year ended June 30, 2006 of $1.4 million ($1.13 per diluted share), a 22.8% increase compared to net earnings of $1.1 million ($.92 per diluted share) in fiscal 2005. As expected, our asset sensitive balance sheet responded favorably to rising interest rates throughout the fiscal year. We also continued our trend of asset growth with 8% growth in assets during fiscal 2006.

Highlights for the fiscal year ended June 30, 2006 include:

| | Loan originations were up over 15% from fiscal 2005 to $76.8 million.

| | Total loans receivable increased $12.5 million, or 9.9%

      o Residential real estate loan balances increased $4.6 million or 6.6%.

      o Business loans increased $5.5 million, or 9.4%, with most of the growth occurring in commercial real estate loans.

      o Consumer loans increased $1.1 million or 21.9%.

| | Residential loans sold and serviced totaled $77.2 million at June 30, 2006.

| | Total deposits increased $10.4 million or 9.3% for the year.

| | Net interest margin improved to 3.93% from 3.41% in the prior fiscal year.

| | Quarterly cash dividends totaling $.47 per share (an 8% increase over fiscal 2005) represent a 2.55% annual return based on the average of the low and high trading prices for the fiscal year.

Letter from the Chairman and President
===============================================================================

As we realized the benefits of rising interest rates, we also effectively managed the challenges of rising rates. We achieved loan growth of approximately 10%, continuing to diversify our loan portfolio. At June 30, 2006, residential loans comprised 51.3% of total loans, commercial real estate were 33.1%, commercial loans were 11.4%, and consumer and other loans were 4.1%. As we have grown, our credit quality has remained strong. Non-performing assets (which consisted solely of non-accruing loans) were .32% of average assets at June 30, 2006, significantly below the recent average and median ratios for publicly-traded Ohio banks and thrifts. Net charge-offs as a percentage of average assets were .11%, slightly above recent average and median ratios for publicly-traded Ohio thrifts but significantly below the average for publicly-traded Ohio banks. Our overall loan delinquency ratio was under one percent at .95% of total loans.

Deposit growth of over $10 million or 9.3% has kept pace with our loan portfolio growth. During fiscal 2006, as consumers moved funds into higher yielding time deposits, we pursued a disciplined pricing approach and were able to maintain our core deposits at 49% of total deposits. This fiscal year represented the first full year of operations at the Coshocton and Sugarcreek lending centers and we have been pleased with their progress. We received regulatory approval to take deposits at these locations, providing a new source of funding to enable us to continue to grow and to manage our cost of funds. These two offices have been accepting non-cash deposits since January as we evaluate the prospects for full-service expansion in these new markets.

We continue to carefully monitor general and administrative expenses, which increased 10.2% during the 2006 fiscal year, generally reflecting our growth rate for the year. Most of this increase was expected due to our investment in the Coshocton and Sugarcreek offices and additional staffing to support our continuing growth. Despite the expense increase, we are operating more efficiently than we were two years ago. Our efficiency ratio, the industry standard which generally measures noninterest expense as a percent of net interest income plus noninterest income, has declined in the last three fiscal years to 65.4% in fiscal 2006 from 76.3% in fiscal 2004. For the twelve months ended June 30, 2006, the median efficiency ratio for publicly-traded Ohio thrifts and banks was 68.7% and 65.3%, respectively, as reported by SNL Financial.

We remain committed to fulfilling our responsibilities as a public company. The Securities and Exchange Commission has delayed the implementation of the internal control requirements of Section 404 of the Sarbanes-Oxley Act for companies our size, and revision of the requirements for smaller companies is under consideration. We expect that the cost of complying with Section 404 will be less than anticipated when the law was first enacted, and we are much more comfortable that the regulation will be applied appropriately to smaller-cap companies. We currently anticipate that our compliance date under Section 404 will be the June 30, 2008 fiscal year.

                                         Letter from the Chairman and President
===============================================================================

Our focus on Investing in our Community is not just a slogan - it is the way we do business. Our associates accomplish that mission everyday by generously giving their time, talents, and financial resources to improve the civic, cultural, educational, and economic conditions of our area. There is a special section on page __ of this Annual Report that highlights our significant Investment in our Community.

Our growth and profitability confirm that the community bank business model is working well in our market area. Our customers value the tailored, personal attention we offer and that sets us apart from our larger competitors. We are confident that our pursuit of excellence as a community bank will make your investment in FFD Financial a stronger one. We remain committed to our shareholders, our community, and our staff, and we express our appreciation to you for your confidence and support.

Sincerely,

/s/ Trent B. Troyer                           /s/ E. L. Loader

    Trent B. Troyer                               E. L. Loader
    President & Chief Executive Officer           Chairman of the Board

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

First Federal's business involves attracting deposits from individual and business customers and using such deposits to originate loans in its market area, consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, and individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

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

Market Price of FFD's Common Shares and Related Shareholder Matters
===============================================================================

There were 1,212,872 common shares of FFD outstanding on August 31, 2006. Price information for FFD's common shares are listed on the Nasdaq Capital Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for FFD's common shares on Nasdaq and the dividends declared per share, for each quarter of fiscal years 2005 and 2006.

Fiscal 2005                 High Trade    Low Trade    Cash Dividends Declared
-----------                 ----------    ---------    -----------------------
  Quarter Ended
    September 30, 2004        $16.50        $13.05              $.105
    December 31, 2004          16.40         13.44               .110
    March 31, 2005             16.75         14.26               .110
    June 30, 2005              18.39         13.50               .110

Fiscal 2006                 High Trade    Low Trade    Cash Dividends Declared
-----------                 ----------    ---------    -----------------------
  Quarter Ended
    September 30, 2005        $17.78        $14.36              $.110
    December 31, 2005          20.50         14.91               .120
    March 31, 2006             22.46         18.50               .120
    June 30, 2006              21.90         16.89               .120

FFD's income consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the shares held by FFD. In addition to certain federal income tax considerations, OTS regulations limit the payment of dividends and other capital distributions by savings associations. First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.

Selected Consolidated Financial Information and Other Data
===============================================================================

The following table sets forth certain information concerning FFD's consolidated financial condition, earnings and other data at the dates and for the periods indicated.

                                                                        At June 30,
Selected consolidated financial                ------------------------------------------------------------
condition data:                                    2006         2005         2004         2003         2002
                                                   ----         ----         ----         ----         ----
                                                                      (In thousands)

Total amount of:
Assets                                         $161,233     $148,595     $135,892     $136,408     $130,303
Interest-bearing deposits                         6,288        5,672        8,821       10,398       11,726
Investment securities available for sale -
 at market                                        3,353        3,485        4,402        1,502        2,047
Mortgage-backed securities available
 for sale - at market                               431          500          630          832        1,551
Mortgage-backed securities held to
 maturity - at cost                                 130          220          395          651        1,606
Loans receivable - net (1)                      144,556      131,493      114,505      115,966      107,055
Deposits                                        121,919      111,495      105,446      104,351       95,542
Advances from the FHLB                           18,428       17,880       12,669       13,891       17,553
Shareholders' equity, restricted                 18,363       17,438       16,738       16,918       16,541


                                                           For the year ended June 30,
                                               --------------------------------------------------
Summary of earnings:                             2006       2005       2004       2003       2002
                                                 ----       ----       ----       ----       ----
                                                      (In thousands, except per share data)

Interest income                                $9,475     $7,073     $6,360     $6,758     $8,005
Interest expense                                3,649      2,521      2,487      2,966      3,893
                                               ------     ------     ------     ------     ------
Net interest income                             5,826      4,552      3,873      3,792      4,112

Provision for losses on loans                     160         11         25        131        150
                                               ------     ------     ------     ------     ------
Net interest income after provision
 for losses on loans                            5,666      4,541      3,848      3,661      3,962

Other income                                      599        917        616      1,038        536
General, administrative and other
 expense                                        4,203      3,813      3,423      3,133      2,812
                                               ------     ------     ------     ------     ------
Earnings before income taxes                    2,062      1,645      1,041      1,566      1,686

Federal income taxes                              710        559        354        534        573
                                               ------     ------     ------     ------     ------
Net earnings                                   $1,352     $1,086     $  687     $1,032     $1,113
                                               ======     ======     ======     ======     ======
Earnings per share
  Basic                                        $1.15       $.94       $.59       $.88       $.94
                                               ======     ======     ======     ======     ======
  Diluted                                      $1.13       $.92       $.58       $.86       $.92
                                               ======     ======     ======     ======     ======

--------------------
(1) Includes loans held for sale.

                     Selected Consolidated Financial Information and Other Data
===============================================================================


                                                        At or for the year ended June 30,
                                               ---------------------------------------------------
Selected financial ratios and other data:        2006       2005       2004       2003       2002
                                                 ----       ----       ----       ----       ----

Return on average assets                         0.87%      0.78%      0.50%      0.77%      0.84%
Return on average equity                         7.56       6.39       4.05       6.17       6.75
Interest rate spread                             3.73       3.24       2.79       2.62       2.85
Net interest margin                              3.94       3.41       2.97       2.95       3.22
General, administrative and other
 expense to average assets                       2.70       2.73       2.50       2.34       2.13
Average equity to average
 assets                                         11.48      12.14      12.40      12.50      12.50
Nonperforming and impaired assets
 to total assets                                 0.79       0.82       0.84       1.76       0.48
Nonperforming and impaired loans to
 total loans                                     0.86       0.90       0.98       1.88       0.58
Delinquent loans to total loans (1)              0.93       1.02       1.18       1.28       2.57
Allowance for loan losses to
 total loans                                     0.51       0.57       0.67       0.68       0.66
Allowance for loan losses to
 nonperforming and impaired loans               59.17      62.99      68.09      36.45     114.63
Average interest-earning assets
 to average interest-bearing liabilities       108.46     108.86     109.27     114.63     112.05
Dividend payout ratio                           40.87      46.28      70.34      44.89      39.89
Number of full service offices                      3          3          3          3          3

--------------------
(1)   Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

Management's Discussion and Analysis of Financial Condition
 and Results of Operations
===============================================================================

General

FFD's principal business is owning all of the stock issued in First Federal's 1996 conversion from mutual to stock form. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to FFD or its management are intended to identify such forward looking statements. FFD's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

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

The allowance for loan losses is an accounting estimate of probable, but unconfirmed, asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements, but before losses have been confirmed via a recorded charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

                    Management's Discussion and Analysis of Financial Condition
                                                      and Results of Operations
===============================================================================

o  Local market areas and national economic developments;
o  Levels of, and trends in, delinquencies and impaired loans;
o  Levels of, and trends in, recoveries of prior charge-offs;
o  Adverse situations that may affect specific borrowers' ability to repay;
o  Effects of any changes in lending policies and procedures;
o  Credit concentrations;
o  Volume and terms of loans; and
o  Current collateral values, where appropriate.

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

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2005 TO JUNE 30, 2006
-------------------------------------------------------------------------------

The Corporation's assets at June 30, 2006, totaled $161.2 million, a $12.6 million, or 8.5%, increase from the June 30, 2005 total. The increases were comprised primarily of increases of $13.1 million in loans receivable and $616,000 in interest-bearing deposits, Federal Home Loan Bank stock, accrued interest receivable and prepaid expenses, which were partially offset by a $1.3 million decrease in prepaid federal income taxes, non-interest bearing cash, mortgage-backed securities and investment securities.

Cash and interest-bearing deposits totaled $7.7 million at June 30, 2006, a decrease of $93,000, or 1.2%, from June 30, 2005. Investment securities totaled $3.4 million at June 30, 2006, a decrease of $132,000. No investment securities were called or matured during the fiscal year ended June 30, 2006.

Management's Discussion and Analysis of Financial Condition
 and Results of Operations
===============================================================================

Mortgage-backed securities totaled $561,000 at June 30, 2006, a $159,000, or 22.1%, decrease from the total at June 30, 2005, due primarily to principal repayments.

Loans receivable, including loans held for sale, totaled $144.6 million at June 30, 2006, an increase of $13.1 million, or 9.9%, from the June 30, 2005 total. Loan disbursements during fiscal 2006 totaled $76.9 million, which were partially offset by principal repayments of $49.2 million and loans sold in the secondary market totaling $11.0 million. Loan origination volume during the year ended June 30, 2006, increased by $10.3 million, or 15.5%, compared to fiscal 2005. During fiscal 2006, management continued to meet consumer preference for fixed-rate loans in the prevailing low interest rate environment by selling lower-yielding fixed-rate mortgage loans in the secondary market. The volume of loans sold during fiscal 2006 increased by approximately $535,000, or 5.1%, from fiscal 2005. The portfolio of loans secured by one- to four-family residential real estate increased by $3.6 million to $64.8 million at June 30, 2006. Loans secured by nonresidential real estate and land totaled $48.3 million at June 30, 2006, compared to $42.8 million at June 30, 2005. Commercial loans totaled $16.7 million at June 30, 2006, unchanged from the June 30, 2005 total.

The allowance for loan losses totaled $752,000 and $766,000 at June 30, 2006 and 2005, respectively, which represented .51% and .57% of total loans and 59.2% and 63.0% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans amounted to $1.3 million and $1.2 million at June 30, 2006 and 2005, respectively. Management believes that the Bank's nonperforming and impaired loans at June 30, 2006 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2006, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $121.9 million at June 30, 2006, a $10.4 million, or 9.3%, increase over total deposits at June 30, 2005. This increase resulted primarily from management's efforts to generate deposit growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations.

FHLB advances totaled $18.4 million at June 30, 2006, a $548,000, or 3.1%, increase from June 30, 2005. The increase in FHLB advances was primarily used to fund loan growth.

Shareholders' equity totaled $18.4 million at June 30, 2006, an increase of $925,000, or 5.3% from June 30, 2005 levels. This increase was due primarily to net earnings of $1.4 million, $220,000 of amortization of shares acquired by benefit plans, and $64,000 in proceeds from the exercise of stock options, which were partially offset by dividends paid totaling $561,000 and purchases of treasury shares totaling $64,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
-------------------------------------------------------------------------------

FFD's consolidated net earnings depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

                    Management's Discussion and Analysis of Financial Condition
                                                      and Results of Operations
===============================================================================

General

FFD's net earnings totaled $1.4 million for the fiscal year ended June 30, 2006, an increase of $266,000 or 24.5% compared to fiscal 2005. The increase in net earnings resulted primarily from a $1.3 million increase in net interest income, which was partially offset by increases of $390,000 in general, administrative and other expense, $149,000 in the provision for losses on loans and $151,000 in the provision for federal income taxes and a $318,000 decrease in other income.

Net Interest Income

Total interest income increased by $2.4 million, or 34.0%, to a total of $9.5 million for the year ended June 30, 2006, compared to $7.1 million for the fiscal year ended June 30, 2005. Interest income on loans increased by $2.3 million, or 33.9%, due primarily to a 102 basis point increase in the average yield, to 6.53% in fiscal 2006, and a $15.7 million, or 12.9%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $1,000, or 2.8%, due primarily to a $188,000, or 22.2%, decrease in the average balance outstanding, which was partially offset by a 106 basis point increase in the average yield earned on such securities, to 5.31% in fiscal 2006. Interest income on investment securities decreased by $19,000 due primarily to a $631,000 decrease in the average balance outstanding, which was partially offset by a 22 basis point increase in the average yield earned on such securities, to 4.39%. Interest income on interest-bearing deposits increased by $156,000, or 84.8% due primarily to a 250 basis point increase in the average yield, which was partially offset by a $565,000, or 7.7%, decrease in the average balance outstanding year to year. Increases in the average yields on interest-earning assets were due primarily to the overall increase interest rates in the economy.

Interest expense on deposits increased by $927,000, or 48.4%, for the year ended June 30, 2006, compared to fiscal 2005, due primarily to an increase in the average cost of deposits of 64 basis points to 2.40% and an increase in the average deposit portfolio balance outstanding year to year of $9.8 million, or 9.0%.

Interest expense on borrowings increased by $201,000, or 33.3%, due primarily to a $3.8 million, or 27.4%, increase in the average balance of advances outstanding and a 20 basis point increase in the average cost of such borrowings, to 4.55% in fiscal 2006.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.3 million, or 28.0%, for the fiscal year ended June 30, 2006, compared to fiscal 2005. The interest rate spread was 3.73% for the fiscal year ended June 30, 2006, compared to 3.25% for fiscal 2005, while the net interest margin was 3.94% in fiscal 2006, compared to 3.41% in fiscal 2005.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $160,000 for the year ended June 30, 2006, an increase of $149,000 compared to fiscal 2005. First Federal's fiscal 2006 provision was predicated primarily on growth in the loan portfolio year over year. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Management's Discussion and Analysis of Financial Condition
 and Results of Operations
===============================================================================

Other Income

Other income totaled $599,000 for the fiscal year ended June 30, 2006, a decrease of $318,000 or 34.7% from fiscal 2005. This decrease resulted primarily from the absence of a $329,000 pre-tax gain recorded in 2005 from the redemption of stock of Intrieve, Incorporated in conjunction with the acquisition of Intrieve by Harland Financial Solutions, Inc., which was partially offset by a $35,000 additional pre-tax gain in fiscal 2006 from hold back payments from the same transaction and a decrease in gain on sale of loans of $37,000, or 16.4%, which were partially offset by a $13,000, or 3.6%, increase in other operating income.

General, Administrative and Other Expense

General, administrative and other expense totaled $4.2 million for the fiscal year ended June 30, 2006, an increase of $390,000, or 10.2%, compared to fiscal 2005. The increase resulted from increases of $143,000, or 8.1%, in employee compensation and benefits, $192,000, or 16.3%, in other operating expense, $26,000, or 6.8%, in occupancy and equipment, $22,000, or 7.6%, in data processing and $7,000, or 3.3%, in franchise tax.

The increase in employee compensation and benefits included increases of $168,000 in wages, bonus and related benefit expenses and $3,000 in employee stock ownership and stock option plan expense, which were partially offset by a $31,000 increase in deferred loan origination costs and a decrease of $2,000 in the cost of the recognition and retention plan. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option expense was the result of higher average stock trading prices and the adoption of SFAS No. 123(R) in the fourth quarter of fiscal 2006. The increase in deferred loan origination costs was related to the increase in the number of loans originated. The decrease in the cost of recognition and retention plan occurred because benefits have fully vested. The increase in other operating expenses was primarily attributable to costs related to the Corporation's growth year to year, as well as discretionary increases in advertising, increased legal costs associated with the termination of the going private transaction, and increased ATM transactions.

Federal Income Taxes

The provision for federal income taxes totaled $710,000 for the fiscal year ended June 30, 2006, an increase of $151,000, or 27.0%, compared to fiscal 2005. The increase resulted primarily from a $417,000, or 25.3%, increase in earnings before taxes. FFD's effective tax rates were 34.4% and 34.0% for both of the fiscal years ended June 30, 2006 and 2005.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
-------------------------------------------------------------------------------

General

FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2005, an increase of $399,000, or 58.1%, compared to fiscal 2004. The increase in net earnings resulted primarily from a $679,000 increase in net interest income, a $329,000 gain on redemption of securities, and a $93,000 increase in other operating income, which were partially offset by a $390,000 increase in general, administrative and other expense, a $128,000 decrease in gain on sale of loans, and a $205,000 increase in the provision for federal income tax.

Net Interest Income

Total interest income increased by $713,000, or 11.2%, to a total of $7.1 million for the year ended June 30, 2005, compared to $6.4 million for the fiscal year ended June 30, 2004. Interest income on loans increased by $640,000, or 10.6%, due primarily to a 24 basis point increase in the average yield, to 5.51% in fiscal 2005, and a $6.7 million, or 5.9%, increase in the average loan portfolio balance outstanding year

                    Management's Discussion and Analysis of Financial Condition
                                                      and Results of Operations
===============================================================================

to year. Interest income on mortgage-backed securities decreased by $22,000, or 37.9%, due primarily to a $405,000, or 32.4%, decrease in the average balance outstanding, and a 34 basis point decrease in the average yield earned on such securities, to 4.29% in fiscal 2005. Interest income on investment securities increased by $38,000 due primarily to a 23 basis point increase in the average yield earned on such securities, to 4.17%, and a $725,000 increase in the average balance outstanding. Interest income on interest-bearing deposits increased by $57,000, or 44.9%, due primarily to a 136 basis point increase in the average yield, which was partially offset by a $4.0 million, or 35.1%, decrease in the average balance outstanding year to year. Increases in the average yields on interest-earning assets were due primarily to the overall increase interest rates in the economy.

Interest expense on deposits increased by $18,000, or 0.9%, for the year ended June 30, 2005, compared to fiscal 2004, due primarily to a $3.9 million, or 3.8%, increase in the average deposit portfolio balance outstanding year to year, partially offset by a decrease in the average cost of deposits of 5 basis points to 1.76% for fiscal 2005.

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

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $11,000 for the year ended June 30, 2005, a decrease

Management's Discussion and Analysis of Financial Condition
 and Results of Operations
===============================================================================

of $14,000, or 56.0%, compared to fiscal 2004. First Federal's fiscal 2005 provision was predicated primarily on industry loss ratio analysis applied to the loan portfolio in accordance with SFAS No. 5 and SFAS No. 114. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $917,000 for the fiscal year ended June 30, 2005, an increase of $301,000 or 48.9% from fiscal 2004. This increase resulted from the gain on redemption of securities and an increase in other operating income, which were partially offset by a $128,000, or 36.2%, decrease in gain on sale of loans. The gain on redemption of securities resulted from a $329,000 pre-tax gain on the sale of Intrieve, Incorporated shares to Harland Financial Solutions. The increase in other operating income of $93,000 consisted primarily of a decrease in the amortization of mortgage servicing rights and increases in miscellaneous operating income.

General, Administrative and Other Expense

General, administrative and other expense totaled $3.8 million for the fiscal year ended June 30, 2005, an increase of $390,000, or 11.4%, compared to fiscal 2004. The increase resulted from increases of $218,000, or 14.2%, in employee compensation and benefits and $177,000, or 17.7%, in other operating expense, which were slightly offset by a $7,000 decrease in occupancy and equipment.

The increase in employee compensation and benefits included increases of $90,000 in wages and related benefit expenses, $50,000 in employee stock ownership and stock option plans, and an $82,000 decrease in deferred loan origination costs, which were slightly offset by a decrease of $4,000 in the cost of the reward and recognition plan. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option expense was the result of higher average stock trading prices and increased administrative expense. The reduction in deferred loan origination costs was related to the reduction in the number of loans originated. The decrease in the cost of reward, recognition, and stock option plans occurred because benefits have fully vested or have been forfeited. The remaining $177,000 increase in other operating expenses was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year, including the opening of two new loan production offices.

Federal Income Taxes

The provision for federal income taxes totaled $559,000 for the fiscal year ended June 30, 2005, an increase of $205,000, or 57.9%, compared to fiscal 2004. The increase resulted primarily from a $604,000, or 58.0%, increase in earnings before taxes. The effective tax rates were 34.0% for both of the fiscal years ended June 30, 2005 and 2004.

                    Management's Discussion and Analysis of Financial Condition
                                                      and Results of Operations
===============================================================================

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


                                                                        Year ended June 30,
                                ---------------------------------------------------------------------------------------------------
                                              2006                              2005                              2004
                                -------------------------------   -------------------------------   -------------------------------
                                    Average   Interest                Average   Interest                Average   Interest
                                Outstanding    Earned/   Yield/   Outstanding    Earned/   Yield/   Outstanding    Earned/   Yield/
                                    Balance       Paid     Rate       Balance       Paid     Rate       Balance       Paid     Rate
                                -----------   --------   ------   -----------   --------   ------   -----------   --------   ------
                                                                       (Dollars in thousands)
Interest-earning assets:
  Loans receivable                 $136,953     $8,949    6.53%      $121,282     $6,683    5.51%      $114,573     $6,043    5.27%
  Mortgage-backed securities            659         35    5.31            847         36    4.25          1,252         58    4.63
  Investment securities               3,441        151    4.39          4,072        170    4.17          3,347        132    3.94
  Interest-bearing deposits
   and other                          6,804        340    5.00          7,369        184    2.50         11,360        127    1.12
                                   --------     ------  ------       --------     ------  ------       --------     ------  ------
  Total interest-earning
   assets                           147,857      9,475    6.41        133,570      7,073    5.30        130,532      6,360    4.87
  Non-interest-earning assets         7,857                             6,287                             6,220
                                   --------                          --------                          --------
    Total assets                   $155,714                          $139,857                          $136,752
                                   ========                          ========                          ========
Interest-bearing liabilities:
  Deposits                         $118,644      2,844    2.40       $108,820      1,917    1.76       $104,872      1,899    1.81
  Borrowings                         17,683        805    4.55         13,882        604    4.35         14,588        588    4.03
                                   --------     ------  ------       --------     ------  ------       --------     ------  ------
    Total interest-bearing
     liabilities                    136,327      3,649    2.68        122,702      2,521    2.05        119,460      2,487    2.08
                                                ------  ------                    ------  ------                    ------  ------
Non-interest-bearing liabilities      1,512                               170                               334
                                   --------                          --------                          --------
  Total liabilities                 137,839                           122,872                           119,794

Shareholders' equity                 17,875                            16,985                            16,958
                                   --------                          --------                          --------
    Total liabilities and
     shareholders' equity          $155,714                          $139,857                          $136,752
                                   ========                          ========                          ========
Net interest income                             $5,826                            $4,552                            $3,873
                                                ======                            ======                            ======

Interest rate spread                                      3.73%                             3.25%                             2.79%
                                                        ======                            ======                            ======

Net interest margin (net
 interest income as a percent
 of average interest-earning
 assets)                                                  3.94%                             3.41%                             2.97%
                                                        ======                            ======                            ======

Average interest-earning assets
 to average interest-bearing
 liabilities                                            108.46%                           108.86%                           109.27%
                                                        ======                            ======                            ======

Management's Discussion and Analysis of Financial Condition
 and Results of Operations
===============================================================================

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


                                                               Year ended June 30,
                                           ----------------------------------------------------------
                                                  2006 vs. 2005                   2005 vs. 2004
                                           Increase (decrease) due to      Increase (decrease) due to
                                           --------------------------      --------------------------
                                           Volume      Rate     Total      Volume      Rate     Total
                                           ------      ----     -----      ------      ----     -----
                                                                           (In thousands)
Interest income attributable to:
  Loans receivable                           $929    $1,337    $2,266        $360      $280       $640
  Mortgage-backed securities                   (9)        8        (1)        (18)       (4)       (22)
  Investment securities                       (27)        8       (19)         30         8         38
  Interest-bearing deposits and other         (15)      171       156         (57)      114         57
                                             ----    ------    ------        ----      ----       ----
    Total interest income                     878     1,524     2,402         315       398        713
                                             ----    ------    ------        ----      ----       ----

Interest expense attributable to:
  Deposits                                    185       742       927          71       (53)        18
  Borrowings                                  173        28       201         (29)       45         16
                                             ----    ------    ------        ----      ----       ----
    Total interest expense                    358       770     1,128          42        (8)        34
                                             ----    ------    ------        ----      ----       ----
    Increase in net interest income          $520    $  754    $1,274        $273      $406       $679
                                             ====    ======    ======        ====      ====       ====

                    Management's Discussion and Analysis of Financial Condition
                                                      and Results of Operations
===============================================================================

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

Presented below, as of June 30, 2006 and 2005, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200, +300 and -100, -200, -300 basis points in market interest rates.


June 30, 2006                    Net Interest Income                              Net Portfolio Value
                 ---------------------------------------------------      ----------------------------------
                     Projected                  Change       Percent                    Change       Percent
                 interest rate    Estimated       from        change      Estimated       from        change
                      scenario          NII       base     from base          value       base     from base
                 -------------    ---------     ------     ---------      ---------     ------     ---------
                                                    (dollars in thousands)

                          +300       $7,086    $   663        10.32%        $21,531    $   (22)       (0.10)%
                          +200        6,956        532         8.28          21,767        214         0.99
                          +100        6,740        316         4.92          21,890        337         1.56
                          Base        6,424          -            -          21,553          -            -
                          -100        6,143       (281)       (4.37)         21,778        225         1.04
                          -200        5,799       (624)       (9.71)         21,418       (135)       (0.63)
                          -300        5,326     (1,098)      (17.09)         20,710       (843)       (3.91)

                                                                             17

Management's Discussion and Analysis of Financial Condition
 and Results of Operations
===============================================================================


June 30, 2005                    Net Interest Income                              Net Portfolio Value
                 ---------------------------------------------------      ----------------------------------
                     Projected                  Change       Percent                    Change       Percent
                 interest rate    Estimated       from        change      Estimated       from        change
                      scenario          NII       base     from base          value       base     from base
                 -------------    ---------     ------     ---------      ---------     ------     ---------
                                                    (dollars in thousands)

                          +300       $6,218    $ 1,168        23.13%        $22,827    $ 3,125         15.86%
                          +200        5,917        867        17.17          22,107      2,406         12.21
                          +100        5,508        458         9.08          21,102      1,401          7.11
                          Base        5,050          -            -          19,702          -             -
                          -100        4,575       (475)       (9.41)         18,003     (1,699)        (8.62)
                          -200        3,911     (1,139)      (22.55)         16,008     (3,694)       (18.75)
                          -300        3,239     (1,811)      (35.86)         14,003     (5,699)       (28.93)

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

                    Management's Discussion and Analysis of Financial Condition
                                                      and Results of Operations
===============================================================================

Liquidity and Capital Resources
-------------------------------------------------------------------------------

First Federal's principal sources of funds are deposits, proceeds from loan sales, principal repayments on loan and mortgage-backed securities, maturities of investment securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2006, First Federal had commitments to originate loans, including unused lines of credit, totaling $31.4 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2006, 2005 and 2004:


                                                          Year ended June 30,
                                                  -----------------------------------
                                                    2006          2005          2004
                                                    ----          ----          ----
                                                             (In thousands)

Net earnings                                      $  1,352      $  1,086      $   687
Adjustments to reconcile net earnings to
 net cash from operating activities                 4,200          3,630        1,621
                                                  --------      --------      -------
Net cash from operating activities                   5,552         4,716        2,308
Net cash used in investing activities              (16,059)      (18,386)      (2,645)
Net cash from (used in) financing activities        10,414        10,635       (1,086)
                                                  --------      --------      -------
Net change in cash and cash equivalents                (93)       (3,035)      (1,423)

Cash and cash equivalents at beginning of year       7,785        10,820       12,243
                                                  --------      --------      -------

Cash and cash equivalents at end of year          $  7,692      $  7,785      $10,820
                                                  ========      ========      =======

Management's Discussion and Analysis of Financial Condition
 and Results of Operations
===============================================================================

The following table sets forth information regarding the Bank's obligations and commitments including undisbursed loans in process, to make future payments under contract as of June 30, 2006:


                                                                      Payments due by period
                                                ------------------------------------------------------------------
                                                Less than        1-2        2-3       3-4    More than
                                                   1 year      years      years     years      4 years       Total
                                                ---------      -----      -----     -----    ---------       -----
                                                                           (In thousands)

Contractual obligations:
  Advances from the Federal Home Loan Bank        $ 7,500    $ 5,315    $ 1,176    $2,500       $1,937    $ 18,428
  Certificates of deposit                          33,183     17,347      9,904     1,391          447      62,272

Amount of commitments expiring per period
 Commitments to originate loans:
  Overdraft lines of credit                           901          -          -         -            -         901
  Home equity lines of credit                      14,205          -          -         -            -      14,205
  Commercial lines of credit                       10,917          -          -         -            -      10,917
  One- to four-family and multi-family loans        2,402          -          -         -            -       2,402
  Non-residential real estate and land loans        2,974          -          -         -            -       2,974
  Non-mortgage loans                                  130          -          -         -            -         130
  Standby letters of credit                           852          -          -         -            -         852
                                                  -------    -------    -------    ------       ------    --------
Total contractual obligations                     $73,064    $22,662    $11,080    $3,891       $2,384    $113,081
                                                  =======    =======    =======    ======       ======    ========

                    Management's Discussion and Analysis of Financial Condition
                                                      and Results of Operations
===============================================================================

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

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $752,000 at June 30, 2006.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2006. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2006:


                                                                         Excess over current
                        Regulatory capital      Current requirement          requirement
                        ------------------      -------------------      -------------------
                         Amount    Percent       Amount     Percent       Amount     Percent
                         ------    -------       ------     -------       ------     -------
                                               (Dollars in thousands)

Tangible capital        $17,677      10.9%       $2,423        1.5%      $15,254        9.4%
Core capital            $17,677      10.9%       $6,462        4.0%      $11,215        6.9%
Risk-based capital      $18,429      14.6%      $10,098        8.0%       $8,331        6.6%

This Page Has Been Intentionally Left Blank

                        Consolidated Financial Statements and
                        Report of Independent Registered Public Accounting Firm

                        FFD Financial Corporation, June 30, 2006, 2005 and 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      25

Financial Statements

  Consolidated Statements of Financial Condition                             26

  Consolidated Statements of Earnings                                        27

  Consolidated Statements of Comprehensive Income                            28

  Consolidated Statements of Shareholder's Equity                            29

  Consolidated Statements of Cash Flows                                      30

  Notes to Consolidated Financial Statements                                 32

This Page Has Been Intentionally Left Blank

Grant Thornton [LOGO]
Grant Thornton LLP
The US Member Firm of
Grant Thornton International


Report of Independent Registered Public Accounting Firm
-------------------------------------------------------------------------------

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2006 and 2005, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note A-11, the Corporation adopted the provisions of SFAS No. 123(R) "Share-Based Payment" during the year ended June 30, 2006


/s/GRANT THORNTON LLP


Cincinnati, Ohio
September 5, 2006

                           FFD Financial Corporation

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             June 30, 2006 and 2005
                       (In thousands, except share data)


                                                                                2006        2005
                                                                                ----        ----

ASSETS
Cash and due from banks                                                       $  1,404    $  2,113
Interest-bearing deposits in other financial institutions                        6,288       5,672
                                                                              --------    --------
      Cash and cash equivalents                                                  7,692       7,785

Investment securities designated as available for sale - at market               3,353       3,485
Mortgage-backed securities designated as available for sale - at market            431         500
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $131 and $225 as of June 30,
 2006 and 2005, respectively                                                       130         220
Loans receivable - net                                                         143,642     131,168
Loans held for sale - at lower of cost or market                                   914         325
Office premises and equipment - at depreciated cost                              1,970       2,031
Stock in Federal Home Loan Bank - at cost                                        2,260       2,140
Accrued interest receivable                                                        571         450
Prepaid expenses and other assets                                                  270         239
Prepaid federal income taxes                                                         -         252
                                                                              --------    --------

      Total assets                                                            $161,233    $148,595
                                                                              ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                                      $121,919    $111,495
Advances from the Federal Home Loan Bank                                        18,428      17,880
Accrued interest payable                                                           173         155
Other liabilities                                                                1,551       1,385
Accrued federal income taxes                                                       537           -
Deferred federal income taxes                                                      262         242
                                                                              --------    --------
      Total liabilities                                                        142,870     131,157

Commitments                                                                          -           -

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
   value; no shares issued                                                           -           -
  Common stock - authorized 5,000,000 shares without par or
   stated value; 1,454,750 shares issued                                             -           -
  Additional paid-in capital                                                     8,108       7,987
  Retained earnings - restricted                                                13,745      12,954
  Accumulated comprehensive  loss; unrealized  losses on
   securities designated as available for sale, net of related tax effects         (95)         (9)
  Shares acquired by stock benefit plans                                          (225)       (334)
  Less 262,497 and 264,773 treasury shares at June 30, 2006 and 2005,
   respectively - at cost                                                       (3,170)     (3,160)
                                                                              --------    --------
      Total shareholders' equity                                                18,363      17,438
                                                                              --------    --------

      Total liabilities and shareholders' equity                              $161,233    $148,595
                                                                              ========    ========

        The accompanying notes are an intregal part of these statements

                           FFD Financial Corporation

                      CONSOLIDATED STATEMENTS OF EARNINGS

                    Years ended June 30, 2006, 2005 and 2004
                     (In thousands, except per share data)


                                                                   2006      2005       2004
                                                                   ----      ----       ----

Interest income
  Loans                                                           $8,949    $6,683     $6,043
  Mortgage-backed securities                                          35        36         58
  Investment securities                                              151       170        132
  Interest-bearing deposits and other                                340       184        127
                                                                  ------    ------     ------
      Total interest income                                        9,475     7,073      6,360

Interest expense
  Deposits                                                         2,844     1,917      1,899
  Borrowings                                                         805       604        588
                                                                  ------    ------     ------
      Total interest expense                                       3,649     2,521      2,487
                                                                  ------    ------     -----

      Net interest income                                          5,826     4,552      3,873

Provision for losses on loans                                        160        11         25
                                                                  ------    ------     ------

      Net interest income after provision for losses on loans      5,666     4,541      3,848

Other income
  Gain on sale of loans                                              189       226        354
  Loss on sale of real estate acquired through foreclosure             -         -         (7)
  Gain on redemption of securities                                    35       329          -
  Other operating                                                    375       362        269
                                                                  ------    ------     ------
      Total other income                                             599       917        616

General, administrative and other expense
  Employee compensation and benefits                               1,898     1,755      1,537
  Occupancy and equipment                                            410       384        391
  Franchise taxes                                                    216       209        210
  Data processing                                                    310       288        285
  Other operating                                                  1,369     1,177      1,000
                                                                  ------    ------     ------
      Total general, administrative and other expense              4,203     3,813      3,423
                                                                  ------    ------     ------

      Earnings before income taxes                                 2,062     1,645      1,041

Federal income taxes
  Current                                                            644       569        311
  Deferred                                                            66       (10)        43
                                                                  ------    ------     ------
      Total federal income taxes                                     710       559        354
                                                                  ------    ------     ------

      NET EARNINGS                                                $1,352    $1,086     $  687
                                                                  ======    ======     ======

      EARNINGS PER SHARE
        Basic                                                     $ 1.15    $  .94     $  .59
                                                                  ======    ======     ======
        Diluted                                                   $ 1.13    $  .92     $  .58
                                                                  ======    ======     ======

        The accompanying notes are an intregal part of these statements

                           FFD Financial Corporation

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                    Years ended June 30, 2006, 2005 and 2004
                                 (In thousands)

                                                                   2006        2005       2004
                                                                   ----        ----       ----

Net earnings                                                      $1,352      $1,086      $687

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities during
   the period, net of taxes (benefits) of $(44), $29 and $(38)
   in 2006, 2005 and 2004, respectively                              (86)         57       (74)
                                                                  ------      -------     ----

Comprehensive income                                              $1,266      $1,143      $613
                                                                  ======      ======      ====

Accumulated comprehensive loss                                    $  (95)     $   (9)     $(66)
                                                                  ======      ======      ====

        The accompanying notes are an intregal part of these statements

                           FFD Financial Corporation

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 2006, 2005 and 2004
                     (In thousands, except per share data)


                                                                                    Unrealized
                                                                                         Gains
                                                                                      (Losses)     Shares
                                                                                 On Securities   Acquired
                                                          Additional                Designated   By Stock    Treasury
                                                 Common      Paid-in   Retained   As Available    Benefit     Shares-
                                                  Stock      Capital   Earnings       For Sale      Plans     At Cost      Total
                                                 ------   ----------   --------  -------------   --------    --------      -----

Balance at July 1, 2003                             $ -       $7,889    $12,202        $     8      $(559)    $(2,622)   $16,918

Net earnings for the year ended June 30, 2004         -            -        687              -          -           -        687
Purchase of treasury shares                           -            -          -              -                   (769)      (769)
Amortization expense of stock benefit plans           -           51          -              -        115           -        166
Unrealized losses on securities designated
 as available for sale, net of related
 tax benefits                                         -            -          -            (74)         -           -        (74)
Exercise of stock options                             -          (30)                        -          -         344        314
Dividends of $.415 per share                          -            -       (504)             -          -           -       (504)
                                                    ---       ------    -------           ----      -----     -------    -------

Balance at June 30, 2004                              -        7,910     12,385            (66)      (444)     (3,047)    16,738

Net earnings for the year ended June 30, 2005         -            -      1,086              -          -           -      1,086
Purchase of treasury shares                           -            -          -              -          -        (411)      (411)
Amortization expense of stock benefit plans           -           72          -              -        110           -        182
Unrealized gains on securities designated
 as available for sale, net of related
 tax effects                                          -            -          -             57          -           -         57
Exercise of stock options                             -            5          -              -          -         298        303
Dividends of $.435 per share                          -            -       (517)             -          -           -       (517)
                                                    ---       ------    -------           ----      -----     -------    -------

Balance at June 30, 2005                              -        7,987     12,954             (9)      (334)     (3,160)    17,438

Net earnings for the year ended June 30, 2006         -            -      1,352              -          -           -      1,352
Purchase of treasury shares                           -            -          -              -          -         (64)       (64)
Amortization expense of stock benefit plans           -          111          -              -        109           -        220
Unrealized losses on securities designated
 as available for sale, net of related
 tax benefits                                         -            -          -            (86)         -           -        (86)
Exercise of stock options                             -           10          -              -          -          54         64
Dividends of $.47 per share                           -            -       (561)             -          -           -       (561)
                                                    ---       ------    -------           ----      -----     ------     -------
Balance at June 30, 2006                            $ -       $8,108    $13,745           $(95)     $(225)    $(3,170)   $18,363
                                                    ===       ======    =======           ====      =====     =======    =======

        The accompanying notes are an intregal part of these statements

                           FFD Financial Corporation

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Years ended June 30, 2006, 2005 and 2004
                                 (In thousands)


                                                                              2006           2005          2004
                                                                              ----           ----          ----

Cash flows from operating activities:
  Net earnings for the year                                               $  1,352       $  1,086      $    687
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Amortization of premiums and discounts on investments and
     mortgage-backed securities - net                                            1             -              5
    Amortization of deferred loan origination costs                             51             48            39
    Depreciation and amortization                                              159            175           187
    Gain on redemption of investment securities                                (35)          (329)            -
    Provision for losses on loans                                              160             11            25
    Gain on sale of loans                                                      (69)           (65)          (62)
    Loans originated for sale                                              (11,542)       (10,530)      (28,202)
    Proceeds from sale of mortgage loans in the secondary market            11,022         10,487        29,814
    Proceeds from sale of loans to other financial institutions              3,469          2,921             -
    Loss on sale of real estate acquired through foreclosure                     -              -             7
    Amortization expense of stock benefit plans                                220            182           166
    Federal Home Loan Bank stock dividends                                    (120)           (93)          (80)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                             (121)           (69)            5
      Prepaid expenses and other assets                                        (31)            21           (24)
      Other liabilities                                                        166            666          (216)
      Accrued interest payable                                                  18             58             1
      Federal income taxes
        Current                                                                786            157           (87)
        Deferred                                                                66            (10)           43
                                                                          --------       --------      --------
          Net cash provided by operating activities                          5,552          4,716         2,308

Cash flows used in investing activities:
  Purchase of investment securities designated as available for sale             -              -        (5,500)
  Proceeds from maturity of investment securities                                -           1,000        2,500
  Proceeds from redemption of investment securities                             35            344             -
  Principal repayments on mortgage-backed securities                           158            308           442
  Loan principal repayments                                                 49,200         36,188        41,633
  Loan disbursements                                                       (65,354)       (56,048)      (41,639)
  Purchase of office premises and equipment                                    (98)          (178)          (81)
                                                                          --------       --------      --------
          Net cash  used in investing activities                           (16,059)       (18,386)       (2,645)
                                                                          --------       --------      --------

          Net cash  used in operating and investing
           activities (subtotal carried forward)                           (10,507)       (13,670)         (337)
                                                                          --------       --------      --------

The accompanying notes are an integral part of these statements.

                                                                             30

                           FFD Financial Corporation

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                    Years ended June 30, 2006, 2005 and 2004
                                 (In thousands)


                                                                              2006           2005          2004
                                                                              ----           ----          ----

         Net cash  used in operating and investing
           activities (subtotal brought forward)                          $(10,507)      $(13,670)     $   (337)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                          10,424          6,049         1,095
  Proceeds from Federal Home Loan Bank advances                             27,000         10,495         1,525
  Repayments of Federal Home Loan Bank advances                            (26,452)        (5,284)       (2,747)
  Tax benefit of stock options exercised                                         3             36            32
  Proceeds from exercise of stock options                                       64            267           282
  Purchase of treasury shares                                                  (64)          (411)         (769)
  Cash dividends paid on common stock                                         (561)          (517)         (504)
                                                                          --------       --------      --------
          Net cash provided by (used in) financing activities                10,414        10,635        (1,086)
                                                                          --------       --------      --------

Net decrease in cash and cash equivalents                                      (93)        (3,035)       (1,423)

Cash and cash equivalents at beginning of year                               7,785         10,820        12,243
                                                                          --------       --------      --------

Cash and cash equivalents at end of year                                  $  7,692       $  7,785      $ 10,820
                                                                          ========       ========      ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                  $     85       $    376      $    390
                                                                          ========       ========      ========
    Interest on deposits and borrowings                                   $  3,631       $  2,463      $  2,486
                                                                          ========       ========      ========

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
   available for sale, net of applicable tax effects                      $    (86)      $     57      $    (74)
                                                                          ========       ========      ========

  Recognition of mortgage servicing rights in accordance
   with SFAS No. 140                                                      $    120       $    161      $    292
                                                                          ========       ========      ========

  Loans originated upon sale of real estate acquired through
   foreclosure                                                            $      -       $      -      $    147
                                                                          ========       ========      ========

The accompanying notes are an integral part of these statements.

                           FFD Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies

FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in north central Ohio which consists primarily of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

A summary of significant accounting policies which, with the exception of the policy described in Note A-11, have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank, and Dover Service Corporation ("Dover Service"), the Bank's wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

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

In addition to investment securities, Dover Service was incorporated for the primary purpose of holding shares in the Bank's data processing provider, Intrieve Incorporated ("Intrieve"). In fiscal 2005, Intrieve was acquired by Harland Financial Solutions. As a result, Dover received cash consideration of approximately $344,000 for its shares of Intrieve, Inc. resulting in a pretax gain on redemption totaling $329,000. In fiscal 2006, the Corporation received an additional $35,000 of contingent consideration related to the sale transaction.

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

3. Loans Receivable

Loans are stated at the principal balance outstanding, increased by net deferred loan origination costs and reduced by the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination costs (fees) are added (deducted) from the principal balance of the related loan. At both June 30, 2006 and 2005, loans held for sale were carried at cost.

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

The Bank recorded amortization related to mortgage servicing rights totaling approximately $128,000, $108,000 and $175,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. At June 30, 2006 and 2005, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value totaled $679,000 and $687,000, respectively.

4. Loan Origination Fees

The Bank accounts for loan origination fees and costs in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, which are principally actual personnel costs. Fees received for

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

4. Loan Origination Fees (continued)

loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

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

The Bank's impaired loan information is as follows at June 30:

                                                    2006      2005
                                                    ----      ----
                                                    (In thousands)

Impaired loans with related allowance               $692      $266
Impaired loans with no related allowance             196       707
                                                    ----      ----

Total impaired loans                                $888      $973
                                                    ====      ====

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

5. Allowance for Loan Losses (continued)

The Bank's average balance of impaired loans totaled $915,000, $914,000 and $929,000 for fiscal 2006, 2005 and 2004, respectively. Interest income recognized on impaired loans totaled $60,000, $50,000 and $49,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. The Bank allocated $104,000 and $197,000 of its general loan loss allowance to impaired loans at June 30, 2006 and 2005, respectively. During fiscal 2006, the Bank recorded a provision of $34,000 related to losses on impaired loans and recorded charge-offs of $127,000 relating to impaired loans.

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

7. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to range from twenty and thirty years for buildings, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

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

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

9. Benefit Plans (continued)

Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense related to the ESOP totaled approximately $244,000, $202,000 and $191,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

Additionally, the Bank has adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank had previously awarded 30,871 shares under the RRP which vested over a five year period. RRP expense totaled $1,000, $3,000 and $7,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

10. Earnings Per Share

Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 13,183, 26,339 and 39,513 unallocated shares held by the ESOP for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

                                               2006          2005          2004
                                               ----          ----          ----
Weighted-average common shares
 outstanding (basic)                      1,172,109     1,153,561     1,162,085
Dilutive effect of  assumed exercise
 of stock options                            24,859        20,464        29,016
                                          ---------     ---------     ---------
Weighted-average common shares
 outstanding (diluted)                    1,196,968     1,174,025     1,191,101
                                          =========     =========     =========

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

11. Stock Option Plan

The FFD Financial Corporation 1996 Stock Option and Incentive Plan, as amended, (the "Plan") provided for the issuance of 169,838 adjusted shares of authorized but unissued shares of common stock.

Prior to fiscal 2006, the Corporation had accounted for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award. Compensation was then recognized over the service period, which was usually the vesting period. Alternatively, SFAS No. 123 permitted entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continued to account for stock options using APB Opinion No. 25 were required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2005 and 2004, would have been reduced to the pro forma amounts indicated below:

(In thousands)                              2005      2004
                                            ----      ----

Net earnings             As reported      $1,086      $687
                                          ======      ====
                           Pro-forma      $1,062      $654
                                          ======      ====

Earnings per share
  Basic                  As reported      $  .94      $.59
                                          ======      ====
                           Pro-forma      $  .92      $.56
                                          ======      ====

  Diluted                As reported      $  .92      $.58
                                          ======      ====
                           Pro-forma      $  .90      $.55
                                          ======      ====

In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision to SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R) "Share Based Payment", requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost is recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

During the fourth quarter of fiscal 2006, the Corporation adopted SFAS No. 123(R), accelerated the vesting period for all unvested options, and recognized total pre-tax compensation expense of $30,000 ($27,000 after-tax). The adoption of SFAS No. 123(R) had a negative $.02 per share difference on reported basic and diluted earnings per share for fiscal 2006.

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

11. Stock Option Plan (continued)

Excess tax benefits, as defined by SFAS No. 123(R), will be recognized as an addition to additional paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid-in capital to which it can be offset.

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model. The fair value of modification grants in fiscal 2006 is based on the fair value of the original grant which exceeded the fair value at modification. No options were granted in fiscal 2005.

The following weighted-average assumptions were used for grants in fiscal 2004: dividend yield of 3.0%; expected volatility of 38.2% ; a risk-free interest rate of 4.3%, respectively, and an expected life of ten years.

A summary of the status of the Plan as of June 30, 2006, 2005 and 2004, and changes during the years then ended are presented below:


                                             2006                     2005                     2004
                                     --------------------    ---------------------    ---------------------
                                                Weighted-                Weighted-                Weighted-
                                                  average                  average                  average
                                                 exercise                 exercise                 exercise
                                     Shares         price     Shares         price     Shares         price
                                     ------     ---------     ------     ---------     ------     ---------

Outstanding at beginning of year     60,618        $10.17     89,998        $ 9.84    115,183        $ 9.47
Granted                               8,958         10.11          -             -      4,500         14.87
Exercised                            (5,997)        10.71    (29,305)         9.15    (28,365)         9.15
Forfeited                            (8,958)       (10.11)       (75)        12.48     (1,320)         9.54
                                     ------        ------    -------        ------    -------         ------

Outstanding at end of year           54,621        $10.11     60,618        $10.17     89,998        $ 9.84
                                     ======        ======    =======        ======    =======        ======

Options exercisable at year-end      54,621        $10.11     46,831        $ 9.66     68,755        $ 9.33
                                     ======        ======    =======        ======    =======        ======
Weighted-average fair value of
  options granted during the year                  $ 4.04                      N/A                   $ 4.36
                                                   ======                   ======                   ======

The following information applies to options outstanding at June 30, 2006:

Number outstanding                                                 43,621
Range of exercise prices                                   $8.38 - $10.10
Number outstanding                                                 11,000
Range of exercise prices                                  $12.00 - $14.88
Weighted-average exercise price                                    $10.11
Weighted-average remaining contractual life in years            3.7 years

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

12. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

At June 30, 2006 and 2005, compensating balance restrictions related to cash and cash equivalents was approximately $430,000 and $560,000, respectively.

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

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2006 and 2005:

Cash and cash equivalents

The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities

For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable

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

Federal Home Loan Bank stock

The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits

The fair value of NOW accounts, passbook accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank

The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit

For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The fair value of outstanding loan commitments at June 30, 2006 and 2005 was not material.

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

13. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2006 and 2005 were as follows:


                                                       2006                       2005
                                              ---------------------      ---------------------
                                                          Estimated                  Estimated
                                              Carrying         Fair      Carrying         Fair
                                                 Value        Value         Value        Value
                                              --------    ---------      --------    ---------
                                                               (In thousands)
Financial assets
  Cash and cash equivalents                   $  7,692     $  7,692      $  7,785     $  7,785
  Investment securities                          3,353        3,353         3,485        3,485
  Mortgage-backed securities                       561          562           720          725
  Loans receivable                             144,556      142,468       131,493      129,109
  Federal Home Loan Bank stock                   2,260        2,260         2,140        2,140
                                              --------     --------      --------     --------

                                              $158,442     $156,335      $145,623     $143,244
                                              ========     ========      ========     ========

Financial liabilities
  Deposits                                    $121,919     $115,911      $111,495     $106,605
  Advances from the Federal Home Loan Bank      18,428       18,100        17,880       18,003
                                              --------     --------      --------     --------

                                              $140,347     $134,011      $129,375     $124,608
                                              ========     ========      ========     ========

14. Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2006, 2005 and 2004 was $166,000, $122,000 and $99,000, respectively.

15. Investment in Federal Home Loan Bank Stock

The Bank is required as a condition of membership in the Federal Home Loan Bank of Cincinnati ("FHLB") to maintain an investment in FHLB common stock. The stock is redeemable at par and, therefore, its cost is equivalent to its redemption value. The Bank's ability to redeem FHLB shares is dependent on the redemption practices of the FHLB. At June 30, 2006, the FHLB placed no restrictions on redemption of shares in excess of a member's required investment in the stock.

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note A - Summary of Significant Accounting Policies (Continued)

16. Effects of Recent Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of SFAS No. 140," to simplify the accounting for separately recognized servicing assets and servicing liabilities. Specifically, SFAS No. 156 amends SFAS No. 140 to require an entity to take the following steps:

o Separately recognize financial assets as servicing assets or servicing liabilities, each time it undertakes an obligation to service a financial asset by entering into certain kinds of servicing contracts;

o Initially measure all separately recognized servicing assets and liabilities at fair value, if practicable; and

o Separately present servicing assets and liabilities subsequently measured at fair value in the statement of financial condition and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Additionally, SFAS No. 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 also permits a servicer that uses derivative financial instruments to offset risks on servicing to use fair value measurement when reporting both the derivative financial instrument and related servicing asset or liability.

SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued by the Corporation after July 1, 2008, with earlier application permitted. The Corporation is currently evaluating the impact of SFAS No. 156. Based on preliminary assessments, management does not believe adoption of SFAS No. 156 will have a material adverse effect on the Corporation's financial condition and results of operations.

17. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 consolidated financial statement presentation.

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note B - Investments and Mortgage-Backed Securities

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2006 and 2005, were as follows:


                                                             June 30, 2006
                                          --------------------------------------------------
                                                            Gross         Gross    Estimated
                                          Amortized    Unrealized    Unrealized         Fair
                                               Cost         Gains        Losses        Value
                                          ---------    ----------    ----------    ---------
                                                            (In thousands)

Available for sale:
  U.S. Government agency obligations         $3,500            $-          $147       $3,353
                                             ======            ==          ====       ======


                                                             June 30, 2005
                                          --------------------------------------------------
                                                            Gross         Gross    Estimated
                                          Amortized    Unrealized    Unrealized         Fair
                                               Cost         Gains        Losses        Value
                                          ---------    ----------    ----------    ---------
                                                            (In thousands)
Available for sale:
  U.S. Government agency obligations         $3,500            $-          $ 15       $3,485
                                             ======            ==          ====       ======

The U. S. Government agency obligations designated as available for sale at June 30, 2006 and 2005, are scheduled to mature in fiscal 2014 and thereafter.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2006 and 2005, are shown below:


                                                                    2006
                                             --------------------------------------------------
                                                               Gross         Gross    Estimated
                                             Amortized    Unrealized    Unrealized         Fair
                                                  Cost         Gains        Losses        Value
                                             ---------    ----------    ----------    ---------
                                                               (In thousands)

Held to maturity:
  Federal Home Loan Mortgage
   Corporation participation certificates         $113          $  1            $-         $114
  Government National Mortgage
   Association participation certificates           17             -             -           17
                                                  ----          ----            --         ----
    Total mortgage-backed securities
     held to maturity                              130             1             -          131

Available for sale:
  Federal National Mortgage
   Association participation certificates          341             2             -          343
  Government National Mortgage
   Association participation certificates           88             -             -           88
                                                  ----          ----            --         ----
    Total mortgage-backed securities
     available for sale                            429             2             -          431
                                                  ----          ----            --         ----

    Total mortgage-backed securities              $559          $  3            $-         $562
                                                  ====          ====            ==         ====

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note B - Investments and Mortgage-Backed Securities (Continued)


                                                                    2005
                                             --------------------------------------------------
                                                               Gross         Gross    Estimated
                                             Amortized    Unrealized    Unrealized         Fair
                                                  Cost         Gains        Losses        Value
                                             ---------    ----------    ----------    ---------
                                                               (In thousands)
Held to maturity:
  Federal Home Loan Mortgage
   Corporation participation certificates         $184          $  3            $-         $187
  Government National Mortgage
   Association participation certificates           36             2             -           38
                                                  ----          ----            --         ----
    Total mortgage-backed securities
     held to maturity                              220             5             -          225

Available for sale:
  Federal National Mortgage
   Association participation certificates          380             -             -          380
  Government National Mortgage
   Association participation certificates          120             -             -          120
                                                  ----          ----            --         ----
    Total mortgage-backed securities
     available for sale                            500             -             -          500
                                                  ----          ----            --         ----

     Total mortgage-backed securities             $720          $  5            $-         $725
                                                  ====          ====            ==         ====

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note B - Investments and Mortgage-backed Securities (Continued)

The tables below indicates the length of time individual securities had been in a continuous unrealized loss position at June 30, 2006 and 2005.


                                                                  June 30, 2006
                                      --------------------------------------------------------------------
                                       Less Than 12 Months       12 - 24 Months               Total
                                      --------------------    --------------------    --------------------
                                       Fair     Unrealized      Fair    Unrealized      Fair    Unrealized
Description of securities             Value         Losses     Value        Losses     Value        Losses
                                      -----     ----------     -----    ----------     -----    ----------
                                                             (Dollars in thousands)

U.S. Government agency obligations       $-             $-    $3,353          $147    $3,353          $147
                                         ==             ==    ======          ====    ======          ====


                                                                  June 30, 2005
                                      --------------------------------------------------------------------
                                       Less Than 12 Months       12 - 24 Months               Total
                                      --------------------    --------------------    --------------------
                                        Fair    Unrealized      Fair    Unrealized      Fair    Unrealized
Description of securities              Value        Losses     Value        Losses     Value        Losses
                                       -----    ----------     -----    ----------     -----    ----------
                                                              (Dollars in thousands)

U.S. Government agency obligations    $3,485           $15        $-            $-    $3,485           $15
                                      ======           ===        ==            ==    ======           ===

Management has the intent to hold these securities for the foreseeable future and the declines in the fair value are primarily due to continuing increases in market interest rates. The fair values are expected to recover as securities approach the maturity date.

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note B - Investments and Mortgage-backed Securities (Continued)

The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2006, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                            Amortized cost
                                            --------------
                                            (In thousands)

Due within five years                                 $ 31
Due within five to ten years                            11
Due after ten years                                    517
                                                      ----
Total                                                 $559
                                                      ====

Mortgage-backed securities and investment securities totaling $2.9 million were pledged to secure public deposits at both June 30, 2006 and 2005.

Note C - Loans Receivable

The composition of the loan portfolio at June 30, 2006 and 2005 was as follows:

                                                 2006          2005
                                                 ----          ----
                                                 (In thousands)

Residential real estate
  One- to four-family                        $ 64,781      $ 61,157
  Multi-family                                 10,120         9,082
Nonresidential real estate and land            48,337        42,763
Commercial loans - secured                     16,408        16,388
Commercial loans - unsecured                      273           279
Consumer and other loans                        5,969         4,896
Deferred loan origination costs                   153           139
                                             --------      --------
                                              146,041       134,704
Less:
  Undisbursed portion of loans in process       1,647         2,770
  Allowance for loan losses                       752           766
                                             --------      --------
                                             $143,642      $131,168
                                             ========      ========

The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $73.3 million, or 51%, of the total loan portfolio at June 30, 2006, and approximately $67.5 million, or 51% of the total loan portfolio at June 30, 2005,. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management believes that real estate values in the Bank's primary lending areas are presently stable.

As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $77.2 million and $74.9 million at June 30, 2006 and 2005, respectively.

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are made on market terms, are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $2.2 million at both June 30, 2006 and 2005.

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note D - Allowance for Loan Losses

The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2006, 2005 and 2004:

                                    2006     2005     2004
                                    ----     ----     ----
                                        (In thousands)

Beginning balance                  $ 766     $779     $818
Provision for losses on loans        160       11       25
Loan charge-offs                    (174)     (24)     (64)
                                   -----     ----     ----

Ending balance                     $ 752     $766     $779
                                   =====     ====     ====

As of June 30, 2006, the Bank's allowance for loan losses was primarily comprised of a general loan loss allowance which is includible as a component of regulatory risk-based capital.

Nonperforming and impaired loans totaled $1.3 million, $1.2 million, and $1.1 million, respectively at June 30, 2006, 2005 and 2004. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $46,000, $37,000 and $49,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

Note E - Office Premises and Equipment

Office premises and equipment at June 30, 2006 and 2005 was comprised of the following:

                                          2006        2005
                                          ----        ----
                                          (In thousands)

Land                                    $  488      $  488
Buildings and improvements               1,533       1,518
Furniture and equipment                  1,139       1,148
                                        ------      ------
                                         3,160       3,154
  Less accumulated depreciation and
   amortization                          1,190       1,123
                                        ------      ------
                                        $1,970      $2,031
                                        ======      ======

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note F - Deposits

Deposits consist of the following major classifications at June 30, 2006 and 2005:

                                          2006                 2005
Deposit Type and Weighted-         -----------------    -----------------
 Average Interest Rate               Amount        %      Amount        %
                                     ------        -      ------        -
                                           (Dollars in thousands)

Demand deposit accounts            $ 10,114      8.3%   $  9,386      8.4%
NOW accounts
  2006 - 0.84%                       16,546     13.5
  2005 - 0.38%                                            13,998     12.6
Passbook
  2006 - 1.16%                       32,987     27.1
  2005 - 1.14%                                            32,253     28.9
                                   --------    -----    --------    -----
  Total demand, transaction and
   passbook deposits                 59,647     48.9      55,637     49.9

Certificates of deposit
Original maturities of:
  Less than 12 months
    2006 - 4.30%                      3,522      2.9
    2005 - 2.28%                                           1,885      1.7
  12 months to 29 months
    2006 - 3.91%                     21,443     17.6
    2005 - 2.75%                                          17,532     15.7
  30 months to 47 months
    2006 - 4.05%                     10,750      8.8
    2005 - 3.99%                                          13,343     12.0
  48 months to 60 months
    2006 - 3.88%                      4,177      3.4
    2005 - 3.81%                                           3,915      3.5
  Balances in excess of $100,000
    2006 - 4.21%                     14,757     12.1
    2005 - 3.37%                                          12,562     11.3
  Individual retirement accounts
    2006 - 3.94%                      7,623      6.3
    2005 - 3.21%                                           6,621      5.9
                                   --------    -----    --------    -----

    Total certificates of deposit    62,272     51.1      55,858    50.17
                                   --------    -----    --------    -----

    Total deposit accounts         $121,919    100.0%   $111,495    100.0%
                                   ========    =====    ========    =====

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note F - Deposits (Continued)

Interest expense on deposits for the years ended June 30, 2006, 2005 and 2004 is summarized as follows:

                                  2006        2005        2004
                                  ----        ----        ----
                                        (In thousands)

Passbook                        $  592      $  316      $  300
NOW accounts                        79          33          20
Certificates of deposit          2,173       1,568       1,579
                                ------      ------      ------

                                $2,844      $1,917      $1,899
                                ======      ======      ======

Maturities of outstanding certificates of deposit at June 30, 2006 and 2005 are summarized as follows:

                                   2006        2005
                                   ----        ----
                                   (In thousands)

Less than one year              $33,183     $27,831
One year to two years            17,347      14,711
Two years to three years          9,904       9,889
Three to four years               1,391       2,262
More than four years                447       1,165
                                -------     -------
                                $62,272     $55,858
                                =======     =======

At June 30, 2006 and 2005, FFD had $16.4 million and $13.7 million, respectively, in certificates of deposit with balances greater than $100,000.

Note G - Advances From the Federal Home Loan Bank

Advances from the Federal Home Loan Bank, collateralized at June 30, 2006 and 2005, by a pledge of certain residential mortgage loans totaling $23.1 million and $22.4 million, respectively, and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                       Maturing in Year
Interest Rate           Ending June 30,        2006           2005
-------------          ----------------        ----           ----

                                            (Dollars in thousands)

3.53%                              2006     $     -        $ 2,000
3.35%-5.43%                        2007       7,500          1,500
5.06%-5.65%                        2009       5,315          5,424
3.23%-4.89%                        2010       1,176          1,285
3.26%-4.75%                        2011       2,500          5,500
4.43%-6.1%                         2014         704            775
4.06%-4.63%                  After 2014       1,233          1,396
                                            -------        -------

                                            $18,428        $17,880
                                            =======        =======

    Weighted-average interest rate             5.22%          4.32%
                                            =======        =======

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note H - Other Borrowings

During fiscal 2006, the Corporation negotiated a $2.5 million line of credit with another financial institution. The line, when drawn upon, will be collateralized by the Bank's common stock held by the Corporation. The Corporation had not drawn upon this line of credit as of June 30, 2006.

Note I - Federal Income Taxes

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2006, 2005 and 2004 as follows:

                                               2006     2005     2004
                                               ----     ----     ----
                                               (Dollars in thousands)

Federal income taxes at statutory rate         $701     $559     $354
Increase in taxes resulting primarily from:
  Other                                           9        -        -
                                               ----     ----     ----
Federal income taxes per consolidated
 financial statements                          $710     $559     $354
                                               ====     ====     ===

Effective tax rate                             34.4%    34.0%    34.0%
                                               ====     ====     ====

The composition of the Corporation's net deferred tax liability at June 30, 2006 and 2005 is as follows:


Taxes (payable) refundable on temporary                               2006       2005
 differences at statutory rate:                                       ----       ----
                                                                      (In thousands)

Deferred tax assets:
  Retirement expense                                                 $ 115      $ 106
  General loan loss allowance                                          256        261
  Unrealized loss on securities designated as available for sale        49          5
  Other                                                                  6         17
                                                                     -----      -----
    Deferred tax assets                                                426        389

Deferred tax liabilities:
  Deferred loan origination costs                                      (52)       (56)
  Federal Home Loan Bank stock dividends                              (383)      (342)
  Difference between book and tax depreciation                         (22)         -
  Mortgage servicing rights                                           (231)      (233)
                                                                     -----      -----
    Deferred tax liabilities                                          (688)      (631)
                                                                     -----      -----
    Net deferred tax liability                                       $(262)     $(242)
                                                                     =====      =====

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note I - Federal Income Taxes (Continued)

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2006, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2006.

Note J - Commitments

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

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies and collateral requirements in issuing commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2006, the Bank had outstanding commitments to originate loans, including loans-in-process, of approximately $5.5 million. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $14.2 million, unused lines of credit under commercial loans of $10.9 million and overdraft lines of credit totaling $901,000. In addition, the Bank has $852,000 in outstanding standby letters of credit which are fully collateralized. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2006, such commitments were underwritten in accordance with normal underwriting policies, and will be funded from normal cash flow from operations and excess liquidity.

At June 30, 2006, the Bank had no outstanding commitments to purchase loans and outstanding commitments to sell $914,000 of loans.

The Corporation has entered into lease agreements during the current fiscal year for office premises under operating leases which expire at various dates through the fiscal year ended June 30, 2008. The following table summarizes minimum annual payments due under lease agreements by year:

      Year ending June 30,
      --------------------
                                        (In thousands)

      2006                                         $20
      2007                                          18
      2008                                          13
                                                   ---
                                                   $51
                                                   ===

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note J - Commitments (Continued)

Rental expense under operating leases totaled approximately $26,000 and $5,000 for the years ended June 30, 2006 and 2005, respectively. There was no rent expense for the year ended June 30, 2004.

Note K - Regulatory Capital

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

OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2006, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note K - Regulatory Capital (Continued)

As of June 30, 2006 and 2005, management believes that the Bank met all capital adequacy requirements to which it was subject.


                                                                     To Be "Well-
                                                                 Capitalized" Under
                                              For Capital         Prompt Corrective
As of June 30, 2006         Actual         Adequacy Purposes      Action Provisions
                       ---------------    ------------------     -------------------
                        Amount   Ratio       Amount    Ratio        Amount     Ratio
                        ------   -----       ------    -----        ------     -----
                                           (Dollars in thousands)

Tangible capital       $17,677    10.9%   =>$ 2,423    =>1.5%    =>$ 8,077    => 5.0%

Core capital           $17,677    10.9%   =>$ 6,462    =>4.0%    =>$ 9,693    => 6.0%

Risk-based capital     $18,429    14.6%   =>$10,098    =>8.0%    =>$12,623    =>10.0%


                                                                     To Be "Well-
                                                                 Capitalized" Under
                                              For Capital         Prompt Corrective
As of June 30, 2005         Actual         Adequacy Purposes      Action Provisions
                       ---------------    ------------------     -------------------
                        Amount   Ratio       Amount    Ratio        Amount     Ratio
                        ------   -----       ------    -----        ------     -----
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

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note L - Condensed Financial Statements of Ffd Financial Corporation

The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004.

                           FFD FINANCIAL CORPORATION
                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2006 and 2005
                                 (In thousands)


ASSETS                                                            2006        2005
                                                                  ----        ----

Cash and due from banks                                        $   200     $   167
Loan receivable from ESOP                                          143         278
Investment in First Federal Community Bank                      17,650      16,531
Accrued interest receivable                                          1           3
Prepaid federal income taxes                                       359         445
Prepaid expenses and other assets                                   10          14
                                                               -------     -------
      Total assets                                             $18,363     $17,438
                                                               =======     =======

SHAREHOLDERS' EQUITY

Shareholders' equity
  Common stock and additional paid-in capital                  $ 8,108     $ 7,987
  Retained earnings                                             13,745      12,954
  Unrealized losses on securities designated as available
   for sale, net of related tax effects                            (95)         (9)
  Shares acquired by stock benefit plans                          (225)       (334)
  Treasury shares - at cost                                     (3,170)     (3,160)
                                                               -------     -------

      Total shareholders' equity                               $18,363     $17,438
                                                               =======     =======

                           FFD FINANCIAL CORPORATION
                        CONDENSED STATEMENTS OF EARNINGS
                    Years ended June 30, 2006, 2005 and 2004
                                 (In thousands)

                                                2006       2005     2004
                                                ----       ----     ----
Revenue
  Interest income                             $    9     $    7     $  6
  Equity in earnings of subsidiary             1,570      1,228      813
                                              ------     ------     ----
      Total revenue                            1,579      1,235      819

General and administrative expenses              330        223      197
                                              ------     ------     ----

      Earnings before income tax credits       1,249      1,012      622

Federal income tax credits                      (103)       (74)     (65)
                                              ------     ------     ----

      NET EARNINGS                            $1,352     $1,086     $687
                                              ======     ======     ====

                           FFD Financial Corporation

                          June 30, 2006, 2005 and 2004

Note L - Condensed Financial Statements of Ffd Financial Corporation (Continued)

                           FFD FINANCIAL CORPORATION
                       CONDENSED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 2006, 2005 and 2004
                                 (In thousands)

                                                           2006       2005      2004
                                                           ----       ----      ----

Cash provided by (used in) operating activities:
  Net earnings for the year                              $1,352     $1,086      $687
  Adjustments to reconcile net earnings to net
   cash provided by (used in) operating activities:
    Undistributed earnings of subsidiary                   (985)      (466)      (86)
    Increase (decrease) in cash due to changes in:
      Prepaid expenses and other assets                       6         52        32
      Prepaid federal income taxes                           86        (73)      (97)
                                                         ------     ------      ----
      Net cash provided by operating activities             459        599       536

Cash flows provided by investing activities:
  Proceeds from repayment of loan to ESOP                   135        126       119

Cash flows used in financing activities:
  Proceeds from exercise of stock options                    64        267       314
  Treasury shares                                           (64)      (411)     (769)
  Cash dividends paid on common stock                      (561)      (517)     (504)
                                                         ------     ------      ----
      Net cash used in financing activities                (561)      (661)     (959)
                                                         ------     ------      ----

Net increase (decrease) in cash and cash equivalents         33         64      (304)

Cash and cash equivalents at beginning of year              167        103       407
                                                         ------     ------      ----

Cash and cash equivalents at end of year                 $  200     $  167      $103
                                                         ======     ======      ====

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2006, the Bank was able to dividend approximately $1.5 million to the Corporation without prior OTS approval.

FFD Financial Corporation and First Federal Community Bank
Directors and Executive Officers
===============================================================================

Board of Directors of FFD Financial Corporation and First Federal Community Bank

Richard A. Brinkman, Jr.
Chief Executive Officer
AAA of Tuscarawas County

Stephen G. Clinton
President
Capital Market Securities

Leonard L. Gundy
President
Benchmark Construction, Inc.

Enos L. Loader
Chairman of the Board
Retired Senior Bank Officer

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

Directors Emeritus FFD Financial Corporation and First Federal Community Bank

J. Richard Gray
Chairman
Hanhart Agency, Inc.

Richard J. Herzig
Chairman - Retired
Toland-Herzig Funeral Homes, Inc.

Roy O. Mitchell, Jr.
Managing Officer - Retired
First Federal Community Bank

===============================================================================
Executive Officers of FFD Financial Corporation

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President, Treasurer and Chief
Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

FFD Financial Corporation and First Federal Community Bank
Directors and Executive Officers
===============================================================================

Executive Officers of First Federal Community Bank

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President,
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

Other Officers of First Federal Community Bank
===============================================================================

Michele L. Larkin
Vice President

Mary M. Mitchell
Banking Officer

Shareholder Services
===============================================================================

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

                         Registrar and Transfer Company
                               10 Commerce Drive
                        Cranford, New Jersey 07016-3572
                                 (800) 368-5948

Annual Meeting
===============================================================================

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 17, 2006, at 1:00 p.m., local time, at the McDonald Marlite Conference Center, 143 McDonald Drive, S.W., New Philadelphia, Ohio 44663. Shareholders are cordially invited to attend.

Annual Report On Form 10-Ksb
===============================================================================

A copy of FFD's Annual Report on Form 10-KSB will be available at no charge to shareholders upon request to:

                           FFD Financial Corporation
                            321 North Wooster Avenue
                               Dover, Ohio 44622
                              Attention: Secretary

                                                     Investing In Our Community
===============================================================================

Investing in our community...
It's not just a slogan, it's the way we do business at First Federal Community Bank.

In addition to providing a wide array of financial services, the people at First Federal invest in our community through their involvement and support of many organizations, projects and initiatives.

First Federal team members have held leadership and volunteer roles in the following organizations:
===============================================================================

American Red Cross, Muskingum Lakes Chapter, Board of Directors
Coshocton County Chamber of Commerce
Dover Public Library Board of Directors
Dover Rotary Club
East Central Ohio Building Industry Association
Holmes County Chamber of Commerce
Kent State University Tuscarawas Campus Board
Leadership Tuscarawas
Main Street New Philadelphia
Muskingum College Board of Trustees
New Philadelphia Kiwanis Club
New Philadelphia Rotary Club
Ohio Bankers League Board of Directors
Ohio Small Business Development Center Advisory Board
Sugarcreek Business Association
Tuscarawas AAA Board of Directors
Tuscarawas Center for the Arts
Tuscarawas County Board of Realtors
Tuscarawas County Chamber of Commerce
Tuscarawas County CIC Board of Trustees
Tuscarawas County Port Authority Business Incubator Board
Tuscarawas County Rainbow Connection Board of Directors
United Way of Tuscarawas County Board of Trustees
Union Hospital Development and Community Relations Committee

First Federal team members contributed $12,042 in employee donations and funds raised for:
===============================================================================

American Cancer Society
American Red Cross
Big Brothers Big Sisters
COMPASS
Dress a Child
Harbor House, Tuscarawas County
Hospice of Tuscarawas County
Hurricane Katrina Relief Fund
Leadership Tuscarawas
Salvation Army
Share-A-Christmas
Tuscarawas County Rainbow Connection
Union Hospital Breast Cancer Awareness Campaign
United Way

FFD FINANCIAL CORPORATION
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio 44622

Phone: 330.364.7777
Toll Free: 866.849.3560
www.onlinefirstfed.com

NASDAQ SmallCap Symbol: FFDF