Form 10KSB, Exhibit 13
period 2007-06-30
FFD FINANCIAL CORP/OH
filed 2007-09-28
CIK 1006177

                                                                     Exhibit 13

                                 FFD Financial
                                   CORPORATION

                                                                  First Federal
                                                                 COMMUNITY BANK

                                                             2007 ANNUAL REPORT

MESSAGE TO SHAREHOLDERS
-------------------------------------------------------------------------------

Dear Shareholder:

On behalf of the board of directors, management team and staff of FFD Financial Corporation and its subsidiary, First Federal Community Bank, it is a pleasure to present our 2007 Annual Report.

Despite a challenging local and regional economic environment, FFD Financial reported strong earnings growth for the fiscal year ended June 30, 2007 with net earnings of $1.6 million ($1.44 per diluted share), a 20% increase compared to net earnings of $1.4 million ($1.13 per diluted share) in fiscal 2006. Diluted earnings per share growth was 27.4%, due to increased net earnings and the effect of a significant repurchase of shares (107,575 shares) during fiscal 2007 as part of our on-going capital management strategy. In May 2007, we announced that our board authorized the repurchase of an additional five percent (55,310 shares) of our outstanding shares.

We were pleased with our progress towards improving return on average assets (.98% in fiscal 2007 vs. .87% in fiscal 2006) and return on average equity (9.28% in fiscal 2007 vs. 7.56% in fiscal 2006). Other performance indicators have continued to improve from fiscal 2006 to fiscal 2007:

      o General and administrative expense to average assets improved to 2.61% from 2.70%;

      o  Net interest margin increased to 4.05% from 3.94%; and

      o Credit quality remained strong by all performance measures as nonperforming and impaired assets to total assets declined to .47% from .79%; delinquent loans to total loans declined to .90% from .93%; net charge offs to average assets declined to .06% from .11%; and our coverage ratio improved as allowance for loan losses increased to 122.85% of nonperforming and impaired loans from 59.17%.

Total assets increased 7.3% to $173 million in fiscal 2007 from $161 million in fiscal 2006. The growth occurred in an extremely competitive banking environment in our marketplace. Total loans increased to $153 million from $143, a 7.2% increase from fiscal 2006 to fiscal 2007. This increase was primarily attributable to a $10 million increase in non-residential real estate loans. Deposit growth was very strong in fiscal 2007, with total deposits reaching $140 million, a 14.8% increase from 2006. Core deposits increased $3 million, and time deposits increased $15 million as the higher level of interest rates shifted consumer demand towards higher earning savings instruments. This deposit growth allowed us to reduce borrowings by over $5 million.

Several years ago, we opened lending centers in Coshocton and Sugarcreek. In 2006 we applied for and received regulatory approval to begin accepting deposits at these locations on a limited basis, and we are pleased to announce that we have recently converted our Sugarcreek Office to a full service facility. Additional equipment including an ATM and night depository were recently installed and we're excited about the continued growth prospects in that market area.

Recently, much attention has been focused on the housing market, sub-prime lending, and foreclosure rates, and their overall effects on the general economy. We are not directly impacted by these negative trends because we have not participated in the type of aggressive lending that has been the source of much of the foreclosure activity. The potential impact of these issues on the real estate market generally is something we will continue to monitor, but currently our credit quality remains strong and our foreclosure rates are stable. Our commitment to building relationships with our customers gives us a vested interest in their future success and fosters the kind of prudent lending approach that helps our asset quality.

At First Federal Community Bank, "Investing in our Community" is not just a slogan - it is the way we do business. Our associates accomplish that mission every day by generously giving their time, talents, and financial resources to improve the civic, cultural, educational, and economic conditions of our area. There is a special section on page 52 of this Annual Report that highlights our significant Investment in our Community.

-------------------------------------------------------------------------------

As we look forward to 2008 there are a number of banking challenges on the horizon, including a soft and uncertain residential real estate market, concerns about economic growth, and uncertainty about the direction of interest rates. In spite of the challenges, we're optimistic about our market position and longer term prospects for growth. We believe our strong growth and profitability demonstrate that the community bank business model works well in our market area. As we have done in past years, we will continue to focus on profitably growing the company, controlling costs, continuing the strong dividend, and repurchasing stock. We believe this strategy will continue to improve the value of your investment in FFD Financial Corporation. We remain committed to our shareholders, our community, and our staff, and we express our appreciation for your confidence and support.

Sincerely,

/s/ Trent B. Troyer                              /s/ E. L. Loader

Trent B. Troyer                                  E. L. Loader

President & Chief Executive Officer              Chairman of the Board


                                    [PHOTO]

                  E.L. Loader and Trent Troyer, First Federal

BUSINESS OF FFD FINANCIAL CORPORATION
-------------------------------------------------------------------------------

FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Since its formation in 1996, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal's business involves attracting deposits from individual and business customers and using those deposits to originate loans in its market area, consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, and individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, loan sales and principal repayments on loans and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, branches in Dover, New Philadelphia and Sugarcreek, Ohio, and a lending office in Coshocton, Ohio. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

MARKET PRICE OF FFD'S
COMMON SHARES AND RELATED SHAREHOLDER MATTERS
-------------------------------------------------------------------------------

There were 1,100,854 common shares of FFD outstanding on September 5, 2007. Price information for FFD's common shares are listed on the NASDAQ Capital Market ("NASDAQ") under the symbol "FFDF."

The following table sets forth the high and low trading prices for FFD's common shares on NASDAQ and the dividends declared per share, for each quarter of fiscal years 2006 and 2007.

                         High Trade      Low Trade      Cash Dividends Declared
Fiscal 2006
  Quarter Ended
  September 30, 2005       $17.78         $14.36                 $.11
  December 31, 2005         20.50          14.91                  .12
  March 31, 2006            22.46          18.50                  .12
  June 30, 2006             21.90          16.89                  .12

                         High Trade      Low Trade      Cash Dividends Declared
Fiscal 2007
  Quarter Ended
  September 30, 2006       $17.00         $15.00                 $.12
  December 31, 2006         18.00          15.24                  .14
  March 31, 2007            18.51          15.96                  .14
  June 30, 2007             16.90          15.54                  .14

FFD's income consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the shares held by FFD. In addition to certain federal income tax considerations, OTS regulations limit the payment of dividends and other capital distributions by savings associations. For example, First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.

SELECTED CONSOLIDATED
FINANCIAL INFORMATION AND OTHER DATA
-------------------------------------------------------------------------------

The following table sets forth certain information concerning FFD's consolidated financial condition, earnings and other data at the dates and for the periods indicated.

Selected consolidated financial                                  At June 30,
condition data:                            2007         2006         2005         2004         2003
                                                                (In thousands)
Total amount of:
Assets                                   $172,994     $161,233     $148,595     $135,892     $136,408
Interest-bearing deposits                   7,162        6,288        5,672        8,821       10,398
Investment securities available for
 sale - at market                           3,448        3,353        3,485        4,402        1,502
Mortgage-backed securities available
 for sale - at market                         267          431          500          630          832
Mortgage-backed securities held to
 maturity - at cost                            97          130          220          395          651
Loans receivable - net (1)                153,906      143,877      131,493      114,505      115,966
Deposits                                  139,922      121,919      111,495      105,446      104,351
FHLB advances                              13,055       18,428       17,880       12,669       13,891
Shareholders' equity, restricted           18,135       18,363       17,438       16,738       16,918

                                                          For the year ended June 30,
Summary of earnings:                       2007         2006         2005         2004         2003
                                                    (In thousands, except per share data)
Interest income                          $ 11,402     $  9,475     $  7,073     $  6,360     $  6,758
Interest expense                            4,969        3,649        2,521        2,487        2,966
                                         --------     --------     --------     --------     --------
Net interest income                         6,433        5,826        4,552        3,873        3,792

Provision for losses on loans                 275          160           11           25          131
                                         --------     --------     --------     --------     --------
Net interest income after provision
 for losses on loans                        6,158        5,666        4,541        3,848        3,661

Other income                                  650          599          917          616        1,038
General, administrative and other
 expense                                    4,342        4,203        3,813        3,423        3,133
                                         --------     --------     --------     --------     --------
Earnings before income taxes                2,466        2,062        1,645        1,041        1,566

Federal income taxes                          843          710          559          354          534
                                         --------     --------     --------     --------     --------

Net earnings                             $  1,623     $  1,352     $  1,086     $    687     $  1,032
                                         ========     ========     ========     ========     ========

Earnings per share
  Basic                                  $   1.45     $   1.15     $    .94     $    .59     $    .88
                                         ========     ========     ========     ========     ========
  Diluted                                $   1.44     $   1.13     $    .92     $    .58     $    .86
                                         ========     ========     ========     ========     ========

--------------------
(1)   Includes loans held for sale.

SELECTED CONSOLIDATED
FINANCIAL INFORMATION AND OTHER DATA (continued)
-------------------------------------------------------------------------------

Selected financial ratios                               At or for the year ended June 30,
 and other data:                              2007        2006        2005        2004        2003
Return on average assets                       0.98%       0.87%       0.78%       0.50%       0.77%
Return on average equity                       9.28        7.56        6.39        4.05        6.17
Interest rate spread                           3.77        3.73        3.24        2.79        2.62
Net interest margin                            4.05        3.94        3.41        2.97        2.95
Other expense to average assets                2.61        2.70        2.73        2.50        2.34
Average equity to average
 assets                                       10.51       11.48       12.14       12.40       12.50
Nonperforming and impaired assets
 to total assets                               0.47        0.79        0.82        0.84        1.76
Nonperforming and impaired loans to
 total loans                                   0.52        0.86        0.90        0.98        1.88
Delinquent loans to total loans (1)            0.90        0.93        1.02        1.18        1.28
Allowance for loan losses to
 total loans                                   0.60        0.52        0.57        0.67        0.68
Allowance for loan losses to
 nonperforming and impaired loans            115.38       59.17       62.99       68.09       36.45
Average interest-earning assets
 to average interest-bearing liabilities     108.88      108.46      108.86      109.27      114.63
Dividend payout ratio                         37.70       40.87       46.28       70.34       44.89
Number of full service offices                    3           3           3           3           3

--------------------
(1)   Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

GENERAL (continued)

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

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2006 TO JUNE 30, 2007

The Corporation's assets at June 30, 2007, totaled $173.0 million, a $11.8 million, or 7.3%, increase from the June 30, 2006 total. The increases were comprised primarily of increases of $10.3 million in loans receivable and $1.9 million in other assets, including interest-bearing deposits, cash and due from banks, office premises and equipment, investment securities available for sale, accrued interest receivable, Federal Home Loan Bank stock, loan servicing rights and prepaid expenses, which were partially offset by decreases of $197,000 in mortgage-backed securities available for sale and held to maturity and $290,000 in loans held for sale.

Cash and interest-bearing deposits totaled $9.0 million at June 30, 2007, an increase of $1.3 million, or 17.4%, from June 30, 2006. Investment securities totaled $3.4 million at June 30, 2007, an increase of $95,000. No investment securities were called or matured during the fiscal year ended June 30, 2007.

Mortgage-backed securities totaled $364,000 at June 30, 2007, a $197,000, or 35.1%, decrease from the total at June 30, 2006, due primarily to principal repayments.

Loans receivable, including loans held for sale, totaled $153.9 million at June 30, 2007, an increase of $10.0 million, or 7.0%, from the June 30, 2006 total. The portfolio of loans secured by one- to four-family residential real estate increased by $1.9 million to $66.0 million at June 30, 2007. Loans secured by nonresidential real estate and land totaled $58.1 million at June 30, 2007, compared to $48.3 million at June 30, 2006. Commercial loans totaled $16.7 million at June 30, 2007, unchanged from the June 30, 2006 total. Loan origination volume during the year ended June 30, 2007, decreased by $8.7 million, or 11.3%, lower than in fiscal 2006. During fiscal 2007, management continued to meet consumer preference for fixed-rate residential loans in the prevailing low interest rate environment by selling lower-yielding fixed-rate mortgage loans in the secondary market.

The allowance for loan losses totaled $930,000 and $752,000 at June 30, 2007 and 2006, respectively, which represented .60% and .52% of total loans and 115.4% and 59.2% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans totaled $806,000 and $1.3 million at June 30, 2007 and 2006, respectively. Management believes that the Bank's nonperforming and impaired loans at June 30, 2007 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2007, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $140.0 million at June 30, 2007, a $18.0 million, or 14.8%, increase over total deposits at June 30, 2006. This increase resulted primarily from management's efforts to generate deposit growth through advertising, relationship banking strategies and deposit growth at the Coshocton and Sugarcreek offices. Proceeds from deposit growth were used primarily to fund new loan originations, and reduce FHLB Advances.

FHLB advances totaled $13.1 million at June 30, 2007, a $5.4 million, or 29.2%, decrease from June 30, 2006. Deposit growth was used to repay FHLB advances.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2006 TO JUNE 30, 2007 (continued)

Shareholders' equity totaled $18.1 million at June 30, 2007, a decrease of $228,000, or 1.2% from June 30, 2006 levels. This decrease was due primarily to the purchases of treasury shares totaling $1.9 million and dividends paid of $612,000, and were partially offset by net earnings of $1.6 million, $258,000 in proceeds from the exercise of stock options, $223,000 of amortization of shares acquired by benefit plans, $100,000 from the one time adjustment to apply SAB 108, and $62,000 from unrealized gain on mark to market of securities available for sale.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2007

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

General. FFD's net earnings totaled $1.6 million for the fiscal year ended June 30, 2007, an increase of $271,000 or 20.0% compared to fiscal 2006. The increase in net earnings resulted from increases of $607,000, or 10.4%, in net interest income and $51,000, or 8.5% in other income, which were partially offset by increases of $139,000, or 3.3%, in other expenses, $133,000, or 18.7%, in the provision for federal income tax, and $115,000 in the provision for losses on loans.

Net Interest Income. Total interest income increased by $1.9 million, or 20.3%, to a total of $11.4 million for the year ended June 30, 2007, compared to $9.5 million for the fiscal year ended June 30, 2006. Interest income on loans increased by $1.9 million, or 21.0%, due primarily to a 81 basis point increase in the average yield, to 7.34% in fiscal 2007, and a $10.6 million, or 7.7%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $8,000, or 22.9%, due primarily to a $234,000, or 35.5%, decrease in the average balance outstanding, which was partially offset by a 104 basis point increase in the average yield earned on such securities, to 6.35% in fiscal 2007. Interest income on investment securities increased by $4,000 due primarily to a 31 basis point increase in the average yield earned on such securities, to 4.53%, which was partially offset by a $16,000 decrease in the average balance outstanding. Interest income on interest-bearing deposits increased by $50,000, or 14.7% due primarily to a $538,000, or 7.9%, increase in the average balance outstanding year to year and a 31 basis point increase in the average yield to 5.31%. Increases in the average yields on interestearning assets were due primarily to the overall increase in interest rates in the economy.

Interest expense on deposits increased by $1.4 million, or 48.0%, for the year ended June 30, 2007, compared to fiscal 2006, due primarily to an increase in the average cost of deposits of 80 basis points to 3.20% and an increase in the average deposit portfolio balance outstanding year to year of $12.8 million, or 10.8%.

Interest expense on borrowings decreased by $46,000, or 5.7%, due primarily to a $3.4 million, or 19.2%, decrease in the average balance of advances outstanding which was partially offset by a 76 basis point increase in the average cost of such borrowings, to 5.31% in fiscal 2007.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $607,000, or 10.4%, for the fiscal year ended June 30, 2007, compared to fiscal 2006. The interest rate spread was 3.77% for the fiscal year ended June 30, 2007, compared to 3.73% for fiscal 2006, while the net interest margin was 4.05% in fiscal 2007, compared to 3.94% in fiscal 2006.

Provision for Loan Losses. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2007 (continued)

conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $275,000 for the year ended June 30, 2007, an increase of $115,000 compared to fiscal 2006. First Federal's fiscal 2007 provision was predicated primarily on growth in the non-residential real estate loan portfolio year over year and managements assessment of economic factors. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $650,000 for the fiscal year ended June 30, 2007, an increase of $51,000 or 8.5% from fiscal 2006. This increase resulted primarily from increased ATM fees which were partially offset by a $35,000 additional pre-tax gain in fiscal 2006 from hold back payments from the redemption of stock of Intrieve, Incorporated in conjunction with the acquisition of Intrieve by Harland Financial Solutions, Inc. and a decrease in gain on sale of loans of $17,000, or 9.0%.

Noninterest Expense. Other expenses totaled $4.3 million for the fiscal year ended June 30, 2007, an increase of $139,000, or 3.3%, compared to fiscal 2006. The increase primarily resulted from increases of $51,000, or 30.7%, in advertising expense, $50,000, or 2.6%, in employee and director compensation and benefits, $17,000, 5.5%, in data processing, and $7,000, or 3.2%, in franchise tax.

The increase in employee and director compensation and benefits included increases of $152,000 in wages, bonus and related benefit expenses, $17,000 in employee training and education, $5,000 decrease in deferred loan origination costs and $4,000 in miscellaneous expenses, which were partially offset by a $69,000 decrease from the maturity of the employee stock ownership plan and switching to a 401K plan, $38,000 from the elimination of health insurance benefits for retiring employees and $21,000 in stock option plan expense. The increase in wages and related expenses was due to increases in the size of staff, salaries, and incentive compensation. The increase in other operating expenses was primarily attributable to costs related to the Corporation's growth year to year, as well as discretionary increases in advertising, outsourced compliance costs, and internet banking.

Federal Income Taxes. The provision for federal income taxes totaled $843,000 for the fiscal year ended June 30, 2007, an increase of $133,000, or 18.7%, compared to fiscal 2006. The increase resulted primarily from a $404,000, or 19.6%, increase in earnings before taxes. FFD's effective tax rates were 34.2% and 34.4% for the fiscal years ended June 30, 2007 and 2006, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

General. FFD's net earnings totaled $1.4 million for the fiscal year ended June 30, 2006, an increase of $266,000 or 24.5% compared to fiscal 2005. The increase in net earnings resulted primarily from a $1.3 million increase in net interest income, which was partially offset by increases of $390,000 in other expense, $149,000 in the provision for losses on loans and $151,000 in the provision for federal income taxes and a $318,000 decrease in other income.

Net Interest Income. Total interest income increased by $2.4 million, or 34.0%, to a total of $9.5 million for the year ended June 30, 2006, compared to $7.1 million for the fiscal year ended June 30, 2005. Interest income on loans increased by $2.3 million, or 33.9%, due primarily to a 102 basis point increase in the average yield, to 6.53% in fiscal 2006, and a $15.7 million, or 12.9%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $1,000, or 2.8%, due primarily to a $188,000, or 22.2%, decrease in the average balance outstanding, which was partially offset by a 106 basis point increase in the average yield earned on such securities, to 5.31% in fiscal 2006. Interest income on investment securities decreased by $19,000 due primarily to a $631,000 decrease in the average balance outstanding, which was partially offset by a 22 basis point increase in the average yield earned on such securities, to 4.39%. Interest income on interest-bearing deposits increased by $156,000, or 84.8% due primarily to a 250 basis point increase in the average yield, which was partially

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2005 (continued)

offset by a $565,000, or 7.7%, decrease in the average balance outstanding year to year. Increases in the average yields on interest-earning assets were due primarily to the overall increase interest rates in the economy.

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

Provision for Losses on Loans. The provision for losses on loans totaled $160,000 for the year ended June 30, 2006, an increase of $149,000 compared to fiscal 2005. First Federal's fiscal 2006 provision was predicated primarily on growth in the loan portfolio year over year. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $599,000 for the fiscal year ended June 30, 2006, a decrease of $318,000 or 34.7% from fiscal 2005. This decrease resulted primarily from the absence of a $329,000 pre-tax gain recorded in 2005 from the redemption of stock of Intrieve, Incorporated in conjunction with the acquisition of Intrieve by Harland Financial Solutions, Inc., which was partially offset by a $35,000 additional pre-tax gain in fiscal 2006 from hold back payments from the same transaction and a decrease in gain on sale of loans of $37,000, or 16.4%, which were partially offset by a $7,000, or 4.2%, increase in other operating income.

Noninterest Expense. Other expense totaled $4.2 million for the fiscal year ended June 30, 2006, an increase of $390,000, or 10.2%, compared to fiscal 2005. The increase resulted from increases of $143,000, or 8.2%, in employee and director compensation and benefits, $83,000, or 16.4%, in other operating expense, $26,000, or 6.8%, in occupancy and equipment, $22,000, or 7.6%, in data processing and $7,000, or 3.4%, in franchise tax.

The increase in employee compensation and benefits included increases of $173,000 in wages, bonus and related benefit expenses and $3,000 in employee stock ownership and stock ownership plan expense, which were partially offset by a $31,000 increase in deferred loan origination costs and a decrease of $2,000 in the cost of the recognition and retention plan. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option expense was the result of higher average stock trading prices and the adoption of SFAS No. 123(R) in the fourth quarter of fiscal 2006. The increase in deferred loan origination costs was related to the increase in the number of loans originated. The decrease in the cost of recognition and retention plan occurred because benefits have fully vested. The increase in other operating expenses was primarily attributable to costs related to the Corporation's growth year to year, as well as discretionary increases in advertising, increased legal costs associated with the termination of the going private transaction, and increased ATM transactions.

Federal Income Taxes. The provision for federal income taxes totaled $710,000 for the fiscal year ended June 30, 2006, an increase of $151,000, or 27.0%, compared to fiscal 2005. The increase resulted primarily from a $417,000, or 25.3%, increase in earnings before taxes. FFD's effective tax rates were 34.4% and 34.0% for the fiscal years ended June 30, 2006 and 2005, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

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

                                                                    Year ended June 30,
                               2007                            2006                              2005
                              Average     Interest               Average     Interest               Average     Interest
                            outstanding   earned/    Yield/    outstanding   earned/    Yield/    outstanding   earned/    Yield/
                              balance       paid      rate       balance       paid      rate       balance       paid      rate
                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable           $147,519     $10,830      7.34%    $136,953      $8,949      6.53%    $121,282      $6,683      5.51%
  Mortgage-backed
   securities                     425          27      6.35          659          35      5.31          847          36      4.25
  Investment securities         3,425         155      4.53        3,441         151      4.39        4,072         170      4.17
  Interest-bearing
   deposits and other           7,342         390      5.31        6,804         340      5.00        7,369         184      2.50
                             --------     -------    ------     --------      ------    ------     --------      ------    ------
  Total interest-earning
   assets                     158,711      11,402      7.18      147,857       9,475      6.41      133,570       7,073      5.30

  Non-interest-earning
   assets                       7,624                              7,857                              6,287
                             --------                           --------                           --------
      Total assets           $166,335                           $155,714                           $139,857
                             ========                           ========                           ========

Interest-bearing
 liabilities:
  Deposits                   $131,467       4,210      3.20     $118,644       2,844      2.40     $108,820       1,917      1.76
  Borrowings                   14,295         759      5.31       17,683         805      4.55       13,882         604      4.35
                             --------     -------    ------     --------      ------    ------     --------      ------    ------
      Total interest-
       bearing
       liabilities            145,762       4,969      3.41      136,327       3,649      2.68      122,702       2,521      2.05

Non-interest-bearing
 liabilities                    3,084                              1,512                                170
                             --------                           --------                           --------
      Total liabilities       148,846                            137,839                            122,872

Shareholders' equity           17,489                             17,875                             16,985
                             --------                           --------                           --------

      Total liabilities
       and shareholders'
       equity                $166,335                           $155,714                           $139,857
                             ========                           ========                           ========
Net interest income                       $ 6,433                             $5,826                             $4,552
                                          =======                             ======                             ======
Interest rate spread                                   3.77%                              3.73%                              3.25%
                                                     ======                             ======                             ======
Net interest margin
 (net interest income
 as a percent of average
 interest-earning assets)                              4.05%                              3.94%                              3.41%
                                                     ======                             ======                             ======

Average interest-earning
 assets to average
 interest-bearing
 liabilities                                         108.88%                            108.46%                            108.86%
                                                     ======                             ======                             ======

                                                                -12-

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA (continued)

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

                                                              Year ended June 30,
                                                 2007 vs. 2006                    2006 vs. 2005
                                              Increase                         Increase
                                             (decrease)                       (decrease)
                                               due to                           due to
                                          Volume      Rate      Total      Volume      Rate       Total
                                                                 (In thousands)
Interest income attributable to:
  Loans receivable                        $ 723      $1,158     $1,881      $929      $1,337     $2,266
  Mortgage-backed securities                (14)          6         (8)       (9)          8         (1)
  Investment securities                      (1)          5          4       (27)          8        (19)
  Interest-bearing deposits and other        28          22         50       (15)        171        156
                                          -----      ------     ------      ----      ------     ------

      Total interest income                 736       1,191      1,927       878       1,524      2,402
                                          -----      ------     ------      ----      ------     ------

Interest expense attributable to:
  Deposits                                  333       1,033      1,366       185         742        927
  Borrowings                               (168)        122        (46)      173          28        201
                                          -----      ------     ------      ----      ------     ------
      Total interest expense                165       1,155      1,320       358         770      1,128
                                          -----      ------     ------      ----      ------     ------
      Increase in net interest income     $ 571      $   36     $  607      $520      $  754     $1,274
                                          =====      ======     ======      ====      ======     ======

ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the prevailing rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

ASSET AND LIABILITY MANAGEMENT (continued)

Presented below, as of June 30, 2007 and 2006, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200 and +300 and -100, -200 and - 300 basis points in market interest rates.

                                      June 30, 2007
                 Net Interest Income                             Net Portfolio Value
  Projected                     Change       Percent                    Change      Percent
interest rate     Estimated      from        change       Estimated      from       change
  scenario           NII         base       from base       value        base      from base
    +300           $7,022       $   405        6.12%       $19,805      $(710)      (3.46)%
    +200            6,992           375        5.66         20,226       (290)      (1.41)
    +100            6,854           237        3.58         20,487        (29)      (0.14)
    Base            6,617             -           -         20,515         -             -
    -100            6,425          (192)      (2.91)        20,794        279         1.36
    -200            6,100          (517)      (7.81)        20,595         80         0.39
    -300            5,601        (1,016)     (15.36)        20,082       (434)      (2.11)

                                      June 30, 2006
                 Net Interest Income                             Net Portfolio Value
  Projected                     Change       Percent                    Change      Percent
interest rate     Estimated      from        change       Estimated      from       change
  scenario           NII         base       from base       value        base      from base
    +300           $7,086       $   663       10.32%       $21,531      $ (22)      (0.10)%
    +200            6,956           532        8.28         21,767        214         0.99
    +100            6,740           316        4.92         21,890        337         1.56
    Base            6,424             -           -         21,553          -            -
    -100            6,143          (281)      (4.37)        21,778        225         1.04
    -200            5,799          (624)      (9.71)        21,418       (135)      (0.63)
    -300            5,326        (1,098)     (17.09)        20,710       (843)      (3.91)

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

LIQUIDITY AND CAPITAL RESOURCES

First Federal's principal sources of funds are deposits, proceeds from loan sales, principal repayments on loan and mortgage-backed securities, maturities of investment securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES (continued)

interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of
(i) the need for funds, (ii) expected deposit flows, (iii) the yields available on shortterm liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2007, First Federal had commitments to originate loans, including unused lines of credit, totaling $32.6 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2007, 2006 and 2005:

                                                          Year ended June 30,
                                                     2007         2006         2005
                                                             (In thousands)
Net earnings                                       $  1,623     $  1,352     $  1,086
Adjustments to reconcile net earnings to
 net cash from operating activities                     253          731          709
                                                   --------     --------     --------
Net cash from operating activities                    1,876        2,083        1,795
Net cash used in investing activities               (10,929)     (12,590)     (15,465)
Net cash from (used in) financing activities         10,394       10,414       10,635
                                                   --------     --------     --------
Net change in cash and cash equivalents               1,341          (93)      (3,035)

Cash and cash equivalents at beginning of year        7,692        7,785       10,820
                                                   --------     --------     --------
Cash and cash equivalents at end of year           $  9,033     $  7,692     $  7,785
                                                   ========     ========     ========

The following table sets forth information regarding the Bank's obligations and commitments including undisbursed loans in process, to make future payments under contract as of June 30, 2007:

                                                                       Payments due by period
                                                  Less                                          More
                                                  than         1-2        2-3        3-4        than
                                                 1 year       years      years      years      4 years      Total
                                                                           (In thousands)
Contractual obligations:
  Advances from the Federal Home Loan Bank       $     -     $   198     $1,064     $2,500     $ 9,293     $ 13,055
  Certificates of deposit                         53,098      20,027      2,481        913         794       77,313

Amount of commitments expiring per period
 Commitments to originate loans:
  Overdraft lines of credit                          900           -          -          -           -          900
  Home equity lines of credit                     14,834           -          -          -           -       14,834
  Commercial lines of credit                      13,623           -          -          -           -       13,623
  One- to four-family and multi-family loans         575           -          -          -           -          575
  Non-residential real estate and land loans       2,575           -          -          -           -        2,575
  Non-mortgage loans                                 120           -          -          -           -          120
  Standby letters of credit                          744           -          -          -           -          744
                                                 -------     -------     ------     ------     -------     --------
Total contractual obligations                    $86,469     $20,225     $3,545     $3,413     $10,087     $123,739
                                                 =======     =======     ======     ======     =======     ========

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES (continued)

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

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of riskweighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $930,000 at June 30, 2007.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2007. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2007:

                                                                                Excess over current
                                Regulatory capital      Current requirement         requirement
                                Amount      Percent     Amount      Percent     Amount      Percent
                                                          (In thousands)
Tangible capital
 (to adjusted total assets)     $17,341      10.0%      $ 2,593      1.5%       $14,748      8.5%
Core capital
 (to average assets)            $17,341      10.0%      $ 6,916      4.0%       $10,425      6.0%
Core Capital to
 risk weighted assets           $17,341      12.5%          n/a       n/a       $ 8,316      6.0%
Total risk-based capital
 to risk weighted assets        $18,271      13.2%      $11,087      8.0%       $ 7,184      5.2%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------------------------------

     [LOGO]

     Crowe Chizek and Company LLC
     Member Horwath International



Board of Directors and Shareholders
FFD Financial Corporation
Dover, Ohio

We have audited the accompanying consolidated statement of financial condition of FFD Financial Corporation as of June 30, 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of FFD Financial Corporation as of June 30, 2006 and for the years ended June 30, 2006 and 2005 were audited by other auditors whose report dated September 5, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A, the Company adopted Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" and accordingly adjusted assets and liabilities at the beginning of fiscal 2007 with an offsetting adjustment to the opening balance of retained earnings.


                                        /s/ Crowe Chizek and Company LLC

                                        Crowe Chizek and Company LLC

Cleveland, Ohio
September 11, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006
(In thousands, except share data)
------------------------------------------------------------------------------------------------

ASSETS                                                                       2007         2006
                                                                           --------     --------
Cash and due from financial institutions                                   $  1,871     $  1,404
Interest-bearing deposits in other financial institutions                     7,162        6,288
                                                                           --------     --------
      Cash and cash equivalents                                               9,033        7,692
Investment securities available for sale                                      3,448        3,353
Mortgage-backed securities available for sale                                   267          431
Mortgage-backed securities held to maturity,
 fair value 2007 - $98, 2006 - $131                                              97          130
Loans; net of allowance of $930 and $752                                    153,282      142,963
Loans held for sale                                                             624          914
Premises and equipment, net                                                   2,280        1,970
Federal Home Loan Bank stock, at cost                                         2,327        2,260
Loan servicing rights                                                           661          679
Accrued interest receivable                                                     683          571
Prepaid expenses and other assets                                               292          270
                                                                           --------     --------
      Total assets                                                         $172,994     $161,233
                                                                           ========     ========

                 LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits
  Non interest bearing                                                     $  9,984     $ 10,114
  Interest bearing                                                          129,938      111,805
                                                                           --------     --------
      Total deposits                                                        139,922      121,919
Federal Home Loan Bank advances                                              13,055       18,428
Accrued interest payable                                                        225          173
Accrued and deferred federal income taxes                                       409          799
Other liabilities                                                             1,248        1,551
                                                                           --------     --------
      Total liabilities                                                     154,859      142,870

Commitments (Note K)                                                              -            -

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
   value; no shares issued                                                        -            -
  Common stock - authorized 5,000,000 shares without par or
   stated value; 1,454,750 shares issued                                          -            -
Additional paid-in capital                                                    8,256        8,108
Retained earnings                                                            14,856       13,745
Accumulated other comprehensive loss, net                                       (33)         (95)
Unearned employee stock ownership plan shares                                     -         (107)
Treasury stock, at cost (2007 - 359,148 shares, 2006 - 276,414 shares)       (4,944)      (3,288)
                                                                           --------     --------
      Total shareholders' equity                                             18,135       18,363
                                                                           --------     --------

      Total liabilities and shareholders' equity                           $172,994     $161,233
                                                                           ========     ========

                The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2007, 2006 and 2005
(In thousands, except per share data)
--------------------------------------------------------------------------------------------

                                                                2007        2006       2005
                                                               -------     ------     ------
Interest and dividend income
  Loans, including fees                                        $10,830     $8,949     $6,683
  Mortgage-backed securities                                        27         35         36
  Investment securities                                            155        151        170
  Interest-bearing deposits and other                              390        340        184
                                                               -------     ------     ------
                                                                11,402      9,475      7,073
Interest expense
  Deposits                                                       4,210      2,844      1,917
  Borrowings                                                       759        805        604
                                                               -------     ------     ------
                                                                 4,969      3,649      2,521
                                                               -------     ------     ------
      Net interest income                                        6,433      5,826      4,552

Provision for loan losses                                          275        160         11
                                                               -------     ------     ------

      Net interest income after provision for loan losses        6,158      5,666      4,541

Noninterest income
  Net gain on sales of loans                                       172        189        226
  Gain on redemption of investment securitie                         -         35        329
  Service charges on deposit accounts                              289        203        197
  Other                                                            189        172        165
                                                               -------     ------     ------
                                                                   650        599        917
Noninterest expense
  Employee and director compensation and benefits                1,948      1,898      1,755
  Occupancy and equipment                                          409        410        384
  Franchise taxes                                                  223        216        209
  Data processing                                                  327        310        288
  Professional and consulting fees                                 219        218        216
  Postage and stationary supplies                                  186        186        146
  Advertising                                                      217        166        122
  Checking account maintenance expense                             203        209        186
  Other                                                            610        590        507
                                                               -------     ------     ------
                                                                 4,342      4,203      3,813
                                                               -------     ------     ------

      Income before income taxes                                 2,466      2,062      1,645

Income tax expense                                                 843        710        559
                                                               -------     ------     ------
Net income                                                     $ 1,623     $1,352     $1,086
                                                               =======     ======     ======

Earnings per share:
  Basic                                                        $  1.45     $ 1.15     $  .94
  Diluted                                                      $  1.44     $ 1.13     $  .92

              The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended June 30, 2007, 2006 and 2005
(In thousands)
-----------------------------------------------------------------------------------------------------

                                                                          2007       2006       2005
                                                                         ------     ------     ------
Net income                                                               $1,623     $1,352     $1,086

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities available for sale during the period, net of taxes (benefits) of $32, $(44) and $29
   in 2007, 2006 and 2005, respectively                                      62        (86)        57
                                                                         ------     ------     ------

Comprehensive income                                                     $1,685     $1,266     $1,143
                                                                         ======     ======     ======

                   The accompanying notes are an integral part of these statements.

                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                              Years ended June 30, 2007, 2006 and 2005
                                               (In thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Shares
                                                                                        Accumulated    acquired
                                                                                           other          by
                                                                 Additional            comprehensive    stock
                                                         Common   paid-in    Retained  income (loss),  benefit   Treasury
                                                         stock    capital    earnings       net         plans     stock     Total
                                                         ------  ----------  --------  --------------  --------  --------   -----
Balance at July 1, 2004                                  $    -    $7,910    $12,385       $(66)        $(444)   $(3,047)  $16,738

Net income                                                    -         -      1,086          -             -          -     1,086
Purchase of 27,321 shares of treasury stock                   -         -          -          -             -       (411)     (411)
Amortization expense of stock benefit plans                   -        72          -          -           110          -       182
Change in unrealized gains on securities available
 for sale, net of related tax effects                         -         -          -         57             -          -        57
Exercise of 29,305 stock options, including tax benefit       -         5          -          -             -        298       303
Dividends of $.435 per share                                  -         -       (517)         -             -          -      (517)
                                                         ------    ------    -------       ----         -----    -------   -------
Balance at June 30, 2005                                      -     7,987     12,954         (9)         (334)    (3,160)   17,438

Net income                                                    -         -      1,352          -             -          -     1,352
Purchase of 3,721 shares of treasury stock                    -         -          -          -             -        (64)      (64)
Amortization expense of stock benefit plans                   -       111          -          -           109          -       220
Change in unrealized losses on securities available
 for sale, net of related tax benefits                        -         -          -        (86)            -          -       (86)
Reclassification of unawarded stock based
 compensation in accordance with SFAS No. 123R
 adoption- 13,917 shares (See Note A)                         -         -          -          -           118       (118)        -
Exercise of 5,997 stock options, including tax benefit        -        10          -          -             -         54        64
Dividends of $.47 per share                                   -         -       (561)         -             -          -      (561)
                                                         ------    ------    -------       ----         -----    -------   -------
Balance at June 30, 2006                                      -     8,108     13,745        (95)         (107)    (3,288)   18,363

Adjustment to apply SAB 108 (See Note A)                      -         -        100          -             -          -       100
                                                         ------    ------    -------       ----         -----    -------   -------
Balance at July 1, 2006                                       -     8,108     13,845        (95)         (107)    (3,288)   18,463
Net income                                                    -         -      1,623          -             -          -     1,623
Purchase of 107,575 shares of treasury stock                  -         -          -          -             -     (1,882)   (1,882)
Amortization expense of stock benefit plans                   -       116          -          -           107          -       223
Change in unrealized losses on securities available
 for sale, net of related tax benefits                        -         -          -         62             -          -        62
Exercise of 24,841 stock options, including tax benefit       -        32          -          -             -        226       258
Dividends of $.54 per share                                   -         -       (612)         -             -          -      (612)
                                                         ------    ------    -------       ----         -----    -------   -------
Balance at June 30, 2007                                 $    -    $8,256    $14,856       $(33)        $   -    $(4,944)  $18,135
                                                         ======    ======    =======       ====         =====    =======   =======

                                 The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2007, 2006 and 2005
(In thousands)
-------------------------------------------------------------------------------------------

                                                           2007         2006         2005
                                                         --------     --------     --------
Cash flows from operating activities:
  Net income                                             $  1,623     $  1,352     $  1,086
  Adjustments to reconcile net earnings to net
   cash from operating activities:
  Net amortization of investment securities                     1            1            -
  Amortization of deferred loan origination costs              52           51           48
  Depreciation and amortization                               296          286          283
  Gain on redemption of investment securities                   -          (35)        (329)
  Provision for loan losses                                   275          160           11
  Net gain on sales of loans                                 (172)         (69)         (65)
  Origination of loans held for sale                      (10,090)     (11,542)     (10,530)
  Proceeds from sales of loans held for sale               10,442       11,022       10,487
  Amortization expense of stock benefit plans                 223          220          182
  Federal Home Loan Bank stock dividends                      (67)        (120)         (93)
  Increase (decrease) in cash due to changes in:
    Accrued interest receivable                              (112)        (121)         (69)
    Prepaid expenses and other assets                         (22)        (158)         (87)
    Other liabilities                                        (688)         952          823
    Accrued interest payable                                   52           18           58
    Deferred federal income taxes                              63           66          (10)
                                                         --------     --------     --------
      Net cash from operating activities                    1,876        2,083        1,795

Cash flows from investing activities:
  Proceeds from maturity of investment securities               -            -        1,000
  Proceeds from redemption of investment securities             -           35          344
  Principal repayments on mortgage-backed securities          195          158          308
  Loan originations and payments, net                     (11,972)     (16,154)     (19,860)
  Proceeds from participation loan sales
   to other financial institutions                          1,326        3,469        2,921
  Additions to premises and equipment                        (478)         (98)        (178)
                                                         --------     --------     --------
      Net cash from investing activities                  (10,929)     (12,590)     (15,465)
                                                         --------     --------     --------

                                         Continued

                                            -22-

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years ended June 30, 2007, 2006 and 2005
(In thousands)
--------------------------------------------------------------------------------------------

                                                           2007         2006         2005
                                                         --------     --------     --------
Cash flows from financing activities:
  Net change in deposits                                   18,003       10,424        6,049
  Net change in short-term Federal Home Loan
  Bank advances                                            (6,000)       4,000        2,000
  Proceeds from Federal Home Loan Bank advances            10,100        9,000        4,495
  Repayments of Federal Home Loan Bank advances            (9,473)     (12,452)      (1,284)
  Tax benefit of stock options exercised                       25            3           36
  Proceeds from exercise of stock options                     233           64          267
  Purchase of treasury stock                               (1,882)         (64)        (411)
  Cash dividends paid                                        (612)        (561)        (517)
                                                         --------     --------     --------
      Net cash from financing activities                   10,394       10,414       10,635
                                                         --------     --------     --------

Net change in cash and cash equivalents                     1,341          (93)      (3,035)

Beginning cash and cash equivalents                         7,692        7,785       10,820
                                                         --------     --------     --------
Ending cash and cash equivalents                         $  9,033     $  7,692     $  7,785
                                                         ========     ========     ========
Supplemental cash flow information:
  Cash paid during the year for:
  Federal income taxes                                   $  1,183     $     85     $    376

  Interest paid                                          $  4,917     $  3,631     $  2,463

Supplemental noncash disclosures:
  Adjustment to Apply SAB 108 (See Note A)               $    100     $      -     $      -
  Reclassification of unawarded stock benefit shares
   to treasury stock upon adoption of SFAS 123R          $      -     $    118     $      -

              The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:
-----------------------------------------------------

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

Use of Estimates:
-----------------

The consolidated financial information presented herein has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates. The allowance for loan losses, loan servicing rights and fair value of financial instruments are particularly subject to change.

Cash Flows:
-----------

Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and borrowings with original maturities less than 90 days.

Reclassifications:
------------------

Some items in the prior year financial statements were reclassified to conform to the current presentation.

Securities:
-----------

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income or loss, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dover Service Corporation was incorporated for the primary purpose of holding shares which was a required equity investment in the Bank's data processing provider, Intrieve Incorporated ("Intrieve"). In fiscal 2005, Intrieve was acquired by Harland Financial Solutions Inc. As a result, Dover Service Corporation received cash consideration of approximately $344,000 for its shares of Intrieve, resulting in a pretax gain on redemption totaling $329,000. In fiscal 2006, Dover Service Corporation received an additional $35,000 of contingent consideration related to that transaction.

Loans Held for Sale:
--------------------

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans:
------

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of loans in process, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:
--------------------------

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged- off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Servicing Rights:
-----------------

Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the capitalized amount. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Foreclosed Assets:
------------------

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. The company had no other real estate owned at June 30, 2007 or 2006.

Premises and Equipment:
-----------------------

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight line method with useful lives ranging from 20 to 30 years. Furniture, fixtures and equipment are depreciated using the straight line (or accelerated) method with useful lives ranging from 5 to 10 years.

Federal Home Loan Bank ("FHLB") stock:
--------------------------------------

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loan Commitments and Related Financial Instruments:
---------------------------------------------------

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes:
-------------

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation:
-------------------------

During the fourth quarter of fiscal 2006, the Corporation early adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Shared-based Payment, using the modified prospective method. At the time of adoption, the Corporation accelerated the vesting period of all unvested options. For 2006, adopting this standard resulted in a reduction of income before income taxes of $30,000, a reduction in net income of $27,000, a decrease in basic and diluted earnings per share of $.02.

Accordingly, the Corporation has recorded stock-based employee compensation cost using the fair value method beginning in the fourth quarter of fiscal 2006. Prior to the fourth quarter of fiscal 2006, employee compensation expense under stock options was reported using the intrinsic value method.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-based Compensation, for the year ending June 30, 2005.

                                                            2005
                                                            ----
                                                    (in thousands except
                                                      for share data)

Net income as reported                                     $1,086
Deduct: Stock-based compensation expense
 determined under fair value based method                      24
                                                           ------
Pro forma net income                                       $1,062
                                                           ======

Basic earnings per share as reported                       $  .94
Pro forma basic earnings per share                         $  .92

Diluted earnings per share as reported                     $  .92
Pro forma diluted earnings per share                       $  .90

Additionally upon adoption of FAS 123(R), amounts included as a reduction to shareholders' equity for unawarded and unearned recognition and retention plan shares are no longer shown separately. Amounts previously shown for unearned recognition and retention plan shares for unawarded shares in shares acquired by stock benefit plans have been reclassified to treasury stock.

Employee Stock Ownership Plan:
------------------------------

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Comprehensive Income:
---------------------

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, net of tax which are also recognized as separate components of equity.

Loss Contingencies:
-------------------

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are currently any such matters that will have a material effect on the financial statements.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restrictions on Cash:
---------------------

Cash on hand or on deposit with the Federal Home Loan Bank was required to meet compensating balance requirements. The required reserve balance at June 30, 2007 and 2006 was approximately $465,000 and $430,000, respectively.

Dividend Restriction:
---------------------

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders.

Advertising:
------------

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2007, 2006 and 2005 was $217,000, $166,000 and $122,000, respectively.

Earnings Per Common Share:
--------------------------

Basic earnings per common share is computed based upon weighted-average common shares outstanding less shares in the ESOP and recognition and retention plan which are unallocated and not committed to be released. Weightedaverage shares outstanding gives effect to a reduction of 0, 13,183 and 26,339 unallocated shares held by the ESOP for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

                                          2007          2006          2005
                                          ----          ----          ----

Weighted-average common shares
 outstanding (basic)                    1,120,466     1,172,109     1,153,561
Dilutive effect of assumed exercise
 of stock options                           9,463        24,859        20,464
                                        ---------     ---------     ---------
Weighted-average common shares
 outstanding (diluted)                  1,129,929     1,196,968     1,174,025
                                        =========     =========     =========

Fair Values of Financial Instruments:
-------------------------------------

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Adoption of New Accounting Standards:
-------------------------------------

In September 2006, the Securities and Exchange Commission "SEC" released Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which is effective for fiscal years ending on or after November 15, 2006. SAB No. 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement, SAB No. 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior years errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used,

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

but now considered material under the dual approach required by SAB No. 108, are to be recorded upon initial adoption of SAB No. 108. The amount so recorded is shown as a cumulative effect adjustment in opening retained earnings as of July 1, 2006. Included in this cumulative effect adjustment is the following item and amount.

The Corporation overaccrued federal income tax expense over several prior years. The annual overaccrual that occurred in prior periods was insignificant to any given prior periods' earnings. The accumulation of these annual overaccruals totaled $100,000 as of July 1, 2006 and resided on the consolidated balance sheet in federal income taxes payable.

In July 2006, the Financial Accounting Standards Board ("FASB") released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (FIN 48)." This Interpretation revises the recognition tests for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities. The amount of such a tax benefit to record is the largest amount that is more likely than not to be allowed. Any reduction in deferred tax assets or increase in tax liabilities upon adoption will correspondingly reduce retained earnings. The adoption of FIN 48 is effective July 1, 2007. The Corporation has evaluated this new standard and determined it will not have a material effect on the financial statements in future years.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)". SFAS No. 158 requires employers to fully recognize the obligations associated with singleemployer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. SFAS No. 158 requires an employer to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status,
(b) measure a plan's assets and its obligations that determine its funded status at the end of the employer's fiscal year and (c) recognize changes in the funded status of a defined postretirement plan in the year in which the changes occur. Those changes will be reported in the comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for publicly traded companies. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of SFAS No. 158 did not have a material effect on the Corporation's statement of financial position at June 30, 2007 nor on the Corporation's comprehensive income for the twelve months ended June 30, 2007.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not expect that the adoption of this standard will have a material impact on the Corporation's financial statements. Management has not completed its evaluation of the impact of adoption of this standard.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Assets and Financial Liabilities. This statement allows entities the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities. Subsequent changes in fair value of the financial assets and liabilities would be recognized in earnings when they occur. The objective of this new standard is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This pronouncement also establishes certain additional disclosure requirements. It is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and early adoption is permitted. If the Corporation adopts this pronouncement early, it would be effective July 1, 2007, otherwise it would become effective July 1, 2008. At the present time, the Corporation has not determined if it will elect early adoption, to what assets and liabilities it would apply the provisions of the statement and what impact it would have on the Corporation's consolidated financial statements.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulativeeffect adjustment to retained earnings. Management does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The estimated fair value, gross unrealized gains and gross unrealized losses of investment securities recognized in accumulated other comprehensive income or loss, net of tax at June 30, 2007 and 2006, were as follows:

                                                          Gross         Gross
                                               Fair     unrealized    unrealized
2007                                          value       gains         losses
----                                          -----     ----------    ----------
                                                        (In thousands)
Available for sale:
  U.S. Government agency obligations          $3,448       $  -         $ (51)
                                              ------       ----         -----

Mortgage Backed Securities:
  Federal National Mortgage
   Association participation certificates        197          -             -
  Government National Mortgage
   Association participation certificates         70          1             -
                                              ------       ----         -----
      Total mortgage-backed securities
       available for sale                        267          1             -
                                              ------       ----         -----
        Total                                 $3,715       $  1         $ (51)
                                              ======       ====         =====

                                                          Gross         Gross
                                               Fair     unrealized    unrealized
2006                                          value       gains         losses
----                                          -----     ----------    ----------
                                                      (In thousands)
Available for sale:
  U.S. Government agency obligations          $3,353       $  -         $(147)
                                              ------       ----         -----

Mortgage Backed Securities:
  Federal National Mortgage
   Association participation certificates        343          2             -
  Government National Mortgage
   Association participation certificates         88          -             -
                                              ------       ----         -----
      Total mortgage-backed securities
       available for sale                        431          2             -
                                              ------       ----         -----
        Total                                 $3,784       $  2         $(147)
                                              ======       ====         =====

$2,456 of the U. S. Government agency obligations designated as available for sale at June 30, 2007, are scheduled to mature in fiscal 2014. The remaining $992 is scheduled to mature in fiscal 2019.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of held to maturity securities at June 30, 2007 and 2006, are shown below:

                                                             Gross           Gross
                                              Carrying    unrecognized    unrecognized    Fair
2007                                           amount        gains           losses       value
----                                          --------    ------------    ------------    -----
                                                               (In thousands)
Held to maturity:
  Federal Home Loan Mortgage
   Corporation participation certificates       $ 84          $  1            $  -        $ 85
  Government National Mortgage
   Association participation certificates         13             -               -          13
                                                ----          ----            ----        ----
      Total mortgage-backed securities
       held to maturity                         $ 97          $  1            $  -        $ 98
                                                ====          ====            ====        ====

                                                             Gross           Gross
                                              Carrying    unrecognized    unrecognized    Fair
2006                                           amount        gains           losses       value
----                                          --------    ------------    ------------    -----
                                                               (In thousands)
Held to maturity:
  Federal Home Loan Mortgage
   Corporation participation certificates       $113          $  1            $  -        $114
  Government National Mortgage
   Association participation certificates         17             -               -          17
                                                ----          ----            ----        ----
      Total mortgage-backed securities
       held to maturity                         $130          $  1            $  -        $131
                                                ====          ====            ====        ====

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

Securities with unrealized losses at year end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2007                   Less than 12 months      12 months or more              Total
----                   -------------------     --------------------     --------------------
Description of         Fair     Unrealized     Fair      Unrealized     Fair      Unrealized
  securities           value      losses       value       losses       value       losses
                       -----    ----------     -----     ----------     -----     ----------
                                                  (In thousands)
U.S. Government
 agency obligations    $   -      $   -        $3,448      $ (51)       $3,448      $ (51)
                       =====      =====        ======      =====        ======      =====

2006                   Less than 12 months      12 months or more              Total
----                   -------------------     --------------------     --------------------
Description of         Fair     Unrealized     Fair      Unrealized     Fair      Unrealized
  securities           value      losses       value       losses       value       losses
                       -----    ----------     -----     ----------     -----     ----------
                                                  (In thousands)
U.S. Government
 agency obligations    $   -      $   -        $3,353      $(147)       $3,353      $(147)
                       =====      =====        ======      =====        ======      =====

Management has the intent to hold these securities for the foreseeable future and the decreases in the fair value are primarily due to changes in market interest rates. The fair values are expected to recover as securities approach the maturity date.

Mortgage-backed securities and investment securities with a carrying value of $3.4 million and $2.9 million were pledged to secure public deposits at June 30, 2007 and 2006 respectively.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE C - LOANS

The composition of the loan portfolio at June 30, 2007 and 2006 was as follows:

                                                       2007         2006
                                                       ----         ----
                                                        (In thousands)

Residential real estate
  One- to four-family                                $ 66,018     $ 64,102
  Multi-family                                          8,325       10,120
Nonresidential real estate and land                    58,139       48,337
Commercial loans - secured                             16,601       16,408
Commercial loans - unsecured                              124          273
Consumer and other loans                                6,857        5,969
                                                     --------     --------
                                                      156,064      145,209
                                                     --------     --------

Net deferred loan origination costs                       157          153
Undisbursed portion of loans in process                (2,009)      (1,647)
Allowance for loan losses                                (930)        (752)
                                                     --------     --------

Loans, net                                           $153,282     $142,963
                                                     ========     ========

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests.

Loans to principal officers, director and their affiliates during fiscal 2007 was as follows:

                                                    (In thousands)

Beginning balance                                       $2,173
New loans                                                  347
Repayments                                              $ (242)
                                                        ------
Ending balance                                          $2,278
                                                        ======


The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2007, 2006 and 2005:

                                                    2007      2006      2005
                                                    ----      ----      ----
                                                         (In thousands)

Beginning balance                                   $ 752     $ 766     $779
Provision for losses on loans                         275       160       11
Loan charge-offs                                     (100)     (184)     (24)
Recoveries                                              3        10        -
                                                    -----     -----     ----
Ending balance                                      $ 930     $ 752     $766
                                                    =====     =====     ====

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE C - LOANS (continued)

The Bank's impaired loan information is as follows at June 30:

                                                         2007     2006     2005
                                                         ----     ----     ----
                                                             (In thousands)

Impaired loans with related allowance                    $  -     $692     $440
Impaired loans with no related allowance                  729      196      533
                                                         ----     ----     ----
      Total impaired loans                                729     $888     $973
                                                         ====     ====     ====

Amount of the allowance for loan losses allocated        $  -     $104     $201


                                                         2007     2006     2005
                                                         ----     ----     ----
                                                             (In thousands)

Average of individually impaired loans during year       $678     $915     $914
Interest income recognized during impairment               43       60       50
Cash-basis interest income recognized                      43       46       50

Nonperforming loans were as follows:


                                                         2007     2006
                                                         ----     ----
                                                         (In thousands)

Loans past due over 90 days still on accrual             $  -     $  -
Nonaccrual loans                                          806      493

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE D - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at June 30, 2007 and 2006 were $76.6 million and $77.2 million, respectively:

Activity for capitalized mortgage servicing rights and the related valuation allowance follows at June 30:

                                                      2007      2006      2005
                                                      ----      ----      ----
                                                           (In thousands)

Servicing rights:
  Beginning of year                                   $ 679     $ 688     $ 633
  Additions                                             110       118       115
  Amortized to expense                                 (118)     (127)     (108)
  (Provision)/recovery for loss in fair value           (10)        -        48
                                                      -----     -----     -----
  End of year                                         $ 661     $ 679     $ 688
                                                      =====     =====     =====

                                                      2007      2006      2005
                                                      ----      ----      ----
                                                           (In thousands)

Valuation allowance:

  Beginning of year                                   $   -     $   -     $  48
  Additions expensed                                     10         -         -
  Reductions credited to expense                          -         -       (48)
  Direct write-downs                                      -         -         -
                                                      -----     -----     -----
  End of year                                         $  10     $   -     $   -
                                                      =====     =====     =====

NOTE E - PREMISES AND EQUIPMENT, NET

Premises and equipment, net at June 30, 2007 and 2006 was comprised of the following:

                                                       2007       2006
                                                       ----       ----
                                                       (In thousands)

Land                                                  $  488     $  488
Buildings and improvements                             1,739      1,533
Furniture and equipment                                1,135      1,139
                                                      ------     ------
                                                       3,362      3,160

Less: accumulated depreciation                         1,082      1,190
                                                      ------     ------

                                                      $2,280     $1,970
                                                      ======     ======

Depreciation expense was $168,000, $156,000 and $174,000 for 2007, 2006 and
2005.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE E - PREMISES AND EQUIPMENT, NET (continued)


The Corporation has entered into lease agreements during the current fiscal year for office premises under operating leases which expire during the fiscal year ended June 30, 2008. The annual payment due in fiscal 2008 is $16,000.

Rental expense under operating leases totaled approximately $20,000 for years ended June 30, 2007 and 2006 and $5,000 for the year ended June 30, 2005.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30, 2007 and 2006:

Deposit type and weighted-                2007                    2006
                                          ----                    ----
average interest rate               Amount        %         Amount        %
                                    ------       ---        ------       ---
                                     (In thousands)          (In thousands)

Demand deposit accounts            $  9,984       7.1%     $ 10,114       8.3%
NOW accounts
  2007 - 2.36%                       28,785      20.6
  2006 - 0.84%                                               16,546      13.5
Passbook
  2007 - 1.87%                       23,840      17.0
  2006 - 1.16%                                               32,987      27.1
                                   --------     -----      --------     -----
Total demand, transaction and
 passbook deposits                   62,609      44.7        59,647      48.9

Certificates of deposit
 Original maturities of:
  Less than 12 months
    2007 - 4.94%                     12,140       8.7
    2006 - 4.30%                                              3,522       2.9
  12 months to 29 months
    2007 - 4.97%                     21,754      15.5
    2006 - 3.91%                                             21,443      17.6
  30 months to 47 months
    2007 - 4.33%                      9,292       6.6
    2006 - 4.05%                                             10,750       8.8
  48 months to 60 months
    2007 - 4.01%                      3,760       2.7
    2006 - 3.88%                                              4,177       3.4
Balances in excess of $100,000
    2007 - 4.91%                     21,178      15.2
    2006 - 4.21%                                             14,757      12.1
Individual retirement accounts
    2007 - 4.62%                      9,189       6.6
    2006 - 3.94%                                              7,623       6.3
                                   --------     -----      --------     -----
Total certificates of deposit        77,313      55.3        62,272      51.1
                                   --------     -----      --------     -----

Total deposit accounts             $139,922     100.0%     $121,919     100.0%
                                   ========     =====      ========     =====

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the years ended June 30, 2007, 2006 and 2005 is summarized as follows:

                                                    2007       2006       2005
                                                    ----       ----       ----
                                                          (In thousands)

Passbook                                           $  530     $  592     $  316
NOW accounts                                          405         79         33
Certificates of deposit                             3,275      2,173      1,568
                                                   ------     ------     ------

                                                   $4,210     $2,844     $1,917
                                                   ======     ======     ======

Scheduled maturities of outstanding certificates of deposit over the next five years as of June 30, 2007 were as follows:

                                                 2007
                                                 ----
                                            (In thousands)


2008                                           $53,098
2009                                            20,027
2010                                             2,481
2011                                               913
2012                                               794
                                               -------
                                               $77,313
                                               =======

At June 30, 2007 and 2006, the Corporation had $23.6 million and $16.4 million, respectively, in certificates of deposit with balances of $100,000 or more.

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2007 and 2006, by a pledge of certain residential mortgage loans totaling $41.4 million and $43.3 million respectively. Based on this collateral and the Corporation's holdings of FHLB stock, the Company is eligible to borrow up to $33.0 at year-end 2007.

Interest                          Maturing in year
rate                              ending June 30,           2007        2006
                                                           -------     -------
                                                             (In thousands)
3.35%-5.43%                          2007                  $     -     $ 7,500
5.06%-5.65%                          2009                      198       5,315
3.23%-4.89%                          2010                    1,064       1,176
3.26%-5.36%                          2011                    2,500       2,500
4.68%-4.86%                          2012                    6,000           -
4.43%-6.10%                          2014                      638         704
4.06%                                2015                      306         342
4.63%                                2016                      769         891
4.58%-5.63%                          After 2016              1,580           -
                                                           -------     -------
                                                           $13,055     $18,428
                                                           =======     =======
Weighted-average interest rate                                4.90%       5.22%
                                                           =======     =======

Each advance is payable at its maturity. Prepayment penalties may occur for selected fixed rate or longer term variable rate advances.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE H - OTHER BORROWINGS

The Corporation negotiated a $2.5 million line of credit with another financial institution. The line, when drawn upon, will be collateralized by the Bank's common stock held by the Corporation. The Corporation had no outstanding balances on this line of credit as of June 30, 2007 or June 30, 2006.

NOTE I - BENEFIT PLANS

Employee Stock Ownership Plan: Employees participate in an Employee Stock Ownership Plan (ESOP). The ESOP borrowed from the Corporation to purchase shares of stock. The Corporation makes discretionary contributions to the ESOP, as well as pays dividends on unallocated shares held in the ESOP, and the ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase participant accounts.

Participants receive the shares at the end of employment.

Expense related to the ESOP totaled approximately $106,000, $244,000 and $202,000 for the fiscal years ended June 30, 2007, 2006 and 2005. The ESOP year ends on December 31. The plan year ending December 31, 2006 was the final year and as a result only one-half year of expense was incurred during fiscal 2007.

Shares held by the ESOP were as follows as of June 30:

                                                            2007         2006
                                                           -------     -------

      Allocated to participants                            125,082      111,907
      Unreleased                                                 -        6,587
      Shares committed to be released                            -        6,587
                                                           -------     --------

            Total ESOP shares                              125,082      125,082
                                                           -------     --------
            Fair value of unreleased shares                $     -     $111,979
                                                           =======     ========

Recognitions and Retention Plan: The Corporation has adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. Awarded shares were fully vested as of June 30, 2006. RRP expense totaled $0, $1,000 and $3,000 for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. Unawarded shares total 13,917 as of June 30, 2007.

Stock Option Plan: The Corporation's 1996 Stock Option Plan (the "Plan"), which is shareholder-approved, permits the grant of share options to its employees for up to 169,838 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Corporation's common shares at the date of grant; those option awards have a vesting period of five years and have a ten-year contractual term. The Corporation has a policy of using shares held as treasury stock to satisfy share option exercises. Currently, the Corporation has a sufficient number of treasury shares to satisfy expected share option exercises.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black- Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation's common stock. The Corporation uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. No options were granted during 2007, 2006 or 2005.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE I - BENEFIT PLANS (continued)

A summary of the activity in the stock option plan for 2007 follows:

                                                               Weighted
                                                 Weighted       average
                                                 average       remaining      Aggregate
                                                 exercise     contractual     intrinsic
                                     Shares        price         term           value
                                     ------      --------     -----------     ---------
Outstanding at beginning of year      54,621      $10.11
Granted                                    -           -
Exercised                            (24,841)       9.35
Forfeited or expired                       -           -
                                     -------
Outstanding at end of year            29,780      $10.75         4 yrs        $154,379
                                     =======      ======         =====        ========

Exercisable at end of year            29,780      $10.75         4 yrs        $154,379
                                     =======      ======         =====        ========

Options available for grant           30,817

Information related to the stock option plan during each year follows:

                                                     2007       2006       2005
                                                     ----       ----       ----
                                                           (In thousands)

Intrinsic value of options exercised                 $154       $38        $191
Cash received from option exercised                   233        64         267
Tax benefit realized from option exercises             25         3          36


During 2000, the Corporation modified the exercise price and contractual life of fully vested options held by a director and executive officer of the Corporation. As a result of the modification, a liability has been accrued for the difference between the fair market value of the stock and the option exercise price. The accrued liability was $60,000 and $101,000 at June 30, 2007 and 2006, respectively. Expense related to the modified stock options was $3,000 and $42,000 for the years ended June 30, 2006 and 2005 respectively. 8,935 modified options remain outstanding at June 30, 2007 with an exercise price of $9.25 an original contractual life of 10 years and a remaining contractual period of 3 years. In conjunction with adoption of SFAS No. 123(R) there will be no further expense recognized for these modified stock options.

During the fourth quarter of fiscal 2006, in conjunction with adopting SFAS No. 123(R), the Corporation accelerated the vesting period for all unvested options and recognized compensation expense of $30,000.

401(k) Plan: A 401(k) benefit plan allows employee contributions upon attaining age 21 and six months of service. Employee contributions are limited to the permissible amounts as defined by the Internal Revenue Service. The Corporation contributes 3% of employee compensation. Additionally, the Corporation may make discretionary contributions. For 2007, the Corporation's discretional contribution was matching 100% of the first 4% of the participant's elective contribution. The plan was adopted in fiscal 2007 resulting in $64,000 of expense for the year.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE J - FEDERAL INCOME TAXES

Income tax expense was as follows:

                                                     2007       2006       2005
                                                     ----       ----       ----
                                                           (In thousands)

Current expense                                      $780       $644       $569
Deferred expense                                       63         66        (10)
                                                     ----       ----       ----
                                                     $843       $710       $559
                                                     ====       ====       ====

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2007, 2006 and 2005 as follows:

                                                     2007       2006       2005
                                                     ----       ----       ----
                                                           (In thousands)
Federal income taxes at statutory rate (34%)         $838       $701       $559
Increase in taxes resulting primarily from:
  Other                                                 5          9          -
                                                     ----       ----       ----
Federal income taxes per consolidated
 financial statements                                $843       $710       $559
                                                     ====       ====       ====

Effective tax rate                                   34.2%      34.4%      34.0%
                                                     ====       ====       ====

Year-end deferred tax assets and liabilities were due to the following:

                                                               2007       2006
                                                               ----       ----
                                                                (In thousands)

Deferred tax assets:
  Retirement expense                                           $  45      $ 115
  Allowance for loan losses                                      316        256
  Unrealized loss on securities designated as
   available for sale                                             17         49
  Other                                                           10          6
                                                               -----      -----
      Deferred tax assets                                        388        426

Deferred tax liabilities:
  Net deferred loan origination costs                            (63)       (52)
  Federal Home Loan Bank stock dividends                        (406)      (383)
  Depreciation                                                   (51)       (22)
  Mortgage servicing rights                                     (225)      (231)
                                                               -----      -----
      Deferred tax liabilities                                  (745)      (688)
                                                               -----      -----
      Net deferred tax liability                               $(357)     $(262)
                                                               =====      =====

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE J - FEDERAL INCOME TAXES (continued)

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2007, include approximately $1.65 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $561,000 at June 30, 2007.

NOTE K - COMMITMENTS

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

At June 30, 2007, the Bank had no outstanding commitments to purchase loans.

The contractual amounts of financial instruments with off balance sheet risk at year end were as follows:

                                           2007                   2006
                                           ----                   ----
                                    Fixed     Variable     Fixed      Variable
                                    Rate        Rate       Rate         Rate
                                    -----     --------     -----      --------
                                      (In thousands)         (In thousands)

Commitments to make loans           $  -      $ 3,270      $2,506     $ 3,914
Unused lines of credit               217       29,140         244      25,779
Standby letters of credit              -          744           -         852

Commitments to make loans are generally made for periods of 60 days or less.

NOTE L - REGULATORY CAPITAL

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE L - REGULATORY CAPITAL (continued)

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

During fiscal 2007, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2007 and 2006, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                          As of June 30, 2007
                                                                                    To be "well-
                                                                                 capitalized" under
                                                              For capital        prompt corrective
                                          Actual           adequacy purposes     action provisions
                                          ------           -----------------     ------------------
                                     Amount      Ratio     Amount      Ratio     Amount      Ratio
                                                             (In thousands)
Tangible capital
 (to adjusted total assets)          $17,341     10.0%     $ 2,593     1.5%      $ 8,644      5.0%
Core capital (to average assets)      17,341     10.0%       6,916     4.0%       10,373      6.0%
Core capital to risk
 weighted assets                      17,341     12.5%         n/a      n/a        8,316      6.0%
Total risk-based capital
 to risk weighted assets              18,271     13.2%      11,087     8.0%       13,860     10.0%

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE L - REGULATORY CAPITAL (continued)

                                                          As of June 30, 2006
                                                                                    To be "well-
                                                                                 capitalized" under
                                                              For capital        prompt corrective
                                          Actual           adequacy purposes     action provisions
                                          ------           -----------------     ------------------
                                     Amount      Ratio     Amount      Ratio     Amount      Ratio
                                                             (In thousands)
Tangible capital
 (to adjusted total assets)          $17,677     10.9%     $ 2,423     1.5%      $ 8,077      5.0%
Core capital (to average assets)      17,677     10.9%       6,462     4.0%        9,693      6.0%
Core capital to risk
 weighted assets                      17,677     14.0%         n/a      n/a        7,574      6.0%
Total risk-based capital
 to risk weighted assets              18,429     14.6%      10,098     8.0%       12,623     10.0%

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

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met as of June 30, 2007.

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2007, the Bank was able to dividend approximately $700,000 to the Corporation without prior OTS approval.

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments at year end were as follows:

                                            2007                       2006
                                            ----                       ----
                                                Estimated                   Estimated
                                   Carrying       Fair        Carrying        Fair
(In thousands)                       Value        Value         Value         Value
                                   --------     ---------     --------      ---------
Financial assets
  Cash and cash equivalents        $   9,033    $   9,033     $   7,692     $   7,692
  Investment securities                3,448        3,448         3,353         3,353
  Mortgage-backed securities             364          365           561           562
  Loans receivable, net              153,282      151,257       142,963       140,875
  Loans held for sale                    624          624           914           914
  Accrued interest receivable            683          683           571           571
  Federal Home Loan Bank stock         2,327        2,327         2,260         2,260

Financial liabilities
  Deposits                         $(139,922)   $(134,524)    $(121,919)    $(115,911)
  Advances from the Federal
  Home Loan Bank                     (13,055)     (12,678)      (18,428)      (18,100)
  Accrued interest payable              (225)        (225)         (173)         (173)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off balance sheet items is not material.

June 30, 2007, 2006 and 2005

NOTE N - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial statements for FFD Financial (parent only) are as follows:

                           FFD FINANCIAL CORPORATION
                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                            June 30, 2007 and 2006
                                (In thousands)

                   ASSETS                                    2007        2006
                                                             ----        ----

Cash and due from banks                                     $   124     $   200
Loan receivable from ESOP                                         -         143
Investment in Bank subsidiary                                17,373      17,650
Accrued interest receivable                                       -           1
Prepaid federal income taxes                                    622         359
Prepaid expenses and other assets                                16          10
                                                            -------     -------

      Total assets                                          $18,135     $18,363
                                                            =======     =======

            SHAREHOLDERS' EQUITY

Shareholders' equity
  Common stock and additional paid-in capital               $ 8,256     $ 8,108
  Retained earnings                                          14,856      13,745
  Accumulated other comprehensive loss, net                     (33)        (95)
  Unearned employee stock
   ownership plan shares                                          -        (107)
  Treasury stock - at cost                                   (4,944)     (3,288)
                                                            -------     -------

      Total shareholders' equity                            $18,135     $18,363
                                                            =======     =======

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE N - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

                              FFD FINANCIAL CORPORATION
                           CONDENSED STATEMENTS OF EARNINGS
                       Years ended June 30, 2007, 2006 and 2005
                                    (In thousands)

                                                          2007       2006       2005
                                                          ----       ----       ----
Income
Revenue
  Interest income                                        $   12     $    9     $    7
  Dividends from Bank subsidiary                          2,450        585        762
                                                         ------     ------     ------
                                                          2,462        594        769
Expenses
  Interest expense                                           15          -          -
General and administrative expenses                         259        330        223
                                                         ------     ------     ------
                                                            274        330        223
      Earnings before income taxes and equity in
       undistributed earnings                             2,188        264        546
Federal income tax benefit                                  (89)      (103)       (74)
                                                         ------     ------     ------
Income before equity in undistributed earnings            2,277        367        620
                                                         ------     ------     ------
Undistributed equity in (distributions in excess of)
 net income of Bank subsidiary                             (654)       985        466
                                                         ------     ------     ------
Net income                                               $1,623     $1,352     $1,086
                                                         ======     ======     ======

June 30, 2007, 2006 and 2005
-------------------------------------------------------------------------------

NOTE N - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

                                FFD FINANCIAL CORPORATION
                           CONDENSED STATEMENTS OF CASH FLOWS
                        Years ended June 30, 2007, 2006 and 2005
                                     (In thousands)

                                                           2007        2006       2005
                                                           ----        ----       ----
Cash flows from operating activities:
  Net income                                              $ 1,623     $1,352     $1,086
  Adjustments to reconcile net earnings to net
   cash provided by (used in) operating activities:
  Distributions in excess of (equity in undistributed
   net income) of Bank subsidiary                             654       (985)      (466)
  Increase (decrease) in cash due to changes in:
    Prepaid expenses and other assets                          (5)         6         52
    Prepaid federal income taxes                             (230)        86        (73)
                                                          -------     ------     ------
      Net cash provided by operating activities             2,042        459        599

Cash flows from investing activities:
  Proceeds from repayment of loan to ESOP                     143        135        126
                                                          -------     ------     ------
      Net cash provided by investing activities               143        135        126

Cash flows from financing activities:
  Proceeds from exercise of stock options                     233         64        267
  Purchase of treasury stock                               (1,882)       (64)      (411)
  Cash dividends paid on common stock                        (612)      (561)      (517)
                                                          -------     ------     ------
      Net cash used in financing activities                (2,261)      (561)      (661)
                                                          -------     ------     ------
Net increase (decrease) in cash and cash equivalents          (76)        33         64

Cash and cash equivalents at beginning of year                200        167        103
                                                          -------     ------     ------

Cash and cash equivalents at end of year                  $   124     $  200     $  167
                                                          =======     ======     ======

FFD FINANCIAL CORPORATION AND
FIRST FEDERAL COMMUNITY BANK
DIRECTORS AND EXECUTIVE OFFICERS
-------------------------------------------------------------------------------

        Board of Directors of                   Executive Officers of
    FFD Financial Corporation and             FFD Financial Corporation
     First Federal Community Bank
                                                  Trent B. Troyer
    Richard A. Brinkman, Jr., CEO      President and Chief Executive Officer
       AAA of Tuscarawas County
                                                  Scott C. Finnell
    Stephen G. Clinton, President             Executive Vice President
   Capital Market Securities, Inc.
                                                  Robert R. Gerber
     Leonard L. Gundy, President               Senior Vice President,
     Benchmark Construction, Inc.      Treasurer and Chief Financial Officer

            Enos L. Loader                       Sally K. O'Donnell
      Chairman of the Board and    Senior Vice President and Corporate Secretary
     Retired Senior Bank Officer

           Robert D. Sensel                    Executive Officers of
President and Chief Executive Officer       First Federal Community Bank
        Dover Hydraulics, Inc.
                                                  Trent B. Troyer
                                       President and Chief Executive Officer
          Directors Emeritus
    FFD Financial Corporation and                 Scott C. Finnell
     First Federal Community Bank             Executive Vice President

           J. Richard Gray                        Robert R. Gerber
               Chairman                        Senior Vice President,
         Hanhart Agency, Inc.          Treasurer and Chief Financial Officer

          Richard J. Herzig                      Sally K. O'Donnell
          Chairman - Retired                 Senior Vice President and
  Toland-Herzig Funeral Homes, Inc.             Corporate Secretary


                                                 Other Officers of
                                            First Federal Community Bank

                                                 Michele L. Larkin
                                                   Vice President
               [PHOTO]
                                                  Mary M. Mitchell
                                                  Banking Officer

                                                  Nick G. McMillen
                                                  Banking Officer

                                                Stephenie M. Wilson
                                                  Banking Officer

                                     Board of Directors (left to right): E.
                                     Loader, R. Sensel, L. Gundy, R. Brinkman,
                                     Jr., S. Clinton.

SHAREHOLDER INFORMATION
-------------------------------------------------------------------------------

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

                        Registrar and Transfer Company
                               10 Commerce Drive
                        Cranford, New Jersey 07016-3572
                                (800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 16, 2007, at 1:00 p.m., local time, at the Toland-Herzig Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-KSB

A copy of FFD's Annual Report on Form 10-KSB will be available at no charge to shareholders upon request to:

                           FFD Financial Corporation
                           321 North Wooster Avenue
                               Dover, Ohio 44622
                             Attention: Secretary

NOTES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Investing in our community...it's not just a slogan, it's the way we do business at First Federal

Not only do we provide a wide array of financial services, our people invest back into the community in the following ways:

Leadership & Volunteer roles in the following...

Tuscarawas County Chamber of Commerce  Tuscarawas AAA Board of Directors
CIC Board of Trustees                  Tuscarawas Co. Board of Realtors
Red Cross Board of Directors           United Way of Tusc. Co. Board of Trustees
Kent State University-                 Union Hospital Development & Community
 Tuscarawas Campus Board                Relations Committee
East Central Ohio Builders &           Dover Public Library Board of Directors
 Industry Association
Rainbow Connection Board of Directors Small Business Development Center Advisory Board
Leadership Tuscarawas                  Port Authority Business Incubator Board
New Philadelphia Kiwanis Club          New Philadelphia Rotary Club
Dover Rotary Club                      Main Street New Philadelphia
Tuscarawas Center for the Arts         Muskingum College Board of Trustees
Holmes County Chamber of Commerce      Coshocton County Chamber of Commerce
Sugarcreek Business Men Association    Ohio Bankers League Board of Directors

Employee donations / funds raised for $15,139 provided to...

Rainbow Connection                     Red Cross
Leadership Tuscarawas                  Harbor House
Foster Care Advocates                  American Cancer Society
Dress a Child                          Salvation Army
Hospice of Tuscarawas County           United Way of Tuscarawas County
Hurricane Katrina Relief Fund          Union Hospital Breast Cancer Awareness
Share-A-Christmas                      Big Brothers Big Sisters

FFD FINANCIAL CORPORATION
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio 44622

Phone: 330.364.7777
Toll Free: 866.849.3560
www.onlinefirstfed.com

NASDAQ Symbol: FFDF