Form 10-K, Exhibit 13
period 2009-06-30
FFD FINANCIAL CORP/OH
filed 2009-09-28
CIK 1006177

Exhibit 13

FFD Financial
CORPORATION
2009 Annual Report

First Federal Community Bank

In August 2009, we opened our fifth
full-service office at Berlin, Ohio.

Safe. Reliable. Local.

New Philadelphia Office

244 West High Ave • New Philadelphia, OH 44663 • (330) 308-5555

Boulevard Office

902 Boulevard • Dover, OH 44622 • (330) 602-9999

First Federal

Dover Main Office

321 N. Wooster Ave • Dover, Ohio 44622 • Phone: (330) 364-7777

Sugarcreek Office

1047 West Main St • Sugarcreek, OH 44681 • (330) 852-8888

Berlin Office

4737 US Hwy 62 • Berlin, OH 44610 • (330) 893-2221

A Message to Shareholders

Dear Shareholders:

On behalf of the Board of Directors and employees of FFD Financial Corporation and First Federal Community Bank, it gives us great pleasure to present to you our 2009 Annual Report to Shareholders. The last year was one of unusual events and circumstances. The challenging economic environment that we mentioned in our last annual report became even more difficult this year. We have all experienced:

•

The Federal Reserve lowering interest rates to historical lows and taking other actions to strengthen our economy;

•

The Treasury Department injecting billions of dollars of equity in banks (of which we chose not to participate);

•

The collapse of mortgage giants Fannie Mae and Freddie Mac which were taken over by the federal government;

•

Many Wall Street firms were forced to merge, or in the case of Lehman Brothers to seek bankruptcy;

•

Bernard Madoff plead guilty to bilking billions from investors in one of the largest investment frauds ever;

•

General Motors and Chrysler both filed bankruptcy proceedings;

•

Numerous bank failures have occurred; and

•

The credit crisis.

We’ve come through these difficult times and remain a strong, local community bank. We enjoyed another profitable year, maintained strong capital ratios, outperformed nearly all peer related credit quality ratios, continued paying a strong dividend, and repurchased a significant portion of our outstanding shares. We also commenced construction on our fifth full-service office in Berlin, Holmes County, Ohio, which opened in August.

Highlights of the Fiscal Year Include:

•

Total Asset Growth of $7.3 Million, or 4.0%, Deposit Growth of $12.3 Million, or 8.7%, and loan Growth of $5.2 Million, or 3.3%;

•

Diluted Earnings Per Share of $1.02 and Annual Dividends Per Share of $0.675;

•

Net Book Value of your shares increased from $16.99 to $17.71 due in large part to our repurchase of 65,833 shares;

Loan Loss Reserve Coverage Ratio of 1.04%, Non-Performing Assets to Assets Ratio of 0.57% and Net Charge Off Ratio of 0.14%. Our credit culture and credit quality continues to be a major focus for our bank. Over the past year we’ve dedicated additional personnel to the credit review and collection processes and expanded the segmentation of our loan grading system. We’ve reduced both our net charge-off ratio and lowered our non-performing assets to assets ratio from 2008 levels. Additionally, we’ve increased our allowance for loan loss coverage ratio. Although the economic crisis continues, we believe our credit culture has been strong.

We completed a strategic move with the opening of our newest office in Berlin, Ohio during August. We have two very experienced leaders for that office and are generating a substantial amount of new business in the market area. Berlin’s general business environment and the conservative, but progressive, nature of its individuals and businesses, as well as its close proximity to our corporate office, make the Berlin Office a great fit with our banking philosophy.

In fiscal 2009, our total assets ended at $189.0 million. We grew loans by a modest amount as we have been confronted with lower loan demand due to the tough economic conditions our customers face.  Deposit growth, however, was aided significantly by our reputation as a safe, reliable, and local alternative to larger competitors and we experienced a customer shift from Wall Street type investments into traditional bank deposit products. The increase in the FDIC insurance coverage levels also aided in our deposit growth.

At First Federal Community Bank, we’re still “Investing in our Community“ with the money we lend to consumers and businesses, as well as our personal volunteer commitment in the many organizations we serve throughout Tuscarawas and Holmes Counties. We remain proud of the willingness of our employees to give back to the communities that have been so good to us. We encourage you to review the special section on page 54 of this Annual Report. We commend their generosity of time, talents, and financial resources to improve the civic, cultural, educational, and economic conditions in our area.

As we look forward to 2010, we remain encouraged by the opportunities our new market area presents, the glimmers of economic improvement that we’re seeing, our strong reputation in our market, and longer term prospects for growth. We will continue to focus on growing profitably which, in turn, will continue to improve the value of your investment in FFD Financial Corporation. We remain committed to our shareholders, our community, and our staff, and we appreciate your confidence and support.

Sincerely,

/s/ Trent B. Troyer	/s/ E.L. Loader
Trent B. Troyer President & Chief Executive Officer	E. L. Loader Chairman of the Board

BUSINESS OF FFD FINANCIAL CORPORATION

FFD Financial Corporation (“FFD” or the “Corporation”) is the holding company for First Federal Community Bank (“First Federal” or the “Bank”), a federal savings bank. Since its formation in 1996, FFD’s activities have been limited primarily to holding all of First Federal’s outstanding common shares.

First Federal’s business involves attracting deposits from individual and business customers and using those deposits to originate loans in its market area, consisting of Tuscarawas, Holmes and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, health savings, money market, individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”), from Federal Home Loan Bank (“FHLB”) advances, loan sales and principal repayments on loans, investments and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, and branches in Dover, New Philadelphia, Sugarcreek, and Berlin Ohio. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the “OTS”). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

MARKET PRICE OF FFD’S

COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,009,906 common shares of FFD outstanding on September 7, 2009. FFD’s common shares are listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “FFDF.”

The following table sets forth the high and low sales prices for FFD’s common shares on NASDAQ, and the dividends declared per share, for each quarter of fiscal years 2008 and 2009.

	High Trade	Low Trade	Cash Dividends Declared
Fiscal 2008
Quarter Ended
September 30, 2007	$16.49	$13.61	$ .14
December 31, 2007	15.39	14.15	.165
March 31, 2008	17.50	14.35	.165
June 30, 2008	15.00	12.66	.165

	High Trade	Low Trade	Cash Dividends Declared
Fiscal 2009
Quarter Ended
September 30, 2008	$14.95	$11.35	$.165
December 31, 2008	12.75	10.22	.17
March 31, 2009	11.50	10.34	.17
June 30, 2009	15.90	10.01	.17

FFD’s income consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the shares held by FFD. In addition to certain federal income tax considerations, OTS regulations limit the payment of dividends and other capital distributions by savings associations. For example, First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.

SELECTED CONSOLIDATED

FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth certain information concerning FFD’s consolidated financial condition, earnings and other data at the dates and for the periods indicated.

Selected consolidated financial	At June 30,
condition data:	2009	2008	2007	2006	2005
	(In thousands)

Total amount of:
Assets	$189,014	$181,738	$172,994	$161,233	$148,595
Interest-bearing deposits	11,374	11,347	7,162	6,288	5,672
Investment securities available for sale – carried at fair value	5,865	5,623	3,448	3,353	3,485
Mortgage-backed securities available for sale – carried at fair value	231	243	267	431	500
Mortgage-backed securities held to maturity - at cost	62	80	97	130	220
Loans receivable - net (1)	161,749	156,232	153,947	143,877	131,493
Deposits	153,627	141,332	139,922	121,919	111,495
FHLB advances and other borrowings	14,669	20,595	13,131	18,428	17,880
Shareholders’ equity	17,885	18,180	18,135	18,363	17,438

	For the year ended June 30,
Summary of earnings:	2009	2008	2007	2006	2005
	(In thousands, except per share data)

Interest income	$10,473	$11,815	$11,472	$9,475	$7,073
Interest expense	4,196	5,141	4,969	3,649	2,521
Net interest income	6,277	6,674	6,503	5,826	4,552

Provision for losses on loans	444	858	275	160	11
Net interest income after provision for losses on loans	5,833	5,816	6,228	5,666	4,541

Other income	742	586	580	599	917

Noninterest expense	4,956	4,622	4,342	4,203	3,813
Earnings before income taxes	1,619	1,780	2,466	2,062	1,645

Federal income taxes	562	610	843	710	559

Net earnings	$ 1,057	$ 1,170	$ 1,623	$1,352	$1,086
Earnings per share
Basic	$1.02	$1.08	$1.45	$1.15	$.94

Diluted	$1.02	$1.08	$1.44	$1.13	$.92

___________________________________

(1)

Includes loans held for sale.

Selected financial ratios	At or for the year ended June 30,
and other data:	2009	2008	2007	2006	2005

Return on average assets	0.57%	0.66%	0.98%	0.87%	0.78%
Return on average equity	5.87	6.42	8.95	7.56	6.39
Interest rate spread	3.44	3.66	3.77	3.73	3.24
Net interest margin	3.60	3.92	4.10	3.94	3.41
Other expense to average assets	2.70	2.61	2.61	2.70	2.73
Average equity to average assets	9.80	10.31	10.90	11.48	12.14
Nonperforming and impaired assets to total assets	1.09	1.02	0.47	0.79	0.82
Nonperforming and impaired loans to total loans	1.14	1.17	0.52	0.86	0.90
Delinquent loans to total loans (1)	1.69	1.45	0.90	0.93	1.02
Allowance for loan losses to total loans	1.04	0.94	0.60	0.52	0.57
Allowance for loan losses to nonperforming and impaired loans	87.41	80.15	115.38	59.17	62.99
Average interest-earning assets to average interest-bearing liabilities	106.52	108.46	108.88	108.46	108.86
Dividend payout ratio	66.41	59.40	37.70	40.87	46.28
Number of full service offices	4	4	3	3	3

____________________________

(1)

Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

FFD’s principal business is owning all of First Federal’s outstanding stock. As a result, the discussion that follows focuses on First Federal’s financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms “anticipates,” “plans,” “expects,” “believes”, “intends” and similar expressions as they relate to FFD, First Federal or their management are intended to identify such forward looking statements. FFD’s and First Federal’s actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

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

The allowance for loan losses is an accounting estimate of probable, but unconfirmed, asset impairment that has occurred in the Corporation’s loan portfolio as of the date of the consolidated financial statements, but before losses have been confirmed via a recorded charge-off or write-down. It is the Corporation’s policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

•

Local market areas and national economic developments;

•

Levels of, and trends in, delinquencies and impaired loans;

•

Levels of, and trends in, recoveries of prior charge-offs;

•

Adverse situations that may affect specific borrowers’ ability to repay;

•

Effects of any changes in lending policies and procedures;

•

Credit concentrations;

•

Volume and terms of loans; and

•

Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan’s carrying value. Major loans and major lending areas are reviewed periodically in an effort to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral.

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

It is the Corporation’s policy to charge off unsecured credits that are more than 90 days delinquent. Similarly, once a collateral dependent loan becomes more than 90 days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2008 TO JUNE 30, 2009

The Corporation’s assets at June 30, 2009, totaled $189.0 million, a $7.3 million, or 4.0%, increase from the June 30, 2008 total. The increases were comprised primarily of increases of $5.2 million in loans receivable, $706,000 in cash and cash equivalents, $794,000 in premises and equipment, $311,000 in loans held for sale, $242,000 in investment securities available for sale, $121,000 in real estate owned, and $36,000 in prepaid expenses and other assets, and $33,000 in Federal Home Loan Bank stock, which were partially offset by decreases of $106,000 in accrued interest receivable, $37,000 in mortgage servicing rights, and $30,000 in mortgage-backed securities available for sale and held to maturity.

Cash and interest-bearing deposits totaled $13.8 million at June 30, 2009, an increase of $706,000, or 5.4%, from June 30, 2008. Investment securities available for sale totaled $5.9 million at June 30, 2009, an increase of $242,000, or 4.3% from June 30, 2008. Called investment securities totaled $5.8 million and $6.0 million of investment securities were purchased during the fiscal year ended June 30, 2009.

Mortgage-backed securities totaled $293,000 at June 30, 2009, a $30,000, or 9.3%, decrease from the total at June 30, 2008, due to principal repayments.

Loans receivable, including loans held for sale, totaled $161.7 million at June 30, 2009, an increase of $5.5 million, or 3.5%, from the June 30, 2008 total. The portfolio of loans secured by one- to four-family residential real estate decreased by $1.0 million to $62.9 million at June 30, 2009. Loans secured by nonresidential real estate and land totaled $72.2 million at June 30, 2009, compared to $64.1 million at June 30, 2008, an increase of $8.1 million, or 12.6%. Commercial loans totaled $17.7 million at June 30, 2009, compared to $17.4 million at June 30, 2008, an increase of $254,000, or 1.5%. Net loan originations decreased by $3.4 million, or 37.0%, compared to fiscal 2008.

The allowance for loan losses totaled $1.7 million and $1.5 million at June 30, 2009 and 2008, respectively, which represented 1.04% and .95% of total loans and 87.4% and 80.2% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans totaled $1.9 million at both June 30, 2009 and 2008. Management believes that the Bank’s nonperforming and impaired loans at June 30, 2009, are either adequately collateralized or have sufficient specific reserves for any anticipated loss on such loans. Although management believes that the allowance for loan losses at June 30, 2009, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation’s net earnings.

Deposits totaled $153.6 million at June 30, 2009, a $12.3 million, or 8.7%, increase over total deposits at June 30, 2008. This increase resulted primarily from management’s efforts to generate deposit growth through advertising, relationship banking strategies and consumers moving funds into insured deposit accounts from uninsured investment vehicles, such as stocks and mutual funds.

FHLB advances totaled $13.9 million at June 30, 2009, a $6.7 million, or 32.7%, decrease from June 30, 2008. Deposit growth was used to pay down FHLB advances. Other borrowed money increased $800,000 as a result of an advance under the Corporation’s $1.0 million line of credit with another financial institution, which was used to repurchase a large block of shares in a previously announced privately negotiated transaction.

Shareholders’ equity totaled $17.9 million at June 30, 2009, a decrease of $295,000 from June 30, 2008 levels. This decrease was due primarily to a purchase of treasury shares totaling $794,000, dividends paid of $702,000, and $6,000 in unrealized losses from the mark to market of securities available for sale and were partially offset by net earnings of $1.1 million, $85,000 from activity related to stock based compensation plan, and $65,000 in retired dividends from the stock based Recognition and Retention Plan that was terminated in fiscal 2009.

COMPARISON OF OPERATING RESULTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2009

FFD’s consolidated net earnings depend primarily on its level of net interest income, which is the difference between interest earned on FFD’s interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD’s interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

General. FFD’s net earnings totaled $1.1 million for the fiscal year ended June 30, 2009, a decrease of $113,000, or 9.7%, compared to fiscal 2008. This decrease in net earnings resulted from a decrease of $397,000, or 5.9%, in net interest income and an increase of $334,000, or 7.2%, in general, administrative and other expenses, which were partially offset by decreases of $414,000, or 48.3%, in the provision for losses on loans and $48,000, or 7.9%, in the provision for federal income taxes, and an increase of $156,000, or 26.6%, in other income.

Net Interest Income. Total interest income decreased by $1.3 million, or 11.4%, to a total of $10.5 million for the year ended June 30, 2009. Interest income on loans decreased by $1.2 million, or 10.9%, due primarily to a 82 basis point decrease in the average yield, which was partially offset by a $958,000 increase in the average balance outstanding. Interest income on mortgage-backed securities decreased by $6,000, or 26.1%, due primarily to a $36,000, or 10.6%, decrease in the average balance outstanding and a 117 basis point decrease in the average yield earned on such securities, to 5.57% in fiscal 2009. Interest income on investment securities increased by $44,000 due primarily to a $1.7 million, or 41.4%, increase in the average balance outstanding, which was partially offset by a 66 basis point decrease in the average yield earned on such securities, to 4.23%. Interest income on interest-bearing deposits decreased by $152,000, or 50.8%, due primarily to a 226 basis point decrease in the average yield to 1.50%, which was partially offset by a $1.8 million, or 23.0%, increase in the average balance outstanding year to year. Decreases in the average yields on interest-earning assets were due primarily to the overall decrease in interest rates in the economy.

Interest expense on deposits decreased by $947,000, or 21.5%, for the year ended June 30, 2009, compared to fiscal 2008, due primarily to a decrease of 79 basis points in the average cost of deposits to 2.37%, which was partially offset by an increase in the average deposit portfolio balance outstanding year to year of $6.3 million, or 4.5%.

Interest expense on borrowings increased by $2,000, or .3%, due primarily to an increase of $750,000, or 4.3%, in the average balance of advances outstanding, which was partially offset by to a 16 basis point decrease in the average cost of such borrowings to 4.08%.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $397,000, or 5.9%, for the fiscal year ended June 30, 2009, compared to fiscal 2008. The interest rate spread was 3.44% for the fiscal year ended June 30, 2009, compared to 3.66% for fiscal 2008, while the net interest margin was 3.60% in fiscal 2009, compared to 3.92% in fiscal 2008.

Provision for Loan Losses. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal’s market area, and other factors related to the collectibility of First Federal’s loan portfolio. The provision for losses on loans totaled $444,000 for the year ended June 30, 2009, a decrease of $414,000 compared to fiscal 2008. The decrease in the provision for losses on loans was due to management’s assessment of its loan portfolio, delinquency rates, net charge-offs, and current economic conditions. Notwithstanding the decrease in the provision for loan losses, loan loss coverage and loss ratios improved due to decreases in the amounts of charge-offs and non-performing loans. Over the twelve-month period, the allowance for loan losses increased by 14.3% from a balance of $1.5 million to $1.7 million. The coverage ratio as a percentage of net loans increased from .94% as of June 30, 2008 to 1.04% as of June 30, 2009. Charge-offs for the twelve month period totaled $253,000, or .14%, of average assets in fiscal 2009 compared to charge-offs of $307,000, or .17%, in fiscal 2008. Non-performing loans were $949,000, or .50%, of total assets at June 30, 2009, compared to $1.2 million, or .64%, at June 30, 2008. There can be no assurance that First Federal’s loan loss allowance will be adequate to cover losses on nonperforming assets in the future, and if additions to the allowance are required, it may adversely affect the Corporation’s net earnings.

Noninterest Income. Noninterest income totaled $742,000 for the fiscal year ended June 30, 2009, an increase of $156,000, or 26.6%, from fiscal 2008. The $156,000 increase in other income resulted from a $327,000 increase in gain on sale of mortgage loans from a strengthening in the residential mortgage market, which was partially offset by a $198,000 decrease in mortgage servicing revenue net of amortization and an impairment charge related to mortgage servicing rights. The impairment charge on mortgage servicing rights is a function of lower interest rates, increased prepayment speed assumptions, and refinancing of mortgage loans.

Noninterest Expense. Noninterest expenses totaled $5.0 million for the fiscal year ended June 30, 2009, an increase of $334,000, or 7.2%, compared to fiscal 2008. The increase resulted from increases of $187,000, or 359.6%, in FDIC insurance premiums due to increased rates and a special assessment in June, 2009, $111,000, or 5.4%, in employee and director compensation and benefits, $87,000, or 16.5%, in other expenses and $8,000, or 2.3%, in data processing, which were partially offset by decreases of $35,000, or 22.9%, in advertising, $12,000, or 2.5%, in occupancy and equipment, $9,000, or 3.4%, in professional and consulting fees, $2,000, or 1.0%, in checking account maintenance expense, and $1,000, or 1.0%, in postage and stationary supplies. Franchise taxes and ATM processing remained consistent with the prior year.

The increase in employee and director compensation and benefits included increases of $135,000 in wages, and related benefit expenses and $23,000 in 401(k) benefits, which were partially offset by decreases of $21,000 in bonus expense, $2,000 in employee training and education, $10,000 in miscellaneous expenses and a $14,000 increase in deferred loan origination costs. The increase in wages and related expenses was due to increases in the size of staff, salaries, and incentive compensation.

Federal Income Taxes. The provision for federal income taxes totaled $562,000 for the fiscal year ended June 30, 2009, a decrease of $48,000, or 7.9%, compared to fiscal 2008. The decrease resulted primarily from a $161,000, or 9.0%, decrease in earnings before taxes. FFD’s effective tax rates were 34.7% and 34.3% for the fiscal years ended June 30, 2009 and 2008, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to FFD’s average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,
	2009			2008			2007
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
Interest-earning assets:
Loans receivable	$158,768	$10,067	6.34%	$157,810	$11,295	7.16%	$147,519	$10,900	7.39%
Mortgage-backed securities	305	17	5.57	341	23	6.74	425	27	6.35
Investment securities	5,725	242	4.23	4,049	198	4.89	3,425	155	4.53
Interest-bearing deposits and other	9,774	147	1.50	7,949	299	3.76	7,342	390	5.31
Total interest-earning assets	174,572	10,473	6.00	170,149	11,815	6.94	158,711	11,472	7.23

Non-interest-earning assets	9,289			6,691			7,607

Total assets	$183,861			$176,840			$166,318

Interest-bearing liabilities:
Deposits	$145,603	3,450	2.37	$139,347	4,397	3.16	$131,467	4,210	3.20
Borrowings	18,281	746	4.08	17,531	744	4.24	14,295	759	5.31
Total interest-bearing liabilities	163,884	4,196	2.56	156,878	5,141	3.28	145,762	4,969	3.41

Non-interest-bearing liabilities	1,957			1,726			2,430

Total liabilities	165,841			158,604			148,192

Shareholders’ equity	18,020			18,236			18,126

Total liabilities and shareholders’ equity	$183,861			$176,840			$166,318

Net interest income		$6,277			$6,674			$6,503

Interest rate spread			3.44%			3.66%			3.82%

Net interest margin (net interest income as a percent of average interest-earning assets)			3.60%			3.92%			4.10%

Average interest-earning assets to average interest-bearing liabilities			106.52%			108.46%			108.88%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD’s interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,
	Volume	2009 vs. 2008 Increase (decrease) due to Rate	Total	Volume	2008 vs. 2007 Increase (decrease) due to Rate	Total
Interest income attributable to:
Loans receivable	$ 68	$(1,296)	$(1,228)	$744	$(349)	$395
Mortgage-backed securities	(2)	(4)	(6)	(6)	2	(4)
Investment securities	74	(30)	44	30	13	43
Interest-bearing deposits and other	57	(209)	(152)	30	(121)	(91)

Total interest income	197	(1,539)	(1,342)	798	(455)	343

Interest expense attributable to:
Deposits	190	(1,137)	(947)	249	(62)	187
Borrowings	31	(29)	2	154	(169)	(15)
Total interest expense	221	(1,166)	(945)	403	(231)	172

Increase (Decrease) in net interest income	$(24)	$ (373)	$ (397)	$395	$(224)	$ 171

ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the “net interest income” (“NII”) and “net portfolio value” (“NPV”) methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. NII is interest income minus interest expense. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the prevailing rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2009 and 2008, is an analysis of First Federal’s interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200 and +300 and -100, -200 and -300 basis points in market interest rates.

June 30, 2009
Net Interest Income				Net Portfolio Value
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base

+300	$6,818	$ 788	13.07%	$18,810	$(5,241)	(21.79)%
+200	6,439	409	6.78	20,071	(3,980)	(16.55)
+100	6,231	201	3.33	22,180	(1,871)	(7.78)
Base	6,030	-	-	24,051	-	-
-100	5,788	(242)	(4.01)	25,860	1,809	7.52
-200	5,415	(615)	(10.20)	27,905	3,854	16.02
-300	4,984	(1,046)	(17.35)	30,803	6,752	28.07

June 30, 2008
Net Interest Income				Net Portfolio Value
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base

+300	$7,281	$ 561	8.34%	$20,357	$(3,826)	(15.82)%
+200	6,994	274	4.07	20,904	(3,279)	(13.56)
+100	6,766	46.68		22,010	(2,173)	(8.99)
Base	6,720	-	-	24,183	-	-
-100	6,660	(60)	(.89)	26,094	1,911	7.90
-200	6,479	(241)	(3.59)	27,918	3,735	15.45
-300	6,179	(541)	(8.05)	30,046	5,863	24.25

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

LIQUIDITY AND CAPITAL RESOURCES

First Federal’s principal sources of funds are deposits, proceeds from loan sales, principal repayments on loan and mortgage-backed securities, maturities of investment securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management’s assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2009, First Federal had commitments to originate loans, including unused lines of credit, totaling $35.2 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal’s operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2009 and 2008:

	Year ended June 30,
	2009	2008
	(In thousands)

Net earnings	$ 1,057	$ 1,170
Adjustments to reco ncile net earnings to net cash from operating activities	1,655	1,527
Net cash from operating activities	2,712	2,697
Net cash used in investing activities	(6,993)	(6,462)
Net cash from financing activities	4,987	7,781
Net change in cash and cash equivalents	706	4,016

Cash and cash equivalents at beginning of year	13,049	9,033

Cash and cash equivalents at end of year	$13,755	$13,049

The following table sets forth information regarding the Bank’s obligations and commitments including undisbursed loans in process, to make future payments under contract as of June 30, 2009:

	Payments due by period
	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
Contractual obligations:
Advances from the Federal Home Loan Bank	$ 1,151	$ 6,536	$2,707	$2,223	$1,252	$ 13,869
Certificates of deposit	45,950	30,892	7,108	1,388	1,325	86,663

Amount of commitments expiring per period
Commitments to originate loans:
Overdraft lines of credit	925	-	-	-	-	925
Home equity lines of credit	14,633	-	-	-	-	14,633
Commercial lines of credit	15,807	-	-	-	-	15,807
One- to four-family and multi-family loans	1,561	-	-	-	-	1,561
One- to four-family commitment to sell	311	-	-	-	-	311
Non-residential real estate and land loans	2,008	-	-	-	-	2,008
Non-mortgage loans	231	-	-	-	-	231
Standby letters of credit	983	-	-	-	-	983

Total contractual obligations	$83,560	$37,428	$9,815	$3,611	$2,577	$136,991

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings institution to maintain “tangible capital” of not less than 1.5% of the institution’s adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

“Core capital” is comprised of common shareholders’ equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries and certain nonwithdrawable accounts. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution’s total assets, except for those institutions with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings institutions maintain “risk-based capital” in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $1.3 million at June 30, 2009.

First Federal exceeded all of its capital requirements and was “well-capitalized” under OTS regulations at June 30, 2009. Note 13 – Regulatory Capital summarizes First Federal’s regulatory capital requirements and regulatory capital at June 30, 2009 and 2008.

REPORT OF MANAGEMENT ON THE COMPANY’S

INTERNAL CONTROL OVER FINANCIAL REPORTING

September 14, 2009

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

Management of FFD Financial Corporation including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company’s internal control over financial reporting as of June 30, 2009, based on criteria for effective internal control over financial reporting described in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of June 30, 2009, based on specified criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/Trent B. Troyer	/s/Robert R. Gerber
Trent B. Troyer Chief Executive Officer	Robert R. Gerber Chief Financial Officer

Crowe Horwath LLP Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

FFD Financial Corporation

Dover, Ohio

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Cleveland, Ohio

September 21, 2009

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2009 and 2008

(In thousands, except per share data)

ASSETS	2009	2008

Cash and due from financial institutions	$ 2,381	$ 1,702
Federal funds sold	-	5,000
Interest-bearing deposits in other financial institutions	11,374	6,347
Cash and cash equivalents	13,755	13,049

Investment securities available for sale	5,865	5,623
Mortgage-backed securities available for sale	231	243
Mortgage-backed securities held to maturity, fair value 2009 - $62, 2008 - $81	62	80
Loans receivable - net of allowance of $1,694 and $1,482	161,438	156,232
Loans held for sale	311	-
Real estate owned, net	121	-
Premises and equipment, net	3,383	2,589
Federal Home Loan Bank of Cincinnati: stock, at cost	2,422	2,389
Loan servicing rights	626	663
Accrued interest receivable	515	621
Prepaid expenses and other assets	285	249

Total assets	$189,014	$181,738

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Non-interest bearing	$ 9,828	$ 10,729
Interest bearing	143,799	130,603
Total deposits	153,627	141,332
Federal Home Loan Bank advances	13,869	20,595
Other borrowed funds	800	-
Accrued interest payable	172	186
Accrued and deferred federal income taxes	219	174
Other liabilities	2,442	1,271
Total liabilities	171,129	163,558

Commitments and contingent liabilities (Note 14)

Shareholders’ equity
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	-	-
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	-	-
Additional paid-in capital	8,312	8,274
Retained earnings	15,751	15,331
Accumulated other comprehensive loss, net	(89)	(83)
Treasury stock, at cost (2009 - 444,844 shares, 2008 - 384,456 shares)	(6,089)	(5,342)
Total shareholders’ equity	17,885	18,180

Total liabilities and shareholders’ equity	$189,014	$181,738

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30, 2009 and 2008

(In thousands, except per share data)

	2009	2008
Interest and dividend income
Loans, including fees	$10,067	$11,295
Mortgage-backed securities	17	23
Investment securities	242	198
Interest-bearing deposits and other	147	299
	10,473	11,815
Interest expense
Deposits	3,450	4,397
Borrowings	746	744
	4,196	5,141

Net interest income	6,277	6,674

Provision for loan losses	444	858

Net interest income after provision for loan losses	5,833	5,816

Noninterest income
Net gain on sales of loans	500	173
Mortgage servicing revenue (loss) net of amortization and impairment	(144)	54
Service charges on deposit accounts	281	264
Impairment loss on securities	(9)	-
Other	114	95
	742	586
Noninterest expense
Employee and director compensation and benefits	2,176	2,065
Occupancy and equipment	461	473
Franchise taxes	231	231
FDIC Insurance Premiums	239	52
Data processing	354	346
ATM processing	129	129
Professional and consulting fees	255	264
Postage and stationary supplies	159	160
Advertising	118	153
Checking account maintenance expense	220	222
Other	614	527
	4,956	4,622

Income before income taxes	1,619	1,780

Income tax expense	562	610

Net income	$ 1,057	$ 1,170

Earnings per share:
Basic	$ 1.02	$ 1.08

Diluted	$ 1.02	$ 1.08

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended June 30, 2009 and 2008

(In thousands)

	2009	2008

Net income	$1,057	$1,170

Other comprehensive loss, net of related tax effects:
Unrealized holding losses on securities available for sale during the period, net of tax benefits of $(3) and $(26) in 2009 and 2008, respectively	(6)	(50)

Comprehensive income	$1,051	$1,120

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended June 30, 2009 and 2008

(In thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total

Balance at July 1, 2007	-	$8,256	$ 14,856	$(33)	$(4,944)	$ 18,135

Net income	-	-	1,170	-	-	1,170
Purchase of 27,308 shares of treasury stock	-	-	-	-	(416)	(416)
Change in unrealized losses on securities available for sale, net of related tax benefits	-	-	-	(50)	-	(50)
Exercise of 2,000 stock options, including tax benefit	-	18	-	-	18	36
Dividends of $.635 per share	-	-	(695)	-	-	(695)

Balance at June 30, 2008	-	8,274	15,331	(83)	(5,342)	18,180

Net income	-	-	1,057	-	-	1,057
Purchase of 65,833 shares of treasury stock	-	-	-	-	(794)	(794)
Change in unrealized losses on securities available for sale, net of related tax benefits	-	-	-	(6)	-	(6)
Exercise of 5,445 stock options, including tax benefit	-	38	-	-	47	85
Return of accumulated dividends on unawarded recognition and retention plan shares	-	-	65	-	-	65
Dividends of $.675 per share	-	-	(702)	-	-	(702)

Balance at June 30, 2009	$ -	$8,312	$ 15,751	$(89)	$(6,089)	$ 17,885

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2009 and 2008

(In thousands)

	2009	2008
Cash flows from operating activities:
Net income	$ 1,057	$ 1,170
Adjustments to reconcile net earnings to net cash from operating activities:
Net amortization of investment securities	(1)	-
Depreciation and amortization	401	302
Provision for loan losses	444	858
Valuation loss on mortgage servicing rights	133	29
Net gain on sales of loans	(500)	(173)
Impairment loss on securities	9	-
Origination of loans held for sale	(25,460)	(11,961)
Proceeds from sales of loans held for sale	25,346	12,629
Federal Home Loan Bank stock dividends	(33)	(62)
Increase (decrease) in cash due to changes in:
Deferred loan origination fees	5	(28)
Accrued interest receivable	106	62
Prepaid expenses and other assets	(36)	2
Other liabilities	1,319	15
Accrued interest payable	(14)	(39)
Deferred federal income taxes	(64)	(107)
Net cash from operating activities	2,712	2,697

Cash flows from investing activities:

Purchase of investment securities designated as available for sale	(6,011)	(5,749)
Proceeds from maturities/calls of investment securities designated as available for sale	5,750	3,500
Principal repayments on mortgage-backed securities	32	39
Loan originations and payments, net	(5,789)	(9,222)
Proceeds from participation loan sales to other financial institutions	13	5,483
Additions to premises and equipment	(988)	(513)
Net cash from investing activities	(6,993)	(6,462)

Continued

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended June 30, 2009 and 2008

(In thousands)

	2009	2008

Cash flows from financing activities:
Net change in deposits	$ 12,295	$ 1,410
Proceeds from Federal Home Loan Bank advances	-	8,000
Repayments of Federal Home Loan Bank advances	(6,726)	(536)
Proceeds from other borrowed funds	800	-
Proceeds from exercise of stock options	49	18
Purchase of treasury stock	(794)	(416)
Return of accumulated dividends on unawarded recognition and retention plan shares	65	-
Cash dividends paid	(702)	(695)
Net cash from financing activities	4,987	7,781

Net change in cash and cash equivalents	706	4,016

Beginning cash and cash equivalents	13,049	9,033

Ending cash and cash equivalents	$ 13,755	$ 13,049

Supplemental cash flow information:
Cash paid during the year for:
Federal income taxes	$ 515	$ 816
Interest paid	$ 4,210	$ 5,180

Supplemental noncash disclosures:
Transferred from loans to repossessed assets	$ 121	$ -

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: FFD Financial Corporation (the “Corporation”) is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the “Bank”). The Bank conducts a general banking business in its market area of Tuscarawas, Holmes and contiguous counties in Ohio which consists primarily of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.

The consolidated financial statements include the accounts of the Corporation, the Bank, and Dover Service Corporation (“Dover Service”), the Bank’s wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, loan servicing rights, and fair values of financial instruments are particularly subject to judgment.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities less than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, federal funds purchased and repurchase agreements.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities are reviewed at least quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In estimating other-than-temporary impairment, management evaluates: the length of time and extent the fair value has been less than cost, the expected cash flows of the security, the financial condition and near term prospects of the issuer, and whether the Corporation has the intent to sell the security or the likelihood the Corporation will be required to sell the security at an unrealized loss position prior to any anticipated recovery in fair value, which may be maturity. Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. Once an other-than-temporary impairment is recorded, future cash flows are re-allocated between interest and principal cash flows to provide for a level-yield on the security.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than four payments past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Corporation’s business activity is with customers located within Tuscarawas and Holmes Counties. Therefore, the Corporation’s exposure to credit risk is significantly affected by changes in the economy in the Tuscarawas and Holmes County area.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain Purchased Loans: The Corporation purchases individual loans and groups of loans. These purchased loans are recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts when available or, alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount. Impairment is determined by grouping rights based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with mortgage servicing revenue (loss) net of amortization and impairment on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as mortgage servicing revenue (loss) net of amortization and impairment, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $197,000 and $182,000 for the years ended June 30, 2009 and 2008. Late fees and ancillary fees related to loan servicing are not material.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 34 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank of Cincinnati (FHLB) Stock: The Bank is a member of the FHLB of Cincinnati system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for the award.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Corporation adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of July 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Corporation’s financial statements.

The Corporation recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

Benefit Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions.

Employee Stock Ownership Plan (ESOP): The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest. As of June 30, 2008 and 2009, all shares held in the ESOP were allocated to participant accounts.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. There were no unallocated shares held by the ESOP for the fiscal years ended June 30, 2009 or 2008, respectively. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Home Loan Bank and MoneyGram were required to meet compensating balance requirements. The required compensating balance as of June 30, 2009 and 2008 was approximately $285,000 and $856,000 respectively. Interest earned on these balances is not considered material.

Equity: Treasury stock is carried at cost.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Corporation or by the Corporation to shareholders. Dividends paid by the Bank to the Corporation are the primary source of funds for dividends by the Corporation to its shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

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

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements “(FAS 157)”. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position “(FSP)” 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FAS 157 on July 1, 2008 was not material to the Corporation’s results of operations or financial position. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material to the Corporation.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this FSP did not have a material impact on the results of operations or financial position.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The statement provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Corporation on July 1, 2008. The Corporation did not elect the fair value option for any financial assets or financial liabilities as of July 1, 2008.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In April 2009, the FASB issued Staff Position (FSP) No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than Temporary Impairments, which amends existing guidance for determining whether impairment is other-than-temporary (OTTI) for debt securities. The FSP requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. Additionally, the FSP expands and increases the frequency of existing disclosures about other-than-temporary impairments for debt and equity securities. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this FSP did not have a material impact on the Corporation’s results of operations or financial position.

In April 2009, the FASB issued FSP No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FSP amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies that were previously only required in annual financial statements. This FSP is effective for interim reporting periods ending after June 15, 2009. The adoption of this FSP at June 30, 2009 did not have a material impact on the results of operations or financial position as it only required disclosures which are included in Note 4.

FASB Statement No. 165, Subsequent Events, establishes general standards of accounting for and disclosure of subsequent events. Subsequent events are events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Statement is effective for interim or annual periods ending after June 15, 2009. The impact of this new Statement was not material to the Corporation’s consolidated financial statements. Management has evaluated events occurring subsequent to the balance sheet date through the financial statement issuance date of September 21, 2009 determining no events require adjustment to, or additional disclosure in the financial statements.

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (FAS 141(R)), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS No. 160), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as a component of equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited and the Corporation does not expect the adoption of FAS No. 160 to have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133. (FAS No. 161). FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.

Effect of Newly Issued But Not Yet Effective Accounting Standards: FASB Statement No. 166, Accounting for Transfers of Financial Assets, is a revision to FASB Statement 140 that is the primary source of accounting guidance for transfers of financial assets and securitization transactions. Statement No. 166 will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. The new Statement will be effective at the start of the Corporation’s first fiscal year beginning after November 15, 2009. The impact of adoption of this Statement is not expected to be material to the Corporation’s consolidated financial statements.

FASB Statement No. 167, Amendments to FASB Interpretation No. 46R, amends FIN 46(R) to replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with a qualitative approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity (VIE) that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Unlike FIN 46 (R), this Statement requires ongoing reconsideration of whether (1) an entity is a VIE and (2) an enterprise is the primary beneficiary of a VIE. It is expected that the amendments will result in more entities consolidating VIEs that previously were not consolidated. The Statement will also require additional disclosures about an enterprise’s involvement in variable interest entities. The new Statement will be effective at the start of the Corporation’s first fiscal year beginning after November 15, 2009. The impact of adoption of this Statement is not expected to be material to the Corporation’s consolidated financial statements.

On June 29, 2009, Statement No. 168 was issued to replace the guidance in FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (Statement No. 162), and identifies the FASB Accounting Standards Codification (Codification) as the single source of authoritative U.S. Generally

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accepted Accounting Principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. The Codification reorganizes all previous GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. All existing standards that were used to create the Codification will be superseded, replacing the previous references to specific Statements of Financial Accounting Standards (SFAS) with numbers used in the Codification’s structural organization. Statement No. 168 is effective for interim and annual periods ending after September 15, 2009. After September 15, only one level of authoritative GAAP will exist, other than guidance issued by the Securities and Exchange Commission (SEC). All other accounting literature excluded from the Codification will be considered non-authoritative. The adoption of the Codification does not have a material impact on the Corporation’s consolidated financial statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 2 - SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
U.S. Government agency obligations	$6,000	$ -	$(137)	$5,863
Equity securities	2	-	-	2

Total	6,002	-	(137)	5,865

Mortgage Backed Securities:
Federal National Mortgage Association participation certificates	179	2	-	181
Government National Mortgage Association participation certificates	50	-	-	50
Total mortgage-backed securities available for sale	229	2	-	231

Total	$6,231	$ 2	$(137)	$6,096

2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
U.S. Government agency obligations	$5,748	$ -	$(125)	$5,623

Mortgage Backed Securities:
Federal National Mortgage Association participation certificates	189	-	(1)	188
Government National Mortgage Association participation certificates	55	-	-	55
Total mortgage-backed securities available for sale	244	-	(1)	243
Total	$5,992	$ -	$(126)	$5,866

All mortgage backed securities held by the Corporation have underlying collateral of residential real estate.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 2 – SECURITIES (continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

2009	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
	(In thousands)
Federal Home Loan Mortgage (FHLMC) Corporation participation certificates	$62	$ -	$ -	$62
Total mortgage-backed securities held to maturity	$62	$ -	$ -	$62

2008	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
	(In thousands)
Federal Home Loan Mortgage Corporation participation certificates	$72	$ 1	$ -	$73
Government National Mortgage Association participation certificates	8	-	-	8
Total mortgage-backed securities held to maturity	$80	$ 1	$ -	$81

No securities were sold during the fiscal years ended 2009 and 2008.

The fair value of debt securities and carrying amount, if different, at year-end 2009 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Equity securities were excluded.

	Held to maturity		Available for sale
	Carrying amount	Fair value	Amortized cost	Fair value
	(in thousands)

Due in one year or less	$ -	$ -	$ -	$ -
Due from one to five years	-	-	1,000	985
Due from five to ten years	-	-	4,000	3,888
Due after ten years	-	-	1,000	990
Mortgage-backed	62	62	229	231
Total	$62	$62	$6,229	$6,094

Securities pledged to secure public deposits at year-end 2009 and 2008 had carrying amounts of $4.2 million and $4.1 million, respectively.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 2 – SECURITIES (continued)

At year-end 2009 and 2008, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

Securities with unrealized losses at year-end 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2009	Less than 12 months		12 months or more		Total
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
U.S. Government agency obligations	$5,863	$(137)	$ -	$ -	$5,863	$(137)

2008	Less than 12 months		12 months or more		Total
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
U.S. Government agency obligations	$4,623	$(125)	$ -	$ -	$4,623	$(125)
Federal National Mortgage Association participation certificates	181	(1)	-	-	181	(1)

Total	$4,804	$(126)	$ -	$ -	$4,804	$(126)

Unrealized losses on the above federal agency and mortgage-backed securities have not been recognized in income because the issuers of the bonds are all federal sponsored agencies and the decline in fair value is temporary and largely due to changes in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 3 - LOANS

Loans at year end were as follows:

	2009	2008
	(in thousands)
Residential real estate
One- to four-family	$ 62,940	$ 63,952
Multi-family	8,136	8,297
Nonresidential real estate and land	72,157	64,085
Commercial loans – secured	17,533	17,353
Commercial loans – unsecured	145	71
Consumer and other loans	6,328	7,241
	167,239	160,999

Net deferred loan origination costs	221	226
Undisbursed portion of loans in process	(4,328)	(3,511)
Allowance for loan losses	(1,694)	(1,482)

Loans, net	$161,438	$156,232

Activity in the allowance for loan losses was as follows:

	2009	2008
	(in thousands)

Beginning balance	$1,482	$ 930
Provision for loan losses	444	858
Loans charged-off	(253)	(307)
Recoveries	21	1

Ending balance	$1,694	$1,482

Individually impaired loans were as follows:

	2009	2008
	(in thousands)
Year-end loans with no allocated allowance for loan losses	$ -	$ 128
Year-end loans with allocated allowance for loan losses	1,823	1,556

Total	$1,823	$1,684

Amount of the allowance for loan losses allocated	$ 413	$ 411

	2009	2008
	(in thousands)

Average of individually impaired loans during year	$1,826	$1,248
Interest income recognized during impairment	53	52
Cash-basis interest income recognized	50	41

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 3 – LOANS (continued)

Nonaccrual loans and loans past due 90 days still on accrual were as follows:

	2009	2008
	(in thousands)

Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	949	1,160

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 - FAIR VALUE

FAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of loan servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Corporation is able to compare the valuation model inputs and results to widely available published industry data for reasonableness (Level 2 inputs).

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 4 - FAIR VALUE (continued)

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at June 30, 2009 Using
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Available for sale securities
U. S. government agency obligations	$5,863	$ -	$5,863	$ -
Equity securities	2	2	-	-
Federal National Mortgage Association Participation Certificates	181	-	181	-
Government National Mortgage Association Participation Certificates	50	-	50	-
Total Securities available for sale	$6,096	$ 2	$6,094	$ -

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at June 30, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Loan servicing rights	-	517	-
Impaired loans, net of allowance	-	-	1,410

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 4 - FAIR VALUE (continued)

The following represent impairment charges recognized during the period:

Servicing rights, which are carried at lower of cost or fair value based on stratifying rights into groupings, were written down to fair value of $517,000, resulting in a valuation allowance of $172,000. A net charge of $133,000 was included in earnings for the period. Servicing rights totaling $109,000 were carried at cost.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1,823,000, with a valuation allowance of $413,000, resulting in an additional provision for loan losses of $2,000 for the period.

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$ 13,755	$ 13,755	$ 13,049	$ 13,049
Investment Securities	5,865	5,865	5,623	5,623
Mortgage-backed securities	293	293	323	324
Loans, net, including loans held for sale	161,749	166,562	156,232	159,924
Federal Home Loan Bank stock	2,422	n/a	2,389	n/a
Accrued interest receivable	515	515	621	621

Financial liabilities
Deposits	$(153,627)	$(152,083)	$(141,332)	$(138,254)
Federal Home Loan Bank advances	(13,869)	(14,525)	(20,595)	(20,875)
Other borrowed funds	(800)	(800)	-	-
Accrued interest payable	(172)	(172)	(186)	(186)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items is not considered material.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	2009	2008
	(in thousands)

Mortgage loan portfolios serviced for:
FHLMC and others	$92,395	$85,727

Custodial escrow balances maintained in connection with serviced loans were $518 and $419 at year-end 2009 and 2008.

Activity for mortgage servicing rights and the related valuation allowance follows:

	2009	2008
	(in thousands)
Servicing rights:
Beginning of year	$ 663	$ 661
Additions	303	129
Amortized to expense	(207)	(98)
Change in valuation allowance	(133)	(29)

End of year	$ 626	$ 663

Valuation allowance:
Beginning of year	$ 39	$ 10
Additions expensed	175	29
Reductions credited to operations	(42)	-

End of year	$ 172	$ 39

The fair value of servicing rights was $797,000 and $818,000 at year-end 2009 and 2008. Fair value at year-end 2009 was determined using a discount rate of 8.0% and a prepayment speed ranging from 192% to 599% for 2009 and 164% to 474% for 2008.

The weighted average amortization period is 9.40 years.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2009	2008
	(in thousands)

Land	$ 856	$ 821
Buildings	1,751	1,740
Furniture, fixtures and equipment	1,532	1,309
Construction in process	724	-
	4,863	3,870

Less: Accumulated depreciation	1,480	1,281

Premises and equipment, net	$3,383	$2,589

Depreciation expense was $194,000 and $204,000 for 2009 and 2008, respectively.

Operating Leases: The Bank entered into a lease agreement for office premises in Sugarcreek, Ohio under an operating lease expiring during the fiscal year ended June 30, 2013. Rent commitments were as follows:

2010	$13,000
2011	13,000
2012	13,000
2013	11,000
Total	$50,000

Rental expense under operating leases totaled approximately $13,200 for the year ended June 30, 2009 and $17,800 for the year ended June 30, 2008.

NOTE 7 - DEPOSITS

Time deposits of $100,000 or more were $31.5 million and $24.7 million at year-end 2009 and 2008.

Scheduled maturities of time deposits for the next five years were as follows:

(in thousands)

2010	$45,965
2011	30,892
2012	7,108
2013	1,388
2014	1,325

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At year end, advances from the Federal Home Loan Bank were as follows:

	2009	2008
	(in thousands)

Maturities May 2012 through June 2017, putable fixed rate advance with rates from 2.82% to 4.82%, averaging 4.34%	$11,000	$11,000

Maturities September 2008 through February 2009, regular fixed rate advances with rates from 2.61% to 2.71%, averaging 2.66%.	-	3,000

Maturities June 2014 through October 2021, fixed rate select payment mortgage matched amortizing advances with rates from 3.57% to 6.10%, averaging 4.41% in 2009 and 4.15% in 2008	1,332	2,359

Maturities April 2010 through October 2014, fixed rate amortizing advances with rates from 3.23% to 4.89%, averaging 4.62% in 2009 and 4.53% in 2008	1,070	1,229

Maturity October 2013, fixed rate balloon payment amortizing advance with a rate of 4.43%	467	507

Maturity January 2011, variable rate callable LIBOR based advance with a rate of 2.90%.	-	2,500

Total	$13,869	$20,595

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $40.9 million and $41.7 million of first mortgage loans under a blanket lien arrangement at year-end 2009 and 2008, respectively. Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to total of $32,720,000 at year-end 2009.

Payment Information: Required payments over the next five years and thereafter are:

(in thousands)

2010	$1,151
2011	277
2012	6,259
2013	2,242
2014	465
Thereafter	3,475

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 9 - OTHER BORROWINGS

The Corporation has a 1.0 million line of credit with another financial institution. The line is collateralized by 10 shares of the Bank’s common stock held by the Corporation. The Corporation had a $800,000 balance on the line of credit at June 30, 2009 and no outstanding balance at June 30, 2008. The line of credit had an interest rate of 5.0% at June 30, 2009.

NOTE 10 - BENEFIT PLANS

401(k) Plan: A 401(k) benefit plan allows employee contributions from employees who are age 21 with at least six months of service. Employee contributions are limited to the permissible amounts as defined by the Internal Revenue Service. The Corporation contributes an amount equal to 3% of each participant’s annual compensation. For 2009 and 2008, the Corporation matched the first 4% of the participant’s elective contribution. The expense of the 401(k) plan was $116,000 and $93,000 for the years ending June 30, 2009 and 2008, respectively.

Employee Stock Ownership Plan: Employees participate in an Employee Stock Ownership Plan (“ESOP”). When it was established, the ESOP borrowed from the Corporation to purchase shares of stock. The Corporation makes discretionary contributions to the ESOP, as well as pays dividends on unallocated shares held in the ESOP, and the ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares were used to purchase shares in the open market which were allocated to participant accounts. Increased shares are the result of the ESOP trust purchasing FFD Financial Corporation shares in the open market with dividends. Participants receive the shares allocated to their accounts at the end of employment.

There were no expenses related to the ESOP plan for 2009 or 2008. The plan year ending December 31, 2006 was the final year for the plan. The ESOP loan was paid in full and all shares were allocated.

Shares held by the ESOP were as follows at June 30:

	2009	2008

Allocated to participants	123,155	116,426
Unreleased	-	-
Shares committed to be released	-	-

Total ESOP shares	123,155	116,426
Fair value of unreleased shares	$ -	$ -

Recognition and Retention Plan: The Corporation has adopted a Recognition and Retention Plan (“RRP”). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation’s common stock in the open market. All awarded shares were fully vested as of June 30, 2006. There was no RRP expense for the fiscal years ended June 30, 2009 or 2008. The plan was terminated in October 2008. Accumulated dividends of $65,000 held by the plan were returned to the Corporation.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 10 - BENEFIT PLANS (continued)

Stock Option Plan: The Corporation’s 1996 Stock Option Plan (the “Plan”), which is shareholder-approved, permits the grant to its employees of options to purchase up to 169,838 common shares. The plan expired as to new awards in 2006. When granted, options had an exercise price equal to the market price of the Corporation’s common shares at the date of grant; those option awards have a vesting period of five years and a ten-year contractual term. The Corporation has a policy of using treasury shares, when available, to satisfy option exercises. Currently, the Corporation has a sufficient number of treasury shares to satisfy expected share option exercises.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation’s common stock. The Corporation uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding

A summary of the activity in the stock option plan for 2009 follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at beginning of year	27,780	$10.85
Granted	-	-
Exercised	(5,445)	9.09
Forfeited or expired	(125)	12.48
Outstanding at end of year	22,210	$11.28	3.2 yrs	$58,906

Exercisable at end of year	22,210	$11.28	3.2 yrs	$58,906

Options available for grant	-

Information related to the stock option plan during each year follows:

	2009	2008
	(In thousands)

Intrinsic value of options exercised	$12	$12
Cash received from options exercised	49	18
Tax benefit realized from option exercises	-	-

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 10 - BENEFIT PLANS (continued)

During 2000, the Corporation modified the exercise price and contractual life of fully vested options held by a director and executive officer of the Corporation. As a result of the modification, a liability has been accrued for the difference between the fair market value of the stock and the option exercise price. The accrued liability was $20,000 and $55,000 at June 30, 2009 and 2008, respectively. 2,490 modified options remain outstanding at June 30, 2009, with an exercise price of $9.25, an original contractual life of 10 years and a remaining contractual period of 1 year. In conjunction with adoption of SFAS No. 123(R) there will be no further expense recognized for these modified stock options.

NOTE 11 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2009	2008
	(In thousands)

Current expense	$ 626	$ 717
Deferred expense	(64)	(107)

Total	$ 562	$ 610

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	2009	2008
	(In thousands)

Federal statutory rate times financial statement income
Effect of:	$550	$605
Other, net	12	5

Total	$562	$610

Effective tax rate	34.7%	34.3%

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 11 - INCOME TAXES (continued)

Year-end deferred tax assets and liabilities were due to the following:

	2009	2008
	(In thousands)
Deferred tax assets:
Retirement expense	$ 26	$ 40
Allowance for loan losses	576	504
Net unrealized loss on available for sale securities	46	43
Other	16	14
Deferred tax assets	664	601

Deferred tax liabilities:
Net deferred loan origination cost	$ (61)	$ (59)
Prepaid expense	(51)	(53)
Federal Home Loan Bank dividends	(438)	(427)
Depreciation	(58)	(60)
Loan servicing rights	(213)	(226)

Deferred tax liability	(821)	(825)
Net deferred tax liability	$(157)	$(224)

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2009, include approximately $1.65 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $561,000 at June 30, 2009.

The adoption of FIN 48 at July 1, 2007, had no impact on the Corporation’s financial statements. At July 1, 2007 and June 30, 2009, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The Corporation is subject to U.S. federal income tax. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2004. The tax years 2004-2008 remain open to examination by the U.S. taxing authority.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 12 - RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2009 were as follows:

(In thousands)

Beginning balance	$ 3,749
New loans	1,052
Repayments	(885)

Ending balance	$ 3,916

NOTE 13 - REGULATORY CAPITAL MATTERS

Federal savings banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of June 30, 2009, the Bank met all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2009 and 2008, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 13 - REGULATORY CAPITAL MATTERS (continued)

The Bank’s actual and required capital amounts (in thousands) and ratios are presented below at year end.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	As of June 30, 2009

Total capital to risk weighted assets	$19,536	12.8%	12,226	8.0%	$15,282	10.0%

Tier 1 (core) capital to risk weighted assets	18,256	11.9%	6,113	4.0%	9,169	6.0%

Tier 1 (core) capital to Adjusted assets	18,256	9.7%	7,562	4.0%	9,453	5.0%

Tangible capital (to adjusted total assets)	18,256	9.7%	2,836	1.5%	N/A	N/A

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	As of June 30, 2009

Total capital to risk weighted assets	$18,945	13.1%	11,572	8.0%	$14,465	10.0%

Tier 1 (core) capital to risk weighted assets	17,463	12.1%	5,786	4.0%	8,679	6.0%

Tier 1 (core) capital to adjusted total assets	17,463	9.6%	7,268	4.0%	9,085	5.0%

Tangible capital to adjusted total assets	17,463	9.6%	2,726	1.5%	N/A	N/A

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 13 - REGULATORY CAPITAL MATTERS (continued)

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank’s payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2009, the Bank had $925,000 in remaining dividends available under a $2.0 million approval obtained from the OTS in January 2008.

NOTE 14 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts (in thousands) of financial instruments with off-balance-sheet risk at year end were as follows:

	2009		2008
	(In thousands)
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$754	$ 3,046	$ -	$ 1,405
Unused lines of credit	63	31,302	202	30,456
Standby letters of credit	-	983	-	968

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 4.625% to 5.625% and maturities ranging from 15 years to 30 years.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

FFD FINANCIAL CORPORATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

June 30, 2009 and 2008

(in thousands)

	2009	2008
ASSETS
Cash and due from financial institutions	$ 42	$ 209
Investment in Bank subsidiary	18,230	17,445
Prepaid federal income taxes	398	508
Prepaid expenses and other assets	17	18

Total assets	$18,687	$18,180

LIABILITIES AND SHAREHOLDERS EQUITY
Other borrowed funds	$ 800	$ -
Accrued interest payable	2	-

Total liabilities	802	-

Common stock and additional paid-in capital	8,312	8,274
Retained earnings	15,751	15,331
Accumulated other comprehensive loss, net	(89)	(83)
Treasury stock - at cost	(6,089)	(5,342)

Total shareholders’ equity	17,885	18,180

Total liabilities and shareholders’ equity	$18,687	$18,180

FFD FINANCIAL CORPORATION

CONDENSED STATEMENTS OF INCOME

Years ended June 30

(in thousands)

	2009	2008
Income
Interest income	$ -	$ 3
Dividends from subsidiaries	525	1,250
	525	1,253
Expense
Interest expense	25	-
Other expense	301	287
	326	287
Income before income tax and undistributed subsidiary income	199	966

Income tax (benefit)	(103)	(97)
Equity in undistributed subsidiary income	755	107
Net income	$1,057	$1,170

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

FFD FINANCIAL CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

Years ended June 30, 2009 and 2008

(In thousands)

	2009	2008

Cash flows from operating activities:
Net income	$1,057	$1,170
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Equity in undistributed net income of Bank subsidiary	(755)	(107)
Increase (decrease) in cash due to changes in:
Prepaid expenses and other assets and accrued interest payable	3	(2)
Prepaid federal income taxes	110	117
Net cash provided by operating activities	415	1,178

Cash flows from financing activities:
Proceeds from borrowed funds	800	-
Return of accumulated dividends on unawarded recognition and retention plan shares	65	-
Proceeds from exercise of stock options	49	18
Purchase of treasury stock	(794)	(416)
Cash dividends paid on common stock	(702)	(695)
Net cash used in financing activities	(582)	(1,093)

Net increase (decrease) in cash and cash equivalents	(167)	85

Cash and cash equivalents at beginning of year	209	124

Cash and cash equivalents at end of year	$ 42	$ 209

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008

NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow (dollars in thousands except per share data):

	2009	2008
Basic
Net income	$ 1,057	$ 1,170

Weighted average common shares outstanding	1,033,220	1,081,040

Basic earnings per common share	$ 1.02	$ 1.08

Diluted
Net income	$ 1,057	$ 1,170

Weighted average common shares outstanding for basic earnings per common share	1,033,220	1,081,040
Add: Dilutive effects of assumed exercises of stock options	1,683	5,894

Average shares and dilutive potential common shares	1,034,903	1,086,934

Diluted earnings per common share	$ 1.02	$ 1.08

Stock options for 10,000 and 3,500 shares of common stock were not considered in computing diluted earnings per common share for 2009 and 2008 because they were antidilutive.

SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD’s shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016-3572

(800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 20, 2009, at 1:00 P.M., local time, at the Toland-Herzig Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-KSB

A copy of FFD’s Annual Report on Form 10-KSB will be available at no charge to shareholders upon request to:

FFD Financial Corporation

321 North Wooster Avenue

Dover, Ohio 44622

Attention: Secretary

Investing In our community…it's not just a slogan; it's

the way we do business at First Federal Community Bank

Not only do we provide a wide array of financial services, our people invest back into the community in the following ways:

Leadership & Volunteer roles in the following..

Tuscarawas County Chamber of Commerce	Tuscarawas County Farm Bureau
CIC Board of Trustees	Tuscarawas AAA Board of Directors
American Red Cross Board of Directors	Tuscarawas County Board of Realtors
Kent State University Tuscarawas County Board	United Way of Tuscarawas County
Kent State University Tuscarawas Co.	Union Hospital Development & Community Relations
District Trustees Board	Tuscora Chapter SHRM
Tuscarawas County Community Foundation	Dover Public Library Board of Directors
East Central Ohio Builders & Industry Association	Tuscarawas County YMCA Board of Directors
Rainbow Connection Board of Directors	Tuscarawas County Save our Homes Task Force
Leadership Tuscarawas	New Philadelphia Rotary Club
New Philadelphia Kiwanis Club	Main Street New Philadelphia
Dover Rotary Club	Twin City Hospital Board of Directors
Tuscarawas Center for the Arts	American Red Cross Home Town Heroes Program
Holmes County Chamber of Commerce	Ohio Bankers League Board of Directors
Berlin Main Street Merchants	Dover Lions Club
Sugarcreek Business Association	Tuscarawas County Convention & Visitors Board
Business Factory Board of Directors	Tuscarawas County OSU Agriculture 4-H Board
Tuscarawas County 4-H Advisors	Society for Equal Access
Tuscarawas County Pork Producers

Employee donations /funds raised for $13,188.15 provided to...

Rainbow Connection	American Red Cross
MDA	Harbor House
Friends of Foster Families	American Cancer Society Relay for Life
Dress a Child	Salvation Army
Hospice of Tuscarawas County	United Way of Tuscarawas County
Tuscarawas County Food	Union Hospital Breast Cancer Awareness
Pantry Share-A-Christmas	Campaign Big Brothers Big Sisters
Parkinson’s Disease Foundation	Harcatus Head Start

Building a Strong Foundation

FFD Financial Corporation and First Federal Community Bank Directors and Executive Officers

Board of Directors (left to right): D. Kaufman, R. Sensel, S Clinton, L. Gundy, R. Brinkman, Jr., E. Loader

Richard A. Brinkman, Jr., CEO
AAA of Tuscarawas County

Stephen G. Clinton, President
Capital Market Securities, Inc.

Leonard L. Gundy, President
Benchmark Construction, Inc.

David W. Kaufman, Broker/Owner
Kaufman Realty and Auction

Enos L. Loader
Chairman of the Board and Retired Senior Bank Executive

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

Directors Emeritus FFD Financial Corporation and First Federal Community Bank

J. Richard Gray, Chairman
Hanhart Agency, Inc.

Executive Officers of FFD Financial Corporation and First Federal Community Bank

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Senior Vice President,
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

Other Officers of First Federal Community Bank

Michele L. Larkin
Vice President

Nick G. McMillen
Vice President

Stephenie M. Wilson
Vice President

Kristofer A. Kreinbihl
Assistant Vice President

Carol L. Slemmer
Banking Officer & Executive Assistant

First Federal Community Bank · FFD Financial Corporation · Member FDIC

First Federal
COMMUNITY BANK

FFD Financial Corporation
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio 44622

Phone: (330) 364-7777
Toll Free: (866) 849-3560
www.onlinefirstfed.com

NASDAQ Symbol: FFDF

74°
First
Federal
COMMUNITY BANK