Form 10-K, Exhibit 13
period 2010-06-30
FFD FINANCIAL CORP/OH
filed 2010-09-28
CIK 1006177

Exhibit 13

FFD Financial
CORPORATION
2010 Annual Report

FIRST
FEDERAL
SAVINGS

Founded to meet a need, growing to fulfill it.

First Federal $200 MILLION • 2010 •

Proudly achieving $200 million in assets in 2010.

Through the years...

1898
Dover Building and Loan opens on Tuscarawas Ave.

1900
Average U.S. home price: $4,000

1901
Dover formally incorporated as a city

1937
First Federal Savings and Loan Association opens on 214 W. 3rd St. in Dover

1950
Average U.S. Salary $2,992

1961
$10 million in assets reached

1970
Average U.S. home price: $23,400

FIRST FEDERAL SAVINGS

1980
First Federal Savings Bank opens on 201 W. 3rd. St. in Dover

1985
Average U.S. price for a gallon of gasoline: $1.09

1996
Wooster Ave Main Office

FFD Financial CORPORATION

1998
New Philadelphia
branch opens

1999
$100 million
in assets reached

2000
Average U.S. price for
a gallon of gasoline: $1.26

2002
Boulevard branch opens

2006
First Federal website,
onlinefirstfed.com is launched

2007
Sugarcreek branch opens

2009
Berlin branch opens

2010
$200 million
in assets reached

Growing with the community *since 1898.*

www.onlinefirstfed.com

A Message to Shareholders

Dear Fellow Shareholder:

In fiscal year 2010 FFD Financial Corporation recorded an increase in total assets of over $17 million representing a 9.2% growth. Net income for fiscal 2010 was $959,000, or diluted earnings per share of $0.95, compared to the $1.1 Million, or $1.02 per diluted earnings per share in fiscal year 2009. While profitability was modestly lower in 2010, when considering the problems many other banks experienced due to the difficult economic conditions of the past year, we are pleased with our results. We remained profitable with strong capital ratios at a time when over a fourth of the nation’s banks lost money during their most recent reporting periods.

There are a variety of factors that negatively impacted our financial performance in 2010. Historically low interest rates reduced the return we can earn on our loans and securities. The struggling economy has caused difficulties for some of our borrower’s which have resulted in increased provisions for loan losses. We have experienced significant increases in FDIC insurance premiums along with other rising regulatory costs. Finally, our decision to open our Berlin office has added to our operating costs.

We would like to highlight the following:

•

In fiscal 2010, we recorded strong loan and deposit growth of 10.8% and 11.5% respectively. As we wrote to you last year, we opened a banking office in Berlin, Holmes County, Ohio in August 2009. This was part of our long term strategic plan to leverage our capital and business model to market areas that fit our community banking profile. We have been very pleased with our reception in Holmes County and the new market contributed significantly to our growth this past fiscal year.

•

Net interest income was up 5.7% and our non-interest income increased 16.8%.

•

Book value per share at the end of fiscal year 2010 was $18.10, an increase of 2.2% from fiscal year end 2009. We paid $0.68 of dividends per share in fiscal 2010, similar to 2009 ($0.675), while many in the banking industry have eliminated or reduced dividends.

•

Credit quality continues to remain a primary focus of our organization. Continued high unemployment rates in our market area and the soft economic recovery have affected the overall quality of our loan portfolio by increasing our number of delinquent loans. Although this area remains a continued concern, we have continued to record credit quality ratios that are better than the industry. Our net charge-off ratio was 0.14% for fiscal 2010, equal to the 0.14% for the prior year and 2.64% industry average1. Non-performing assets to total assets equaled 1.06% at year end, up from .57% last year, but well below the 3.31% industry average2. We increased our allowance for loan losses and had a coverage ratio at June 30, 2010 of 1.10% of our total loans, up from 1.04% in fiscal 2009.

____________________

1

FDIC June 30, 2010 report on All Financial Institutions

2

BankRegData.com analysis of all Insured Institutions as of June 30, 2010

We successfully completed management’s compliance with Sarbanes-Oxley Section 404 (SOX 404) for certification of internal controls this fiscal year. Shortly after completing this project, a federal law was passed exempting smaller companies from the auditor attestation requirement of this law. However, we continue to be subject to our own attestation of the effectiveness of our internal controls.

At First Federal Community Bank, we view it as a privilege to be entrusted with savings accounts that fund our ability to be “Investing in our Community” with the money we lend to local consumers and businesses. We are also proud to support the many civic organizations throughout Tuscarawas and Holmes Counties financially as well as with our staff volunteer activities in these organizations. We encourage you to review the special section on page 52 of this Annual Report which details information about our civic involvement.

As we look forward to 2011, significant challenges remain on the horizon. The massive new Dodd-Frank banking bill has added additional compliance costs to banks and created other uncertainties. The economy remains weak, and unemployment remains high. However, we see growth opportunities as a result of our strong reputation in our market and believe that our community banking business model remains attractive to current and prospective customers. We remain encouraged by the opportunities our new Holmes County market area present. We will continue to focus on growing profitably which, in turn, will continue to improve the value of your investment in FFD Financial Corporation. We remain committed to our shareholders, our community, and our staff, and we appreciate your confidence and support.

Sincerely,

Trent B. Troyer President & Chief Executive Officer	E. L. Loader Chairman of the Board

BUSINESS OF FFD FINANCIAL CORPORATION

FFD Financial Corporation (“FFD,” the “Corporation,” “we” or “us”) is the holding company for First Federal Community Bank (“First Federal” or the “Bank”), a federal savings bank. Since FFD’s formation in 1996, its activities have been limited primarily to holding all of First Federal’s outstanding common shares.

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

We obtain funds for lending and investing activities primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”), from Federal Home Loan Bank (“FHLB”) advances, loan sales and principal repayments on loans, investments and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, and branches in Dover, New Philadelphia, Sugarcreek and Berlin, Ohio, and provides access to its products and services via the Internet at www.onlinefirstfed.com.

We are subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the “OTS”). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

MARKET PRICE OF FFD’S

COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,010,596 of our common shares outstanding on September 1, 2010, held by 473 holders of record. Our common shares are listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “FFDF.”

The following table sets forth the high and low sales prices for our common shares on NASDAQ, and the dividends declared per share, for each quarter of fiscal years 2009 and 2010.

	High	Low	Cash Dividends Declared
Fiscal 2009
Quarter Ended
September 30, 2008	$14.95	$11.35	$.165
December 31, 2008	12.75	10.22	.17
March 31, 2009	11.50	10.34	.17
June 30, 2009	15.90	10.01	.17

	High	Low	Cash Dividends Declared
Fiscal 2010
Quarter Ended
September 30, 2009	$15.00	$12.00	$ .17
December 31, 2009	15.50	11.83	.17
March 31, 2010	14.00	12.01	.17
June 30, 2010	15.00	13.01	.17

Our income consists primarily of dividends which may periodically be declared by First Federal’s Board of Directors on the shares held by us. In addition to certain federal income tax considerations, OTS regulations limit the payment of dividends and other capital distributions by savings associations. For example, First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.

SELECTED CONSOLIDATED

FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth certain information concerning our consolidated financial condition, earnings and other data at the dates and for the periods indicated.

Selected consolidated financial	At June 30,
condition data:	2010	2009	2008	2007	2006
	(In thousands)

Total amount of:
Assets	$206,465	$189,014	$181,738	$172,994	$161,233
Interest-bearing deposits	7,896	12,574	11,347	7,162	6,288
Investment securities available for sale - carried at fair value	8,040	5,865	5,623	3,448	3,353
Mortgage-backed securities available for sale - carried at fair value	216	231	243	267	431
Mortgage-backed securities held to maturity - at cost	57	62	80	97	130
Loans receivable - net (1)	180,214	161,749	156,232	153,947	143,877
Deposits	171,339	153,627	141,332	139,922	121,919
FHLB advances and other borrowings	14,329	14,669	20,595	13,131	18,428
Shareholders’ equity	18,295	17,885	18,180	18,135	18,363

	For the year ended June 30,
Summary of earnings:	2010	2009	2008	2007	2006
	(In thousands, except per share data)

Interest income	$10,311	$10,473	$11,815	$11,472	$9,475
Interest expense	3,677	4,196	5,141	4,969	3,649
Net interest income	6,634	6,277	6,674	6,503	5,826

Provision for losses on loans	548	444	858	275	160
Net interest income after provision for losses on loans	6,086	5,833	5,816	6,228	5,666

Other income	867	742	586	580	599

Noninterest expense	5,489	4,956	4,622	4,342	4,203
Earnings before income taxes	1,464	1,619	1,780	2,466	2,062

Federal income taxes	505	562	610	843	710

Net earnings	$ 959	$ 1,057	$ 1,170	$ 1,623	$1,352
Earnings per share
Basic	$.95	$1.02	$1.08	$1.45	$1.15

Diluted	$.95	$1.02	$1.08	$1.44	$1.13

____________________

(1)

Includes loans held for sale.

Selected financial ratios	At or for the year ended June 30,
and other data:	2010	2009	2008	2007	2006

Return on average assets	0.49%	0.57%	0.66%	0.98%	0.87%
Return on average equity	5.32	5.87	6.42	8.95	7.56
Interest rate spread	3.44	3.44	3.66	3.77	3.73
Net interest margin	3.55	3.60	3.92	4.10	3.94
Other expense to average assets	2.79	2.70	2.61	2.61	2.70
Average equity to average assets	9.15	9.80	10.31	10.90	11.48
Nonperforming assets to total assets	1.06	0.57	0.64	0.47	0.31
Nonperforming and impaired assets to total assets	1.94	1.09	1.02	0.47	0.79
Nonperforming and impaired loans to total loans	2.24	1.14	1.17	0.52	0.86
Net charge-offs to total loans	0.14	0.14	0.20	0.06	0.12
Delinquent loans to total loans (1)	2.34	1.69	1.45	0.90	.93
Allowance for loan losses to total loans	1.10	1.04	0.94	0.60	0.52
Allowance for loan losses to nonperforming and impaired loans	49.69	87.41	80.15	115.38	59.17
Average interest-earning assets to average interest-bearing liabilities	105.77	106.52	108.46	108.88	108.46
Dividend payout ratio	71.74	66.41	59.40	37.70	40.87
Number of full service offices	5	4	3	3	3

____________________

(1)

Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Our principal business is owning all of First Federal’s outstanding stock. As a result, the discussion that follows focuses on First Federal’s financial condition and results of operations. The use of the terms “we,” “us” and “our” to refer to both FFD and First Federal together The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms “anticipates,” “plans,” “expects,” “believes,” “intends” and similar expressions as they relate to FFD, First Federal or their management are intended to identify such forward looking statements. Our actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policies are based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan losses is an accounting estimate of probable, but unconfirmed, asset impairment that has occurred in our loan portfolio as of the date of the consolidated financial statements, but before losses have been confirmed via a recorded charge-off or write-down. It is our policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

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

When the collection of a loan becomes doubtful, or otherwise troubled, we record a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan’s carrying value. We review major loans and major lending areas periodically in an effort to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

We account for our allowance for losses on loans in accordance with Accounting Standard Codification (“ASC”) No. 450, “Accounting for Contingencies,” and ASC No. 310, “Accounting by Creditors for Impairment of a Loan.” Both Statements require us to evaluate the collectability of both contractual interest and principal loan payments. ASC No. 450 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. ASC No. 310 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral.

A loan is impaired under ASC No. 310 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of ASC No. 310, we consider our investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with ASC No. 450.

Our policy is to charge off unsecured credits that are more than 90 days delinquent. Similarly, once a collateral dependent loan becomes more than 90 days delinquent, we consider it to constitute more than a minimum delay in repayment and is evaluated for impairment under ASC No. 310 at that time.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2009 TO JUNE 30, 2010

Our assets at June 30, 2010, totaled $206.5 million, a $17.5 million, or 9.2%, increase from the June 30, 2009 total. The increases were comprised primarily of increases of $17.4 million in loans receivable, $2.2 million in investment securities available for sale, $1.1 million in loans held for sale, $1.0 million in prepaid expenses and other assets, $572,000 in premises and equipment, $41,000 in accrued interest receivable, and $29,000 in mortgage servicing rights, which were partially offset by decreases of $4.7 million in cash and cash equivalents, $121,000 in real estate owned, and $20,000 in mortgage-backed securities available for sale and held to maturity.

Our cash and interest-bearing deposits totaled $9.0 million at June 30, 2010, a decrease of $4.7 million, or 34.3%, from June 30, 2009. Investment securities available for sale totaled $8.0 million at June 30, 2010, an increase of $2.2 million, or 37.1% from June 30, 2009. Called investment securities totaled $4.0 million and $6.0 million of investment securities were purchased during the fiscal year ended June 30, 2010.

Our mortgage-backed securities totaled $273,000 at June 30, 2010, a $20,000, or 6.8%, decrease from the total at June 30, 2009, due to principal repayments.

Our loans receivable, including loans held for sale, totaled $180.2 million at June 30, 2010, an increase of $18.5 million, or 11.4%, from the June 30, 2009 total. The portfolio of loans secured by one- to four-family residential real estate increased by $5.2 million to $68.2 million at June 30, 2010 largely due to increases in non-owner occupied residential real estate loans included in the one-to four-family portfolio. Loans secured by nonresidential real estate and land totaled $80.1 million at June 30, 2010, compared to $72.2 million at June 30, 2009, an increase of $7.9 million, or 11.0%. Commercial loans totaled $20.2 million at June 30, 2010, compared to $17.7 million at June 30, 2009, an increase of $2.5 million, or 14.0%. Net loan originations increased by $13.3 million, or 228.9%, compared to fiscal 2009. The increases in our loans receivable and originations are due primary to lending activity in our Berlin office that opened in August 2009.

The allowance for loan losses totaled $2.0 million and $1.7 million at June 30, 2010 and 2009, respectively, which represented 1.10% and 1.04% of total loans and 49.7% and 87.4% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans totaled $4.0 million and $1.9 million at June 30, 2010 and 2009, respectively. We believe that our nonperforming and impaired loans at June 30,

2010, are either adequately collateralized or have sufficient specific reserves for any probable loss on such loans. Although we believe that the allowance for loan losses at June 30, 2010, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect our net earnings.

Our deposits totaled $171.3 million at June 30, 2010, a $17.7 million, or 11.5%, increase over total deposits at June 30, 2009. This increase resulted primarily from new deposits at our new Berlin branch, our continued efforts to generate deposit growth through advertising and relationship banking strategies, as well as consumers moving funds into insured deposit accounts from uninsured investment vehicles, such as stocks and mutual funds.

FHLB advances totaled $13.7 million at June 30, 2010, a $170,000, or 1.2%, decrease from June 30, 2009. Other borrowed money totaled $630,000 at June 30, 2010, a $170,000, or 21.3%, decrease from June 30, 2009.

Shareholders’ equity totaled $18.3 million at June 30, 2010, an increase of $410,000 from June 30, 2009 levels. This increase was due primarily to $959,000 of net earnings, $118,000 in unrealized gains from the mark to market of securities available for sale and $45,000 from activity related to stock based compensation plan, which were partially offset by dividends paid of $688,000, and the purchase of treasury shares totaling $24,000.

COMPARISON OF OPERATING RESULTS

FOR THE YEARS ENDED JUNE 30, 2009 AND 2010

Our consolidated net earnings depend primarily on our level of net interest income, which is the difference between interest earned on our interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by our interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

General. Our net earnings totaled $959,000 for the fiscal year ended June 30, 2010, a decrease of $98,000, or 9.3%, compared to fiscal 2009. This decrease in net earnings resulted from increases of $533,000, or 10.8%, in noninterest expense and $104,000, or 23.4%, in the provision for losses on loans, which were partially offset by increases of $357,000, or 5.7%, in net interest income and $125,000, or 16.9%, in noninterest income and a decrease of $57,000, or 10.1%, in income tax expense.

Net Interest Income. Our total interest income decreased by $162,000, or 1.6%, to a total of $10.3 million for the year ended June 30, 2010. Interest income on loans decreased by $148,000, or 1.5%, due primarily to a 52 basis point decrease in the average yield, which was partially offset by a $11.6 million increase in the average balance outstanding. Interest income on mortgage-backed securities decreased by $8,000, or 47.1%, due primarily to a $23,000, or 7.5%, decrease in the average balance outstanding and a 238 basis point decrease in the average yield earned on such securities, to 3.19% in fiscal 2010. Interest income on investment securities increased by $25,000 due primarily to a $2.0 million, or 35.5%, increase in the average balance outstanding, which was partially offset by a 79 basis point decrease in the average yield earned on such securities, to 3.44%. Interest income on interest-bearing deposits decreased by $31,000, or 21.1% due primarily to decreases in the average balance outstanding of $1.2 million, or 12.4%, and in the average yield of 15 basis points to 1.35%. The decreases in the average yields on our interest-earning assets were due primarily to the overall decrease in interest rates in the economy.

Interest expense on deposits decreased by $390,000, or 11.3%, for the year ended June 30, 2010, compared to fiscal 2009, due primarily to a decrease of 49 basis points in the average cost of deposits to 1.88%, which was partially offset by an increase in the average deposit portfolio balance outstanding year to year of $16.8 million, or 11.5%. Interest expense on borrowings decreased by $129,000, or 17.3%, due primarily to a decrease of $3.9 million, or 21.3%, in the average balance of advances outstanding, which was partially offset by a 21 basis point increase in the average cost of such borrowings to 4.29%. The sustained low rate environment has reduced our interest expense significantly, particularly on deposits; however, if rates increase we may be required to increase the interest rates we offer on our deposits to compete with market rates, resulting in our interest expense increasing.

As a result of the foregoing changes in interest income and interest expense, our net interest income increased by $357,000, or 5.7%, for the fiscal year ended June 30, 2010, compared to fiscal 2009. The interest rate spread was 3.44% for the fiscal years ended June 30, 2010 and 2009, while the net interest margin was 3.55% in fiscal 2010, compared to 3.60% in fiscal 2009. The prevailing low interest rates environment in the 2010 fiscal year increased our net interest income, largely because our liabilities repriced to lower rates faster than our assets. When rates increase this scenario could have the opposite effect. It is difficult to predict the effect of future rate increases or decreases because of the timing differences in the repricing of assets and liabilities and interest rate floors on some of our assets.

Provision for Loan Losses. We charge a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by our management based on historical loss experience, the volume and type of lending conducted by us, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to our market area, and other factors related to the collectability of our loan portfolio. The provision for losses on loans totaled $548,000 for the year ended June 30, 2010, an increase of $104,000 compared to fiscal 2009. The increase in the provision for losses on loans was due to increases in specific allocations on impaired loans, increases in impaired and nonperforming loans as well as our assessment of our loan portfolio, delinquency rates, net charge-offs, and current economic conditions. Over the twelve-month period, the allowance for loan losses increased by 17.7% from a balance of $1.7 million to $2.0 million. The coverage ratio as a percentage of net loans increased from 1.04% as of June 30, 2009 to 1.10% as of June 30, 2010. Net charge-offs for the twelve-month period totaled $249,000, or .15%, of average loans in fiscal 2010 compared to charge-offs of $232,000, which was also .15% of average loans in fiscal 2009. Non-performing loans were $2.2 million, or 1.21%, of total loans at June 30, 2009, compared to $949,000, or .58%, at June 30, 2009. There can be no assurance that our loan loss allowance will be adequate to cover losses on nonperforming assets in the future, and if additions to the allowance are required, it may adversely affect our net earnings.

Noninterest Income. Noninterest income totaled $867,000 for the fiscal year ended June 30, 2010, an increase of $125,000, or 16.9%, from fiscal 2009. The $125,000 increase in noninterest income resulted primarily from a $193,000 increase in mortgage servicing revenue net of amortization and impairment charges related to mortgage servicing rights, a $41,000 increase in service charges on deposit accounts, a $9,000 impairment loss on securities which was recognized in fiscal 2009 and a $11,000 increase in other noninterest income, which were partially offset by a $129,000 decrease in gain on sale of mortgage loans from a softening in the residential mortgage market. The recovery of a portion of the valuation allowance against the carrying value of the Corporation’s loan servicing rights is a function of interest rates, prepayment speed assumptions, and refinancing of mortgage loans.

Noninterest Expense. Noninterest expenses totaled $5.5 million for the fiscal year ended June 30, 2010, an increase of $533,000, or 10.8%, compared to fiscal 2009. The increase resulted from increases of $255,000, or 11.7%, in employee and director compensation, $83,000, or 18.0%, in occupancy and equipment, $71,000, or 11.6%, in other expenses, $33,000, or 28.0%, in advertising, $29,000, or 8.2%, in data processing, $29,000 in loss on sale of real estate owned, $14,000, or 8.8%, in postage and stationary supplies, $8,000, or 3.6%, in checking account maintenance expense, $5,000, or 3.9% in ATM processing, $4,000, or 1.6%, in professional and consulting fees, $3,000, or 1.3% in FDIC insurance premiums, which were partially offset by a decrease of $1,000, or .4%, in franchise taxes.

The increase in employee and director compensation and benefits included increases of $297,000 in wages, and related benefit expenses, which were partially offset by decreases of $13,000 in 401(k) benefits, and a $29,000 increase in deferred loan origination costs. The increase in wages and related expenses was due to increases in the size of staff, salaries, and incentive compensation, in large part due to staffing additions in connection with our new Berlin office which opened in August 2009. Our new Berlin office also contributed significantly to the increases in occupancy and equipment, advertising, postage and stationary, and checking account processing and maintenance.

Federal Income Taxes. The provision for federal income taxes totaled $505,000 for the fiscal year ended June 30, 2010, a decrease of $57,000, or 10.1%, compared to fiscal 2009. The decrease resulted primarily from a $155,000, or 9.6%, decrease in earnings before taxes. Our effective tax rates were 34.5% and 34.7% for the fiscal years ended June 30, 2010 and 2009, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to our average balance sheet and reflects the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities for the periods indicated. These yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,
	2010			2009			2008
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
Interest-earning assets:
Loans receivable	$170,354	$9,919	5.82%	$158,768	$10,067	6.34%	$157,810	$11,295	7.16%
Mortgage-backed securities	282	9	3.19	305	17	5.57	341	23	6.74
Investment securities	7,755	267	3.44	5,725	242	4.23	4,049	198	4.89
Interest-bearing deposits and other	8,563	116	1.35	9,774	147	1.50	7,949	299	3.76
Total interest-earning assets	186,954	10,311	5.52	174,572	10,473	6.00	170,149	11,815	6.94

Non-interest-earning assets	9,971			9,289			6,691

Total assets	$196,925			$183,861			$176,840

Interest-bearing liabilities:
Deposits	$162,353	3,060	1.88	$145,603	3,450	2.37	$139,347	4,397	3.16
Borrowings	14,395	617	4.29	18,281	746	4.08	17,531	744	4.24
Total interest-bearing liabilities	176,748	3,677	2.08	163,884	4,196	2.56	156,878	5,141	3.28

Non-interest-bearing liabilities	2,150			1,957			1,726

Total liabilities	178,898			165,841			158,604

Shareholders’ equity	18,027			18,020			18,236

Total liabilities and shareholders’ equity	$196,925			$183,861			$176,840

Net interest income		$6,634			$6,277			$6,674

Interest rate spread			3.44%			3.44%			3.66%

Net interest margin (net interest income as a percent of average interest-earning assets)			3.55%			3.60%			3.92%

Average interest-earning assets to average interest-bearing liabilities			105.77%			106.52%			108.46%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,
	Volume	2010 vs. 2009 Increase (decrease) due to Rate	Total	Volume	2009 vs. 2008 Increase (decrease) due to Rate	Total
	(In thousands)
Interest income attributable to:
Loans receivable	$ 706	$(854)	$(148)	$ 68	$(1,296)	$(1,228)
Mortgage-backed securities	(1)	(7)	(8)	(2)	(4)	(6)
Investment securities	75	(50)	25	74	(30)	44
Interest-bearing deposits and other	(17)	(14)	(31)	57	(209)	(152)

Total interest income	763	(925)	(162)	197	(1,539)	(1,342)

Interest expense attributable to:
Deposits	368	(758)	(390)	190	(1,137)	(947)
Borrowings	(165)	36	(129)	31	(29)	2
Total interest expense	203	(722)	(519)	221	(1,166)	(945)

Increase (Decrease) in net interest income	$ 560	$(203)	$ 357	$ (24)	$ (373)	$ (397)

ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that our interest-earning assets reprice differently than its interest-bearing liabilities. As part of our effort to monitor and manage interest rate risk, we use the “net interest income” (“NII”) and “net portfolio value” (“NPV”) methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. NII is interest income minus interest expense. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the prevailing rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2010 and 2009, is an analysis of our interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200 and +300 and -100, -200 and -300 basis points in market interest rates.

June 30, 2010
Net Interest Income				Net Portfolio Value
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base

+300	$8,097	$ 596	7.95%	$16,038	$(6,657)	(29.33)%
+200	7,791	290	3.86	17,919	(4,776)	(21.04)
+100	7,607	106	1.42	20,379	(2,316)	(10.21)
Base	7,501	-	-	22,695	-	-
-100	7,188	(313)	(4.17)	25,046	2,351	10.36
-200	6,654	(847)	(11.30)	27,499	4,804	21.17
-300	6,103	(1,398)	(18.64)	30,620	7,925	34.92

June 30, 2009
Net Interest Income				Net Portfolio Value
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base

+300	$6,818	$ 788	13.07%	$18,810	$(5,241)	(21.79)%
+200	6,439	409	6.78	20,071	(3,980)	(16.55)
+100	6,231	201	3.33	22,180	(1,871)	(7.78)
Base	6,030	-	-	24,051	-	-
-100	5,788	(242)	(4.01)	25,860	1,809	7.52
-200	5,415	(615)	(10.20)	27,905	3,854	16.02
-300	4,984	(1,046)	(17.35)	30,803	6,752	28.07

As the above table shows, in the event of a sudden increase in interest rates, our net interest income would increase but our overall net portfolio value would decrease, and a sudden decrease in rates would have the opposite effect. However, as with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds are deposits, proceeds from loan sales, principal repayments on loans and mortgage-backed securities, maturities of investment securities and other funds provided by operations. We also have the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. We maintain investments in liquid assets based upon our assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2010, we had commitments to originate loans, including unused lines of credit, totaling $42.0 million. Our management anticipates that these loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by our operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2010 and 2009:

	Year ended June 30,
	2010	2009
	(In thousands)

Net earnings	$ 959	$ 1,057
Adjustments to reconcile net earnings to net cash from operating activities	(1,759)	1,655
Net cash from operating activities	(800)	2,712
Net cash used in investing activities	(20,605)	(6,993)
Net cash from financing activities	16,684	4,987
Net change in cash and cash equivalents	(4,721)	706

Cash and cash equivalents at beginning of year	13,755	13,049

Cash and cash equivalents at end of year	$ 9,034	$13,755

The following table sets forth information regarding our obligations and commitments, including undisbursed loans in process, to make future payments under contract as of June 30, 2010:

	Payments due by period
	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
Contractual obligations:
Advances from the Federal Home Loan Bank	$ 447	$ 6,388	$ 2,353	$ 489	$4,022	$ 13,699
Other borrowed funds	-	-	630	-	-	630
Operating Leases	13	13	11	-	-	37
Certificates of deposit	61,022	20,436	11,650	2,482	707	96,297

Amount of commitments expiring per period
Commitments to originate loans:
Overdraft lines of credit	996	-	-	-	-	996
Home equity lines of credit	15,743	-	-	-	-	15,743
Commercial lines of credit	18,005	-	-	-	-	18,005
One- to four-family and multi-family loans	1,599	-	-	-	-	1,599
One- to four-family commitment to sell	1,377	-	-	-	-	1,377
Non-residential real estate and land loans	3,294	-	-	-	-	3,294
Non-mortgage loans	885	-	-	-	-	885
Standby letters of credit	68	-	-	-	-	68

Total contractual obligations	$103,449	$26,837	$14,644	$2,971	$4,729	$152,630

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

OTS regulations require that savings institutions maintain “risk-based capital” in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $1.4 million at June 30, 2010.

First Federal exceeded all of its capital requirements and was “well-capitalized” under OTS regulations at June 30, 2010. Note 13 - Regulatory Capital summarizes First Federal’s regulatory capital requirements and regulatory capital at June 30, 2010 and 2009.

REPORT OF MANAGEMENT ON THE COMPANY’S

INTERNAL CONTROL OVER FINANCIAL REPORTING

September 15, 2010

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

Management of FFD Financial Corporation including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company’s internal control over financial reporting as of June 30, 2010, based on criteria for effective internal control over financial reporting described in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of June 30, 2010, based on specified criteria.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting because management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

/s/Trent B. Troyer	/s/Robert R. Gerber
Trent B. Troyer Chief Executive Officer	Robert R. Gerber Chief Financial Officer

Crowe Horwath LLP Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

FFD Financial Corporation

Dover, Ohio

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Cleveland, Ohio

September 20, 2010

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2010 and 2009

(In thousands, except share data)

ASSETS	2010	2009

Cash and due from financial institutions	$ 1,138	$ 1,181
Interest-bearing deposits in other financial institutions, including overnight deposits	7,896	12,574
Cash and cash equivalents	9,034	13,755

Investment securities available for sale	8,040	5,865
Mortgage-backed securities available for sale	216	231
Mortgage-backed securities held to maturity, fair value 2010 - $57, 2009 - $62	57	62
Loans receivable - net of allowance of $1,993 and $1,694	178,837	161,438
Loans held for sale	1,377	311
Real estate owned, net	-	121
Premises and equipment, net	3,955	3,383
Federal Home Loan Bank of Cincinnati stock, at cost	2,422	2,422
Loan servicing rights	655	626
Accrued interest receivable	556	515
Prepaid expenses and other assets	1,316	285

Total assets	$206,465	$189,014

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Non-interest bearing	$ 13,257	$ 9,828
Interest bearing	158,082	143,799
Total deposits	171,339	153,627
Federal Home Loan Bank advances	13,699	13,869
Other borrowed funds	630	800
Accrued interest payable	145	172
Accrued and deferred federal income taxes	170	219
Other liabilities	2,187	2,442
Total liabilities	188,170	171,129

Commitments and contingent liabilities (Note 14)

Shareholders’ equity
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	-	-
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	-	-
Additional paid-in capital	8,334	8,312
Retained earnings	16,022	15,751
Accumulated other comprehensive income (loss), net	29	(89)
Treasury stock, at cost (2010 - 443,904 shares, 2009 - 444,844 shares)	(6,090)	(6,089)
Total shareholders’ equity	18,295	17,885

Total liabilities and shareholders’ equity	$206,465	$189,014

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30, 2010 and 2009

(In thousands, except per share data)

	2010	2009
Interest and dividend income
Loans, including fees	$ 9,919	$10,067
Mortgage-backed securities	9	17
Investment securities	267	242
Interest-bearing deposits and other	116	147
	10,311	10,473
Interest expense
Deposits	3,060	3,450
Borrowings	617	746
	3,677	4,196

Net interest income	6,634	6,277

Provision for loan losses	548	444

Net interest income after provision for loan losses	6,086	5,833

Noninterest income
Net gain on sales of loans	371	500
Mortgage servicing revenue (loss) net of amortization and impairment	49	(144)
Service charges on deposit accounts	322	281
Impairment loss on securities	-	(9)
Other	125	114
	867	742

Noninterest expense
Employee and director compensation and benefits	2,431	2,176
Occupancy and equipment	544	461
Franchise taxes	230	231
FDIC Insurance Premiums	242	239
Data processing	383	354
ATM processing	134	129
Professional and consulting fees	259	255
Postage and stationary supplies	173	159
Advertising	151	118
Checking account maintenance expense	228	220
Loss on sale of real estate owned	29	-
Other	685	614
	5,489	4,956

Income before income taxes	1,464	1,619

Income tax expense	505	562

Net income	$ 959	$ 1,057

Earnings per share:
Basic	$ .95	$ 1.02

Diluted	$ .95	$ 1.02

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended June 30, 2010 and 2009

(In thousands)

	2010	2009

Net income	$ 959	$1,057

Other comprehensive income (loss), net of related tax effects:
Unrealized holding gains (losses) on securities available for sale during the period, net of taxes (benefits) of $61 and $(3) in 2010 and 2009, respectively	118	(6)

Comprehensive income	$1,077	$1,051

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended June 30, 2010 and 2009

(In thousands, except share and per share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total

Balance at July 1, 2008	-	$8,274	$15,331	$ (83)	$(5,342)	$18,180

Net income	-	-	1,057	-	-	1,057
Purchase of 65,833 shares of treasury stock	-	-	-	-	(794)	(794)
Change in unrealized losses on securities available for sale, net of related tax benefits	-	-	-	(6)	-	(6)
Exercise of 5,445 stock options, including tax benefit	-	38	-	-	47	85
Return of accumulated dividends on unawarded recognition and retention plan shares	-	-	65	-	-	65
Dividends of $.675 per share	-	-	(702)	-	-	(702)

Balance at June 30, 2009	-	8,312	15,751	(89)	(6,089)	17,885

Net income	-	-	959	-	-	959
Purchase of 1,700 shares of treasury stock	-	-	-	-	(24)	(24)
Change in unrealized losses on securities available for sale, net of related tax benefits	-	-	-	118	-	118
Exercise of 2,640 stock options, including tax benefit	-	22	-	-	23	45
Dividends of $.68 per share	-	-	(688)	-	-	(688)

Balance at June 30, 2010	$ -	$8,334	$16,022	$ 29	$(6,090)	$18,295

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2010 and 2009

(In thousands)

	2010	2009
Cash flows from operating activities:
Net income	$ 959	$ 1,057
Adjustments to reconcile net earnings to net cash from operating activities:
Net amortization of investment securities	1	(1)
Depreciation and amortization	476	401
Provision for loan losses	548	444
Valuation loss (recovery of valuation loss) on mortgage servicing rights	(64)	133
Net gain on sales of loans	(371)	(500)
Net losses on real estate owned	29	-
Impairment loss on securities	-	9
Origination of loans held for sale	(18,314)	(25,460)
Proceeds from sales of loans held for sale	17,427	25,346
Federal Home Loan Bank stock dividends	-	(33)
Increase (decrease) in cash due to changes in:
Deferred loan origination fees	(48)	5
Accrued interest receivable	(41)	106
Prepaid expenses and other assets	(1,031)	(36)
Other liabilities	(385)	1,319
Accrued interest payable	(27)	(14)
Deferred federal income taxes	41	(64)
Net cash from operating activities	(800)	2,712

Cash flows from investing activities:
Purchase of investment securities designated as available for sale	(5,998)	(6,011)
Proceeds from maturities/calls of investment securities designated as available for sale	4,000	5,750
Principal repayments on mortgage-backed securities	21	32
Loan originations and payments, net	(19,239)	(5,789)
Proceeds from participation loan sales to other financial institutions	1,000	13
Additions to premises and equipment	(821)	(988)
Proceeds from sale of real estate owned	432	-
Net cash from investing activities	(20,605)	(6,993)

Continued

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended June 30, 2010 and 2009

(In thousands)

	2010	2009

Cash flows from financing activities:
Net change in deposits	$ 17,712	$ 12,295
Proceeds from Federal Home Loan Bank advances	1,100	-
Repayments of Federal Home Loan Bank advances	(1,270)	(6,726)
Proceeds from other borrowed funds	-	800
Repayments of other borrowed funds	(170)	-
Proceeds from exercise of stock options	24	49
Purchase of treasury stock	(24)	(794)
Return of accumulated dividends on unawarded recognition and retention plan shares	-	65
Cash dividends paid	(688)	(702)
Net cash from financing activities	16,684	4,987

Net change in cash and cash equivalents	(4,721)	706

Beginning cash and cash equivalents	13,755	13,049

Ending cash and cash equivalents	$ 9,034	$ 13,755

Supplemental cash flow information:
Cash paid during the year for:
Federal income taxes	$ 615	$ 515
Interest paid	$ 3,704	$ 4,210

Supplemental noncash disclosures:
Transferred from loans to real estate owned	$ 340	$ 121

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

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

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, loan servicing rights, and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities less than 90 days, overnight deposits from the Federal Home Loan Bank of Cincinnati and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and borrowings with original maturities of 90 days or less.

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

June 30, 2010 and 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities are reviewed at least quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In estimating other-than-temporary impairment, management evaluates: the length of time and extent the fair value has been less than cost, the expected cash flows of the security and the financial condition and near term prospects of the issuer. For securities that are considered to be other-than-temporarily impaired, management assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) Other-than-temporary impairment related to credit loss, which must be recognized in the income statement and 2) Other-than-temporary impairment related to other factors, which is recognized in other comprehensive income or loss. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

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

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

Concentration of Credit Risk: Most of the Corporation’s business activity is with customers located within Tuscarawas and Holmes Counties. Therefore, the Corporation’s exposure to credit risk is significantly affected by changes in the economy in the Tuscarawas and Holmes County area.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

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

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.

The Bank is subject to periodic examinations by its federal and state regulatory examiners and may be required by such regulators to recognize additions to the allowance for loan losses based on their assessment of credit information available to them at the time of their examinations. The process of assessing the adequacy of the allowance for loan losses is necessarily subjective. Further, and particularly in times of economic downturns, it is reasonably possible that future credit losses may exceed historical loss levels and may also exceed management’s current estimates of incurred credit losses inherent within the loan portfolio. As such, there can be no assurance that future charge-offs will not exceed management’s current estimates of what constitutes a reasonable allowance for credit losses.

Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

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

June 30, 2010 and 2009

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

Servicing fee income, which is reported on the income statement as mortgage servicing revenue (loss) net of amortization and impairment, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $212,000 and $197,000 for the years ended June 30, 2010 and 2009. Late fees and ancillary fees related to loan servicing are not material.

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

June 30, 2010 and 2009

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

The Corporation applies a more likely than not recognition threshold for uncertain tax positions. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Corporation recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

Benefit Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions.

Employee Stock Ownership Plan (ESOP): The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest. As of June 30, 2010 and 2009, all shares held in the ESOP were allocated to participant accounts.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. There were no unallocated shares held by the ESOP for the fiscal years ended June 30, 2010 or 2009, respectively. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

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

Restrictions on Cash: Cash on hand or on deposit with the Federal Home Loan Bank and MoneyGram were required to meet compensating balance requirements. The required compensating balance as of June 30, 2010 and 2009 was approximately $285,000. Interest earned on these balances is not considered material.

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

June 30, 2010 and 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06 to Fair Value Measurements and Disclosures (ASC 820), Improving Disclosures About Fair Value Measurements. This ASU added new disclosures about transfers in and out of Level 1 and 2 fair value measurements, clarified existing fair value disclosure requirements about the appropriate level of disaggregation, and clarified that a description of valuation techniques and inputs used to measure fair value was required for recurring and nonrecurring Level 2 and 3 fair value measurements. The new disclosures and clarifications of existing disclosures for ASC 820 were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of these disclosure provisions of the ASU had no impact on the Corporation's consolidated financial statements. This ASU also requires disclosures for Level 3 activity about purchases, sales, issuances, and settlements be presented on a gross basis rather than as a net number, as currently permitted. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. These disclosure provisions of the ASU are not expected to have a material impact on the Company’s consolidated financial statements.

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In July 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-20 to Receivables (ASC 310) Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU adds new disclosures designed to enhance the transparency of an entity’s allowance for loan and lease losses (ALLL), and the credit quality of its financing receivables, and to increase the understanding of an entity’s credit risk exposure and adequacy of the ALLL. The required disclosures will include the nature of the credit risk inherent in the loan portfolio, how the risk is analyzed and assessed to determine the ALLL, and the changes and reasons for those changes in the ALLL. These disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Corporation will include these disclosures in the notes to the consolidated financial statements upon adoption of this ASU.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 2 - SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
U.S. Government agency obligations	$7,997	$ 41	$ -	$8,038
Equity securities	2	-	-	2

Total	7,999	41	-	8,040

Mortgage Backed Securities:
Federal National Mortgage Association participation certificates	168	2	-	170
Government National Mortgage Association participation certificates	45	1	-	46
Total mortgage-backed securities available for sale	213	3	-	216
Total	$8,212	$ 44	$ -	$8,256

2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
U.S. Government agency obligations	$6,000	$ -	$(137)	$5,863
Equity securities	2	-	-	2

Total	6,002	-	(137)	5,865

Mortgage Backed Securities:
Federal National Mortgage Association participation certificates	179	2	-	181
Government National Mortgage Association participation certificates	50	-	-	50
Total mortgage-backed securities available for sale	229	2	-	231

Total	$6,231	$ 2	$(137)	$6,096

All mortgage backed securities held by the Corporation have underlying collateral of residential real estate.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 2 - SECURITIES (continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

2010	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
	(In thousands)
Federal Home Loan Mortgage (FHLMC) Corporation participation certificates	$57	$ -	$ -	$57
Total mortgage-backed securities held to maturity	$57	$ -	$ -	$57

2009	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
	(In thousands)
Federal Home Loan Mortgage (FHLMC) Corporation participation certificates	$62	$ -	$ -	$62
Total mortgage-backed securities held to maturity	$62	$ -	$ -	$62

No securities were sold during the fiscal years ended 2010 and 2009.

The amortized cost and fair value of debt securities at year-end 2010 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Equity securities were excluded.

	Held to maturity		Available for sale
	Carrying amount	Fair value	Amortized cost	Fair value
	(in thousands)

Due in one year or less	$ -	$ -	$ -	$ -
Due from one to five years	-	-	-	-
Due from five to ten years	-	-	5,997	6,031
Due after ten years	-	-	2,000	2,007
Mortgage-backed	57	57	213	216
Total	$57	$57	$8,210	$8,254

Securities pledged to secure public deposits at year-end 2010 and 2009 had carrying amounts of $5.3 million and $4.2 million, respectively.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 2 - SECURITIES (continued)

At year-end 2010 and 2009, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

There were no securities with unrealized losses at year-end 2010. Securities with unrealized loss at year-end 2009 are aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2009	Less than 12 months		12 months or more		Total
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
U.S. Government agency obligations	$5,863	$(137)	$ -	$ -	$5,863	$(137)

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 3 - LOANS

Loans at year end were as follows:

	2010	2009
	(in thousands)
Residential real estate
One- to four-family	$ 68,171	$ 62,940
Multi-family	8,328	8,136
Nonresidential real estate and land	80,066	72,157
Commercial loans - secured	20,056	17,533
Commercial loans - unsecured	101	145
Consumer and other loans	6,048	6,328
	182,770	167,239

Net deferred loan origination costs	269	221
Undisbursed portion of loans in process	(2,209)	(4,328)
Allowance for loan losses	(1,993)	(1,694)

Loans, net	$178,837	$161,438

Activity in the allowance for loan losses was as follows:

	2010	2009
	(in thousands)

Beginning balance	$1,694	$1,482
Provision for loan losses	548	444
Loans charged-off	(257)	(253)
Recoveries	8	21

Ending balance	$1,993	$1,694

Individually impaired loans were as follows:

	2010	2009
	(in thousands)
Year-end loans with no allocated allowance for loan losses	$ 444	$ -
Year-end loans with allocated allowance for loan losses	3,480	1,823

Total	$3,924	$1,823

Amount of the allowance for loan losses allocated	$ 582	$ 413

	2010	2009
	(in thousands)

Average of individually impaired loans during year	$2,739	$1,826
Interest income recognized during impairment	49	53
Cash-basis interest income recognized	47	50

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

Included in loans individually impaired are loans with balances of $410,000 and $112,000 for which Corporation has modified the repayment terms during fiscal year 2010 and 2009 and are considered to be troubled debt restructurings.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 3 - LOANS (continued)

Nonaccrual loans and loans past due 90 days or more still on accrual were as follows:

	2010	2009
	(in thousands)

Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	2,188	949

Nonaccrual loans and loans past due 90 days or more still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of loan servicing rights carried at fair value due to impairment is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Corporation is able to compare the valuation model inputs and results to widely available published industry data for reasonableness (Level 2 inputs).

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

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

Assets Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at June 30, 2010 Using
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Available for sale securities
U. S. government agency obligations	$8,038	$ -	$8,038	$ -
Equity securities	2	2	-	-
Federal National Mortgage Association participation certificates-residential	170	-	170	-
Government National Mortgage Association participation certificates-residential	46	-	46	-
Total securities available for sale	$8,256	$ 2	$8,254	$ -

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

	Fair Value Measurements at June 30, 2009 Using
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Available for sale securities
U. S. government agency obligations	$5,863	$ -	$5,863	$ -
Equity securities	2	2	-	-
Federal National Mortgage Association participation certificates-residential	181	-	181	-
Government National Mortgage Association participation certificates-residential	50	-	50	-
Total securities available for sale	$6,096	$ 2	$6,094	$ -

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at June 30, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Loan servicing rights	-	209	-
Impaired loans, net of allowance	-	-	2,898

	Fair Value Measurements at June 30, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Loan servicing rights	-	517	-
Impaired loans, net of allowance	-	-	1,410

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 4 - FAIR VALUE (continued)

The following represent impairment charges recognized during the period:

For the fiscal year ended June 30, 2010, impaired servicing rights, which are carried at fair value based on stratifying rights into groupings, were written down to fair value of $209,000, resulting in a valuation allowance of $108,000. A net benefit due to recovery of servicing rights fair value of $64,000 was included in earnings for the period. Servicing rights totaling $446,000 were carried at amortized value.

For the fiscal year ended June 30, 2009, impaired servicing rights, which are carried at fair value based on stratifying rights into groupings, were written down to fair value of $517,000, resulting in a valuation allowance of $172,000. A net charge of $133,000 was included in earnings for the period. Servicing rights totaling $109,000 were carried at amortized value.

For the fiscal year ended June 30, 2010, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $3,480,000, with a valuation allowance of $582,000, resulting in an additional provision for loan losses of $356,000for the period.

For the fiscal year ended June 30, 2009, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1,823,000, with a valuation allowance of $413,000, resulting in an additional provision for loan losses of $2,000 for the period.

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$ 9,034	$ 9,034	$ 13,755	$ 13,755
Investment securities	8,040	8,040	5,865	5,865
Mortgage-backed securities	273	273	293	293
Loans, net, including loans held for sale	180,214	183,277	161,749	166,562
Federal Home Loan Bank stock	2,422	n/a	2,422	n/a
Accrued interest receivable	556	556	515	515

Financial liabilities
Deposits	$(171,339)	$(172,763)	$(153,627)	$(152,083)
Federal Home Loan Bank advances	(13,699)	(14,585)	(13,869)	(14,525)
Other borrowed funds	(630)	(630)	(800)	(800)
Accrued interest payable	(145)	(145)	(172)	(172)

The methods and assumptions used to estimate fair value are described as follows:

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

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

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	2010	2009
	(in thousands)

Mortgage loan portfolios serviced for:
FHLMC and others	$86,705	$85,274

Custodial escrow balances maintained in connection with serviced loans were $544 and $518 at year-end 2010 and 2009.

Activity for mortgage servicing rights and the related valuation allowance follows:

	2010	2009
	(in thousands)
Servicing rights net of valuation allowance:
Beginning of year	$ 626	$ 663
Additions	192	303
Amortized to expense	(227)	(207)
Change in valuation allowance	64	(133)

End of year	$ 655	$ 626

Valuation allowance:
Beginning of year	$ 172	$ 39
Additions expensed	26	175
Reductions credited to operations	(90)	(42)

End of year	$ 108	$ 172

The fair value of servicing rights was $926,000 and $797,000 at year-end 2010 and 2009. Fair value at year-end 2010 was determined using a discount rate of 8.0% and a prepayment speed ranging from 163% to 311% for 2010 and 192% to 599% for 2009.

The weighted average amortization period is 9.48 years.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2010	2009
	(in thousands)

Land	$ 999	$ 856
Buildings	3,059	1,751
Furniture, fixtures and equipment	1,626	1,532
Construction in process	-	724
	5,684	4,863

Less: Accumulated depreciation	1,729	1,480

Premises and equipment, net	$3,955	$3,383

Depreciation expense was $249,000 and $194,000 for 2010 and 2009, respectively.

Operating Leases: The Bank entered into a lease agreement for office premises in Sugarcreek, Ohio under an operating lease expiring during the fiscal year ended June 30, 2013. Rent commitments were as follows:

June 30, 2011	13,000
2012	13,000
2013	11,000
Total	$37,000

Rental expense under operating leases totaled approximately $13,000 for the years ended June 30, 2010 and 2009.

NOTE 7 - DEPOSITS

Time deposits of $100,000 or more were $37.9 million and $31.5 million at year-end 2010 and 2009.

Scheduled maturities of time deposits for the next five years and thereafter were as follows:

(in thousands)

June 30, 2011	$61,022
2012	20,436
2013	11,650
2014	2,482
2015	701
Thereafter	6

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At year end, advances from the Federal Home Loan Bank were as follows:

	2010	2009
	(in thousands)

Maturities May 2012 through June 2017, putable fixed rate advance with rates from 2.82% to 4.82%, averaging 4.34%	$11,000	$11,000

Maturities June 2014 through October 2021, fixed rate select payment mortgage matched amortizing advances with rates from 2.72% to 6.10%, averaging 3.59% in 2010 and rates from 3.57% to 6.10%, averaging 4.41% in 2009	2,205	1,332

Maturity October 2014, fixed rate amortizing advances with a rate of 4.06%, in 2010, maturities April 2010 through October 2014, with rates from 3.23% to 4.89%, averaging 4.62% in 2009	194	1,070

Maturity October 2013, fixed rate balloon payment amortizing advance with a rate of 4.43%	300	467

Total	$13,699	$13,869

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $44.7 million and $40.9 million of first mortgage loans under a blanket lien arrangement at year-end 2010 and 2009, respectively. Based on this collateral and the Corporation’s holdings of FHLB stock, the Corporation was eligible to borrow up to total of $30.9 million at year-end 2010.

Required payments over the next five years and thereafter are:

(in thousands)

June 30, 2011	$ 447
2012	6,388
2013	2,353
2014	489
2015	2,218
Thereafter	1,804

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 9 - OTHER BORROWINGS

The Corporation has a 2.0 million line of credit with another financial institution. The line is collateralized by 25 of the 100 shares of the Bank’s common stock held by the Corporation. The Corporation had a $630,000 and $800,000 balance on the line of credit at June 30, 2010 and 2009, respectively. The line of credit had an interest rate of 5.0% at June 30, 2010.

NOTE 10 - BENEFIT PLANS

401(k) Plan: A 401(k) benefit plan allows employee contributions from employees who are age 21 with at least six months of service. Employee contributions are limited to the permissible amounts as defined by the Internal Revenue Service. The Corporation matched the first 4% of participant elective contributions for July and August 2009 and then reduced the match to the first 3% of participant elective contributions for the remainder of the fiscal year ending June 30, 2010. The Corporation matched the first 4% of the participant’s elective contribution for the year ending June 30, 2009. The expense of the 401(k) plan was $103,000 and $116,000 for the years ending June 30, 2010 and 2009, respectively.

Employee Stock Ownership Plan: Employees participate in an Employee Stock Ownership Plan (“ESOP”). When it was established, the ESOP borrowed from the Corporation to purchase shares of stock. The Corporation made discretionary contributions to the ESOP, as well as paid dividends on unallocated shares held in the ESOP, and the ESOP used funds it received to repay the loan. When loan payments were made, ESOP shares were allocated to participants based on relative compensation and expense was recorded. Dividends on allocated shares were used to purchase shares in the open market which were allocated to participant accounts. Increased shares are the result of the ESOP trust purchasing FFD Financial Corporation shares in the open market with dividends on allocated shares. Participants receive the shares allocated to their accounts at the end of employment.

There were no expenses related to the ESOP plan for 2010 or 2009. The plan year ending December 31, 2006 was the final year for the plan. The ESOP loan has been paid in full and all shares have been allocated.

Shares held by the ESOP were as follows at June 30:

	2010	2009

Allocated to participants	128,772	123,155
Unreleased	-	-
Shares committed to be released	-	-

Total ESOP shares	128,772	123,155
Fair value of unreleased shares	$ -	$ -

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

Recognition and Retention Plan: The Corporation previously maintained a Recognition and Retention Plan (“RRP”), which was terminated in October 2008. The Bank funded the RRP through the purchase of 40,600 shares of the Corporation’s common stock in the open market. All awarded shares were fully vested as of June 30, 2006. There was no RRP expense for the fiscal years ended June 30, 2010 or 2009. Accumulated dividends of $65,000 held by the plan were returned to the Corporation in 2009.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 10 - BENEFIT PLANS (continued)

Stock Option Plan: The Corporation’s 1996 Stock Option Plan (the “Plan”), which was shareholder-approved, permitted grants to its employees of options to purchase up to 169,838 common shares. The plan expired as to new awards in 2006. When granted, options had an exercise price equal to the market price of the Corporation’s common shares at the date of grant; those option awards have a vesting period of five years and a ten-year contractual term. The Corporation has a policy of using treasury shares, when available, to satisfy option exercises. Currently, the Corporation has a sufficient number of treasury shares to satisfy expected option exercises.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation’s common stock. The Corporation uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding.

A summary of the activity in the stock option plan for 2010 follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at beginning of year	22,210	$11.28
Granted	-	-
Exercised	(2,640)	9.20
Forfeited or expired	-	-
Outstanding at end of year	19,570	$11.56	2.5 yrs	$58,858

Exercisable at end of year	19,570	$11.56	2.5 yrs	$58,858

Options available for grant	-

Information related to the stock option plan during each year follows:

	2010	2009
	(In thousands)

Intrinsic value of options exercised	$13	$12
Cash received from options exercised	24	49
Tax benefit realized from option exercises	-	-

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 10 - BENEFIT PLANS (continued)

During 2000, the Corporation modified the exercise price and contractual life of fully vested options held by a director and executive officer of the Corporation. As a result of the modification, a liability has been accrued for the difference between the fair market value of the stock and the option exercise price. The accrued liability was eliminated when the director and executive officer of the Corporation completed the exercise of the available options in 2010. The liability was $55,000 at June 30, 2009. No modified options remain outstanding at June 30, 2010. In conjunction with adoption of ASC 718there will be no further expense recognized for these modified stock options.

NOTE 11 - INCOME TAXES

Income tax expense was as follows:

	2010	2009
	(In thousands)

Current expense	$464	$ 626
Deferred expense	41	(64)

Total	$505	$ 562

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	2010	2009
	(In thousands)

Federal statutory rate times financial statement income	$498	$550
Effect of:
Other, net	7	12

Total	$505	$562

Effective tax rate	34.5%	34.7%

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 11 - INCOME TAXES (continued)

Year-end deferred tax assets and liabilities were due to the following:

	2010	2009
	(In thousands)
Deferred tax assets:
Retirement expense	$ 18	$ 26
Allowance for loan losses	678	576
Net unrealized loss on available for sale securities	-	46
Nonaccrual loan interest	48	10
Other	11	6
Deferred tax assets	755	664

Deferred tax liabilities:
Net deferred loan origination cost	$ (80)	$ (61)
Prepaid expense	(54)	(51)
Federal Home Loan Bank dividends	(438)	(438)
Depreciation	(204)	(58)
Net unrealized gain on available for sale securities	(15)	-
Loan servicing rights	(223)	(213)
Deferred tax liability	(1,014)	(821)

Net deferred tax liability	$ (259)	$(157)

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2010, include approximately $1.65 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $561,000 at June 30, 2010.

At June 30, 2010 and June 30, 2009, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. There were no penalties or interest related to income taxes recorded in the income statement for the years ended June 30, 2010 and 2009 and no amounts accrued for penalties and interest as of June 30, 2010 and 2009.

The Corporation is subject to U.S. federal income tax. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2006. The tax years 2006-2009 remain open to examination by the U.S. taxing authority.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 12 - RELATED-PARTY TRANSACTIONS

Outstanding loans to principal officers, directors, and their affiliates during 2010 were as follows:

(In thousands)

Beginning balance	$ 3,916
New loans	2,094
Repayments	(1,811)

Ending balance	$ 4,199

All such loans are current in their payments and were made on prevailing market terms at the time of origination for comparable transactions with other person not related to the Corporation or the Bank, did not involve more than the normal risk of collectability or present other unfavorable features.

NOTE 13 - REGULATORY CAPITAL MATTERS

Federal savings banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of June 30, 2010, the Bank met all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2010 and 2009, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 13 - REGULATORY CAPITAL MATTERS (continued)

The Bank’s actual and required capital amounts (in thousands) and ratios are presented below at year end.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	As of June 30, 2010

Total capital to risk weighted assets	$19,754	12.0%	$13,180	8.0%	$16,475	10.0%

Tier 1 (core) capital to risk weighted assets	18,342	11.1%	6,590	4.0%	9,885	6.0%

Tier 1 (core) capital to Adjusted assets	18,342	8.9%	8,256	4.0%	10,320	5.0%

Tangible capital (to adjusted total assets)	18,342	8.9%	3,096	1.5%	N/A	N/A

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	As of June 30, 2009

Total capital to risk weighted assets	$19,536	12.8%	12,226	8.0%	$15,282	10.0%

Tier 1 (core) capital to risk weighted assets	18,256	11.9%	6,113	4.0%	9,169	6.0%

Tier 1 (core) capital to adjusted total assets	18,256	9.7%	7,562	4.0%	9,453	5.0%

Tangible capital to adjusted total assets	18,256	9.7%	2,836	1.5%	N/A	N/A

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

June 30, 2010 and 2009

NOTE 13 - REGULATORY CAPITAL MATTERS (continued)

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank’s payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2010, the Bank had $775,000 in remaining dividends available under a $1.0 million approval obtained from the OTS in March 2010.

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

The contractual amounts (in thousands) of financial instruments with off-balance-sheet risk at year end were as follows:

	2010		2009
	(In thousands)
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$577	$ 2,991	$754	$ 3,046
Unused lines of credit	-	34,744	63	31,302
Standby letters of credit	-	68	-	983

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments at June 30, 2010 have interest rates ranging from 4.375% to 5.00% and maturities ranging from 15 years to 30 years.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

FFD FINANCIAL CORPORATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

June 30, 2010 and 2009

(in thousands)

	2010	2009
ASSETS
Cash and due from financial institutions	$ 27	$ 42
Investment in Bank subsidiary	18,371	18,230
Prepaid federal income taxes	512	398
Prepaid expenses and other assets	17	17

Total assets	$18,927	$18,687

LIABILITIES AND SHAREHOLDERS EQUITY
Other borrowed funds	$ 630	$ 800
Accrued interest payable	2	2

Total liabilities	632	802

Common stock and additional paid-in capital	8,334	8,312
Retained earnings	16,022	15,751
Accumulated other comprehensive income (loss), net	29	(89)
Treasury stock - at cost	(6,090)	(6,089)

Total shareholders’ equity	18,295	17,885
Total liabilities and shareholders’ equity	$18,927	$18,687

FFD FINANCIAL CORPORATION

CONDENSED STATEMENTS OF INCOME

Years ended June 30, 2010 and 2009

(in thousands)

	2010	2009
Income
Interest income	$ -	$ -
Dividends from subsidiaries	1,150	525
	1,150	525
Expense
Interest expense	27	25
Other expense	267	301
	294	326
Income before income tax and undistributed subsidiary income	856	199

Income tax (benefit)	(100)	(103)
Equity in undistributed subsidiary income	3	755
Net income	$ 959	$1,057

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

FFD FINANCIAL CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

Years ended June 30, 2010 and 2009

(In thousands)

	2010	2009

Cash flows from operating activities:
Net income	$ 959	$1,057
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in undistributed net income of Bank subsidiary	(3)	(755)
Increase (decrease) in cash due to changes in:
Prepaid expenses and other assets and accrued interest payable	-	3
Prepaid federal income taxes	(113)	110
Net cash provided by operating activities	843	415

Cash flows from financing activities:
Proceeds from (repayments of) borrowed funds	(170)	800
Return of accumulated dividends on unawarded recognition and retention plan shares	-	65
Proceeds from exercise of stock options	24	49
Purchase of treasury stock	(24)	(794)
Cash dividends paid on common stock	(688)	(702)
Net cash used in financing activities	(858)	(582)

Net decrease in cash and cash equivalents	(15)	(167)

Cash and cash equivalents at beginning of year	42	209

Cash and cash equivalents at end of year	$ 27	$ 42

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009

NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow (dollars in thousands except per share data):

	2010	2009
Basic
Net income	$ 959	$ 1,057

Weighted average common shares outstanding	1,010,830	1,033,220

Basic earnings per common share	$ .95	$ 1.02

Diluted
Net income	$ 959	$ 1,057

Weighted average common shares outstanding for basic earnings per common share	1,010,830	1,033,220
Add: Dilutive effects of assumed exercises of stock options	3,062	1,683

Average shares and dilutive potential common shares	1,013,892	1,034,903

Diluted earnings per common share	$ .95	$ 1.02

Stock options for 3,500 and 10,000 shares of common stock were not considered in computing diluted earnings per common share for 2010 and 2009 because they were antidilutive.

SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD’s shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016-3572

(800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 19, 2010, at 1:00 P.M., local time, at the Toland-Herzig Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-K

A copy of FFD’s Annual Report on Form 10-K will be available at no charge to shareholders upon request to:

FFD Financial Corporation

321 North Wooster Avenue

Dover, Ohio 44622

Attention: Secretary

Investing In our community…it's not just a slogan; it's

the way we do business at First Federal Community Bank

Not only do we provide a wide array of financial services, our people invest back into the community in the following ways:

Leadership & Volunteer roles in the following..

Tuscarawas County Chamber of Commerce	Tuscarawas AAA Board of Directors
CIC Board of Trustees	Tuscarawas County Board of Realtors
American Red Cross Board of Directors	United Way of Tuscarawas County
Kent State Tuscarawas University Foundation	Union Hospital Development &
Kent State University Tuscarawas County	Community Relations
District Trustees Board	Tuscora Chapter SHRM
Tuscarawas County Community Foundation	Dover Public Library Board of Directors
East Central Ohio Builders & Industry Association	Tuscarawas County YMCA Board of Directors
Rainbow Connection Board of Directors	Tusc. County Save our Homes Task Force
Leadership Tuscarawas	Indian Valley Foundation
New Philadelphia Kiwanis Club	Main Street New Philadelphia
Dover Rotary Club	Twin City Hospital Board of Directors
Tuscarawas Center for the Arts	American Red Cross Home Town
Holmes County Chamber of Commerce	Heroes Program
Berlin Main Street Merchants	Ohio Bankers League Board of Directors
Sugarcreek Business Association	Dover Lions Club
Business Factory Board of Directors Tuscarawas	Tuscarawas County Convention & Visitors Board
County 4-H Advisors Tuscarawas County Pork	Tuscarawas County OSU Agriculture 4-H Board
Producers Tuscarawas County Farm Bureau	Society for Equal Access

Employee donations /funds raised for $13,391.90 provided to...

Rainbow Connection	American Red Cross
Dress a Child	Harbor House
Hospice of Tuscarawas County	American Cancer Society -Relay for Life
Tuscarawas Co. Food Pantries	Salvation Army
Share-A-Christmas	United Way of Tuscarawas County
Alzheimer’s Association	Union Hospital Breast Center
Tuscarawas Co. Literacy Coalition	P.A.L. Mission Campaign
Big Brothers Big Sisters

NOTES

Building a Strong Foundation

FFD Financial Corporation and First Federal Community Bank Directors and Executive Officers

Board of Directors (left to right): D. Kaufman, R. Sensel, S Clinton, L. Gundy, R. Brinkman, Jr., E. Loader

Board of Directors of FFD Financial Corporation and First Federal Community Bank

Richard A. Brinkman, Jr., Regional President
AAA of East Central Ohio

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
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

Other Officers of First Federal Community Bank

Michele L. Larkin
Vice President

Nick G. McMillen
Vice President

Stephenie M. Wilson
Vice President

Kristofer A. Kreinbihl
Assistant Vice President

Matthew A. Miller
Assistant Vice President

Carol L. Slemmer
Banking Officer & Executive Assistant

First Federal COMMUNITY BANK FFD Financial CORPORATION Member FDIC

FFD Financial Corporation
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio 44622

Phone: (330) 364-7777
Toll Free: (866) 849-3560
www.onlinefirstfed.com

NASDAQ Symbol: FFDF

Dover Main Office
321 N. Wooster Ave • Dover, Ohio 44622
(330) 364-7777

New Philadelphia Office
244 West High Ave • New Philadelphia, OH 44663
(330) 308-5555

Boulevard Office
902 Boulevard • Dover, OH 44622
(330) 602-9999

Sugarcreek Office
1047 West Main St • Sugarcreek, OH 44681
(330) 852-8888

Berlin Office
4737 US Hwy 62 • Berlin, OH 44610
(330) 893-2221