Form 10-K, Exhibit 13
period 2011-06-30
FFD FINANCIAL CORP/OH
filed 2011-09-28
CIK 1006177

Exhibit 13

2011 Annual Report

FFD Financial CORPORATION

Continued growth toward a better future.

$181,738
$172,994

Growing to meet our community's needs

$172,994
$181,738
$189,014
$206,465
$219,536
2007
2008
2009
2010
2011

FFD Financial
CORPORATION

Family members and customers by Shannon Karcher

A Message to Shareholders

Dear Fellow Shareholder:

In fiscal year 2011, FFD Financial Corporation recorded an increase in total assets of over $13 million, representing 6.3% growth. Our earnings per share in fiscal 2011 increased $0.38, a 40% improvement over 2010. Our net income for fiscal 2011 was $1.35 million, or diluted earnings per share of $1.33, compared to $959,000, or $0.95 per diluted share in fiscal 2010.

We would like to highlight the following items from last year's performance:

■
In fiscal 2011, we recorded strong deposit growth of 8.0% and modest loan growth of 1.9%. Our expansion into Holmes County, Ohio has helped us maintain the size of our loan portfolio in difficult economic times.

■	Our book value per share at the end of fiscal year 2011 was $18.76, an increase of 3.6% from fiscal year end 2010. We paid dividends of $0.68 per share in fiscal 2011.

■
Credit quality continues to remain a primary focus of our organization. Unemployment rates in part of our market area remain high, and the anticipated economic recovery has been soft. Although we experienced slight increases in net charge offs, our credit quality ratios remain better than the industry. Our delinquency ratio declined to 1.19% in fiscal 2011 compared to 2.34% in the prior year. Our net charge-off ratio was 0.36% for fiscal 2011, a slight increase of 0.14% for the prior year, but below the industry average of 1.08%1.  Non-performing assets to total assets equaled .82% at year end, down from 1.06% last year, and well below the industry average of 2.70%2. We increased our allowance for loan losses and had a total loan coverage ratio on June 30, 2011 of 1.18%, up from 1.10% in fiscal 2010.

■
In April 2011, the Bank filed an application with the Office of the Comptroller of the Currency to convert from a federal savings bank to a national bank. We believe the national bank charter better aligns with the Bank's current and long term business plan. When approved, we will convert from a thrift holding company to a bank holding company. We currently anticipate our conversion will occur in the second or third quarter of Fiscal 2012.

■
In May, we launched a new suite of Kasasa© branded checking and savings products. The program is designed to improve our ratio of lower cost deposits and improve our non-interest income. Additionally, we expect to see this targeted marketing improve our customer demographics.

During Fiscal 2011, we undertook a comprehensive review of all of our outsourced data processing systems and providers. We diligently investigated and selected several companies that we believe will significantly upgrade our efficiencies while reducing our overall data processing costs. We are planning conversions to these new systems from February 2012 through June 2012 and hope to realize significant savings going forward.

___________________________

1 FDIC June 30, 2011 report on All Financial Institutions
2 BankRegData.com analysis of all Insured Institutions as of June 30, 2011

As a community bank, we strive every day to meet the financial needs and help to improve the communities we serve. We are active members of our communities and are privileged to be entrusted with our customers' deposit accounts. We are "Investing in our Community" with these funds through loans to local consumers and businesses. We are also proud to support many civic organizations throughout Tuscarawas and Holmes Counties, both financially and through volunteer activities. We encourage you to review the special section on page 57 of this Annual Report which details information about our civic involvement.

As we look forward to 2012, significant challenges remain on the horizon. The massive new Dodd-Frank banking bill has added additional compliance costs for banks and created other uncertainties. The economy remains weak, and unemployment remains high. However, there are several bright spots in our primary market area that we believe provide for a good economic landscape. Holmes County has one of the lowest unemployment rates (6.8% as of June 2011) in the State of Ohio and recent activity in oil and gas locally offers new capital and jobs. We see growth opportunities as a result of our strong reputation in our market and believe that our community banking business model remains attractive to both current and prospective customers. We will continue to focus on growing profitably and improving the value of your investment in FFD Financial Corporation. We remain committed to our shareholders, our customers, our community, and our staff, and we appreciate your confidence and support.

Sincerely,

/s/ Trent B. Troyer	/s/ E. L. Loader
Trent B. Troyer	E. L. Loader
President & Chief Executive Officer	Chairman of the Board

BUSINESS OF FFD FINANCIAL CORPORATION

FFD Financial Corporation ("FFD," the "Corporation," "we" or "us") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Since FFD's formation in 1996, its activities have been limited primarily to holding all of First Federal's outstanding common shares.

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

Until July 21, 2011, we were subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). On that date the OTS transferred regulatory authority over savings and loan holding companies, including FFD, to the Board of Governors of the Federal Reserve (the "Fed"). First Federal was also subject to regulation, supervision and examination by the OTS, until July 21, 2011, when regulatory authority over federal thrifts was transferred to the Office of the Comptroller of the Currency (the "OCC"). First Federal was and continues to be regulated by the FDIC. First Federal is also a member of the FHLB of Cincinnati.

In April 2011, First Federal filed an application with the OCC to convert its charter from a federal savings bank to a national bank. If the application is approved, First Federal would become a national bank, subject to the rules and regulations governing national banks, but would remain subject to regulation, supervision and examination by the OCC and FDIC. If First Federal converts to a national bank, we will convert from a savings and loan holding company to a bank holding company, but will continue to be regulated, supervised and examined by the Fed. If approved, we anticipate those conversions to occur in the second or third quarter of fiscal 2012.

MARKET PRICE OF FFD'S
COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,016,096 of our common shares outstanding on September 1, 2011, held by 462 holders of record. Our common shares are listed on the NASDAQ Capital Market ("NASDAQ") under the symbol "FFDF."

The following table sets forth the high and low sales prices for our common shares on NASDAQ, and the dividends declared per share, for each quarter of fiscal years 2010 and 2011.

	High	Low	Cash Dividends Declared
Fiscal 2010
Quarter Ended
September 30, 2009	$15.00	$12.00	$0.17
December 31, 2009	15.50	11.83	0.17
March 31, 2010	14.00	12.01	0.17
June 30, 2010	15.00	13.01	0.17

	High	Low	Cash Dividends Declared
Fiscal 2011
Quarter Ended
September 30, 2010	$15.00	$13.00	$0.17
December 31, 2010	15.00	13.50	0.17
March 31, 2011	15.00	14.10	0.17
June 30, 2011	15.96	14.25	0.17

Our income consists primarily of dividends which may periodically be declared by First Federal's Board of Directors on the shares of the Bank that we own. In addition to certain federal income tax considerations, federal banking regulations limit the payment of dividends and other capital distributions by savings associations. For example, First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements. Upon First Federal's anticipated conversion to a national bank, certain restrictions and limitations on the payment of dividends will continue to apply.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth certain information concerning our consolidated financial condition, earnings and other data at the dates and for the periods indicated.

	At June 30,
Selected consolidated financial condition data:	2011	2010	2009	2008	2007
	(In thousands)
Total amount of:
Assets	$219,536	$206,465	$189,014	$181,738	$172,994
Interest-bearing deposits	14,944	7,896	12,574	11,347	7,162
Investment securities available for sale —carried at fair value	6,021	8,040	5,865	5,623	3,448
Mortgage-backed securities available for sale — carried at fair value	6,257	216	231	243	267
Mortgage-backed securities held to maturity - at cost	51	57	62	80	97
Loans receivable - net (1)	182,226	180,214	161,749	156,232	153,947
Deposits	185,043	171,339	153,627	141,332	139,922
FHLB advances and other borrowings	13,767	14,329	14,669	20,595	13,131
Shareholders' equity	18,971	18,295	17,885	18,180	18,135

	For the year ended June 30,
Summary of earnings:	2011	2010	2009	2008		2007
	(In thousands, except per share data)
Interest income	$10,558	$10,311	$10,473		$11,815	$11,472
Interest expense	2.989	3,677	4,196		5,141	4,969
Net interest income	7,569	6,634	6,277		6,674	6,503

Provision for losses on loans	846	548	444		858	275
Net interest income after provision for losses on loans	6,723	6,086	5,833		5,816	6,228

Other income	1,147	867	742		586	580

Noninterest expense	5,813	5,489	4,956		4,622	4,342
Earnings before income taxes	2,057	1,464	1,619		1,780	2,466

Federal income taxes	705	505	562		610	843

Net earnings	$1,352	$959	$1,057		$1,170	$1,623
Earnings per share
Basic	$1.34	$0.95	$1.02	$	l.08	$1.45

Diluted	$1.33	$0.95	$1.02	$	l.08	$1.44

_________________________________

(1)	Includes loans held for sale.

	At or for the year ended June 30,
Selected financial ratios and other data:	2011	2010	2009	2008	2007

Return on average assets	0.64%	0.49%	0.57%	0.66%	0.98%
Return on average equity	7.26	5.32	5.87	6.42	8.95
Interest rate spread	3.69	3.44	3.44	3.66	3.77
Net interest margin	3.77	3.55	3.60	3.92	4.10
Other expense to average assets	2.76	2.79	2.70	2.61	2.61
Average equity to average assets	8.85	9.15	9.80	10.31	10.90
Nonperforming assets to total assets	0.82	1.06	0.57	0.64	0.47
Nonperforming and impaired assets to total assets	1.26	1.94	1.09	1.02	0.47
Nonperforming and impaired loans to total loans	1.52	2.24	1.14	1.17	0.52
Net charge-offs to total loans	0.36	0.14	0.14	0.20	0.06
Delinquent loans to total loans (1)	1.19	2.34	1.69	1.45	0.90
Allowance for loan losses to total loans	1.18	1.10	1.04	0.94	0.60
Allowance for loan losses to nonperforming and impaired loans	78.40	49.69	87.41	80.15	115.38
Average interest-earning assets to average interest-bearing liabilities	105.70	105.77	106.52	108.46	108.88
Dividend payout ratio	50.89	71.74	66.41	59.40	37.70
Number of full service offices	5	5	4	3	3

_________________________________

(1)	Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Our principal business is owning all of First Federal's outstanding stock. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The terms "we," "us" and "our" refer to both FFD and First Federal together. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve inherent risks and uncertainties, and may address our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements may generally be identified by words such as "may," "expected," "anticipated," "estimated," "intends," "believes," "plans," "will," "would," "should," "could," "might," "can," or similar words. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	general economic conditions and weakening in the economy, specifically the real estate market, either nationally or in our market area;
•	deteriorating credit and asset quality;
•	political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions;
•	changes in the interest rate environment and reductions in interest margins;
•	prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions;
•	our ability to maintain required capital levels and adequate sources of funding and liquidity;
•	competitive pressures among depository institutions;
•	effects of critical accounting policies and judgments;
•	required changes in accounting policies or procedures;
•	legislative or regulatory changes or actions, including the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act);
•	our ability to attract and retain key personnel;
•	our ability to dividend money from First Federal to FFD; and
•	our reputation in our primary market.

Any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by our management in other reports and filings, in press releases and in oral statements, involve risks and uncertainties and are subject to change based upon the factors listed above and like items. Actual results could differ materially from those expressed or implied, and therefore the forward-looking statements should be considered in light of these factors.

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

The allowance for loan losses is an accounting estimate of probable, but unconfirmed, asset impairment that has occurred in our loan portfolio as of the date of the consolidated financial statements, but before losses have been confirmed by a recorded charge-off or write-down. It is our policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items. When determining valuation allowances, we consider, among other things, the following:

•	Local market areas and national economic developments;
•	Levels of, and trends in, delinquencies and impaired loans;
•	Levels of, and trends in, recoveries of prior charge-offs;
•	Adverse situations that may affect specific borrowers' ability to repay;
•	Effects of any changes in lending policies and procedures;
•	Credit concentrations;
•	Volume and terms of loans; and
•	Current collateral values, where applicable.

When the collection of a loan becomes doubtful, or otherwise troubled, we record a loan loss provision equal to the difference between the fair value of the property, if any, securing the loan and the loan's carrying value. We review major loans and major lending areas periodically in an effort to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

We account for our allowance for losses on loans in accordance with Accounting Standard Codification ("ASC") No. 450, "Accounting for Contingencies," and ASC No. 310, "Accounting by Creditors for Impairment of a Loan." Both ASC Nos. 450 and 310 require us to evaluate the collectability of both contractual interest and principal loan payments. ASC No. 450 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. ASC No. 310 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, alternatively, at the loan's observable market price or fair value of the collateral.

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

Our policy is to charge off unsecured loans that are more than 90 days delinquent. Similarly, once a collateral dependent loan becomes more than 90 days delinquent, we consider it to constitute more than a minimum delay in repayment and it is evaluated for impairment under ASC No. 310 at that time.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2010 TO JUNE 30, 2011

Our assets at June 30, 2011, totaled $219.5 million, a $13.1 million, or 6.3%, increase from the June 30, 2010 total. The increase was comprised primarily of increases of $7.3 million in cash and cash equivalents, |6.0 million in mortgage-backed securities, and $3.4 million in loans receivable, which were partially offset by decreases of $2.0 million in investment securities available for sale, $1.4 million in loans held for sale and $210,000 in prepaid expenses and other assets.

Our cash and interest-bearing deposits totaled $16.3 million at June 30, 2011, an increase of $7.3 million, or 80.4%, from June 30, 2010. Investment securities available for sale totaled $6.0 million at June 30, 2011, a decrease of $2.0 million, or 25.1% from June 30, 2010. Called investment securities of $8.0 million were partially offset by $6.0 million in purchases of investment securities in fiscal year 2011. Overall liquidity is up significantly from fiscal 2010 as a result of our Berlin office growth, deposit growth, greater than normal loan repayments, and what we believe is our strong banking franchise and reputation in the market. We have specifically chosen in the near term to carry this higher liquidity as we prepare to convert the Bank's charter to a national bank. We expect that during fiscal 2012 some excess cash and interest bearing deposits will be invested in securities aimed at improving our net interest margin and return on equity, while some will be used to pay down borrowings from the FHLB.

Our mortgage-backed securities totaled $6.3 million at June 30, 2011, a $6.0 million increase from the total at June 30, 2010. We purchased $6.0 million of Government National Mortgage Association "GNMA II" securities in the fourth quarter of fiscal year 2011. The purchase of GNMA II securities was a strategy to improve our asset yield and diversify our investments from step-up callable agency securities into shorter term cash flow instruments.

Our loans receivable, including loans held for sale, totaled $182.2 million at June 30, 2011, a slight increase of $2.0 million, or 1.1%, from the June 30, 2010 total. The portfolio of loans secured by one- to four-family residential real estate increased by $1.5 million to $69.7 million at June 30, 2011, largely due to increases in non-owner occupied residential real estate loans included in the one-to four-family portfolio. The increase in non-owner occupied loans was primarily comprised of rental properties originated to creditworthy borrowers subject to our conservative underwriting standards. Loans secured by nonresidential real estate and land totaled $82.0 million at June 30, 2011, compared to $80.1 million at June 30, 2010, an increase of $1.9 million, or 2.4%. Commercial loans totaled $22.8 million at June 30, 2011, up $2.6 million, or 13.0%, from 2010. The increases in nonresidential real estate and commercial loans are the result of our efforts to continue to develop small business banking relationships in our primary market area. Net loan originations decreased by $14.6 million, or 77.6%, compared to fiscal 2010, due primarily to greater than normal loan repayments and fewer loan originations due to the generally soft economy. Fixed rate residential loans are sold immediately upon origination which results in few loans held for sale. This strategy aims to minimize loss from an increase in market interest rates in the secondary mortgage market.

The allowance for loan losses totaled $2.2 million and $2.0 million at June 30, 2011 and 2010, respectively, which represented 1.18% and 1.10% of total loans, and 78.40%and 49.69% of nonperforming and impaired loans, at those respective dates. Nonperforming or impaired loans totaled $2.8 million and $4.0 million at June 30, 2011 and 2010, respectively. We have increased the allowance for loan loss coverage ratio to total loans, reducing delinquencies and non-performing loans significantly through our management efforts. We believe that our nonperforming and impaired loans at June 30, 2011, are either adequately collateralized or have sufficient specific reserves for any probable incurred loss on such loans. Although we believe that the allowance for loan losses at June 30, 2011, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect our net earnings.

Our deposits totaled $185.0 million at June 30, 2011, a $13.7 million, or 8.0%, increase over total deposits at June 30, 2010. This increase was a result of our Berlin office deposit growth and Kasasa© deposit growth, and what we believe is our strong banking franchise and reputation in the market. Our customers also moved funds into insured deposit accounts from uninsured investment vehicles, such as stocks and mutual funds, further increasing liquidity. We also introduced a program, Kasasa©, that is designed to attract lower cost transactional deposit relationships, allowing us to reduce reliance on time deposits. The Kasasa© program has an added benefit of enhancing non-interest income through increased point of sale transaction activity.

FHLB advances totaled $13.1 million at June 30, 2011, a $562,000, or 4.1%, decrease from June 30, 2010. Other borrowed money totaled $630,000 at June 30, 2011, unchanged from June 30, 2010. We repaid a $5.0 million FHLB advance during fiscal 2011 and replaced it with separate $1.0, $2.0 and $2.0 million borrowings. By restructuring these borrowings, we reduced our borrowing costs and were able to amortize the early payment penalty over the life of the new borrowings. We anticipate the possibility of repaying some higher costing advances in fiscal 2012 with our excess liquidity position.

Shareholders' equity totaled $19.0 million at June 30, 2011, an increase of $676,000 from June 30, 2010 levels. This increase was due primarily to $ 1.4 million of net earnings, which was partially offset by dividends paid of $688,000.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2011

Our consolidated net earnings depend primarily on our net interest income, which is the difference between interest earned on our interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is significantly affected by our interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balances of interest-earning assets and interest-bearing liabilities.

General. Our net earnings totaled $1.4 million for the fiscal year ended June 30, 2011, an increase of $393,000, or 41.0%, compared to fiscal 2010. This increase in net earnings resulted from increases of $935,000, or 14.1%, in net interest income and $280,000, or 32.3%, in noninterest income, which were partially offset by increases of $324,000, or 5.9%, in noninterest expense, $298,000, or 54.4%, in the provision for losses on loans, and an increase of $200,000, or 39.6%, in income tax expense.

Net Interest Income. Our total interest income increased by $247,000, or 2.4%, to a total of $10.6 million for the year ended June 30, 2011. Interest income on loans increased by $335,000, or 3.4%, due primarily to a $11.0 million, or 6.4%, increase in the average balance outstanding which was partially offset by a 16 basis point decrease in the average yield to 5.66% in fiscal 2011. Interest income on mortgage-backed securities increased $12,000, or 133.3%, due primarily to a $1.2 million, or 422.3%, increase in the average balance outstanding which was partially offset by a 176 basis point decrease in the average yield earned on such securities, to 1.43% in fiscal 2011. Interest income on investment securities decreased by $101,000, or 37.8%, due to a 91 basis point decrease in the average yield earned on such securities, to 2.53%, and a $1.2 million or 15.5%, decrease in the average balance outstanding. The decreases in the average yields on our interest-earning assets were due primarily to the downward adjustment of our adjustable rate loans and lower renegotiated loan rates due to the overall decrease in interest rates in the economy.

Interest expense on deposits decreased by $655,000, or 21.4%, for the year ended June 30, 2011, compared to fiscal 2010. This decrease was due primarily to a decrease of 51 basis points in the average cost of deposits to 1.37%, which was partially offset by an increase in the average deposit portfolio balance outstanding year to year of $13.2 million, or 8.2%. Interest expense on borrowings decreased by $33,000, or 5.4%, due primarily to a decrease of $327,000, or 2.3%, in the average balance of advances outstanding and a 14 basis point decrease in the average cost of such borrowings to 4.15%. The sustained low rate environment has reduced our interest expense significantly due to lower deposit rates and downward repricing of certificates of deposit at maturity; however, if rates increase we may be required to increase the interest rates we offer on our deposits to compete with market rates, resulting in increasing interest expense.

As a result of the foregoing changes in interest income and interest expense, our net interest income increased by $935,000, or 14.1%, for the fiscal year ended June 30, 2011, compared to fiscal 2010. The interest rate spread was 3.69% in fiscal 2011, compared to 3.44% in fiscal 2010, while the net interest margin was 3.77% in fiscal 2011, compared to 3.55% in fiscal 2010. The prevailing low interest rate environment in the 2011 fiscal year increased our net interest income, largely because our interest bearing liabilities repriced to lower rates more rapidly than our interest earning assets. When rates increase, this scenario could have the opposite effect. It is difficult to predict the effect of future rate increases or decreases because of the timing differences in the repricing of assets and liabilities, and the impact of interest rate floors on some of our assets.

Provision for Loan Losses. We charge a provision for losses on loans to earnings to bring the total allowance for loan losses to a level management considers appropriate based on historical loss experience, the volume and type of lending that we conduct, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to our market area, and other factors related to the collectability of our loan portfolio. The provision for losses on loans totaled $846,000 for the year ended June 30, 2011, an increase of $298,000 compared to fiscal 2010. The increase in the provision for losses on loans was due to increases in specific allocations on impaired loans, our assessment of our loan portfolio, net charge-offs, and current economic conditions. During fiscal 2011, the allowance for loan losses increased by 9.1% from a balance of $2.0 million to $2.2 million. The allowance for loan loss coverage ratio as a percentage of net loans increased from 1.10% as of June 30, 2010 to 1.18% as of June 30, 2011. Net charge-offs totaled $665,000, or 0.37%, of average loans in fiscal 2011 compared to charge-offs of $249,000, which was 0.15% of average loans in fiscal 2010. Non-performing loans were $1.8 million, or 0.8%, of total loans at June 30, 2011, compared to $2.2 million, or 1.2%, at June 30, 2010. There can be no assurance that our loan loss allowance will be adequate to cover losses on nonperforming assets in the future, and if additions to the allowance are required, it may adversely affect our net earnings.

Noninterest Income. Noninterest income totaled $1.1 million for the fiscal year ended June 30, 2011, an increase of $280,000, or 32.3%, from fiscal 2010. The $280,000 increase in noninterest income resulted primarily from increases of $307,000 in gain on sale of mortgage loans and $39,000 in service charges on deposit accounts, which were partially offset by decreases of $57,000 in net mortgage servicing revenue and $9,000 in other noninterest income. The recovery of a portion of the valuation allowance against the carrying value of the Corporation's loan servicing rights is a function of interest rates, prepayment speed assumptions, and refinancing of mortgage loans. We experienced decreased refinancing demand at the end of fiscal 2011, which may negatively impact non-interest income in fiscal 2012. We continue to evaluate ways to improve our non-interest income. The Kasasa© program is aimed at improving non-interest income in the future in addition to growing lower cost deposits and personal relationship banking. Although we are exempt from recently implemented price controls on debit card interchange income that are impacting financial institutions, generally we expect that there may be market pressure that could impact us in that area as well.

Noninterest Expense. Noninterest expenses totaled $5.8 million for the fiscal year ended June 30, 2011, an increase of $324,000, or 5.9%, compared to fiscal 2010. The increase resulted primarily from increases of $188,000, or 7.7%, in employee and director compensation, $50,000, or 7.3%, in other expenses, $47,000, or 31.1%, in advertising, $40,000, or 15.4%, in professional and consulting fees and $19,000, or 7.9% in FDIC insurance premiums which were partially offset by decreases of $21,000, or 72.4%, in loss on sale of real estate owned, $20,000, or 11.6%, in postage and stationary supplies, and $15,000, or 6.6%, in checking account maintenance expense. The increase in employee and director compensation and benefits included increase of $217,000 in wages, and related benefit expenses, which were partially offset by a $29,000 increase in deferred loan origination costs.

The increase in employee compensation expense is primarily from our Corporation's growth and additional employees necessary to comply with the increasing breadth of regulation under which we operate. Actual salary increases granted to employees were modest, in approximately the 2-3% range. The increased advertising expenses were the result of our initiatives in Holmes County to expand market share and the launch of our Kasasa© program. Consulting fees were from the retention of a consultant to evaluate the Bank's data processing vendors, which we expect will help reduce expense in fiscal 2013.

Federal Income Taxes. The provision for federal income taxes totaled $705,000 for the fiscal year ended June 30, 2011, an increase of $200,000, or 39.6%, compared to fiscal 2010. The increase resulted primarily from a $593,000, or 40.5%, increase in earnings before taxes. Our effective tax rates were 34.3% and 34.5% for the fiscal years ended June 30, 2011 and 2010, respectively.

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

	Year ended June 30
		2011			2010			2009
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
				(Dollars in thousands)
Interest-earning assets:
Loans receivable	$181,322	$10,254	5.66%	$170,354	$9,919	5.82%	$158,768	$10,067	6.34%
Mortgage-backed securities	1,473	21	1.43	282	9	3.19	305	17	5.57
Investment securities	6,551	166	2.53	7,755	267	3.44	5,725	242	4.23
Interest-bearing deposits and other	11,174	117	1.05	8,563	116	1.35	9,774	147	1.50
Total interest-earning assets	200,520	10,558	5.27	186,954	10,311	5.52	174,572	10,473	6.00

Non-interest-earning assets	9,794			9,971			9,289

Total assets	$210,314			$196,925			$183,861

Interest-bearing liabilities:
Deposits	$175,637	2,405	1.37	$162,353	3,060	1.88	$145,603	3,450	2.37
Borrowings	14,068	584	4.15	14,395	617	4.29	18,281	746	4.08
Total interest-bearing liabilities	189,705	2,989	1.58	176,748	3,677	2.08	163,884	4.196	2.56

Non-interest-bearing liabilities	1,994			2,150			1,957

Total liabilities	191,699			178,898			165,841

Shareholders’ equity	18,615			18,027			18,020

Total liabilities and shareholders’ equity	$210,314			$196,925			$183,861

Net interest income		$7,569			$6,634			$6,277

Interest rate spread			3.69%			3.44%			3.44%

Net interest margin (net interest income as a percent of average interest-earning assets)			3.77%			3.55%			3.60%

Average interest-earning assets to average interest-bearing liabilities			105.70%			105.77%			106.52%

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

	Year ended June 30,
		2011 vs. 2010 Increase (decrease) due to			2010 vs. 2009 Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
			(In thousands)
Interest income attributable to:
Loans receivable	$626	$(291)	$335	$706	$(854)	$(148)
Mortgage-backed securities	19	(7)	12	(1)	(7)	(8)
Investment securities	(37)	(64)	(101)	75	(50)	25
Interest-bearing deposits and other	31	(30)	1	(17)	(14)	(31)

Total interest income	639	(392)	247	763	(925)	(162)

Interest expense attributable to:
Deposits	235	(890)	(655)	368	(758)	(390)
Borrowings	(14)	(19)	(33)	(165)	36	(129)
Total interest expense	221	(909)	(688)	203	(722)	(519)

Increase (Decrease) in net interest income	$418	$517	$935	$560	$(203)	$357

ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that our interest-earning assets reprice differently than our interest-bearing liabilities. As part of our effort to monitor and manage interest rate risk, we use the "net interest income" ("Nil") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. Nil is interest income minus interest expense. Interest rate risk is estimated as the percent and dollar changes in Nil and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the prevailing rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2011 and 2010, is an analysis of our interest rate risk as measured by changes in Nil and NPV for instantaneous and sustained parallel shifts of +100, +200 and +300 and -100, -200 and -300 basis points in market interest rates.

June 30,2011
Net Interest Income				Net Portfolio Value
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base

+ 300	$9,249	$1,341	16.96%	$18,997	$(3,401)	(15.18)%
+ 200	8,670	762	9.64	19,609	(2,789)	(12.45)
+ 100	8,250	342	4.32	20,902	(1,496)	(6.68)
Base	7,908	-	-	22,398	-	-
-100	7,634	(274)	(3.46)	23,985	1,587	7.09
-200	7,128	(780)	(9.86)	26,362	3,964	17.70
-300	6,629	(1,279)	(16.17)	29,694	7,296	32.57

June 30, 2010
Net Interest Income				Net Portfolio Value
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base

+ 300	$8,097	$596	7.95%	$16,038	$(6,657)	(29.33)%
+200	7,791	290	3.86	17,919	(4,776)	(21.04)
+ 100	7,607	106	1.42	20,379	(2,316)	(10.21)
Base	7,501	-	-	22,695	-	-
-100	7,188	(313)	(4.17)	25,046	2,351	10.36
-200	6,654	(847)	(11.30)	27,499	4,804	21.17
-300	6,103	(1,398)	(18.64)	30,620	7,925	34.92

As the above table shows, in the event of a sudden increase in interest rates, our net interest income would increase but our overall net portfolio value would decrease, and a sudden decrease in rates would have the opposite effect. However, as with any method of measuring interest rate risk, certain shortcomings are inherent in the Nil and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Some assets and liabilities may also be subject to rate caps or floors that prevent them from repricing to the same extent as those without such limitations. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds are deposits, proceeds from loan sales, principal repayments on loans and mortgage-backed securities, maturities of investment securities and other funds provided by operations. We also have the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. We maintain investments in liquid assets based upon our assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2011, we had commitments to originate loans, including unused lines of credit, totaling $47.2 million. Our management anticipates that these loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by our operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2011 and 2010:

	Year ended June 30,
	2011	2010
	(In thousands)

Net earnings	$1,352	$959.00
Adjustments to reconcile net earnings to net cash from operating activities	1,893	(1,759)
Net cash from operating activities	3,245	(800)
Net cash used in investing activities	(8,443)	(20,605)
Net cash from financing activities.	12,460	16,684
Net change in cash and cash equivalents	7,262	(4,721)

Cash and cash equivalents at beginning of year	9,034	13,755

Cash and cash equivalents at end of year	$16,296	$9,034

The following table sets forth information regarding our obligations and commitments, including undisbursed loans in process, to make future payments under contract as of June 30, 2011:

	Payments due by period
	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
	(In thousands)
Contractual obligations:
Advances from the Federal Home Loan Bank	$1,390	$2,336	$2,389	$3,718	$3,304	$13,137
Other borrowed funds	-	630	-	-	-	630
Operating Leases	13	11	-	-	-	24
Certificates of deposit	45,065	22,806	19,054	824	8940	96,689

Amount of commitments expiring per period Commitments to originate loans:
Overdraft lines of credit	1,651	-	-	-	-	1,651
Home equity lines of credit	16,765	-	-	-	-	16,765
Commercial lines of credit	21,013	-	-	-	-	21,013
One- to four-family and multi-family loans	1,354	-	-	-	-	1,354
One- to four-family commitment to sell	-	-	-	-	-	-
Non-residential real estate and land loans	3,484	-	-	-	-	3,484
Non-mortgage loans	1,829	-	-	-	-	1,829
Standby letters of credit	1,098	-	-	-	-	1,098

Total contractual obligations	S 93 662	$25,783	$21,443	$4,542	$12,244	$157 674

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings association to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

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

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $1.4 million at June 30, 2011.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2011. Note 13 — Regulatory Capital summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2011 and 2010.

REPORT OF MANAGEMENT ON THE COMPANY'S
INTERNAL CONTROL OVER FINANCIAL REPORTING

September 19, 2011

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

Management of FFD Financial Corporation including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company's internal control over financial reporting as of June 30,2011, based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of June 30, 2011, based on specified criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over Financial reporting because management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report.

/s/Trent B. Troyer	/s/ Robert R. Gerber

Trent B. Troyer	Robert R. Gerber
Chief Executive Officer	Chief Financial Officer

Crowe Horwath.	Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
FFD Financial Corporation
Dover, Ohio

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Cleveland, Ohio
September 19, 2011

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2011 and 2010
(In thousands, except share data)

ASSETS	2011	2010

Cash and due from financial institutions	$1,352	$1,138
Interest-bearing deposits in other financial institutions, including overnight deposits	14.944	7,896
Cash and cash equivalents	16,296	9,034

Investment securities available for sale	6,021	8,040
Mortgage-backed securities available for sale	6,257	216
Mortgage-backed securities held to maturity, fair value 2011 - $51, 2010 - $57	51	57
Loans receivable - net of allowance of $2,174 and $1,993	182,226	178,837
Loans held for sale	-	1,377
Premises and equipment, net	3,910	3,955
Federal Home Loan Bank of Cincinnati stock, at cost	2,422	2,422
Loan servicing rights	732	655
Accrued interest receivable	515	556
Prepaid expenses and other assets	1,106	1,316

Total assets	$219,536	$206,465

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits
Non-interest bearing	$15,746	$13,257
Interest bearing	169,297	158,082
Total deposits	185,043	171,339
Federal Home Loan Bank advances	13,137	13,699
Other borrowed funds	630	630
Accrued interest payable	118	145
Accrued and deferred federal income taxes	62	170
Other liabilities	1,575	2,187
Total liabilities	200,565	188,170

Commitments and contingent liabilities (Note 14)

Shareholders' equity
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	-	-
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	-	-
Additional paid-in capital	8,334	8,334
Retained earnings	16,686	16,022
Accumulated other comprehensive income, net	35	29
Treasury stock, at cost (2011 - 443,154 shares, 2010 - 443,904 shares)	(6,084)	(6,090)
Total shareholders' equity	18,971	18,295

Total liabilities and shareholders' equity	$219,536	$206,465

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30, 2011 and 2010
(In thousands, except per share data)

	2011	2010
Interest and dividend income
Loans, including fees	$10,254	$9,919
Mortgage-backed securities	21	9
Investment securities	166	267
Interest-bearing deposits and other	117	116
	10,558	10,311
Interest expense
Deposits	2,405	3,060
Borrowings	584	617
	2,989	3,677

Net interest income	7,569	6,634

Provision for loan losses	846	548

Net interest income after provision for loan losses	6,723	6,086

Noninterest income
Net gain on sales of loans	678	371
Mortgage servicing revenue (loss) net of amortization and impairment	(8)	49
Service charges on deposit accounts	361	322
Other	116	125
	1,147	867
Noninterest expense
Employee and director compensation and benefits	2,619	2,431
Occupancy and equipment	555	544
Franchise taxes	245	230
FDIC insurance premiums	261	242
Data processing	386	383
ATM processing	141	134
Professional and consulting fees	299	259
Postage and stationary supplies	153	173
Advertising	198	151
Checking account maintenance expense	213	228
Loss on sale of real estate owned	8	29
Other	735	685
	5,813	5,489

Income before income taxes	2,057	1,464

Income tax expense	705	505

Net income	$1,352	$959
Earnings per share:
Basic	$1.34	$.95

Diluted	$1.33	$.95

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended June 30, 2011 and 2010
 (In thousands)

	2011	2010
Net income	$1,352	$959

Other comprehensive income, net of related tax effects:

Unrealized holding gains on securities available for sale during the period, net of taxes of $3 and $61in 2011 and 2010, respectively	6	118

Comprehensive income	$1,358	$1,077

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended June 30, 2011 and 2010
(In thousands, except share and per share data)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss}, net	Treasury stock	Total

Balance at July 1, 2009	$		$8,312	$15,751	$(89)	$(6,089)	$17,885
Net income		-	-	959	-	-	959
Purchase of 1,700 shares of treasury stock						(24)	(24)
Change in unrealized losses on securities available for sale, net of related tax benefits		-	-	-	118	-	118
Exercise of 2,640 stock options, including tax benefit		-	22	-	-	23	45

Dividends of $.68 per share		-	-	(688)		-	(688)

Balance at June 30, 2010		-	8,334	16,022	29	(6,090)	18,295

Net income		-	-	1,352	-	-	1,352
Change in unrealized losses on securities available for sale, net of related tax benefits	-		-	-	6	-	6
Exercise of 750 stock options, including tax benefit		-	-	-	-	6	6
Dividends of $.68 per share		-	-	(688)	-	-	(688)

Balance at June 30, 2011	$		$8,334	$16,686	$35	$(6,084)	$18,971

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2011 and 2010
(In thousands)

	2011	2010
Cash flows from operating activities:
Net income	$1,352	$959
Adjustments to reconcile net earnings to net cash from operating activities:
Net amortization of investment securities	(3)	1
Net amortization of mortgage-backed securities available for sale	5	-
Depreciation and amortization	564	476
Provision for loan losses	846	548
Valuation loss (recovery of valuation loss) on mortgage servicing rights	(67)	(64)
Net gain on sales of loans	(678)	(371)
Net losses on real estate owned	8	29
Origination of loans held for sale	(27,262)	(18,314)
Proceeds from sales of loans held for sale	29,001	17,427
Increase (decrease) in cash due to changes in:
Net deferred loan origination costs	(24)	(48)
Accrued interest receivable	41	(41)
Prepaid expenses and other assets	210	(1,031)
Other liabilities	(672)	(385)
Accrued interest payable	(27)	(27)
Deferred federal income taxes	(49)	41
Net cash from operating activities	3,245	(800)

Cash flows from investing activities:
Purchase of investment securities designated as available for sale	(5,999)	(5,998)
Proceeds from maturities/calls of investment securities designated as available for sale	8,000	4,000
Purchase of mortgage-backed securities designated as available for sale	(6,065)	-
Principal repayments on mortgage-backed securities designated as available for sale	48	-
Principal repayments on mortgage-backed securities designated as held to maturity	6	21
Loan originations and payments, net	(4,615)	(19,239)
Proceeds from participation loan sales to other financial institutions	300	1,000
Additions to premises and equipment	(214)	(821)
Proceeds from sale of real estate owned	96	432
Net cash from investing activities	(8,443)	(20,605)

                                                                                    Continued

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended June 30, 2011 and 2010
 (In thousands)

	2011	2010
Cash flows from financing activities:
Net change in deposits	$13,704	$17,712
Proceeds from Federal Home Loan Bank advances	5,000	1,100
Repayments of Federal Home Loan Bank advances	(5,562)	(1,270)
Repayments of other borrowed funds	-	(170)
Proceeds from exercise of stock options	6	24
Purchase of treasury stock	-	(24)
Cash dividends paid	(688)	(688)
Net cash from financing activities	12,460	16,684

Net change in cash and cash equivalents	7,262	(4,721)

Beginning cash and cash equivalents	9,034	13,755

Ending cash and cash equivalents	$16,296	$9,034

Supplemental cash flow information:
Cash paid during the year for:
Federal income taxes	$815	$615
Interest paid	$3,016	$3,704

Supplemental noncash disclosures:
Transferred from loans to real estate owned	$104	$340

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly- owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in its market area of Tuscarawas, Holmes and contiguous counties in Ohio which consists primarily of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (e.g. loans and investments) and the interest expense paid on interest-bearing liabilities (e.g. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial statements include the accounts of the Corporation and the Bank, the Corporation's wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

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

June 30, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities are reviewed at least quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In estimating other-than-temporary impairment, management evaluates the length of time and extent the fair value has been less than cost, the expected cash flows of the security and the financial condition and near term prospects of the issuer. For securities that are considered to be other-than-temporarily impaired, management assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) Other-than-temporary impairment related to credit loss, which must be recognized in the income statement and 2) Other-than-temporary impairment related to other factors, which is recognized in other comprehensive income or loss. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

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

Concentration of Credit Risk: Most of the Corporation's business activity is with customers located within Tuscarawas and Holmes Counties. Therefore, the Corporation's exposure to credit risk is significantly affected by changes in the economy in the Tuscarawas and Holmes County areas.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. Historical loss experience is determined by portfolio segment and is based on the Corporation's actual loss history over the most recent five years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Residential Real Estate Loans: Residential mortgage loans represent loans to individuals and business entities for the purchase, refinance or improvement of a residence. These loans include one- to four-family first and second mortgages, multi-family mortgages and home equity lines of credit. Appraised values at the time of origination directly affect the amount of credit extended and, in the event of default, subsequent changes in these values may impact the severity of losses. Additional allowance factors considered by management include unemployment conditions and residential real estate values in the Company's market area.

Nonresidential Real Estate and Land Loans: Nonresidential real estate loans are subject to commercial loan underwriting standards and processes. These loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the business or property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and property types. Management specifically considers cash flow coverage ratios and vacancy rates for office and industrial properties in its market area, as well as real estate values and, to a lesser extent, unemployment and energy prices. The Corporation also originates loans secured by land. The Corporation's land loans are generally adjustable-rate loans for terms of up to 15 years and require an LTV of 65% or less.

Commercial Loans Secured: Commercial credit is extended to business customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. The majority of these borrowers are customers doing business within our geographic regions. These loans are generally individually underwritten and secured with the assets of the company and the personal guarantee of the business owners. Commercial business loans are made based primarily on the historical and projected cash flow of the borrower and the underlying collateral provided by the borrower. Management specifically considers cash flow coverage ratios, unemployment, energy prices and, to a lesser extent, real estate values and vacancies in the Company's market area.

Commercial Loans Unsecured: A limited number of unsecured commercial credit is extended to business customers. The majority of these borrowers have high net worth guarantor(s) and/or co-borrower(s) doing business in our geographic market area. These loans are generally individually underwritten and the business owner(s) sign as guarantor(s) and/or co-borrower(s). Commercial unsecured loans are made based primarily on net worth of the borrower, historical and projected cash flow of the borrower, cash flow coverage ratios and credit history.

Consumer and Other Loans: Consumer loans are primarily comprised of loans made directly to consumers for automobile, boats, and other personal uses. These loans are underwritten based on several factors including debt to income, type of collateral and loan to collateral value, credit history and relationship with the borrower. Unemployment rates are specifically considered by management.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Bank is subject to periodic examinations by its federal and state regulatory examiners and may be required by such regulators to recognize additions to the allowance for loan losses based on their assessment of credit information available to them at the time of their examinations. The process of assessing the adequacy of the allowance for loan losses is necessarily subjective. Further, and particularly during economic downturns, it is reasonably possible that future credit losses may exceed historical loss levels and may also exceed management's current estimates of incurred credit losses inherent within the loan portfolio. As such, there can be no assurance that future charge-offs will not exceed management's current estimates of what constitutes a reasonable allowance for credit losses.

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

Servicing fee income, which is reported on the income statement as mortgage servicing revenue (loss) net of amortization and impairment, is recorded for fees earned for servicing loans. The fees are based on either a contractual percentage of the outstanding principal or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $229,000 and $212,000 for the years ended June 30, 2011 and 2010. Late fees and ancillary fees related to loan servicing are not material.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed as incurred.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 34 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) of Cincinnati Stock: The Bank is a member of the FHLB of Cincinnati. Members are required to own a certain amount of stock based on their level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for the award.

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

The Corporation applies a "more likely than not" recognition threshold for uncertain tax positions. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Corporation recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

Benefit Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions.

Employee Stock Ownership Plan (ESOP): The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest. As of June 30, 2011 and 2010, all shares held in the ESOP were allocated to participant accounts.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. There were no unallocated shares held by the ESOP for the fiscal years ended June 30, 2011 or 2010, respectively. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity, net of tax.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the FHLB and MoneyGram were required to meet compensating balance requirements. The required compensating balance as of June 30, 2011 and 2010 was approximately $285,000. Interest earned on these balances is not considered material.

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

Operating Segments: Management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In April 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-02 to Receivables (ASC 310), A Creditors's Determination of Whether a Restructuring is a Troubled Debt Restructuring. This ASU provides guidance and clarification in evaluating whether a restructuring constitutes a troubled debt restructuring, including a creditor's evaluation of whether it has granted a concession, and also whether the debtor is experiencing financial difficulties. Further, this ASU states that a restructuring of a debt constitutes a troubled debt restructuring if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider in an attempt to protect as much of its investment as possible. The amendments in this update are effective for the first interim or annual reporting period beginning on or after June 15, 2011 and are to be applied retrospectively to the beginning of the annual period of adoption. Management is currently reviewing the guidance to determine the impact, if any, to the Corporation's consolidated financial statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2011, the FASB issued ASU No. 2011-05 to Comprehensive Income (ASC 220), Presentation of Comprehensive Income. This ASU is designed to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and comprehensive income are presented. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively. Early adoption is permitted, because compliance with the amendments is already permitted. The adoption of the disclosure provisions of the ASU is not expected to have a material impact on the Corporation's consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04 to Fair Value Measurement (ASC 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements is U.S. GAAP and IFRSs. This ASU changes the wording used to describe many of the requirements in U.S. generally accepted accounting principles (GAAP) for measuring fair value and for disclosing information about fair value measurements. The amendments in this update include clarifying the Board's intent about the application of existing fair value measurement and disclosure requirements, and changing particular principles or requirements for measuring fair value for disclosing information about fair value measurement. The amendments in this update are effective for interim and annual periods beginning after December 15, 2011 and are to be applied prospectively. Early adoption is not permitted. The adoption of the disclosure provisions of the ASU is not expected to have a material impact on the Corporation's consolidated financial statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2011 and 2010

NOTE 2 - SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)

U.S. Government agency obligations	$5,999	$20	$-	$6,019
Equity securities	2	-	-	2

Total	6,001	20	-	6,021

Mortgage Backed Securities:
Federal National Mortgage Association participation certificates	156	1		157
Government National Mortgage Association participation certificates	6.069	31		6,100
Total mortgage-backed securities available for sale	6.225	32	-	6,257

Total	$12.226	$52	$-	$12,278

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)

U.S. Government agency obligations	$7,997	$41	$-	$8,038
Equity securities	2	-	-	2
Total	7,999	41	-	8,040
Mortgage Backed Securities:
Federal National Mortgage Association participation certificates	168	2		170
Government National Mortgage Association participation certificates	45	1		46
Total mortgage-backed securities available for sale	213	3	-	216

Total	$8,212	$44	$-	$8,256

All mortgage backed securities held by the Corporation have underlying collateral of residential real estate.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2011 and 2010

NOTE 2 - SECURITIES (continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

		Gross	Gross
	Carrying	Unrecognized	Unrecognized	Fair
2011	Amount	Gains	Losses	Value
		(In thousands)

Federal Home Loan Mortgage (FHLMC) Corporation participation certificates	$51	$-	$-	$51
Total mortgage-backed securities held to maturity	$51	$-	$-	$51

		Gross	Gross
	Carrying	Unrecognized	Unrecognized	Fair
2010	Amount	Gains	Losses	Value
		(In thousands)

Federal Home Loan Mortgage (FHLMC) Corporation participation certificates	$57	$-	$-	$57
Total mortgage-backed securities held to maturity	$57	$-	$-	$57

No securities were sold during the fiscal years ended 2011 and 2010.

The amortized cost and fair value of debt securities at year-end 2011 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Equity securities were excluded.

	Held to maturity		Available for sale
	Carrying	Fair	Amortized	Fair
	amount	value	cost	value
		(in thousands)

Due in one year or less	$-	$-	$-	$-
Due from one to five years	-	-	-	-
Due from five to ten years	-	-	3,999	4,014
Due after ten years	-	-	2,000	2,005
Mortgage-backed-residential	51	51	6,225	6,257
Total	$51	$51	$12,224	$12,276

Securities pledged to secure public deposits at year-end 2011 and 2010 had carrying amounts of $5.2 million and $5.3 million, respectively.

At year-end 2011 and 2010, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of total shareholders' equity.

There were no securities with unrealized losses at year-end 2011 or 2010.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2011 and 2010

NOTE 3 – LOANS

Loans at year end were as follows:
	2011	2010
	(in thousands)
Residential real estate
One- to four-family	$69,689	$68,171
Multi-family	6,961	8,328
Nonresidential real estate and land	81,955	80,066
Commercial loans — secured	22,637	20,056
Commercial loans — unsecured	132	101
Consumer and other loans	6.086	6,048
	187,460	182,770
Net deferred loan origination costs	293	269
Undisbursed portion of loans in process	(3,353)	(2,209)
Allowance for loan losses	(2,174)	(1,993)

Loans, net	$182,226	$178,837

Activity in the allowance for loan losses was as follows:
	2011	2010
	(in thousands)
Beginning balance	$1,993	$1,694
Provision for loan losses	846	548
Loans charged-off	(667)	(257)
Recoveries	2	8

Ending balance	$2,174	$1,993

The following table presents the balance in the allowance for loan losses and recorded investment of loan balances by portfolio segment and based on impairment method as of June 30, 2011. The recorded investment in the aforementioned disclosure and the next several disclosures do not include accrued interest receivable. Management could not breakout accrued interest receivable by portfolio segment or financial class and it is not considered material. Accrued interest receivable for the total loan portfolio is $468,000.

	Residential	Nonresidential	Commercial
	real	real estate	secured and	Consumer
	estate	and land	unsecured	and other	Total
	(in thousands)
Allowance for loan losses
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$323	$222	$23	$-	$568
Collectively evaluated for impairment	612	639	245	110	1,606

Total ending allowance balance	$935	$861	$268	$110	$2.174

Loans
Loans individually evaluated for impairment	$1,802	$587	$71	$-	$2,460
Loans collectively evaluated for impairment	74,707	79,211	21,897	6,125	181,940

Total ending loan balance	$76,509	$79,798	$21,968	$6,125	$184,400

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
NOTE 3 - LOANS (continued)

Individually impaired loans were as follows:
	2011	2010
	(in thousands)

Year-end loans with no allocated allowance for loan losses	$886	$444
Year-end loans with allocated allowance for loan losses	1,574	3,480

Total	$2,460	$3,924

Amount of the allowance for loan losses allocated	$568	$582

	2011	2010
	(in thousands)

Average of individually impaired loans during year	$2,833	$2,739
Interest income recognized during impairment	112	49
Cash-basis interest income recognized	$112	$47

Included in loans individually impaired are loans with balances of $1.46 million and $410,000 for which Corporation has modified the repayment terms as of June 30, 2011 and 2010 and are considered to be troubled debt restructurings. The Corporation has allocated $125,000 and $79,000 of specific reserves to borrowers whose loan terms have been modified in trouble debt restructurings as of June 30, 2011 and 2010, respectively. The Corporation has not committed to lend additional amounts as of June 30, 2011 and 2010.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 3 - LOANS (continued)

The following table presents loans individually evaluated for impairment by class of loans as of June 30, 2011:

	Unpaid		Allowance for
	principal	Recorded	loan losses
	balance	investment	allocated
	(in thousands)
With no related allowance recorded:
Residential
One- to four-family	$878	$878	$-
Multi-family	-	-	-
Nonresidential real estate and land	-	-	-
Commercial loans - secured	8	8	-
Commercial loans — unsecured	-	-	-
Consumer and other loans	-	-	-

With an allowance recorded:
Residential
One- to four-family	$933	$924	$323
Multi-family	-	-	-
Nonresidential real estate and land	590	587	222
Commercial loans - secured	64	63	23
Commercial loans — unsecured	-	-	-
Consumer and other loans	-	-	-

Total	$2,473	$2,460	$568

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 3 - LOANS (continued)

	Average recorded investment	Interest income recognized	Cash Basis interest recognized
		June 30, 2011 (in thousands)
With no related allowance recorded:
Residential
One- to four-family	$291	$14	$14
Multi-family	-	-	-
Nonresidential real estate and land	-	-	-
Commercial loans - secured	8	-	-
Commercial loans — unsecured	-	-	-
Consumer and other loans	-	-	-
Total with no related allowance recorded	299	14	14

With an allowance recorded:
Residential
One- to four-family	$1,055	68	68
Multi-family	-	-	-
Nonresidential real estate and land	1,263	26	26
Commercial loans - secured	216	4	4
Commercial loans — unsecured	-	-	-
Consumer and other loans	-	-	-
Total with an allowance recorded	2,534	98	98

Total	$2.833	$112	$112

At June 30, 2011 and 2010, there were no loans past due 90 days and still on accrual.

Nonaccrual loans were as follows:

	June 30, 2011	June 30, 2010
	(in thousands)
Residential real estate
One- to four-family	$1,073	$210
Multi-family	-	-
Nonresidential real estate and land	646	1,783
Commercial loans — secured	58	141
Commercial loans — unsecured	-	-
Consumer and other loans	20	54
	$1,797	$2,188

Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 3 - LOANS (continued)

The  following table presents the aging of the recorded investment in past due loans  as of June 30, 2011:

	30-59	60-89	Greater than
	days	days	90 days	Total	Loans not
	past due	past due	past due	past due	past due	Total
			(in thousands)
Residential real estate
One- to four-family	$386	$534	$300	$1,220	$68,320	$69,540
Multi-family	103	-	-	103	6,866	6,969
Nonresidential real estate and land	337	146	181	664	79,134	79,798
Commercial loans - secured	2	48	53	103	21,733	21,836
Commercial loans - unsecured	-	-	-	-	132	132
Consumer and other loans	63	28	12	103	6,022	6,125

Total	$891	$756	$546	$2.193	$182,207	$184,400

The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Corporation analyzes loans individually by classifying the loans as to credit risk. The Corporation uses the following definitions for risk ratings:

Not rated: Loans that are homogeneous one- to four-family real estate loans that have maintained their contractual payments and are not analyzed.

Pass: Loans that are analyzed but that do not meet the criteria to be considered special mention, substandard or doubtful as defined below.

Special mention: Loans that have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard: Loans that are inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. These loans have a well-defined weakness or weaknesses that jeopardize the collection or liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans that have all the weaknesses inherent of those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 3 - LOANS (continued)

As of June 30, 2011, and based  on  the most  recent  analysis performed, the risk category  of loans by class of loans is as follows:

			Special
	Not rated	Pass	mention	Substandard	Doubtful	Total
			(in thousands)
Residential real estate
One- to four-family	$67,094	$-	$641	$1,765	$40	$69,540
Multi-family	-	6,923	46	-	-	6,969
Nonresidential real estate and land	-	78,625	397	595	181	79,798
Commercial loans — secured	-	21,715	113	8	-	21,836
Commercial loans — unsecured	-	79	-	-	53	132
Consumer and other loans	6,068	-	51	-	6	6,125

Total	$73,162	$107,342	$1,248	$2,368	$280	$184,400

The Corporation considers the performance of  the  loan portfolio and  its impact on  the  allowance for  loan losses. For residential and consumer loan classes  the  Corporation also  evaluates credit quality based on  the aging status of the loan, which  was previously presented, and by payment activity.  The following table presents the recorded investment in residential  and consumer loans  based  on payment activity as of June 30, 2011.

		Resideitial
	Consumer and other	One- to four-family	Multi-Family	Total
		(in thousands)
Residential real estate
Nonperforming	$20	$1,073	$-	$1,093
Performing	6,105	68,467	6,969	81,541

Total	$6,125	$69,540	$6,969	$82,634

NOTE 4- FAIR VALUE

Fair value is the exchange price that would  be received  for an asset or paid to transfer a liability (exit price) in the principal  or most advantageous market for the asset or liability in an orderly  transaction between market participants on  the measurement date.   There are three levels of inputs  that may be used  to measure fair values:

Level 1 : Quoted  prices (unadjusted) for identical assets or liabilitiesin active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs  other than  Level 1 prices,  such as quoted prices  for similar assets or liabilities, quoted pricesin markets that are not  active or other  inputs  that  are observable or can be corroborated by observable market data.

Level 3: Significant rmobservable inputs  that  reflect a reporting entity's  own  assumptions about the assumptions that market participants would  usein pricing an asset or liability.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 4 - FAIR VALUE (continued)

Investment Securities: The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Loan Servicing Rights: The fair value of loan servicing rights carried at fair value due to impairment is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Corporation is able to compare the valuation model inputs and results to widely available published industry data for reasonableness (Level 2 inputs).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements
		at June 30, 2011 Using
		Quoted Prices in	Significant
	Carrying	Active Markets	Other	Significant
	Amount	for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
			(in thousands)
Assets:
Available for sale securities
U. S. government agency obligations	$6,019	$-	$6,019	$-
Equity securities	2	2	-	-
Federal National Mortgage Association participation certificates-residential	157	-	157	-
Government National Mortgage Association participation certificates-residential	6.100	-	6.100	-

Total securities available for sale	$12.278	$2	$12.276	$-

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 4 - FAIR VALUE (continued)

		Fair Value Measurements
		at June 30, 2010 Using
		Quoted Prices in	Significant
	Carrying	Active Markets	Other	Significant
	Amount	for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
			(in thousands)
Assets:
Available for sale securities
U. S. government agency obligations	$8,038	$-	$8,038	$-
Equity securities	2	2	-	-
Federal National Mortgage Association participation certificates-residential	170	-	170	-
Government National Mortgage Association participation certificates-residential	46	-	46	-

Total securities available for sale	$8,256	$2	$8,254	$-

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at June 30, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
		(in thousands)
Assets:
Loan servicing rights	$-	$97	$-
Impaired loans, net of allowance	-	-	-
Residential one-to-four-family	-	-	601
Nonresidential real estate and land	-	-	365
Commercial loans — secured	-	-	40
Total	$-	$97	$1,006

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 4 - FAIR VALUE (continued)

Fair Value Measurements at June 30, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
(in thousands)
Assets:
Loan servicing rights	$-	$209	$-
Impaired loans, net of allowance	-	-	2,898

The following represent impairment charges recognized during the period:

For the fiscal year ended June 30, 2011, impaired servicing rights, which are carried at fair value based on stratifying rights into groupings, were written down to fair value of $97,000, resulting in a valuation allowance of $41,000. A net benefit due to recovery of servicing rights fair value of $67,000 was included in earnings for the period. Servicing rights totaling $635,000 were carried at amortized value.

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

For the fiscal year ended June 30, 2011, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1.57 million, with a valuation allowance of $568,000, resulting in an additional provision for loan losses of $456,000 for the period.

For the fiscal year ended June 30, 2010, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $3.48 million, with a valuation allowance of $582,000, resulting in an additional provision for loan losses of $356,000 for the period.

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		(in thousands)
Financial assets
Cash and cash equivalents	$16,296 $	16,296	$9,034 $	9,034
Investment securities	6,021	6,021	8,040	8,040
Mortgage-backed securities	6,308	6,308	273	273
Loans, net, including loans held for sale	182,226	182,004	180,214	183,277
Federal Home Loan Bank stock	2,422	n/a	2,422	n/a
Accrued interest receivable	515	515	556	556

Financial liabilities
Deposits	$(185,043)	$(187,265)	$(171,339)	$(172,763)
Federal Home Loan Bank advances	(13,137)	(13,667)	(13,699)	(14,585)
Other borrowed funds	(630)	(630)	(630)	(630)
Accrued interest payable	(118)	(118)	(145)	(145)

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 4 - FAIR VALUE (continued)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off balance-sheet items is not considered material.

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for  others  are not  reported as assets. The principal balances of these loans at year end are as follows:

	2011	2010
	(in thousands)
Mortgage loan portfolios serviced for:
FHLMC and others	$94,164	$86,705

Custodial escrow balances maintained in connection with serviced loans were $610 and $544 at year-end 2011 and 2010.

Activity for mortgage servicing rights and the related valuation allowance follows:

	2011	2010
	(in thousands)
Servicing rights net of valuation allowance:
Beginning of year	$655	$626
Additions	315	192
Amortized to expense	(305)	(227)
Change in valuation allowance	67	64

End of year	$732	$655

Valuation allowance:
Beginning of year	$108	$172
Additions expensed	-	26
Reductions credited to operations	(67)	(90)

End of year	$41	$108

The fair value of servicing rights was $944,000 and $926,000 at year-end 2011 and 2010. Fair value at year-end 2011 was determined using a discount rate of 8.0% and a prepayment speed ranging from 142% to 347% for 2011 and 163% to 311% for 2010.

The weighted average amortization period is 5.19 years at June 30, 2011.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2011	2010
	(in thousands)

Land	$1,071	$999
Buildings	3,105	3,059
Furniture, fixtures and equipment	1.652	1,626
	5,828	5,684

Less: Accumulated depreciation	1.918	1,729

Premises and equipment, net	$3,910	$3,955

Depreciation expense was $259,000 and $249,000 for 2011 and 2010, respectively.

Operating Leases: The Bank entered into a lease agreement for office premises in Sugarcreek, Ohio rmder an Operating lease expiring during the fiscal year ended Jrme 30, 2013. Rent commitments were as follows:

June 30, 2012	$13,000
2013	11,000
Total	$24,000

Rental expense under  operating leases  totaled approximately $13,000  for the years ended June 30, 2011 and 2010.

NOTE 7- DEPOSITS

Time deposits of $100,000 or more were $39.2 million and $37.9 million at year-end 2011 and 2010.
Time deposits of $250,000 or more were $12.1 million at year end 2011.

Scheduled maturities of time deposits for the next five  years  and  thereafter were as follows:

(in thousands)

June 30, 2012	$45,065
2013	22,806
2014	19,054
2015	824
2016	8,940
Thereafter	-
Total	$96,689

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 8- FEDERAL HOME LOAN BANK ADVANCES

At year end, FHLB advances were as follows:

	2011	2010
	(in thousands)
Maturities May 2012 through June 2017, putable fixed rate advance with rates from 2.82% to 4.68%, averaging 3.95% in 2011 and rates from 2.82% to 4.82%, averaging 4.34% in 2010	$6,000	$11,000

Maturities June 2014 through April 2025, fixed rate select payment mortgage matched amortizing advances with rates from 2.72% to 6.10%, averaging 3.60% in 2011 and 3.59% in 2010	1,849	2,205

Maturity October 2014, fixed rate amortizing advances with a rate of 4.06%	152	194

Maturity October 2013, fixed rate balloon payment amortizing advance with a rate of 4.43%	136	300

Maturities April 2014 through April 2016, fixed rate balloon payment advances with rates of 1.53% to 2.59%, averaging 2.02%	5,000	-

Total	$13,137	$13,699

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $31.9 million and $44.7 million of first mortgage loans under a blanket lien arrangement at year-end 2011 and 2010, respectively. Based on this collateral and the Corporation's holdings of FHLB stock, the Corporation was eligible to borrow an additional total of $10.0 million at year-end 2011.

Required payments over the next five years and thereafter are:

(in thousands)

June 30, 2012	$1,390
2013	2,336
2014	2,389
2015	3,718
2016	1,681
Thereafter	1,623
Total	$13,137

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 9- OTHER BORROWINGS

The Corporation has a $2.0 million line of credit with another financial institution. The line is collateralized by 25 of the 100 shares of the Bank's common stock held by the Corporation. The Corporation had a $630,000 balance on the line of credit at June 30, 2011 and 2010. The line of credit had an interest rate of 5.0% at June 30,2011.

NOTE 10- BENEFIT PLANS

4011)1) Plan: A 401(k) benefit plan allows employee contributions from employees who are age 21 with at least six months of service. Employee contributions are limited to the permissible amounts as defined by the Internal Revenue Service. The Corporation matched the first 3°/o of the participant's elective contribution for the years ending June 30, 2011. The Corporation matched the first 4°/o of participant elective contributions for July and August 2009 and then reduced the match to the first 3% of participant elective contributions for the remainder of the fiscal year ending June 30, 2010. The expense of the 401(k) plan was $125,000 and $103,000 for the years ending June 30, 2011 and 2010, respectively.

Employee Stock Ownership Plan: Employees participate in the ESOP. When it was established, the ESOP borrowed from the Corporation to purchase shares of stock. The Corporation made discretionary contributions to the ESOP, as well as paid dividends on unallocated shares held in the ESOP, and the ESOP used funds it received to repay the loan. When loan payments were made, ESOP shares were allocated to participants based on relative compensation and expense was recorded. Dividends on allocated shares were used to purchase shares in the open market which were allocated to participant accounts. Increased shares are the result of the ESOP trust purchasing FFD Financial Corporation shares in the open market with dividends on allocated shares. Participants receive the shares allocated to their accounts at the end of employment.

There were no expenses related to the ESOP plan for 2011 or 2010. The plan year ending December 31, 2006 was the final year of stock allocation for the plan. The ESOP loan has been paid in full and all shares have been allocated.

Shares held by the ESOP were as follows at June 30:

	2011	2010

Allocated to participants	134,872	128,772
Unreleased	-	-
Shares committed to be released	-	-

Total ESOP shares	134.872	128.772
Fair value of unreleased shares	$-	$-

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 10 – BENEFIT PLANS (continued)

Stock Option Plan: The Corporation's 1996 Stock Option Plan (the "Plan"), which was shareholder-approved, permitted grants to its employees of options to purchase up to 169,838 common shares. The plan expired as to new awards in 2006. When granted, options had an exercise price equal to the market price of the Corporation's common shares at the date of grant; those option awards have a vesting period of five years and a ten-year contractual term. The Corporation has a policy of using treasury shares, when available, to satisfy option exercises. Currently, the Corporation has a sufficient number of treasury shares to satisfy expected option exercises.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation's common stock. The Corporation uses historical data to estimate option exercise and post- vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding

A summary of the activity in the stock option plan for 2011 follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at beginning of year	19,570	$11.56
Granted	-	-
Exercised	(750)	8.38
Forfeited or expired	-	-
Outstanding at end of year	18,820	$11.68	1.6 yrs	$58,860
Exercisable at end of year	18,820	$11.68	1.6 yrs	$58,860
Options available for grant	-

Information related to the stock option plan during each year follows:

	2011	2010
	(In thousands)

Intrinsic value of options exercised	$4	$13
Cash received from options exercised	6	24
Tax benefit realized from option exercises	-	-

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 11 - INCOME TAXES

Income tax expense was as follows:

	2011	2010
	(In thousands)
Current expense	$754	$464
Deferred expense (benefit)	(49)	41

Total	705	$505

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	2011	2010
	(In thousands)
Federal statutory rate times financial statement income	$699	$498
Effect of:
Other, net	6	7

Total	$705	$505

Effective tax rate	34.3%	34.5%

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
NOTE 11 - INCOME TAXES (continued)

Year-end deferred tax assets and liabilities were due to the following:

	2011	2010
	(In thousands)
Deferred tax assets:
Accrued compensation	$37	$-
Retirement expense	14	18
Allowance for loan losses	739	678
Nonaccrual loan interest	30	48
Other	7	11
Deferred tax assets	827	755

Deferred tax liabilities:
Net deferred loan origination cost	$(87)	$(80)
Prepaid expense	(61)	(54)
Federal Home Loan Bank dividends	(438)	(438)
Depreciation	(187)	(204)
Net unrealized gain on available for sale securities	(18)	(15)
Loan servicing rights	(249)	(223)
Deferred tax liability	(1,040)	(1,014)

Net deferred tax liability	$(213)	$(259)

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2011, include approximately $1.65 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $561,000 at June 30, 2011.

At June 30, 2011 and June 30, 2010, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. There were no penalties or interest related to income taxes recorded in the income statement for the years ended June 30, 2011 and 2010 and no amounts accrued for penalties and interest as of June 30, 2011 and 2010.

The Corporation is subject to U.S. federal income tax. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2007. The tax years 2007-2010 remain open to examination by the U.S. taxing authority.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 12 - RELATED-PARTY TRANSACTIONS

Outstanding loans to principal officers, directors, and their affiliates during 2011 were as follows:

(In thousands)
Beginning balance	$4,199
New loans	2,544
Repayments	(1,977)

Ending balance	$4,766

NOTE 13 - REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of June 30, 2011, the Bank met all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2011 and 2010, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 13 - REGULATORY CAPITAL MATTERS (continued)

The Bank's actual and required capital amounts (in thousands) and ratios are presented below at year end.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			As of June 30, 2011
Total capital to risk weighted assets	$20,794	12.4%	$13,388	8.0%	$16,735	10.0%

Tier 1 (core) capital to risk weighted assets	19,137	11.4%	6,694	4.0%	10,041	6.0%

Tier 1 (core) capital to Adjusted assets	19,137	8.7%	8,779	4.0%	10,973	5.0%

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			As of June 30, 2010
Total capital to risk weighted assets	$19,754	12.0%	$13,180	8.0%	$16,475	10.0%

Tier 1 (core) capital to risk weighted assets	18,342	11.1%	6,590	4.0%	9,885	6.0%

Tier 1 (core) capital to adjusted total assets	18,342	8.9%	8,256	4.0%	10,320	5.0%

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 13 - REGULATORY CAPITAL MATTERS (continued)

Banking regulations impose limitations on the payment of dividends and other capital distributions from the Bank to the Corporation. Generally, capital distributions are permitted, with required notice to the Bank's regulators, if the distributions are within specified limitations and the institution remains well capitalized after the proposed distribution. In certain circumstances, an application would be required before a distribution. The Bank currently has approximately $818,000 plus any retained profits for the period from July 1, 2011 through December 31, 2011 available to pay dividends to the Corporation before the end of calendar year 2011 without prior regulatory approval.

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

The contractual amounts (in thousands) of financial instruments with off-balance-sheet risk at year end were as follows:

	2011		2010
	(In thousands)
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$1,138	$2,176	$577	$2,991
Unused lines of credit	9	39,420	-	34,744
Standby letters of credit	-	1,098	-	68

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments at June 30, 2011 have interest rates ranging from 3.75% to 6.00% and maturities ranging from seven years to 30 years.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF FINANCIAL CONDITION
June 30, 2011 and 2010
(in thousands)

	2011	2010
ASSETS
Cash and due from financial institutions	$21	$27
Investment in Bank subsidiary	19,171	18,371
Prepaid federal income taxes	394	512
Prepaid expenses and other assets	15	17

Total assets	$19,601	$18,927
LIABILITIES AND SHAREHOLDERS EQUITY
Other borrowed funds	$630	$630
Accrued interest payable	-	2

Total liabilities	630	632
Common stock and additional paid-in capital	8,334	8,334
Retained earnings	16,686	16,022
Accumulated other comprehensive income, net	35	29
Treasury stock — at cost	(6,084)	(6,090)

Total shareholders' equity	18.971	18,295
Total liabilities and shareholders' equity	$19,601	$18,927

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF INCOME
Years ended June 30, 2011 and 2010
(in thousands)

	2011	2010
Income
Interest income	$-	$-
Dividends from subsidiaries	775	1,150
	775	1,150
Expense
Interest expense	32	27
Other expense	298	267
	330	294

Income before income tax and undistributed subsidiary income	445	856

Income tax (benefit)	(112)	(100)
Equity in undistributed subsidiary income	795	3
Net income	$1,352	$959

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS

Years ended June 30, 2011 and 2010
(In thousands)

	2011	2010
Cash flows from operating activities:
Net income	$1,352	$959
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in undistributed net income of Bank subsidiary	(795)	(3)
Increase (decrease) in cash due to changes in:
Prepaid expenses and other assets and accrued interest payable	2	-
Prepaid federal income taxes	117	(113)
Net cash provided by operating activities	676	843

Cash flows from financing activities:
Proceeds from (repayments of) borrowed funds	-	(170)
Return of accumulated dividends on unawarded recognition and retention plan shares	-	-
Proceeds from exercise of stock options	6	24
Purchase of treasury stock	-	(24)
Cash dividends paid on common stock	(688)	(688)
Net cash used in financing activities	(682)	(858)

Net decrease in cash and cash equivalents	(6)	(15)

Cash and cash equivalents at beginning of year	27	42

Cash and cash equivalents at end of year	$21	$27

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow (dollars in thousands except per share data):

	2011	2010
Basic
Net income	$1,352	$959

Weighted average common shares outstanding	1,011,557	1,010,830

Basic earnings per common share	$1.34	$.95

Diluted
Net income	$1,352	$959

Weighted average common shares outstanding for basic earnings per common share	1,011,557	1,010,830
Add: Dilutive effects of assumed exercises of stock options	2,797	3,062

Average shares and dilutive potential common shares	1,014,354	1,013,892

Diluted earnings per common share	$1.33	$.95

Stock options for 3,500 shares of common stock were not considered in computing diluted earnings per common share for 2011 and 2010 because they were antidilutive.

SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 18, 2011, at 1:00 P.M., local time, at the Toland-Herzig Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-K

A copy of FFD's Annual Report on Form 10-K will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary

Investing In our community... it's not just a slogan; it's the way we do business at First Federal Community Bank

Not only do we provide a wide array of financial services, our people invest back into the community in the following ways:

Leadership & Volunteer roles in the following…

Tuscarawas County Chamber of Commerce	Tuscarawas County Farm Bureau
CIC Board of Trustees	Tuscarawas AAA Board of Directors
American Red Cross Board of Directors	Tuscarawas County Board of Realtors
Kent State Tuscarawas University Foundation	United Way of Tuscarawas County
Kent State University Tuscarawas County	Union Hospital Development &
District Trustees Board	Community Relations
Tuscarawas County Community Foundation	Tuscora Chapter SHRM
East Central Ohio Builders & Industry Association	Dover Public Library Board of Directors
Rainbow Connection Board of Directors	Holmes County Tourism Board
Leadership Tuscarawas	Tuscarawas County YMCA Board of Directors
New Philadelphia Kiwanis Club	Tuscarawas County - Save our Homes Task Force
Dover Rotary Club	Indian Valley Foundation
Tuscarawas Center for the Arts	New Phila Business & Community Association
Holmes County Chamber of Commerce	American Red Cross Home Town Heroes Program
Berlin Main Street Merchants	Ohio Bankers League Board of Directors
Sugarcreek Business Association	Dover Lions Club
Business Factory Board of Directors	Tuscarawas County Convention & Visitors Board
Tuscarawas County 4-H Advisors	Tuscarawas County OSU Agriculture 4-H Board
Tuscarawas County Pork Producers	Society for Equal Access

Employee donations /funds raised for $14,275.70 provided to...

Rainbow Connection	American Red Cross
Dress a Child	Harbor House
Community Hospice of Tusc. Co.	American Cancer Society -Relay for Life
Tuscarawas County Food Pantry Love	Salvation Army
Center Food Pantry	United Way of Tuscarawas County
of Holmes County	Union Hospital Breast Center
Share-A-Christmas	P.A.L. Mission Campaign
Running Water 5K	Big Brothers Big Sisters
Tuscarawas Co. Literacy Coalition	Society for Equal Access

NOTES

FFD Financial Corporation and First Federal Community Bank Directors and Executive Officers Building a Strong Foundation Board of Directors of FFD Financial Corporation and First Federal Community Bank Richard A. Brinkman, Jr. Regional President, AAA East Central Stephen G. Clinton President, Capital Market Securities, Inc. Leonard L. Gundy President, Frontier Tool & Equipment Rental. LTD., David W. Kaufman Broker/Owner, Kaufman Realty and Auction Enos L. Loader Chairman of the Board and Retired Senior Bank Executive Robert D. Sensel President and Chief Executive Officer Dover Hydraulics, Inc. Directors Emeritus FFD Financial Corporation and First Federal Community Bank J. Richard Gray Chairman, Hanhart Agency, Inc. Board of Directors (left to right): Dave Kaufman, Bob Sensel, Steve Clinton, Len Gundy, Rick Brinkman, Jr., Cork Loader Executive Officers of FFD Financial Corporation and First Federal Community Bank Trent B. Troyer President and Chief Executive Officer Scott C. Finnell Executive Vice President Robert R. Gerber Senior Vice President,Treasurer and Chief Financial Officer Sally K. O’Donnell Senior Vice President and Corporate Secretary Other Officers of First Federal Community Bank Michele L. Larkin Vice President Nick G. McMillen Vice President Stephenie M. Wilson Vice President Kristofer A. Kreinbihl Assistant Vice President Matthew A. Miller Assistant Vice President Carol L. Slemmer Banking Officer & Executive Assistant Kerry Egler-Whytsell Banking Officer Tiffany A. Kail Banking Officer Perriann K. McCoy Banking Officer www.onlinefirstfed.com

First Federal COMMUNITY BANK FFD Financial Corporation First Federal Community Bank 321 N. Wooster Ave P.O. Box 38 Dover, Ohio 44622 Phone: (330) 364-7777 Toll Free: (866) 849-3560 NASDAQ, Symbol: FFDF